As filed with the Securities and Exchange Commission on December 21, 2020.
Registration No. 333-250131
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
AMENDMENT NO. 1
TO
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
First Citizens BancShares, Inc.
(Exact Name of Registrant as specified in its charter)
Delaware	6022	56-1528994
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
4300 Six Forks Road
Raleigh, North Carolina 27609
(919) 716-7000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Frank B. Holding, Jr.
Chairman and Chief Executive Officer
First Citizens BancShares, Inc.
4300 Six Forks Road, Raleigh, North Carolina 27609 (919) 716-7000
(Name, address, including zip code, and telephone number, including area code, of agent for service)
With copies to:
Elizabeth Ostendorf, Esq. Senior Vice President & Director, Legal Department First Citizens BancShares, Inc. 4300 Six Forks Road Raleigh, North Carolina 27609 Phone: (919) 716-7000
Gerald F. Roach, Esq.
Jason L. Martinez, Esq.
Smith, Anderson, Blount,
Dorsett, Mitchell & Jernigan, L.L.P.
Wells Fargo Capitol Center
150 Fayetteville Street, Suite
2300
Raleigh, North Carolina 27601
Phone: (919) 821-1220
	James R. Hubbard Executive Vice President and General Counsel CIT Group Inc. 11 W. 42nd Street New York, New York 10036 Phone: (212) 461-5200	H. Rodgin Cohen, Esq. Mitchell S. Eitel, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 Phone: (212) 558-3588
Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after this Registration Statement is declared effective and upon completion of the mergers described herein.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging Growth Company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 14e-4(i) (Cross-Border Issuer Tender Offer)  ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-party Tender Offer)  ☐
THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(a) MAY DETERMINE.

The information in this joint proxy statement/prospectus is not complete and may be changed. A registration statement relating to the securities described in this joint proxy statement/ prospectus has been filed with the U.S. Securities and Exchange Commission. These securities may not be issued until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This joint proxy statement/prospectus does not constitute an offer to sell or the solicitation of offers to buy these securities in any jurisdiction where the offer or sale is not permitted.
PRELIMINARY-SUBJECT TO COMPLETION DATED DECEMBER 21, 2020

To the Stockholders of First Citizens BancShares, Inc. and CIT Group Inc.
MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT
On behalf of the boards of directors of First Citizens BancShares, Inc. (“First Citizens”) and CIT Group Inc. (“CIT”), we are pleased to enclose the accompanying joint proxy statement/prospectus relating to the proposed merger of equals between First Citizens and CIT. We are requesting that you take certain actions as a holder of Class A common stock, par value $1.00 per share, of First Citizens (the “First Citizens Class A common stock”), a holder of Class B common stock, par value $1.00 per share, of First Citizens (the “First Citizens Class B common stock,” and together with the First Citizens Class A common stock, the “First Citizens common stock”) or as a holder of common stock, par value $0.01 per share, of CIT (the “CIT common stock”).
The boards of directors of First Citizens and CIT have each unanimously approved an agreement to merge our two companies. On October 15, 2020, First Citizens, First-Citizens Bank & Trust Company, a North Carolina chartered commercial bank and a direct, wholly-owned subsidiary of First Citizens (“First Citizens Bank”), FC Merger Subsidiary IX, Inc., a direct, wholly-owned subsidiary of First Citizens Bank (“Merger Sub”), and CIT entered into an Agreement and Plan of Merger (as amended from time to time, the “merger agreement”) that provides for the combination of First Citizens and CIT, with First Citizens as the surviving parent entity (which we refer to as the “combined company” or “First Citizens”, as the case may be). Under the merger agreement, (i) Merger Sub will merge with and into CIT (which we refer to as the “first step merger”), with CIT surviving the first step merger and becoming a wholly-owned subsidiary of First Citizens Bank (we refer to CIT, in such capacity, as the “interim surviving entity”) and (ii) as soon as reasonably practicable following the first step merger, and as part of a single integrated transaction, the interim surviving entity will merge with and into First Citizens Bank, with First Citizens Bank surviving (which we refer to as the “second step merger”). Immediately following the completion of the second step merger, the separate corporate existence of the interim surviving entity will cease and First Citizens Bank will continue as the surviving corporation of the second step merger. Immediately following the second step merger, CIT Bank, N.A., a wholly-owned subsidiary of CIT (“CIT Bank”), will merge with and into First Citizens Bank, with First Citizens Bank continuing as the surviving bank (which we refer to as the “bank merger” and, together with the first step merger and the second step merger, the “mergers”).
The proposed mergers will provide a strong foundation for the combined company to better serve clients and communities and is expected to establish one of the top twenty largest banks in the United States based on assets (excluding foreign-owned banks). The combined company, as reported at September 30, 2020, would have had approximately $109.4 billion in assets and $87.1 billion in deposits. We believe that the combined company will benefit from greater scale, which in turn will drive growth, improve profitability and enhance stockholder value.
In the first step merger, holders of CIT common stock will receive 0.06200 shares (the “exchange ratio” and such shares, the “merger consideration”) of First Citizens Class A common stock for each share of CIT common stock they own. Holders of First Citizens common stock will continue to own their existing shares of First Citizens common stock. Based on the closing price of First Citizens Class A common stock on Nasdaq Global Select Market (“Nasdaq”) on October 15, 2020, the last trading day before public announcement of the mergers, the exchange ratio represented approximately $21.91 in value for each share of CIT common stock. Based on the closing price of First Citizens Class A common stock on Nasdaq on December 18, 2020, the last practicable trading day before the date of this accompanying joint proxy statement/prospectus, of $585.26, the exchange ratio represented approximately $36.29 in value for each share of CIT common stock. The value of the First Citizens Class A common stock at the time of completion of the first step merger could be greater than, less than or the same as the value of First Citizens Class A common stock on the date of the accompanying joint proxy statement/prospectus. We urge you to obtain current market quotations of First Citizens Class A common stock (trading symbol “FCNCA”) and CIT common stock (trading symbol “CIT”). First Citizens Class B common stock trades on the over-the-counter market and is quoted on the OTC Bulletin Board under the symbol “FCNCB”.
In addition, each share of fixed-to-floating rate non-cumulative perpetual preferred stock, Series A, par value $0.01 per share, of CIT (the “CIT series A preferred stock”) and 5.625% non-cumulative perpetual preferred stock, Series B, par value $0.01 per share, of CIT (the “CIT series B preferred stock” and, together with the CIT series A preferred stock, the “CIT preferred stock”) issued and outstanding immediately prior to the effective time of the first step merger will be converted into the right to receive one (1) share of a newly created series of preferred stock, Series B, of First Citizens (the “First Citizens series B preferred stock”) and one (1) share of a newly created series of preferred stock, Series C, of First Citizens (the “First Citizens series C preferred stock” and, together with the First Citizens series B preferred stock, the “new First Citizens preferred stock”), respectively, having such rights, preferences, privileges and voting powers, and limitations and restrictions, taken as a whole, that are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers, and limitations and restrictions, taken as a whole, of the CIT series A preferred stock and the CIT series B preferred stock, respectively (taking into account (i) that CIT will not survive the consummation of the mergers, and (ii) any adjustment to the existing right of optional redemption associated with each series of CIT preferred stock by First Citizens that is reasonably necessary to obtain Tier 1 Capital treatment from the Board of Governors of the Federal Reserve System for such preferred stock). The CIT series B preferred stock are currently listed on the New York Stock Exchange under the symbol “CITPRB”. The shares of newly created First Citizens series C preferred stock are expected to be listed on Nasdaq upon completion of the mergers.
We expect the first step merger and the second step merger will together qualify as a reorganization for federal income tax purposes. Accordingly, holders of CIT common stock or CIT preferred stock generally will not recognize any gain or loss for federal income tax purposes on the exchange of shares of CIT common stock or CIT preferred stock, as applicable, for First Citizens Class A common stock or the applicable series of new First Citizens preferred stock, as applicable, in the first step merger, except with respect to any cash received by holders of CIT common stock instead of fractional shares of First Citizens Class A common stock.
Based on the current number of shares of CIT common stock outstanding and reserved for issuance, First Citizens expects to issue approximately 6.2 million shares of First Citizens Class A common stock to holders of CIT common stock in the aggregate in the first step merger. Following the completion of the mergers, we estimate that current holders of CIT common stock will own approximately 39% of the combined company and current holders of First Citizens common stock will own approximately 61% of the common stock of the combined company.

First Citizens and CIT will each hold a special meeting of our respective stockholders in connection with the mergers. At our respective special meetings, in addition to other business, First Citizens will ask holders of its common stock to approve the issuance of First Citizens Class A common stock to holders of CIT common stock pursuant to the merger agreement and CIT will ask holders of its common stock to adopt the merger agreement. Information about these meetings and the mergers are contained in the accompanying joint proxy statement/prospectus. In particular, see “Risk Factors” beginning on page 43 for a discussion of the risks you should consider in evaluating the proposed mergers and how the proposed mergers may affect you. You can also obtain information about First Citizens and CIT from documents that have been filed with the Securities and Exchange Commission that are incorporated into this joint proxy statement/prospectus by reference. We urge you to read this joint proxy statement/prospectus carefully and in its entirety.
Holders of CIT preferred stock are not entitled to, and are not requested to, vote at the CIT special meeting. Holders of First Citizens series A preferred stock are not entitled to, and are not requested to, vote at the First Citizens special meeting.
The special meeting of holders of CIT common stock will be held virtually on February 9, 2021 at the following website: www.virtualshareholdermeeting.com/CIT2021SM, at 10:00 a.m. local time. The special meeting of holders of First Citizens common stock will be held virtually on February 9, 2021 at the following website: www.virtualshareholdermeeting.com/FIZN2021, at 10:00 a.m. local time.
Each of our boards of directors unanimously recommends that holders of common stock vote “FOR” each of the proposals to be considered at the respective meetings. We strongly support this combination of our companies and join our boards in their recommendations.
On behalf of the First Citizens and CIT boards of directors, thank you for your prompt attention to this important matter.
Sincerely,

Frank B. Holding, Jr.	Ellen R. Alemany
Chairman and Chief Executive Officer	Chairwoman and Chief Executive Officer
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the mergers or determined if this document is accurate or complete. Any representation to the contrary is a criminal offense.
The securities to be issued in the first step merger are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of either First Citizens or CIT, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.
The accompanying joint proxy statement/prospectus is dated December [ ], 2020, and is first being mailed to holders of First Citizens common stock and holders of CIT common stock on or about December 30, 2020.

ADDITIONAL INFORMATION
The accompanying joint proxy statement/prospectus incorporates important business and financial information about First Citizens and CIT from other documents that are not included in or delivered with this joint proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference in this document through the Securities and Exchange Commission website at http://www.sec.gov or by requesting them in writing or by telephone at the appropriate address below:
if you are a First Citizens stockholder: First Citizens BancShares, Inc. 4300 Six Forks Road Raleigh, North Carolina 27609 Attn: Bridget L. Welborn (919) 716-8941	if you are a CIT stockholder: CIT Group Inc. One CIT Drive Livingston, New Jersey 07039 Attn: James R. Hubbard (866) 542-4847
You will not be charged for any of these documents that you request. To obtain timely delivery of these documents, you must request them no later than five (5) business days before the date of the applicable special meeting. This means that holders of First Citizens common stock requesting documents must do so by February 2, 2021, in order to receive them before the First Citizens special meeting, and holders of CIT common stock requesting documents must do so by February 2, 2021, in order to receive them before the CIT special meeting.
No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated December [ ], 2020, and you should assume that the information in this document is accurate only as of such date. You should assume that the information incorporated by reference into this document is accurate as of the date of such incorporated document. Neither the mailing of this joint proxy statement/prospectus to holders of First Citizens common stock or holders of CIT common stock, nor the issuance by First Citizens of shares of First Citizens Class A common stock or new First Citizens preferred stock pursuant to the merger agreement will create any implication to the contrary.
This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Except where the context otherwise indicates, information contained in, or incorporated by reference into, this document regarding CIT has been provided by CIT and information contained in, or incorporated by reference into, this document regarding First Citizens has been provided by First Citizens.
See the section entitled “Where You Can Find More Information” beginning on page 183 of the accompanying joint proxy statement/prospectus for further information.

FIRST CITIZENS BANCSHARES, INC.
4300 Six Forks Road
Raleigh, North Carolina 27609
(919) 716-7000
NOTICE OF VIRTUAL SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON FEBRUARY 9, 2021
To the Stockholders of First Citizens BancShares, Inc.:
On October 15, 2020, First Citizens BancShares, Inc., a Delaware corporation (“First Citizens”), First-Citizens Bank & Trust Company, a North Carolina chartered commercial bank and direct, wholly-owned subsidiary of First Citizens (“First Citizens Bank”), FC Merger Subsidiary IX, Inc., a direct, wholly-owned subsidiary of First Citizens Bank (“Merger Sub”), and CIT Group Inc., a Delaware corporation (“CIT”) entered into an Agreement and Plan of Merger (as amended from time to time, the “merger agreement”), a copy of which is attached as Annex A to the accompanying joint proxy statement/prospectus.
NOTICE IS HEREBY GIVEN that a Special Meeting of holders of First Citizens common stock (the “First Citizens special meeting”) will be held virtually on February 9, 2021 at 10:00 a.m., local time. In light of the on-going developments related to the COVID-19 pandemic and to protect the health of First Citizens’ stockholders and the community, the First Citizens special meeting will be held in a virtual-only format conducted via live audio webcast. You will be able to attend the special meeting by visiting www.virtualshareholdermeeting.com/FIZN2021 and inserting the control number included in your proxy card. You will be able to vote your shares electronically over the Internet and submit questions online during the meeting by logging in to the website listed above and using the control number. We are pleased to notify you of and invite you to the First Citizens special meeting.
At the First Citizens special meeting you will be asked to vote on the following matters:
•	Proposal to approve the issuance of First Citizens Class A common stock to holders of CIT common stock pursuant to the merger agreement (the “First Citizens stock issuance proposal”).
•
Proposal to adjourn the First Citizens special meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment, there are not sufficient votes to approve the First Citizens stock issuance proposal or to ensure that any supplement or amendment to the accompanying joint proxy statement/prospectus is timely provided to holders of First Citizens common stock (the “First Citizens adjournment proposal”).

The board of directors of First Citizens has fixed the close of business on December 30, 2020, as the record date for the First Citizens special meeting. Only holders of record of First Citizens common stock as of the close of business on the record date for the First Citizens special meeting are entitled to notice of the First Citizens special meeting or any adjournment or postponement thereof. Holders of the 5.375% non-cumulative perpetual preferred stock, Series A, par value $0.01 per share, of First Citizens are not entitled to, and are not requested to, vote at the First Citizens special meeting.
To participate, vote or ask questions at the First Citizens special meeting, stockholders will need to enter the control number found on the proxy card to log in to www.virtualshareholdermeeting.com/FIZN2021. A list of stockholders eligible to vote will be available for review on the virtual meeting website during the pendency of the First Citizens special meeting, as well as available for inspection and review by stockholders at our office located at 4300 Six Forks Road, Raleigh, North Carolina 27609 from January 29, 2021 to the date of the First Citizens special meeting. In consideration of current public health practices, please wear a face mask and practice social distancing measures at the First Citizens office.

Technical assistance will be available for stockholders who experience an issue accessing the meeting. Contact information for technical support will appear on the virtual meeting website prior to the start of the meeting.
First Citizens has determined that holders of First Citizens common stock are not entitled to dissenters’ rights with respect to the proposed merger under Section 262 of the Delaware General Corporation Law.
The First Citizens board of directors unanimously recommends that holders of First Citizens common stock vote “FOR” the First Citizens stock issuance proposal and “FOR” the First Citizens adjournment proposal.
Your vote is important. We cannot complete the transactions contemplated by the merger agreement unless holders of First Citizens common stock approve the First Citizens stock issuance proposal. The affirmative vote of the holders of at least a majority of the votes cast at the First Citizens special meeting is required to approve the First Citizens stock issuance proposal.
Each copy of the joint proxy statement/prospectus mailed to holders of First Citizens common stock is accompanied by a form of proxy card with instructions for voting.
Whether or not you plan to attend the First Citizens special meeting, we urge you to please promptly complete, sign, date and return the accompanying proxy card in the enclosed postage-paid envelope or authorize the individuals named on the accompanying proxy card to vote your shares by calling the toll-free telephone number or by using the Internet as described in the instructions included with the accompanying proxy card. If your shares are held in the name of a bank, broker, or other nominee, please follow the instructions on the voting instruction card furnished by such bank, broker or other nominee.
By Order of the Board of Directors

Frank B. Holding, Jr. Chairman and Chief Executive Officer First Citizens BancShares, Inc. Raleigh, North Carolina December [ ], 2020

CIT Group Inc.
11 West 42nd Street
New York, New York 10036
(212) 461-5200
NOTICE OF VIRTUAL SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON FEBRUARY 9, 2021
To the Stockholders of CIT Group Inc.:
On October 15, 2020, CIT Group Inc., a Delaware corporation (“CIT”), First Citizens BancShares, Inc., a Delaware corporation (“First Citizens”), First-Citizens Bank & Trust Company, a North Carolina chartered commercial bank and direct, wholly-owned subsidiary of First Citizens (“First Citizens Bank”) and FC Merger Subsidiary IX, Inc., a direct, wholly-owned subsidiary of First Citizens Bank entered into an Agreement and Plan of Merger (as amended from time to time, the “merger agreement”), a copy of which is attached as Annex A to the accompanying joint proxy statement/prospectus.
NOTICE IS HEREBY GIVEN that a special meeting of holders of CIT common stock (the “CIT special meeting”) will be held virtually on February 9, 2021 at 10:00 a.m., local time, at the following website: www.virtualshareholdermeeting.com/CIT2021SM. The CIT special meeting will be held in a virtual-only format due to the public health concerns and current official guidance related to the COVID-19 pandemic. We are pleased to notify you of and invite you to the CIT special meeting.
At the CIT special meeting you will be asked to vote on the following matters:
•	Proposal to adopt the merger agreement (the “CIT merger proposal”).
•
Proposal to approve, on an advisory (non-binding) basis, the executive officer compensation that will or may be paid to CIT’s named executive officers in connection with the transactions contemplated by the merger agreement (the “CIT compensation proposal”).

•
Proposal to adjourn the CIT special meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment, there are not sufficient votes to approve the CIT merger proposal or to ensure that any supplement or amendment to the accompanying joint proxy statement/prospectus is timely provided to holders of CIT common stock (the “CIT adjournment proposal”).

The board of directors of CIT has fixed the close of business on December 30, 2020, as the record date for the CIT special meeting. Only holders of record of CIT common stock as of the close of business on the record date for the CIT special meeting are entitled to receive notice of and to vote at the CIT special meeting or any adjournment or postponement thereof. Holders of CIT preferred stock are not entitled to, and are not requested to, vote at the CIT special meeting.
To participate, vote or ask questions at the CIT special meeting, stockholders will need to enter the control number found on the proxy card to log in to www.virtualshareholdermeeting.com/CIT2021SM. A list of stockholders eligible to vote will be available for review on the virtual meeting website during the pendency of the CIT special meeting, as well as available for inspection and review by stockholders at our office located at One CIT Drive, Livingston, New Jersey 07039 from January 29, 2021 to the date of the CIT special meeting. In consideration of current public health practices, please wear a face mask and practice social distancing measures at the CIT office.
Technical assistance will be available for stockholders who experience an issue accessing the meeting. Contact information for technical support will appear on the virtual meeting website prior to the start of the meeting.
CIT has determined that holders of CIT common stock and CIT preferred stock are not entitled to appraisal rights with respect to the proposed merger under Section 262 of the Delaware General Corporation Law.

The CIT board of directors unanimously recommends that holders of CIT common stock vote “FOR” the CIT merger proposal, “FOR” the CIT compensation proposal and “FOR” the CIT adjournment proposal.
Your vote is important. We cannot complete the transactions contemplated by the merger agreement unless holders of CIT common stock approve the CIT merger proposal. The affirmative vote of the holders of at least a majority of the outstanding shares of CIT common stock entitled to vote on the merger agreement is required to approve the CIT merger proposal.
Each copy of the joint proxy statement/prospectus mailed to holders of CIT common stock is accompanied by a form of proxy card with instructions for voting.
Whether or not you plan to attend the CIT special meeting, we urge you to please promptly complete, sign, date and return the accompanying proxy card in the enclosed postage-paid envelope or authorize the individuals named on the accompanying proxy card to vote your shares by calling the toll-free telephone number or by using the Internet as described in the instructions included with the accompanying proxy card. If your shares are held in the name of a bank, broker, or other nominee, please follow the instructions on the voting instruction card furnished by such bank, broker or other nominee.
By Order of the Board of Directors

Ellen R. Alemany Chairwoman and Chief Executive Officer CIT Group Inc. December [ ], 2020

Page
QUESTIONS AND ANSWERS	1
SUMMARY	13
The Parties to the Mergers	13
The Mergers and the Merger Agreement	15
Merger Consideration	15
Treatment of CIT Preferred Stock	16
Treatment of CIT Equity Awards	16
Treatment of CIT ESPP	17
Material U.S. Federal Income Tax Consequences of the First Step and Second Step Merger	17
First Citizens’ Reasons for the Mergers; Recommendation of First Citizens’ Board of Directors	17
CIT’s Reasons for the Mergers; Recommendation of CIT’s Board of Directors	17
Opinion of First Citizens’ Financial Advisor	18
Opinions of CIT’s Financial Advisors	18
Appraisal or Dissenters’ Rights in the Mergers	19
Interests of First Citizens’ Directors and Executive Officers in the Mergers	19
Interests of CIT’s Directors and Executive Officers in the Mergers	19
Governance of the Combined Company After the Mergers	20
Headquarters and Name After the Mergers	21
Regulatory Approvals	21
Expected Timing of the Mergers	21
Conditions to Completion of the Mergers	21
Termination of the Merger Agreement	22
Termination Fee	23
Voting Agreement	23
Accounting Treatment	23
The Rights of Holders of CIT Common Stock Will Change as a Result of the First Step Merger	23
Listing of First Citizens Class A Common Stock and First Citizens Series C Preferred Stock; Delisting of CIT Common Stock and CIT Series B Preferred Stock and Deregistration of CIT Common Stock, CIT Series A Preferred Stock and CIT Series B Preferred Stock	24
The First Citizens Special Meeting	24
The CIT Special Meeting	24
Risk Factors	25
CIT Litigation Update	25
SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF FIRST CITIZENS	27
SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF CIT	29
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION	31
NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS	36
COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER COMMON SHARE DATA	40
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	41
RISK FACTORS	43
THE FIRST CITIZENS SPECIAL MEETING	53
Date, Time and Place of the Meeting	53
Matters to Be Considered	53
Recommendation of First Citizens’ Board of Directors	53
Record Date and Quorum	53
Broker Non-Votes	54
Vote Required; Treatment of Abstentions, Broker Non-Votes and Failure to Vote	54
Attending the Special Meeting	54
Proxies	55
i

ii

Page
Fractional Shares	132
Governing Documents	132
Treatment of CIT Equity Awards	132
Treatment of CIT ESPP	133
Closing and Effective Time of the Mergers	133
Conversion of Shares; Exchange of CIT Stock Certificates	134
Representations and Warranties	134
Covenants and Agreements	136
Combined Company Governance and Headquarters Matters	141
Stockholder Meetings and Recommendation of First Citizens’ and CIT’s Boards of Directors	141
Agreement Not to Solicit Other Offers	143
Conditions to Completion of the Mergers	144
Termination of the Merger Agreement	145
Effect of Termination	145
Termination Fee	146
Expenses and Fees	147
Amendment, Waiver and Extension of the Merger Agreement	147
Governing Law	147
Specific Performance	147
Voting Agreement	147
MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGERS	149
Tax Consequences of the Mergers Generally	150
Information Reporting and Backup Withholding	151
DESCRIPTION OF NEW FIRST CITIZENS PREFERRED STOCK	152
Preferred Stock Generally	152
First Citizens Series B Preferred Stock	152
First Citizens Series C Preferred Stock	159
COMPARISON OF STOCKHOLDERS RIGHTS	166
LEGAL MATTERS	181
EXPERTS	181
DEADLINES FOR SUBMITTING STOCKHOLDER PROPOSALS	181
First Citizens	181
CIT	182
WHERE YOU CAN FIND MORE INFORMATION	183
Annex A Agreement and Plan of Merger by and among First Citizens BancShares, Inc., First-Citizens Bank & Trust Company, FC Merger Subsidiary IX, Inc., and CIT Group Inc. dated as of October 15, 2020	A-1
Annex B Voting Agreement by and among CIT Group Inc., Frank B. Holding, Jr., Hope H. Bryant, Peter M. Bristow, and Claire H. Bristow dated as of October 15, 2020	B-1
Annex C Opinion of Piper Sandler & Co.	C-1
Annex D Opinion of Keefe, Bruyette & Woods, Inc.	D-1
Annex E Opinion of Morgan Stanley & Co. LLC	E-1
PART II INFORMATION NOT REQUIRED IN PROSPECTUS	II-1
iii

QUESTIONS AND ANSWERS
The following are some questions that you may have about the mergers, the First Citizens special meeting or the CIT special meeting, and brief answers to those questions. First Citizens and CIT urge you to read carefully the remainder of this joint proxy statement/prospectus because the information in this section does not provide all of the information that might be important to you with respect to the mergers, the First Citizens special meeting or the CIT special meeting. Additional important information is also contained in the documents incorporated by reference into this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 183.
In this joint proxy statement/prospectus, unless the context otherwise requires:
•	“CIT” refers to CIT Group Inc.;
•	“CIT Bank” refers to CIT Bank, N.A., a national banking association and wholly-owned subsidiary of CIT;
•	“CIT common stock” refers to the common stock, par value $0.01 per share, of CIT;
•	“CIT preferred stock” refers, collectively, to the CIT series A preferred stock and the CIT series B preferred stock;
•	“CIT series A preferred stock” refers to the fixed-to-floating rate non-cumulative perpetual preferred stock, Series A, par value $0.01 per share, of CIT;
•	“CIT series B preferred stock” refers to the 5.625% non-cumulative perpetual preferred stock, Series B, par value $0.01 per share, of CIT;
•	“First Citizens” refers to First Citizens BancShares, Inc.;
•	“First Citizens Bank” refers to First-Citizens Bank & Trust Company, a North Carolina chartered commercial bank and a direct, wholly-owned subsidiary of First Citizens;
•	“First Citizens Class A common stock” refers to the Class A common stock, par value $1.00 per share, of First Citizens;
•	“First Citizens Class B common stock” refers to the Class B common stock, par value $1.00 per share, of First Citizens;
•	“First Citizens common stock” refers, collectively, to the First Citizens Class A common stock and the First Citizens Class B common stock;
•	“First Citizens series A preferred stock” refers to the 5.375% non-cumulative perpetual preferred stock, Series A, par value $0.01 per share, of First Citizens;
•	“First Citizens series B preferred stock” refers to the fixed-to-floating rate non-cumulative perpetual preferred stock, Series B, par value $0.01, of First Citizens;
•	“First Citizens series C preferred stock” refers to the 5.625% non-cumulative perpetual preferred stock, Series C, par value $0.01, of First Citizens;
•
“New First Citizens preferred stock” refers, collectively, to the First Citizens series B preferred stock and the First Citizens series C preferred stock that will be issued to holders of CIT series A preferred stock and CIT series B preferred stock, respectively, pursuant to the merger agreement; and

•	“Merger Sub” refers to FC Merger Subsidiary IX, Inc., a direct, wholly-owned subsidiary of First Citizens Bank.
Q:	Why am I receiving this joint proxy statement/prospectus?
A:
You are receiving this joint proxy statement/prospectus because First Citizens, First Citizens Bank, Merger Sub, and CIT have entered into an Agreement and Plan of Merger, dated October 15, 2020 (as amended from time to time, the “merger agreement”) pursuant to which First Citizens and CIT will combine their companies in a merger of equals. Pursuant to the merger agreement, (i) Merger Sub will merge with and into CIT (which we refer to as the “first step merger”), with CIT surviving the first step merger and becoming a wholly-owned subsidiary of First Citizens Bank (we refer to CIT, in such capacity, as the “interim surviving entity”) and (ii) as soon as reasonably practicable following the first step merger, and as part of a single integrated transaction, the interim surviving entity will merge with and into First Citizens Bank, with First Citizens Bank surviving (which we refer to as the “second step merger”). Immediately following the second step merger, First Citizens Bank and CIT Bank will merge and First Citizens Bank will continue as the surviving bank (which we refer to as the “bank merger” and, together with the first step merger and the second step merger, the “mergers”). A copy of the merger agreement is attached as Annex A to this joint proxy statement/prospectus and is incorporated by reference herein. In this joint proxy statement/prospectus, we refer to the closing of the transactions contemplated by the merger agreement as the “closing” and the date on which the closing occurs as the “closing date”.
In order to complete the mergers, among other things:
•
holders of First Citizens common stock must approve the issuance of First Citizens Class A common stock to holders of CIT common stock pursuant to the merger agreement in order to comply with applicable Nasdaq Global Select Market (“Nasdaq”) listing rules (the “First Citizens stock issuance proposal”); and

•	holders of CIT common stock must adopt the merger agreement (the “CIT merger proposal”).
First Citizens is holding a virtual special meeting of holders of First Citizens common stock (the “First Citizens special meeting”) to obtain approval of the First Citizens stock issuance proposal.
Holders of First Citizens common stock will also be asked to approve the proposal to adjourn the First Citizens special meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment, there are not sufficient votes at the time of the First Citizens special meeting to approve the First Citizens stock issuance proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to holders of First Citizens common stock (the “First Citizens adjournment proposal”).
Holders of First Citizens series A preferred stock are not entitled to, and are not requested to, vote at the First Citizens special meeting. Holders of First Citizens common stock and First Citizens series A preferred stock are not entitled to appraisal or dissenters’ rights.
CIT is holding a special meeting of holders of CIT common stock (the “CIT special meeting”) to obtain approval of the CIT merger proposal. Holders of CIT common stock will also be asked (1) to approve, on an advisory (non-binding) basis, the executive officer compensation that will or may be paid to CIT’s named executive officers in connection with the transactions contemplated by the merger agreement (the “CIT compensation proposal”) and (2) to approve the proposal to adjourn the CIT special meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment, there are not sufficient votes to approve the CIT merger proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to holders of CIT common stock (the “CIT adjournment proposal”).
Holders of CIT preferred stock are not entitled to, and are not requested to, vote at the CIT special meeting. Holders of CIT common stock and CIT preferred stock are not entitled to appraisal or dissenters’ rights.
This document is also a prospectus that is being delivered to holders of CIT common stock because, pursuant to the merger agreement, First Citizens is offering shares of First Citizens Class A common stock to holders of CIT common stock. First Citizens is also issuing shares of First Citizens series B preferred stock and First Citizens series C preferred stock to holders of CIT series A preferred stock and CIT series B preferred stock, respectively. Each share of CIT series A preferred stock and CIT series B preferred stock issued and outstanding immediately prior to the effective time of the first step merger (the “effective time”) will be automatically converted into the right to receive one (1) share of First Citizens series B preferred stock and First Citizens series C preferred stock, respectively, at the effective time.

This joint proxy statement/prospectus contains important information about the mergers and the other proposals being voted on at the First Citizens and CIT special meetings. You should read it carefully and in its entirety. The enclosed materials allow you to have your shares of common stock voted by proxy without attending your meeting. Your vote is important and we encourage you to submit your proxy as soon as possible.
Q:	What will happen in the mergers?
A:
During the first step merger, Merger Sub will merge with and into CIT, with CIT surviving. In the second step merger, CIT, as the surviving entity of the first step merger, will merge with and into First Citizens Bank, with First Citizens Bank surviving. Immediately following the second step merger, First Citizens Bank and CIT Bank will merge and First Citizens Bank will continue as the surviving bank.

Each share of CIT common stock issued and outstanding immediately prior to the effective time (other than certain shares held by First Citizens or CIT) will be converted into the right to receive 0.06200 shares (the “exchange ratio” and such shares, the “merger consideration”) of First Citizens Class A common stock. After completion of the mergers, (1) CIT will cease to exist and will no longer be a public company, (2) CIT common stock and CIT series B preferred stock will be delisted from the New York Stock Exchange (the “NYSE”) and will cease to be publicly traded, and (3) the CIT common stock, CIT series A preferred stock and CIT series B preferred stock will be deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Holders of First Citizens common stock and First Citizens series A preferred stock will continue to own their existing shares of First Citizens common stock and First Citizens series A preferred stock, respectively. See the information provided in the section entitled “The Merger Agreement—Structure of the Mergers” beginning on page 131 and the merger agreement for more information about the mergers.
Q:	When and where will each of the special meetings take place?
A:	The First Citizens special meeting will be held virtually at the following website: www.virtualshareholdermeeting.com/FIZN2021, on February 9, 2021 at 10:00 a.m. local time.
The CIT special meeting will be held virtually at the following website: www.virtualshareholdermeeting.com/CIT2021SM, on February 9, 2021 at 10:00 a.m. local time.
Even if you plan to attend your respective company’s special meeting, First Citizens and CIT recommend that you vote your shares in advance as described below so that your vote will be counted if you later decide not to or become unable to attend the applicable special meeting. Shares held in “street name” may be voted at the CIT special meeting or the First Citizens special meeting, as applicable, by you only if you obtain a signed legal proxy from your bank, broker or other nominee giving you the right to vote the shares.
Q:	What matters will be considered at each of the special meetings?
A:	At the First Citizens special meeting, holders of First Citizens common stock will be asked to consider and vote on the following proposals:
•	First Citizens Proposal 1: The First Citizens stock issuance proposal. Approval of the issuance of First Citizens common stock to holders of CIT common stock pursuant to the merger agreement; and
•
First Citizens Proposal 2: The First Citizens adjournment proposal. Approval of the adjournment of the First Citizens special meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment, there are not sufficient votes at the time of the First Citizens special meeting to approve the First Citizens stock issuance proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to holders of First Citizens common stock.

At the CIT special meeting, holders of CIT common stock will be asked to consider and vote on the following proposals:
•	CIT Proposal 1: The CIT merger proposal. Adoption of the merger agreement;

•
CIT Proposal 2: The CIT compensation proposal. Approval of, on an advisory (non-binding) basis, the executive officer compensation that will or may be paid to CIT’s named executive officers in connection with the transactions contemplated by the merger agreement; and

•
CIT Proposal 3: The CIT adjournment proposal. Approval of the adjournment of the CIT special meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment, there are not sufficient votes to approve the CIT merger proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to holders of CIT common stock.

In order to complete the mergers, among other things, holders of First Citizens common stock must approve the First Citizens stock issuance proposal and holders of CIT common stock must approve the CIT merger proposal. None of the approvals of the First Citizens adjournment proposal, the CIT compensation proposal or the CIT adjournment proposal are conditions to the obligations of First Citizens or CIT to complete the mergers.
Q:	What will holders of CIT common stock receive in the first step merger?
A:
At the effective time, each share of CIT common stock issued and outstanding immediately prior to the effective time (other than certain shares held by First Citizens or CIT) will be automatically converted into the right to receive 0.06200 shares of First Citizens Class A common stock. First Citizens will not issue any fractional shares of First Citizens common stock in the first step merger. Holders of CIT common stock who would otherwise be entitled to a fractional share of First Citizens Class A common stock in the first step merger will instead receive an amount in cash (rounded to the nearest cent) determined by multiplying (i) the average of the closing-sale prices per share of First Citizens Class A common stock on Nasdaq as reported by The Wall Street Journal for the consecutive period of twenty (20) full trading days ending on and including the business day that is two (2) business days immediately prior to the closing date by (ii) the fraction of a share (after taking into account all shares of CIT common stock held by such holder immediately prior to the effective time and rounded to the nearest one-thousandth when expressed in decimal form) of First Citizens Class A common stock that such stockholder would otherwise be entitled to receive.

Q:	What will holders of CIT preferred stock receive in the first step merger?
A:
At the effective time, each share of CIT series A preferred stock and CIT series B preferred stock issued and outstanding immediately prior to the effective time will be automatically converted into the right to receive one (1) share of First Citizens series B preferred stock and one (1) share of First Citizens series C preferred stock, respectively. The CIT series B preferred stock is currently listed on the NYSE under the symbol “CITPRB”. The shares of First Citizens series C preferred stock are expected to be listed on Nasdaq upon completion of the mergers.

Q:	What will holders of First Citizens common stock receive in the first step merger?
A:
In the first step merger, holders of First Citizens common stock will not receive any consideration, and their shares of First Citizens common stock will remain outstanding and will constitute shares of the combined company. Following the mergers, shares of First Citizens Class A common stock will continue to be listed on Nasdaq.

Q:	Will the value of the merger consideration change between the date of this joint proxy statement/prospectus and the time the mergers are completed?
A:
Yes. Although the number of shares of First Citizens Class A common stock that holders of CIT common stock will receive is fixed, the value of the merger consideration will fluctuate between the date of this joint proxy statement/prospectus and the completion of the mergers based upon the market value for First Citizens Class A common stock. Any fluctuation in the market price of First Citizens Class A common stock after the date of this joint proxy statement/prospectus will change the value of the shares of First Citizens Class A common stock that holders of CIT common stock will receive. Neither First Citizens nor CIT is permitted to terminate the merger agreement as a result, in and of itself, of any increase or decrease in the market price of First Citizens Class A common stock or CIT common stock.

Q:	How will the mergers affect CIT equity awards?
A:	At the effective time:
•
except as otherwise agreed by First Citizens and CIT, each outstanding restricted stock unit award in respect of shares of CIT common stock, including any deferred restricted stock unit award (each, a “CIT RSU Award”), other than a CIT Director RSU (as defined below), will, at the effective time, automatically and without any required action on the part of the holder thereof, be converted into a number of restricted stock units in respect of shares of First Citizens Class A common stock equal to the product (with the result rounded up to the nearest whole share) of (i) the number of shares of CIT common stock subject to each such CIT RSU Award as of immediately prior to the effective time determined based on target level performance (to the extent applicable) multiplied by (ii) the exchange ratio. Each converted award will in all other respects be subject to the same terms and conditions (including vesting terms, payment timing and rights to receive dividend equivalents) applicable to the existing CIT RSU Award under the applicable equity plan and award agreement as in effect immediately prior to the effective time;

•
except as otherwise agreed by First Citizens and CIT, each outstanding restricted stock unit award in respect of shares of CIT common stock that (i) is outstanding and unvested as of immediately prior to the effective time, (ii) is held by a member of the CIT board of directors, (iii) will automatically vest upon the effective time in accordance with its terms and (iv) is not subject to a deferral election (each, a “CIT Director RSU”), will, at the effective time, automatically and without any required action on the part of the holder thereof, be converted into the right to receive the merger consideration in respect of the number of shares of CIT common stock subject to such CIT Director RSU, less applicable tax withholding (if any), which will be delivered as soon as reasonably practicable following the closing date and in no event later than five (5) days following the closing date; and

•
except as otherwise agreed by First Citizens and CIT, each outstanding performance unit award in respect of shares of CIT common stock (each, a “CIT PSU”) that is outstanding immediately prior to the effective time will, automatically and without any required action on the part of the holder thereof, be converted into a number of restricted stock units in respect of shares of First Citizens Class A common stock equal to the product (with the result rounded up to the nearest whole share) of (i) the number of shares of CIT common stock subject to each such CIT PSU as of immediately prior to the effective time determined based on target level performance multiplied by (ii) the exchange ratio. Each converted award will in all other respects be subject to the same terms and conditions (including rights to receive dividend equivalents) applicable to the existing CIT PSU under the applicable equity plan and award agreement as in effect immediately prior to the effective time, provided that vesting will be subject only to continued service of the holder through each applicable final performance date and will not be subject to any performance goals or metrics following the effective time.

Q:	How will the mergers affect CIT’s employee stock purchase plan?
A:
The CIT board of directors (or appropriate committee thereof) will take all necessary actions to ensure that (i) the “offering period” in effect immediately prior to the closing of the mergers (the “final offering”) under the CIT Group Inc. Employee Stock Purchase Plan (the “CIT ESPP”) will end at least five (5) business days prior to the closing date, (ii) each individual participating in the final offering will receive notice of the mergers no later than fifteen days prior to the closing date, (iii) each CIT ESPP participant’s accumulated contributions under the CIT ESPP will be refunded to such participant as soon as practicable following the effective time and will not be used to purchase shares of CIT common stock, and (iv) the CIT ESPP will terminate in its entirety at the effective time and no further rights will be granted or exercised under the CIT ESPP thereafter.

Q:	What if I own CIT preferred stock?
A:
If you are a holder of CIT preferred stock, no action is required of you. You are not entitled to, and are not requested to, vote on the CIT merger proposal, the CIT compensation proposal or the CIT adjournment proposal or to exercise appraisal or dissenters’ rights.

In the first step merger, each share of CIT preferred stock issued and outstanding immediately prior to the effective time will be converted at the effective time into the right to receive one (1) share of an applicable series of new First Citizens preferred stock having such rights, preferences, privileges and voting powers, and limitations and restrictions, taken as a whole, that are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers, and limitations and restrictions, taken as a whole, of the applicable series of outstanding CIT preferred stock (taking into account (i) that CIT will not be the surviving entity in the mergers and (ii) any adjustment to the existing right of optional redemption associated with each series of CIT preferred stock by First Citizens that is reasonably necessary to obtain Tier 1 Capital treatment from the Board of Governors of the Federal Reserve for such preferred stock). For more information, see the sections entitled “Treatment of CIT Preferred Stock” and “Description of New First Citizens Preferred Stock” beginning on pages 129 and 152, respectively.
Q:	How does the First Citizens board of directors recommend that I vote at the First Citizens special meeting?
A:	The First Citizens board of directors unanimously recommends that you vote “FOR” the First Citizens stock issuance proposal and “FOR” the First Citizens adjournment proposal.
In considering the recommendations of the First Citizens board of directors, holders of First Citizens common stock should be aware that First Citizens directors and executive officers may have interests in the mergers that are different from, or in addition to, the interests of holders of First Citizens common stock generally. For a more complete description of these interests, see the information provided in the section entitled “The Mergers—Interests of First Citizens’ Directors and Executive Officers in the Mergers” beginning on page 120.
Q:	How does the CIT board of directors recommend that I vote at the CIT special meeting?
A:	The CIT board of directors unanimously recommends that you vote “FOR” the CIT merger proposal, “FOR” the CIT compensation proposal and “FOR” the CIT adjournment proposal.
In considering the recommendations of the CIT board of directors, holders of CIT common stock should be aware that CIT directors and executive officers may have interests in the mergers that are different from, or in addition to, the interests of holders of CIT common stock generally. For a more complete description of these interests, see the information provided in the section entitled “The Mergers—Interests of CIT’s Directors and Executive Officers in the Mergers” beginning on page 121.
Q:	Who is entitled to vote at the First Citizens special meeting?
A:
The record date for the First Citizens special meeting is December 30, 2020. All holders of First Citizens common stock who held shares at the close of business on the record date for the First Citizens special meeting are entitled to receive notice of, and to vote at, the First Citizens special meeting.

Each holder of First Citizens Class A common stock is entitled to cast one (1) vote and each holder of First Citizens Class B common stock is entitled to cast sixteen (16) votes on each matter properly brought before the First Citizens special meeting for each share of First Citizens common stock that such holder owned of record as of the record date. As of December 18, 2020, the last date before the date of this joint proxy statement/prospectus for which it was practicable to obtain this information, there were 8,811,220 outstanding shares of First Citizens Class A common stock and 1,005,185 outstanding shares of First Citizens Class B common stock. Attendance at the special meeting is not required to vote. See below and the section entitled “The First Citizens Special Meeting—Proxies” beginning on page 55 for instructions on how to vote your shares without attending the First Citizens special meeting.
Q:	Who is entitled to vote at the CIT special meeting?
A:
The record date for the CIT special meeting is December 30, 2020. All holders of CIT common stock who held shares at the close of business on the record date for the CIT special meeting are entitled to receive notice of, and to vote at, the CIT special meeting.

Each holder of CIT common stock is entitled to cast one (1) vote on each matter properly brought before the CIT special meeting for each share of CIT common stock that such holder owned of record as of the record date. As of December 18, 2020, the last date before the date of this joint proxy statement/prospectus for which it was practicable to obtain this information, there were 98,537,761 outstanding shares of CIT common stock. Attendance at the special meeting is not required to vote. See below and the section entitled “The CIT Special Meeting—Proxies” beginning on page 61 for instructions on how to vote your shares without attending the CIT special meeting.
Q:	What constitutes a quorum for the First Citizens special meeting?
A:
Holders of shares representing a majority of the total votes entitled to be cast by holders of outstanding shares of First Citizens Class A common stock and First Citizens Class B common stock, present or represented by proxy, will be necessary to constitute a quorum for the transaction of business at the First Citizens special meeting. If you fail to submit a proxy or to vote at the First Citizens special meeting, or fail to instruct your bank, broker, trustee or other nominee how to vote, your shares of First Citizens common stock will not be counted towards a quorum. Abstentions are considered present for purposes of establishing a quorum.

Q:	What constitutes a quorum for the CIT special meeting?
A:
Holders of a majority of the voting power of the outstanding shares of CIT common stock entitled to vote at the CIT special meeting, present or represented by proxy, will be necessary to constitute a quorum for the transaction of business at the CIT special meeting. If you fail to submit a proxy or to vote at the CIT special meeting, or fail to instruct your bank, broker, trustee or other nominee how to vote, your shares of CIT common stock will not be counted towards a quorum. Abstentions are considered present for purposes of establishing a quorum.

Q:	If my shares of common stock are held in “street name” by my broker, will my broker vote my shares for me?
A:
If you hold your shares in a stock brokerage account or if your shares are held by a bank, broker or other nominee (that is, in “street name”), please follow the voting instructions provided by your broker, bank, trustee or other nominee. Please note that you may not vote shares held in street name by returning a proxy card directly to First Citizens or CIT or by voting at either special meeting unless you provide a “legal proxy,” which you must obtain from your bank, broker, trustee or other nominee. Further, brokers who hold shares of First Citizens or CIT common stock may not give a proxy to First Citizens or CIT to vote those shares on any of the First Citizens proposals or any of the CIT proposals without specific instructions from their customers.

Q:	What vote is required for the approval of each proposal at the First Citizens special meeting?
A:
First Citizens Proposal 1: First Citizens stock issuance proposal. Under applicable Nasdaq Listing Rules, approval of the First Citizens stock issuance proposal requires the affirmative vote of a majority of the total votes cast by the holders of First Citizens common stock at the First Citizens special meeting or by proxy at the First Citizens special meeting. Accordingly, if you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote at the First Citizens special meeting, or fail to instruct your bank or broker how to vote with respect to the First Citizens stock issuance proposal, you will not be deemed to have cast a vote with respect to the proposal and such abstention or broker non-vote or other failure to vote will have no effect on the outcome of the First Citizens stock issuance proposal.

First Citizens Proposal 2: First Citizens adjournment proposal. Approval of the First Citizens adjournment proposal requires the affirmative vote of a majority of the votes cast at the First Citizens special meeting. Accordingly, if you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote at the First Citizens special meeting, or fail to instruct your bank or broker how to vote with respect to the First Citizens adjournment proposal, you will not be deemed to have cast a vote with respect to the proposal and such abstention or broker non-vote or other failure to vote will have no effect on the outcome of the First Citizens adjournment proposal.

Q:	What vote is required for the approval of each proposal at the CIT special meeting?
A:
CIT Proposal 1: CIT merger proposal. Approval of the CIT merger proposal requires the affirmative vote of a majority of the outstanding shares of CIT common stock entitled to vote on the merger agreement. Shares of CIT common stock not present, and shares present and not voted, whether by broker non-vote, abstention or otherwise, will have the same effect as votes cast “AGAINST” the CIT merger proposal.

CIT Proposal 2: CIT compensation proposal. Approval of the CIT compensation proposal requires the affirmative vote of a majority of the shares of CIT common stock entitled to vote who are present or represented by proxy at the CIT special meeting. Accordingly, if you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote at the CIT special meeting, or fail to instruct your bank or broker how to vote with respect to the CIT compensation proposal, you will not be deemed to have cast a vote with respect to the proposal and such abstention or broker non-vote or other failure to vote will have no effect on the outcome of the CIT compensation proposal.
CIT Proposal 3: CIT adjournment proposal. Approval of the CIT adjournment proposal requires the affirmative vote of a majority of the shares of CIT common stock entitled to vote who are present or represented by proxy at the CIT special meeting. Accordingly, if you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote at the CIT special meeting, or fail to instruct your bank or broker how to vote with respect to the CIT adjournment proposal, you will not be deemed to have cast a vote with respect to the proposal and such abstention or broker non-vote or other failure to vote will have no effect on the outcome of the CIT adjournment proposal.
Q:	Why am I being asked to consider and vote on the CIT compensation proposal?
A:
Under Securities and Exchange Commission (“SEC”) rules, CIT is required to seek a non-binding, advisory vote with respect to the compensation that may be paid or become payable to CIT’s named executive officers that is based on or otherwise relates to the mergers, or “golden parachute” compensation.

Q:	What happens if holders of CIT common stock do not approve, by non-binding, advisory vote, the CIT compensation proposal?
A:
The vote on the proposal to approve the merger-related compensation arrangements for each of CIT’s named executive officers is separate and apart from the votes to approve the other proposals being presented at the CIT special meeting. Because the vote on the proposal to approve the merger-related executive compensation is advisory in nature only, it will not be binding upon CIT, First Citizens, or the combined company in the mergers. Accordingly, the merger-related compensation will be paid to CIT’s named executive officers to the extent payable in accordance with the terms of their compensation agreements and arrangements even if the holders of CIT common stock do not approve the proposal to approve the merger-related executive compensation.

Q:	What if I hold shares in both First Citizens and CIT?
A:
If you hold shares of both First Citizens common stock and CIT common stock, you will receive two (2) separate packages of proxy materials. A vote cast as a holder of First Citizens common stock will not count as a vote cast as a holder of CIT common stock, and a vote cast as a holder of CIT common stock will not count as a vote cast as a holder of First Citizens common stock. Therefore, please submit separate proxies for your shares of First Citizens common stock and your shares of CIT common stock.

Q:	How can I vote my shares at the First Citizens special meeting or the CIT special meeting?
A:
Record Holders. Shares held directly in your name as the holder of record of First Citizens common stock or CIT common stock may be voted at the First Citizens special meeting or the CIT special meeting, as applicable.

Shares in “street name”. Shares held in a brokerage or other account in “street name” may be voted at the First Citizens special meeting or the CIT special meeting, as applicable, by you only if you obtain a signed legal proxy from your bank, broker, trustee or other nominee giving you the right to vote the shares.

Even if you plan to attend the First Citizens special meeting or the CIT special meeting, as applicable, First Citizens and CIT recommend that you vote your shares in advance as described below so that your vote will be counted if you later decide not to or become unable to attend the respective special meeting.
Additional information on attending the special meetings can be found under the section entitled “The First Citizens Special Meeting” on page 53 and under the section entitled “The CIT Special Meeting” on page 59.
Q:	How can I vote my shares without attending my respective special meeting?
A:
Whether you hold your shares directly as the holder of record of First Citizens common stock or CIT common stock or beneficially in “street name”, you may direct your vote by proxy without attending the First Citizens special meeting or the CIT special meeting, as applicable.

If you are a record holder of First Citizens common stock or CIT common stock, you can vote by proxy over the Internet, by telephone or by mail by following the instructions provided in the enclosed proxy card. Please note that if you hold shares beneficially in “street name”, you should follow the voting instructions provided by your bank, broker, trustee or other nominee.
If you intend to submit your proxy by telephone or via the Internet, you must do so by 11:59 p.m. on the day before your respective company’s special meeting. If you intend to submit your proxy by mail, your completed proxy card must be received prior to your respective company’s special meeting.
Additional information on voting procedures can be found under the section entitled “The First Citizens Special Meeting” on page 53 and under the section entitled “The CIT Special Meeting” on page 59.
Q:	What do I need to do now?
A:
After carefully reading and considering the information contained in this joint proxy statement/prospectus, please vote as soon as possible. If you hold shares of First Citizens common stock or CIT common stock, please respond by completing, signing and dating the accompanying proxy card and returning it in the enclosed postage-paid envelope, or by submitting your proxy by telephone or through the Internet, as soon as possible so that your shares may be represented at your meeting. Please note that if you hold shares beneficially in “street name”, you should follow the voting instructions provided by your bank, broker, trustee or other nominee.

Q:	If my shares are held in “street name” by a broker, bank, trustee or other nominee, will my broker, bank, trustee or other nominee vote my shares for me?
A:
No. Your bank, broker, trustee or other nominee cannot vote your shares on non-routine matters without instructions from you. You should instruct your bank, broker, trustee or other nominee how to vote your shares in accordance with the instructions provided to you, including each company’s respective merger proposals. Please check the voting form used by your bank, broker, trustee or other nominee.

Q:	Why is my vote important?
A:
If you do not vote, it will be more difficult for First Citizens or CIT to obtain the necessary quorum to hold its special meeting. In addition, if you are a holder of CIT common stock and you fail to vote, mark “ABSTAIN” on your proxy, or fail to instruct your bank or broker with respect to the CIT merger proposal, it will have the same effect as a vote “AGAINST” the CIT merger proposal.

In accordance with relevant Nasdaq Listing Rules, the First Citizens stock issuance proposal must be approved by the affirmative vote of a majority of the total votes cast by First Citizens stockholders. If you are a holder of First Citizens common stock, if you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote at the First Citizens special meeting, or fail to instruct your bank or broker how to vote with respect to the First Citizens stock issuance proposal, you will not be deemed to have cast a vote with respect to the proposal and it will have no effect on the proposal.
The First Citizens board of directors and the CIT board of directors unanimously recommend that you vote “FOR” the First Citizens stock issuance proposal and “FOR” the CIT merger proposal, respectively, and “FOR” the other proposals to be considered at the First Citizens special meeting and the CIT special meeting, respectively.

Q:	Can I change my vote after I have delivered my proxy or voting instruction card?
A:	Yes. You can change your vote at any time before your proxy is voted at your meeting. You can do this by:
•	submitting a written statement that you would like to revoke your proxy to the corporate secretary of First Citizens or CIT, as applicable;
•	signing and returning a proxy card with a later date;
•	attending the special meeting and voting at the special meeting; or
•	voting by telephone or the Internet at a later time.
If your shares are held by a broker, bank, trustee or other nominee, you should contact your broker, bank, trustee or other nominee to change your vote.
Q:
Will First Citizens be required to submit the First Citizens stock issuance proposal to its stockholders even if the First Citizens board of directors has withdrawn, modified or qualified its recommendation?

A:
Yes. Unless the merger agreement is terminated before the First Citizens special meeting, First Citizens is required to submit the First Citizens stock issuance proposal to its stockholders even if the First Citizens board of directors has withdrawn or modified its recommendation.

Q:	Will CIT be required to submit the CIT merger proposal to its stockholders even if the CIT board of directors has withdrawn, modified or qualified its recommendation?
A:
Yes. Unless the merger agreement is terminated before the CIT special meeting, CIT is required to submit the CIT merger proposal to its stockholders even if the CIT board of directors has withdrawn or modified its recommendation.

Q:	Are holders of First Citizens common stock entitled to appraisal or dissenters’ rights?
A:
No. Holders of First Citizens common stock are not entitled to appraisal or dissenters’ rights under the Delaware General Corporation Law (the “DGCL”). For more information, see the section entitled “The Mergers—Appraisal or Dissenters’ Rights in the Mergers” beginning on page 129.

Q:	Are holders of CIT common stock entitled to appraisal or dissenters’ rights?
A:
No. Holders of CIT common stock are not entitled to appraisal or dissenters’ rights under the DGCL. For more information, see the section entitled “The Mergers—Appraisal or Dissenters’ Rights in the Mergers” beginning on page 129.

Q:
Are there any risks that I should consider in deciding whether to vote for the approval of the First Citizens stock issuance proposal or the approval of the CIT merger proposal, or the other proposals to be considered at the First Citizens special meeting and the CIT special meeting, respectively?

A:
Yes. You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors” beginning on page 43. You also should read and carefully consider the risk factors of First Citizens and CIT contained in the documents that are incorporated by reference into this joint proxy statement/prospectus.

Q:	What are the material U.S. federal income tax consequences of the first step merger and the second step merger to holders of CIT common stock and CIT preferred stock?
A:
The first step merger and the second step merger have been structured to qualify as a reorganization for federal income tax purposes, and it is a condition to our respective obligations to complete the mergers that First Citizens and CIT each receive a legal opinion to the effect that the first step merger and the second step merger will so qualify. Accordingly, holders of CIT common stock and CIT preferred stock generally will not recognize any gain or loss for U.S. federal income tax purposes on the exchange of their CIT common stock for First Citizens Class A common stock and CIT preferred stock for new First Citizens preferred stock, as applicable, in the first step merger, except for any gain or loss that may result from the receipt of cash instead of a fractional share of First Citizens Class A common stock. You should be aware that the tax consequences to you of the mergers may depend upon your own situation. In addition, you may be subject to state, local or foreign tax laws that are not discussed in this joint proxy statement/prospectus. You should therefore consult with your own tax advisor for a full understanding of the tax consequences to you of the mergers. For a more complete discussion of the material U.S. federal income tax consequences of the mergers, see the section entitled “Material U.S. Federal Income Tax Consequences of the Mergers” beginning on page 149.
Q:	When are the mergers expected to be completed?
A:
First Citizens and CIT expect the mergers to close in the first half of 2021. However, neither First Citizens nor CIT can predict the actual date on which the mergers will be completed, or if the mergers will be completed at all, because completion is subject to conditions and factors outside the control of both companies. First Citizens and CIT must first obtain the approval of holders of CIT common stock for the CIT merger proposal and obtain the approval of holders of First Citizens common stock for the First Citizens stock issuance proposal, as well as obtain necessary regulatory approvals and satisfy certain other closing conditions.

Q:	What are the conditions to completion of the mergers?
A:
As more fully described in this joint proxy statement/prospectus and in the merger agreement, the obligations of First Citizens and CIT to complete the mergers are subject to the satisfaction or waiver (where legally permissible) of certain closing conditions contained in the merger agreement, including the receipt of required regulatory approvals and the expiration of statutory waiting periods without the imposition of any materially burdensome regulatory condition, the receipt of certain tax opinions, approval by holders of First Citizens common stock of the First Citizens stock issuance proposal and approval by holders of CIT common stock of the CIT merger proposal. For more information, see the section entitled “The Merger Agreement—Conditions to Completion of the Mergers” beginning on page 144.

Q:	What happens if the mergers are not completed?
A:
If the mergers are not completed, holders of CIT common stock will not receive any consideration for their shares of CIT common stock in connection with the mergers. Instead, CIT will remain an independent public company, CIT common stock and CIT series B preferred stock will continue to be listed on the NYSE, and First Citizens will not complete the issuance of shares of First Citizens Class A common stock and new First Citizens preferred stock pursuant to the merger agreement. In addition, if the merger agreement is terminated in certain circumstances, a termination fee of $64 million may be payable by either First Citizens or CIT to the other party, as applicable. See the section entitled “The Merger Agreement—Termination Fee” beginning on page 146 for a more detailed discussion of the circumstances under which a termination fee will be required to be paid.

Q:	Should I send in my stock certificates now?
A:
No. Please do not send in your stock certificates with your proxy. After the mergers are completed, Broadridge Corporate Issuer Solutions, Inc. (the “exchange agent”) will send you instructions for exchanging CIT stock certificates for the consideration to be received in the mergers. See the section entitled “The Merger Agreement—Conversion of Shares; Exchange of CIT Stock Certificates” beginning on page 134.

Q:	What should I do if I receive more than one set of voting materials for the same special meeting?
A:
If you hold shares of First Citizens common stock or CIT common stock in “street name” and also directly in your name as a holder of record or otherwise or if you hold shares of First Citizens common stock or CIT common stock in more than one (1) brokerage account, you may receive more than one (1) set of voting materials relating to the same special meeting.

Record Holders. For shares held directly, please complete, sign, date and return each proxy card (or cast your vote by telephone or Internet as provided on each proxy card) or otherwise follow the voting instructions provided in this joint proxy statement/prospectus in order to ensure that all of your shares of First Citizens common stock or CIT common stock are voted.

Shares in “street name”. For shares held in “street name” through a bank, broker, trustee or other nominee, you should follow the procedures provided by your bank, broker, trustee or other nominee to vote your shares.
Q:	Who can help answer my questions?
A:
First Citizens stockholders: If you have any questions about the mergers or how to submit your proxy or voting instruction card, or if you need additional copies of this document or the enclosed proxy card or voting instruction card, you should contact Investor Relations at 4300 Six Forks Road Raleigh, North Carolina 27609, (919) 716-7000, or First Citizens’ proxy solicitor, Alliance Advisors, LLC, at the following address, e-mail address or toll-free phone number: 200 Broadacres Drive, 3rd Floor, Bloomfield, New Jersey 07003, pcasey@allianceadvisors.com, (833) 670-0697.

CIT stockholders: If you have any questions about the mergers or how to submit your proxy or voting instruction card, or if you need additional copies of this document or the enclosed proxy card or voting instruction card, you should contact Investor Relations at One CIT Drive, Livingston, New Jersey 07039, (866) 542-4847, or CIT’s proxy solicitor, D.F. King & Co., Inc., at the following address, e-mail address or phone number: 48 Wall Street, 22nd Floor, New York, New York 10005, CIT@dfking.com, (800) 283-9185.

SUMMARY
This summary highlights selected information in this joint proxy statement/prospectus and may not contain all of the information that is important to you. You should carefully read this entire joint proxy statement/prospectus and the other documents we refer you to for a more complete understanding of the matters being considered at the special meetings. In addition, we incorporate by reference important business and financial information about First Citizens and CIT into this joint proxy statement/prospectus. You may obtain the information incorporated by reference into this joint proxy statement/prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information” beginning on page 183 of this joint proxy statement/prospectus.
The Parties to the Mergers
First Citizens
First Citizens BancShares, Inc.
4300 Six Forks Road
Raleigh, North Carolina 27609
(919) 716-7000
First Citizens BancShares, Inc. (“First Citizens”) is a bank holding company registered under the Bank Holding Company Act of 1956, as amended (the “BHC Act”), headquartered in Raleigh, North Carolina. First Citizens was organized as a Delaware corporation on August 7, 1986. Through First Citizens’ wholly-owned subsidiary, First-Citizens Bank & Trust Company, a North Carolina state chartered bank (“First Citizens Bank”), First Citizens seeks to meet the financial needs of both individuals and commercial entities in its market areas through a wide range of retail and commercial banking services. First-Citizens Bank & Trust Company opened in 1898 as the Bank of Smithfield in Smithfield, North Carolina, and later changed its name to First-Citizens Bank & Trust Company. First Citizens has expanded through de novo branching and acquisitions and now operates in 19 states, providing a broad range of financial services to individuals, businesses and professionals. At September 30, 2020, First Citizens had total assets of $48.7 billion.
As a financial holding company registered under the BHC Act, First Citizens is subject to supervision, regulation and examination by the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”). First Citizens is also registered under the bank holding company laws of North Carolina and is subject to supervision, regulation and examination by the North Carolina Commissioner of Banks (“NCCOB”).
First Citizens’ principal office is located at 4300 Six Forks Road, Raleigh, North Carolina 27609, and its telephone number at that location is (919) 716-7000.
The Class A common stock, par value $1.00 per share, of First Citizens (the “First Citizens Class A common stock”) is traded on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “FCNCA” and its depositary shares, each representing a 1/40th interest in a share of 5.375% non-cumulative perpetual preferred stock, Series A, par value $0.01, of First Citizens, trade on Nasdaq under the symbol “FCNCP”. The Class B common stock, par value $1.00 per share, of First Citizens is traded on the over-the-counter market and is quoted on the OTC Bulletin Board under the symbol “FCNCB”.
For more information about First Citizens, see “Information about First Citizens” beginning on page 65 of this joint proxy statement/prospectus.
CIT
CIT Group Inc.
11 West 42nd Street
New York, New York 10036
(212) 461-5200
CIT Group Inc. (“CIT”) is a bank holding company and a financial holding company with total assets of $60.9 billion and total deposits of $44.7 billion at September 30, 2020. CIT was formed in 1908 and provides financing, leasing and advisory services principally to middle-market companies and small businesses in a wide variety of industries, primarily in North America. CIT also provides banking and related services to commercial and individual customers through its banking subsidiary, CIT Bank, N.A. (“CIT Bank”), which includes a national online bank platform and a regional branch network of approximately 90 branches, including over 60 branches located in Southern California.
CIT is regulated by the Federal Reserve Board and the Federal Reserve Bank of New York under the BHC Act. CIT Bank is regulated by the Office of the Comptroller of the Currency of the U.S. Department of the Treasury (the “OCC”). In addition, CIT Bank, as an insured depository institution, is supervised by the Federal Deposit Insurance Corporation (“FDIC”).
CIT’s principal office is located at 11 West 42nd Street, New York, New York 10036, and its telephone number at that location is (212) 461-5200.
The common stock, par value $0.01 per share, of CIT (the “CIT common stock”) is traded on the New York Stock Exchange (the “NYSE”) under the symbol “CIT” and the 5.625% non-cumulative perpetual preferred stock, Series B, par value $0.01 per share, of CIT (the “CIT series B preferred stock”) is traded on the NYSE under the symbol “CITPRB”.
For more information about CIT, see “Information about CIT” beginning of page 66 of this joint proxy statement/prospectus.
Merger Sub
FC Merger Subsidiary IX, Inc.
c/o First Citizens BancShares, Inc.
4300 Six Forks Road
Raleigh, North Carolina 27609
(919) 716-7000
FC Merger Subsidiary IX, Inc. (“Merger Sub”) is a Delaware corporation and a direct wholly-owned subsidiary of First Citizens Bank. Merger Sub was incorporated on October 15, 2020, for the sole purpose of effecting the transactions contemplated by the merger agreement (as defined below). As of the date of this joint proxy statement/prospectus, Merger Sub has not conducted any activities other than those incidental to its formation, the execution of the merger agreement and the transactions contemplated by the merger agreement.
First Citizens Bank
First-Citizens Bank & Trust Company
4300 Six Forks Road
Raleigh, North Carolina 27609
(919) 716-7000
First-Citizens Bank & Trust Company (“First Citizens Bank”) is the banking subsidiary of First Citizens. First Citizens Bank opened in 1898 as the Bank of Smithfield in Smithfield, North Carolina, and later changed its name to First-Citizens Bank & Trust Company.
As of September 30, 2020, First Citizens Bank operated 558 branches in South Carolina, Wisconsin, North Carolina, Virginia, West Virginia, Maryland, Tennessee, Washington, California, Florida, Georgia, Texas, Arizona, New Mexico, Oregon, Colorado, Oklahoma, Kansas and Missouri.
CIT Bank
CIT Bank, N.A.
75 North Fair Oaks Avenue
Pasadena, California 91103
Los Angeles County
CIT Bank is the banking subsidiary of CIT. CIT Bank provides banking and related services to commercial and individual customers through a national online bank platform and a regional branch network of approximately 90 branches, including over 60 branches in Southern California operating under the trade name OneWest Bank. CIT Bank provides lending, leasing, deposit and other financial and advisory services, primarily to small and middle market companies across select industries through the commercial finance, rail, real estate finance, and business capital divisions of its commercial banking segments. CIT Bank also offers residential mortgage lending and deposits to its individual customers through its consumer banking segment.
The Mergers and the Merger Agreement
On October 15, 2020, First Citizens, First-Citizens Bank, Merger Sub and CIT entered into an Agreement and Plan of Merger (as amended from time to time, the “merger agreement”) that provides for the combination of First Citizens and CIT, with First Citizens as the surviving parent entity (which we refer to as the “combined company” or “First Citizens”, as the case may be). Under the merger agreement, (i) Merger Sub will merge with and into CIT (which we refer to as the “first step merger”), with CIT surviving the first step merger and becoming a wholly-owned subsidiary of First Citizens Bank (we refer to CIT, in such capacity, as the “interim surviving entity”) and (ii) as soon as reasonably practicable following the first step merger, and as part of a single integrated transaction, the interim surviving entity will merge with and into First Citizens Bank, with First Citizens Bank surviving (which we refer to as the “second step merger”). Immediately following the second step merger, CIT Bank will merge with and into First Citizens Bank, and First Citizens Bank will continue as the surviving bank (such steps, collectively referred to herein as the “mergers”). Following the mergers, (1) CIT common stock and CIT series B preferred stock will be delisted from the NYSE and will cease to be publicly traded and (2) CIT common stock, CIT series A preferred stock and CIT series B preferred stock will be deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
The terms and conditions of the mergers are contained in the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus. You are encouraged to read the merger agreement carefully and in its entirety, as it is the primary legal document that governs the mergers.
Merger Consideration
In the first step merger, holders of CIT common stock will receive 0.06200 shares (the “exchange ratio” and such shares, the “merger consideration”) of First Citizens Class A common stock for each share of CIT common stock they hold immediately prior to the effective time of the first step merger (the “effective time”). First Citizens will not issue any fractional shares of First Citizens common stock in the first step merger. Holders of CIT common stock who would otherwise be entitled to a fraction of a share of First Citizens Class A common stock in the first step merger will instead receive, for the fraction of a share, an amount in cash (rounded to the nearest cent) based on the average of the closing-sale prices per share of First Citizens Class A common stock on Nasdaq as reported by The Wall Street Journal for the consecutive period of twenty (20) full trading days ending on and including the business day that is two (2) business days immediately prior to the date on which the closing of the transactions contemplated by the merger agreement occurs (the “closing” and such date, the “closing date”).
First Citizens Class A common stock is listed on Nasdaq under the symbol “FCNCA”, and CIT common stock is listed on the NYSE under the symbol “CIT”. The following table shows the closing sale prices of First Citizens Class A common stock and CIT common stock as reported on Nasdaq and the NYSE, respectively, on October 15, 2020, the last full trading day before the public announcement of the merger agreement, and on December 18, 2020, the last practicable trading day before the date of this joint proxy statement/prospectus. This table also shows the implied value of the merger consideration to be issued in exchange for each share of CIT common stock, which was calculated by multiplying the closing price of First Citizens Class A common stock on those dates by the exchange ratio of 0.06200.
	First Citizens Class A Common Stock	CIT Common Stock	Implied Value of One Share of CIT Common Stock
October 15, 2020	$353.32	$19.74	$21.91
December 18, 2020	$585.26	$36.51	$36.29

For more information on the exchange ratio, see the section entitled “The Mergers—Terms of the Mergers” beginning on page 67 and the section entitled “The Merger Agreement—Merger Consideration” beginning on page 132.
Treatment of CIT Preferred Stock
In the first step merger, each share of fixed-to-floating rate non-cumulative perpetual preferred stock, Series A, par value $0.01 per share, of CIT (“CIT series A preferred stock”) and 5.625% non-cumulative perpetual preferred stock, Series B, par value $0.01 per share, of CIT (“CIT series B preferred stock”) issued and outstanding immediately prior to the effective time will be converted into the right to receive one (1) share of newly created fixed-to-floating rate non-cumulative perpetual preferred stock, Series B, par value $0.01, of First Citizens (the “First Citizens series B preferred stock”) and one (1) share of newly created 5.625% non-cumulative perpetual preferred stock, Series C, par value $0.01, of First Citizens (“First Citizens series C preferred stock” and, together with the First Citizens series B preferred stock, the “new First Citizens preferred stock”), respectively. The First Citizens series B preferred stock and First Citizens series C preferred stock will have such rights, preferences, privileges and voting powers, and limitations and restrictions, taken as a whole, that are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers, and limitations and restrictions, taken as a whole, of the CIT series A preferred stock and CIT series B preferred stock, respectively (taking into account (i) that CIT will not be the surviving entity in the mergers and (ii) any adjustment to the existing right of optional redemption associated with each series of CIT preferred stock by First Citizens that is reasonably necessary to obtain Tier 1 Capital treatment from the Board of Governors of the Federal Reserve System for such preferred stock). The CIT series B preferred stock is currently listed on the NYSE under the symbol “CITPRB”. The shares of First Citizens series C preferred stock are expected to be listed on Nasdaq upon completion of the mergers.
For further information, see the section entitled “The Mergers—Treatment of CIT Preferred Stock” beginning on page 129 and the section entitled “Description of New First Citizens Preferred Stock” beginning on page 152.
Treatment of CIT Equity Awards
CIT RSUs
At the effective time, except as otherwise agreed by First Citizens and CIT, each outstanding CIT RSU, other than a CIT Director RSU, will, automatically and without any required action on the part of the holder thereof, be converted into a number of restricted stock units in respect of shares of First Citizens Class A common stock equal to the product (with the result rounded up to the nearest whole share) of (i) the number of shares of CIT common stock subject to each such CIT RSU as of immediately prior to the effective time determined based on target level performance (to the extent applicable) multiplied by (ii) the exchange ratio. Each converted award will in all other respects be subject to the same terms and conditions (including vesting terms, payment timing and rights to receive dividend equivalents) applicable to the existing CIT RSU under the applicable equity plan and award agreement as in effect immediately prior to the effective time.
CIT Director RSUs
At the effective time, except as otherwise agreed by First Citizens and CIT, each outstanding CIT Director RSU that is not subject to a deferral election, will, in accordance with its terms, at the effective time, automatically and without any required action on the part of the holder thereof, be converted into the right to receive the merger consideration in respect of the number of shares of CIT common stock subject to such CIT Director RSU, less applicable tax withholding (if any), which will be delivered as soon as reasonably practicable following the closing date and in no event later than five (5) days following the closing date.
CIT PSUs
At the effective time, except as otherwise agreed by First Citizens and CIT, each outstanding CIT PSU will, automatically and without any required action on the part of the holder thereof, be converted into a number of restricted stock units in respect of shares of First Citizens Class A common stock equal to the product (with the result rounded up to the nearest whole share) of (i) the number of shares of CIT common stock subject to each such CIT PSU as of immediately prior to the effective time determined based on target level performance multiplied by (ii) the exchange ratio. Each converted award will in all other respects be subject to the same terms and conditions (including rights to receive dividend equivalents) applicable to the existing CIT PSU under the applicable equity plan and award agreement as in effect immediately prior to the effective time, provided that vesting will be subject only to continued service of the holder through each applicable final performance date and will not be subject to any performance goals or metrics following the effective time.
Treatment of CIT ESPP
The CIT board of directors (or appropriate committee with delegated authority thereof) will take all necessary actions to ensure that (i) the final offering under the CIT ESPP will end at least five (5) business days prior to the closing date of the mergers, (ii) each individual participating in the final offering will receive notice of the mergers no later than 15 days prior to the closing date, (iii) each CIT ESPP participant’s accumulated contributions under the CIT ESPP will be refunded to such participant as soon as practicable following the effective time and will not be used to purchase shares of CIT common stock, and (iv) the CIT ESPP will terminate in its entirety at the effective time and no further rights will be granted or exercised under the CIT ESPP thereafter.
Material U.S. Federal Income Tax Consequences of the First Step and Second Step Merger
The mergers have been structured to qualify as a reorganization for federal income tax purposes, and it is a condition to our respective obligations to complete the mergers that First Citizens and CIT each receive a legal opinion to the effect that the mergers will so qualify. Assuming the receipt and accuracy of these opinions, holders of CIT common stock and holders of CIT preferred stock generally will not recognize any gain or loss for U.S. federal income tax purposes on the exchange of their CIT common stock for First Citizens Class A common stock and new First Citizens preferred stock, respectively, in the first step merger, except for any gain or loss that may result from the receipt of cash instead of a fractional share of First Citizens Class A common stock.
You should be aware that the tax consequences to you of the mergers may depend upon your own situation. In addition, you may be subject to state, local or foreign tax laws that are not discussed in this joint proxy statement/prospectus. You should therefore consult with your own tax advisor for a full understanding of the tax consequences to you of the mergers.
First Citizens’ Reasons for the Mergers; Recommendation of First Citizens’ Board of Directors
The First Citizens board of directors has determined that the mergers, the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of First Citizens and its stockholders and has unanimously adopted and approved the merger agreement, the mergers and the other transactions contemplated by the merger agreement. The First Citizens board of directors unanimously recommends that holders of First Citizens common stock vote “FOR” the issuance of First Citizens Class A common stock and “FOR” the other proposals presented at the First Citizens special meeting. For a more detailed discussion of the First Citizens board of directors’ recommendation, see the section entitled “The Mergers—First Citizens’ Reasons for the Mergers; Recommendation of First Citizens’ Board of Directors” beginning on page 77.
CIT’s Reasons for the Mergers; Recommendation of CIT’s Board of Directors
The CIT board of directors has determined that the mergers, the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of CIT and its stockholders and has unanimously approved and adopted the merger agreement, the mergers and the other transactions contemplated by the merger agreement. The CIT board of directors unanimously recommends that holders of CIT common stock vote “FOR” the adoption of the merger agreement and “FOR” the other proposals presented at the CIT special meeting. For a more detailed discussion of the CIT board of directors’ recommendation, see the section entitled “The Mergers—CIT’s Reasons for the Mergers; Recommendation of CIT’s Board of Directors” beginning on page 89.

Opinion of First Citizens’ Financial Advisor
Piper Sandler & Co. At the October 15, 2020 meeting at which First Citizens’ board of directors considered the mergers and the merger agreement, Piper Sandler & Co. (“Piper Sandler”) delivered to the board of directors its oral opinion, which was subsequently confirmed in writing on October 15, 2020, to the effect that, as of such date, the exchange ratio was fair to First Citizens from a financial point of view. The full text of Piper Sandler’s opinion is attached as Annex C to this joint proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Piper Sandler in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Holders of First Citizens common stock are urged to read the entire opinion carefully in connection with their consideration of the proposed mergers and the First Citizens stock issuance proposal. Piper Sandler’s opinion was directed to the board of directors of First Citizens in connection with its consideration of the mergers and the merger agreement and does not constitute a recommendation to any stockholder of First Citizens as to how any such stockholder should vote at any meeting of stockholders called to consider and vote upon the approval of the First Citizens stock issuance proposal.
Opinions of CIT’s Financial Advisors
Keefe, Bruyette & Woods, Inc. CIT engaged Keefe, Bruyette & Woods, Inc. (“KBW”) to render financial advisory and investment banking services to CIT, including an opinion to the CIT board of directors as to the fairness, from a financial point of view, to the holders of CIT common stock of the exchange ratio in the first step merger. CIT selected KBW because KBW is a nationally recognized investment banking firm with substantial experience in transactions similar to the mergers. As part of its engagement, representatives of KBW participated telephonically in the meeting of the CIT board of directors held on October 15, 2020, at which the CIT board of directors evaluated the proposed mergers. At this meeting, KBW rendered to the CIT board of directors an opinion to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in its opinion, the exchange ratio in the first step merger was fair, from a financial point of view, to the holders of CIT common stock. The description of the opinion set forth herein is qualified in its entirety by reference to the full text of the opinion, which is attached as Annex D to this joint proxy statement/prospectus and is incorporated herein by reference, and describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion.
KBW’s opinion speaks only as of the date of the opinion. The opinion was for the information of, and was directed to, the CIT board of directors (in its capacity as such) in connection with its consideration of the financial terms of the first step merger. The opinion addressed only the fairness, from a financial point of view, of the exchange ratio in the first step merger to the holders of CIT common stock. It did not address the underlying business decision of CIT to engage in the first step merger or enter into the merger agreement or constitute a recommendation to the CIT board of directors in connection with the first step merger, and it does not constitute a recommendation to any holder of CIT common stock or any stockholder of any other entity as to how to vote in connection with the first step merger or any other matter, nor does it constitute a recommendation regarding whether or not any such stockholder should enter into a voting, stockholders’, or affiliates’ agreement with respect to the first step merger or exercise any dissenters’ or appraisal rights that may be available to such stockholder. For more information, see “The Mergers—Opinions of CIT’s Financial Advisors—Opinion of Keefe, Bruyette & Woods, Inc.” beginning on page 92 and Annex D.
Morgan Stanley & Co. LLC. CIT retained Morgan Stanley & Co. LLC (“Morgan Stanley”) to provide it with financial advisory services in connection with a possible transaction with First Citizens, and, if requested by CIT, a financial opinion with respect thereto. CIT selected Morgan Stanley to act as one of its financial advisors based on Morgan Stanley’s qualifications, expertise and reputation and its knowledge of the business and affairs of CIT. Morgan Stanley rendered to the CIT board of directors at its special meeting on October 15, 2020, its oral opinion, subsequently confirmed by delivery of a written opinion dated October 15, 2020, that, as of such date, and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth therein, the exchange ratio pursuant to the merger agreement was fair, from a financial point of view, to holders of shares of CIT common stock (other than shares held by CIT or First Citizens (in each case other than shares of CIT common stock (i) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties or (ii) held, directly or indirectly, by CIT or First Citizens in respect of debts previously contracted) (collectively, “excluded shares”)).
The full text of the written opinion of Morgan Stanley, dated October 15, 2020, is attached as Annex E and incorporated by reference into this joint proxy statement/prospectus. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion. Stockholders are urged to, and should, read the opinion carefully and in its entirety. Morgan Stanley’s opinion is directed to the CIT board of directors and addresses only the fairness, from a financial point of view, to holders of shares of CIT common stock (other than holders of excluded shares) of the exchange ratio pursuant to the merger agreement as of the date of the opinion. Morgan Stanley’s opinion does not address any other aspect of the transactions contemplated by the merger agreement and does not constitute a recommendation to stockholders of CIT or stockholders of First Citizens as to how to vote at any stockholders meetings held with respect to the first step merger or any other matter or whether to take any other action with respect to the first step merger. The summary of Morgan Stanley’s opinion set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion. In addition, the opinion does not in any manner address the price at which First Citizens Class A common stock will trade following the consummation of the first step merger or at any time. For more information, see “The Mergers—Opinions of CIT’s Financial Advisors—Opinion of Morgan Stanley & Co. LLC” beginning on page 107 and Annex E.
Appraisal or Dissenters’ Rights in the Mergers
Holders of First Citizens common stock and First Citizens series A preferred stock are not entitled to appraisal or dissenters’ rights under the Delaware General Corporation Law (the “DGCL”) and holders of CIT common stock and CIT preferred stock are not entitled to appraisal or dissenters’ rights under the DGCL. For more information, see the section entitled “The Mergers—Appraisal or Dissenters’ Rights in the Mergers” beginning on page 129.
Interests of First Citizens’ Directors and Executive Officers in the Mergers
In considering the recommendation of the First Citizens board of directors to vote for the First Citizens stock issuance proposal, holders of First Citizens common stock should be aware that the directors and executive officers of First Citizens may have interests in the mergers that are different from, or in addition to, the interests of holders of First Citizens common stock generally and that may create potential conflicts of interest. The First Citizens board of directors was aware of these interests and considered them, among other matters, in making its recommendation that First Citizens stockholders vote to approve the First Citizens stock issuance proposal.
These interests include:
•	Certain of First Citizens’ directors and executive officers will continue to serve as directors or executive officers, as applicable, of the combined company following the closing of the mergers; and
•	First Citizens’ directors and executive officers are entitled to continued indemnification and insurance coverage under their existing agreements with First Citizens.
The First Citizens board of directors was aware of and considered these respective interests when deciding to adopt and approve the merger agreement. For more information, see the section entitled “The Mergers—Interests of First Citizens’ Directors and Executive Officers in the Mergers” beginning on page 120.
Interests of CIT’s Directors and Executive Officers in the Mergers
In considering the recommendation of the CIT board of directors to vote for the CIT merger proposal, holders of CIT common stock should be aware that the directors and executive officers of CIT may have interests in the mergers that are different from, or in addition to, the interests of holders of CIT common stock generally and that may create potential conflicts of interest. The CIT board of directors was aware of these interests and considered them, among other matters, in making its recommendation that CIT stockholders vote to approve the CIT merger proposal.

These interests include:
•
Unvested CIT equity awards held by the CIT non-employee directors that are not subject to a deferral election will automatically vest at the effective time in accordance with their terms and automatically be converted into the right to receive the merger consideration;

•
First Citizens has entered into an employment letter agreement with Ms. Ellen Alemany that will be effective at the closing of the mergers and provide Ms. Alemany with (i) an annualized base salary of $1,000,000, (ii) a guaranteed annual bonus of $6,850,000 at the conclusion of each 12-month period during the two year period immediately following the closing of the mergers, and (iii) a retention bonus of $13,000,000, payable in a lump sum following the second anniversary of the closing of the mergers in lieu of all compensation and benefits which she would otherwise have been entitled to receive upon a qualifying termination under existing severance arrangements with CIT;

•
First Citizens has also entered into retention letter agreements with Mr. David Harnisch and one other executive officer that will be effective at the closing of the mergers and provide certain compensation and benefits in connection with such executives’ employment following the effective time;

•
Certain of CIT’s executive officers are party to letter agreements with CIT that clarify certain provisions of the CIT Group Inc. Employee Severance Plan, providing for, among other things, benefits upon both a change in control and a subsequent qualifying termination;

•	At the closing of the mergers, certain of CIT’s directors and executive officers will continue to serve as directors or executive officers, as applicable, of the combined company; and
•	CIT directors and executive officers are entitled to continued indemnification and insurance coverage under the merger agreement.
The CIT board of directors was aware of and considered these respective interests when deciding to adopt the merger agreement. For more information, see the section entitled “The Mergers—Interests of CIT’s Directors and Executive Officers in the Mergers” beginning on page 121.
Governance of the Combined Company After the Mergers
Board of Directors
The board of directors of the combined company and the combined bank as of the effective time will have fourteen (14) members, consisting of:
•	eleven (11) current First Citizens directors, which will include Frank B. Holding, Jr., the current Chairman and Chief Executive Officer of First Citizens; and
•	three (3) current CIT directors, which will include Ellen R. Alemany, the current Chairwoman and Chief Executive Officer of CIT.
Immediately following the completion of the mergers, the board of directors of the combined company and the combined bank is expected to consist of Frank B. Holding, Jr., the current Chairman and Chief Executive Officer of First Citizens; John M. Alexander, Jr., Victor E. Bell, III, Peter M. Bristow, Hope H. Bryant, H. Lee Durham, Jr., Daniel L. Heavner, Robert R. Hoppe, Floyd L. Keels, Robert E. Mason IV, and Robert T. Newcomb, each a current director of First Citizens; Ellen R. Alemany, the current Chairwoman and Chief Executive Officer of CIT; and Michael A. Carpenter and Vice Admiral John R. Ryan, USN (Ret.), each a current director of CIT.
As of the date of this joint proxy statement/prospectus, First Citizens currently has eleven (11) members on its board of directors.
Chairman and Chief Executive Officer, Vice Chairwoman
Effective as of the effective time, Mr. Holding will continue to serve as Chairman and Chief Executive Officer of the combined company and the combined bank, and Ms. Alemany will serve as Vice Chairwoman of First Citizens Bank.
Ms. Alemany will be employed by First Citizens Bank through the second anniversary of the closing date of the mergers (the “Term”), however, after the initial 6 months of the Term, First Citizens Bank may remove

Ms. Alemany from the Vice Chairwoman position, assuming she and the Chief Executive Officer of First Citizens Bank mutually agree that successful integration of CIT and First Citizens is sufficiently assured such that Ms. Alemany’s service in that position is no longer necessary, after which she will continue in employment for the remainder of the two-year term as Special Advisor to the Chairman of the Board and Chief Executive Officer. If Ms. Alemany is removed from the Vice Chairwoman position, she will also resign from the Boards of Directors of First Citizens and First Citizens Bank.
Headquarters and Name After the Mergers
Following the closing of the mergers, the corporate headquarters of the combined company and the combined bank will be located in Raleigh, North Carolina, the name of the combined company will be “First Citizens BancShares, Inc.” and the name of the combined bank will be “First-Citizens Bank & Trust Company”.
Regulatory Approvals
Subject to the terms of the merger agreement, First Citizens and CIT have agreed to cooperate with each other and use reasonable best efforts to promptly prepare and file all documentation to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and governmental entities which are necessary or advisable to consummate the transactions contemplated by the merger agreement (including the first step merger and the bank merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such governmental entities. These approvals include, among others, the approval of the Federal Reserve Board, the FDIC and the NCCOB. The initial filings of the applications for these approvals occurred on December 8, 2020.
Although neither First Citizens nor CIT knows of any reason why it cannot obtain these regulatory approvals in a timely manner, First Citizens and CIT cannot be certain when or if they will be obtained, or that the granting of these regulatory approvals will not involve the imposition of conditions on the completion of the first step merger or the bank merger.
The review of the merger applications by the Federal Reserve Board, the FDIC and the NCCOB will not include an evaluation of the proposed mergers from the financial perspective of the individual stockholders of CIT. Further, no stockholder should construe an approval of the merger applications by the Federal Reserve Board, the FDIC or the NCCOB to be a recommendation that the holders of CIT common stock vote to approve the CIT merger proposal.
Expected Timing of the Mergers
First Citizens and CIT expect the mergers to close in the first half of 2021. However, neither First Citizens nor CIT can predict the actual date on which the mergers will be completed, or if the mergers will be completed at all, because completion is subject to conditions and factors outside the control of both companies. First Citizens and CIT must first obtain the approval of holders of First Citizens common stock for the First Citizens stock issuance proposal and holders of CIT common stock for the mergers, as well as obtain necessary regulatory approvals and satisfy certain other closing conditions.
Conditions to Completion of the Mergers
As more fully described in this joint proxy statement/prospectus and in the merger agreement, the completion of the mergers depends on a number of conditions being satisfied or, where legally permissible, waived. These conditions include:
•	adoption of the merger agreement by the stockholders of CIT;
•	approval of the issuance of the shares of First Citizens Class A common stock by the stockholders of First Citizens;
•
authorization for listing on Nasdaq, subject to official notice of issuance, of the shares of First Citizens Class A common stock and shares of the newly created First Citizens series C preferred stock to be issued pursuant to the merger agreement;

•
all regulatory authorizations, consents, orders and approvals from (and the expiration or termination of all statutory waiting periods in respect thereof) the Financial Industry Regulatory Authority (“FINRA”),

the Federal Reserve Board or the relevant Federal Reserve Banks acting under delegated authority, the FDIC, the Antitrust Division of the US Department of Justice, the NCCOB, and such other approvals the failure of which to be obtained would reasonably be expected to have, individually or in the aggregate, a material adverse effect on First Citizens or the combined bank (the “requisite regulatory approvals”) having been obtained and remaining in full force and effect, and all statutory waiting periods in respect thereof having expired or been terminated, without the imposition of any materially burdensome regulatory condition;
•
effectiveness of the registration statement of which this joint proxy statement/prospectus is a part, and the absence of any stop order suspending the effectiveness of the registration statement, or proceedings for such purpose initiated or threatened by the SEC and not withdrawn;

•
no order, injunction or other legal restraint preventing the consummation of the mergers or making the completion of the first step merger, the second step merger, the bank merger or the other transactions contemplated by the merger agreement illegal;

•	subject to materiality standards provided in the merger agreement, the accuracy of the representations and warranties of First Citizens and CIT in the merger agreement;
•	performance in all material respects by each of First Citizens and CIT of their respective obligations, covenants and agreements under the merger agreement; and
•	receipt by each of First Citizens and CIT of an opinion from counsel as to certain tax matters.
Termination of the Merger Agreement
The merger agreement may be terminated at any time prior to the completion of the first step merger, in the following circumstances:
•	by mutual written consent of First Citizens and CIT;
•
by either First Citizens or CIT if any governmental entity that must grant a requisite regulatory approval has denied approval of the first step merger, the second step merger or the bank merger and such denial has become final and nonappealable or any governmental entity of competent jurisdiction has issued a final and nonappealable order, injunction, decree or other legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the completion of the first step merger, the second step merger or the bank merger, unless the failure to obtain a requisite regulatory approval is due to the failure of the party seeking to terminate the merger agreement to perform or observe its obligations, covenants and agreements under the merger agreement;

•
by either First Citizens or CIT if the first step merger has not been completed on or before October 15, 2021 (the “termination date”), unless the failure of the first step merger to be completed by such date is due to the failure of the party seeking to terminate the merger agreement to perform or observe its obligations, covenants and agreements under the merger agreement;

•
by either First Citizens or CIT (provided that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained in the merger agreement) if there is a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or any such representation or warranty ceases to be true) set forth in the merger agreement on the part of CIT, in the case of a termination by First Citizens, or First Citizens, in the case of a termination by CIT, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the closing date, the failure of an applicable closing condition of the terminating party and which is not cured within forty-five (45) days following written notice to the other party, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the termination date);

•
by either First Citizens or CIT if: (1) the adoption of the merger agreement by the stockholders of CIT has not been obtained at the CIT special meeting or at any adjournment or postponement thereof taken in accordance with the merger agreement or (2) the approval of the issuance of the shares of First Citizens Class A common stock by the stockholders of First Citizens has not been obtained at the First Citizens special meeting or at any adjournment or postponement taken in accordance with the merger agreement;
•
by either First Citizens or CIT if, prior to obtaining the requisite vote from their respective stockholders, the CIT board of directors or the First Citizens board of directors authorizes CIT or First Citizens, respectively, to enter into an alternative acquisition agreement in response to a superior proposal;

•
by either First Citizens or CIT if, prior to obtaining the requisite vote from their respective stockholders, the CIT board of directors or the First Citizens board of directors, respectively, has made a recommendation change or breaches in any material respect its obligations relating to non-solicitation of acquisition proposals or its obligations related to stockholder approval and the board of directors’ recommendation.

Termination Fee
If the merger agreement is terminated by either First Citizens or CIT under certain circumstances, including circumstances involving alternative acquisition proposals and changes in the recommendation of First Citizens’ or CIT’s respective boards, CIT or First Citizens may be required to pay a termination fee to the other party equal to $64 million.
Voting Agreement
Contemporaneously with the execution of the merger agreement, (i) Mr. Frank B. Holding, Jr., the Chairman and Chief Executive Officer of First Citizens, (ii) Ms. Hope Bryant, the Vice Chairman of First Citizens and sister of Mr. Holding, (iii) Mr. Peter M. Bristow, the President of First Citizens and brother-in-law of Mr. Holding and Mrs. Bryant and (iv) Mrs. Claire H. Bristow, Mr. Bristow’s spouse and sister of Mr. Holding and Mrs. Bryant, have entered into a voting agreement with CIT, solely in their respective capacity as stockholders of First Citizens, pursuant to which each has agreed, among other things, to vote in favor of the First Citizens stock issuance proposal and the First Citizens adjournment proposal, as well as certain other customary restrictions with respect to the voting of their respective shares of First Citizens common stock. As of December 18, 2020, the last date before the date of this joint proxy statement/prospectus for which it was practicable to obtain this information, these stockholders collectively had sole voting rights over 1,584,972 shares of First Citizens Class A common stock and 360,252 shares of First Citizens Class B common stock, representing approximately 29.52% of the voting power of First Citizens’ common stock outstanding on that date. A copy of the voting agreement is attached as Annex B to the accompanying joint proxy statement/prospectus.
Accounting Treatment
First Citizens and CIT each prepare their respective financial statements in accordance with generally accepted accounting principles in the United States (“GAAP”). With the transaction structured as a merger of equals, GAAP requires that one of the combining entities be identified as the acquirer. The mergers will be accounted for using the acquisition method of accounting, and First Citizens will be treated as the accounting acquirer. In a business combination effected primarily by transferring cash or stock, the entity that transfers the cash or stock is generally the acquirer. In identifying First Citizens as the acquiring entity for accounting purposes, a number of factors were considered, including the legal acquirer, the entity issuing stock, the surviving entity, the relative voting rights of all equity instruments in the combined company, the intended corporate governance structure of the combined company and the terms of the exchange of equity securities pursuant to the merger agreement. No single factor was the sole determinant in the overall conclusion that First Citizens is the acquirer for accounting purposes; rather, all factors were considered in arriving at such conclusion.
The Rights of Holders of CIT Common Stock Will Change as a Result of the First Step Merger
The rights of holders of CIT common stock are governed by Delaware law and by the restated certificate of incorporation of CIT (the “CIT certificate”) and the amended and restated bylaws of CIT (the “CIT bylaws”). Pursuant to the merger agreement, holders of CIT common stock will become holders of Class A common stock of the combined company, and their rights will be governed by Delaware law and the certificate of incorporation and bylaws of First Citizens. Holders of CIT common stock will have different rights once they become holders of Class A common stock of the combined company due to differences between the CIT governing documents, on the one hand, and the First Citizens governing documents, on the other hand. These differences are described in more detail under the section entitled “Comparison of Stockholders’ Rights” beginning on page 166.
Listing of First Citizens Class A Common Stock and First Citizens Series C Preferred Stock; Delisting of CIT Common Stock and CIT Series B Preferred Stock and Deregistration of CIT Common Stock, CIT Series A Preferred Stock and CIT Series B Preferred Stock
The shares of First Citizens Class A common stock and First Citizens series C preferred stock to be issued in the mergers will be listed for trading on Nasdaq. Following the mergers, shares of First Citizens Class A common stock will continue to be listed on Nasdaq. Following the mergers, (1) CIT common stock and CIT series B preferred stock will be delisted from the NYSE and will cease to be publicly traded and (2) the CIT common stock, CIT series A preferred stock and CIT series B preferred stock will be deregistered under the Exchange Act.
The First Citizens Special Meeting
The First Citizens special meeting will be held virtually at the following website: www.virtualshareholdermeeting.com/FIZN2021 on February 9, 2021, at 10:00 a.m., local time. At the First Citizens special meeting, holders of First Citizens common stock will be asked to vote on the following matters:
•	approve the First Citizens stock issuance proposal; and
•	approve the First Citizens adjournment proposal.
You may vote at the First Citizens special meeting if you own shares of First Citizens common stock at the close of business on December 30, 2020. As of December 18, 2020, the last date before the date of this joint proxy statement/prospectus for which it was practicable to obtain this information, there were 8,811,220 shares of First Citizens Class A common stock outstanding, approximately 19.50% of which were owned and entitled to be voted by First Citizens directors and executive officers and their affiliates and 1,005,185 shares of First Citizens Class B common stock outstanding, approximately 41.41% of which were owned and entitled to be voted by First Citizens directors and executive officers and their affiliates. In addition, Mr. Frank B. Holding, Jr., Ms. Hope H. Bryant, Mr. Peter M. Bristow and Mrs. Claire H. Bristow held shares of Class A common stock of First Citizens and Class B common stock of First Citizens that represented approximately 29.52% of the voting power of First Citizens common stock as of the close of business on December 18, 2020, the last date before the date of this joint proxy statement/prospectus for which it was practicable to obtain this information. Each of Mr. Frank B. Holding, Jr., Ms. Hope H. Bryant, Mr. Peter M. Bristow and Mrs. Claire H. Bristow has entered into a voting agreement with CIT, solely in their respective capacity as a stockholder of First Citizens and not, where applicable, as members of First Citizens’ board of directors, pursuant to which each has agreed, among other things, to vote in favor of the First Citizens stock issuance proposal and the First Citizens adjournment proposal, as well as certain other customary restrictions with respect to the voting of their respective shares of First Citizens common stock. We currently expect that the other 8 members of the First Citizens board of directors and First Citizens’ executive officers will vote their shares in favor of the First Citizens stock issuance proposal and the other proposals to be considered at the First Citizens special meeting, although none of them has entered into any agreements obligating them to do so.
The First Citizens stock issuance proposal and First Citizens adjournment proposal will be approved if a majority of the total votes cast are voted in favor of such proposal. An abstention or a broker non-vote or other failure to vote or be present will have no effect on the outcome of the First Citizens stock issuance proposal or First Citizens adjournment proposal.
The CIT Special Meeting
The CIT special meeting will be held virtually at the following website: www.virtualshareholdermeeting.com/CIT2021SM on February 9, 2021, at 10:00 a.m., local time. At the CIT special meeting, holders of CIT common stock will be asked to vote on the following matters:
•	approve the CIT merger proposal;
•	approve, on an advisory (non-binding) basis, the CIT compensation proposal; and
•	approve the CIT adjournment proposal.

You may vote at the CIT special meeting if you own shares of CIT common stock at the close of business on December 30, 2020. As of December 18, 2020, the last date before the date of this joint proxy statement/prospectus for which it was practicable to obtain this information, there were 98,537,761 shares of CIT common stock outstanding, less than one percent (1%) of which were owned and entitled to be voted by CIT directors and executive officers and their affiliates. We currently expect that CIT’s directors and executive officers will vote their shares in favor of the merger agreement and the other proposals to be considered at the CIT special meeting, although none of them has entered into any agreements obligating them to do so.
The CIT merger proposal will be approved if a majority of the outstanding shares of CIT common stock entitled to vote on such proposal are voted in favor of such proposal. The CIT compensation proposal and the CIT adjournment proposal will each be approved if the holders of a majority of the shares of CIT common stock entitled to vote, represented at the CIT special meeting, are voted in favor of such proposal. If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote at the CIT special meeting or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the CIT merger proposal, it will have the same effect as a vote “AGAINST” the CIT merger proposal. If you mark “ABSTAIN” on your proxy with respect to the CIT compensation proposal or the CIT adjournment proposal, fail to submit a proxy or vote at the CIT special meeting or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the CIT compensation proposal or the CIT adjournment proposal, you will not be deemed to have cast a vote with respect to the proposal and it will have no effect on the outcome of the proposal.
Risk Factors
In evaluating the merger agreement and the mergers, including the issuance of shares of First Citizens Class A common stock in the mergers, you should carefully read this joint proxy statement/prospectus and give special consideration to the factors discussed in the section entitled “Risk Factors” beginning on page 43 and in First Citizens’ and CIT’s respective Annual Reports on Form 10-K for the year ended December 31, 2019, in First Citizens’ and CIT’s respective Quarterly Reports on Form 10-Q for the quarters ended March 31, 2020, June 30, 2020, and September 30, 2020, and in other documents incorporated by reference into this joint proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” beginning on page 183 of this joint proxy statement/prospectus for the location of information incorporated by reference into this joint proxy statement/prospectus.
CIT Litigation Update
On October 21, 2016, CIT and CIT Bank were named as defendants in an existing lawsuit brought as a qui tam (i.e., whistleblower) action by a former OneWest employee on behalf of the U.S. government. The lawsuit asserted claims related to OneWest’s participation in the Home Affordable Modification Program (“HAMP”) administered by the United States Treasury Department, as well as Federal Housing Administration (“FHA”) and Veterans Administration (“VA”) insurance programs. On October 15, 2019, the plaintiff filed a second amended complaint in the United States District Court for the Eastern District of Texas alleging that, beginning in 2009, CIT (and its predecessor, OneWest) falsely certified its compliance with HAMP, submitted false claims for incentive payments for loan modifications, submitted false claims for FHA insurance payments and failed to self-report these violations. Plaintiff seeks the return of all U.S. government payments to CIT under the HAMP, FHA or VA programs. CIT has received approximately $93 million in servicer incentives under HAMP, and the government has paid more than $400 million in the aggregate in borrower, servicer and investor incentives in connection with loans modified by OneWest or CIT under HAMP. The Department of Justice has declined to intervene in this case. On May 5, 2020, a federal court judge in the Eastern District of Texas denied CIT’s motion to dismiss the second amended complaint, and the case is now in discovery. There is currently no scheduled trial date. CIT is defending this litigation vigorously and believes that it has meritorious defenses.
The foregoing description is subject to, and should be read together with the descriptions of the risks and uncertainties of litigation in the sections entitled “Risk Factors” and the notes entitled “Litigations and other Contingencies” in CIT’s Annual Report on Form 10-K for the year ended December 31, 2019, and in CIT’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2020, June 30, 2020 and September 30, 2020.

Litigation Relating to the Mergers
Beginning November 20, 2020, six purported holders of CIT common stock filed substantially similar complaints against CIT and the members of the CIT board of directors in the United States District Courts for the Southern District of New York (Stein v. CIT Group Inc., et al, No. 1:20-cv-09810 (S.D.N.Y. filed November 20, 2020); Velasquez v. CIT Group Inc., et al, No. 1:20-cv-10266 (S.D.N.Y. filed December 4, 2020); and Uguagliati v. CIT Group Inc., et al, No. 1:20-cv-10271 (S.D.N.Y. filed December 5, 2020)); the District of Delaware (Thomas v. CIT Group Inc., et al, No. 1:20-cv-01641 (D. Del. filed December 2, 2020)); and the District of New Jersey (Rhoda v. CIT Group Inc., et al, No. 2:20-cv-17547 (D.N.J. filed December 1, 2020); Konder v. CIT Group Inc., et al, No. 2:20-cv-18449 (D.N.J. filed December 8, 2020)). One of the suits (Thomas) also names as defendants First Citizens, First Citizens Bank, and Merger Sub. The complaints all assert claims under Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder against CIT and the members of the CIT board of directors, and claims under Section 20(a) of the Exchange Act against the members of the CIT board of directors (and in the Thomas case First Citizens, First Citizens Bank, and Merger Sub) for allegedly causing a materially incomplete and misleading registration statement on Form S-4 to be filed on November 16, 2020 with the SEC. Among other remedies, the plaintiffs seek to enjoin the mergers.
The outcome of the pending and any additional future litigation is uncertain. If any case is not resolved, the lawsuit(s) could prevent or delay completion of the mergers and result in substantial costs to First Citizens and CIT, including any costs associated with the indemnification of directors and officers. Other potential plaintiffs may file additional lawsuits against First Citizens, CIT and/or the directors and officers of either company in connection with the mergers. The defense or settlement of any lawsuit or claim that remains unresolved at the time of the completion of the mergers may adversely affect the combined company’s business, financial condition, results of operations and cash flows.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF FIRST CITIZENS
The following selected consolidated financial information of First Citizens as of and for the nine months ended September 30, 2020 and September 30, 2019, has been derived from First Citizens’ unaudited consolidated financial statements as of and for the nine months ended September 30, 2020 and September 30, 2019, respectively, incorporated by reference in this joint proxy statement/prospectus. The following selected consolidated financial information of First Citizens as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017, has been derived from First Citizens’ audited consolidated financial statements incorporated by reference in this joint proxy statement/prospectus, and the selected consolidated financial information as of December 31, 2017, 2016 and 2015 and for the years ended December 31, 2016 and 2015, has been derived from First Citizens’ audited consolidated financial statements not appearing or incorporated by reference in this joint proxy statement/prospectus.
You should read the following financial information relating to First Citizens in conjunction with other information contained in this joint proxy statement/prospectus, including consolidated financial statements of First Citizens and related accompanying notes appearing in First Citizens’ Annual Report on Form 10-K most recently filed with the SEC and in any Quarterly Reports on Form 10-Q of First Citizens filed with the SEC after that Annual Report on Form 10-K was filed, and the financial statements in any Current Report on Form 8-K of First Citizens that was filed with the SEC after such Annual Report on Form 10-K, each of which reports is incorporated by reference in this joint proxy statement/prospectus. First Citizens’ historical results for any prior period are not necessarily indicative of results to be expected in any future period. First Citizens has consummated several acquisitions in recent fiscal periods. The results and other financial information of those acquired operations are not included in the table below for the periods or dates prior to their respective acquisition dates and, therefore, the results for these prior periods are not comparable in all respects and may not be predictive of First Citizens’ future results. In addition, the selected financial information in the table immediately below does not include, on any basis, the results or financial condition of CIT for any period or as of any date. For more information, see the section entitled “Where You Can Find More Information” beginning on page 183.

Selected Consolidated Historical Financial Data of First Citizens
	As of and for the Nine Months Ended September 30, (unaudited)		As of and for the Year Ended December 31,
(Dollars in millions, except share data)	2020	2019	2019	2018	2017	2016	2015
SUMMARY OF OPERATIONS
Interest income	$1,107.2	$1,050.0	$1,404.0	$1,245.8	$1,103.7	$987.8	$969.2
Interest expense	77.7	65.7	92.6	36.9	43.8	43.1	44.3
Net interest income	1,029.5	984.2	1,311.4	1,208.9	1,059.9	944.7	924.9
Provision for credit losses(1)	52.9	23.7	31.4	28.5	25.7	32.9	20.7
Net interest income after provision for credit losses	976.5	960.5	1,279.9	1,180.4	1,034.2	911.7	904.2
Gain on acquisitions	—	—	—	—	134.7	5.8	42.9
Noninterest income excluding gain on acquisitions	350.0	311.5	415.9	400.1	387.2	371.3	424.2
Noninterest expense	883.3	811.5	1,103.7	1,077.0	1,012.5	937.8	1,038.9
Income before income taxes	443.2	460.5	592.0	503.6	543.7	351.1	332.4
Income taxes	89.5	105.0	134.7	103.3	219.9	125.6	122.0
Net income	353.6	355.5	457.4	400.3	323.8	225.5	210.4
Net income available to common shareholders	$344.2	$355.5	$457.4	$400.3	$323.8	$225.5	$210.4
PER COMMON SHARE DATA
Net income	$33.96	$31.50	$41.05	$33.53	$26.96	$18.77	$17.52
Cash dividends	1.20	1.20	1.60	1.45	1.25	1.20	1.20
Book value at period end	380.43	327.86	337.38	300.04	277.60	250.82	239.14
SELECTED PERIOD-END BALANCES
Total assets	$48,666.9	$37,748.3	$39,824.5	$35,408.6	$34,527.5	$32,990.8	$31,475.9
Investment securities	9,860.6	7,167.7	7,173.0	6,834.4	7,180.3	7,006.7	6,861.5
Loans and leases	32,845.1	27,196.5	28,881.5	25,523.3	23,596.8	21,737.9	20,240.0
Allowance for credit losses(1)	223.9	226.8	225.1	223.7	221.9	218.8	206.2
Deposits	42,250.6	32,743.3	34,431.2	30,672.5	29,266.3	28,161.3	26,930.8
Borrowings	1,945.9	976.1	1,326.9	892.2	1,564.1	1,436.4	1,299.0
Common shareholders’ equity	$3,734.5	$3,568.5	$3,586.2	$3,489.0	$3,334.1	$3,012.4	$2,872.1
Shareholders’ equity	$4,074.4	$3,568.5	$3,586.2	$3,489.0	$3,334.1	$3,012.4	$2,872.1
Shares outstanding	9.8	10.9	10.6	11.6	12.0	12.0	12.0
SELECTED RATIOS AND OTHER DATA
Rate of return on average assets	1.05%	1.29%	1.23%	1.15%	0.94%	0.70%	0.68%
Rate of return on average shareholders’ equity	12.59	13.41	12.88	11.69	10.10	7.51	7.52
Average equity to average assets ratio	8.69	9.64	9.56	9.81	9.35	9.25	9.00
Net yield on interest-earning assets (taxable equivalent)	3.23	3.80	3.74	3.69	3.30	3.14	3.22
Net charge-offs (annualized) to average loans and leases	0.07	0.10	0.11	0.11	0.10	0.10	0.10
Allowance for credit losses to total loans and leases(2):
PCD	5.07	1.34	1.35	1.51	1.31	1.70	1.72
Non-PCD	0.61	0.82	0.77	0.86	0.93	0.98	0.98
Total	0.68	0.83	0.78	0.88	0.94	1.01	1.02
Ratio of total nonperforming assets to total loans, leases and other real estate owned	0.73	0.57	0.58	0.52	0.61	0.67	0.83
Tier 1 risk-based capital ratio	11.48	11.80	10.86	12.67	12.88	12.42	12.65
Common equity Tier 1 ratio	10.43	11.80	10.86	12.67	12.88	12.42	12.51
Total risk-based capital ratio	13.70	13.09	12.12	13.99	14.21	13.85	14.03
Leverage capital ratio	7.80	9.18	8.81	9.77	9.47	9.05	8.96
(1)	First Citizens adopted ASC Topic 326 (“CECL”) utilizing the modified retrospective approach. First Citizens did not restate selected financial data for the periods prior to 2020 presented above.
(2)
Upon adoption of CECL as of January 1, 2020, the concept of purchased credit impaired loans under ASC 310-30 was eliminated. Loans and leases determined at the date of acquisition, to have experienced more than insignificant credit quality since origination are accounted for under the guidance in ASC Topic 326-20, Credit Losses as purchased credit deteriorated assets. PCD loans and leases are recorded at fair value at the date of acquisition with an initial reserve recorded directly to the allowance for credit losses. Provision is recorded if there is additional credit deterioration after the acquisition date. Non-PCD loans include originated and purchased non-credit deteriorated loans. Loans previously classified as PCI were determined to be PCD.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF CIT
The following selected consolidated financial information of CIT as of and for the nine months ended September 30, 2020 and September 30, 2019 has been derived from CIT’s unaudited consolidated financial statements as of and for the nine months ended September 30, 2020 and September 30, 2019, respectively, incorporated by reference in this joint proxy statement/prospectus. The following selected consolidated financial information of CIT as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017 has been derived from CIT’s audited consolidated financial statements incorporated by reference in this joint proxy statement/prospectus. The selected consolidated financial information of CIT as of December 31, 2017, 2016 and 2015 and for the years ended December 31, 2016 and 2015 has been derived from CIT’s consolidated financial statements not incorporated by reference in this joint proxy statement/prospectus.
You should read the following financial information relating to CIT in conjunction with other information contained in this joint proxy statement/prospectus, including consolidated financial statements of CIT and related accompanying notes appearing in CIT’s Annual Report on Form 10-K most recently filed with the SEC and in any Quarterly Reports on Form 10-Q of CIT filed with the SEC after that Annual Report on Form 10-K was filed, and the financial statements in any Current Report on Form 8-K of CIT that was filed with the SEC after such Annual Report on Form 10-K, each of which reports is incorporated by reference in this joint proxy statement/prospectus. CIT’s historical results for any prior period are not necessarily indicative of results to be expected in any future period. On January 1, 2020, CIT acquired Mutual of Omaha Bank (“MOB”). The results for 2020 include the activity of MOB where no MOB activity is included in the results for years prior. CIT also adopted ASC Topic 326 (“CECL”) utilizing the modified-retrospective approach; therefore, prior period financial information was not adjusted and is reported under previously applicable accounting guidance. As such, the results for these prior periods are not comparable in all respects and many not be predictive of CIT’s future results. In addition, the selected financial information in the table immediately below does not include, on any basis, the results or financial condition of First Citizens for any period or as of any date. For more information, see the section entitled “Where You Can Find More Information” beginning on page 183.

Selected Consolidated Historical Financial Data of CIT
	Nine Months Ended September 30, (unaudited)		At or for the Years Ended December 31,
	2020	2019	2019	2018	2017	2016	2015
Select Statement of Operations Data
Net interest revenue	$790.1	$813.2	$1,064.8	$1,075.3	$1,117.9	$1,158.3	$713.8
Provision for credit losses	800.8	88.2	110.8	171.0	114.6	194.7	158.6
Total non-interest income	991.2	946.3	1,272.9	1,382.8	1,371.6	1,182.2	1,167.7
Total non-interest expenses	1,720.4	1,227.3	1,603.0	1,650.1	2,183.3	2,124.9	1,536.9
(Loss) income from continuing operations, net of tax	(623.9)	398.8	529.4	472.1	259.4	(182.6)	724.1
Net (loss) income	(623.9)	399.3	529.9	447.1	468.2	(848.0)	1,034.1
Net (loss) income available to common shareholders	(642.8)	389.9	511.0	428.2	458.4	(848.0)	1,034.1
Per Common Share Data
Diluted (loss) income per common share - continuing operations	$(6.54)	$3.99	$5.27	$3.82	$1.52	$(0.90)	$3.89
Diluted (loss) income per common share	(6.54)	4.00	5.27	3.61	2.80	(4.20)	5.55
Book value per common share	53.17	60.27	61.37	55.70	53.25	49.50	54.45
Dividends declared per common share	1.05	1.05	1.30	0.82	0.61	0.60	0.60
Dividend payout ratio	NM	26.3%	24.7%	22.7%	21.8%	NM	10.8%
Performance Ratios
Return (available to common shareholders; continuing operations) on average common stockholders' equity(1)	NM	9.25%	9.03%	7.30%	3.53%	NM	11.96%
Average total equity to average total asset ratio	10.2%	12.1%	12.2%	13.8%	16.1%	17.0%	17.9%
Balance Sheet Data
Loans including receivables pledged	$37,319.6	$31,345.5	$30,998.9	$30,795.4	$29,113.9	$29,535.9	$30,518.7
Allowance for credit losses	(1,206.2)	(486.2)	(482.6)	(489.7)	(431.1)	(432.6)	(347.0)
Operating lease equipment, net	7,799.3	7,099.9	7,319.7	6,970.6	6,738.9	7,486.1	6,851.7
Total cash and deposits	6,705.6	1,824.6	2,685.6	1,795.6	1,718.7	6,430.6	7,652.4
Investment securities	6,608.8	6,109.7	6,276.8	6,233.8	6,469.9	4,491.1	2,953.7
Total assets	60,865.0	51,403.1	50,832.8	48,537.4	49,278.7	64,170.2	67,391.9
Deposits	44,706.2	35,910.0	35,139.5	31,239.5	29,569.3	32,304.3	32,761.4
Borrowings	7,284.7	6,423.2	6,473.4	8,118.8	8,974.4	14,935.5	16,350.3
Total common stockholders’ equity	5,239.0	5,708.5	5,814.0	5,621.6	6,995.0	10,002.7	10,944.7
Credit Quality
Non-accrual loans as a percentage of loans	1.73%	0.95%	1.05%	0.92%	0.76%	0.94%	0.83%
Net charge-offs as a percentage of average loans	1.02%	0.39%	0.39%	0.39%	0.39%	0.37%	0.58%
Allowance for loan losses as a percentage of loans	3.23%	1.55%	1.56%	1.59%	1.48%	1.46%	1.14%
Capital Ratios
CET1 capital ratio (fully phased-in)	9.9%	11.6%	12.0%	12.0%	14.4%	13.8%	12.6%
Tier 1 capital ratio (fully phased-in)	10.9%	12.3%	13.2%	12.7%	15.1%	13.8%	12.6%
Total capital ratio (fully phased-in)	13.1%	14.3%	15.4%	14.8%	16.2%	14.6%	13.2%
(1)	2017 and prior periods are adjusted to reflect an estimated reduction in equity for Commercial Air, that was transferred to discontinued operations and sold.
NM – Not meaningful

UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL INFORMATION
The following unaudited pro forma condensed combined financial information of First Citizens and CIT is presented to illustrate the estimated effect of the mergers. Specifically, the unaudited pro forma condensed combined balance sheet as of September 30, 2020 combines the historical consolidated balance sheets of First Citizens and CIT as of such date and include adjustments that depict the accounting for the Merger required by GAAP (“pro forma balance sheet transaction accounting adjustments”) as of December 18, 2020. Also, the unaudited pro forma condensed combined statements of income for the year ended December 31, 2019 and the nine months ended September 30, 2020 combine the historical consolidated statements of income of First Citizens and CIT for the same periods and include adjustments that depict the effects of the pro forma balance sheet transaction accounting adjustments assuming those adjustments were made as of January 1, 2019 (“pro forma income statement transaction accounting adjustments”). We refer to the unaudited pro forma condensed combined balance sheets and the unaudited pro forma condensed combined statements of income collectively as “Pro Forma Financial Information.” Also, we refer to pro forma balance sheet transaction accounting adjustments and pro forma statements of income transaction accounting adjustments collectively as “Transaction Accounting Adjustments.”
First Citizens and CIT each prepare their respective financial statements in accordance with GAAP. The mergers will be accounted for using the acquisition method of accounting, and First Citizens will be treated as the accounting acquirer. In a business combination effected primarily by transferring cash or stock, the entity that transfers the cash or stock is generally the acquirer. In identifying First Citizens as the acquiring entity for accounting purposes, First Citizens and CIT considered a number of factors, including the legal acquirer, the entity issuing stock, the surviving entity, the relative voting rights of all equity instruments in the combined company, the intended corporate governance structure of the combined company and the terms of the exchange of equity securities pursuant to the merger agreement. No single factor was the sole determinant in the overall conclusion that First Citizens is the acquirer for accounting purposes; rather, all factors were considered in arriving at such conclusion.
First Citizens has not had sufficient time to completely evaluate the significant identifiable long-lived tangible and identifiable intangible assets of CIT. Accordingly, the unaudited pro forma adjustments, including the allocations of the purchase price, are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information with materially relevant estimated adjustments. Certain reclassifications have been made to the historical financial statements of CIT to conform to the presentation in First Citizens’ financial statements. Accordingly, the unaudited pro forma condensed combined financial information is presented for illustrative purposes only and is not necessarily indicative of the results that might have occurred had the mergers taken place on January 1, 2019, for statements of income purposes and on September 30, 2020, for financial condition purposes, and is not intended to be a projection of future results. Historical results for any prior period are not necessarily indicative of results to be expected in any future period, and historical results for the nine months ended September 30, 2020, are not necessarily indicative of results to be expected for all of 2020. A final determination of the acquisition consideration and fair values of CIT’s assets and liabilities, which cannot be made prior to the completion of the mergers, will be based on the actual net tangible and intangible assets of CIT that exist as of the date of completion of the mergers. Consequently, preliminarily values allocated to assets and liabilities of CIT, including the identifiable intangibles and the related bargain purchase gain could change significantly from those allocations used in the unaudited pro forma condensed combined financial information presented below and those differences could be material including in amortization of acquired intangible assets.
In addition, future results may differ materially from the results reflected because of various factors, including those discussed in the section entitled “Risk Factors” beginning on page 43 and appearing under the caption “Risk Factors” in First Citizens’ and CIT’s most recently filed Annual Reports on Form 10-K and in any subsequently filed Quarterly Reports on Form 10-Q or Current Reports on Form 8-K, which are incorporated by reference in this joint proxy statement/prospectus, and the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 41. Among other factors, the actual amounts recorded as of the completion of the mergers may differ materially from the information presented in these unaudited pro forma condensed combined financial statements as a result of:
•	changes in the trading price for First Citizens’ Class A common stock;

•	net cash used or generated in First Citizens’ or CIT’s operations between the signing of the merger agreement and the completion of the mergers;
•
the timing of the completion of the mergers, changes in total merger-related expenses, and integration costs, including costs associated with systems implementation, severance, and other costs related to exit or disposal activities;

•	other changes in First Citizens’ or CIT’s net assets that occur prior to the completion of the mergers, which could cause material differences in the information presented below; and
•	changes in the financial results of the combined company.
The unaudited pro forma condensed combined financial information is provided for illustrative information purposes only. The unaudited pro forma condensed combined financial information is not necessarily, and should not be assumed to be, an indication of the actual results that would have been achieved had the mergers been completed as of the dates indicated or that may be achieved in the future. The pro forma financial information has been prepared by First Citizens in accordance with Regulation S-X Article 11, Pro Forma Financial Information, as amended by the final rule, Amendments to Financial Disclosures About Acquired and Disposed Businesses, as adopted by the SEC on May 21, 2020 (“Article 11”). First Citizens has elected to voluntarily comply with the amended Article 11 in advance of the mandatory compliance date.
The unaudited pro forma condensed combined financial statements should be read together with:
•	the accompanying notes to the unaudited pro forma condensed combined financial statements;
•
First Citizens’ separate audited historical consolidated financial statements and accompanying notes as of and for the year ended December 31, 2019, included in First Citizens’ Annual Report on Form 10-K for the year ended December 31, 2019;

•
CIT’s separate audited historical consolidated financial statements and accompanying notes as of and for the year ended December 31, 2019, included in CIT’s Annual Report on Form 10-K for the year ended December 31, 2019;

•
First Citizens’ separate unaudited historical consolidated financial statements and accompanying notes as of and for the nine months ended September 30, 2020, included in First Citizens’ Quarterly Report on Form 10-Q for the quarter ended September 30, 2020;

•
CIT’s separate unaudited historical consolidated financial statements and accompanying notes as of and for the nine months ended September 30, 2020, included in CIT’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020; and

•
other information pertaining to First Citizens and CIT contained in or incorporated by reference into this joint proxy statement/prospectus. See the sections entitled “—Selected Consolidated Historical Financial Data of First Citizens” and “—Selected Consolidated Historical Financial Data of CIT” included elsewhere in this joint proxy statement/prospectus.

Pro Forma Condensed Combined Balance Sheets
As of September 30, 2020
(Unaudited)
(Dollars in millions, except per share data)	First Citizens as Reported	CIT as Reported	Transaction Accounting Adjustments	(Note 3)	Pro Forma First Citizens & CIT
Assets
Cash and due from banks	$352.4	$175.7	$—		$528.1
Overnight investments	3,137.9	6,529.9	—		9,667.8
Investment securities	9,860.6	6,608.8	—		16,469.4
Assets held for sale	120.3	56.7	—		177.0
Loans and leases	32,845.1	37,319.6	34.1	(1)	70,198.8
Allowance for credit losses	(223.9)	(1,206.2)	—		(1,430.1)
Net loans and leases	32,621.2	36,113.4	34.1		68,768.7
Operating lease equipment, net	—	7,799.3	—		7,799.3
Premises and equipment	1,255.3	191.6	—		1,446.9
Goodwill	350.3	140.4	(140.4)	(2)	350.3
Other intangible assets	54.2	143.4	(59.1)	(3)	138.5
Income earned not collected and other assets	914.7	3,105.8	—		4,020.5
Total assets	$48,666.9	$60,865.0	$(165.4)		$109,366.5
Liabilities
Deposits:
Noninterest-bearing	$18,234.6	$3,022.1	$—		$21,256.7
Interest-bearing	24,016.0	41,684.1	161.9	(4)	65,862.0
Total deposits	42,250.6	44,706.2	161.9		87,118.7
Credit balances of factoring clients	—	1,320.2	—		1,320.2
Borrowings	1,946.0	7,284.7	215.3	(5)	9,446.0
Deferred tax liability	32.7	78.6	33.5	(6)	144.8
Other liabilities	363.2	1,711.3	17.0	(7)	2,091.5
Total liabilities	44,592.5	55,101.0	427.7		100,121.2
Shareholders’ equity
Common stock:
Class A	8.8	1.6	4.6	(8)	15.0
Class B	1.0	—	—		1.0
Preferred stock	339.9	525.0	—		864.9
Surplus	—	6,882.1	(3,289.6)	(9)	3,592.5
Retained earnings	3,738.4	1,467.1	(419.9)	(10)	4,785.6
Accumulated other comprehensive loss	(13.7)	46.4	(46.4)	(11)	(13.7)
Treasury stock	—	(3,158.2)	3,158.2	(12)	—
Total shareholders’ equity	4,074.4	5,764.0	(593.1)		9,245.3
Total liabilities and shareholders’ equity	$48,666.9	$60,865.0	$(165.4)		$109,366.5
Book value per share(a)	$380.43	$53.17			$524.63
(a)
The pro forma book value per share amounts were calculated by totaling the historic stockholders’ equity (excluding preferred stock) of First Citizens and CIT, adjusted for purchase accounting entries, and dividing the resulting amount by the pro forma shares of First Citizens and CIT, giving effect to the merger as if it had occurred as of the beginning of the period presented. The pro forma shares of First Citizens and CIT reflect historical shares, plus historical shares of CIT, as adjusted based on the fixed exchange ratio of 0.062 shares of First Citizens Class A common stock for each share of CIT common stock. The number of shares to be issued is subject to adjustment in certain limited circumstances. See Note 2 for pro forma share information.

See accompanying notes to unaudited pro forma condensed combined financial statements.

Pro Forma Condensed Combined Statements of Income
For The Nine Month Period Ended September 30, 2020
(Unaudited)
(Dollars in millions, except share and per share data)	First Citizens as Reported	CIT as Reported	Transaction Accounting Adjustments	(Note 3)	Pro Forma First Citizens & CIT
Interest income
Loans and leases	$988.0	$1,280.6	$(8.5)	(13)	$2,260.1
Investment securities interest and dividend income	113.3	93.7	(28.5)	(14)	178.5
Overnight investments	5.8	9.5	—		15.3
Total interest income	1,107.1	1,383.8	(37.0)		2,453.9
Interest expense
Deposits	55.6	398.1	(46.3)	(15)	407.4
Borrowings	22.1	195.6	(53.8)	(16)	163.9
Total interest expense	77.7	593.7	(100.1)		571.3
Net interest income	1,029.4	790.1	63.1		1,882.6
Provision for credit losses	52.9	800.8	—		853.7
Net interest income after provision for credit losses	976.5	(10.7)	63.1		1,028.9
Noninterest income	350.0	991.2	—		1,341.2
Noninterest expense	883.3	1,720.4	(10.5)	(17)	2,593.2
Income before income taxes	443.2	(739.9)	73.6		(223.1)
Income taxes	89.6	(116.0)	15.4	(18)	(11.0)
Net income (loss)	$353.6	$(623.9)	$58.2		$(212.1)
Less: Preferred stock dividends	9.4	18.9	—		28.3
Net income (loss) available to common shareholders	$344.2	$(642.8)	$58.2		$(240.4)
Pro Forma Combined Per Share Data
(Common Stock)(a)
Earnings:
Basic	$33.96	$(6.54)			$(14.75)
Diluted(b)	$33.96	$(6.54)			$(14.75)
Weighted average common shares outstanding(a) (thousands):
Basic	10,137	98,350	(92,193)	(19)	16,294
Diluted(b)	10,137	98,350	(92,193)	(19)	16,294
(a)
The pro forma combined earnings per share amounts were calculated by totaling the historical earnings of First Citizens and CIT, adjusted for the transaction accounting adjustments, and dividing the resulting amount by the average pro forma shares of First Citizens and CIT, giving effect to the number of First Citizens Class A common shares to be issued in the first step merger as if such shares are issued as of the beginning of period presented. The First Citizens Class A common stock to be issued in the first step merger is based on the fixed exchange ratio of 0.062 shares of First Citizens Class A common stock for each share of CIT common stock. The number of shares to be issued in the first step merger is subject to adjustment in certain limited circumstances. See pro forma adjustment (19) in Note 3.

(b)	Does not include the dilutive effect of CIT restricted stock units and performance stock units that are expected to vest after the merger close which were deemed immaterial.
See accompanying notes to unaudited pro forma condensed combined financial statements.

Pro Forma Condensed Combined Statements of Income
For The Year Ended December 31, 2019
(Unaudited)
(Dollars in millions, except share and per share data)	First Citizens as Reported	CIT as Reported	Transaction Accounting Adjustments	(Note 3)	Pro Forma First Citizens & CIT
Interest income
Loans and leases	$1,217.3	$1,783.3	$(11.4)	(13)	$2,989.2
Investment securities interest and dividend income	160.5	196.4	(47.5)	(14)	309.4
Overnight investments	26.2	37.1	—		63.3
Total interest income	1,404.0	2,016.8	(58.9)		3,361.9
Interest expense
Deposits	76.2	664.9	(115.6)	(15)	625.5
Borrowings	16.4	287.1	(71.8)	(16)	231.7
Total interest expense	92.6	952.0	(187.4)		857.2
Net interest income	1,311.4	1,064.8	128.5		2,504.7
Provision for credit losses	31.5	110.8	322.3	(20)	464.6
Net interest income after provision for credit losses	1,279.9	954.0	(193.8)		2,040.1
Noninterest income	415.9	1,273.4	1,301.8	(21)	2,991.1
Noninterest expense	1,103.7	1,603.0	0.8	(17)	2,707.5
Income before income taxes	592.1	624.4	1,107.2		2,323.7
Income taxes	134.7	94.5	(40.9)	(18)	188.3
Net income	$457.4	$529.9	$1,148.1		$2,135.4
Less: Preferred stock dividends	—	18.9	—		18.9
Net income available to common shareholders	$457.4	$511.0	$1,148.1		$2,116.5
Pro Forma Combined Per Share Data
(Common Stock)(a)
Earnings:
Basic	$41.05	$5.30			$122.35
Diluted(b)	$41.05	$5.27			$122.35
Weighted average common shares outstanding(a) (thousands):
Basic	11,141	96,503	(90,346)	(19)	17,298
Diluted(b)	11,141	96,921	(90,764)	(19)	17,298
(a)
The pro forma combined earnings per share amounts were calculated by totaling the historical earnings of First Citizens and CIT, adjusted for the transaction accounting adjustments, and dividing the resulting amount by the average pro forma shares of First Citizens and CIT, giving effect to the number of First Citizens Class A common shares to be issued in the first step merger as if such shares are issued as of the beginning of period presented. The First Citizens Class A common stock to be issued in the first step merger is based on the fixed exchange ratio of 0.062 shares of First Citizens Class A common stock for each share of CIT common stock. The number of shares to be issued in the first step merger is subject to adjustment in certain limited circumstances. See pro forma adjustment (19) in Note 3.

(b)	Does not include the dilutive effect of CIT restricted stock units and performance stock units that are expected to vest after the merger close which were deemed immaterial.
See accompanying notes to unaudited pro forma condensed combined financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL STATEMENTS
Note 1. Basis of Presentation
The unaudited pro forma condensed combined financial information and explanatory notes have been prepared to illustrate the effects of the mergers involving First Citizens and CIT under the acquisition method of accounting with First Citizens treated as both the legal and accounting acquirer. The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not necessarily indicate the financial results of the combined companies had the companies actually been combined at the beginning of the periods presented, nor does it necessarily indicate the results of operations in future periods or the future financial position of the combined entities. Under the acquisition method of accounting, the assets and liabilities of CIT (as the accounting acquiree) will be recorded at their respective preliminary fair values, as of the effective date of the merger, and the excess of the fair value of CIT’s net assets over the purchase price consideration will be recorded as a bargain purchase gain. First Citizens estimated the fair value of certain CIT assets and liabilities based on a preliminary valuation analysis, due diligence information, information presented in CIT’s SEC filings and other publicly available information.
The mergers, which are currently expected to be completed in the first half of 2021, provide for CIT common shareholders to receive 0.062 shares of First Citizens Class A common stock for each share of CIT common stock they hold immediately prior to the first step merger.
The pro forma purchase price allocation reflected in the unaudited pro forma condensed combined financial information is subject to adjustment and may vary from the actual purchase price allocation that will be recorded at the time the merger is completed. Adjustments may include, but not be limited to, changes in (i) CIT’s statement of financial condition and operating results through the effective time of the merger; (ii) the aggregate value of the accounting purchase price determination if the price of shares of First Citizens Class A common stock varies from the assumed $585.26 per share, which represents the closing share price of First Citizens Class A common stock on December 18, 2020; (iii) total merger-related expenses; and (iv) the underlying values of assets and liabilities.
The accounting policies of both First Citizens and CIT are currently under review, and First Citizens and CIT have not identified all adjustments necessary to conform the respective accounting policies into a single accounting policy. As a result of that review, differences could be identified between the accounting policies of the two companies that, when aligned, could have a material impact on the combined company’s financial information.
The pro forma adjustments are preliminary and are subject to change as additional information becomes available and as additional analysis is performed. The preliminary pro forma adjustments have been made solely for the purpose of providing the unaudited pro forma condensed combined financial information.
Note 2. Preliminary Purchase Price Allocation
The Transaction Accounting Adjustments depict the completion of the mergers, including the allocation of the preliminary purchase price. The excess of the fair value of net assets acquired, over the purchase price consideration is recorded as a bargain purchase gain. The Transaction Accounting Adjustments included in the pro forma financial statements are based upon available information and certain assumptions considered reasonable, and may be revised as additional information becomes available.

The following tables show the calculation to determine the pro forma ownership of First Citizens common stock following the first step merger using shares of First Citizens and CIT common stock outstanding as of December 18, 2020 and the fixed exchange ratio of 0.062 shares of First Citizens Class A common stock for one share of CIT common stock.
Common share summary (thousands):	First Citizens Class A	First Citizens Class B	CIT
Current shares outstanding as of December 18, 2020	8,811	1,005	98,538
CIT restricted stock units (“RSU”) and performance stock units (“PSU”) converted to shares(1)			776
Total current shares outstanding to be exchanged	8,811	1,005	99,314
Fixed exchange ratio:			0.062
First Citizens Class A common shares issued to former CIT shareholders:			6,157
(1)
Represents an estimate of CIT’s outstanding equity awards expected to be converted to shares based on a preliminary analysis of the vesting schedule. This does not include grants awarded subsequent to December 18, 2020.

Pro forma ownership as of December 18, 2020 (thousands)	Pro Forma Shares	Percentage Ownership
First Citizens Class A common shares held by current First Citizens shareholders	8,811	55%
First Citizens Class B common shares held by current First Citizens shareholders	1,005	6%
First Citizens Class A common shares issued to former CIT shareholders	6,157	39%
	15,973	100%
The following table summarizes the determination of the purchase price consideration with a sensitivity analysis assuming a 10% increase and 10% decrease in First Citizens Class A common share price from the December 18, 2020 baseline with its impact on the preliminary bargain purchase gain.
(Dollars in millions, except share and per share data)	December 18, 2020	10% Increase	10% Decrease
Total First Citizens Class A common shares to be issued (thousands)	6,157	6,157	6,157
Price per share of First Citizens Class A common stock	$585.26	$643.79	$526.73
Total pro forma purchase price from common stock	$3,603.7	$3,964.1	$3,243.3
CIT preferred stock converted to new First Citizens preferred stock	525.0	525.0	525.0
Total pro forma purchase price consideration	$4,128.7	$4,489.1	$3,768.3
Preliminary bargain purchase gain	$1,301.8	$941.4	$1,662.2
The following table shows the allocation of the preliminary purchase price.
(Dollars in millions)
Purchase price consideration		$4,128.7
Fair value of assets acquired:
Cash and due from banks	$175.7
Overnight investments	6,529.9
Investment securities	6,608.8
Loans held for sale	56.7
Net loans and leases	36,469.8
Operating lease equipment	7,799.3
Premises and equipment	191.6
Other intangible assets	84.3
Income earned not collected and other assets	3,105.8
Total assets acquired	61,021.9

(Dollars in millions)
Fair value of liabilities assumed:
Deposits	44,868.1
Credit balances on factoring clients	1,320.2
Borrowings	7,500.0
Deferred tax liability	179.8
Other liabilities	1,723.3
Total liabilities assumed	$55,591.4
Fair value of net assets acquired		5,430.5
Bargain purchase gain recorded for CIT		$1,301.8
Note 3. Pro Forma Adjustments
The following Transaction Accounting Adjustments have been reflected in the unaudited pro forma condensed combined financial information. All taxable adjustments were calculated using the federal statutory income tax rate of 21.0% to arrive at deferred tax asset or liability adjustments. All adjustments are based upon available information and certain assumptions considered reasonable, and may be revised as additional information becomes available.
(1)
Adjustment to CIT’s total loans, net of deferred costs, to reflect the estimated fair value of the loan portfolio as described in the table below. First Citizens utilized the publicly disclosed fair value information in Note 11 - Fair Value from CIT’s September 30, 2020 Form 10-Q as a proxy for the fair value for purposes of these pro forma financial statements. This adjustment also considers the gross up to PCD loans recorded along with initial allowance for credit losses on PCD loans.

(Dollars in millions)	Amount
Establish fair value mark on CIT’s loans	$(849.8)
PCD gross-up of credit mark	883.9
Total	$34.1
(2)	Elimination of CIT’s goodwill of $140.4 million associated with prior acquisitions.
(3)
Adjustments to other intangible assets to eliminate CIT's other intangible assets of $143.4 million associated with prior acquisitions and record estimated core deposit intangible assets associated with the mergers of $84.3 million. Core deposit intangible assets recorded as a result of the mergers are expected to be amortized on a sum of years digit basis over a period of six years.

(4)
Adjustment to record a fair value mark on CIT's stated maturity deposits of $161.9 million. First Citizens utilized the publicly disclosed fair value information in Note 11 - Fair Value from CIT’s September 30, 2020 Form 10-Q as a proxy for the fair value for purposes of these pro forma financial statements.

(5)
Adjustment to record a fair value mark on CIT's borrowings of $215.3 million. First Citizens utilized the publicly disclosed fair value information in Note 11 - Fair Value from CIT’s September 30, 2020 Form 10-Q as a proxy for the fair value for purposes of these pro forma financial statements.

(6)	Adjustments to the deferred taxes on the tax attributes acquired and fair value adjustments made during purchase accounting.
(7)	Adjustment to reflect the liability of $17.0 million of acquisition-related costs for investment banker and legal fees associated with the transaction.
(8)
Adjustment to reflect the issuance of 6.2 million shares of First Citizens Class A common stock with $1.00 par value per share in connection with the mergers and eliminating 163.2 million issued shares of CIT common stock with $0.01 par value per share.

(9)	Adjustments to eliminate CIT’s surplus of $6.88 billion, record the issuance of First Citizens Class A common stock in excess of par value of $3.60 billion, which represents the purchase price consideration less $6.2 million related to 6.2 million shares classified as $1.00 par value common stock. This adjustment also includes $5.0 million of acquisition-related costs associated with the issuance of First Citizens Class A common shares as part of the first step merger.
(10)
Adjustments to eliminate CIT’s retained earnings of $1.47 billion and record the estimated bargain purchase gain of $1.30 billion, partially offset by the allowance recorded through provision for CIT's Non-PCD loans of $254.6 million net of tax.

(11)	Adjustment to eliminate historical accumulated other comprehensive income of CIT.
(12)	Eliminate CIT's historical treasury stock.
(13)	Net adjustment to interest income to recognize estimated amortization of the premium on loans and leases as a result of the application of purchase accounting as of the transaction date.
(14)	Adjustment to interest income to recognize estimated amortization associated with recording CIT's investment securities at fair value as of transaction date.
(15)	Adjustment to interest expense to recognize estimated amortization associated with recording CIT's stated maturity deposits at fair value as of transaction date.
(16)	Adjustment to interest expense to recognize estimated amortization associated with recording CIT's borrowings at fair value as of transaction date.
(17)	Adjustment to eliminate CIT's amortization of intangible assets from previous transactions and record new amortization for CIT's core deposit intangible.
(18)	Adjustment to recognize the tax impact related to pro forma adjustments at a tax rate of 21.0%, which represents the statutory federal tax rate.
(19)
Adjustment to eliminate CIT's average common shares outstanding during the period presented and recognize $6.2 million related to the issuance of 6.2 million shares of First Citizens Class A common stock at $1 par value based on CIT's 99.3 million common shares outstanding, adjusted for restricted stock units (RSU), at September 30, 2020 and the merger exchange ratio of 0.062 shares.

(20)	Adjustment to record provision expense on CIT's Non-PCD loans of $322.3 million.
(21)	Bargain purchase gain of $1.30 billion which is not taxable.

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER COMMON SHARE DATA
The historical per share data for First Citizens common stock and CIT common stock below has been derived from the audited consolidated financial statements of each of First Citizens and CIT as of and for the year ended December 31, 2019 and the unaudited consolidated financial statements of each of First Citizens and CIT as of and for the nine months ended September 30, 2020, each of which is incorporated by reference herein.
The unaudited pro forma combined per share data has been derived assuming that the mergers are accounted for using the acquisition method of accounting. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 31 for more information. Accordingly, the pro forma adjustments reflect the assets and liabilities of CIT at their preliminary estimated fair values. Differences between these preliminary estimates and the final values in acquisition accounting will occur and these differences could have a material impact on the unaudited pro forma combined per share information set forth below.
The unaudited pro forma combined per share data does not purport to represent the actual results of operations that the combined company would have achieved had the mergers been completed during these periods or to project the future results of operations that the combined company may achieve after the mergers.
The unaudited pro forma combined per share equivalent data set forth below shows the effect of the mergers from the perspective of an owner of CIT common stock. The information was calculated by multiplying the unaudited pro forma combined per share data by the exchange ratio of 0.06200.
You should read the information below in conjunction with the selected consolidated historical financial data included elsewhere in this joint proxy statement/prospectus and the historical consolidated financial statements of First Citizens and CIT and related notes that have been filed with the SEC, certain of which are incorporated by reference herein. See the sections entitled “Selected Consolidated Historical Financial Data of First Citizens”, “Selected Consolidated Historical Financial Data of CIT” and “Where You Can Find More Information” beginning on pages 27, 29 and 183, respectively. The unaudited pro forma combined per share data and the unaudited pro forma combined per share equivalent data has been derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial information and related notes included in this joint proxy statement/prospectus. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 31, which is based on and should be read in conjunction with (i) the historical audited consolidated financial statements of First Citizens and the related notes included in First Citizens’ Annual Report on Form 10-K for the year ended December 31, 2019, and the unaudited consolidated financial statements contained in First Citizens’ Quarterly Report on Form 10-Q for the period ended September 30, 2020, and the financial statements in any Current Report on Form 8-K of First Citizens filed with the SEC after such Annual Report on Form 10-K and (ii) the historical audited consolidated financial statements of CIT and the related notes included in CIT’s Annual Report on Form 10-K for the year ended December 31, 2019, and the unaudited consolidated financial statements contained in CIT’s Quarterly Report on Form 10-Q for the period ended September 30, 2020, and the financial statements in any Current Report on Form 8-K of CIT that was filed with the SEC after such Annual Report on Form 10-K, each of which is incorporated by reference herein.
Comparative per share data	First Citizens Historical	CIT Historical	Pro Forma Combined
Book value per share
As of September 30, 2020	$380.43	$53.17	$524.63
As of December 31, 2019	337.38	61.37	505.85
Cash dividends paid
For the nine months ended September 30, 2020	1.20	1.05	1.20
For the year ended December 31, 2019	1.60	1.30	1.60
Basic earnings
For the nine months ended September 30, 2020	33.96	(6.54)	(14.75)
For the year ended December 31, 2019	41.05	5.30	122.35
Diluted earnings(a)
For the nine months ended September 30, 2020	33.96	(6.54)	(14.75)
For the year ended December 31, 2019	41.05	5.27	122.35
(a)	Does not include the dilutive effect of CIT restricted stock units and performance stock units that are expected to vest after the merger close which were deemed immaterial.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Some of the statements contained or incorporated by reference into this joint proxy statement/prospectus constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which First Citizens and CIT operate and beliefs of and assumptions made by First Citizens management and CIT management, involve uncertainties that could significantly affect the financial condition, results of operations, business plans and the future performance of First Citizens, CIT or the combined company.
Words such as “aim,” “anticipate,” “estimate,” “expect,” “goal,” “guidance,” “intend,” “is anticipated,” “is estimated,” “is expected,” “is intended,” “objective,” “plan,” “projected,” “projection,” “will affect,” “will be,” “will continue,” “will decrease,” “will grow,” “will impact,” “will increase,” “will incur,” “will reduce,” “will remain,” “will result,” “would be,” variations of such words or phrases (including where the word “could,” “may” or “would” is used rather than the word “will” in a phrase) and similar words and phrases indicating that the statement addresses some future result, occurrence, plan or objective are intended to identify forward-looking statements but are not the exclusive means of identifying these statements. Such forward-looking statements include, but are not limited to, statements about the strategic rationale and financial benefits of the transaction, including expected future financial and operating results and the combined company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future—including statements relating to projections of revenue, income or loss, earnings or loss per share, the payment or nonpayment of dividends, capital structure and other financial items; statements of plans and objectives of First Citizens or CIT or their management or board of directors, including those relating to products or services; and statements of future economic performance—are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained, and therefore actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements.
In addition to the factors relating to the mergers discussed under the caption “Risk Factors” beginning on page 43 and the factors previously disclosed in First Citizens’ and CIT’s reports filed with the SEC, the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements or historical performance:
•
the risk that the cost savings, any revenue synergies and other anticipated benefits of the proposed mergers may not be realized or may take longer than anticipated to be realized, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the condition of the economy and competitive factors in areas where First Citizens and CIT do business;

•	disruption to the parties’ businesses as a result of the announcement and pendency of the proposed mergers and diversion of management’s attention from ongoing business operations and opportunities;
•	the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement;
•
the risk that the integration of First Citizens’ and CIT’s operations will be materially delayed or will be more costly or difficult than expected or that First Citizens and CIT are otherwise unable to successfully integrate their businesses;

•	the failure to obtain the necessary approvals of the stockholders of First Citizens and/or CIT;
•	the outcome of any legal proceedings that may be instituted against First Citizens and/or CIT;
•
the failure to obtain required governmental approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the mergers);

•
reputational risk and potential adverse reactions of First Citizens’ and/or CIT’s customers, suppliers, employees or other business partners, including those resulting from the announcement or completion of the mergers;

•	the failure of any of the closing conditions in the merger agreement to be satisfied on a timely basis or at all;
•	delays in closing the mergers;
•	the possibility that the mergers may be more expensive to complete than anticipated, including as a result of unexpected factors or events;
•	the dilution caused by First Citizens’ issuance of additional shares of its capital stock in connection with the mergers;
•	general competitive, economic, political and market conditions;
•
other factors that may affect future results of CIT and/or First Citizens including changes in asset quality and credit risk, the inability to sustain revenue and earnings growth, changes in interest rates and capital markets, inflation, customer borrowing, repayment, investment and deposit practices, the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms; and

•	the impact of the COVID-19 pandemic on First Citizens’ and/or CIT’s businesses, the ability to complete the mergers and/or any of the other foregoing risks.
For any forward-looking statements made in this joint proxy statement/prospectus or in any documents incorporated by reference into this joint proxy statement/prospectus, First Citizens and CIT claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this joint proxy statement/prospectus or the dates of the documents incorporated by reference in this joint proxy statement/prospectus. As for the forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainties of estimates, forecasts and projections and may be better or worse than projected and such differences could be material. Given these uncertainties, we caution you not to place undue reliance on these forward-looking statements. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. Except as required by applicable law, neither First Citizens nor CIT undertakes to update these forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made.
For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please see the reports that First Citizens and CIT have filed with the SEC as described under “Where You Can Find More Information” beginning on page 183.
We expressly qualify in their entirety all forward-looking statements attributable to either of us or any person acting on our behalf by the cautionary statements contained or referred to in this joint proxy statement/prospectus.

RISK FACTORS
An investment by CIT’s stockholders in First Citizens common stock as a result of the exchange of shares of First Citizens Class A common stock for shares of CIT common stock in the mergers involves certain risks. Similarly, a decision on the part of First Citizens stockholders to approve the stock issuance proposal also involves risks for the First Citizens stockholders, who will continue to hold their shares of First Citizens common stock after the mergers. Certain material risks and uncertainties connected with the merger agreement, including the first step merger, the second step merger and bank merger, and ownership of First Citizens common stock are discussed below. In addition, First Citizens and CIT discuss certain other material risks connected with the ownership of First Citizens common stock and with First Citizens’ business, and with the ownership of CIT common stock and CIT’s business, respectively, under the caption “Risk Factors” appearing in their Annual Reports on Form 10-K most recently filed with the SEC and may include additional or updated disclosures of such material risks in its subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that each has filed with the SEC or may file with the SEC after the date of this joint proxy statement/prospectus, each of which reports is or will be incorporated by reference in this joint proxy statement/prospectus.
Holders of CIT common stock and holders of First Citizens common stock should carefully read and consider all of these risks and all other information contained in or incorporated by reference into this joint proxy statement/prospectus, including the matters addressed under the caption “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 41, in deciding whether to vote for approval of the various proposals for which they may be entitled to vote at the CIT special meeting or the First Citizens special meeting described herein. The risks described in this joint proxy statement/prospectus and in those documents incorporated by reference may adversely affect the value of First Citizens common stock that you, as an existing First Citizens stockholder, currently hold or that you, as an existing holder of CIT common stock, will hold upon consummation of the mergers, and could result in a significant decline in the value of First Citizens Class A common stock and cause the current holders of First Citizens Class A common stock and/or the holders of CIT common stock to lose all or part of their respective investments in the CIT common stock or First Citizens common stock.
Risks Relating to the Consummation of the Mergers
Because the market price of First Citizens common stock may fluctuate, holders of CIT common stock cannot be certain of the market value of the merger consideration they will receive.
In the first step merger, each share of CIT common stock issued and outstanding immediately prior to the effective time (other than certain shares held by First Citizens or CIT) will be converted into 0.06200 shares of First Citizens Class A common stock. This exchange ratio is fixed and will not be adjusted for changes in the market price of either First Citizens Class A common stock or CIT common stock. Changes in the price of First Citizens Class A common stock prior to the first step merger will affect the value that holders of CIT common stock will receive in the first step merger. Neither First Citizens nor CIT is permitted to terminate the merger agreement as a result, in and of itself, of any increase or decrease in the market price of First Citizens Class A common stock or CIT common stock.
Stock price changes may result from a variety of factors, including general market and economic conditions, impacts and disruptions resulting from the COVID-19 pandemic, changes in First Citizens’ or CIT’s businesses, operations and prospects and regulatory considerations, many of which factors are beyond First Citizens’ or CIT’s control. Therefore, at the time of the First Citizens special meeting and the CIT special meeting, holders of First Citizens Class A common stock and holders of CIT common stock will not know the market value of the consideration to be received by holders of CIT common stock at the effective time. You should obtain current market quotations for shares of First Citizens Class A common stock and for shares of CIT common stock.
First Citizens and CIT are expected to incur substantial costs related to the mergers and integration.
First Citizens and CIT have incurred and expect to incur a number of non-recurring costs related to the mergers. These costs include legal, financial advisory, accounting, consulting and other advisory fees, severance/employee benefit-related costs, public company filing fees and other regulatory fees, financial printing and other printing costs and other related costs. Some of these costs are payable by either First Citizens or CIT regardless of whether or not the mergers are completed.

The combined company is expected to incur substantial costs in connection with the related integration. There are a large number of processes, policies, procedures, operations, technologies and systems that may need to be integrated, including purchasing, accounting and finance, payroll, compliance, treasury management, branch operations, vendor management, risk management, lines of business, pricing and benefits. While CIT and First Citizens have assumed that a certain level of costs will be incurred, there are many factors beyond their control that could affect the total amount or the timing of the integration costs. Moreover, many of the costs that will be incurred are, by their nature, difficult to estimate accurately. These integration costs may result in the combined company taking charges against earnings following the completion of the mergers, and the amount and timing of such charges are uncertain at present.
The COVID-19 pandemic may delay and adversely affect the completion of the mergers.
The COVID-19 pandemic has created economic and financial disruptions that have adversely affected, and are likely to continue to adversely affect, the business, financial condition, liquidity, capital and results of operations of First Citizens and CIT. If the effects of the COVID-19 pandemic cause continued or extended decline in the economic environment and the financial results of First Citizens or CIT, or the business operations of First Citizens or CIT are disrupted as a result of the COVID-19 pandemic, efforts to complete the mergers and integrate the businesses of First Citizens and CIT may also be delayed and adversely affected. Additional time may be required to obtain the requisite regulatory approvals, and the Federal Reserve Board, the FDIC, the NCCOB and/or other regulators may impose additional requirements on First Citizens or CIT that must be satisfied prior to completion of the mergers, which could delay and adversely affect the completion of the mergers.
Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or that could have an adverse effect on the combined company following the mergers.
Before the first step merger, the second step merger and the bank merger may be completed, various approvals, consents and non-objections must be obtained from the Federal Reserve Board, the FDIC, the NCCOB and various bank regulatory, antitrust, insurance and other authorities in the United States and in foreign jurisdictions. In determining whether to grant these approvals, the regulators consider a variety of factors, including the regulatory standing of each party and the factors described under “The Mergers—Regulatory Approvals” beginning on page 126. These approvals could be delayed or not obtained at all, including due to: an adverse development in either party’s regulatory standing, or any other factors considered by regulators in granting such approvals; governmental, political or community group inquiries, investigations or opposition; changes in legislation or the political environment generally; or impacts and disruptions resulting from the COVID-19 pandemic.
The government entities from which these approvals are required may impose terms and conditions, limitations, obligations or costs, or place restrictions on the conduct of the combined company’s business or require changes to the terms of the transactions contemplated by the merger agreement. There can be no assurance that regulators will not impose any such conditions, limitations, obligations or restrictions and that such conditions, limitations, obligations or restrictions will not have the effect of delaying the completion of any of the transactions contemplated by the merger agreement, imposing additional material costs on or materially limiting the revenues of the combined company following the mergers or otherwise reduce the anticipated benefits of the mergers. In addition, there can be no assurance that any such conditions, limitations, obligations or restrictions will not result in the delay or abandonment of the mergers. Additionally, the completion of the mergers is conditioned on the absence of certain orders, injunctions or decrees by any court or regulatory agency of competent jurisdiction that would prohibit or make illegal the completion of any of the transactions contemplated by the merger agreement.
Despite the parties’ commitments to use their reasonable best efforts to respond to any request for information and resolve any objection that may be asserted by any governmental entity with respect to the merger agreement, under the terms of the merger agreement, neither First Citizens nor CIT is required to take any action or agree to any condition or restriction in connection with obtaining these approvals that would reasonably be expected to have a material adverse effect on the combined company and its subsidiaries, taken as a whole, after giving effect to the mergers. See the section entitled “The Mergers—Regulatory Approvals” beginning on page 126.

Certain of First Citizens’ and CIT’s directors and executive officers may have interests in the mergers that may differ from the interests of holders of First Citizens common stock and holders of CIT common stock.
Holders of First Citizens Class A common stock and holders of CIT common stock should be aware that some of First Citizens’ and CIT’s directors and executive officers may have interests in the mergers and have arrangements that are different from, or in addition to, those of holders of First Citizens common stock and holders of CIT common stock generally. These interests and arrangements may create potential conflicts of interest. The First Citizens and CIT boards of directors were aware of these respective interests and considered these interests, among other matters, when making their decisions to approve the issuance of shares of First Citizens Class A common stock or the merger agreement, as applicable, and in recommending that stockholders vote to approve the issuance of shares of First Citizens Class A common stock or the merger agreement, as applicable. For a more complete description of these interests, please see the section entitled “The Mergers—Interests of First Citizens’ Directors and Executive Officers in the Mergers” beginning on page 120 and “The Mergers—Interests of CIT’s Directors and Executive Officers in the Mergers” beginning on page 121.
Termination of the merger agreement could negatively affect First Citizens or CIT.
If the mergers are not completed for any reason, including as a result of First Citizens stockholders failing to approve the First Citizens stock issuance proposal or CIT stockholders failing to approve the CIT merger proposal, there may be various adverse consequences and First Citizens and/or CIT may experience negative reactions from the financial markets and from their respective customers and employees. For example, First Citizens’ or CIT’s businesses may have been affected adversely by the failure to pursue other beneficial opportunities due to the focus of management on the mergers, without realizing any of the anticipated benefits of completing the mergers. Additionally, if the merger agreement is terminated, the market price of First Citizens’ or CIT’s common stock could decline to the extent that the current market prices reflect a market assumption that the mergers will be completed. If the merger agreement is terminated under certain circumstances, either First Citizens or CIT may be required to pay a termination fee of $64 million to the other party.
Additionally, each of First Citizens and CIT has incurred and will incur substantial expenses in connection with the negotiation and completion of the transactions contemplated by the merger agreement, including certain outside consulting costs relating to integration preparation, as well as the costs and expenses of filing, printing and mailing this joint proxy statement/prospectus, and all filing and other fees paid to the SEC in connection with the mergers. If the mergers are not completed, First Citizens and CIT would have to pay these expenses without realizing the expected benefits of the mergers.
First Citizens and CIT have not obtained updated fairness opinions from their respective financial advisors reflecting changes in circumstances that may have occurred since the signing of the merger agreement.
First Citizens and CIT have not obtained updated fairness opinions either as of the date of this joint proxy statement/prospectus or as of any other date subsequent to the dates of such opinions from their respective financial advisors. Changes in the operations and prospects of First Citizens or CIT, general market and economic conditions and other factors which may be beyond the control of First Citizens and CIT, and on which the fairness opinions were based, may have altered the value of First Citizens or CIT or the prices of shares of First Citizens Class A common stock and shares of CIT common stock as of the date of this joint proxy statement/prospectus, or may alter such values and prices by the time the merger is completed. The opinions do not speak as of any date other than the dates of those opinions.
The shares of First Citizens Class A common stock to be received by holders of CIT common stock as a result of the first step merger will have different rights from the shares of CIT common stock.
In the first step merger, holders of CIT common stock will become holders of First Citizens Class A common stock and their rights as stockholders will be governed by Delaware law and the governing documents of the combined company. The rights associated with First Citizens Class A common stock are different from the rights associated with CIT common stock. See the section entitled “Comparison of Stockholders’ Rights” beginning on page 166 for a discussion of the different rights associated with First Citizens Class A common stock.

Holders of First Citizens common stock and CIT common stock will have a reduced ownership and voting interest in the combined company after the mergers and will exercise less influence over management.
Holders of First Citizens common stock and CIT common stock currently have the right to vote in the election of the board of directors and on other matters affecting First Citizens and CIT, respectively. When the mergers are completed, each holder of CIT common stock who receives shares of First Citizens Class A common stock will become a holder of First Citizens Class A common stock of the combined company, with a percentage ownership of the combined company that is smaller than the holder’s percentage ownership of CIT. Based on the number of shares of First Citizens and CIT common stock outstanding as of the close of business on December 18, 2020, the last date before the date of this joint proxy statement/prospectus for which it was practicable to obtain this information, and based on the number of shares of First Citizens common stock expected to be issued in the first step merger, the current holders of CIT common stock, as a group, are estimated to own approximately 39% of the fully diluted shares of the combined company immediately after the mergers and current holders of First Citizens common stock as a group are estimated to own approximately 61% of the fully diluted shares of the combined company immediately after the mergers. Because of this, holders of CIT common stock may have less influence on the management and policies of the combined company than they now have on the management and policies of CIT, and holders of First Citizens common stock may have less influence on the management and policies of the combined company than they now have on the management and policies of First Citizens.
Combining First Citizens and CIT may be more difficult, costly or time consuming than expected and First Citizens and CIT may fail to realize the anticipated benefits of the mergers.
The success of the mergers will depend, in part, on the ability to realize the anticipated cost savings from combining the businesses of First Citizens and CIT. To realize the anticipated benefits and cost savings from the mergers, First Citizens and CIT must successfully integrate and combine their businesses in a manner that permits those cost savings to be realized. If First Citizens and CIT are not able to successfully achieve these objectives, the anticipated benefits of the mergers may not be realized fully or at all or may take longer to realize than expected. In addition, the actual cost savings and anticipated benefits of the mergers could be less than anticipated, and integration may result in additional unforeseen expenses. In particular, the impacts of the COVID-19 pandemic may make it more costly or more difficult to effect the integration of the businesses of First Citizens and CIT, which, in turn, may make it more difficult for the combined company to realize anticipated synergies or cost savings in the amounts estimated or in the time frame contemplated or at all.
First Citizens and CIT have operated and, until the completion of the mergers, must continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the companies’ ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits and cost savings of the mergers. Integration efforts between the two companies may also divert management attention and resources. These integration matters could have an adverse effect on each of First Citizens and CIT during this transition period and for an undetermined period after completion of the mergers on the combined company. Furthermore, integration related to this transaction could be more difficult due to the potential overlapping integration of MOB, which CIT acquired in January 2020.
The issuance of shares of First Citizens Class A common stock pursuant to the merger agreement may adversely affect the market price of First Citizens Class A common stock.
In connection with the payment of the merger consideration, First Citizens expects to issue approximately 6.2 million shares of First Citizens Class A common stock to CIT stockholders. The issuance of these new shares of First Citizens Class A common stock may result in fluctuations in the market price of First Citizens common stock, including a stock price decrease.
Holders of First Citizens common stock and holders of CIT common stock will not have appraisal rights or dissenters’ rights in the first step merger.
Appraisal rights (also known as dissenters’ rights) are statutory rights that, if applicable under law, enable stockholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction.

Under Section 262 of the DGCL, the holders of First Citizens common stock will not be entitled to appraisal or dissenters’ rights in connection with the first step merger if, on the record date for the First Citizens special meeting, First Citizens’ shares are listed on a national securities exchange or held of record by more than two thousand (2,000) stockholders, holders of First Citizens common stock are not required to accept as consideration for their shares any consideration that is different from the consideration to be provided to any other holder of First Citizens common stock, other than cash instead of fractional shares, and holders of First Citizens common stock are not required to accept as consideration for their shares anything other than the shares of a domestic entity which immediately after the effective date of the first step merger are either listed on a national securities exchange or held of record by more than two thousand (2,000) stockholders, cash paid in lieu of fractional shares or any combination of the foregoing. First Citizens Class A common stock is currently listed on Nasdaq, a national securities exchange, and is expected to continue to be so listed on the record date for the First Citizens special meeting. If the first step merger is completed, holders of First Citizens Class A common stock will not receive any consideration, and their shares of First Citizens Class A common stock will remain outstanding and will constitute shares of the combined company, which shares are expected to continue to be listed on Nasdaq at the effective time. Accordingly, holders of First Citizens common stock are not entitled to any appraisal or dissenters’ rights in connection with the first step merger.
Under Section 262 of the DGCL, the holders of CIT common stock will not be entitled to appraisal or dissenters’ rights in connection with the first step merger if, on the record date for the CIT special meeting, CIT’s shares are listed on a national securities exchange or held of record by more than two thousand (2,000) stockholders, and holders of CIT common stock are not required to accept as consideration for their shares anything other than the shares of the combined company, shares of another corporation which at the effective date of the first step merger are either listed on a national securities exchange or held of record by more than two thousand (2,000) stockholders, cash paid in lieu of fractional shares or any combination of the foregoing. CIT common stock is currently listed on the NYSE, a national securities exchange, and is expected to continue to be so listed on the record date for the CIT special meeting. In addition, the holders of CIT common stock will receive shares of First Citizens Class A common stock as consideration in the first step merger, which shares are currently listed on Nasdaq, and are expected to continue to be so listed at the effective time. Accordingly, the holders of CIT common stock are not entitled to any appraisal or dissenters’ rights in connection with the first step merger.
Stockholder litigation could prevent or delay the closing of the mergers or otherwise negatively affect the business and operations of First Citizens and CIT.
In connection with the mergers, six purported holders of CIT common stock filed substantially similar complaints against CIT and the members of the CIT board of directors in the United States District Courts for the Southern District of New York, the District of Delaware, and the District of New Jersey. One of the suits also names as defendants First Citizens, First Citizens Bank, and Merger Sub. Among other remedies, the plaintiffs seek to enjoin the mergers.
The outcome of the pending and any additional future litigation is uncertain. If any case is not resolved, the lawsuit(s) could prevent or delay completion of the mergers and result in substantial costs to First Citizens and CIT, including any costs associated with the indemnification of directors and officers. One of the conditions to the closing of the mergers is that no order, injunction, or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the first step merger, the second step merger or the bank merger shall be in effect. As such, if plaintiffs are successful in obtaining an injunction prohibiting the completion of the first step merger, the second step merger or the bank merger on the agreed-upon terms, then such injunction may prevent the mergers from being completed, or from being completed within the expected timeframe. Other potential plaintiffs may file additional lawsuits against First Citizens, CIT and/or the directors and officers of either company in connection with the mergers. The defense or settlement of any lawsuit or claim that remains unresolved at the time of the completion of the mergers may adversely affect the combined company’s business, financial condition, results of operations and cash flows. See “The Mergers—Litigation Relating to the Mergers” beginning on page 130.

The merger agreement limits First Citizens’ and CIT’s respective ability to pursue alternatives to the mergers and may discourage other companies from trying to acquire First Citizens or CIT.
The merger agreement contains “no shop” covenants that restrict each of First Citizens’ and CIT’s ability to, directly or indirectly, initiate, solicit, knowingly encourage or knowingly facilitate any inquiries or proposals with respect to any acquisition proposal, engage or participate in any negotiations with any person concerning any acquisition proposal, provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to any acquisition proposal, subject to certain exceptions, or, unless the merger agreement has been terminated in accordance with its terms, approve or enter into any term sheet, letter of intent, commitment, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement in connection with or relating to any acquisition proposal.
The merger agreement further provides that, during the 12-month period following the termination of the merger agreement under specified circumstances, including the entry into a definitive agreement or consummation of a transaction with respect to an alternative acquisition proposal, First Citizens or CIT may be required to pay to the other party a cash termination fee equal to $64 million. See the section entitled “The Merger Agreement—Termination Fee” beginning on page 146.
These provisions could discourage a potential third-party acquirer that might have an interest in acquiring all or a significant portion of First Citizens or CIT from considering or proposing that acquisition.
The merger agreement subjects First Citizens and CIT to certain restrictions on their respective business activities prior to the effective time.
The merger agreement subjects First Citizens and CIT to certain restrictions on their respective business activities prior to the effective time. The merger agreement obligates each of First Citizens and CIT to, and to cause each of its subsidiaries to, subject to certain specified exceptions, conduct its business in the ordinary course in all material respects and use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships and to take no action that would reasonably be expected to adversely affect or delay the ability of either party to obtain any necessary regulatory or governmental approvals. These restrictions could prevent First Citizens and CIT from pursuing certain business opportunities that arise prior to the effective time and are outside the ordinary course of business. See the section entitled “The Merger Agreement—Covenants and Agreements—Conduct of Businesses Prior to the Completion of the Mergers” beginning on page 136.
First Citizens and CIT will be subject to business uncertainties and contractual restrictions while the mergers are pending.
Uncertainty about the effect of the mergers on employees and customers may have an adverse effect on First Citizens and CIT. These uncertainties may impair First Citizens’ or CIT’s ability to attract, retain and motivate key personnel until the mergers are completed, and could cause customers and others that deal with First Citizens or CIT to seek to change existing business relationships with First Citizens or CIT. In addition, subject to certain exceptions, First Citizens and CIT have agreed to operate their respective businesses in the ordinary course prior to closing. See the section entitled “The Merger Agreement—Covenants and Agreements” beginning on page 136 for a description of the restrictive covenants applicable to First Citizens and CIT.
Risks Relating to the Combined Company
The market price of First Citizens Class A common stock after the mergers may be affected by factors different from those affecting the shares of CIT common stock or First Citizens Class A common stock currently.
In the mergers, holders of CIT common stock will become holders of First Citizens Class A common stock. First Citizens’ business differs from that of CIT. Accordingly, the results of operations of the combined company and the market price of First Citizens Class A common stock after the completion of the mergers may be affected by factors different from those currently affecting the independent results of operations of each of First Citizens and CIT. For a discussion of the businesses of First Citizens and CIT and of certain factors to consider in connection with those businesses, see the documents incorporated by reference in this joint proxy statement/prospectus and referred to under “Where You Can Find More Information” beginning on page 183.

The future results of the combined company following the mergers may suffer if the combined company does not effectively manage its expanded operations.
Following the mergers, the size of the business of the combined company will increase significantly beyond the current size of either First Citizens’ or CIT’s business. The combined company’s future success will depend, in part, upon its ability to manage this expanded business, which may pose challenges for management, including challenges related to the management and monitoring of new operations and associated increased costs and complexity. The combined company may also face increased scrutiny from governmental authorities as a result of the significant increase in the size of its business and will be subject to additional regulatory requirements applicable to banking organizations with total assets of more than $100 million. There can be no assurances that the combined company will be successful or that it will realize the expected operating efficiencies, cost savings, revenue enhancements or other benefits currently anticipated from the mergers.
The combined company may be unable to retain First Citizens or CIT personnel successfully after the mergers are completed.
The success of the mergers will depend in part on the combined company’s ability to retain the talents and dedication of key employees currently employed by First Citizens and CIT. It is possible that these employees may decide not to remain with First Citizens or CIT, as applicable, while the mergers are pending or with the combined company after the mergers are consummated. If First Citizens and CIT are unable to retain key employees, including management, who are critical to the successful integration and future operations of the companies, First Citizens and CIT could face disruptions in their operations, loss of existing customers, loss of key information, expertise or know-how and unanticipated additional recruitment costs. In addition, if key employees terminate their employment, the combined company’s business activities may be adversely affected and management’s attention may be diverted from successfully integrating First Citizens and CIT to hiring suitable replacements, all of which may cause the combined company’s business to suffer. In addition, First Citizens and CIT may not be able to locate or retain suitable replacements for any key employees who leave either company. For more information, see the section entitled “Governance of the Combined Company After the Mergers” beginning on page 125.
The unaudited pro forma combined financial information included in this joint proxy statement/prospectus are preliminary and the actual financial condition and results of operations of the combined company after the mergers may differ materially.
The unaudited pro forma combined financial information in this joint proxy statement/prospectus are presented for illustrative purposes only and are not necessarily indicative of what the combined company’s actual financial condition or results of operations would have been had the mergers been completed on the dates indicated. The unaudited pro forma combined financial information reflect adjustments, which are based upon preliminary estimates, to record the CIT identifiable assets acquired and liabilities assumed at fair value and the resulting goodwill recognized. The fair value estimates reflected in this joint proxy statement/prospectus is preliminary, and final amounts will be based upon the actual consideration and the fair value of the assets and liabilities of CIT as of the date of the completion of the mergers. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this joint proxy statement/prospectus. For more information, see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 31.
In connection with the mergers, First Citizens will assume certain of CIT’s outstanding debt obligations and preferred stock, and the combined company’s level of indebtedness following the completion of the mergers could adversely affect the combined company’s ability to raise additional capital and to meet its obligations under its existing indebtedness.
In connection with the mergers, First Citizens will assume certain of CIT’s outstanding indebtedness and CIT’s obligations related to its outstanding preferred stock. Such indebtedness includes (i) various series of CIT’s outstanding senior notes totaling $3,924.0 million, as of September 30, 2020, (ii) CIT’s subordinated notes issued on March 9, 2018 and November 13, 2018 totaling $494.7 million as of September 30, 2020; and (iii) CIT Bank’s senior unsecured fixed-to-floating rate notes due 2025, totaling $312.9 million as of September 30, 2020.

First Citizens’ existing debt, together with any future incurrence of additional indebtedness, and the assumption of CIT’s outstanding notes and preferred stock, could have important consequences for the combined company’s creditors and the combined company’s stockholders. For example, it could:
•	limit the combined company’s ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes;
•	restrict the combined company from making strategic acquisitions or cause the combined company to make non-strategic divestitures;
•	restrict the combined company from paying dividends to its stockholders;
•	increase the combined company’s vulnerability to general economic and industry conditions; and
•
require a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on the combined company’s indebtedness and dividends on the preferred stock, thereby reducing the combined company’s ability to use cash flows to fund its operations, capital expenditures and future business opportunities.

Following completion of the mergers, holders of First Citizens common stock will continue to be subject to the prior dividend and liquidation rights of the holders of the First Citizens series A preferred stock, and will also be subject to the prior dividend and liquidation rights of the holders of the First Citizens series B preferred stock and First Citizens series C preferred stock that First Citizens will issue upon completion of the first step merger. The holders of the shares of CIT series A preferred stock and CIT series B preferred stock, which will be converted into First Citizens series B preferred stock and First Citizens series C preferred stock, respectively, as well as the holders of First Citizens series A preferred stock and any shares of First Citizens preferred stock that First Citizens may issue in the future, would receive, upon the combined company’s voluntary or involuntary liquidation, dissolution or winding up, before any payment is made to holders of First Citizens common stock, their liquidation preferences as well as any declared and unpaid distributions. These payments would reduce the remaining amount of the combined company’s assets, if any, available for distribution to holders of its common stock. As of the date of this joint proxy statement/prospectus, First Citizens had 345,000 shares of First Citizens series A preferred stock outstanding, represented by an aggregate of 13,800,000 depositary shares, each representing a 1/40th interest in a share of First Citizens series A preferred stock.
First Citizens currently expects that, upon completion of the mergers, the combined company’s total consolidated assets, based on a four quarter trailing average, will exceed $100 billion and, as a result, the combined company will be subject to increased regulatory requirements, which could materially and adversely affect the combined company.
Upon completion of the mergers, the combined company’s total consolidated assets are expected to exceed $100 billion, and the combined company will therefore become subject to increased regulatory requirements. Under the Dodd-Frank Wall Street Reform and Consumer Protection Act, as amended by the Economic Growth, Regulatory Relief and Consumer Protection Act of 2018 (“Economic Growth Act”), the Federal Reserve Board has the discretion to apply enhanced prudential standards on a tailored basis to bank holding companies with total consolidated assets of $100 billion or more. In November 2019, the Federal Reserve Board along with the FDIC and the OCC adopted a framework for the applicability of enhanced prudential standards for banking organizations with total consolidated assets of $100 billion or more and their subsidiary banks.
Under this framework, banking organizations are grouped into one of four categories for the applicability of enhanced prudential standards, based on total asset size and certain risk-based factors: nonbank assets, weighted short-term wholesale funding, off-balance sheet exposure, and cross-jurisdictional activities. Category I standards are applicable to U.S. global systemically important banks (“GSIBs”), and GSIBs are subject to the most stringent of enhanced prudential standards (including additional capital and liquidity buffers like the enhanced supplementary leverage ratio rule, and the total loss absorbing capacity rule). Category IV banking organizations are those with between $100 billion and $250 billion in total consolidated assets, and less than $75 billion in nonbank assets, weighted short-term wholesale funding off-balance sheet exposure, and cross-jurisdictional activities. Category IV banking organizations are subject to the least stringent enhanced prudential standards but are required to comply with certain additional requirements not applicable to smaller banking organizations. Category IV banking organizations are subject to additional reporting obligations related to the risk-based factors, liquidity management standards, supervisory stress testing and annual capital plan submissions (which impact the ability of a banking organization to issue dividends, repurchase stock or make other capital distributions), enhanced enterprise risk management and risk committee standards commensurate with the size, risk profile and activities of the organization, and liquidity management standards. The Federal Reserve Board retains the authority to apply any enhanced prudential standards to a bank holding company with $100 billion or more in total consolidated assets for safety and soundness purposes, notwithstanding the framework of applicability included in the Federal Reserve Board’s regulations.
As a banking organization with between $100 billion and $250 billion in total consolidated assets, First Citizens expects that it will be treated as a Category IV banking organization after acquiring and combining with CIT. As a Category IV banking organization, First Citizens expects to be subject to supervisory stress testing by the Federal Reserve Board on a two-year cycle under the Comprehensive Capital Analysis and Review (“CCAR”) and be required to submit a capital plan annually. First Citizens will also be subject to additional reporting obligations related to the risk-based factors and tailored enhanced risk management standards, and thus plans to enhance its enterprise risk management structure to be commensurate with the size, activities, and risk profile of the combined organization after the mergers. First Citizens will be required to conduct quarterly internal liquidity stress tests, and be subject to liquidity risk management standards.
Based on the Federal Reserve Board’s rules implementing the tailored framework, First Citizens would become subject to the enhanced prudential standards for a Category IV banking organization the first day of the following quarter after reporting in excess of $100 billion total consolidated assets for four previous quarters. Assuming that the mergers are consummated in the second quarter of 2021, First Citizens Bank expects that it will be subject to enhanced prudential standards applicable to Category IV banking organizations starting on the first day of the third quarter of 2022.
Other enhanced requirements that are not tied to total asset size but are expected by First Citizens with significant growth in activities include those related to the Volcker Rule.
The enhanced compliance requirements for a banking organization with more than $100 billion in total consolidated assets will cause First Citizens to incur increased compliance costs in terms of staff, technology and third party service providers on an ongoing basis, and will increase the risk of supervisory criticism for ongoing compliance with these requirements, any of which could have a material adverse effect on First Citizens’ business, financial condition or results of operations.
General Risk Factors
The combined company’s effective tax rate may change in the future, which could adversely impact the combined company.
U.S. tax legislation enacted in 2017 significantly changed the U.S. federal income taxation of U.S. corporations, including by reducing the U.S. corporate income tax rate, limiting interest deductions and certain deductions for executive compensation, permitting immediate expensing of certain capital expenditures, revising the rules governing net operating losses, and introducing new anti-base erosion provisions. The legislation remains unclear in many respects and continues to be subject to potential amendments and technical corrections. The United States Treasury Department and the Internal Revenue Service have issued significant guidance since the legislation was enacted, interpreting the legislation and clarifying some of the uncertainties, and are continuing to issue new guidance. There are still significant aspects of the legislation for which further guidance is expected, and both the timing and contents of any such future guidance are uncertain.
Further, changes to the U.S. federal income tax laws are proposed regularly and there can be no assurance that, if enacted, any such changes would not have an adverse impact on First Citizens, CIT or the combined company. For example, President-elect Biden has suggested the reversal or modification of some portions of the 2017 U.S. tax legislation and certain of these proposals, if enacted, could result in a higher U.S. corporate income tax rate than is currently in effect and thereby increase the effective tax rate of First Citizens, CIT and the combined company. There can be no assurance that any such proposed changes will be introduced as legislation, or if they are introduced if they would be enacted, and if enacted what form they would take. Such changes could potentially have retroactive effect.

In light of these factors, there can be no assurance that the effective income tax rate of the combined company will not change in future periods. If the effective tax rate were to increase as a result of the future legislation, the combined company’s business could be adversely affected.
The COVID-19 pandemic’s impact on the combined company’s business and operations is uncertain.
The extent to which the COVID-19 pandemic will negatively affect the business, financial condition, liquidity, capital and results of operations of the combined company will depend on future developments, which are highly uncertain and cannot be predicted, including the scope and duration of the pandemic, the direct and indirect impact of the pandemic on employees, clients, counterparties and service providers, as well as other market participants, and actions taken by governmental authorities and other third parties in response to the pandemic. Given the ongoing and dynamic nature of the circumstances, it is difficult to predict the impact of the COVID-19 pandemic on the combined company’s business, and there is no guarantee that efforts by the combined company to address the adverse impacts of the COVID-19 pandemic will be effective.
Additional Risks Relating to First Citizens’ Business
You should read and consider risk factors specific to First Citizens’ business that will also affect the combined company after the mergers. These risks are described in the sections entitled “Risk Factors” in First Citizens’ Annual Report on Form 10-K for the year ended December 31, 2019, in First Citizens’ Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2020, June 30, 2020 and September 30, 2020, and in other documents incorporated by reference into this joint proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” beginning on page 183 of this joint proxy statement/prospectus for the location of information incorporated by reference into this joint proxy statement/prospectus.
Additional Risks Relating to CIT’s Business
You should read and consider risk factors specific to CIT’s business that will also affect the combined company after the mergers. These risks are described in the sections entitled “Risk Factors” in CIT’s Annual Report on Form 10-K for the year ended December 31, 2019, in CIT’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2020, June 30, 2020 and September 30, 2020, and in other documents incorporated by reference into this joint proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” beginning on page 183 of this joint proxy statement/prospectus for the location of information incorporated by reference into this joint proxy statement/prospectus.

THE FIRST CITIZENS SPECIAL MEETING
This section contains information for holders of First Citizens common stock about the special meeting that First Citizens has called to allow holders of First Citizens common stock to consider and vote on the issuance of First Citizens Class A common stock and other related matters. This joint proxy statement/prospectus is accompanied by a notice of the special meeting of holders of First Citizens common stock and a form of proxy card that the First Citizens board of directors is soliciting for use by the holders of First Citizens common stock at the special meeting and at any adjournments or postponements of the special meeting.
Date, Time and Place of the Meeting
The First Citizens special meeting will be held virtually on February 9, 2021 at the following website: www.virtualshareholdermeeting.com/FIZN2021, at 10:00 a.m. local time.
Matters to Be Considered
At the First Citizens special meeting, holders of First Citizens common stock will be asked to consider and vote upon the following proposals:
•	the First Citizens stock issuance proposal; and
•	the First Citizens adjournment proposal.
Recommendation of First Citizens’ Board of Directors
The First Citizens board of directors unanimously recommends that you vote “FOR” the stock issuance proposal and “FOR” the First Citizens adjournment proposal. See “The Mergers—First Citizens’ Reasons for the Mergers; Recommendation of First Citizens’ Board of Directors” beginning on page 77 for a more detailed discussion of the First Citizens board of directors’ recommendation.
Record Date and Quorum
The First Citizens board of directors has fixed the close of business on December 30, 2020 as the record date for determination of holders of First Citizens common stock entitled to notice of and to vote at the First Citizens special meeting. As of December 18, 2020, the last date before the date of this joint proxy statement/prospectus for which it was practicable to obtain this information, there were 8,811,220 shares of First Citizens Class A common stock outstanding and 1,005,185 shares of First Citizens Class B common stock outstanding.
Holders of a majority of the shares of First Citizens Class A common stock and Class B common stock issued and outstanding on the record date and entitled to vote at the First Citizens special meeting must be present to constitute a quorum at the First Citizens special meeting. If you fail to submit a proxy or to vote at the First Citizens special meeting, your shares of First Citizens common stock will not be counted towards a quorum. Abstentions are considered present for purposes of establishing a quorum.
Under First Citizens’ bylaws, if a quorum is not present at the First Citizens special meeting, the holders of a majority of the votes entitled to be cast by the holders of First Citizens common stock at the First Citizens special meeting may adjourn the First Citizens special meeting without notice other than announcement at the First Citizens special meeting, until a quorum is present or represented.
At the First Citizens special meeting, each share of First Citizens Class A common stock is entitled to one (1) vote and each share of First Citizens Class B common stock is entitled to sixteen (16) votes on all matters properly submitted to holders of First Citizens common stock.
As of December 18, 2020, the last date before the date of this joint proxy statement/prospectus for which it was practicable to obtain this information, First Citizens directors and executive officers and their affiliates owned and were entitled to vote approximately 2,134,035 shares of First Citizens common stock, representing approximately 21.74% of the outstanding shares of First Citizens common stock. In addition, Mr. Frank B. Holding, Jr., Ms. Hope H. Bryant, Mr. Peter M. Bristow and Mrs. Claire H. Bristow held shares of First Citizens Class A common stock and First Citizens Class B common stock that represented approximately 29.52% of the total voting power of First Citizens common stock as of the close of business on December 18, 2020, the last date before the date of this joint proxy statement/prospectus for which it was practicable to obtain this information. Each of Mr. Frank B. Holding, Jr., Ms. Hope H. Bryant, Mr. Peter M. Bristow and Mrs. Claire H. Bristow has entered into a voting agreement with CIT, solely in their respective capacity as a stockholder of First Citizens and not, where applicable, as members of First Citizens’ board of directors, pursuant to which each has agreed, among other things, to vote in favor of the First Citizens stock issuance proposal and the First Citizens adjournment proposal, as well as certain other customary restrictions with respect to the voting of their respective shares of First Citizens common stock. We currently expect the other eight (8) members of First Citizens’ board of directors and its executive officers will vote their shares in favor of the First Citizens stock issuance proposal and the other proposals to be considered at the First Citizens special meeting, although none of them has entered into any agreements obligating them to do so.
Broker Non-Votes
A broker non-vote occurs when a bank, broker, trustee or other nominee is not permitted to vote on a “non-routine” matter without instructions from the beneficial owner of the shares and the beneficial owner fails to provide the bank, broker, trustee or other nominee with such instructions. Broker non-votes only count toward a quorum if at least one proposal is presented with respect to which the bank, broker, trustee or other nominee has discretionary authority. It is expected that all proposals to be voted on at the First Citizens special meeting will be “non-routine” matters, and, as such, broker non-votes, if any, will not be counted as present and entitled to vote for purposes of determining a quorum at the First Citizens special meeting. If your bank, broker, trustee or other nominee holds your shares of First Citizens common stock in “street name,” such entity will vote your shares of First Citizens common stock only if you provide instructions on how to vote by complying with the voter instruction form sent to you by your bank, broker, trustee or other nominee with this joint proxy statement/prospectus.
Vote Required; Treatment of Abstentions, Broker Non-Votes and Failure to Vote
First Citizens stock issuance proposal:
•
Vote required: Under applicable Nasdaq Listing Rules, approval of the First Citizens stock issuance proposal requires the affirmative vote of a majority of the total votes cast by the holders of First Citizens common stock at the First Citizens special meeting.

•
Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote at the First Citizens special meeting or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the First Citizens stock issuance proposal, you will not be deemed to have cast a vote with respect to the First Citizens stock issuance proposal and it will have no effect on the First Citizens stock issuance proposal.

First Citizens adjournment proposal:
•
Vote required: Approval of the First Citizens adjournment proposal requires the affirmative vote of a majority of the total votes cast by the holders of First Citizens common stock at the First Citizens special meeting.

•
Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote at the First Citizens special meeting or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the First Citizens adjournment proposal, you will not be deemed to have cast a vote with respect to the First Citizens adjournment proposal and it will have no effect on the First Citizens adjournment proposal.

Attending the Special Meeting
Your proxy card is your admission ticket. To participate, vote or ask questions at the First Citizens special meeting, stockholders will need to enter the control number found on the proxy card to log in to www.virtualshareholdermeeting.com/FIZN2021. Technical assistance will be available for stockholders who experience an issue accessing the meeting. Contact information for technical support will appear on the virtual meeting website prior to the start of the meeting. If you want to vote your First Citizens common stock held in nominee name in person, you must get a “legal proxy” in your name from the bank, broker, trustee or other nominee that holds your shares. The use of cameras, sound recording equipment, communications devices or any similar equipment during the First Citizens special meeting is prohibited without First Citizens’ express written consent.
Proxies
A holder of First Citizens common stock may vote at the First Citizens special meeting. If you hold your shares of First Citizens common stock in your name as a holder of record, to submit a proxy, you, as a holder of First Citizens common stock, may use one of the following methods:
•	By telephone: by calling the toll-free number indicated on the accompanying proxy card and following the recorded instructions.
•	Through the Internet: by visiting the website indicated on the accompanying proxy card and following the instructions.
•	By mail: by completing and returning the accompanying proxy card in the enclosed postage-paid envelope. The envelope requires no additional postage if mailed in the United States.
If you intend to submit your proxy by telephone or via the Internet, you must do so by 11:59 p.m. on the day before the First Citizens special meeting. If you intend to submit your proxy by mail, your completed proxy card must be received prior to the First Citizens special meeting.
First Citizens requests that holders of First Citizens common stock vote by telephone, over the Internet or by completing and signing the accompanying proxy card and returning it to First Citizens as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy card is returned properly executed, the shares of First Citizens common stock represented by it will be voted at the First Citizens special meeting in accordance with the instructions contained on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” the First Citizens stock issuance proposal and “FOR” the First Citizens adjournment proposal.
If a holder’s shares are held in “street name” by a bank, broker, trustee or other nominee, the holder should check the voting form used by that firm to determine whether the holder may vote by telephone or the Internet.
Every vote is important. Accordingly, you should sign, date and return the enclosed proxy card, or vote via the Internet or by telephone, whether or not you plan to attend the First Citizens special meeting. Sending in your proxy card or voting by telephone or on the Internet will not prevent you from voting your shares personally at the meeting because you may subsequently revoke your proxy.
Shares Held in Street Name
If your shares are held in “street name” through a bank, broker, trustee or other nominee, you must instruct the bank, broker, trustee or other nominee on how to vote your shares. Your bank, broker, trustee or other nominee will vote your shares only if you provide specific instructions on how to vote by following the instructions provided to you by your bank, broker, trustee or other nominee.
You may not vote shares held in a brokerage or other account in “street name” by returning a proxy card directly to First Citizens or by voting at the First Citizens special meeting unless you provide a signed “legal proxy” giving you the right to vote the shares, which you must obtain from your bank, broker, trustee or other nominee. If you choose to vote your shares in street name at the First Citizens special meeting, please bring that signed legal proxy along with proof of identification.
Further, banks, brokers, trustees or other nominees who hold shares of First Citizens common stock on behalf of their customers may not give a proxy to First Citizens to vote those shares with respect to any non-routine matters without specific instructions from you, as banks, brokers, trustees and other nominees do not have discretionary voting power on any non-routine matters that will be voted upon at the First Citizens special meeting, including the First Citizens stock issuance proposal and the First Citizens adjournment proposal.

Revocability of Proxies
If you are a holder of First Citizens common stock of record, you may revoke your proxy at any time before it is voted by:
•	submitting a written notice of revocation to First Citizens’ corporate secretary;
•	granting a subsequently dated proxy;
•	voting by telephone or the Internet at a later time, before 11:59 p.m. on the day before the First Citizens special meeting; or
•	attending virtually and voting at the First Citizens special meeting.
If you hold your shares of First Citizens common stock through a bank, broker, trustee or other nominee, you should contact your bank, broker, trustee or other nominee to change your vote.
Attendance at the First Citizens special meeting will not in and of itself constitute revocation of a proxy. A revocation or later-dated proxy received by First Citizens after the vote will not affect the vote. First Citizens’ corporate secretary’s mailing address is: First Citizens BancShares, Inc., 4300 Six Forks Road, Raleigh, North Carolina 27609, (919) 716-7000, Attention: Corporate Secretary. If the First Citizens special meeting is postponed or adjourned, it will not affect the ability of holders of First Citizens common stock of record as of the record date to exercise their voting rights or to revoke any previously-granted proxy using the methods described above.
Delivery of Proxy Materials
As permitted by applicable law, only one (1) copy of this joint proxy statement/prospectus is being delivered to holders of First Citizens common stock residing at the same address, unless such holders of First Citizens common stock have notified First Citizens of their desire to receive multiple copies of the joint proxy statement/prospectus.
If you hold shares of both First Citizens common stock and CIT common stock, you will receive two (2) separate packages of proxy materials.
First Citizens will promptly deliver, upon oral or written request, a separate copy of the joint proxy statement/prospectus to any holder of First Citizens common stock residing at an address to which only one (1) copy of such document was mailed. Requests for additional copies should be directed to Tom Heath, First Citizens’ Director of Investor Relations at (919) 716-7000 or First Citizens’ proxy solicitor, Alliance Advisors, LLC, at the following address, e-mail address or toll-free phone number: 200 Broadacres Drive, 3rd Floor, Bloomfield, New Jersey 07003, pcasey@allianceadvisors.com, (833) 670-0697.
Solicitation of Proxies
First Citizens and CIT will share equally the expenses incurred in connection with the printing and mailing of this joint proxy statement/prospectus. To assist in the solicitation of proxies, First Citizens has retained Alliance Advisors, LLC, for a fee of $6,000 plus reimbursement of out-of-pocket expenses for their services. First Citizens and its proxy solicitor may also request banks, brokers, trustees and other intermediaries holding shares of First Citizens common stock beneficially owned by others to send this joint proxy statement/prospectus to, and obtain proxies from, the beneficial owners and may reimburse such record holders for their reasonable out-of-pocket expenses in so doing. Solicitation of proxies by mail may be supplemented by telephone and other electronic means, advertisements and personal solicitation by the directors, officers or employees of First Citizens. No additional compensation will be paid to First Citizens’ directors, officers or employees for solicitation.
Other Matters to Come Before the First Citizens Special Meeting
First Citizens management knows of no other business to be presented at the First Citizens special meeting, but if any other matters are properly presented to the meeting or any adjournments thereof, the persons named in the proxies will vote upon them in accordance with the board of directors’ recommendations.

Assistance
If you need assistance in completing your proxy card, have questions regarding First Citizens’ special meeting or would like additional copies of this joint proxy statement/prospectus, please contact Tom Heath, First Citizens’ Director of Investor Relations at (919) 716-7000 or First Citizens’ proxy solicitor, Alliance Advisors, LLC, at the following address, e-mail address or toll-free phone number: 200 Broadacres Drive, 3rd Floor, Bloomfield, New Jersey 07003, pcasey@allianceadvisors.com, (833) 670-0697.

FIRST CITIZENS PROPOSALS
Proposal 1: First Citizens stock issuance proposal
First Citizens is asking holders of First Citizens common stock to approve the issuance of First Citizens Class A common stock pursuant to the merger agreement. Holders of First Citizens common stock should read this joint proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the merger agreement and the mergers. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A.
After careful consideration, the First Citizens board of directors, by a unanimous vote of directors, determined that the mergers, the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of First Citizens and its stockholders and unanimously adopted and approved the merger agreement, the mergers and the other transactions contemplated by the merger agreement. See “The Mergers—First Citizens’ Reasons for the Mergers; Recommendation of First Citizens’ Board of Directors” beginning on page 77 for a more detailed discussion of the First Citizens board of directors’ recommendation.
The First Citizens board of directors unanimously recommends a vote “FOR” the First Citizens stock issuance proposal.
Proposal 2: First Citizens Adjournment Proposal
The First Citizens special meeting may be adjourned to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the First Citizens special meeting to approve the First Citizens stock issuance proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to holders of First Citizens common stock.
If, at the First Citizens special meeting, the number of shares of First Citizens common stock present or represented and voting in favor of the First Citizens stock issuance proposal is insufficient to approve the First Citizens stock issuance proposal, First Citizens intends to move to adjourn the First Citizens special meeting in order to enable the First Citizens board of directors to solicit additional proxies for approval of the First Citizens stock issuance proposal. In that event, First Citizens will ask holders of First Citizens common stock to vote upon the First Citizens adjournment proposal, but not the First Citizens stock issuance proposal.
In this proposal, First Citizens is asking holders of First Citizens common stock to authorize the holder of any proxy solicited by the First Citizens board of directors on a discretionary basis to vote in favor of adjourning the First Citizens special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from holders of First Citizens common stock who have previously voted. Pursuant to the First Citizens bylaws, the First Citizens special meeting may be adjourned without notice other than announcement at the First Citizens special meeting, until a quorum is present or represented.
The approval of the First Citizens adjournment proposal by holders of First Citizens common stock is not a condition to the completion of the mergers.
The First Citizens board of directors unanimously recommends a vote “FOR” the First Citizens adjournment proposal.

THE CIT SPECIAL MEETING
This section contains information for holders of CIT common stock about the special meeting that CIT has called to allow holders of CIT common stock to consider and vote on the merger agreement and other related matters. This joint proxy statement/prospectus is accompanied by a notice of the special meeting of holders of CIT common stock and a form of proxy card that the CIT board of directors is soliciting for use by the holders of CIT common stock at the special meeting and at any adjournments or postponements of the special meeting.
Date, Time and Place of the Meeting
The CIT special meeting will be held virtually on February 9, 2021 at the following website: www.virtualshareholdermeeting.com/CIT2021SM, at 10:00 a.m. local time.
Matters to Be Considered
At the CIT special meeting, holders of CIT common stock will be asked to consider and vote upon the following proposals:
•	the CIT merger proposal;
•	the CIT compensation proposal; and
•	the CIT adjournment proposal.
Recommendation of CIT’s Board of Directors
The CIT board of directors has determined that the mergers, the merger agreement and the transactions contemplated thereby are fair to and in the best interests of CIT and its stockholders and has unanimously approved the merger agreement. The CIT board of directors unanimously recommends that you vote “FOR” the CIT merger proposal, “FOR” the CIT compensation proposal and “FOR” the CIT adjournment proposal. See “The Mergers—CIT’s Reasons for the Mergers; Recommendation of CIT’s Board of Directors” beginning on page 89 for a more detailed discussion of the CIT board of directors’ recommendation.
Record Date and Quorum
The CIT board of directors has fixed the close of business on December 30, 2020 as the record date for determination of holders of CIT common stock entitled to notice of and to vote at the CIT special meeting. As of December 18, 2020, the last date before the date of this joint proxy statement/prospectus for which it was practicable to obtain this information, there were 98,537,761 shares of CIT common stock outstanding.
Holders of a majority of the voting power of the outstanding shares of CIT common stock entitled to vote at the CIT special meeting must be present, either in person or by proxy, to constitute a quorum at the CIT special meeting. If you fail to submit a proxy or to vote in person at the CIT special meeting, your shares of CIT common stock will not be counted towards a quorum. Abstentions are considered present for purposes of establishing a quorum.
Under CIT’s bylaws, if a quorum is not present at the CIT special meeting, the Chairwoman of the CIT board of directors or the holders of a majority of the voting power of the shares of CIT common stock entitled to vote who are represented in person or by proxy at the CIT special meeting may adjourn the CIT special meeting. The CIT special meeting may be adjourned without new notice being given of the time and place of adjourned meetings, except as required by law.
At the CIT special meeting, each share of CIT common stock is entitled to one (1) vote on all matters properly submitted to holders of CIT common stock.
As of December 18, 2020, the last date before the date of this joint proxy statement/prospectus for which it was practicable to obtain this information, CIT directors and executive officers and their affiliates owned and were entitled to vote approximately 637,172 shares of CIT common stock, representing less than one percent (1%) of the outstanding shares of CIT common stock. We currently expect that CIT’s directors and executive officers will vote their shares in favor of the merger agreement and the other proposals to be considered at the CIT special meeting, although none of them has entered into any agreements obligating them to do so.

Broker Non-Votes
A broker non-vote occurs when a bank, broker, trustee or other nominee is not permitted to vote on a “non-routine” matter without instructions from the beneficial owner of the shares and the beneficial owner fails to provide the bank, broker, trustee or other nominee with such instructions. Broker non-votes only count toward a quorum if at least one proposal is presented with respect to which the bank, broker, trustee or other nominee has discretionary authority. It is expected that all proposals to be voted on at the CIT special meeting will be “non-routine” matters, and, as such, broker non-votes, if any, will not be counted as present and entitled to vote for purposes of determining a quorum at the CIT special meeting. If your bank, broker, trustee or other nominee holds your shares of CIT common stock in “street name,” such entity will vote your shares of CIT common stock only if you provide instructions on how to vote by complying with the voter instruction form sent to you by your bank, broker, trustee or other nominee with this joint proxy statement/prospectus.
Vote Required; Treatment of Abstentions, Broker Non-Votes and Failure to Vote
CIT merger proposal:
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Vote required: Approval of the CIT merger proposal requires the affirmative vote of the holders of at least a majority of the outstanding shares of CIT common stock entitled to vote on the merger agreement.

•
Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote in person at the CIT special meeting or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the CIT merger proposal, it will have the same effect as a vote “AGAINST” the CIT merger proposal.

CIT compensation proposal:
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Vote required: Approval of the CIT compensation proposal requires the affirmative vote of the holders of a majority of the shares of CIT common stock entitled to vote who are present or represented by proxy at the CIT special meeting.

•
Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the CIT special meeting, or fail to instruct your bank or broker how to vote with respect to the CIT compensation proposal, you will not be deemed to have cast a vote with respect to the proposal and it will have no effect on the proposal.

CIT adjournment proposal:
•
Vote required: Approval of the CIT adjournment proposal requires the affirmative vote of the holders of a majority of the shares of CIT common stock entitled to vote who are present or represented by proxy at the CIT special meeting

•
Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the CIT special meeting, or fail to instruct your bank or broker how to vote with respect to the CIT adjournment proposal, you will not be deemed to have cast a vote with respect to the proposal and it will have no effect on the proposal.

Attending the Special Meeting
Your proxy card is your admission ticket. To participate, vote or ask questions at the CIT special meeting, stockholders will need to enter the control number found on the proxy card to log in to www.virtualshareholdermeeting.com/CIT2021SM. Technical assistance will be available for stockholders who experience an issue accessing the meeting. Contact information for technical support will appear on the virtual meeting website prior to the start of the meeting. If you want to vote your CIT common stock held in nominee name in person, you must get a “legal proxy” in your name from the bank, broker, trustee or other nominee that holds your shares. The use of cameras, sound recording equipment, communications devices or any similar equipment during the CIT special meeting is prohibited without CIT’s express written consent.

Proxies
A holder of CIT common stock may vote by proxy or in person at the CIT special meeting. If you hold your shares of CIT common stock in your name as a holder of record, to submit a proxy, you, as a holder of CIT common stock, may use one of the following methods:
•	By telephone: by calling the toll-free number indicated on the accompanying proxy card and following the recorded instructions.
•	Through the Internet: by visiting the website indicated on the accompanying proxy card and following the instructions.
•	By mail: by completing and returning the accompanying proxy card in the enclosed postage-paid envelope. The envelope requires no additional postage if mailed in the United States.
If you intend to submit your proxy by telephone or via the Internet, you must do so by 11:59 p.m. on the day before the CIT special meeting. If you intend to submit your proxy by mail, your completed proxy card must be received prior to the CIT special meeting.
CIT requests that holders of CIT common stock vote by telephone, over the Internet or by completing and signing the accompanying proxy card and returning it to CIT as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy card is returned properly executed, the shares of CIT common stock represented by it will be voted at the CIT special meeting in accordance with the instructions contained on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” the CIT merger proposal, “FOR” the CIT compensation proposal and “FOR” the CIT adjournment proposal.
If a holder’s shares are held in “street name” by a bank, broker, trustee or other nominee, the holder should check the voting form used by that firm to determine whether the holder may vote by telephone or the Internet.
Every vote is important. Accordingly, you should sign, date and return the enclosed proxy card, or vote via the Internet or by telephone, whether or not you plan to attend the CIT special meeting in person. Sending in your proxy card or voting by telephone or on the Internet will not prevent you from voting your shares personally at the meeting because you may subsequently revoke your proxy.
Shares Held in Street Name
If your shares are held in “street name” through a bank, broker, trustee or other nominee, you must instruct the bank, broker, trustee or other nominee on how to vote your shares. Your bank, broker, trustee or other nominee will vote your shares only if you provide specific instructions on how to vote by following the instructions provided to you by your bank, broker, trustee or other nominee.
You may not vote shares held in a brokerage or other account “street name” by returning a proxy card directly to CIT or by voting at the CIT special meeting unless you provide a signed “legal proxy” giving you the right to vote the shares, which you must obtain from your bank, broker, trustee or other nominee.
Further, banks, brokers, trustees or other nominees who hold shares of CIT common stock on behalf of their customers may not give a proxy to CIT to vote those shares with respect to any non-routine matters without specific instructions from you, as banks, brokers, trustees and other nominees do not have discretionary voting power on any non-routine matters that will be voted upon at the CIT special meeting, including the CIT merger proposal, the CIT compensation proposal and the CIT adjournment proposal.
Revocability of Proxies
If you are a holder of CIT common stock of record, you may revoke your proxy at any time before it is voted by:
•	submitting a written notice of revocation to CIT’s corporate secretary;
•	granting a subsequently dated proxy;
•	voting by telephone or the Internet at a later time, before 11:59 p.m. on the day before the CIT special meeting; or
•	attending in person and voting at the CIT special meeting.

If you hold your shares of CIT common stock through a bank, broker, trustee or other nominee, you should contact your bank, broker, trustee or other nominee to change your vote.
Attendance at the CIT special meeting will not in and of itself constitute revocation of a proxy. A revocation or later-dated proxy received by CIT after the vote will not affect the vote. CIT’s corporate secretary’s mailing address is: CIT Group Inc., 11 West 42nd Street, New York, New York 10036, (212) 461-5200, Attention: Secretary. If the CIT special meeting is postponed or adjourned, it will not affect the ability of holders of CIT common stock of record as of the record date to exercise their voting rights or to revoke any previously-granted proxy using the methods described above.
Delivery of Proxy Materials
As permitted by applicable law, only one (1) copy of this joint proxy statement/prospectus is being delivered to holders of CIT common stock residing at the same address, unless such holders of CIT common stock have notified CIT of their desire to receive multiple copies of the joint proxy statement/prospectus.
If you hold shares of both First Citizens common stock and CIT common stock, you will receive two (2) separate packages of proxy materials.
CIT will promptly deliver, upon oral or written request, a separate copy of the joint proxy statement/prospectus to any holder of CIT common stock residing at an address to which only one (1) copy of such document was mailed. Requests for additional copies should be directed to Barbara Callahan, Senior Vice President and Head of Investor Relations at CIT at (866) 542-4847 or CIT’s proxy solicitor, D.F. King & Co., Inc., by calling toll free at (800) 283-9185.
Solicitation of Proxies
First Citizens and CIT will share equally the expenses incurred in connection with the printing and mailing of this joint proxy statement/prospectus. To assist in the solicitation of proxies, CIT has retained D.F. King & Co., Inc., for a fee of $25,000 plus reimbursement of out-of-pocket expenses for their services. CIT and its proxy solicitor will also request banks, brokers, trustees and other intermediaries holding shares of CIT common stock beneficially owned by others to send this document to, and obtain proxies from, the beneficial owners and may reimburse such record holders for their reasonable out-of-pocket expenses in so doing. Solicitation of proxies by mail may be supplemented by telephone and other electronic means, advertisements and personal solicitation by the directors, officers or employees of CIT. No additional compensation will be paid to CIT’s directors, officers or employees for solicitation.
You should not send in any CIT stock certificates with your proxy card (or, if you hold your shares in “street name” your voting instruction card). The exchange agent will mail a transmittal letter with instructions for the surrender of stock certificates to holders of CIT common stock as soon as practicable after completion of the mergers.
Other Matters to Come Before the CIT Special Meeting
CIT management knows of no other business to be presented at the CIT special meeting, but if any other matters are properly presented to the meeting or any adjournments thereof, the persons named in the proxies will vote upon them in accordance with the board of directors’ recommendations.
Assistance
If you need assistance in completing your proxy card, have questions regarding CIT’s special meeting or would like additional copies of this joint proxy statement/prospectus, please contact Barbara Callahan, Senior Vice President and Head of Investor Relations at CIT at (866) 542-4847, or CIT’s proxy solicitor, D.F. King & Co., Inc., by calling toll free at (800) 283-9185.

CIT PROPOSALS
Proposal 1: CIT Merger Proposal
CIT is asking holders of CIT common stock to adopt the merger agreement and approve the transactions contemplated thereby, including the mergers. Holders of CIT common stock should read this joint proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the merger agreement and the mergers. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A.
After careful consideration, the CIT board of directors unanimously determined that the mergers, the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of CIT and its stockholders and unanimously approved and adopted the merger agreement, the mergers and the other transactions contemplated by the merger agreement. See “The Mergers—CIT’s Reasons for the Mergers; Recommendation of CIT’s Board of Directors” beginning on page 89 for a more detailed discussion of the CIT board of directors’ recommendation.
The CIT board of directors unanimously recommends a vote “FOR” the CIT merger proposal.
Proposal 2: CIT Compensation Proposal
Pursuant to Section 14A of the Exchange Act and Rule 14a-21(c) promulgated thereunder, CIT is seeking a non-binding, advisory stockholder approval of the compensation of CIT’s named executive officers that is based on or otherwise relates to the mergers as disclosed in the section entitled “The Mergers—Interests of CIT’s Directors and Executive Officers in the Mergers—Quantification of Payments and Benefits to CIT’s Named Executive Officers—Golden Parachute Compensation” beginning on page 124. The proposal gives holders of CIT common stock the opportunity to express their views on the merger-related compensation of CIT’s named executive officers.
Accordingly, CIT is asking holders of CIT common stock to vote “FOR” the adoption of the following resolution, on a non-binding advisory basis:
“RESOLVED, that the compensation that will or may be paid or become payable to the CIT named executive officers, in connection with the mergers, and the agreements or understandings pursuant to which such compensation will or may be paid or become payable, in each case as disclosed pursuant to Item 402(t) of Regulation S-K in “The Mergers—Interests of CIT’s Directors and Executive Officers in the Mergers—Quantification of Payments and Benefits to CIT’s Named Executive Officers—Golden Parachute Compensation” are hereby APPROVED.”
The vote on the advisory compensation proposal is a vote separate and apart from the votes on the CIT merger proposal and the CIT adjournment proposal. Accordingly, if you are a holder of CIT common stock, you may vote to approve the CIT merger proposal and/or the CIT adjournment proposal and vote not to approve the CIT compensation proposal, and vice versa. The approval of the CIT compensation proposal by holders of CIT common stock is not a condition to the completion of the mergers. If the mergers are completed, the merger-related compensation will be paid to CIT’s named executive officers to the extent payable in accordance with the terms of the compensation agreements and arrangements even if holders of CIT common stock fail to approve the advisory vote regarding merger-related compensation.
The CIT board of directors unanimously recommends a vote “FOR” the advisory CIT compensation proposal.
Proposal 3: CIT Adjournment Proposal
The CIT special meeting may be adjourned to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the CIT special meeting to approve the CIT merger proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to holders of CIT common stock.
If, at the CIT special meeting, the number of shares of CIT common stock present or represented and voting in favor of the CIT merger proposal is insufficient to approve the CIT merger proposal, CIT intends to move to adjourn the CIT special meeting in order to enable the CIT board of directors to solicit additional proxies for approval of the CIT merger proposal. In that event, CIT will ask holders of CIT common stock to vote upon the CIT adjournment proposal, but not the CIT merger proposal or the CIT compensation proposal.
In this proposal, CIT is asking holders of CIT common stock to authorize the holder of any proxy solicited by the CIT board of directors, on a discretionary basis, to vote in favor of adjourning the CIT special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from holders of CIT common stock who have previously voted. Pursuant to the CIT bylaws, the CIT special meeting may be adjourned without new notice being given of the time and place of adjourned meetings, except as required by law.
The approval of the CIT adjournment proposal by holders of CIT common stock is not a condition to the completion of the mergers.
The CIT board of directors recommends a vote “FOR” the CIT adjournment proposal.

INFORMATION ABOUT FIRST CITIZENS
First Citizens BancShares, Inc. is a bank holding company registered under the BHC Act, headquartered in Raleigh, North Carolina. First Citizens was organized as a Delaware corporation on August 7, 1986. Through First Citizens’ wholly-owned subsidiary, First-Citizens Bank & Trust Company, a North Carolina state chartered bank, First Citizens seeks to meet the financial needs of both individuals and commercial entities in its market areas through a wide range of retail and commercial banking services. First-Citizens Bank & Trust Company opened in 1898 as the Bank of Smithfield in Smithfield, North Carolina, and later changed its name to First-Citizens Bank & Trust Company. First Citizens has expanded through de novo branching and acquisitions and now operates in 19 states, providing a broad range of financial services to individuals, businesses and professionals. At September 30, 2020, First Citizens had total assets of $48.7 billion.
As a financial holding company registered under the BHC Act, First Citizens is subject to supervision, regulation and examination by the Federal Reserve Board. First Citizens is also registered under the bank holding company laws of North Carolina and is subject to supervision, regulation and examination by the NCCOB.
First Citizens’ principal office is located at 4300 Six Forks Road, Raleigh, North Carolina 27609, and its telephone number at that location is (919) 716-7000.
The First Citizens’ Class A common stock is traded on Nasdaq under the symbol “FCNCA” and its depositary shares, each representing a 1/40th Interest in a share of the Series A preferred stock trade on Nasdaq under the symbol “FCNCP”. The First Citizens Class B common stock trades on the over-the-counter market and is quoted on the OTC Bulletin Board under the symbol “FCNCB”.
Additional information about First Citizens and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 183.

INFORMATION ABOUT CIT
CIT Group Inc. is a bank holding company and a financial holding company with total assets of $60.9 billion and total deposits of $44.7 billion at September 30, 2020. CIT was formed in 1908 and provides financing, leasing and advisory services principally to middle-market companies and small businesses in a wide variety of industries, primarily in North America. CIT also provides banking and related services to commercial and individual customers through its banking subsidiary, CIT Bank, N.A., which includes a national online bank platform and a regional branch network of approximately 90 branches, including over 60 branches located in Southern California.
CIT is regulated by the Federal Reserve Board and the Federal Reserve Bank of New York under the BHC Act. CIT Bank is regulated by the OCC. In addition, CIT Bank, as an insured depository institution, is supervised by the FDIC.
CIT’s principal office is located at 11 West 42nd Street, New York, New York 10036, and its telephone number at that location is (212) 461-5200.
The CIT common stock is traded on the NYSE under the symbol “CIT” and the CIT series B preferred stock is traded on the NYSE under the symbol “CITPRB”.
Additional information about CIT and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 183.

THE MERGERS
This section of the joint proxy statement/prospectus describes material aspects of the mergers. This summary may not contain all of the information that is important to you. You should carefully read this entire joint proxy statement/prospectus and the other documents we refer you to for a more complete understanding of the mergers. In addition, we incorporate important business and financial information about each of us into this joint proxy statement/prospectus by reference. You may obtain the information incorporated by reference into this joint proxy statement/prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information” beginning on page 183.
Terms of the Mergers
Each of First Citizens’ and CIT’s respective board of directors has approved the merger agreement. The merger agreement provides that (i) Merger Sub will merge with and into CIT, with CIT surviving and becoming a wholly-owned subsidiary of First Citizens Bank, and (ii) as soon as reasonably practicable following the effective time of the first step merger, and as part of a single integrated transaction, CIT will merge with and into First Citizens Bank, with First Citizens Bank surviving. The merger agreement further provides that immediately following the consummation of the first step merger and second step merger, CIT Bank will merge with and into First Citizens Bank, with First Citizens Bank continuing as the surviving bank.
In the first step merger, each share of CIT common stock issued and outstanding immediately prior to the effective time (other than certain shares held by First Citizens or CIT) will be converted into the right to receive 0.06200 shares of First Citizens Class A common stock. No fractional shares of First Citizens Class A common stock will be issued pursuant to the merger agreement, and holders of CIT common stock will be entitled to receive cash in lieu thereof.
Also in the first step merger, each share of CIT series A preferred stock and CIT series B preferred stock issued and outstanding immediately prior to the effective time will be converted into the right to receive one (1) share of newly created First Citizens series B preferred stock and First Citizens series C preferred stock, respectively, having such rights, preferences, privileges and voting powers, and limitations and restrictions, taken as a whole, that are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers, and limitations and restrictions, taken as a whole, of the CIT series A preferred stock and CIT series B preferred stock, respectively (taking into account (i) that CIT will not be the surviving entity in the mergers and (ii) any adjustment to the existing right of optional redemption associated with each series of CIT preferred stock by First Citizens that is reasonably necessary to obtain Tier 1 Capital treatment from the Board of Governors of the Federal Reserve System for such preferred stock).
Holders of First Citizens common stock are being asked to approve the issuance of First Citizens Class A common stock to holders of CIT common stock and holders of CIT common stock are being asked to approve and adopt the merger agreement. See the section entitled “The Merger Agreement” beginning on page 131 for additional and more detailed information regarding the legal documents that govern the mergers, including information about the conditions to the completion of the mergers and the provisions for terminating or amending the merger agreement.
Background of the Mergers
As part of the ongoing consideration and evaluation of their respective long-term prospects and strategies, each of the board of directors of CIT and the board of directors of First Citizens (which we refer to in this section as the “CIT Board” and the “First Citizens Board”) and CIT’s and First Citizens’ management have regularly reviewed and assessed their respective business strategies and objectives, including strategic opportunities and challenges, and have considered various strategic options potentially available to them, all with the goal of enhancing value for their respective stockholders as they seek to provide the best possible services to their respective customers and communities. The strategic discussions have focused on, among other things, the business and regulatory environment facing financial institutions generally and CIT and First Citizens, respectively, in particular, as well as conditions and trends in the banking industry (including, recently, the impact of the COVID-19 pandemic on the macro-economic environment). Over the several years prior to executing the merger agreement, First Citizens had been in a continuous merger and integration cycle, and CIT had been advancing its strategic plan through several years of transformative actions that had reduced CIT’s risks, enhanced CIT’s balance sheet, improved CIT’s efficiency and bolstered CIT’s offerings in the marketplace, which included its recent acquisition of MOB.
Ellen Alemany, Chairwoman and Chief Executive Officer of CIT, has engaged from time to time in discussions with chief executive officers of a number of other companies in the financial services industry, including with respect to potential strategic business combination transaction opportunities that may be available to enhance value for CIT and its stockholders. These companies included First Citizens and another financial institution, which we refer to as “Company A”, both of which had approached CIT about engaging in merger discussions, as well as other institutions of comparable size and smaller and larger institutions. Ms. Alemany, as well as other members of CIT senior management, also regularly meet with representatives of various investment banking firms experienced in the banking industry to discuss market conditions, current industry trends and potential strategic business combination opportunities.
Frank B. Holding, Jr. Chairman and Chief Executive Officer of First Citizens, has also engaged from time to time in discussions with chief executive officers of a number of other companies in the financial services industry, including with respect to potential strategic business combination transaction opportunities that may be available to enhance value for First Citizens and its stockholders. Mr. Holding, as well as other members of First Citizens senior management, also regularly meet with representatives of various investment banking firms experienced in the banking industry to discuss market conditions, current industry trends and potential strategic business combination opportunities.
In early November 2019, Vice Admiral John Ryan, CIT’s lead independent director, received a call from Mr. Holding, during which Mr. Holding expressed interest on behalf of First Citizens in engaging in exploratory discussions with CIT regarding a potential strategic transaction between CIT and First Citizens. Following the call, Ms. Alemany called Mr. Holding to begin exploratory discussions and the two agreed to a meeting.
On November 12, 2019, at a regularly scheduled meeting of the Executive Committee of the First Citizens Board, at which certain members of senior management of First Citizens were also present, Mr. Holding and Mr. Craig L. Nix, Chief Financial Officer of First Citizens, updated the Executive Committee on the opportunity being explored with CIT, and noted that more information would be provided if discussions advance.
On November 15, 2019, Ms. Alemany and John Fawcett, Chief Financial Officer of CIT, met with Mr. Holding and Hope Holding Bryant, Vice Chairwoman of First Citizens, in New York City to explore the viability of a potential strategic transaction between CIT and First Citizens.
On December 5, 2019, Ms. Alemany and Mr. Fawcett met with the chairman and chief executive officer of Company A, who expressed interest in exploring a potential strategic transaction between CIT and Company A.
After consultation with certain members of the First Citizens Board, senior management of First Citizens decided to submit a non-binding letter of intent and an exclusivity agreement to CIT in order to proceed to a more comprehensive diligence review of non-public information.
On December 9, 2019, CIT received an unsolicited, non-binding letter of intent and an exclusivity agreement from First Citizens, which provided for a stock-for-stock merger in which CIT would be merged into First Citizens and CIT stockholders would receive shares of First Citizens Class A common stock. The letter of intent provided that it would expire on December 24, 2019, if not executed by both companies.
On December 10, 2019, at a regularly scheduled meeting of the Executive Committee of the First Citizens Board, at which certain members of senior management of First Citizens and a representative of Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P., First Citizens’ legal counsel (“Smith Anderson”), were also present, Messrs. Holding and Nix provided further information on the opportunity being explored with CIT based on publicly available information.
On December 10, 2019, the CIT Board convened a meeting to discuss the unsolicited, non-binding letter of intent from First Citizens. The CIT Board invited members of CIT management, representatives of KBW and Morgan Stanley, investment banks that were providing or had recently provided investment banking, financial advisory and/or financing services to CIT, and representatives of Sullivan & Cromwell LLP, CIT’s legal counsel (“Sullivan & Cromwell”), to join the meeting. During the meeting, the CIT Board discussed a presentation prepared by KBW, which provided an overview of the current merger and acquisition environment for regional banks, the potential impact of a strategic transaction on CIT and its stockholders, and certain preliminary process considerations. The CIT Board discussed the First Citizens letter of intent and its dual-class stock structure and generally compared potential strategic partners, including First Citizens and certain other financial institutions that had previously expressed an interest in engaging in discussions with CIT regarding a potential strategic transaction. The CIT Board determined that it would not pursue a transaction with First Citizens at the time, as it continued to weigh other potential options for CIT. The CIT Board then authorized the formation of a committee of the CIT Board (the “CIT transaction committee”), consisting of John Ryan, Sheila Stamps, Gerald Rosenfeld and Michael Carpenter, all of whom are independent directors of CIT. The purpose of the CIT transaction committee was to: (i) review and evaluate the terms and conditions of any proposed strategic transaction; (ii) obtain advice from experts and advisors in connection with evaluating a proposed strategic transaction as the CIT transaction committee deems necessary or appropriate; and (iii) act as liaison between the other members of the CIT Board, members of CIT management and CIT’s financial advisors, and to foster effective communication among them. The CIT Board believed that the formation of a committee comprised of a smaller number of directors would allow for more timely and efficient feedback to CIT management, KBW and Morgan Stanley in carrying out the CIT Board’s directives. Following the CIT Board meeting, at the instruction of the CIT Board, Ms. Alemany called Mr. Holding to inform him that CIT was not interested in pursuing a transaction with First Citizens at that time, but that CIT would consider engaging in further discussions regarding a potential transaction between the companies in the future.
On January 16, 2020, First Citizens formally engaged Piper Sandler & Co. to act as financial advisor with respect to a potential transaction with CIT.
On January 21, 2020, CIT formally retained KBW and Morgan Stanley for the purpose of assisting CIT management with reviewing CIT’s strategic options, following a determination by the CIT transaction committee to retain KBW and Morgan Stanley based on each firm’s qualifications, experience and expertise.
In early 2020, Ms. Alemany, Mr. Fawcett, KBW and Morgan Stanley conducted periodic discussions with First Citizens, Company A and certain other financial institutions regarding the possibility of a strategic transaction. Ms. Alemany and Mr. Fawcett met with senior management of Company A on January 20, 2020 and, together with representatives of KBW, on February 1 and February 2, 2020. Ms. Alemany and Mr. Fawcett met with senior management of First Citizens on February 11, 2020. These discussions were preliminary in nature, and Ms. Alemany informed Mr. Holding that CIT was continuing to examine various options with its advisors. Ms. Alemany, Mr. Fawcett, KBW and Morgan Stanley regularly updated the CIT transaction committee on the discussions.
After the meeting on February 11, 2020, and pursuant to further internal conversations among First Citizens senior management and members of the First Citizens Board, representatives of Piper Sandler were instructed to inform CIT that First Citizens would not be moving forward with further discussions about a possible combination of the two companies at this time because discussions with CIT had not sufficiently advanced from First Citizens’ perspective.
The CIT transaction committee met on February 12, 2020 and February 19, 2020 to discuss an updated and comprehensive assessment of various strategic options potentially available to CIT, and an overview of the ongoing strategic options process. Members of CIT management and representatives of KBW, Morgan Stanley and Sullivan & Cromwell were also present at the meetings. During the meeting on February 12, 2020, the CIT transaction committee discussed materials separately prepared by KBW and Morgan Stanley with respect to the potential financial value a merger could create based on its preliminary review conducted to date. During the meeting on February 19, 2020, the CIT transaction committee reviewed materials prepared by KBW and Morgan Stanley, which discussed general market observations, potential strategic transaction partners and potential next steps.
On March 6, 2020, Ms. Alemany and Mr. Fawcett met with senior management of Company A to continue exploratory discussions regarding a potential strategic transaction between CIT and Company A.
On March 18, 2020, the First Citizens Board held a special meeting, at which certain members of senior management of First Citizens, representatives of Piper Sandler and a representative of Smith Anderson were also present, to discuss whether to re-engage with CIT regarding a possible business combination in light of, among other things, the significant change in the stock price of each institution. At that meeting, after fulsome discussion among management, Executive Committee members and financial and legal advisors, including with respect to the challenges presented by the emerging COVID-19 pandemic, the Executive Committee decided not to renew activity regarding CIT and to revisit the issue at the next regularly scheduled First Citizens Board meeting in April.
On April 14, 2020, during the CIT Board’s regularly scheduled meeting, Ms. Alemany updated the CIT Board on the ongoing strategic options process. A discussion ensued regarding the potential benefits and other considerations relating to a potential strategic transaction.
On April 28, 2020, at a regularly scheduled meeting of the First Citizens Board, at which certain members of senior management of First Citizens and a representative of Smith Anderson were also present, management presented various strategic opportunities, including re-engaging with CIT on a possible business combination. After fulsome discussion, the First Citizens Board unanimously concurred with management’s recommendation that a revised non-binding letter of intent be delivered to CIT in order to encourage CIT to engage in mutual due diligence, including the entry into a mutual non-disclosure agreement, but that any decision to proceed further would be contingent on the results of such diligence.
On April 29, 2020, CIT received a second unsolicited, non-binding letter of intent and an exclusivity agreement from First Citizens, which provided for a stock-for-stock merger in which CIT would be merged into First Citizens and CIT stockholders would receive shares of First Citizens Class A common stock. The letter of intent provided that it would expire on May 13, 2020, if not executed by both companies.
On May 1, 2020, the CIT transaction committee convened a meeting to discuss the revised, unsolicited offer from First Citizens. Ms. Alemany, Mr. Fawcett, Mr. Hubbard, Executive Vice President, General Counsel and Corporate Secretary of CIT, and representatives of KBW, Morgan Stanley and Sullivan & Cromwell were also present at the meeting. After discussion, the CIT transaction committee determined not to pursue a transaction with First Citizens at that time as it continued to weigh other potential options. Following the meeting, at the instruction of the CIT transaction committee, Ms. Alemany called Mr. Holding to inform him that CIT was not interested in pursuing a transaction with First Citizens at that time, but that CIT would consider engaging in further discussions regarding a potential transaction between the companies in the future.
On May 27, 2020, the CIT Board held a meeting at which members of CIT management and representatives of KBW, Morgan Stanley and Sullivan & Cromwell were present. During the meeting, the CIT Board discussed materials separately prepared by KBW and Morgan Stanley, which provided preliminary considerations, in the context of the COVID-19 pandemic and the then-uncertain credit outlook, of CIT exploring strategic options in the near term as compared with CIT waiting to explore strategic options at a future time. During the meeting, the CIT Board discussed materials separately prepared by KBW and Morgan Stanley with respect to the April 29 letter of intent submitted by First Citizens and other recent developments. The CIT Board also discussed a presentation prepared by an outside consulting firm at the request of CIT management, which provided preliminary estimates of revenue and cost synergies and other considerations for a potential strategic transaction with each of First Citizens and Company A. With the input of Mr. Fawcett and representatives of KBW, Morgan Stanley and Sullivan & Cromwell, and after discussion and consideration, the CIT Board directed KBW and Morgan Stanley to explore a potential strategic transaction with each of First Citizens and Company A. These two financial institutions were selected based on the CIT Board’s understanding of the value of such a transaction for CIT stockholders, such institutions’ interest in participating in a strategic transaction, financial capacity to complete a possible strategic transaction, perceived business and cultural fit and perceived potential to obtain required regulatory approvals on a timely basis.
Following the CIT Board meeting on May 27, 2020, CIT entered into mutual confidentiality agreements with Company A and First Citizens on June 5, 2020 and June 8, 2020, respectively.
The mutual confidentiality agreements with First Citizens and Company A were substantially identical. After executing the mutual confidentiality agreements, each of First Citizens and Company A was granted comparable access in a virtual data room to certain non-public information relating to CIT and its business and operations for the purpose of commencing its due diligence review of CIT. CIT was granted access in a virtual data room to certain non-public information relating to First Citizens and Company A and their respective businesses and operations for the purpose of commencing CIT’s due diligence review of each potential strategic partner. First Citizens and Company A were each advised that CIT was also in discussions with another institution regarding a potential strategic transaction.

On June 9, 2020, Ms. Alemany and Mr. Fawcett met with senior management of First Citizens to discuss a potential strategic transaction with First Citizens. On June 18, 2020, Ms. Alemany and Mr. Fawcett met with senior management of Company A to discuss a potential strategic transaction with Company A.
On July 9, 2020, the CIT transaction committee held a meeting at which Ms. Alemany, Mr. Fawcett, Mr. Hubbard and representatives of KBW, Morgan Stanley and Sullivan & Cromwell were present. During the meeting, the CIT transaction committee reviewed materials prepared by KBW and Morgan Stanley regarding process updates, which included an overview of key calls, meetings and discussions with First Citizens and Company A since the CIT Board meeting on May 27, 2020. The CIT transaction committee discussed the progress of initial due diligence and potential next steps.
On July 10, 2020, the chairman of another financial institution, which we refer to as “Company B,” called Ms. Alemany to express Company B’s interest in exploring a potential strategic transaction between CIT and Company B. On July 15, 2020, CIT entered into a mutual confidentiality agreement with Company B on substantially identical terms as the confidentiality agreements CIT entered into with First Citizens and Company A. After executing the mutual confidentiality agreement, Company B was granted access, comparable to that granted to each of First Citizens and Company A, in a virtual data room to certain non-public information relating to CIT and its business and operations for the purpose of commencing Company B’s due diligence review of CIT. CIT was granted access in a virtual data room to certain non-public information relating to Company B and its business and operations for purposes of commencing CIT’s due diligence review of Company B. Company B was advised that CIT was also in discussions with other institutions regarding a potential strategic transaction. On July 24, 2020, Ms. Alemany and Mr. Fawcett met with senior management of Company B to discuss a potential strategic transaction between CIT and Company B.
Throughout July and early August of 2020, as directed by the CIT transaction committee, Ms. Alemany, Mr. Fawcett, KBW and Morgan Stanley continued to engage in discussions with members of senior management of each of First Citizens, Company A and Company B, during which the parties explored the viability of a potential strategic transaction.
In early August 2020, the CIT Executive Management Committee was informed of CIT’s ongoing exploration of a strategic business combination. Members of the CIT Executive Management Committee subsequently participated in meetings with members of management at each of First Citizens, Company A and Company B to assist the CIT Board in evaluating a potential strategic transaction. The CIT Executive Management Committee discussed the status and process of CIT’s ongoing consideration of a potential strategic transaction during its regularly scheduled meetings.
On August 10, 2020, on behalf of CIT and as directed by the CIT transaction committee, KBW and Morgan Stanley submitted a process letter to the virtual data room requesting from First Citizens, Company A and Company B the submission of a non-binding written proposal for a transaction involving CIT.
After consultation with certain members of the First Citizens Board, and based on discussions and deliberations at the most recent meeting of the First Citizens Board on July 28, 2020, senior management of First Citizens prepared a revised non-binding letter of intent to CIT.
On August 13, 2020, each of First Citizens and Company B submitted a non-binding letter of intent to CIT, and on August 17, 2020, Company A submitted a non-binding letter of intent to CIT. Each indication of interest contemplated a stock-for-stock merger in which CIT would merge with and into the potential acquiror. The proposed exchange ratios were as follows:
•
First Citizens proposed an exchange ratio of 0.049, subject to potential upward adjustment of 5% to 10% based on the 10-day volume-weighted average price of CIT prior to execution of the transaction agreement, which would result in CIT stockholders owning approximately 34% of the combined company’s common equity (taking into account the upward adjustment based on the then-current market prices).

•
Company A proposed that shares of CIT common stock would be exchanged for shares of Company A common stock based on a fixed exchange ratio that would result in CIT stockholders owning 32% to 34% of the combined company’s common equity.

•	Company B proposed a fixed exchange ratio that would result in CIT stockholders owning approximately 40% of the combined company’s common equity.
On August 19, 2020, the CIT Board met to discuss the non-binding letters of intent from First Citizens, Company A and Company B. Based on these discussions and analyses, the CIT Board directed management, KBW and Morgan Stanley to invite First Citizens, Company A and Company B into a next stage of the process, which would involve a more extensive due diligence review.
On August 25, 2020, at a regularly scheduled meeting of the Executive Committee of the First Citizens Board, at which certain members of senior management of First Citizens and a representative of Smith Anderson were also present, members were provided with an update on mutual diligence efforts between First Citizens and CIT, including the uncertainty with respect to whether a transaction will be agreed and specific points of interest, such as CIT’s credit portfolio and its rail business.
Over the course of the following weeks, First Citizens, Company A and Company B continued their due diligence reviews of CIT’s business, and CIT continued its due diligence reviews of each of the bidders.
Beginning on September 2, 2020, members of CIT management, KBW and Morgan Stanley attended virtual diligence meetings with representatives of each of First Citizens and Company B. Throughout this period, CIT management updated the CIT transaction committee on the results of the ongoing due diligence reviews.
On September 4, 2020, Company A’s financial advisor informed KBW and Morgan Stanley that Company A was withdrawing its proposal for a strategic transaction with CIT as a result of its own internal considerations. Thereafter, discussions between CIT and Company A ceased.
On September 9, 2020, the CIT transaction committee held a meeting at which members of CIT management and representatives of KBW, Morgan Stanley and Sullivan & Cromwell were present. During the meeting, KBW and Morgan Stanley provided an update on the status of discussions with First Citizens and Company B, and the withdrawal of Company A. Members of CIT management then discussed with the CIT transaction committee preparations for, and potential questions to be covered during, the upcoming meetings between the CIT transaction committee and members of senior management of each of First Citizens and Company B, which meetings had been scheduled at the request of the committee.
On September 12, 2020, CIT directed Sullivan & Cromwell to deliver to First Citizens and Company B and their respective legal advisors an initial draft merger agreement for the proposed transaction, and directed KBW and Morgan Stanley to request from First Citizens and Company B the submission of a revised letter of intent and a markup of the merger agreement by September 24, 2020.
On September 15, 2020, the CIT transaction committee held virtual meetings with representatives of First Citizens and Company B. All members of the CIT Board were invited to attend the meetings and representatives of KBW, Morgan Stanley and Sullivan & Cromwell were also present at the meetings. At the first meeting, the Chief Executive Officer, President and Chief Financial Officer of Company B joined at the invitation of the committee. At the second meeting, Mr. Holding and other members of First Citizens senior management joined at the invitation of the committee. At each meeting, a variety of topics was discussed, including management’s vision for the combined company, potential value that could be achieved for the combined company, the anticipated regulatory approvals process, and culture and governance structure of the combined company.
On September 22, 2020, and September 29, 2020, the First Citizens Board held special meetings to receive updates from management and financial and legal advisors on the opportunity with CIT. During the September 22, 2020 meeting, at which certain members of senior management of First Citizens and representatives of Piper Sandler and Smith Anderson were also present, the representatives of Piper Sandler made presentations on proposed deal metrics, potential cost savings benefits and other aspects of a potential combination. Members asked various questions and members of First Citizens management discussed ongoing mutual diligence. Finally, representatives of Smith Anderson discussed certain legal matters. During the September 29, 2020 meeting, at which certain members of senior management of First Citizens and representatives of Piper Sandler, Smith Anderson and two vendors performing detailed diligence on specific areas of CITs business were also present, a presentation was given by representatives of the third party vendor performing detailed diligence on the CIT corporate and specialty finance portfolio, as well as the third party vendor examining CIT’s rail, energy and factoring lines of business. Members of senior management also provided an update on the results of credit portfolio diligence. Finally, representatives of Smith Anderson provided an update on the special issues presented by the draft merger agreement provided by Sullivan & Cromwell.
On September 28, 2020, First Citizens submitted a revised non-binding letter of intent to CIT and a revised draft of the merger agreement. On September 29, 2020, Company B submitted a revised non-binding letter of intent to CIT and a revised draft of the merger agreement. Both proposals contemplated a stock-for-stock merger in which CIT would merge with and into the potential acquiror. The proposed exchange ratios were as follows:
•
First Citizens proposed an exchange ratio of 0.05, subject to potential upward adjustment of 5% to 10% based on the 10-day volume-weighted average price of CIT prior to signing of a definitive merger agreement, which would result in CIT stockholders owning approximately 36.6% of the combined company’s common equity and an implied exchange ratio of 0.055 (taking into account the upward adjustment based on the then-current market prices).

•	Company B proposed the same exchange ratio as set forth in its non-binding letter of intent to CIT on August 13, 2020.
On September 30, 2020, CIT executed engagement letters with KBW and Morgan Stanley as joint financial advisors in connection with a potential transaction.
Also on September 30, 2020, the CIT transaction committee held a meeting at which members of CIT management and representatives of KBW, Morgan Stanley and Sullivan & Cromwell were present. During the meeting, the CIT transaction committee discussed materials prepared by KBW and Morgan Stanley regarding the revised letters of intent and other recent developments. The CIT transaction committee discussed a draft of CIT’s strategic plan and CIT management’s projections with respect to CIT’s performance in the coming months. At the conclusion of the meeting, the CIT transaction committee determined that the committee had fulfilled its mandate, and, going forward, all discussions and decisions relating to a potential strategic transaction would be made by the full CIT Board.
On October 1, 2020, the CIT Board held a special meeting in which Ms. Alemany and other members of CIT management updated the CIT Board on the status of negotiations with First Citizens and Company B. Representatives of KBW, Morgan Stanley and Sullivan & Cromwell were also present at the meeting. During the meeting, members of CIT management presented to the CIT directors a draft of CIT’s strategic plan, and the CIT Board discussed CIT management’s projections with respect to CIT’s performance in the coming months. Following this discussion, a representative from Sullivan & Cromwell reviewed the CIT Board’s fiduciary duties in connection with its evaluation of strategic options and other legal considerations. Representatives of KBW and Morgan Stanley then provided an overview of the sale process conducted to date and the terms of the two potential transactions and issues for the CIT Board to consider in connection with its preliminary financial analyses of the two offers.
On October 2, 2020, the CIT Board instructed Ms. Alemany to prepare a list of key issues for a proposed transaction with each of First Citizens and Company B, including an analysis of the revised merger agreement drafts provided by each party. On October 3, 2020, as directed by the CIT Board, KBW and Morgan Stanley sent the lists of key issues for First Citizens and Company B, which had been prepared with input from CIT management, Sullivan & Cromwell, KBW and Morgan Stanley, to the respective financial advisors to First Citizens and Company B. The list of key issues sent to First Citizens included a request for a single fixed exchange ratio, rather than the formula in its prior letter, and a request that the board of directors of the combined company include three (3) CIT directors, rather than no CIT representation on the board of directors, as proposed in its prior letter.
On October 3, 2020, a special meeting of the Executive Committee of the First Citizens Board was held, at which certain members of senior management of First Citizens and representatives of Piper Sandler and Smith Anderson were also present, to provide members with an update on negotiations with CIT, including that the CIT Board had met regarding First Citizens’ latest revised non-binding letter of intent and had proposed a number of issues for further negotiation. Members discussed proposed responses to CITs various issues and a proposed response was agreed. Later that day, at a special meeting of the First Citizens Board, Mr. Holding relayed the discussions that took place at the Executive Committee meeting, along with the proposed responses to CIT.

On October 4, 2020, the CIT Board convened another special meeting to further consider the two potential transactions. Mr. Fawcett, Mr. Hubbard and Kenneth McPhail, Executive Vice President and Chief Strategy Officer of CIT, and representatives of KBW, Morgan Stanley and Sullivan & Cromwell were also present at the meeting. During the meeting, the CIT Board discussed materials prepared by KBW and Morgan Stanley with respect to the two possible transactions and various preliminary transaction considerations. The CIT Board and CIT management discussed the two proposals in light of CIT’s projected earnings and stock performance. In addition, representatives of KBW and Morgan Stanley discussed the implications of First Citizens’ dual-class stock structure and representatives of Sullivan & Cromwell updated the CIT Board on issues raised by each of First Citizens’ and Company B’s comments to the draft merger agreement. During the meeting, the CIT Board discussed issues with respect to regulatory and closing risks presented by each of the proposals, including risks presented by the terms of Company B’s revised draft of the merger agreement. At the closing of the meeting, the CIT Board requested KBW and Morgan Stanley to prepare additional materials with respect to the two proposed transactions.
On October 4, 2020, in response to receiving the list of key issues from CIT the previous day, Mr. Holding called Ms. Alemany to convey that First Citizens was prepared to proceed on the basis of a fixed exchange ratio of 0.060, and that First Citizens had accepted CIT’s request that the board of directors of the combined company include three (3) CIT directors, including Ms. Alemany as one of the three, and that First Citizens would like to enter into an employment agreement with Ms. Alemany to secure her services post-closing. On the same day, on behalf of Company B, Company B’s financial advisors delivered to KBW and Morgan Stanley a written response to CIT’s list of key issues, which confirmed the exchange ratio in Company B’s most recent letter of intent (subject to CIT taking certain actions to preserve its deferred tax assets), responded to the other issues identified by CIT and requested certain additional diligence information from CIT.
On October 5, 2020, the CIT Board held a special telephonic meeting to continue its discussions regarding the two potential transactions and the results of CIT’s due diligence reviews of the two bidders. Several members of CIT management, including Mr. Fawcett, Mr. Hubbard and Mr. McPhail, and representatives of KBW, Morgan Stanley and Sullivan & Cromwell were also present at the meeting. During the meeting, each member of CIT’s Executive Management Committee presented the results of its diligence reviews. KBW and Morgan Stanley then discussed various preliminary transaction considerations for each of the two potential transactions and the implications of First Citizens’ dual-class stock structure. The CIT Board instructed Ms. Alemany to make a counterproposal of an exchange ratio of 0.065 to First Citizens based on an indication from First Citizens that it might be willing to increase its proposed exchange ratio. Following the meeting, Ms. Alemany called Mr. Holding to deliver the counterproposal.
On October 6, 2020, Mr. Holding responded to CIT’s counterproposal by informing Ms. Alemany that he had been authorized to increase the proposed exchange ratio to 0.062. The improved exchange ratio would result in CIT stockholders owning 38.8% of the combined company’s common equity. Mr. Holding also informed Ms. Alemany that First Citizens would remove the condition from its earlier proposal that CIT sign an exclusivity agreement with First Citizens. Ms. Alemany and Mr. Holding discussed other elements of a proposed transaction, including the board composition of the combined company and a voting agreement pursuant to which certain members of Mr. Holding’s family would commit to vote their shares of First Citizens stock in favor of the approval of the issuance of the shares of First Citizens capital stock pursuant to the merger agreement.
Ms. Alemany reported her October 6, 2020 discussion with Mr. Holding to the CIT Board at a special meeting held later that day. Mr. Fawcett, Mr. Hubbard, Mr. McPhail and representatives of KBW, Morgan Stanley and Sullivan & Cromwell were also present at the meeting. During the meeting, the CIT Board discussed a comparison between First Citizens’ revised offer and Company B’s offer. The CIT Board also discussed Company B’s pro forma capital and its reserves and risk and compliance functions, as well as the proposed terms of Company B’s revised merger agreement, which would allow Company B to abandon the transaction prior to closing if Company B were required to raise capital in order to obtain required regulatory approvals, and would require that CIT take certain actions to preserve its deferred tax assets. Representatives from Sullivan & Cromwell discussed certain legal considerations relating to the CIT Board’s analysis of First Citizens’ revised offer and Company B’s offer, reviewed certain key provisions of the draft merger agreement with First Citizens and Company B and responded to questions from the CIT Board regarding the proposed transaction timeline. After discussion and consideration, the CIT Board determined to authorize Ms. Alemany to communicate to Mr. Holding CIT’s willingness to continue to negotiate and finalize the transaction documentation on the basis of the improved 0.062 exchange ratio. The CIT Board also instructed KBW to advise Company B that CIT would be pursuing a strategic transaction with another party, which KBW did the following morning. Company B subsequently contacted CIT to advise that it respected CIT’s decision to pursue a strategic transaction with another party.
Following the October 6, 2020 CIT Board meeting, and in accordance with the CIT Board’s instructions, members of CIT management and its financial and legal advisors continued to negotiate the terms of the merger agreement and other transaction documentation with First Citizens and its financial and legal advisors.
On October 9, 2020, representatives of Company B submitted a revised bid to KBW and Morgan Stanley, which raised the exchange ratio such that CIT stockholders would own approximately 40% of the combined company’s common equity, modified the standard by which Company B would be required to close the transaction if conditions were imposed in connection with obtaining the required regulatory approvals and removed certain tax asset contingencies.
On October 10, 2020, the CIT Board convened a special telephonic meeting at which Mr. Fawcett, Mr. Hubbard, Mr. McPhail and representatives of KBW, Morgan Stanley and Sullivan & Cromwell were present. Ms. Alemany briefed the CIT Board on the terms of Company B’s revised offer. Representatives of KBW and Morgan Stanley then provided an overview of transaction terms in recent bank deals. The CIT Board discussed the merits of a potential transaction with First Citizens in light of Company B’s revised offer. Among the issues discussed were a further analysis of regulatory and other risks and the value of the two bids over the longer term, and particularly at the anticipating time of closing, as a more relevant consideration than the current “spot” market price of the two offers. Following a discussion, the CIT Board requested that KBW and Morgan Stanley (i) prepare updated materials comparing the two potential transactions, and (ii) seek clarification from Company B regarding certain remaining open issues in the legal documentation.
In the afternoon on October 11, 2020, the CIT Board convened a special meeting at which Mr. Fawcett, Mr. Hubbard, Mr. McPhail and representatives from KBW, Morgan Stanley and Sullivan & Cromwell were present. During the meeting, members of CIT’s Executive Management Committee summarized their discussions of the due diligence findings regarding each bidder. The CIT Board discussed the diligence findings regarding capital ratios, reserves, culture and management approach. The CIT Board then reviewed updated materials by KBW and Morgan Stanley discussing the transaction terms and preliminary financial analyses of the two potential transactions. The CIT Board discussed which transaction presented the best long-term value for CIT stockholders, considering all the differences and risks presented. Following an extensive discussion, the CIT Board instructed Ms. Alemany to request that First Citizens consider an increase to its exchange ratio.
Following the meeting, later in the day on October 11, 2020, Ms. Alemany contacted Mr. Holding and requested that First Citizens increase the proposed exchange ratio from 0.062. Mr. Holding responded that First Citizens was not willing to further increase its proposed exchange ratio.
Later that evening on October 11, 2020, the CIT Board convened a special meeting at which Mr. Fawcett, Mr. Hubbard and representatives from KBW, Morgan Stanley and Sullivan & Cromwell were present. Ms. Alemany reported that First Citizens was not willing to increase the exchange ratio. The CIT Board discussed potential next steps considering this updated information presented at the meeting earlier in the day and further considered the relative merits of the two potential transactions, including the execution, compliance and regulatory risks associated with each proposal. With the input of members of CIT management and representatives of KBW, Morgan Stanley and Sullivan & Cromwell, and, after extensive deliberation, the CIT Board recommended that Ms. Alemany inform Mr. Holding that the CIT Board had authorized CIT to continue to pursue a strategic transaction with First Citizens and that KBW and Morgan Stanley should inform Company B that CIT had decided to pursue a strategic transaction with another bidder. Following the meeting, Ms. Alemany called Mr. Holding, and KBW and Morgan Stanley called Company B’s financial advisors to convey such information in accordance with the instructions of the Board.
Between October 11, 2020 and October 15, 2020, CIT and First Citizens and representatives from their respective legal and financial advisors finalized the merger agreement (and related schedules) and employment agreements with Ms. Alemany and four other senior executives of CIT.
At a joint special meeting of the CIT Board and the board of directors of CIT Bank (the “CIT Bank Board”) on October 15, 2020, the CIT Board and the CIT Bank Board considered the negotiated terms of the proposed transaction with First Citizens and First Citizens Bank. Mr. Fawcett, Mr. Hubbard, Mr. McPhail and representatives of KBW, Morgan Stanley and Sullivan & Cromwell were present at the meeting and discussed the financial, legal and regulatory implications of the proposed transaction. Representatives of each of KBW and Morgan Stanley reviewed their financial analyses of the proposed transaction, which are summarized under “—Opinions of CIT’s Financial Advisors—Keefe, Bruyette & Woods, Inc.” and “—Opinions of CIT’s Financial Advisors—Morgan Stanley & Co. LLC”, respectively, and rendered to the CIT Board their oral opinions, each subsequently confirmed by delivery of a written opinion attached to this joint proxy statement/prospectus as Annex D and E, respectively, to the effect that, as of such date and based upon and subject to the respective assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of review undertaken by KBW and Morgan Stanley in preparing their respective opinions, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to holders of CIT common stock (other than holders of excluded shares). See “—Opinions of CIT’s Financial Advisors—Keefe, Bruyette & Woods, Inc.” and “—Opinions of CIT’s Financial Advisors—Morgan Stanley & Co. LLC.” Representatives of Sullivan & Cromwell discussed the terms of the merger agreement with First Citizens and described the resolutions the CIT directors would be asked to adopt if they were to approve the mergers. After discussion, the CIT Board unanimously determined that the merger agreement and the transactions contemplated thereby were fair to and in the best interests of CIT and its stockholders, and adopted and approved the merger agreement and the transactions contemplated thereby, and the CIT Bank Board unanimously adopted and approved the bank merger agreement and the transactions contemplated thereby, including the bank merger.
At a joint special meeting of the First Citizens Board and the board of directors of First Citizens Bank (the “First Citizens Bank Board”) on October 15, 2020, the First Citizens Board and the First Citizens Bank Board considered the negotiated terms of the proposed transaction with CIT and CIT Bank. Certain members of senior management and representatives of Smith Anderson and Piper Sandler were also present. At the meeting:
•	management presented its recommendation regarding the proposed transaction;
•
representatives of Piper Sandler reviewed its financial analyses of the proposed transaction, which is summarized under “—Opinion of First Citizens’ Financial Advisor” and rendered to the First Citizens Board its oral opinion, subsequently confirmed by delivery of a written opinion attached to this joint proxy statement/prospectus as Annex C, to the effect that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken in preparing its opinion, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to First Citizens. See “—Opinion of First Citizens’ Financial Advisor” beginning on page 79; and

•
representatives of Smith Anderson reviewed with the directors their duties in the context of a merger transaction, discussed the terms of the merger agreement and described the resolutions the First Citizens directors would be asked to adopt if they were to approve the mergers.

After posing questions to legal counsel, and after extensive discussion and deliberation, the members of the First Citizens Board unanimously determined that the merger agreement and the transactions contemplated thereby were advisable and in the best interests of First Citizens and its stockholders and: (i) adopted and approved the merger agreement and the transactions contemplated thereby, (ii) authorized and approved the transactions contemplated by the merger agreement, including the mergers, and (iii) recommended that First Citizens stockholders approve the issuance of shares in the merger and all related actions and directed that such matters be submitted to First Citizens stockholders at a special meeting. The First Citizens Bank Board unanimously adopted and approved the bank merger agreement and the transactions contemplated thereby, including the bank merger.
Following the meetings of the First Citizens Board and the CIT Board on October 15, 2020, and after finalizing the merger agreement, First Citizens and CIT executed the merger agreement on the evening of October 15, 2020. The transaction was announced the morning of October 16, 2020 before the opening of the financial markets in New York, in a press release jointly issued by First Citizens and CIT.

First Citizens’ Reasons for the Merger; Recommendation of First Citizens’ Board of Directors
After careful consideration, the First Citizens board of directors, at a meeting held on October 15, 2020, unanimously determined that the merger agreement is in the best interests of First Citizens and its stockholders. Accordingly, the First Citizens board of directors adopted and approved the merger agreement, the mergers and the other transactions contemplated by the merger agreement, including the issuance of First Citizens common stock, and recommended that First Citizens stockholders vote “FOR” the First Citizens stock issuance proposal. In reaching the decision to adopt and approve the merger agreement, the First Citizens board of directors consulted with First Citizens management, as well as its financial and legal advisors, and considered a number of factors, including the following material factors:
•
each of First Citizens’, CIT’s and the combined company’s business, operations, financial condition, stock performance, asset quality, earnings and prospects, and legal and regulatory compliance. In reviewing these factors, the First Citizens board of directors considered its view that CIT’s business and operations complement those of First Citizens and that the mergers would result in a combined company with a larger market presence, more diversified revenue sources, a well-balanced loan portfolio and an attractive funding base;

•
its understanding of the current and prospective environment in which First Citizens and CIT operate, including national and local economic conditions, the interest rate environment, increasing operating costs resulting from regulatory initiatives and compliance mandates, increasing competition from both banks and non-bank financial and financial technology firms, current financial market conditions and the likely effects of these factors on First Citizens, both with and without the proposed mergers;

•	the strategic rationale for the mergers, including the potential to increase First Citizens’ national footprint, particularly in the western United States;
•	the governance structure for the combined company, including the composition of the board of directors and management;
•
the anticipated pro forma financial impact of the mergers on the combined company, including earnings, dividends, return on equity, tangible book value accretion, liquidity and regulatory capital levels;

•	its review and discussion with First Citizens’ management concerning the due diligence investigation of CIT;
•	the potential cost savings and funding synergies that could be achieved as a result of operational efficiencies of the combined company;
•	the ability to leverage the combined company’s investments in innovation and technology to improve customer offerings and service;
•
CIT’s successful track record and the First Citizens board of directors’ belief that the combined enterprise would benefit from CIT’s ability to take advantage of economies of scale and grow in the current economic environment, making CIT an attractive partner for First Citizens;

•
the opinion, dated October 15, 2020, of Piper Sandler & Co., to the First Citizens board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to First Citizens of the exchange ratio in the proposed merger, as more fully described below under “—Opinion of First Citizens’ Financial Advisor” beginning on page 79;

•	the fact that First Citizens’ stockholders will have a chance to vote on the stock issuance in connection with the mergers;
•
the terms of the mergers and the fact that the exchange ratio is fixed, with no adjustment in the merger consideration to be received by CIT stockholders as a result of possible increases or decreases in the trading price of CIT common stock or First Citizens common stock following the announcement of the mergers, which the First Citizens board of directors believed was consistent with market practice for mergers of this type and with the strategic nature of the mergers, as more fully described above under “—Terms of the Mergers” beginning on page 67;

•
the fact that the merger consideration will consist of shares of First Citizens Class A common stock, First Citizens series B preferred stock and First Citizens series C preferred stock, which will allow CIT stockholders to participate in a significant portion of the future performance of the combined business and synergies resulting from the mergers, and the value to CIT stockholders represented by that consideration; and

•
the regulatory and other approvals required pursuant to the merger agreement and the expectation that such regulatory approvals will be received in a timely manner and without the imposition of unacceptable conditions.

The First Citizens board of directors also identified and considered, along with First Citizens management, as well as financial and legal advisors, the following potentially negative factors in its deliberations:
•
the requirement that First Citizens conduct its business in the ordinary course and the other restrictions on the conduct of First Citizens’ business prior to the completion of the mergers, which may delay or prevent First Citizens from undertaking business opportunities that may arise pending completion of the mergers;

•	the potential risk of diverting management attention and resources from the operation of First Citizens’ business and towards the completion of the mergers;
•	the dilution to current First Citizens stockholders from the issuance of additional shares of First Citizens Class A common stock in the first step merger;
•	the possible disruption to First Citizens’ and CIT’s business that may result from the announcement of the mergers;
•	the potential risks associated with achieving anticipated cost synergies and savings in the amounts estimated or in the time frame contemplated;
•	the potential risks associated with successfully integrating CIT’s business, operations and workforce with those of First Citizens;
•	the risk of losing key First Citizens or CIT employees during the pendency of the mergers and thereafter;
•	the possibility that the mergers may not be completed or may be unduly delayed because conditions to closing may not be satisfied or CIT may exercise its rights allowing termination;
•	the substantial costs to be incurred in connection with the mergers, including the costs of integrating the businesses of First Citizens and CIT and the transaction expenses arising from the mergers;
•	the mergers’ effect on the combined company’s regulatory capital levels;
•	the potential for legal claims challenging the mergers; and
•	the other risks described under the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”
The foregoing discussion of the factors considered by the First Citizens board of directors is not intended to be exhaustive, but, rather, includes the material factors considered by the First Citizens board of directors. In reaching its decision to adopt and approve the merger agreement, the mergers and the other transactions contemplated by the merger agreement, the First Citizens board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The First Citizens board of directors considered all these factors as a whole, including discussions with, and questioning of, First Citizens’ management and First Citizens’ financial and legal advisors, and overall considered the factors to be favorable to, and to support, its determination.
For the reasons set forth above, the First Citizens board of directors unanimously adopted and approved the merger agreement and the transactions contemplated thereby and unanimously recommends that the holders of First Citizens common stock vote “FOR” the First Citizens stock issuance proposal.

Opinion of First Citizens’ Financial Advisor
First Citizens retained Piper Sandler to act as financial advisor to First Citizens’ board of directors in connection with First Citizens’ consideration of a possible business combination with CIT. First Citizens selected Piper Sandler to act as its financial advisor because Piper Sandler is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Piper Sandler is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.
Piper Sandler acted as financial advisor to First Citizens’ board of directors in connection with the proposed mergers and participated in certain of the negotiations leading to the execution of the merger agreement. At the October 15, 2020 meeting at which First Citizens’ board of directors considered the mergers and the merger agreement, Piper Sandler delivered to the board of directors its oral opinion, which was subsequently confirmed in writing on October 15, 2020, to the effect that, as of such date, the exchange ratio was fair to First Citizens from a financial point of view. The full text of Piper Sandler’s opinion is attached as Annex C to this joint proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Piper Sandler in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Holders of First Citizens common stock are urged to read the entire opinion carefully in connection with their consideration of the First Citizens stock issuance proposal.
Piper Sandler’s opinion was directed to the board of directors of First Citizens in connection with its consideration of the mergers and the merger agreement and does not constitute a recommendation to any stockholder of First Citizens as to how any such stockholder should vote at any meeting of stockholders called to consider and vote upon the approval of the First Citizens stock issuance proposal. Piper Sandler’s opinion was directed only to the fairness, from a financial point of view, of the exchange ratio to First Citizens and did not address the underlying business decision of First Citizens to engage in the mergers, the form or structure of the mergers or any other transactions contemplated in the merger agreement, the relative merits of the mergers as compared to any other alternative transactions or business strategies that might exist for First Citizens or the effect of any other transaction in which First Citizens might engage. Piper Sandler also did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the mergers by any officer, director or employee of First Citizens, or any class of such persons, if any, relative to the compensation to be received in the mergers by any other stockholder. Piper Sandler’s opinion was approved by Piper Sandler’s fairness opinion committee.
In connection with its opinion, Piper Sandler reviewed and considered, among other things:
•	a draft of the merger agreement, dated October 15, 2020;
•	a draft of the Employment Letter Agreement to be entered into between Ms. Ellen R. Alemany and First Citizens Bank in connection with the mergers;
•	certain publicly available financial statements and other historical financial information of First Citizens that Piper Sandler deemed relevant;
•	certain publicly available financial statements and other historical financial information of CIT that Piper Sandler deemed relevant;
•
certain internal financial projections for First Citizens for the years ending December 31, 2020, December 31, 2021 and December 31, 2022 with estimated long-term annual assets and net income to common stock growth rates for the years ending December 31, 2023, December 31, 2024 and December 31, 2025, as provided by the senior management of First Citizens, as well as an estimated dividend payout ratio for First Citizens for the years ending December 31, 2023, December 31, 2024 and December 31, 2025, as provided by the senior management of First Citizens;

•
publicly available mean analyst earnings per share and dividends per share estimates for CIT for the quarter ending December 31, 2020 and for the years ending December 31, 2021 and December 31, 2022 with an estimated annual long-term earnings per share growth rate for the years ending

December 31, 2023, December 31, 2024 and December 31, 2025, as provided by the senior management of First Citizens, as well as estimated annual dividends per share for the years ending December 31, 2023, December 31, 2024 and December 31, 2025, as provided by the senior management of First Citizens;
•
the estimated financial impact of the mergers on First Citizens based on certain assumptions relating to transaction expenses, purchase accounting adjustments and cost savings, as well as the establishment of certain reserves for current expected credit losses (CECL) accounting standards, as provided by the senior management of First Citizens;

•
the publicly reported historical price and trading activity for First Citizens class A common stock and CIT common stock, including a comparison of certain stock trading information for First Citizens class A common stock and CIT common stock and certain stock indices, as well as similar publicly available information for certain other companies, the securities of which are publicly traded;

•	a comparison of certain financial information for First Citizens and CIT with similar financial institutions for which information was publicly available;
•	the financial terms of certain recent business combinations in the bank and thrift industry (on a nationwide basis), to the extent publicly available;
•	the current market environment generally and the banking environment in particular; and
•	such other information, financial studies, analyses and investigations and financial, economic and market criteria as Piper Sandler considered relevant.
Piper Sandler also discussed with certain members of the senior management of First Citizens and its representatives the business, financial condition, results of operations and prospects of First Citizens and held similar discussions with certain members of the management of CIT and its representatives regarding the business, financial condition, results of operations and prospects of CIT.
In performing its review, Piper Sandler relied upon the accuracy and completeness of all of the financial and other information that was available to and reviewed by Piper Sandler from public sources, that was provided to Piper Sandler by First Citizens or its representatives, or that was otherwise reviewed by Piper Sandler, and Piper Sandler assumed such accuracy and completeness for purposes of rendering its opinion without any independent verification or investigation. Piper Sandler relied on the assurances of the senior management of First Citizens that they were not aware of any facts or circumstances that would have made any of such information inaccurate or misleading in any respect material to Piper Sandler’s analyses. Piper Sandler was not asked to and did not undertake an independent verification of any of such information and Piper Sandler did not assume any responsibility or liability for the accuracy or completeness thereof. Piper Sandler did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of First Citizens or CIT. Piper Sandler rendered no opinion on, or evaluation of, the collectability of any assets or the future performance of any loans of First Citizens or CIT. Piper Sandler did not make an independent evaluation of the adequacy of the allowance for loan losses of First Citizens or CIT, or the combined entity after the mergers, and Piper Sandler did not review any individual credit files relating to First Citizens or CIT. Piper Sandler assumed, with First Citizens’ consent, that the respective allowances for loan losses for both First Citizens and CIT were adequate to cover such losses and would be adequate on an estimated basis for the combined entity.
In preparing its analyses, Piper Sandler used certain internal financial projections for First Citizens for the years ending December 31, 2020, December 31, 2021 and December 31, 2022 with estimated long-term annual assets and net income to common stock growth rates for the years ending December 31, 2023, December 31, 2024 and December 31, 2025, as provided by the senior management of First Citizens, as well as an estimated dividend payout ratio for First Citizens for the years ending December 31, 2023, December 31, 2024 and December 31, 2025, as provided by the senior management of First Citizens. In addition, Piper Sandler used publicly available mean analyst earnings per share and dividends per share estimates for CIT for the quarter ending December 31, 2020 and for the years ending December 31, 2021 and December 31, 2022 with an estimated annual long-term earnings per share growth rate for the years ending December 31, 2023, December 31, 2024 and December 31, 2025, as provided by the senior management of First Citizens, as well as estimated annual dividends per share for the years ending December 31, 2023, December 31, 2024 and December 31, 2025, as provided by the senior management of First Citizens. Piper Sandler also received and used in its estimated analyses certain assumptions relating to transaction expenses, purchase accounting adjustments and cost savings, as well as the establishment of certain reserves for current expected credit losses (CECL) accounting standards, as provided by the senior management of First Citizens. With respect to the foregoing information, the senior management of First Citizens confirmed to Piper Sandler that such information reflected (or, in the case of the publicly available analyst estimates referred to above, were consistent with) the best currently available projections, estimates and judgments of senior management as to the future financial performance of First Citizens and CIT, respectively, and Piper Sandler assumed that the future financial performance reflected in such information would be achieved. Piper Sandler expressed no opinion as to such projections, estimates or judgements, or the assumptions on which they were based. Piper Sandler also assumed that there had been no material change in the respective assets, financial condition, results of operations, business or prospects of First Citizens or CIT since the date of the most recent financial statements made available to Piper Sandler. Piper Sandler assumed in all respects material to its analyses that First Citizens and CIT would remain as going concerns for all periods relevant to its analyses.
Piper Sandler also assumed, with First Citizens’ consent, that (i) each of the parties to the merger agreement would comply in all material respects with all material terms and conditions of the merger agreement and all related agreements required to effect the mergers, that all of the representations and warranties contained in such agreements were true and correct in all material respects, that each of the parties to such agreements would perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements were not and would not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the mergers, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on First Citizens, CIT, the mergers or any related transactions, and (iii) the mergers and any related transactions would be consummated in accordance with the terms of the merger agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements. Piper Sandler expressed no opinion as to any legal, accounting or tax matters relating to the mergers or the other transactions contemplated by the merger agreement.
Piper Sandler’s opinion was necessarily based on financial, regulatory, economic, market and other conditions as in effect on, and the information made available to Piper Sandler as of, the date thereof. Events occurring after the date thereof could materially affect Piper Sandler’s opinion. Piper Sandler has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date thereof. Piper Sandler expressed no opinion as to the trading value of First Citizens class A common stock or CIT common stock at any time or what the value of First Citizens class A common stock would be once it is actually received by the holders of CIT common stock.
In rendering its opinion, Piper Sandler performed a variety of financial analyses. The summary below is not a complete description of all the analyses underlying Piper Sandler’s opinion or the presentation made by Piper Sandler to First Citizens’ board of directors, but is a summary of the material analyses performed and presented by Piper Sandler. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Piper Sandler believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses to be considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Piper Sandler’s comparative analyses described below is identical to First Citizens or CIT and no transaction is identical to the mergers. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or transaction values, as the case may be, of First Citizens and CIT and the companies to which they were compared. In arriving at its opinion, Piper Sandler did not attribute any particular weight to any analysis or factor that it considered. Rather, Piper Sandler made qualitative judgments as to the significance and relevance of each analysis and factor. Piper Sandler did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support its opinion, rather, Piper Sandler made its determination as to the fairness of the exchange ratio on the basis of its experience and professional judgment after considering the results of all its analyses taken as a whole.
In performing its analyses, Piper Sandler also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of First Citizens, CIT, and Piper Sandler. The analyses performed by Piper Sandler are not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses. Piper Sandler prepared its analyses solely for purposes of rendering its opinion and provided such analyses to First Citizens’ board of directors at its October 15, 2020 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Piper Sandler’s analyses do not necessarily reflect the value of First Citizens class A common stock or CIT common stock or the prices at which First Citizens class A common stock or CIT common stock may be sold at any time. The analyses of Piper Sandler and its opinion were among a number of factors taken into consideration by First Citizens’ board of directors in making its determination to adopt and approve the merger agreement and the analyses described below should not be viewed as determinative of the decision of First Citizens’ board of directors with respect to the fairness of the exchange ratio.
Summary of Proposed Merger Consideration and Implied Transaction Metrics.
Piper Sandler reviewed the financial terms of the proposed mergers. Pursuant to the terms of the merger agreement, at the effective time of the first step merger, each share of CIT common stock issued and outstanding immediately prior to the effective time of the first step merger, except for certain shares as set forth in the merger agreement, shall be converted into the right to receive 0.06200 shares of First Citizens class A common stock. Based on the closing price of First Citizens Class A common stock on October 13, 2020 of $349.07, Piper Sandler calculated an aggregate implied transaction value of approximately $2.2 billion and an implied purchase price per share of $21.64, consisting of the implied value of 98,526,477 shares of CIT common stock and 1,678,024 CIT dilutive stock units outstanding, as provided by senior management of CIT and its representatives. Based upon financial information for CIT as of or for the last twelve months (“LTM”) ended June 30, 2020 and the closing price of CIT’s common stock on October 13, 2020, Piper Sandler calculated the following implied transaction metrics:
Transaction Price / Tangible Book Value per Share	43.3%
Transaction Price / LTM Earnings per Share	N/M(1)
Transaction Price / 2021E Mean Consensus Earnings per Share(2)	9.4x
Transaction Price / 2022E Mean Consensus Earnings per Share(3)	5.1x
Tangible Book Premium / Core Deposits (Excluding CDs > $100K)(4)	(7.2%)
Tangible Book Premium / Core Deposits (Excluding CDs > $250K)(5)	(6.4%)
Premium to CIT Market Price as of October 13, 2020	12.3%
(1)	N/M represents a negative value
(2)	2021E Mean Consensus Earnings per Share as provided by FactSet
(3)	2022E Mean Consensus Earnings per Share as provided by FactSet
(4)	Core deposits equal to total deposits less CDs greater than $100K
(5)	Core deposits equal to total deposits less CDs greater than $250K
Stock Trading History
Piper Sandler reviewed the publicly available historical reported trading prices of First Citizens class A common stock and CIT common stock for the one-year and three-year period ended October 13, 2020. Piper Sandler then compared the relationship between the movements in the price of First Citizens class A common stock and CIT common stock, respectively, to movements in their respective peer groups (as described below) as well as certain stock indices.

One-Year Stock Performance
	Beginning Value October 13, 2019	Ending Value October 13, 2020
First Citizens	100%	73.5%
CIT	100%	43.9%
Asset Peer Group	100%	79.3%
NASDAQ Bank Index	100%	76.1%
S&P 500 Index	100%	118.2%
Three-Year Stock Performance
	Beginning Value October 13, 2017	Ending Value October 13, 2020
First Citizens	100%	91.0%
CIT	100%	39.2%
Asset Peer Group	100%	73.9%
NASDAQ Bank Index	100%	69.7%
S&P 500 Index	100%	137.6%
Comparable Company Analyses.
Piper Sandler used publicly available information to compare selected financial information for First Citizens and CIT with a group of financial institutions selected by Piper Sandler. The First Citizens and CIT peer group included banks, thrifts and bank holding companies whose securities are publicly traded on a major exchange (NYSE, NYSEAM, NASDAQ), headquartered in the continental United States with total assets between $30B and $150B (the “Asset Peer Group”). The Asset Peer Group consisted of the following companies:
Associated Banc-Corp	Pinnacle Financial Partners, Inc.
BankUnited, Inc.	Prosperity Bancshares, Inc.
BOK Financial Corporation	Regions Financial Corporation
Comerica Incorporated	Signature Bank
Commerce Bancshares, Inc.	South State Corporation
Cullen/Frost Bankers, Inc.	Sterling Bancorp
East West Bancorp, Inc.	SVB Financial Group
F.N.B. Corporation	Synovus Financial Corp.
First Horizon National Corporation	TCF Financial Corporation
First Republic Bank	Texas Capital Bancshares, Inc.
Hancock Whitney Corporation	Valley National Bancorp
Huntington Bancshares Incorporated	Webster Financial Corporation
M&T Bank Corporation	Western Alliance Bancorporation
New York Community Bancorp, Inc.	Wintrust Financial Corporation
People's United Financial, Inc.	Zions Bancorporation, National Association
The analysis compared publicly available financial information for First Citizens and CIT as of the quarter ended June 30, 2020, with corresponding data for the Asset Peer Group as of the quarter ended June 30, 2020 with pricing data as of October 13, 2020. The table below sets forth the data for First Citizens and CIT and the median, mean, low and high data for the Asset Peer Group.

First Citizens and CIT Comparable Company Analysis
	First Citizens	CIT	Asset Peer Group Median	Asset Peer Group Mean	Asset Peer Group Low	Asset Peer Group High
Total assets ($B)	47.9	61.7	44.7	57.8	30.5	144.1
Loans / Deposits (%)	78.2	81.9	87.4	86.2	49.3	133.3
LLR / Gross loans (%)	0.68	3.20	1.46	1.42	0.41	2.48
CET1 Ratio (%)	10.3	10.0	10.1	10.4	8.8	13.3
Tier 1 Ratio (%)	11.4	11.0	10.9	11.2	9.8	14.0
Total RBC Ratio (%)	13.6	13.2	13.2	13.2	11.6	15.2
CRE / Total RBC Ratio (%)	123	131	204	215	2	750
MRQ Cost of Deposits (%)	0.18	1.23	0.32	0.36	0.03	1.04
MRQ Net interest margin (%)	3.14	2.14(1)	2.97	2.97	2.18	4.19
LTM Return on average assets (%)	1.08	(0.81)	0.84	0.85	(0.22)	1.56
LTM Return on average equity (%)	11.81	(7.15)	7.49	7.55	(1.97)	14.43
LTM Efficiency ratio (%)	64.9	69.8	56.2	54.4	39.2	66.4
Price/Tangible book value (%)	106	39	105	117	72	231
Price/LTM Earnings per share (x)	8.5	NM	10.2	12.0	6.4	23.3
Price/2021E Earnings per share (x)	—	8.4	10.2	11.2	7.2	21.8
Price/2022E Earnings per share (x)	—	4.6	8.4	9.4	6.4	19.3
Current Dividend Yield (%)	0.5	7.3	4.3	4.1	0.0	8.4
Market Cap ($B)	3.4	1.9	4.0	5.4	1.8	21.3
(1)	CIT NIM information reflects net finance margin
Note: Price-to-earnings metrics where the value was either negative, or greater than 30.0x, are considered “NM”.
Piper Sandler used publicly available information to perform an additional, similar analysis for CIT by comparing selected financial information for CIT with a group of financial institutions selected by Piper Sandler. The CIT peer group included the top 13 highest cost of fund banks, thrifts and bank holding companies whose securities are publicly traded on a major exchange (NYSE, NYSEAM, NASDAQ), headquartered in the continental United States with total assets between $10B and $185B, but excluded Ameriprise Financial, Inc., American Express Company, First American Financial Corporation and Hawaiian Electric Industries, Inc. due to the business model of these companies (the “Funding Peer Group”). The Funding Peer Group consisted of the following companies:
Ally Financial Inc.	Discover Financial Services
Axos Financial, Inc.	Hope Bancorp, Inc.
Bank OZK	Investors Bancorp, Inc.
BankUnited, Inc.	New York Community Bancorp, Inc.
Berkshire Hills Bancorp, Inc.	Synchrony Financial
Cathay General Bancorp	Washington Federal, Inc.
Customers Bancorp, Inc.
The analysis compared publicly available financial information for CIT as of the quarter ended June 30, 2020, with corresponding data for the Funding Peer Group as of the quarter ended June 30, 2020 with pricing data as of October 13, 2020. The table below sets forth the data for CIT and the median, mean, low and high data for the Funding Peer Group.

CIT Comparable Company Analysis
	CIT	Funding Peer Group Median	Funding Peer Group Mean	Funding Peer Group Low	Funding Peer Group High
Total assets ($B)	61.7	26.4	49.0	13.1	184.1
Loans / Deposits (%)	81.9	95.8	104.4	87.0	135.2
LLR / Gross loans (%)	3.20	1.28	2.75	0.41	12.52
CET1 Ratio (%)	10.0	11.8	11.8	7.8	15.3
Tier 1 Ratio (%)	11.0	12.7	12.4	9.7	16.3
Total RBC Ratio (%)	13.2	14.3	14.2	11.9	17.6
CRE / Total RBC Ratio (%)	131	257	260	0	750
MRQ Cost of Funds (%)	1.53	0.98	1.24	0.82	2.15
MRQ NIM (%)	2.14(1)	2.79	4.20	2.18	13.53
LTM Return on average assets (%)	(0.81)	0.88	0.63	(3.93)	2.06
LTM Return on average equity (%)	(7.15)	7.29	5.89	(30.09)	15.61
LTM Efficiency ratio (%)	69.8	51.8	50.2	30.9	64.5
Price/Tangible book value (%)	39	83	104	49	239
Price/LTM Earnings per share (x)	NM	9.7	10.5	6.0	20.3
Price/2021E Earnings per share (x)	8.4	8.9	9.5	4.2	14.8
Price/2022E Earnings per share (x)	4.6	7.4	7.7	4.1	12.4
Current Dividend Yield (%)	7.3	3.8	4.1	0.0	8.4
Market Cap ($B)	1.9	1.9	5.0	0.4	19.7
(1)	CIT NIM information reflects net finance margin
Note: Price-to-earnings metrics where the value was either negative, or greater than 30.0x, are considered “NM”
Analysis of Precedent Transactions
Piper Sandler reviewed a nationwide group of recent historical merger and acquisition transactions. The nationwide group consisted of nationwide bank and thrift transactions announced between January 1, 2005 and October 13, 2020 where the target’s total assets were greater than $25.0B at announcement (the “Nationwide Precedent Transactions”).
The Nationwide Precedent Transactions group was composed of the following transactions:
Acquiror	Target
Capital One Financial Corporation	North Fork Bancorporation, Inc.
Wachovia Corporation	Golden West Financial Corporation
Regions Financial Corporation	AmSouth Bancorporation
Toronto-Dominion Bank	TD Banknorth Inc.
Bank of New York Company, Inc.	Mellon Financial Corporation
Banco Bilbao Vizcaya Argentaria, S.A.	Compass Bancshares, Inc.
Bank of America Corporation	ABN AMRO Holding N.V.
Toronto-Dominion Bank	Commerce Bancorp, Inc.
Bank of America Corporation	Countrywide Financial Corporation
Mitsubishi UFJ Financial Group, Inc.	UnionBanCal Corporation
Wells Fargo & Company	Wachovia Corporation
Banco Santander, S.A.	Sovereign Bancorp, Inc.
PNC Financial Services Group, Inc.	National City Corporation
Bank of Montreal	Marshall & Ilsley Corporation
Capital One Financial Corporation	ING Groep N.V.
PNC Financial Services Group, Inc.	Royal Bank of Canada
M&T Bank Corporation	Hudson City Bancorp, Inc.

Acquiror	Target
Royal Bank of Canada	City National Corporation
KeyCorp	First Niagara Financial Group, Inc.
Huntington Bancshares Incorporated	FirstMerit Corporation
TIAA Board of Overseers	EverBank Financial Corp
BB&T Corporation	SunTrust Banks, Inc.
First Horizon National Corporation	IBERIABANK Corporation
Using the latest publicly available information prior to the announcement of the relevant transaction, Piper Sandler reviewed the following transaction metrics: transaction price to last-twelve-months earnings per share, transaction price to forward earnings per share, transaction price to tangible book value per share, core deposit premium, and 1-day market premium. Piper Sandler compared the indicated transaction metrics for the mergers to the median, mean, low and high metrics of the Nationwide Precedent Transactions group.
		Nationwide Precedent Transactions
	First Citizens/ CIT	Median	Mean	Low	High
Transaction Price / LTM Earnings Per Share (x)	NM	15.4	15.2	7.0	22.1
Transaction Price / Fwd Earnings Per Share (x)	9.4	15.1	15.6	4.6	26.1
Transaction Price / Tangible Book Value Per Share (%)	43	166	198	32	490
Tangible Book Value Premium to Core Deposits (%)	(7.2)	8.2	13.3	(9.1)	42.6
1-Day Market Premium (%)	12.3	8.3	12.6	(18.9)	79.0
Note: Price-to-earnings metrics where the value was either negative, or greater than 30.0x are considered “NM”; Core Deposits used in the Core Deposit Premium calculation defined as total deposits less time deposits with balances greater than $100,000.
Net Present Value Analyses.
Piper Sandler performed an analysis that estimated the net present value of a share of First Citizens class A common stock assuming First Citizens performed in accordance with certain internal financial projections for First Citizens for the years ending December 31, 2020, December 31, 2021 and December 31, 2022 with estimated long-term annual assets and net income to common stock growth rates for the years ending December 31, 2023, December 31, 2024 and December 31, 2025, as provided by the senior management of First Citizens, as well as an estimated dividend payout ratio for First Citizens for the years ending December 31, 2023, December 31, 2024 and December 31, 2025, as provided by the senior management of First Citizens. To approximate the terminal value of a share of First Citizens class A common stock at December 31, 2024, Piper Sandler applied price to forward earnings multiples ranging from 8.0x to 13.0x and multiples of December 31, 2024 tangible book value ranging from 80% to 130%. The terminal values were then discounted to present values using different discount rates ranging from 8.0% to 13.0%, which were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of First Citizens class A common stock. As illustrated in the following tables, the analysis indicated an imputed range of values per share of First Citizens class A common stock of $291.28 to $567.56 when applying multiples of earnings and $264.57 to $514.95 when applying multiples of tangible book value.
Earnings Per Share Multiples
Discount Rate	8.0x	9.0x	10.0x	11.0x	12.0x	13.0x
8.0%	$352.44	$395.46	$438.49	$481.51	$524.53	$567.56
9.0%	339.02	380.39	421.76	463.13	504.50	545.87
10.0%	326.22	366.02	405.81	445.61	485.40	525.20
11.0%	314.02	352.32	390.61	428.91	467.20	505.49
12.0%	302.39	339.25	376.11	412.97	449.83	486.69
13.0%	291.28	326.77	362.27	397.76	433.26	468.75

Tangible Book Value Per Share Multiples
Discount Rate	80%	90%	100%	110%	120%	130%
8.0%	$320.07	$359.05	$398.02	$437.00	$475.98	$514.95
9.0%	307.89	345.37	382.85	420.33	457.81	495.29
10.0%	296.28	332.33	368.39	404.44	440.49	476.54
11.0%	285.21	319.90	354.59	389.29	423.98	458.67
12.0%	274.65	308.04	341.44	374.83	408.23	441.62
13.0%	264.57	296.73	328.89	361.04	393.20	425.36
Piper Sandler also considered and discussed with the First Citizens’ board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to earnings. To illustrate this impact, Piper Sandler performed a similar analysis, assuming First Citizens’ earnings varied from 10.0% above projections to 10.0% below projections. This analysis resulted in the following range of per share values for First Citizens class A common stock, applying the price to 2024 earnings multiples range of 8.0x to 13.0x referred to above and a discount rate of 10.24%.
Annual Estimate Variance	8.0x	9.0x	10.0x	11.0x	12.0x	13.0x
(10.0%)	$291.71	$327.20	$362.69	$398.18	$433.66	$469.15
(5.0%)	307.49	344.95	382.40	419.86	457.32	494.78
0.0%	323.26	362.69	402.12	441.55	480.98	520.41
5.0%	339.03	380.43	421.83	463.24	504.64	546.04
10.0%	354.80	398.18	441.55	484.92	528.30	571.67
Piper Sandler also performed an analysis that estimated the net present value of a share of CIT common stock, assuming CIT performed in accordance with publicly available mean analyst earnings per share and dividends per share estimates for CIT for the quarter ending December 31, 2020 and for the years ending December 31, 2021 and December 31, 2022 with an estimated annual long-term earnings per share growth rate for the years ending December 31, 2023, December 31, 2024 and December 31, 2025, as provided by the senior management of First Citizens, as well as estimated annual dividends per share for the years ending December 31, 2023, December 31, 2024 and December 31, 2025, as provided by the senior management of First Citizens. To approximate the terminal value of a share of CIT common stock at December 31, 2024, Piper Sandler applied price to forward earnings multiples ranging from 6.0x to 11.0x and multiples of December 31, 2024 tangible book value ranging from 40% to 110%. The terminal values were then discounted to present values using different discount rates ranging from 12.0% to 17.0%, which were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of CIT common stock. As illustrated in the following tables, the analysis indicated an imputed range of values per share of CIT common stock of $21.65 to $43.06 when applying multiples of earnings and $16.91 to $46.48 when applying multiples of tangible book value.
Earnings Per Share Multiples
Discount Rate	6.0x	7.0x	8.0x	9.0x	10.0x	11.0x
12.0%	$25.67	$29.15	$32.63	$36.10	$39.58	$43.06
13.0%	24.80	28.14	31.49	34.84	38.19	41.54
14.0%	23.96	27.18	30.41	33.63	36.86	40.08
15.0%	23.16	26.26	29.37	32.48	35.59	38.69
16.0%	22.39	25.38	28.38	31.37	34.37	37.36
17.0%	21.65	24.54	27.43	30.32	33.21	36.09

Tangible Book Value Per Share Multiples
Discount Rate	40%	60%	80%	90%	100%	110%
12.0%	$19.96	$27.54	$35.12	$38.90	$42.69	$46.48
13.0%	19.30	26.59	33.89	37.54	41.18	44.83
14.0%	18.66	25.69	32.72	36.23	39.74	43.26
15.0%	18.05	24.82	31.59	34.98	38.37	41.75
16.0%	17.47	24.00	30.52	33.79	37.05	40.31
17.0%	16.91	23.20	29.50	32.64	35.79	38.94
Piper Sandler also considered and discussed with the First Citizens’ board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to earnings. To illustrate this impact, Piper Sandler performed a similar analysis assuming CIT’s earnings varied from 10.0% above estimates to 10.0% below estimates. This analysis resulted in the following range of per share values for CIT common stock, applying the price to 2024 earnings multiples range of 6.0x to 11.0x referred to above and a discount rate of 16.78%.
Annual Estimate Variance	6.0x	7.0x	8.0x	9.0x	10.0x	11.0x
(10.0%)	$20.07	$22.69	$25.31	$27.93	$30.55	$33.17
(5.0%)	20.94	23.71	26.47	29.24	32.00	34.77
0.0%	21.81	24.72	27.64	30.55	33.46	36.37
5.0%	22.69	25.74	28.80	31.86	34.91	37.97
10.0%	23.56	26.74	29.97	33.17	36.47	39.57
Piper Sandler noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.
Transaction Analysis
Piper Sandler analyzed certain potential estimated effects of the mergers on First Citizens assuming the mergers close on April 1, 2021. Piper Sandler utilized the following information and assumptions: (a) certain internal financial projections for First Citizens for the years ending December 31, 2020, December 31, 2021 and December 31, 2022 with estimated long-term annual assets and net income to common stock growth rates for the years ending December 31, 2023, December 31, 2024 and December 31, 2025, as provided by the senior management of First Citizens, as well as an estimated dividend payout ratio for First Citizens for the years ending December 31, 2023, December 31, 2024 and December 31, 2025, as provided by the senior management of First Citizens, (b) publicly available mean analyst earnings per share and dividends per share estimates for CIT for the quarter ending December 31, 2020 and for the years ending December 31, 2021 and December 31, 2022 with an estimated annual long-term earnings per share growth rate for the years ending December 31, 2023, December 31, 2024 and December 31, 2025, as provided by the senior management of First Citizens, as well as estimated annual dividends per share for the years ending December 31, 2023, December 31, 2024 and December 31, 2025, as provided by the senior management of First Citizens, and (c) the estimated financial impact of the mergers on First Citizens based on certain assumptions relating to transaction expenses, purchase accounting adjustments and cost savings, as well as the establishment of certain reserves for current expected credit losses (CECL) accounting standards, as provided by the senior managements of First Citizens.
The analysis indicated that the mergers could be accretive to First Citizens’ estimated earnings per share (excluding one-time transaction costs and expenses) in the years ending December 31, 2021 through December 31, 2022 and accretive to First Citizens’ estimated tangible book value per share at close and December 31, 2021 and December 31, 2022.

In connection with this analysis, Piper Sandler considered and discussed with the First Citizens’ board of directors how the analysis would be affected by changes in the underlying assumptions, including the impact of final purchase accounting adjustments determined at the closing of the mergers, and noted that the actual results achieved by the combined company may vary from projected results and the variations may be material.
Piper Sandler’s Relationship
Piper Sandler is acting as First Citizens’ financial advisor in connection with the mergers and will receive a fee for such services in an amount equal to $5 million, which fee is contingent upon the closing of the mergers. Piper Sandler also received a $250,000 fee from First Citizens upon rendering its opinion, which opinion fee will be credited in full towards the transaction fee which will become payable to Piper Sandler upon closing of the mergers. First Citizens has also agreed to indemnify Piper Sandler against certain claims and liabilities arising out of Piper Sandler’s engagement and to reimburse Piper Sandler for certain of its out-of-pocket expenses incurred in connection with Piper Sandler’s engagement.
In the two years preceding the date of Piper Sandler’s opinion, Piper Sandler provided certain other investment banking services to First Citizens. Specifically, Piper Sandler acted as book-running manager in connection with First Citizens’ offer and sale of subordinated debt and preferred stock, which transactions occurred in February and March 2020, respectively, and for which Piper Sandler received an aggregate fee of approximately $5 million. Piper Sandler did not provide any investment banking services to CIT in the two years preceding the date of its opinion. In the ordinary course of Piper Sandler’s business as a broker-dealer, Piper Sandler may purchase securities from and sell securities to First Citizens, CIT and their respective affiliates. Piper Sandler may also actively trade the equity and debt securities of First Citizens, CIT and their respective affiliates for Piper Sandler’s account and for the accounts of Piper Sandler’s customers.
CIT’s Reasons for the Merger; Recommendation of CIT’s Board of Directors
In evaluating the merger agreement, the mergers and the other transactions contemplated by the merger agreement, the CIT board of directors consulted with CIT’s management and financial and legal advisors. In reaching its decision to approve the merger agreement, and to adopt the merger agreement and recommend adoption of the merger agreement by the CIT stockholders, the CIT board of directors considered a number of factors, including the following:
•
each of CIT’s and First Citizens’ business, operations, financial condition, stock performance, asset quality, earnings and prospects, including the impact of the COVID-19 pandemic and the interest rate environment; increased operating costs resulting from regulatory and compliance mandates; increasing competition from both banks and non-bank financial and financial technology firms; current financial market conditions; and the likely effects of the foregoing factors on CIT’s and the combined company’s potential growth, development, productivity and strategic options. In reviewing these factors, including the information obtained through due diligence, the CIT board of directors considered that First Citizens’ and CIT’s respective business, operations and risk profile complement each other and that the companies’ separate earnings and prospects, and the synergies and scale potentially available in the proposed transaction, create the opportunity for the combined company to leverage complementary and diversified revenue streams and to have superior future earnings and prospects compared to CIT’s earnings and prospects on a stand-alone basis;

•
the evaluation of the anticipated value of the combined company following the closing of the mergers and the long-term value of the combined company (including based on a dividend discount analysis and a review longer-term comparative price performances), in each case, as compared with the value of CIT on a stand-alone basis and the value of First Citizens in relation to other potential strategic options;

•	the extensive review conducted by CIT and its advisors of the potential strategic options available to CIT;
•	the ability to leverage the scale and financial capabilities of the combined company to make additional investments in innovation and technology to improve customer offerings and service;
•	the combined company’s position as the 19th largest bank in the United States based on total consolidated assets;

•	the opportunity presented by the combination of First Citizens’ strong, low-cost deposit franchise with CIT’s leading national commercial lending platform;
•	the soundness of First Citizens’ asset quality, particularly in view of the asset quality risk exacerbated by the COVID-19 pandemic;
•	the expectation that the combination will create a full service, diversified consumer and commercial bank operating in high growth markets throughout the Southeast, Western and Eastern U.S.;
•	the compatibility of First Citizens’ and CIT’s cultures and credit philosophies;
•	the governance structure for the combined company, including the fact that the board of directors of the combined company would be composed of three (3) CIT directors;
•	First Citizens’ and CIT’s past records of integrating acquisitions and of realizing expected financial and other benefits of such acquisitions;
•
the anticipated pro forma financial impact of the mergers on the combined company, including earnings, return on equity, tangible book value accretion, asset quality, liquidity and regulatory capital levels;

•
the complementary nature of CIT’s and First Citizens’ businesses and prospects given the markets they serve and products they offer, and the expectation that the transaction would provide economies of scale, enhanced ability to invest in technology and innovation, expanded product offerings, cost savings opportunities, reduced funding costs, access to low-cost deposits and enhanced opportunities for growth;

•
CIT’s and First Citizens’ shared belief in a purpose-driven and thoughtful approach to the combination and the combined company, structured to maximize the potential for synergies and positive impact to local communities and minimize the loss of customers and employees and to further diversify the combined company’s operating risk profile compared to the risk profile of either company on a stand-alone basis;

•
the review and discussions with CIT’s senior management and advisors concerning the due diligence review of the operations, financial condition and regulatory compliance programs and prospects of First Citizens and other strategic options;

•	the expectation that the required regulatory approvals could be obtained in a timely fashion;
•	the expectation that the transaction will be generally tax-free for United States federal income tax purposes to CIT’s stockholders;
•
the fact that the exchange ratio would be fixed, which the CIT board of directors believed was consistent with market practice for transactions of this type and with the strategic purpose of the transaction, and the fact that CIT stockholders would own approximately 39% of the combined company;

•
the opinion, dated October 15, 2020, of KBW to the CIT board of directors as to the fairness, from a financial point of view and as of such date, of the exchange ratio pursuant to the merger agreement to the holders of CIT common stock, which opinion was based on and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW, as further described under the heading “—Opinions of CIT’s Financial Advisors—Opinion of Keefe, Bruyette & Woods, Inc.” beginning on page 92;

•
the opinion, dated October 15, 2020, of Morgan Stanley to the CIT board of directors, that, as of such date, and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth therein, the exchange ratio pursuant to the merger agreement was fair, from a financial point of view, to holders of shares of CIT common stock (other than holders of excluded shares), as further described under the heading “—Opinions of CIT’s Financial Advisors—Opinion of Morgan Stanley & Co. LLC” beginning on page 107;

•	the review with CIT’s legal advisors of the terms of the merger agreement, including the representations, covenants, termination and related provisions;
•	the fact that the adoption of the merger agreement and the transactions contemplated thereby will be subject to the approval of CIT stockholders;
•
the fact that holders of approximately 29.43% of the voting power of First Citizens common stock have entered into a voting agreement with CIT to, among other things, vote their shares in favor of the approval of the issuance of the shares of First Citizens capital stock pursuant to the merger agreement; and

•
the view of the CIT board of directors of the capability and likelihood for other potential counterparties to emerge and that, although the merger agreement contains a covenant prohibiting CIT from soliciting third-party acquisition proposals, it permits the CIT board of directors to consider and respond to unsolicited proposals, subject to certain requirements, as more fully described under “The Merger Agreement—Covenants and Agreements” beginning on page 136;

•
the right of the CIT board of directors under the merger agreement to withdraw its recommendation to the CIT stockholders that they adopt the merger agreement in certain circumstances, as more fully described under “The Merger Agreement—Covenants and Agreements” beginning on page 136; and

•
the CIT board of directors’ determination, based on discussions with its financial and legal advisors, that the payment by CIT in certain circumstances of a $64,000,000 termination fee is: (i) reasonable and customary in size in transactions similar to the mergers; and (ii) would not be likely to preclude a willing and financially capable third party, were one to exist, from making a superior proposal for CIT following the announcement of the transaction.

The CIT board of directors also considered the potential risks related to the transaction. The CIT board of directors concluded that the anticipated benefits of combining with First Citizens were likely to substantially outweigh these risks. These potential risks included:
•	the diversion of management focus and resources from other strategic opportunities and operational matters while working to implement the transaction and integrate the two companies;
•	the possibility of encountering difficulties in achieving cost savings and synergies in the amounts currently estimated or within the time frame currently contemplated;
•
the dual-class voting stock structure of First Citizens, with the result that CIT shareholders would own a substantially lesser share of the voting power of the combined company than the economic equity;

•	the voting equity ownership of First Citizens Class B shares by the Holding family;
•	the possibility of encountering difficulties in successfully integrating the businesses, operations and workforces of CIT and First Citizens;
•	certain anticipated merger-related costs;
•
the regulatory and other approvals required in connection with the transaction and the risk that such regulatory approvals will not be received or will not be received in a timely manner or may impose burdensome or unacceptable conditions;

•	the potential for legal claims challenging the mergers; and
•	the other risks described under the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements”.
The foregoing discussion of the information and factors considered by the CIT board of directors is not intended to be exhaustive, but includes the material factors considered by the CIT board of directors. In reaching its decision to approve the merger agreement, the mergers, and the other transactions contemplated by the merger agreement, the CIT board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The CIT board of directors considered these factors as a whole, including discussions with CIT’s management and financial and legal advisors, in evaluating the merger agreement, the mergers, and the other transactions contemplated by the merger agreement.
For the reasons set forth above, the CIT board of directors determined that the mergers, the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of CIT and its stockholders, and adopted and approved the merger agreement and the transactions contemplated thereby, including the mergers.
In considering the recommendation of the CIT board of directors, you should be aware that certain directors and executive officers of CIT may have interests in the mergers that are different from, or in addition to, interests of stockholders of CIT generally and may create potential conflicts of interest. The CIT board of directors was aware of these interests and considered them when evaluating and negotiating the merger agreement, the mergers and the other transactions contemplated by the merger agreement, and in recommending to CIT’s stockholders that they vote in favor of the CIT merger proposal. See “The Merger—Interests of CIT’s Directors and Executive Officers in the Mergers”.
It should be noted that this explanation of the reasoning of the CIT board of directors and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” on page 41.
For the reasons set forth above, the CIT board of directors unanimously recommends that the holders of CIT common stock vote “FOR” the CIT merger proposal.
Opinions of CIT’s Financial Advisors
Opinion of Keefe, Bruyette & Woods, Inc.
CIT engaged KBW to render financial advisory and investment banking services to CIT, including an opinion to the CIT board of directors as to the fairness, from a financial point of view, to the holders of CIT common stock of the exchange ratio in the first step merger. CIT selected KBW because KBW is a nationally recognized investment banking firm with substantial experience in transactions similar to the mergers. As part of its investment banking business, KBW is continually engaged in the valuation of financial services businesses and their securities in connection with mergers and acquisitions.
As part of its engagement, representatives of KBW participated telephonically in the meeting of the CIT board of directors held on October 15, 2020, at which the CIT board of directors evaluated the proposed mergers. At this meeting, KBW rendered to the CIT board of directors an opinion to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in its opinion, the exchange ratio in the first step merger was fair, from a financial point of view, to the holders of CIT common stock. The CIT board of directors approved the merger agreement at this meeting.
The description of the opinion set forth herein is qualified in its entirety by reference to the full text of the opinion, which is attached as Annex D to this document and is incorporated herein by reference, and describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion.
KBW’s opinion speaks only as of the date of the opinion. The opinion was for the information of, and was directed to, the CIT board of directors (in its capacity as such) in connection with its consideration of the financial terms of the first step merger. The opinion addressed only the fairness, from a financial point of view, of the exchange ratio in the first step merger to the holders of CIT common stock. It did not address the underlying business decision of CIT to engage in the first step merger or enter into the merger agreement or constitute a recommendation to the CIT board of directors in connection with the first step merger, and it does not constitute a recommendation to any holder of CIT common stock or any stockholder of any other entity as to how to vote in connection with the first step merger or any other matter, nor does it constitute a recommendation regarding whether or not any such stockholder should enter into a voting, stockholders’, or affiliates’ agreement with respect to the first step merger or exercise any dissenters’ or appraisal rights that may be available to such stockholder.

KBW’s opinion was reviewed and approved by KBW’s Fairness Opinion Committee in conformity with its policies and procedures established under the requirements of FINRA Rule 5150.
In connection with the opinion, KBW reviewed, analyzed and relied upon material bearing upon the financial and operating condition of CIT and First Citizens and bearing upon the first step merger, including, among other things, the following:
•	a draft of the merger agreement dated October 15, 2020 (the most recent draft made available to KBW);
•	the audited financial statements and the Annual Reports on Form 10-K for the three fiscal years ended December 31, 2019 of CIT;
•
the unaudited quarterly financial statements and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2020 and June 30, 2020 of CIT and the preliminary unaudited quarterly financial statements for the quarter ended September 30, 2020 of CIT;

•	the audited financial statements and Annual Reports on Form 10-K for the three fiscal years ended December 31, 2019 of First Citizens;
•
the unaudited quarterly financial statements and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2020 and June 30, 2020 of First Citizens and the preliminary unaudited quarterly financial statements for the quarter ended September 30, 2020 of First Citizens;

•
certain regulatory filings of CIT and First Citizens and their respective subsidiaries, including the quarterly reports on Form FR Y-9C and call reports filed with respect to each quarter during the three-year period ended December 31, 2019 as well as the quarters ended March 31, 2020 and June 30, 2020;

•	certain other interim reports and other communications of CIT and First Citizens to their respective stockholders; and
•
other financial information concerning the businesses and operations of CIT and First Citizens that was furnished to KBW by CIT and First Citizens or which KBW was otherwise directed to use for purposes of KBW’s analyses.

KBW’s consideration of financial information and other factors that it deemed appropriate under the circumstances or relevant to its analyses included, among others, the following:
•	the historical and current financial position and results of operations of CIT and First Citizens;
•	the assets and liabilities of CIT and First Citizens;
•	a comparison of certain financial and stock market information for CIT and First Citizens with similar information for certain other companies the securities of which were publicly traded;
•
financial and operating forecasts and projections of CIT that were prepared by CIT management, provided to and discussed with KBW by CIT management, which forecasts were adjusted based on CIT’s guidance and used and relied upon by KBW at the direction of such management and with the consent of the CIT board of directors;

•
certain financial projections with respect to CIT that were primarily derived from a consensus of selected Wall Street equity research financial forecasts identified by the management of CIT, which forecasts were extrapolated for certain fiscal years based on CIT’s guidance that were provided to and discussed with KBW by CIT management, and used and relied upon by KBW at the direction of such management and with the consent of the CIT board of directors (such forecasts and extrapolations thereof, the “CIT Street Forecasts”);

•
financial and operating forecasts and projections of First Citizens that were prepared by First Citizens management, provided to and discussed with KBW by First Citizens management, and used and relied upon by KBW based on such discussions, at the direction of CIT management and with the consent of the CIT board of directors;

•
estimates regarding certain pro forma financial effects of the first step merger on First Citizens (including, without limitation, the cost savings and related expenses expected to result or be derived from the first step merger) that were prepared by First Citizens management, provided to and discussed with KBW by First Citizens management, and used and relied upon by KBW based on such discussions, at the direction of CIT management and with the consent of the CIT board of directors; and

•	certain third party economic forecasts and loan review reports.
KBW also performed such other studies and analyses as it considered appropriate and took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuation and knowledge of the banking industry generally. KBW also participated in discussions held by the managements of CIT and First Citizens regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as KBW deemed relevant to its inquiry. In addition, KBW considered the results of the efforts undertaken by CIT, with KBW’s assistance, to solicit indications of interest from third parties regarding a potential transaction with CIT.
In conducting its review and arriving at its opinion, KBW relied upon and assumed the accuracy and completeness of all of the financial and other information that was provided to KBW or that was publicly available and KBW did not independently verify the accuracy or completeness of any such information or assume any responsibility or liability for such verification, accuracy or completeness. KBW relied upon the management of CIT as to the reasonableness and achievability of the financial and operating forecasts and projections of CIT and the CIT Street Forecasts, all as referred to above (and the assumptions and bases for all such information), and KBW assumed that all such information was reasonably prepared on a basis reflecting, or in the case of the CIT Street Forecasts referred to above that such forecasts are consistent with, the best currently available estimates and judgments of such management and that the forecasts, projections and estimates reflected in such information would be realized in the amounts and in the time periods estimated by such management. KBW further relied upon First Citizens management, with the consent of CIT, as to the reasonableness and achievability of the financial and operating forecasts and projections of First Citizens and the estimates regarding certain pro forma financial effects of the first step merger on First Citizens (including, without limitation, the cost savings and related expenses expected to result or be derived from the first step merger), all as referred to above (and the assumptions and bases for all such information), and KBW assumed that all such information was reasonably prepared on a basis reflecting the best currently available estimates and judgments of First Citizens management and that the forecasts, projections and estimates reflected in such information would be realized in the amounts and in the time periods estimated by such management.
It is understood that the foregoing financial information of CIT and First Citizens that was provided to KBW was not prepared with the expectation of public disclosure and that the foregoing financial information was based on numerous variables and assumptions that are inherently uncertain (including, without limitation, factors related to general economic and competitive conditions and, in particular, assumptions regarding the ongoing COVID-19 pandemic) and, accordingly, actual results could vary significantly from those set forth in such information. KBW assumed, based on discussions with the respective managements of CIT and First Citizens and with the consent of the CIT board of directors, that all such information provided a reasonable basis upon which KBW could form its opinion and KBW expressed no view as to any such information or the assumptions or bases therefor. Among other things, such information assumed that the ongoing COVID-19 pandemic could have a significant adverse impact on CIT and First Citizens. KBW relied on all such information without independent verification or analysis and did not in any respect assume any responsibility or liability for the accuracy or completeness thereof.
KBW also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either CIT or First Citizens since the date of the last financial statements of each such entity that were made available to KBW. KBW is not an expert in the independent verification of the adequacy of allowances for loan and lease losses and KBW assumed, without independent verification and with CIT’s consent, that the aggregate allowances for loan and lease losses for CIT and First Citizens are adequate to cover such losses. In rendering its opinion, KBW did not make or obtain any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of CIT or First Citizens, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor did KBW examine any individual loan or credit files, nor did it evaluate the solvency, financial capability or fair value of CIT or First Citizens under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Such estimates are inherently subject to uncertainty and should not be taken as KBW’s view of the actual value of any companies or assets.
KBW assumed, in all respects material to its analyses, the following:
•
that the first step merger and any related transactions (including, without limitation, the second step merger and the bank merger) would be completed substantially in accordance with the terms set forth in the merger agreement (the final terms of which KBW assumed would not differ in any respect material to KBW’s analyses from the draft reviewed by KBW and referred to above) with no adjustments to the exchange ratio and with no other consideration or payments in respect of CIT common stock;

•	that the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement were true and correct;
•	that each party to the merger agreement and all related documents would perform all of the covenants and agreements required to be performed by such party under such documents;
•
that there were no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the first step merger or any related transactions and that all conditions to the completion of the first step merger and any related transaction would be satisfied without any waivers or modifications to the merger agreement or any of the related documents; and

•
that in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the first step merger and any related transaction, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, would be imposed that would have a material adverse effect on the future results of operations or financial condition of CIT, First Citizens or the pro forma entity, or the contemplated benefits of the first step merger, including without limitation the cost savings and related expenses expected to result or be derived from the first step merger.

KBW assumed that the first step merger would be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act, and all other applicable federal and state statutes, rules and regulations. KBW was further advised by representatives of CIT that CIT relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to CIT, First Citizens, the first step merger and any related transaction, and the merger agreement. KBW did not provide advice with respect to any such matters.
KBW’s opinion addressed only the fairness, from a financial point of view, as of the date of the opinion, of the exchange ratio in the first step merger to the holders of CIT common stock. KBW expressed no view or opinion as to any other terms or aspects of the first step merger or any term or aspect of any related transaction (including the second step merger and the bank merger), including, without limitation, the form or structure of the first step merger or any such related transaction, any consequences of the first step merger or any such related transaction to CIT, its stockholders, creditors or otherwise, the treatment of CIT’s outstanding preferred stock in the first step merger, or any terms, aspects, merits or implications of any employment, consulting, voting, support, stockholder or other agreements, arrangements or understandings contemplated or entered into in connection with the first step merger or otherwise. KBW’s financial analysis did not take into account any potential differences in the value of the First Citizens Class A common stock and First Citizens Class B common stock as a result of the different terms thereof. KBW’s opinion was necessarily based upon conditions as they existed and could be evaluated on the date of such opinion and the information made available to KBW through such date. At the time of delivery of KBW’s opinion, there was widespread disruption, extraordinary uncertainty and unusual volatility arising from the effects of the COVID-19 pandemic, including the effect of evolving governmental interventions and non-interventions. Developments subsequent to the date of KBW’s opinion may have affected, and may affect, the conclusion reached in KBW’s opinion and KBW did not and does not have an obligation to update, revise or reaffirm its opinion. KBW’s opinion did not address, and KBW expressed no view or opinion with respect to:
•	the underlying business decision of CIT to engage in the first step merger or enter into the merger agreement;
•	the relative merits of the first step merger as compared to any strategic alternatives that are, have been or may be available to or contemplated by CIT or the CIT board of directors;
•
the fairness of the amount or nature of any compensation to any of CIT’s officers, directors or employees, or any class of such persons, relative to the compensation to the holders of CIT common stock;

•
the effect of the first step merger or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of CIT (other than the holders of CIT common stock, solely with respect to the exchange ratio, as described in KBW’s opinion and not relative to the consideration to be received by holders of any other class of securities) or holders of any class of securities of First Citizens or any other party to any transaction contemplated by the merger agreement;

•	the actual value of First Citizens Class A common stock to be issued in the first step merger;
•
the prices, trading range or volume at which CIT common stock or First Citizens Class A common stock would trade following the public announcement of the first step merger or the prices, trading range or volume at which First Citizens Class A common stock would trade following the consummation of the first step merger;

•	any advice or opinions provided by any other advisor to any of the parties to the first step merger or any other transaction contemplated by the merger agreement; or
•
any legal, regulatory, accounting, tax or similar matters relating to CIT, First Citizens, their respective stockholders, or relating to or arising out of or as a consequence of the first step merger or any related transaction (including the second step merger and the bank merger), including whether or not the first step merger would qualify as a tax-free reorganization for United States federal income tax purposes.

In performing its analyses, KBW made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of KBW, CIT and First Citizens. Any estimates contained in the analyses performed by KBW are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, KBW’s opinion was among several factors taken into consideration by the CIT board of directors in making its determination to approve the merger agreement and the mergers. Consequently, the analyses described below should not be viewed as determinative of the decision of the CIT board of directors with respect to the fairness of the exchange ratio. The type and amount of consideration payable in the first step merger were determined through negotiation between CIT and First Citizens and the decision of CIT to enter into the merger agreement was solely that of the CIT board of directors.
The following is a summary of the material financial analyses presented by KBW to the CIT board of directors in connection with its opinion. The summary is not a complete description of the financial analyses underlying the opinion or the presentation made by KBW to the CIT board of directors, but summarizes the material analyses performed and presented in connection with such opinion. The financial analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex analytic process involving various determinations as to appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, KBW did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, KBW believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion.
Implied Transaction Statistics for the First Step Merger. Utilizing an implied transaction value for the first step merger of $21.39 per outstanding share of CIT common stock based on the 0.0620x exchange ratio in the first step merger and the closing price of First Citizens Class A common stock on October 14, 2020, KBW reviewed with the CIT board of directors, among other things, the following implied transaction statistics for the first step merger, which (as indicated below) were based on historical financial information of CIT and either earnings per share (“EPS”) consensus “street” estimates for CIT reflected in the CIT Street Forecasts or internal EPS estimates for CIT provided by CIT management:
Price / September 30, 2020 Tangible Book Value per Share	0.43x
	Based on “Street” Estimates	Based on Adjusted Internal Estimates(1)	Based on Internal Estimates
Price / 2021 Earnings per Share	9.3x	6.9x	4.3x
Price / 2022 Earnings per Share	5.1x	5.1x	4.0x
(1)	Adjusted to reflect a normalized loan loss provision of $45 million per quarter as directed by CIT management.
CIT Selected Companies Analysis – Selection Based on the Size of Total Assets. Using publicly available information, KBW compared the financial performance, financial condition and market performance of CIT to fourteen (14) publicly-traded banks with total assets between $50.0 billion and $225.0 billion. Trust and custody banks were excluded from the selected companies. SVB Financial Group and First Republic Bank were also excluded from the selected companies given the business and growth profile of the two institutions.
The selected companies were as follows:
Fifth Third Bancorp
Citizens Financial Group, Inc.
KeyCorp
Regions Financial Corporation
M&T Bank Corporation
Huntington Bancshares Incorporated
Comerica Incorporated
Zions Bancorporation, NA
Popular, Inc.
People’s United Financial, Inc.
Signature Bank
New York Community Bancorp, Inc.
Synovus Financial Corp.
TCF Financial Corporation
To perform this analysis, KBW used profitability and other financial information for the latest 12 months (“LTM”) available or as of the end of the most recent quarter available and market price information as of October 14, 2020. KBW also used 2020, 2021 and 2022 EPS estimates taken from publicly available consensus “street estimates” for CIT and the selected companies. Certain financial data prepared by KBW, as referenced in the tables presented below, may not correspond to the data presented in CIT’s historical financial statements, or the data prepared by Piper Sandler presented under the section entitled “The Mergers—Opinion of First Citizens’ Financial Advisor” or Morgan Stanley presented under the section entitled “The Mergers—Opinions of CIT’s Financial Advisors—Opinion of Morgan Stanley & Co. LLC,” as a result of the different periods, assumptions and methods used by KBW to compute the financial data presented.

KBW’s analysis showed the following concerning the financial performance of CIT and the selected companies:
		Selected Companies
	CIT	Bottom Quartile	Median	Average	Top Quartile
LTM Core Return on Assets (%)(1)	(0.12)	0.75	0.83	0.86	0.97
LTM Core Return on Equity (%)(1)	(1.09)	6.17	7.85	7.60	8.55
LTM Core Return on Average Tangible Common Equity (%)(1)	(1.27)	9.10	10.26	10.56	11.28
LTM Core Pre-tax Pre-provision Return on Average Assets (%)(2)	1.29	1.69	1.80	1.76	1.85
LTM Net Interest Margin (%)	2.70(4)	3.04	3.12	3.20	3.41
LTM Fee Income / Revenue Ratio (%)	24.1(3)	20.4	28.4	25.6	33.7
LTM Efficiency Ratio (%)	61.3(4)	58.0	56.5	55.2	55.7
(1)
Core income excluded extraordinary items, nonrecurring items (including deferred tax asset revaluations), gains/losses on sale of securities, and amortization of intangibles as calculated by S&P Global Market Intelligence.

(2)
Income before taxes excluding provision for loan losses and extraordinary items, excluding gain on the sale of available for sale securities, amortization of intangibles, goodwill and nonrecurring items.

(3)	Adjusted for lease payments.
(4)	Net finance margin and net efficiency ratio were provided by CIT management.
KBW’s analysis also showed the following concerning the financial condition of CIT and the selected companies:
		Selected Companies
	CIT	Bottom Quartile	Median	Average	Top Quartile
Tangible Common Equity / Tangible Assets (%)	8.01	7.42	7.69	7.72	8.06
Common Equity Tier 1 Ratio (%)	9.96	9.53	9.75	10.17	10.14
Total Capital Ratio (%)	13.22	12.73	13.05	13.39	13.49
Loans / Deposits (%)	98.9(2)	78.5	85.0	85.6	90.2
Loan Loss Reserve / Gross Loans (%)	3.20	1.32	1.63	1.69	2.04
Non-performing Assets / Loans + OREO (%)(1)	1.63	1.25	1.02	1.47	0.88
Criticized Loans / Loans (%)	6.5	4.1	2.3	3.4	1.6
LTM Net Charge-offs / Average Loans (%)	0.84	0.46	0.30	0.33	0.12
(1)	Non-performing assets included nonaccrual loans, accruing troubled debt restructured loans, loans 90+ days past due, and other real estate owned as defined by S&P Global Market Intelligence.
(2)	CIT loans / deposits ratio included total leases.
In addition, KBW’s analysis showed the following concerning the market performance of CIT and the selected companies:
		Selected Companies
	CIT	Bottom Quartile	Median	Average	Top Quartile
1-Year Stock Price Change (%)	(56.6)	(33.7)	(30.4)	(29.4)	(28.0)
YTD Stock Price Change (%)	(58.1)	(41.2)	(37.7)	(36.8)	(32.7)
Stock Price / Tangible Book Value per Share (x)	0.38	0.88	0.98	0.97	1.03
Stock Price / 2020 EPS Estimate (x)(1)	NM(2)	9.9	13.1	13.1	14.6
Stock Price / 2021 EPS Estimate (x)(1)	8.3	9.3	9.9	9.6	10.4
Stock Price / 2022 EPS Estimate (x)(1)	4.5	7.6	8.0	8.0	8.4
Dividend Yield (%)	7.3	4.5	5.3	5.3	6.2
LTM Dividend Payout (%)	NM(3)	49.0	59.8	58.0	65.5
(1)	Calculated using consensus “street estimates”.
(2)	NM shown for multiples greater than 30.0x or less than 0.0x.
(3)	NM shown for dividend payout ratios greater than 100.0% or less than 0.0%.

The low and high stock price-to-tangible book value per share multiples of the selected companies were 0.64x and 1.24x, respectively. The low and high stock price-to-2020 estimated EPS multiples of the selected companies were 8.7x and 21.4x, respectively, the low and high stock price-to-2021 estimated EPS multiples of the selected companies were 7.3x and 11.3x, respectively, and the low and high stock price-to-2022 estimated EPS multiples of the selected companies were 6.4x and 9.3x, respectively.
No company used as a comparison in the above selected companies analysis is identical to CIT. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.
CIT Selected Companies Analysis – Selection Based on the Deposits Operations. Using publicly available information, KBW compared the financial performance, financial condition and market performance of CIT to eight publicly-traded banks and holding companies with significant online deposit gathering operations or cost of deposits greater than 75 basis points.
The selected companies were as follows:
Capital One Financial Corporation
Ally Financial Inc.
Synchrony Financial
New York Community Bancorp, Inc.
BankUnited, Inc.
SLM Corporation
Investors Bancorp, Inc.
Bank OZK
To perform this analysis, KBW used profitability and other financial information for the latest 12 months (“LTM”) available or as of the end of the most recent quarter available and market price information as of October 14, 2020. KBW also used 2020, 2021 and 2022 EPS estimates taken from publicly available consensus “street estimates” for CIT and the selected companies. Certain financial data prepared by KBW, as referenced in the tables presented below, may not correspond to the data presented in CIT’s historical financial statements, or the data prepared by Piper Sandler presented under the section entitled “The Mergers—Opinion of First Citizens’ Financial Advisor” or Morgan Stanley presented under the section entitled “The Mergers—Opinions of CIT’s Financial Advisors—Opinion of Morgan Stanley & Co. LLC,” as a result of the different periods, assumptions and methods used by KBW to compute the financial data presented.
KBW’s analysis showed the following concerning the financial performance of CIT and the selected companies:
		Selected Companies
	CIT	Bottom Quartile	Median	Average	Top Quartile
LTM Core Return on Assets (%)(1)	(0.12)	0.54	0.73	0.98	1.29
LTM Core Return on Equity (%)(1)	(1.09)	5.44	6.81	8.69	9.66
LTM Core Return on Average Tangible Common Equity (%)(1)	(1.27)	5.69	7.31	8.77	9.23
LTM Core Pre-tax Pre-provision Return on Average Assets (%)(2)	1.29	1.27	1.88	2.92	3.67
LTM Net Interest Margin (%)	2.70(4)	2.38	3.32	5.02	5.50
LTM Fee Income / Revenue Ratio (%)	24.1(3)	7.4	12.3	11.0	17.5
LTM Efficiency Ratio (%)	61.3(4)	52.8	49.8	46.8	38.7
(1)
Core income excluded extraordinary items, nonrecurring items (including deferred tax asset revaluations), gains/losses on sale of securities, and amortization of intangibles as calculated by S&P Global Market Intelligence.

(2)
Income before taxes excluding provision for loan losses and extraordinary items, excluding gain on the sale of available for sale securities, amortization of intangibles, goodwill and nonrecurring items.

(3)	Adjusted for lease payments.
(4)	Net finance margin and net efficiency ratio were provided by CIT management.

KBW’s analysis also showed the following concerning the financial condition of CIT and the selected companies:
		Selected Companies
	CIT	Bottom Quartile	Median	Average	Top Quartile
Tangible Common Equity / Tangible Assets (%)	8.01	7.51	8.87	9.04	9.38
Common Equity Tier 1 Ratio (%)	9.96	11.40	12.38	12.18	12.77
Total Capital Ratio (%)	13.22	13.77	14.14	14.80	15.55
Loans / Deposits (%)	98.9(2)	91.1	95.5	102.5	112.7
Loan Loss Reserve / Gross Loans (%)	3.20	1.24	2.21	4.35	7.09
Non-performing Assets / Loans + OREO (%)(1)	1.63	1.40	0.99	1.57	0.62
Criticized Loans / Loans (%)	6.5	2.5	1.5	2.1	0.8
LTM Net Charge-offs / Average Loans (%)	0.84	1.37	0.48	1.25	0.11
(1)	Non-performing assets included nonaccrual loans, accruing troubled debt restructured loans, loans 90+ days past due, and other real estate owned as defined by S&P Global Market Intelligence.
(2)	CIT loans / deposits ratio included total leases.
In addition, KBW’s analysis showed the following concerning the market performance of CIT and the selected companies:
		Selected Companies
	CIT	Bottom Quartile	Median	Average	Top Quartile
1-Year Stock Price Change (%)	(56.6)	(30.1)	(17.4)	(18.9)	(12.3)
YTD Stock Price Change (%)	(58.1)	(32.1)	(26.2)	(22.9)	(17.9)
Stock Price / Tangible Book Value per Share (x)	0.38	0.80	0.91	1.09	1.19
Stock Price / 2020 EPS Estimate (x)(1)	NM(2)	9.6	12.9	12.6	13.9
Stock Price / 2021 EPS Estimate (x)(1)	8.3	8.5	8.8	8.5	8.9
Stock Price / 2022 EPS Estimate (x)(1)	4.5	6.3	6.8	6.7	7.3
Dividend Yield (%)	7.3	2.5	3.4	4.0	5.0
LTM Dividend Payout (%)	NM(3)	34.0	41.1	45.0	55.7
(1)	Calculated using consensus “street estimates”.
(2)	NM shown for multiples greater than 30.0x or less than 0.0x.
(3)	NM shown for dividend payout ratios greater than 100.0% or less than 0.0%.
The low and high stock price-to-tangible book value per share multiples of the selected companies were 0.75x and 1.88x, respectively. The low and high stock price-to-2020 estimated EPS multiples of the selected companies were less than 0.0x and 18.7x, respectively, the low and high stock price-to-2021 estimated EPS multiples of the selected companies were 6.4x and 9.9x, respectively, and the low and high stock price-to-2022 estimated EPS multiples of the selected companies were 5.3x and 7.6x, respectively.
No company used as a comparison in the above selected companies analysis is identical to CIT. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.
First Citizens Selected Companies Analysis. Using publicly available information, KBW compared the financial performance, financial condition and market performance of First Citizens to 26 publicly-traded banks with total assets between $30.0 billion and $100.0 billion. SVB Financial Group was excluded from the selected companies given the business and growth profile of the institution.

The selected companies were as follows:
Comerica Incorporated
Zions Bancorporation, NA
Popular, Inc.
People’s United Financial, Inc.
Signature Bank
New York Community Bancorp, Inc.
Synovus Financial Corp.
TCF Financial Corporation
East West Bancorp, Inc.
First Horizon National Corporation
BOK Financial Corporation
Wintrust Financial Corporation
Valley National Bancorp
Cullen/Frost Bankers, Inc.
South State Corporation
F.N.B. Corporation
Texas Capital Bancshares, Inc.
Associated Banc-Corp
BankUnited, Inc.
Pinnacle Financial Partners, Inc.
Hancock Whitney Corporation
Prosperity Bancshares, Inc.
Webster Financial Corporation
Western Alliance Bancorporation
Sterling Bancorp
Commerce Bancshares, Inc.
To perform this analysis, KBW used profitability and other financial information for the latest 12 months (“LTM”) available or as of the end of the most recent quarter available and market price information as of October 14, 2020. KBW also used 2020, 2021 and 2022 EPS estimates taken from publicly available consensus “street estimates” for the selected companies. Certain financial data prepared by KBW, as referenced in the tables presented below, may not correspond to the data presented in CIT’s historical financial statements, or the data prepared by Piper Sandler presented under the section entitled “The Mergers—Opinion of First Citizens’ Financial Advisor” or Morgan Stanley presented under the section entitled “The Mergers—Opinions of CIT’s Financial Advisors—Opinion of Morgan Stanley & Co. LLC,” as a result of the different periods, assumptions and methods used by KBW to compute the financial data presented.
KBW’s analysis showed the following concerning the financial performance of First Citizens and the selected companies:
		Selected Companies
	First Citizens	Bottom Quartile	Median	Average	Top Quartile
LTM Core Return on Assets (%)(1)	1.04	0.74	0.88	0.86	1.03
LTM Core Return on Equity (%)(1)	11.41	6.59	7.67	7.48	8.79
LTM Core Return on Average Tangible Common Equity (%)(1)	13.08	8.92	10.57	10.38	12.36
LTM Core Pre-tax Pre-provision Return on Average Assets (%)(2)	1.49	1.57	1.69	1.71	1.88
LTM Net Interest Margin (%)	3.53	3.00	3.19	3.20	3.41
LTM Fee Income / Revenue Ratio (%)	22.1	13.3	22.5	21.7	26.8
LTM Efficiency Ratio (%)	64.9	58.8	56.8	54.1	48.7
(1)
Core income excluded extraordinary items, nonrecurring items (including deferred tax asset revaluations), gains/losses on sale of securities, and amortization of intangibles as calculated by S&P Global Market Intelligence.

(2)
Income before taxes excluding provision for loan losses and extraordinary items, excluding gain on the sale of available for sale securities, amortization of intangibles, goodwill and nonrecurring items.

KBW’s analysis also showed the following concerning the financial condition of First Citizens and the selected companies:
		Selected Companies
	First Citizens	Bottom Quartile	Median	Average	Top Quartile
Tangible Common Equity / Tangible Assets (%)	6.87	7.28	7.83	7.92	8.57
Common Equity Tier 1 Ratio (%)	10.32	9.60	10.22	10.71	11.37
Total Capital Ratio (%)	13.63	12.53	13.37	13.38	13.91
Loans / Deposits (%)	78.2	82.7	88.2	86.2	91.3
Loan Loss Reserve / Gross Loans (%)	0.68	1.15	1.45	1.44	1.64
Non-performing Assets / Loans + OREO (%)(1)	1.18	0.99	0.85	1.07	0.59
Criticized Loans / Tier 1 (%)	10.8	41.6	22.6	32.4	19.0
LTM Net Charge-offs / Average Loans (%)	0.11	0.29	0.14	0.28	0.10
(1)	Non-performing assets included nonaccrual loans, accruing troubled debt restructured loans, loans 90+ days past due, and other real estate owned as defined by S&P Global Market Intelligence.
In addition, KBW’s analysis showed the following concerning the market performance of First Citizens and the selected companies:
		Selected Companies
	First Citizens	Bottom Quartile	Median	Average	Top Quartile
1-Year Stock Price Change (%)	(27.1)	(34.8)	(31.4)	(29.6)	(27.4)
YTD Stock Price Change (%)	(35.2)	(41.3)	(37.7)	(37.0)	(34.6)
Stock Price / Tangible Book Value per Share (x)	1.01	0.85	0.99	1.05	1.10
LTM Stock Price / EPS (x)	8.4	8.8	9.9	10.9	11.0
Stock Price / 2020 EPS Estimate (x)(1)	7.3(2)	9.5	11.0	11.9	13.2
Stock Price / 2021 EPS Estimate (x)(1)	7.9(2)	8.3	9.6	10.4	11.4
Stock Price / 2022 EPS Estimate (x)(1)	7.5(2)	7.3	8.2	8.7	9.3
Dividend Yield (%)	0.5	2.8	4.0	4.2	5.5
LTM Dividend Payout (%)	3.9	25.0	39.2	40.6	54.4
(1)	Calculated using consensus “street estimates”.
(2)	Calculated using financial forecasts and projections of First Citizens provided by First Citizens management.
The low and high stock price-to-tangible book value per share multiples of the selected companies were 0.64x and 2.09x, respectively. The low and high stock price-to-LTM EPS multiples of the selected companies were less than 0.0x and greater than 30.0x, respectively. The low and high stock price-to-2020 estimated EPS multiples of the selected companies were less than 0.0x and greater than 30.0x, respectively, the low and high stock price-to-2021 estimated EPS multiples of the selected companies were 7.3x and 18.7x, respectively, and the low and high stock price-to-2022 estimated EPS multiples of the selected companies were 6.4x and 16.9x, respectively.
No company used as a comparison in the above selected companies analysis is identical to First Citizens. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.
Pro Forma Selected Companies Analysis. Using publicly available information, KBW reviewed the financial performance, financial condition and market performance of 14 publicly-traded banks with total assets between $50.0 billion and $225.0 billion. Trust and custody banks were excluded from the selected companies. SVB Financial Group and First Republic Bank were also excluded from the selected companies given the business and growth profile of the two institutions.

The selected companies were as follows:
Fifth Third Bancorp
Citizens Financial Group, Inc.
KeyCorp
Regions Financial Corporation
M&T Bank Corporation
Huntington Bancshares Incorporated
Comerica Incorporated
Zions Bancorporation, NA
Popular, Inc.
People’s United Financial, Inc.
Signature Bank
New York Community Bancorp, Inc.
Synovus Financial Corp.
TCF Financial Corporation
To perform this analysis, KBW used profitability and other financial information for the latest 12 months (“LTM”) available or as of the end of the most recent quarter available and market price information as of October 14, 2020. KBW also used 2020, 2021 and 2022 EPS estimates taken from publicly available consensus “street estimates” for the selected companies. Certain financial data prepared by KBW, as referenced in the tables presented below, may not correspond to the data prepared by Piper Sandler presented under the section “The Mergers—Opinion of First Citizens’ Financial Advisor” or Morgan Stanley presented under the section “The Mergers—Opinions of CIT’s Financial Advisors—Opinion of Morgan Stanley & Co. LLC,” as a result of the different periods, assumptions and methods used by KBW to compute the financial data presented.
KBW’s analysis showed the following concerning the financial performance of the selected companies:
	Selected Companies
	Bottom Quartile	Median	Average	Top Quartile
LTM Core Return on Assets (%)(1)	0.75	0.83	0.86	0.97
LTM Core Return on Equity (%)(1)	6.17	7.85	7.60	8.55
LTM Core Return on Average Tangible Common Equity (%)(1)	9.10	10.26	10.56	11.28
LTM Core Pre-tax Pre-provision Return on Average Assets (%)(2)	1.69	1.80	1.76	1.85
LTM Net Interest Margin (%)	3.04	3.12	3.20	3.41
LTM Fee Income / Revenue Ratio (%)	20.4	28.4	25.6	33.7
LTM Efficiency Ratio (%)	58.0	56.5	55.2	55.7
(1)
Core income excluded extraordinary items, nonrecurring items (including deferred tax asset revaluations), gains/losses on sale of securities, and amortization of intangibles as calculated by S&P Global Market Intelligence.

(2)
Income before taxes excluding provision for loan losses and extraordinary items, excluding gain on the sale of available for sale securities, amortization of intangibles, goodwill and nonrecurring items.

KBW’s analysis also showed the following concerning the financial condition of the selected companies:
	Selected Companies
	Bottom Quartile	Median	Average	Top Quartile
Tangible Common Equity / Tangible Assets (%)	7.42	7.69	7.72	8.06
Common Equity Tier 1 Ratio (%)	9.53	9.75	10.17	10.14
Total Capital Ratio (%)	12.73	13.05	13.39	13.49
Loans / Deposits (%)	78.5	85.0	85.6	90.2
Loan Loss Reserve / Gross Loans (%)	1.32	1.63	1.69	2.04
Non-performing Assets / Loans + OREO (%)(1)	1.25	1.02	1.47	0.88
Criticized Loans / Loans (%)	4.3	3.1	3.7	1.9
LTM Net Charge-offs / Average Loans (%)	0.46	0.30	0.33	0.12
(1)	Non-performing assets included nonaccrual loans, accruing troubled debt restructured loans, loans 90+ days past due, and other real estate owned as defined by S&P Global Market Intelligence.

In addition, KBW’s analysis showed the following concerning the market performance of the selected companies:
	Selected Companies
	Bottom Quartile	Median	Average	Top Quartile
1-Year Stock Price Change (%)	(33.7)	(30.4)	(29.4)	(28.0)
YTD Stock Price Change (%)	(41.2)	(37.7)	(36.8)	(32.7)
Stock Price / Tangible Book Value per Share (x)	0.88	0.98	0.97	1.03
Stock Price / 2020 EPS Estimate (x)(1)	9.9	13.1	13.1	14.6
Stock Price / 2021 EPS Estimate (x)(1)	9.3	9.9	9.6	10.4
Stock Price / 2022 EPS Estimate (x)(1)	7.6	8.0	8.0	8.4
Dividend Yield (%)	4.5	5.3	5.3	6.2
LTM Dividend Payout (%)	49.0	59.8	58.0	65.5
(1)	Calculated using consensus “street estimates”.
The low and high stock price-to-tangible book value per share multiples of the selected companies were 0.64x and 1.24x, respectively. The low and high stock price-to-2020 estimated EPS multiples of the selected companies were 8.7x and 21.4x, respectively, the low and high stock price-to-2021 estimated EPS multiples of the selected companies were 7.3x and 11.3x, respectively, and the low and high stock price-to-2022 estimated EPS multiples of the selected companies were 6.4x and 9.3x, respectively.
No company used as a comparison in the above selected companies analysis is identical to CIT, First Citizens or the pro forma combined entity. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.
Relative Contribution Analysis. KBW analyzed the relative standalone contribution of First Citizens and CIT to various pro forma balance sheet and income statement items of the combined entity. This analysis did not include purchase accounting adjustments or synergies. To perform this analysis, KBW used (i) historical balance sheet data for First Citizens and CIT as of September 30, 2020, (ii) CIT Street Forecasts, (iii) financial forecasts and projections of CIT (with respect to fiscal years 2021, 2022 and 2023) provided by CIT management, which forecasts were adjusted based on CIT’s guidance and used and relied upon by KBW at the direction of such management and with the consent of the CIT board of directors, and (iv) financial forecasts and projections of First Citizens (with respect to fiscal years 2021, 2022 and 2023) provided by First Citizens management, which forecasts were used and relied upon by KBW at the direction of CIT management and with the consent of the CIT board of directors. The results of KBW’s analysis are set forth in the following table, which also compares the results of KBW’s analysis with the implied pro forma ownership percentages of First Citizens and CIT stockholders in the combined company based on the 0.0620x exchange ratio in the proposed merger and a diluted CIT share count as of September 30, 2020 per CIT management and diluted First Citizens share count as of September 30, 2020 per First Citizens management:
	First Citizens as a % of Total	CIT as a % of Total
Fully Diluted Ownership
At 0.0620x Merger Exchange Ratio	61.2%	38.8%
Market Information
Pre-Transaction Market Capitalization	64.2%	35.8%
Balance Sheet
Assets	44.4%	55.6%
Gross Loans & Leases Held for Inv.	42.1%	57.9%
Deposits	48.6%	51.4%
Tangible Common Equity	40.3%	59.7%
2021E Earnings
2021 First Citizens Management Estimates / CIT Management Estimates	46.6%	53.4%

	First Citizens as a % of Total	CIT as a % of Total
2021 First Citizens Management Estimates / Adjusted CIT Management Estimates(1)	58.2%	41.8%
2021 First Citizens Management Estimates / CIT Street Estimates	65.4%	34.6%
2022E Earnings
2022 First Citizens Management Estimates / CIT Management Estimates	45.5%	54.5%
2022 First Citizens Management Estimates / Adjusted CIT Management Estimates(1)	52.0%	48.0%
2022 First Citizens Management Estimates / CIT Street Estimates	52.1%	47.9%
2023E Earnings
2023 First Citizens Management Estimates / CIT Management Estimates(2)	55.7%	44.3%
(1)	Adjusted to reflect a normalized loan loss provision of $45 million per quarter as directed by CIT management.
(2)	Adjusted to reflect a normalized loan loss provision of $45 million per quarter, and excluding 50% of the elevated levels of gain on sale, as directed by CIT management.
Pro Forma Financial Impact Analysis. KBW performed a pro forma financial impact analysis that combined projected income statement and balance sheet information of First Citizens and CIT. Using (i) closing balance sheet estimates as of March 31, 2021 for First Citizens and CIT provided by the managements of First Citizens and CIT, (ii) CIT Street Forecasts, (iii) financial forecasts and projections of First Citizens provided by First Citizens management, and (iv) pro forma assumptions (including, without limitation, the cost savings and related expenses expected to result from the first step merger as well as certain accounting adjustments and restructuring charges assumed with respect thereto) provided by CIT management, KBW analyzed the estimated financial impact of the first step merger on certain projected financial results. This analysis indicated that the first step merger could be accretive to First Citizens’ 2021 estimated EPS (assuming full year impact) by approximately 18.6%, accretive to First Citizens’ 2022 estimated EPS by approximately 53.0%, and accretive to First Citizens’ estimated tangible book value per share at closing as of March 31, 2021 by approximately 35.0%. Furthermore, this analysis indicated that, pro forma for the first step merger, each of First Citizens’ tangible common equity to tangible assets ratio, common equity tier 1 ratio, tier 1 capital ratio and total risk-based capital ratio could be lower at closing as of March 31, 2021. For all of the above analysis, the actual results achieved by First Citizens following the first step merger may vary from the projected results, and the variations may be material.
CIT Discounted Cash Flow Analysis. KBW performed a discounted cash flow analysis to estimate a range for the implied equity value of CIT. In this analysis, KBW utilized (1) financial forecasts and projections relating to the net income and assets of CIT provided by CIT management for 2021 through 2023 and assuming 8.0% earnings growth and 6.0% balance sheet growth thereafter and (2) CIT Street Forecasts for 2021 and 2022 and assuming 8.0% earnings growth and 6.0% balance sheet growth thereafter, and assumed discount rates ranging from 11.0% to 14.0%. The range of discount rates assumed in this analysis was selected taking into account a capital asset pricing model implied cost of capital calculation. The range of values was derived by adding (i) the present value of the estimated excess cash flows that CIT could generate over the 5-year period from 2021 through 2026 and (ii) the present value of CIT’s implied terminal value at the end of such period. KBW assumed that CIT would maintain a common equity tier 1 ratio of 10.50% and CIT would retain sufficient earnings to maintain that level. Estimates of excess cash flows were calculated generally as any portion of estimated earnings in excess of the amount assumed to be retained by CIT to maintain the assumed common equity tier 1 ratio. In calculating the terminal value of CIT, KBW applied a range of 7.0x to 9.0x CIT’s estimated 2026 earnings. Utilizing financial forecasts and projections relating to the net income and assets of CIT provided by CIT management, this discounted cash flow analysis resulted in a range of implied values per share of CIT common stock of $21.28 per share to $30.01 per share. Utilizing CIT Street Forecasts, this discounted cash flow analysis resulted in a range of implied values per share of CIT common stock of $22.28 per share to $32.23 per share.
The discounted cash flow analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, dividend payout rates, and discount rates. The above analysis did not purport to be indicative of the actual values or expected values of CIT.

First Citizens Discounted Cash Flow Analysis. KBW performed a discounted cash flow analysis to estimate a range for the implied equity value of First Citizens. In this analysis, KBW used financial forecasts and projections relating to the net income and assets of First Citizens provided by First Citizens management for 2021 and 2022 and assumed 9.0% earnings growth and 7.0% balance sheet growth thereafter, and assumed discount rates ranging from 9.0% to 12.0%. The range of discount rates assumed in this analysis was selected taking into account a capital asset pricing model implied cost of capital calculation. The range of values was derived by adding (i) the present value of the estimated excess cash flows that First Citizens could generate over the 5-year period from 2021 through 2026 and (ii) the present value of First Citizens’ implied terminal value at the end of such period. KBW assumed that First Citizens would maintain a common equity tier 1 ratio of 10.00% and First Citizens would retain sufficient earnings to maintain that level. Estimates of excess cash flows were calculated generally as any portion of estimated earnings in excess of the amount assumed to be retained by First Citizens to maintain the assumed common equity tier 1 ratio. In calculating the terminal value of First Citizens, KBW applied a range of 9.0x to 12.0x First Citizens’ estimated 2026 earnings. This discounted cash flow analysis resulted in a range of implied values per share of First Citizens Class A common stock of $467.94 per share to $648.14 per share.
The discounted cash flow analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, dividend payout rates, and discount rates. The above analysis did not purport to be indicative of the actual values or expected values of First Citizens.
Pro Forma Combined Discounted Cash Flow Analysis. KBW performed a discounted cash flow analysis to estimate an illustrative range for the implied equity value of the pro forma combined entity, taking into account the cost savings and related expenses expected to result from the first step merger as well as certain accounting adjustments and restructuring charges assumed with respect thereto. In this analysis, KBW used financial forecasts and projections relating to the net income and assets of CIT and financial forecasts and projections relating to the net income and assets of First Citizens and estimated cost savings and related expenses and accounting adjustments and restructuring charges, all of which were provided by First Citizens management and approved by CIT management for KBW’s use, and assumed discount rates ranging from 10.5% to 12.5%. The range of discount rates assumed in this analysis was selected taking into account the capital asset pricing model implied cost of capital calculations. The range of values was derived by adding (i) the present value of the estimated excess cash flows that the pro forma combined entity could generate over the 5-year period from 2021 through 2026 and (ii) the present value of the pro forma combined entity’s implied terminal value at the end of such period, in each case applying estimated cost savings and related expenses and accounting adjustments and restructuring charges. KBW assumed that the pro forma combined entity would maintain a common equity tier 1 ratio of 10.00% and would retain sufficient earnings to maintain that level. Estimates of excess cash flows were calculated generally as any portion of estimated earnings in excess of the amount assumed to be retained by the pro forma combined entity to maintain the assumed common equity tier 1 ratio. In calculating the terminal value of the pro forma combined entity, KBW applied a range of 9.0x to 11.0x the pro forma combined entity’s estimated 2026 earnings. This discounted cash flow analysis resulted in an illustrative range of implied values of $34.90 to $44.67 for the 0.0620 shares of First Citizens Class A common stock to be received in the first step merger for each share of CIT common stock. The discounted cash flow analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, dividend payout rates, and discount rates. The above analysis did not purport to be indicative of the actual values or expected values of the pro forma combined entity.
Miscellaneous. KBW acted as financial advisor to CIT and not as an advisor to or agent of any other person. As part of its investment banking business, KBW is continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, KBW has experience in, and knowledge of, the valuation of banking enterprises. KBW and its affiliates, in the ordinary course of its and their broker-dealer businesses (and further to existing sales and trading relationships between each of KBW and a KBW broker-dealer affiliate and First Citizens), may from time to time purchase securities from, and sell securities to, CIT and First Citizens. In addition, as a market maker in securities, KBW and its affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of CIT or First Citizens for its and their own respective accounts and for the accounts of its and their respective customers and clients.
Pursuant to the KBW engagement agreement, CIT agreed to pay KBW a cash fee equal to 55% of 1.55% of the merger consideration, which fee is estimated to be approximately $18.6 million, based on the volume weighted average of the closing price of First Citizens Class A common stock over the five trading day period up to and including October 15, 2020, $3,000,000 of which became payable to KBW with the rendering of its opinion, and the balance of which is contingent upon the completion of the mergers. CIT also agreed to reimburse KBW for reasonable and documented out-of-pocket expenses and disbursements incurred in connection with its retention and to indemnify KBW against certain liabilities relating to or arising out of KBW’s engagement or KBW’s role in connection therewith. In addition to the present engagement, in the two (2) years preceding the date of its opinion, KBW provided investment banking or financial advisory services to CIT and received compensation for such services. KBW acted as (i) joint book-running manager for CIT’s August 2018 offering of senior unsecured notes, (ii) joint book-running manager for CIT Bank’s September 2019 offering of senior unsecured fixed-to-floating rate notes, (iii) senior co-manager for CIT’s November 2019 offering of preferred stock, (iv) senior co-manager for CIT’s November 2019 offering of fixed-to-fixed rate subordinated notes and (v) financial advisor to CIT in connection with its September 2020 disposition of its investment management and trust business. During the two (2) years preceding the date of its opinion, KBW did not provide investment banking or financial advisory services to First Citizens. KBW may in the future provide investment banking and financial advisory services to CIT or First Citizens and receive compensation for such services.
Opinion of Morgan Stanley & Co. LLC
CIT retained Morgan Stanley to provide it with financial advisory services in connection with a possible transaction with First Citizens, and, if requested by CIT, a financial opinion with respect thereto. CIT selected Morgan Stanley to act as one of its financial advisors based on Morgan Stanley’s qualifications, expertise and reputation and its knowledge of the business and affairs of CIT. Morgan Stanley rendered to the CIT board of directors at its special meeting on October 15, 2020, its oral opinion, subsequently confirmed by delivery of a written opinion dated October 15, 2020, that, as of such date, and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth therein, the exchange ratio pursuant to the merger agreement was fair, from a financial point of view, to holders of shares of CIT common stock (other than excluded shares).
The full text of the written opinion of Morgan Stanley, dated October 15, 2020, is attached as Annex E and incorporated by reference into this joint proxy statement/prospectus. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion. Stockholders are urged to, and should, read the opinion carefully and in its entirety. Morgan Stanley’s opinion is directed to the CIT board of directors and addresses only the fairness, from a financial point of view, to holders of shares of CIT common stock (other than holders of excluded shares) of the exchange ratio pursuant to the merger agreement as of the date of the opinion. Morgan Stanley’s opinion does not address any other aspect of the transactions contemplated by the merger agreement and does not constitute a recommendation to stockholders of CIT or stockholders of First Citizens as to how to vote at any stockholders meetings held with respect to the first step merger or any other matter or whether to take any other action with respect to the first step merger. The summary of Morgan Stanley’s opinion set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion. In addition, the opinion does not in any manner address the price at which First Citizens Class A common stock will trade following the consummation of the first step merger or at any time.
For purposes of rendering its opinion, Morgan Stanley, among other things:
•	reviewed certain publicly available financial statements and other business and financial information of CIT and First Citizens, respectively;
•	reviewed certain internal financial statements and other financial and operating data concerning CIT and First Citizens, respectively;

•
reviewed certain financial projections prepared or furnished to Morgan Stanley by the managements of CIT and First Citizens, respectively (for information regarding such financial projections, see “Certain Unaudited Prospective Financial Information” beginning on page 116 of this joint proxy statement/prospectus);

•
reviewed information relating to certain strategic, financial and operational benefits anticipated from the first step merger, prepared by the managements of CIT and First Citizens, respectively (such information is referred to herein as the “Synergies”);

•
discussed the past and current operations and financial condition and the prospects of CIT, including information relating to certain strategic, financial and operational benefits anticipated from the first step merger, with senior executives of CIT;

•
discussed the past and current operations and financial condition and the prospects of First Citizens, including information relating to certain strategic, financial and operational benefits anticipated from the first step merger, with senior executives of First Citizens;

•	reviewed the pro forma impact of the first step merger on First Citizens’ earnings per share, cash flow, consolidated capitalization and certain financial ratios;
•	reviewed the reported prices and trading activity for CIT common stock and First Citizens Class A common stock;
•
compared the financial performance of CIT and First Citizens and the prices and trading activity of CIT common stock and First Citizens Class A common stock with that of certain other publicly-traded companies comparable with CIT and First Citizens, respectively, and their securities;

•	participated in certain discussions and negotiations among representatives of CIT and First Citizens and certain parties and their financial and legal advisors;
•	reviewed certain consultants’ reports relating to the assets of CIT and First Citizens prepared by the consultants to CIT and First Citizens (the “Consultant Reports”);
•	reviewed the merger agreement and certain related documents; and
•	performed such other analyses, reviewed such other information and considered such other factors as Morgan Stanley deemed appropriate.
In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to it by CIT and First Citizens, and formed a substantial basis for its opinion. At CIT’s direction, Morgan Stanley’s analysis relating to the business and financial prospects for CIT for purposes of its opinion was made on the basis of (i) certain financial projections with respect to CIT prepared by the management of CIT, which forecasts were adjusted based on CIT’s guidance and approved by CIT for Morgan Stanley’s use (the “CIT Financial Projections”) and (ii) certain financial projections with respect to CIT that were primarily derived from a consensus of selected Wall Street equity research financial forecasts identified by the management of CIT, which forecasts were extrapolated for certain fiscal years based on CIT’s guidance and approved by CIT for Morgan Stanley’s use (such forecasts and extrapolations thereof, the “CIT Street Forecasts”). At CIT’s direction, Morgan Stanley’s analysis relating to the business and financial prospects for First Citizens for purposes of its opinion was made on the basis of certain financial projections with respect to First Citizens prepared by the management of First Citizens and approved by CIT for Morgan Stanley’s use (the “First Citizens Financial Projections”). Morgan Stanley was advised by CIT and First Citizens, and assumed, with the consent of CIT, that the CIT Financial Projections and the First Citizens Financial Projections, including information relating to certain strategic, financial and operational benefits anticipated from the first step merger, reflect the best currently available estimates of the future financial performance of CIT and First Citizens, respectively, and the CIT Street Forecasts were reasonable bases upon which to evaluate the business and financial prospects of CIT. Morgan Stanley expressed no view as to the CIT Financial Projections, the First Citizens Financial Projections or the CIT Street Forecasts or the assumptions on which they were based, including the selection of the equity research financial forecasts from which the CIT Street Forecasts were derived. In addition, Morgan Stanley assumed that the mergers will be consummated in accordance with the terms set forth in the merger agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the first step merger will be treated as a tax-free reorganization, pursuant to the Internal Revenue Code of 1986, as amended (the “Code”), and that the definitive merger agreement would not differ in any material respect from the draft thereof furnished to Morgan Stanley. Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the first step merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the first step merger. Morgan Stanley is not an expert in the evaluation of allowance for loan losses, and it neither made an independent evaluation of the adequacy of the allowance for loan losses at CIT or First Citizens, nor did it examine any individual loan credit files of CIT or First Citizens nor was it requested to conduct such a review, and, as a result, Morgan Stanley assumed that the aggregate allowance for loan losses of CIT and First Citizens, respectively, is adequate. Morgan Stanley is not a legal, tax, or regulatory advisor. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of CIT and First Citizens and their legal, tax, or regulatory advisors with respect to legal, tax, or regulatory matters. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of CIT’s officers, directors or employees, or any class of such persons, relative to the consideration to be paid to the holders of shares of the CIT common stock in the first step merger. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of CIT or First Citizens, nor was it furnished with any such valuations or appraisals other than the Consultant Reports, upon which Morgan Stanley relied without independent verification. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it, as of October 15, 2020. Events occurring after such date may affect Morgan Stanley’s opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.
Morgan Stanley’s opinion did not address the relative merits of the transactions contemplated by the merger agreement as compared to any other alternative business transaction, or other business or financial strategies that might be available to CIT, nor did it address the underlying business decision of CIT to enter into the merger agreement or proceed with the transactions contemplated by the merger agreement.
Summary of Financial Analyses of Morgan Stanley
The following is a summary of the material financial analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion letter dated October 15, 2020. The various financial analyses summarized below were based on closing prices of CIT common stock and First Citizens Class A common stock as of October 14, 2020, the last full trading day preceding the day of the special meeting of the CIT board of directors to consider, approve, adopt and authorize the merger agreement. Some of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Furthermore, mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using the data referred to below.
CIT Standalone Analyses
CIT Public Trading Comparables Analysis
Morgan Stanley performed a public trading comparables analysis, which is designed to provide an implied trading value of a company by comparing it to selected companies with similar characteristics to the company. Morgan Stanley compared certain financial information of CIT with publicly available information for two groups of selected companies. The selected companies were chosen based on Morgan Stanley’s knowledge of the industry and because these companies have businesses that may be considered similar to CIT’s.
Comparable Peer Group 1
The first group of selected companies consisted of all publicly traded banks in the United States with total assets between $50 billion and $150 billion, excluding SVB Financial Group and First Republic Bank given the historic and projected growth profile of the two institutions. The selected companies consisted of:
•	Regions Financial Corporation
•	M&T Bank Corporation
•	Huntington Bancshares Incorporated
•	Comerica Incorporated

•	Zions Bancorporation, NA
•	Popular, Inc.
•	People’s United Financial, Inc.
•	Signature Bank
•	New York Community Bancorp, Inc.
•	Synovus Financial Corp.
•	TCF Financial Corporation
Comparable Peer Group 2
The second group of selected companies consisted of all publicly traded banks and specialty banks in the United States with an amount of total assets greater than $25 billion and cost of deposits greater than 0.75% in the second quarter of 2020. The selected companies consisted of:
•	Capital One Financial Corporation
•	Ally Financial Inc.
•	Discover Financial Services
•	Synchrony Financial
•	New York Community Bancorp, Inc.
•	BankUnited, Inc.
•	SLM Corporation
•	Investors Bancorp, Inc.
•	Bank OZK
In all instances, multiples were based on closing stock prices on October 14, 2020. For each of the following analyses performed by Morgan Stanley, financial and market data for both groups of the selected companies were based on the most recent publicly available information and Wall Street consensus estimates.
With respect to both groups of the selected companies, the information Morgan Stanley presented included:
•	multiple of price to estimated earnings per share for 2021, or Price / 2021E EPS;
•	multiple of price to estimated earnings per share for 2022, or Price / 2022E EPS; and
•	multiple of price to tangible book value per share, or Price / Tangible Book Value
	Group 1 of Selected Companies’ Top Quartile	Group 1 of Selected Companies’ Median	Group 1 of Selected Companies’ Bottom Quartile	CIT (CIT Street Forecasts)	CIT (Case 1 Adjusted CIT Financial Projections)(1)	CIT (Case 2 Adjusted CIT Financial Projections)(2)
Price / 2021E EPS	10.1x	9.6x	8.6x	8.3x	6.2x	7.5x
Price / 2022E EPS	8.3x	7.9x	7.5x	4.5x	4.6x	5.3x
Price / Tangible Book Value	1.1x	1.0x	0.9x	0.4x	0.4x	0.4x
	Group 2 of Selected Companies’ Top Quartile	Group 2 of Selected Companies’ Median	Group 2 of Selected Companies’ Bottom Quartile	CIT (CIT Street Forecasts)	CIT (Case 1 Adjusted CIT Financial Projections)(1)	CIT (Case 2 Adjusted CIT Financial Projections)(2)
Price / 2021E EPS	9.3x	8.8x	8.6x	8.3x	6.2x	7.5x
Price / 2022E EPS	7.3x	6.9x	6.3x	4.5x	4.6x	5.3x
Price / Tangible Book Value	1.9x	1.0x	0.8x	0.4x	0.4x	0.4x
(1)
Represented earnings of CIT based on CIT management adjusted case with a normalized loan loss provision of $45,000,000 per quarter ($180,000,000 annual) as directed by the management of CIT (the “Case 1 Adjusted CIT Financial Projections”).

(2)
Represented earnings of CIT based on CIT management adjusted case with a normalized loan loss provision of $45,000,000 per quarter ($180,000,000 annual) and excluding 50% of the elevated levels of gain on sales as directed by the management of CIT (the “Case 2 Adjusted CIT Financial Projections)”.

Based on the analysis of the relevant metrics for each of the selected banks, and taking into account differences between CIT and the selected banks including with respect to historical profitability, cost of deposits and credit metrics, Morgan Stanley selected a range of multiples and applied this range of multiples to the relevant financial statistics for CIT. For purposes of this analysis, Morgan Stanley utilized estimated earnings per share for 2021 and 2022 as set forth in the CIT Street Forecasts and the CIT Financial Projections.
Morgan Stanley estimated the implied trading value per share of CIT common stock as of October 14, 2020, as follows:
	CIT Metric	Multiple Statistic Range	Implied Value Per Share of CIT Common Stock
Price / 2021E EPS (CIT Street Forecasts)	$2.29	7.0x – 9.0x	$16.04 – $ 20.62
Price / 2021E EPS (Case 1 Adjusted CIT Financial Projections)	$3.10	7.0x – 9.0x	$21.68 – $ 27.88
Price / 2021E EPS (Case 2 Adjusted CIT Financial Projections)	$2.54	7.0x – 9.0x	$17.76 – $ 22.84
Price / 2022E EPS (CIT Street Forecasts)	$4.22	6.0x – 8.0x	$25.31 – $ 33.74
Price / 2022E EPS (Case 2 Adjusted CIT Financial Projections)	$3.61	6.0x – 8.0x	$21.67 – $ 28.90
Morgan Stanley also did a regression-based analysis based on Price / Tangible Book Value versus 2022 return on tangible common equity for each of the selected companies. The range of estimated regression-based analysis implied values represents a 30% to 15% discount to the value implied by the regression line equation. Utilizing a 2022 return on tangible common equity estimate for CIT of 8.1%, as set forth in the CIT Street Forecasts, the low-end range of $21.69 represents the implied value if CIT were valued at 70% of the value implied by the regression line and the high-end range of $26.34 represents the implied value if CIT were valued at 85% of the value implied by the regression line. Utilizing a 2022 return on tangible common equity estimate for CIT of 6.7%, as set forth in the CIT Financial Projections and adjusted with a normalized loan loss provision of $45,000,000 per quarter ($180,000,000 annual) and excluding 50% of the elevated levels of gain on sales as directed by the management of CIT, the low-end range of $17.12 represents the implied value if CIT were valued at 70% of the value implied by the regression line and the high-end range of $20.79 represents the implied value if CIT were valued at 85% of the value implied by the regression line.
No company in the public trading comparables analysis is identical to CIT. In evaluating the group of selected companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of CIT, such as the impact of competition on the business of CIT or the industry generally, industry growth and the absence of any material adverse change in the financial condition and prospects of CIT or the industry or in the financial markets in general. Mathematical analysis, such as determining the average or median, is not in itself a meaningful method of using peer group data.
CIT Dividend Discount Analysis
Using the CIT Street Forecasts for 2021 and 2022, the CIT Financial Projections for 2021 and 2022, and the CIT Financial Projections for 2023 adjusted with a normalized loan loss provision of $45,000,000 per quarter ($180,000,000 annual) and excluding 50% of the elevated levels of gain on sales as directed by the management of CIT and assuming, at the direction of CIT management, 8% annual growth thereafter and that CIT would make distributions of capital in excess of the amount necessary to achieve a 10.5% common equity Tier 1 ratio level, Morgan Stanley performed a dividend discount analysis for CIT on a standalone basis. Morgan Stanley calculated a range of implied values per share of CIT common stock based on the sum of the discounted present values of (1) projected dividends on shares of CIT common stock for the fourth quarter of 2020 through December 31, 2025 and (2) a projected terminal value of CIT common stock as of December 31, 2025.
Morgan Stanley based its analysis on a range of terminal forward multiples of 7.0x to 9.0x to the terminal year 2026 estimated earnings, 12.5% to 14.0% discount rates, using the capital asset pricing model, and a 1.0% opportunity cost of cash. Utilizing the range of discount rates and terminal value multiples, Morgan Stanley derived an implied valuation range of present value indications per share of CIT common stock ranging from $22.77 to $30.84 using the CIT Street Forecasts and $22.80 to $29.83 using the CIT Financial Projections.

CIT Analyst Price Targets Analysis
For reference only, and not as a component of its fairness analysis, Morgan Stanley reviewed future public market trading price targets for CIT common stock prepared and published by research analysts prior to October 14, 2020, as reported by Capital IQ. These forward targets reflected each analyst’s estimate of the future public market trading price of CIT common stock. The range of such analyst price targets per share for the CIT common stock discounted for one year back to October 14, 2020 at a rate of 14.0%, such discount rate selected by Morgan Stanley, upon the application of its professional judgment, to reflect CIT’s cost of equity as of October 14, 2020, was $18.42 to $31.57 per share.
The public market trading price targets published by research analysts do not necessarily reflect current market trading prices for CIT common stock, and these estimates are subject to uncertainties, including the future financial performance of CIT and future financial market conditions.
First Citizens Standalone Analyses
First Citizens Public Trading Comparables Analysis
Morgan Stanley performed a public trading comparables analysis, which is designed to provide an implied trading value of a company by comparing it to selected companies with similar characteristics to the company. Morgan Stanley compared certain financial information of First Citizens with publicly available information for the selected companies. The selected companies were chosen based on Morgan Stanley’s knowledge of the industry and because these companies have businesses that may be considered similar to that of First Citizens.
The selected companies consisted of all publicly traded banks in the United States with total assets between $30 billion and $85 billion. The selected companies consisted of:
•	Comerica Incorporated
•	Zions Bancorporation, NA
•	People’s United Financial, Inc.
•	Signature Bank
•	New York Community Bancorp, Inc.
•	Synovus Financial Corp.
•	TCF Financial Corporation
•	East West Bancorp, Inc.
•	First Horizon National Corporation
•	BOK Financial Corporation
•	Wintrust Financial Corporation
•	Valley National Bancorp
•	Cullen/Frost Bankers, Inc.
•	South State Corporation
•	F.N.B. Corporation
•	Texas Capital Bancshares, Inc.
•	Associated Banc-Corp
•	BankUnited, Inc.
•	Pinnacle Financial Partners, Inc.
•	Hancock Whitney Corporation
•	Prosperity Bancshares, Inc.

•	Webster Financial Corporation
•	Western Alliance Bancorporation
•	Sterling Bancorp
•	Commerce Bancshares, Inc.
In all instances, multiples were based on closing stock prices on October 14, 2020. For each of the following analyses performed by Morgan Stanley, financial and market data for the selected companies were based on the most recent publicly available information and Wall Street consensus estimates.
With respect to the selected companies, the information Morgan Stanley presented included:
•	multiple of price to estimated earnings per share for 2021, or Price / 2021E EPS;
•	multiple of price to estimated earnings per share for 2022, or Price / 2022E EPS; and
•	multiple of price to tangible book value per share, or Price / Tangible Book Value
	Selected Companies’ Top Quartile	Selected Companies’ Median	Selected Companies’ Bottom Quartile	First Citizens
Price / 2021E EPS	11.0x	9.9x	8.3x	7.9x
Price / 2022E EPS	9.1x	8.3x	7.3x	7.5x
Price / Tangible Book Value	1.1x	1.0x	0.9x	1.1x
Based on the analysis of the relevant metrics for each of the selected banks, Morgan Stanley selected a range of multiples and applied this range of multiples to the relevant financial statistics for First Citizens. For purposes of this analysis, Morgan Stanley utilized estimated earnings per share for 2021 and 2022 as set forth in the First Citizens Financial Projections.
Morgan Stanley estimated the implied trading value per share of First Citizens Class A common stock as of October 14, 2020, as follows:
	First Citizens Metric	Multiple Statistic Range	Implied Value Per Share of First Citizens Common Stock
Price / 2021E EPS	$43.57	9.0x –11.0x	$392.13 – $ 479.27
Price / 2022E EPS	$46.08	8.0x – 10.0x	$368.66 – $ 460.83
Morgan Stanley also did a regression-based analysis based on Price / Tangible Book Value versus 2022 return on tangible common equity for each of the selected companies. The range of estimated regression-based analysis implied values represents +/- 10% of the value implied by the regression line equation. The low-end range of $324.86 represents the implied value if First Citizens were valued at 90% of the value implied by the regression line and the high-end range of $397.05 represents the implied value if First Citizens were valued at 110% of the value implied by the regression line. For purposes of this analysis, Morgan Stanley utilized a 2022 return on tangible common equity estimate for First Citizens of 11.2%, as set forth in the First Citizens Financial Projections.
No company in the public trading comparables analysis is identical to First Citizens. In evaluating the group of selected companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of First Citizens, such as the impact of competition on the business of First Citizens or the industry generally, industry growth and the absence of any material adverse change in the financial condition and prospects of First Citizens or the industry or in the financial markets in general. Mathematical analysis, such as determining the average or median, is not in itself a meaningful method of using peer group data.

First Citizens Dividend Discount Analysis
Using the First Citizens Financial Projections for 2020 through 2022 and assuming, at the direction of the management of CIT, 9% annual growth thereafter and that First Citizens would make distributions of capital in excess of the amount necessary to achieve a 10.0% common equity Tier 1 ratio level, Morgan Stanley performed a dividend discount analysis for First Citizens on a standalone basis. Morgan Stanley calculated a range of implied values per share of First Citizens Class A common stock based on the sum of the discounted present values of (1) projected dividends on shares of First Citizens Class A common stock for the fourth quarter of 2020 through December 31, 2025 and (2) a projected terminal value of First Citizens Class A common stock as of December 31, 2025.
Morgan Stanley based its analysis on a range of terminal forward multiples of 9.0x to 11.0x to the terminal year 2026 estimated earnings, 6.8% to 8.8% discount rates, using the capital asset pricing model, and a 1.0% opportunity cost of cash. Utilizing the range of discount rates and terminal value multiples, Morgan Stanley derived an implied valuation range of present value indications per share of First Citizens Class A common stock ranging from $516.77 to $650.92.
Exchange Ratios Analysis
Using the implied value per share reference ranges for CIT and First Citizens indicated in the public trading comparables analyses, the regression analyses and the dividend discount analyses of CIT and First Citizens described above, Morgan Stanley calculated ranges of implied exchange ratios of CIT common stock into First Citizens Class A common stock. The implied exchange ratios represent the range of high-to-low and low-to-high exchange ratios implied by the respective valuation analyses. This implied exchange ratio analysis indicated the following implied exchange ratio reference ranges, as compared to the exchange ratio of 0.0620x provided for in the merger agreement:
Implied Exchange Ratio
Public Trading Comparables
Price / 2021E EPS (First Citizens Financial Projections / CIT Street Forecasts)	0.033x – 0.053x
Price / 2021E EPS (First Citizens Financial Projections / Case 1 Adjusted CIT Financial Projections)	0.045x – 0.071x
Price / 2021E EPS (First Citizens Financial Projections / Case 2 Adjusted CIT Financial Projections)	0.037x – 0.058x
Price / 2022E EPS (First Citizens Financial Projections / CIT Street Forecasts)	0.055x – 0.092x
Price / 2021E EPS (First Citizens Financial Projections / Case 2 Adjusted CIT Financial Projections)	0.047x – 0.078x
Regression Analysis
Regression Based (First Citizens Financial Projections / CIT Street Forecasts)	0.055x – 0.081x
Regression Based (First Citizens Financial Projections / Case 2 Adjusted CIT Financial Projections)	0.043x – 0.064x
Dividend Discount Analysis
Dividend Discount Analysis (First Citizens Financial Projections / CIT Street Forecasts)	0.035x – 0.060x
Dividend Discount Analysis (First Citizens Financial Projections / CIT Financial Projections)	0.035x – 0.058x
Morgan Stanley also reviewed the historical trading prices for CIT common stock and First Citizens Class A common stock from October 14, 2019 to October 14, 2020 and calculated implied historical exchange ratios by dividing the average daily closing price per share of CIT common stock by the average daily closing price per share of First Citizens Class A common stock. This implied historical exchange ratio analysis indicated the following historical exchange ratios, as compared to the exchange ratio of 0.0620x provided for in the merger agreement:
Implied Exchange Ratio
October 14, 2020	0.055x
One-Month Average	0.055x
Three-Month Average	0.051x
Six-Month Average	0.055x
One-Year Average	0.066x

The historical exchange ratios were presented for reference purposes only, and were not relied upon for valuation purposes.
Pro Forma Accretion/Dilution Analysis
Morgan Stanley reviewed and analyzed the estimated pro forma impact of the first step merger on (i) projected accretion/(dilution) to holders of First Citizens Class A common stock for the year 2022, (ii) projected accretion/(dilution) to holders of CIT common stock for the year 2022, (iii) tangible book value per share of First Citizens as of the closing date and (iv) common equity Tier 1 ratio as of the closing date, in each case based on the CIT Street Forecasts, the First Citizens Financial Projections and the Synergies. For purposes of the tangible book value per share and common equity Tier 1 ratio analyses, Morgan Stanley utilized an estimated closing date of March 31, 2021. Based on these analyses, Morgan Stanley calculated (a) an estimated pro forma accretive impact to earnings per share for holders of First Citizens Class A common stock of 53% for 2022, (b) an estimated pro forma accretive impact to earnings per share for holders of CIT common stock of 4% for 2022, (c) an estimated pro forma accretive impact on tangible book value per share of First Citizens as of the closing date of 31%, assuming the full impact of one-time merger-related expenses, and (d) an estimated pro forma common equity Tier 1 ratio of 9.4% as of the closing date, assuming the impact of estimated one-time merger-related expenses incurred prior to or around closing as directed by the management of First Citizens. Any such estimates are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by the estimates.
Pro Forma Dividend Discount Analysis
Using the CIT Street Forecasts, the First Citizens Financial Projections, the Synergies and other fair market value and transaction adjustments and assuming, at the direction of the managements of CIT and First Citizens, that First Citizens would make distributions of capital in excess of the amount necessary to achieve a 10.0% common equity Tier 1 ratio level, Morgan Stanley performed a dividend discount analysis for First Citizens on a pro forma basis after giving effect to the first step merger. Morgan Stanley calculated a range of implied values per share of CIT common stock based on the sum of the discounted present values of (1) projected dividends on shares of First Citizens Class A common stock as of the estimated closing date for the second quarter of 2021 through December 31, 2026 and (2) a projected terminal value of First Citizens Class A common stock as of December 31, 2026.
Morgan Stanley based its analysis on a range of terminal forward multiples of 9.0x to 11.0x to the terminal year 2027 estimated earnings, 9.2% to 11.2% discount rates, reflecting the estimated cost of equity on a pro-forma basis using the capital asset pricing model, and a 1.0% opportunity cost of cash. Utilizing the range of discount rates and terminal value multiples, Morgan Stanley derived an implied valuation range of present value indications per share of CIT common stock ranging from $37.13 to $48.09.
General
In connection with the review of the mergers by CIT’s board of directors, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of CIT or First Citizens. In performing its analyses, Morgan Stanley made numerous assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters which are beyond the control of CIT or First Citizens. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.
Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness, from a financial point of view to holders of CIT common stock (other than holders of excluded shares) of the exchange ratio pursuant to the merger agreement, and in connection with the delivery of its oral opinion, and its subsequent written opinion, to the CIT board of directors. These analyses do not purport to be appraisals or to reflect the prices at which CIT common stock or First Citizens Class A common stock might actually trade. Morgan Stanley expressed no opinion or recommendation as to how the stockholders of CIT and First Citizens should vote at the respective stockholders’ meetings to be held in connection with the first step merger.
The exchange ratio was determined through arm’s-length negotiations between CIT and First Citizens and was approved by the CIT board of directors. Morgan Stanley provided advice to CIT during these negotiations but did not, however, recommend any specific exchange ratio to CIT or First Citizens, or that any specific exchange ratio constituted the only appropriate exchange ratio for the first step merger.
Morgan Stanley’s opinion and its presentation to the CIT board of directors was one of many factors taken into consideration by CIT’s board of directors in deciding to approve, adopt and authorize the merger agreement and approve the transactions contemplated thereby, including the first step merger. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the CIT board of directors with respect to the exchange ratio pursuant to the merger agreement or of whether the CIT board of directors would have been willing to agree to a different exchange ratio. Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with its customary practice.
The CIT board of directors retained Morgan Stanley based upon Morgan Stanley’s qualifications, experience and expertise. Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Its securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of CIT, First Citizens or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.
Under the terms of its engagement letter, as compensation for its services relating to the mergers, CIT has agreed to pay Morgan Stanley a fee of $15.2 million in the aggregate, $3 million of which was payable upon the rendering of its opinion and $12.2 million of which is contingent upon the consummation of the mergers. CIT has also agreed to reimburse Morgan Stanley for its reasonable expenses incurred in performing its services. In addition, CIT has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses related to or arising out of Morgan Stanley’s engagement. During the two (2) years preceding the date of delivery of Morgan Stanley’s written opinion, Morgan Stanley and its affiliates have provided financing services to CIT for which Morgan Stanley and its affiliates have received aggregate fees of approximately $1 to 5 million. Morgan Stanley may also seek to provide financial advisory and financing services to CIT, First Citizens and their respective affiliates in the future and would expect to receive fees for the rendering of these services.
Certain Unaudited Prospective Financial Information
First Citizens and CIT do not, as a matter of course, publicly disclose forecasts or internal projections as to their respective future performance, revenues, earnings, financial condition or other results given, among other reasons, the inherent uncertainty of the underlying assumptions and estimates, other than, from time to time, estimated ranges of certain expected financial results and operational metrics for the current year and certain future years in their respective regular earnings press releases and other investor materials.
However, in connection with the mergers, (i) First Citizens’ management prepared certain unaudited prospective financial information with respect to First Citizens for calendar years 2020 through 2022 (and for calendar years 2023 through 2025 reflecting extrapolations therefrom prepared by First Citizens’ senior management) on a standalone basis and without giving effect to the mergers (the “First Citizens financial forecasts”), which was provided by First Citizens’ senior management to First Citizens’ board of directors, to CIT and to Piper Sandler, and approved by First Citizens for their use and reliance in performing their financial analyses in connection with their fairness opinions as described in this joint proxy statement/prospectus under the section entitled “—Opinion of First Citizens’ Financial Advisor” beginning on page 79, and was provided by CIT management to the CIT board of directors and CIT’s financial advisors and approved by CIT for their use and reliance in performing their respective financial analyses in connection with their respective fairness opinions as described in this joint proxy statement/prospectus under the section entitled “—Opinions of CIT’s Financial Advisors” beginning on page 92; (ii) CIT’s management prepared certain unaudited prospective financial information with respect to CIT for calendar years 2021 and 2022 (and for calendar years 2023 through 2025 reflecting extrapolations therefrom) on a standalone basis and without giving effect to the mergers (the “CIT financial forecasts”), which was provided by CIT’s senior management to CIT’s board of directors, to First Citizens and to KBW and Morgan Stanley, and approved by CIT for their use and reliance in performing their financial analyses in connection with their respective fairness opinions as described in this joint proxy statement/prospectus under the section entitled “—Opinions of CIT’s Financial Advisors” beginning on page 92, and was provided by First Citizens management to the First Citizens board of directors; and (iii) CIT management approved for use certain publicly available consensus “street estimates” for CIT, as extrapolated for certain fiscal years based on CIT’s guidance that was provided to and used by KBW and Morgan Stanley for the purpose of performing their respective financial analyses in connection with their respective opinions as described in this joint proxy statement/prospectus under “—Opinions of CIT’s Financial Advisors” beginning on page 92 (the “ CIT consensus street estimates”). The First Citizens financial forecasts, the CIT financial forecasts and the CIT consensus street estimates are collectively referred to in this joint proxy statement/prospectus as the “prospective financial information”. A summary of certain significant elements of this information is set forth below and is included in this joint proxy statement/prospectus solely for the purpose of providing holders of First Citizens common stock and holders of CIT common stock access to certain nonpublic information made available to First Citizens and CIT and their respective boards of directors and financial advisors.
Neither First Citizens nor CIT endorses the prospective financial information as necessarily predictive of actual future results. Furthermore, although presented with numerical specificity, the prospective financial information reflects numerous estimates and assumptions made by First Citizens senior management or CIT senior management, as applicable, at the time such prospective financial information was prepared or approved for use by the financial advisors and represents First Citizens senior management’s or CIT senior management’s respective evaluation of First Citizens’ and CIT’s expected future financial performance on a stand-alone basis, without reference to the mergers. In addition, since the prospective financial information covers multiple years, such information by its nature becomes subject to greater uncertainty with each successive year. These and the other estimates and assumptions underlying the prospective financial information involve judgments with respect to, among other things, economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among other things, the inherent uncertainty of the business and economic conditions affecting the industries in which First Citizens and CIT operate and the risks and uncertainties described under “Risk Factors” beginning on page 43 of this joint proxy statement/prospectus and “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 41 of this joint proxy statement/prospectus and in the reports that First Citizens and CIT file with the SEC from time to time, all of which are difficult to predict and many of which are outside the control of First Citizens and CIT and will be beyond the control of the combined company. There can be no assurance that the underlying assumptions or projected results will be realized, and actual results could differ materially from those reflected in the prospective financial information, whether or not the mergers are completed. Further, these assumptions do not include all potential actions that the senior management of First Citizens or CIT could or might have taken during these time periods. The inclusion in this joint proxy statement/prospectus of the unaudited prospective financial information below should not be regarded as an indication that First Citizens, CIT or their respective boards of directors or advisors considered, or now consider, this prospective financial information to be material information to any holders of First Citizens common stock or holders of CIT common stock, as the case may be, particularly in light of the inherent risks and uncertainties associated with such prospective financial information, or that it should be construed as financial guidance, and it should not be relied on as such. This information was prepared solely for internal use and is subjective in many respects and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The prospective financial information is not fact and should not be relied upon as necessarily indicative of actual future results. The prospective financial information also reflects numerous variables, expectations and assumptions available at the time it was prepared as to certain business decisions that are subject to change and does not take into account any circumstances or events occurring after the date they were prepared, including the transactions contemplated by the merger agreement or the possible financial and other effects on First Citizens or CIT of the mergers, and does not attempt to predict or suggest actual future results of the combined company or give effect to the mergers, including the effect of negotiating or executing the merger agreement, the costs that may be incurred in connection with consummating the mergers, the potential synergies that may be achieved by the combined company as a result of the mergers, the effect on First Citizens or CIT of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions which would likely have been taken if the merger agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the mergers. Further, the prospective financial information does not take into account the effect of any possible failure of the mergers to occur. No assurances can be given that if the prospective financial information and the underlying assumptions had been prepared as of the date of this joint proxy statement/prospectus, similar assumptions would be used. In addition, the prospective financial information may not reflect the manner in which the combined company would operate after the mergers.
The accompanying prospective financial information was not prepared for the purpose of, or with a view toward, public disclosure (except in the case of the CIT consensus street estimates, excluding, for the avoidance of doubt, the extrapolations included in the CIT consensus street estimates) or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, published guidelines of the SEC regarding forward-looking statements or generally accepted accounting principles.
The prospective financial information of First Citizens included in this section has been prepared by, and is the responsibility of, First Citizens management, and the prospective financial information of CIT included in this section has been prepared by, and is the responsibility of, CIT management. First Citizens assumes no responsibility for the prospective financial information of CIT, and CIT assumes no responsibility for the prospective financial information of First Citizens. Dixon Hughes Goodman LLP (First Citizens’ independent registered public accounting firm), Deloitte & Touche LLP (CIT’s independent registered public accounting firm for each of the two years in the period ended December 31, 2019), PricewaterhouseCoopers LLP (CIT’s independent registered public accounting firm for the year ended December 31, 2017), or any other independent registered public accounting firm, have not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying prospective financial information and, accordingly, each of Dixon Hughes Goodman LLP, Deloitte & Touche LLP and PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto or its achievability and assumes no responsibility for the prospective financial information and disclaims any association with the prospective financial information. The reports by Dixon Hughes Goodman LLP, Deloitte & Touche LLP, and PricewaterhouseCoopers LLP incorporated by reference in this joint proxy statement/prospectus relate to First Citizens’ and CIT’s previously issued financial statements. They do not extend to the prospective financial information and should not be read to do so.
First Citizens Prospective Financial Information.
The following table summarizes certain prospective financial information with respect to First Citizens on a stand-alone basis (amounts may reflect rounding):
(Dollars in millions, except per share data)	2020E	2021E	2022E	2023E	2024E	2025E
Net Income Available to Common Shareholders	$466.8	$427.7	$452.4	$493.1	$537.5	$585.7
Earnings Per Share	46.37	43.57	46.08	50.23	54.75	59.67
Total Assets	48,891	49,966	53,464	57,233	61,260	65,558
Dividends Per Share	1.67	1.88	2.25	2.62	2.99	3.36
In addition, the above prospective financial information with respect to First Citizens on a stand-alone basis was extrapolated by First Citizens’ management for calendar years 2023 through 2025 from the First Citizens prospective financial information prepared by First Citizens’ management, applying a long-term annual net income growth rate for First Citizens of 9% starting in 2023 and a long-term annual asset growth rate for First Citizens of 7% starting in 2023.

CIT Prospective Financial Information
The following table summarizes certain prospective financial information with respect to CIT on a standalone basis (amounts may reflect rounding):
(Dollars in millions, except per share data)	2020E	2021E	2022E	2023E	2024E	2025E
Net (Loss) Income Available to Common Shareholders (excluding noteworthy items)	$(154.5)	$490.3	$541.5	$391.8	$423.1	$457.0
Earnings Per Share	(1.57)	4.94	5.40	3.90	4.22	4.55
Net Income Available to Common Shareholders (excluding noteworthy items and normalized)	224.6	251.9	362.8	391.8	423.1	457.0
Earnings Per Share (normalized)	2.29	2.54	3.61	3.90	4.22	4.55
Total Assets	57,109	59,812	62,586	66,341	70,322	74,541
The prospective Net (Loss) Income Available to Common Shareholders (excluding noteworthy items) (“Net Income Excluding Noteworthy Items”) included in the above prospective financial information with respect to CIT on a stand-alone basis for 2020-2022 was prepared by CIT management as part of its normal forecasting process. Noteworthy items of $4.56 per share in 2020 include charges related to goodwill impairment, merger and integration costs related to the acquisition of MOB, which CIT acquired in January 2020, facilities impairment (projected for the fourth quarter) and other items. Noteworthy items in 2021 represent charges of $0.10 per share. There are no noteworthy items forecasted beyond 2021. To arrive at the prospective Net Income Available to Common Shareholders (excluding noteworthy items and normalized) (“Normalized Net Income Excluding Noteworthy Items”) for 2020-2022, two adjustments were made:
1.	The provision for loans losses was assumed to be $180 million annually on a pretax basis.
2.
Pre-tax gains on sale of railcars, mortgages and securities which were estimated to be approximately $150 million annually in the Net Income Excluding Noteworthy Items were limited to 50%, or approximately $75 million, in the Normalized Net Income Excluding Noteworthy Items.

The Normalized Net Income Excluding Noteworthy Items for calendar years 2023-2025 was extrapolated by applying a long term annual growth rate of 8% starting in 2023. The Net Income Excluding Noteworthy Items for 2023-2025 was assumed to be the same as the Normalized Net Income Excluding Noteworthy Items. Total assets were assumed to grow 6% annually starting in 2023 for both Net Income Excluding Noteworthy Items and Normalized Net Income Excluding Noteworthy Items.
General
The stand-alone prospective financial information for First Citizens and CIT was prepared separately using, in some cases, different assumptions, and are not intended to be added together. Adding the financial forecasts together for the two companies is not intended to represent the results the combined company will achieve if the merger is completed and is not intended to represent forecasted financial information for the combined company if the merger is completed.
By including in this joint proxy statement/prospectus a summary of the prospective financial information, neither First Citizens nor CIT nor any of their respective representatives has made or makes any representation to any person regarding the ultimate performance of First Citizens or CIT compared to the information contained in the prospective financial information. Neither First Citizens, CIT, nor, after completion of the mergers, the combined company, undertakes any obligation to update or otherwise revise the prospective financial information to reflect circumstances existing since their preparation or to reflect the occurrence of subsequent or unanticipated events, even in the event that any or all of the underlying assumptions are shown to be inappropriate, or to reflect changes in general economic or industry conditions. None of First Citizens, CIT or their respective advisors or other representatives has made, makes or is authorized in the future to make any representation to any stockholder of First Citizens or CIT or other person regarding First Citizens’ or CIT’s ultimate performance compared to the information contained in the prospective financial information or that the results reflected in the prospective financial information will be achieved. The prospective financial information included above is provided because it was made available to and considered by First Citizens and CIT and their respective boards of directors and financial advisors in connection with the mergers.

In light of the foregoing, and considering that the First Citizens and CIT special meetings will be held several months after the prospective financial information was prepared, as well as the uncertainties inherent in any forecasted information, First Citizens stockholders and CIT stockholders are cautioned not to place unwarranted reliance on such information, and are urged to review First Citizens’ and CIT’s most recent SEC filings for a description of their reported financial results and the financial statements of First Citizens and CIT incorporated by reference in this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 183. The prospective financial information summarized in this section is not included in this joint proxy statement/prospectus in order to induce any holder of First Citizens common stock to vote in favor of the First Citizens stock issuance proposal or any of the other proposals to be voted on at the First Citizens special meeting or to induce any holder of CIT common stock to vote in favor of the CIT merger proposal or any of the other proposals to be voted on at the CIT special meeting.
Interests of First Citizens’ Directors and Executive Officers in the Mergers
In considering the recommendation of the First Citizens board of directors to vote for the First Citizens stock issuance proposal, holders of First Citizens common stock should be aware that the directors and executive officers of First Citizens may have interests in the mergers that are different from, or in addition to, the interests of holders of First Citizens common stock generally and that may create potential conflicts of interest. The First Citizens board of directors was aware of these interests and considered them, among other matters, in evaluating and negotiating the merger agreement and approving the merger agreement, and in recommending to holders of First Citizens common stock that they vote for the First Citizens stock issuance proposal. For more information, see the sections entitled “The Mergers—Background of the Mergers” beginning on page 67 and “The Mergers—First Citizens’ Reasons for the Mergers; Recommendation of First Citizens’ Board of Directors” beginning on page 77. Such interests are described in more detail below.
First Citizens Merger-Related Employment Arrangements
In connection with the execution of the merger agreement, First Citizens entered into a letter agreement with Ms. Ellen R. Alemany (the “Alemany letter agreement”), with respect to the terms of Ms. Alemany’s employment with and service to First Citizens Bank following the effective time, which would become effective upon the effective time. The Alemany letter agreement provides that Ms. Alemany will serve as the Vice Chairwoman of First Citizens Bank and will be employed by First Citizens Bank through the second anniversary of the closing date of the mergers. After the initial six (6) months of her term, First Citizens Bank may remove Ms. Alemany from the Vice Chairwoman position upon mutual agreement by Ms. Alemany and Mr. Frank B. Holding, Jr. that successful integration of CIT and First Citizens is sufficiently assured such that her service in such position is no longer necessary. In the event Ms. Alemany is removed from her position as Vice Chairwoman of First Citizens Bank, she will continue in employment for the remainder of her two-year term as Special Advisor to the Chairman of the Board and Chief Executive Officer. In the event Ms. Alemany is removed from the Vice Chairwoman position, she will also resign from the Boards of Directors of First Citizens Bank and First Citizens.
In consideration for her services, Ms. Alemany will receive (a) an annual base salary of $1,000,000; (b) a guaranteed annual bonus of $6,850,000 for each year of her two year term; and (c) as an incentive to remain employed for the full two year term, a retention bonus of $13,000,000 that will be paid in a lump sum at the end of the two term year, conditioned upon Ms. Alemany executing a release of all claims. Under certain conditions, such as Ms. Alemany’s (i) termination by First Citizens Bank without special cause, (ii) her disability or death or (iii) decision to terminate her own employment for good reason, the retention bonus will become due and payable in accordance with the Alemany letter agreement in lieu of any amounts that she would have been entitled to receive upon any qualifying termination of employment under the CIT Employee Severance Plan or any other severance arrangements with CIT, and her right to receive the annual base salary and guaranteed annual bonus will not be affected.
Ms. Alemany’s outstanding CIT RSUs and CIT PSUs with respect to shares of CIT common stock will be converted along with other such awards as provided in the Merger Agreement and continue to vest over time and will vest in full upon an eligible termination of employment.
In addition to the Alemany letter agreement, Ms. Alemany will be subject to a non-competition, non-solicitation, and confidentiality agreement that will prohibit her from competing with First Citizens Bank and its parent entities, subsidiaries, and affiliates during and for the two year period following her employment, with certain exceptions for her ability to serve as a non-employee director or advisor to any entity that does not derive more than 25 percent of its revenue from competing businesses, or a financial institution with assets in excess $600 billion.
In connection with the execution of the merger agreement, First Citizens also entered into retention letter agreements with David Harnisch as President, Commercial Finance (the “Harnisch letter agreement”) and one other executive officer of CIT with respect to the terms of their employment with and service to First Citizens Bank following the completion of the mergers, which will become effective upon the effective time.
In consideration for their services, each of Mr. Harnisch and the one other executive officer will receive an annual base salary no less than that in effect immediately prior to closing. In addition, each will be eligible for incentive compensation opportunities commensurate with those provided to other senior executives of First Citizens, except that their first quarter CIT stock awards will be the sole long-term incentive opportunity they receive in 2021 and their short term incentive payouts for 2021 will be no less than 85 percent of target. As an incentive for them to remain employed with First Citizens, each executive will be eligible to receive a retention bonus that will vest in full and become non-forfeitable upon the second anniversary of the closing date of the mergers, unless prior to that date they incur an eligible termination, or, in one executive officer’s case, an eligible termination or retirement, in each case as defined in the applicable retention letter agreement. The amounts of these retention bonuses for Mr. Harnisch and the one other executive officer are $3,800,000 and $2,336,500, respectively. The retention bonuses will be paid in a lump sum upon separation from service, conditioned upon the execution of a release of all claims.
Each of Mr. Harnisch and the one other executive officer is also entitled to a special bonus of $700,000 and $500,000, respectively, which will, subject to continued employment, be paid 50 percent on the first anniversary of the closing date of the mergers and 50 percent on the second anniversary, unless prior to those dates they incur an eligible termination.
In each case, these executives will remain subject to the terms of their existing restrictive covenant agreements with CIT.
Mr. Harnisch’s and the other executive officer’s outstanding CIT RSUs and CIT PSUs with respect to shares of CIT common stock will be converted along with other such awards as provided in the Merger Agreement and continue to vest over time and will vest in full upon an eligible termination of employment or retirement, or in the one executive officer’s case, if he or she works through the first anniversary of Closing.
Officers’ Insurance
First Citizens is party to indemnification agreements with each of its directors and executive officers that require First Citizens, among other things, to indemnify the directors and executive officers against certain liabilities that may arise by reason of their status or service as directors or officers.
Board of Directors and Management of the Combined Company and Combined Bank
Immediately following the closing of the mergers, the board of directors of the combined company and the combined bank will each consist of fourteen (14) directors: Frank B. Holding, Jr., John M. Alexander, Jr., Victor E. Bell, III, Peter M. Bristow, Hope H. Bryant, H. Lee Durham, Jr., Daniel L. Heavner, Robert R. Hoppe, Floyd L. Keels, Robert E. Mason IV, Robert T. Newcomb, each a current director of First Citizens; Ellen R. Alemany, the current Chairwoman and Chief Executive Officer of CIT; and Michael A. Carpenter and Vice Admiral John R. Ryan, USN (Ret.), each a current director of CIT. Non-employee members of the combined company’s board of directors will be compensated for such service.
Interests of CIT’s Directors and Executive Officers in the Mergers
In considering the recommendation of the CIT board of directors to vote to approve the CIT merger proposal, holders of CIT common stock should be aware that the directors and executive officers of CIT may have interests in the mergers that are different from, or in addition to, the interests of holders of CIT common stock generally and that may create potential conflicts of interest. The CIT board of directors was aware of these interests and considered them, among other matters, in evaluating and negotiating the merger agreement and approving the merger agreement and in recommending to holders of CIT common stock that they vote to approve the CIT merger proposal. For more information, see the sections entitled “The Mergers—Background of the Mergers” beginning on page 67 and “The Mergers—CIT’s Reasons for the Mergers; Recommendation of CIT’s Board of Directors” beginning on page 89. Such interests are described in more detail below.
Treatment of CIT Equity Awards
Except as otherwise provided under the terms of First Citizens’ letter agreements with each of Ms. Alemany, Mr. Harnisch and the one other executive officer as described above, the CIT RSUs, CIT Director RSUs and CIT PSUs (collectively, the “CIT equity awards”) held by CIT’s directors and executive officers immediately prior to the effective time will be generally treated in the same manner as those CIT equity awards held by other employees of CIT.
•
CIT RSUs. Except as otherwise agreed by First Citizens and CIT, each outstanding CIT RSU, other than a CIT Director RSU, will, automatically and without any required action on the part of the holder thereof, be converted into a number of restricted stock units in respect of shares of First Citizens Class A common stock equal to the product (with the result rounded up to the nearest whole share) of (i) the number of shares of CIT common stock subject to each such CIT RSU as of immediately prior to the effective time determined based on target level performance (to the extent applicable) multiplied by (ii) the exchange ratio. Each converted award will in all other respects be subject to the same terms and conditions (including vesting terms, payment timing and rights to receive dividend equivalents) applicable to the existing CIT RSU under the applicable equity plan and award agreement as in effect immediately prior to the effective time.

•
CIT Director RSUs. Except as otherwise agreed by First Citizens and CIT, each outstanding CIT Director RSU that is not subject to a deferral election, will, in accordance with its terms, at the effective time, automatically and without any required action on the part of the holder thereof, be converted into the right to receive the merger consideration in respect of the number of shares of CIT common stock subject to such CIT Director RSU, less applicable tax withholding (if any), which will be delivered as soon as reasonably practicable following the closing date and in no event later than five (5) days following the closing date.

•
CIT PSUs. Except as otherwise agreed by First Citizens and CIT, each outstanding CIT PSU will, automatically and without any required action on the part of the holder thereof, be converted into a number of restricted stock units in respect of shares of First Citizens Class A common stock equal to the product (with the result rounded up to the nearest whole share) of (i) the number of shares of CIT common stock subject to each such CIT PSU as of immediately prior to the effective time determined based on target level performance multiplied by (ii) the exchange ratio. Each converted award will in all other respects be subject to the same terms and conditions (including rights to receive dividend equivalents) applicable to the existing CIT PSU under the applicable equity plan and award agreement as in effect immediately prior to the effective time, provided that vesting will be subject only to continued service of the holder through each applicable final performance date and will not be subject to any performance goals or metrics following the effective time.

The converted equity awards generally shall be subject to “double-trigger” vesting, such that in the event of the holder’s retirement, termination of employment by First Citizens without “cause”, or such holder’s resignation for “good reason”, in each case, following the closing, such converted equity awards shall accelerate and vest. The merger will be deemed a change of control for purposes of such “double-trigger” vesting.
For an estimate of the amounts that would be realized by each of CIT’s named executive officers at the effective time in respect of their unvested CIT equity awards that are outstanding on December 18, 2020, see the section entitled “—Quantification of Payments and Benefits to CIT’s Named Executive Officers” beginning on page 124. The estimated aggregate amount that would be realized by the eight (8) CIT executive officers who are not named executive officers in connection with their unvested CIT equity awards that are outstanding on December 18, 2020 if the merger were to be completed and they were to experience a qualifying termination on April 1, 2021 is $3,666,648. The estimated aggregate amount that would be realized by the eleven (11) non-employee directors of CIT in connection with the vesting of their unvested CIT equity awards that are outstanding on December 18, 2020 if the mergers were to be completed on April 1, 2021 is $4,859,626. The amounts in this paragraph were determined using a price per share of CIT common stock of $27.258 (the average closing market price of CIT common stock over the first five (5) business days following the public announcement of the mergers on October 15, 2020). These amounts do not attempt to forecast any additional equity award grants, issuances or forfeitures that may occur prior to the closing of the mergers and do not reflect any CIT equity awards that are expected to vest in accordance with their terms prior to April 1, 2021. As a result of the foregoing assumptions, which may or may not actually occur or be accurate on the relevant date, the actual amounts, if any, to be received by CIT’s non-employee directors may materially differ from the amounts set forth above.
First Citizens Employment Arrangements
As described above in the section entitled “—First Citizens Merger-Related Employment Arrangements” beginning on page 120, in lieu of all compensation and benefits which Ms. Alemany would otherwise have been entitled to receive upon a qualifying termination under the CIT Employee Severance Plan (described below) or any other CIT employment arrangement, Ms. Alemany will receive an accelerated cash retention bonus of $13,000,000 upon a qualifying termination under the Alemany letter agreement. Additionally, in lieu of all compensation and benefits which Mr. Harnisch and one other executive officer would otherwise have been entitled to receive upon a qualifying termination under the CIT Employee Severance Plan, Mr. Harnisch and one other executive officer will receive an accelerated cash retention bonus of $3,800,000 and $2,336,500, respectively, upon a qualifying termination under their retention letter agreements with First Citizens.
CIT Employee Severance Plan
CIT maintains the CIT Employee Severance Plan, as amended and restated effective January 1, 2017, to provide severance and other benefits to certain eligible employees, including the named executive officers, of CIT and its designated affiliated companies who suffer a loss of employment under the terms and conditions of the CIT Employee Severance Plan. Upon a “change of control termination”, members of CIT’s executive management committee are generally entitled to receive: (1) a cash severance amount equal to two times the sum of (i) his or her annual base pay, plus (ii) the average of the highest two out of the last three years’ short-term incentives, or the simple average if the period is less than three years (or, if the named executive officer was not eligible for a short-term incentive during such period, the current year short-term incentive guarantee or estimate/target, if applicable); (2) a prorated severance bonus; (3) a payment equal to the employer portion of the cost of health insurance premiums, as applicable, under CIT-sponsored health coverage plans for 24 months, which amount will be increased to cover applicable taxes, and (4) certain outplacement benefits. Any named executive officer who is entitled to participate in the CIT Employee Severance Plan is not entitled to receive any other severance, separation, notice or termination payments or other remuneration on account of his or her employment or termination of employment with CIT under any other plan, policy, program or agreement.
On October 19, 2020, CIT entered into letter agreements with each of Ms. Alemany, Mr. Fawcett, Mr. Harnisch and certain other executive officers to amend the following provisions of the CIT Employee Severance Plan as applicable to such participants: “Good Reason”, “Cause”, determinations, release and 280G net-better cutback.
Indemnification; Directors’ and Officers’ Insurance
Pursuant to the terms of the merger agreement, from and after the effective time, the surviving entity would indemnify certain persons, including CIT’s directors and executive officers. In addition, for a period of six (6) years from the effective time, the combined bank would maintain an insurance policy for the benefit of certain persons, including CIT’s directors and executive officers. For additional information, see “The Merger Agreement—Director and Officer Indemnification and Insurance” beginning on page 140.
Membership of the Board of Directors of the Combined Company and Bank
Immediately following the closing of the mergers, the board of directors of the combined company and the combined bank will each consist of fourteen (14) directors: Frank B. Holding, Jr., John M. Alexander, Jr., Victor E. Bell, III, Peter M. Bristow, Hope H. Bryant, H. Lee Durham, Jr., Daniel L. Heavner, Robert R. Hoppe, Floyd L. Keels, Robert E. Mason IV, Robert T. Newcomb, each a current director of First Citizens; Ellen R. Alemany, the current Chairwoman and Chief Executive Officer of CIT; and Michael A. Carpenter and Vice Admiral John R. Ryan, USN (Ret.), each a current director of CIT.
Non-employee members of the combined company’s board of directors will be compensated for such service.

For additional information, see “The Mergers—Governance of the Combined Company After the Mergers” beginning on page 125.
Quantification of Payments and Benefits to CIT’s Named Executive Officers
This section sets forth the information required by Item 402(t) of the SEC’s Regulation S-K regarding compensation for each named executive officer of CIT that is based on, or otherwise relates to, the mergers. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules and in this section such term is used to describe the merger-related compensation payable to CIT’s named executive officers. The “golden parachute” compensation payable to these individuals is subject to a non-binding advisory vote of holders of CIT common stock, as described in the section entitled “Proposal 2: CIT Compensation Proposal” beginning on page 63. The table below sets forth, for the purposes of this golden parachute disclosure, the amount of payments and benefits (on a pre-tax basis) that each of CIT’s named executive officers would receive, using the following assumptions:
•	April 1, 2021 as the closing date of the merger;
•	each named executive officer will experience a qualifying termination at the effective time;
•	the named executive officers’ base salary rate and annual target bonus remain unchanged from those in place as of December 18, 2020;
•	equity awards that are outstanding as of December 18, 2020;
•
a price per share of CIT common stock of $27.258 (the average closing market price of CIT common stock over the first five (5) business days following the public announcement of the merger on October 15, 2020); and

•	for purposes of the unvested CIT equity awards set forth in the table, target performance for awards granted in 2019 and 2020.
The calculations in the table do not include amounts that CIT’s named executive officers were already entitled to receive or vested in as of the date of this joint proxy statement/prospectus. In addition, these amounts do not attempt to forecast any additional equity award grants, issuances or forfeitures that may occur, or future dividends or dividend equivalents that may be accrued, prior to the completion of the merger and do not reflect any CIT equity awards that are expected to vest in accordance with their terms prior to April 1, 2021. As a result of the foregoing assumptions, which may or may not actually occur or be accurate on the relevant date, including the assumptions described in the footnotes to the table, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below.
Golden Parachute Compensation
Name(1)	Cash ($)(2)	Equity ($)(3)	Health and Welfare Subsidy ($)(4)	Total ($)
Named Executive Officers
Ellen R. Alemany	$13,000,000	$3,990,599	—	$16,990,599
John J. Fawcett	$4,667,948	$1,276,992	$40,310	$5,985,250
David M. Harnisch	$3,800,000	$1,567,727	—	$5,367,727
Philip C. Robbins	$2,710,256	$779,208	$40,310	$3,529,774
(1)
Table excludes former CIT employee and named executive officer Robert Rubino, whose last day of employment with CIT was June 1, 2020. Upon his termination, which was not in connection with a change of control, he received (i) cash worth a total amount of $1,490,155 (comprising $920,000 in cash severance and pay in lieu of notice, $550,000 in severance bonus and $20,155 in health and welfare subsidy), (ii) equity worth $912,041 ($685,465 in the form of unvested RSUs and $226,576 in the form of unvested PSUs) and (iii) a benefit in kind worth $25,000 for outplacement benefits. Of this amount, $570,000 has already been paid by CIT and the remaining balance is payable within 30 days following the six-month anniversary of his separation from service.

(2)
The cash amounts payable to each of Mr. Fawcett and Mr. Robbins consist of the following pursuant to the CIT Employee Severance Plan: (a) (i) his annual base pay, plus (ii) the average of the highest two of the last three years’ short-term incentive awards, or the simple average if the period is less than three years (or, if the named executive officer was not eligible for a short-term incentive during such period, the current year short-term incentive guarantee or estimate/target, if applicable), (b) a severance bonus, as calculated under the CIT Employee Severance Plan, and (c) outplacement benefits. As noted above in “— First Citizens Employment Arrangements”, Ms. Alemany and Mr. Harnisch waived their right to participate in the CIT Employee Severance Plan upon the effective time and, therefore, they would not be eligible for any severance benefits thereunder upon a qualifying termination occurring concurrently with the closing of the first step merger. The cash amounts payable to Ms. Alemany and Mr. Harnisch consist of the retention bonuses payable under the Alemany letter agreement and Harnisch letter agreement, respectively, which are in lieu of all compensation and benefits each otherwise would have been entitled to receive upon a qualifying termination under their existing severance arrangements with CIT. In addition, Ms. Alemany’s and Mr. Harnisch’s other post-closing compensation and benefits from First Citizens are excluded from the table because they are being paid pursuant to a bona fide post-closing employment agreement and both are expected to continue to work for First Citizens after the closing.
Name	Accelerated Retention Bonus ($)	Cash Severance ($)	Severance Bonus ($)	Outplacement Benefits ($)	Total ($)
Named Executive Officers
Ellen R. Alemany	$13,000,000	—	—	—	$13,000,000
John J. Fawcett	—	$4,234,615	$408,333	$25,000	$4,667,948
David M. Harnisch	$3,800,000	—	—	—	$3,800,000
Philip C. Robbins	—	$2,476,923	$208,333	$25,000	$2,710,256
(3)
The CIT equity awards held by CIT named executive officers generally will vest in accordance with their terms or upon retirement or a qualifying termination of employment without cause or for good reason within the two-year period following the effective time (i.e., “double-trigger”). Set forth below are the separate values of each type of unvested equity-based award held by each of CIT’s named executive officers that would vest on a qualifying termination at the effective time.

Name	Unvested RSUs ($)	Unvested PSUs ($)	Total ($)
Named Executive Officers
Ellen R. Alemany	$1,392,773	$2,597,826	$3,990,599
John J. Fawcett	$445,687	$831,304	$1,276,992
David M. Harnisch	$836,870	$730,857	$1,567,727
Philip C. Robbins	$382,705	$396,504	$779,208
(4)
Pursuant to the CIT Employee Severance Plan, represents a cash benefits subsidy equal to the cost of the employer portion of health premiums for a period of twenty-four (24) months upon a “change of control termination”. All such amounts are “double trigger”. Mr. Alemany and Mr. Harnisch are not entitled to continued health or other welfare benefits following termination pursuant to the terms of their letter agreements with First Citizens.

Governance of the Combined Company After the Mergers
Board of Directors
The board of directors of the combined company and the combined bank as of the effective time will have fourteen (14) members, consisting of:
•	eleven (11) current First Citizens directors, which will include Frank B. Holding, Jr., the current Chairman and Chief Executive Officer of First Citizens; and
•	three (3) current CIT directors, which will include Ellen R. Alemany, the current Chairwoman of the CIT board of directors.
Immediately following the completion of the mergers, the board of directors of the combined company and the combined bank is expected to consist of Frank B. Holding, Jr., John M. Alexander, Jr., Victor E. Bell, III, Peter M. Bristow, Hope H. Bryant, H. Lee Durham, Jr., Daniel L. Heavner, Robert R. Hoppe, Floyd L. Keels, Robert E. Mason IV, and Robert T. Newcomb, each a current director of First Citizens; Ellen R. Alemany, the current Chairwoman and Chief Executive Officer of CIT; and Michael A. Carpenter and Vice Admiral John R. Ryan, USN (Ret.), each a current director of CIT. Non-employee members of the combined company’s board of directors will be compensated for such service.
Chairman and Chief Executive Officer, Vice Chairwoman
After the effective time, Mr. Holding will continue to serve as Chairman and Chief Executive Officer of the combined company and the combined bank, and Ms. Alemany will serve as vice chairwoman of the combined bank.

Ms. Alemany will be employed by First Citizens Bank through the second anniversary of the closing date of the mergers (the “Term”), however, after the initial six (6) months of the Term, First Citizens Bank may remove Ms. Alemany from the Vice Chairwoman position, assuming she and the Chief Executive Officer of First Citizens Bank mutually agree that successful integration of CIT and First Citizens is sufficiently assured such that Ms. Alemany’s service in that position is no longer necessary, after which she will continue in employment for the remainder of the two-year term as Special Advisor to the Chairman of the Board and Chief Executive Officer. If Ms. Alemany is removed from the Vice Chairwoman position, she will also resign from the Boards of Directors of First Citizens and First Citizens Bank.
Headquarters and Name After the Mergers
After the effective time, the corporate headquarters of the combined company and the combined bank will be located in Raleigh, North Carolina, and the name of the combined company will be “First Citizens BancShares, Inc.”, and the name of the combined bank will be “First-Citizens Bank & Trust Company”.
Accounting Treatment
First Citizens and CIT each prepare their respective financial statements in accordance with GAAP. With the transaction structured as a merger of equals, GAAP requires that one of the combining entities be identified as the acquirer. The mergers will be accounted for using the acquisition method of accounting, and First Citizens will be treated as the accounting acquirer. In a business combination effected primarily by transferring cash or stock, the entity that transfers the cash or stock is generally the acquirer. In identifying First Citizens as the acquiring entity for accounting purposes, a number of factors were considered, including the legal acquirer, the entity issuing stock, the surviving entity, the relative voting rights of all equity instruments in the combined company, the intended corporate governance structure of the combined company and the terms of the exchange of equity securities pursuant to the merger agreement. No single factor was the sole determinant in the overall conclusion that First Citizens is the acquirer for accounting purposes; rather, all factors were considered in arriving at such conclusion.
Regulatory Approvals
To complete the mergers, First Citizens and CIT need to obtain approvals or consents from, or make filings with, a number of federal, state and foreign regulators and supervisory agencies. Subject to the terms of the merger agreement, First Citizens and CIT have agreed to cooperate with each other and use reasonable best efforts to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and governmental entities which are necessary or advisable to consummate the transactions contemplated by the merger agreement (including the first step merger and the bank merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such governmental entities. These approvals include, among others, the approval of the Federal Reserve Board, the FDIC and the NCCOB. Under the terms of the merger agreement, neither First Citizens nor CIT is required to take any action or agree to any condition or restriction in connection with obtaining these approvals that would reasonably be expected to have a material adverse effect on the combined company and its subsidiaries, taken as a whole, after giving effect to the mergers.
The approval of an application means only that the regulatory criteria for approval have been satisfied or waived. It does not mean that the approving authority has determined that the consideration to be received by holders of CIT common stock in the first step merger is fair. Regulatory approval does not constitute an endorsement or recommendation of the mergers.
First Citizens and CIT believe that the mergers do not raise significant regulatory concerns and that they will be able to obtain all requisite regulatory approvals. However, there can be no assurance that all of the regulatory approvals described below will be obtained and, if obtained, there can be no assurances regarding the timing of the approvals, the companies’ ability to obtain the approvals on satisfactory terms or the absence of litigation challenging such approvals. In addition, there can be no assurance that such approvals will not impose conditions or requirements that, individually or in the aggregate, would or could reasonably be expected to have an adverse effect on the financial condition, results of operations, assets or business of the combined company following completion of the mergers. There can likewise be no assurances that regulatory or competition authorities will not attempt to challenge the mergers or, if such a challenge is made, what the result of such challenge will be.

Federal Reserve Board
First Citizen’s acquisition of CIT and CIT Bank through the mergers is subject to prior approval by the Federal Reserve Board pursuant to Section 3 of the Bank Holding Company Act of 1956, as amended (the “BHC Act”). The Federal Reserve Board takes into consideration a number of factors when acting on applications under Section 3 of the BHC Act. These factors include the financial and managerial resources (including consideration of the competence, experience and integrity of the officers, directors and principal stockholders, as well as the current and pro forma capital ratios of the institutions) and future prospects of the combined organization. The Federal Reserve Board also considers the effectiveness of the applicant in combatting money laundering, as well as the extent to which the proposal would result in greater or more concentrated risks to the stability of the U.S. banking or financial system. The Federal Reserve Board may not approve a proposal that would have significant adverse effects on competition or on the concentration of resources in any banking market. First Citizens and CIT also expect that the Federal Reserve will take into consideration the preparedness of First Citizens following the mergers to comply with the additional regulatory requirements imposed on banks and bank holding companies with greater than $100 billion in assets.
In considering an application under Section 3 of the BHC Act, the Federal Reserve Board also reviews the records of performance of the relevant insured depository institutions under the Community Reinvestment Act (the “CRA”), pursuant to which the Federal Reserve Board must also take into account the record of performance of each of First Citizens and CIT in meeting the convenience and needs, including credit needs, of the communities in which their subsidiary depository institutions are located, including low and moderate income neighborhoods. In their most recent CRA performance evaluation, First Citizens’ wholly-owned subsidiary, First Citizens Bank, and CIT’s wholly-owned subsidiary, CIT Bank, each received an overall “satisfactory” rating by their respective federal bank regulators.
Concurrently with the submission of the application under Section 3 of the BHC Act, First Citizens Bank submitted a waiver request to the Federal Reserve Board to seek relief from prior approval requirements under Section 3(a)(1) of the BHC Act in connection with being an intermediate bank holding company for a moment in time. In addition, First Citizens and First Citizens Bank submitted a waiver request to the Federal Reserve Board seeking relief from any prior notice or approval requirements with respect to the acquisition of CIT Northbridge Credit, LLC (in which CIT Bank indirectly owns a non-controlling interest of 20 percent) and Strategic Credit Partners Holdings LLC (in which CIT Strategic Finance, Inc., a nonbank subsidiary of CIT, owns a non-controlling interest of 10 percent), which First Citizens Bank will acquire and hold as non-controlling interests of the combined bank.
First Citizens Bank has also submitted an application to the Federal Reserve Board pursuant to Section 25A of the Federal Reserve Act to establish an entity known as an Edge corporation as a subsidiary of the bank. The Edge corporation will become the intermediate holding company for all of the foreign organizations that are currently non-bank subsidiaries of CIT. In acting on an Edge corporation application, the Federal Reserve Board will consider a number of factors, including the financial condition and history of First Citizens Bank, the character of its management, the convenience and needs of the community to be served with respect to international banking and financing services, and the effects of the proposed Edge corporation on competition.
The initial filing of the applications to the Federal Reserve Board occurred on December 8, 2020.
FDIC
The bank merger is subject to approval by the FDIC under Section 18(c)(2)(C) of the Bank Merger Act, 12 U.S.C. §1828(c) (the “Bank Merger Act”). In evaluating an application filed under the Bank Merger Act, the FDIC considers: (i) the competitive impact of the transaction, (ii) the financial and managerial resources of the depository institutions party to the bank merger and future prospects of the resulting institution, (iii) the convenience and needs of the communities to be served, (iv) the depository institutions’ effectiveness in combating money-laundering activities, and (v) the risk to the stability of the United States banking and financial system. In considering an application under the Bank Merger Act, the FDIC also reviews the records or performance of the relevant insured depository institutions under the CRA.
Concurrently with the submission of the application under the Bank Merger Act, First Citizens Bank submitted an application with the FDIC under Section 18(l) of the Federal Deposit Insurance Act (“FDI Act”) seeking specific consent to acquire and hold the foreign organizations that are currently non-bank subsidiaries of CIT in connection with the mergers, and hold the foreign organizations indirectly through the to-be-formed Edge corporation. In evaluating an application filed under Section 18(l), the FDIC considers, among other factors, (i) whether the acquisition of the foreign organization is authorized under the laws of the chartering state of the bank, which is North Carolina in the case of First Citizens Bank, (ii) the bank’s capital position, including whether the bank is well capitalized, (iii) the terms of the bank’s direct or indirect investment in the foreign organizations, (iii) the financial position and income of the foreign organization, (iv) any other shareholders of the foreign organizations that hold ten percent or more of any class of the foreign organizations’ stock or other evidence of ownership, (v) the bank’s business plan(s) with respect to the foreign organizations, and (vi) whether the foreign organizations engage in financial activities that are permissible abroad for the bank, and limit any U.S. operations and activities (if any) to those that are incidental to the foreign organizations’ foreign or international business.
The initial filing of the applications to the FDIC occurred on December 8, 2020.
North Carolina Office of the Commissioner of Banks
The bank merger also requires prior approval of the NCCOB in accordance with the requirements of the applicable laws and regulations of the State of North Carolina. The NCCOB takes into consideration a number of factors when deciding whether notifications comply with the requirements of the North Carolina Consumer Finance Act.
The initial filing of the application to the NCCOB occurred on December 8, 2020.
Public Notice and Comments
The BHC Act, the Bank Merger Act and the General Statutes of North Carolina require published notice of, and the opportunity for public comment on, the applications to the Federal Reserve Board, the FDIC and the NCCOB. These agencies take into account the views of third-party commenters, particularly on the subject of the merging parties’ CRA performance and record of service to their communities. These agencies are also authorized to hold one or more public hearings or meetings if the agencies determine that such hearings or meetings would be appropriate. The receipt of written comments or any public meeting or hearing could prolong the period during which the applicable application is under review by these agencies.
In addition, although the Federal Reserve Act does not require an applicant to publish notice of an application to establish the Edge Corporation, the Federal Reserve Board will publish notice of the proposal in the Federal Register to give interested parties an opportunity to express their views on the proposal. There is no requirement for publication of notice or opportunity for comment in connection with an application to the FDIC under Section 18(l) of the FDI Act to acquire indirect control of foreign organizations.
Antitrust Review and Waiting Periods
In addition to the Federal Reserve Board and the FDIC, the DOJ conducts a concurrent competitive review of the mergers to analyze the mergers’ competitive effects and determine whether the mergers would result in a violation of the antitrust laws. Transactions approved under section 3 of the BHC Act or the Bank Merger Act generally may not be completed until thirty (30) days after the approval of the applicable federal agency is received, during which time the DOJ may challenge the transaction on antitrust grounds. With the approval of the applicable federal agency and the concurrence of the DOJ, the waiting period may be reduced to no less than fifteen (15) days. The commencement of an antitrust action would stay the effectiveness of such an approval unless a court specifically ordered otherwise. In reviewing the mergers, the DOJ could analyze the mergers’ effect on competition differently than the Federal Reserve Board or the FDIC, and, thus, it is possible that the DOJ could reach a different conclusion than the Federal Reserve Board or the FDIC regarding the mergers’ effects on competition. A determination by the DOJ not to object to the mergers may not prevent the filing of antitrust actions by private persons or state attorneys general.
Additional Regulatory Approvals and Notices
CIT submitted a Continuing Membership Application to FINRA on December 7, 2020 with respect to the proposed change in ownership of the CIT broker dealer subsidiary, CIT Capital Securities, LLC, which will become a direct and wholly owned subsidiary of First Citizens. Additional notifications and/or applications requesting approval may be submitted to various other federal, state and non-U.S. regulatory authorities and self-regulatory organizations, including applications to various state insurance regulators with respect to CIT’s insurance subsidiaries and various state financial services and banking regulators with respect to First Citizens Bank maintaining the existing CIT Bank offices in those states.
Treatment of CIT Preferred Stock
In the first step merger, each share of CIT series A preferred stock and CIT series B preferred stock issued and outstanding immediately prior to the effective time will be converted into the right to receive one (1) share of newly created First Citizens series B preferred stock and one (1) share of newly created First Citizens series C preferred stock, respectively. The First Citizens series B preferred stock and First Citizens series C preferred stock will have such rights, preferences, privileges and voting powers, and limitations and restrictions, taken as a whole, that are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers, and limitations and restrictions, taken as a whole, of the CIT series A preferred stock and CIT series B preferred stock, respectively (taking into account (i) that CIT will not be the surviving entity in the mergers and (ii) any adjustment to the existing right of optional redemption associated with each series of CIT preferred stock by First Citizens that is reasonably necessary to obtain Tier 1 Capital treatment from the Board of Governors of the Federal Reserve System for such preferred stock). The CIT series B preferred stock is currently listed on the NYSE under the symbol “CITPRB”. The shares of First Citizens series C preferred stock are expected to be listed on Nasdaq upon completion of the mergers.
Stock Exchange Listings
The First Citizens Class A common stock is listed for trading on Nasdaq under the symbol “FCNCA” and the First Citizens Class B common stock is traded on the over-the-counter market and is quoted on the OTC Bulletin Board under the symbol “FCNCB”. CIT common stock is listed on NYSE under the symbol “CIT” and CIT series B preferred stock is listed for trading on the NYSE under the symbol “CITPRB”. In the mergers, the CIT common stock and CIT series B preferred stock currently listed on the NYSE will be delisted from such exchange and deregistered under the Exchange Act.
Under the terms of the merger agreement, First Citizens will cause the shares of First Citizens Class A common stock and shares of the newly created series of First Citizens series C preferred stock to be issued in the first step merger to be approved for listing on Nasdaq, subject to official notice of issuance. The merger agreement provides that neither First Citizens nor CIT will be required to complete the mergers if such shares are not authorized for listing on Nasdaq, subject to official notice of issuance. Following the mergers, shares of First Citizens common stock will continue to be, and shares of the newly created series of First Citizens series C preferred stock will be, listed on Nasdaq.
Appraisal or Dissenters’ Rights in the Mergers
First Citizens Common Stock
Under Section 262 of the DGCL, the holders of First Citizens common stock will not be entitled to appraisal or dissenters’ rights in connection with the first step merger if, on the record date for the First Citizens special meeting, First Citizens’ shares are listed on a national securities exchange or held of record by more than two thousand (2,000) stockholders, holders of First Citizens common stock are not required to accept as consideration for their shares any consideration that is different from the consideration to be provided to any other holder of First Citizens common stock, other than cash instead of fractional shares, and holders of First Citizens common stock are not required to accept as consideration for their shares anything other than the shares of a domestic entity which immediately after the effective date of the first step merger are either listed on a national securities exchange or held of record by more than two thousand (2,000) stockholders, cash paid in lieu of fractional shares or any combination of the foregoing. First Citizens common stock is currently listed on Nasdaq, a national securities exchange, and is expected to continue to be so listed on the record date for the First Citizens special meeting. If the first step merger is completed, holders of First Citizens common stock will not receive any consideration, and their shares of First Citizens common stock will remain outstanding and will constitute shares of the combined company, which shares are expected to continue to be listed on Nasdaq at the effective time. Accordingly, holders of First Citizens common stock are not entitled to any appraisal or dissenters’ rights in connection with the first step merger.

CIT Common Stock
Under Section 262 of the DGCL, the holders of CIT common stock will not be entitled to appraisal or dissenters’ rights in connection with the first step merger if, on the record date for the CIT special meeting, CIT’s shares are listed on a national securities exchange or held of record by more than two thousand (2,000) stockholders, and holders of CIT common stock are not required to accept as consideration for their shares anything other than the shares of the combined company, shares of another corporation which at the effective date of the first step merger are either listed on a national securities exchange or held of record by more than two thousand (2,000) stockholders, cash paid in lieu of fractional shares or any combination of the foregoing. CIT common stock is currently listed on the NYSE, a national securities exchange, and is expected to continue to be so listed on the record date for the CIT special meeting. In addition, the holders of CIT common stock will receive shares of First Citizens common stock as consideration in the first step merger, which shares are currently listed on Nasdaq, and are expected to continue to be so listed at the effective time. Accordingly, the holders of CIT common stock are not entitled to any appraisal or dissenters’ rights in connection with the first step merger.
Under Section 262 of the DGCL, the holders of CIT series A preferred stock and the holders of CIT series B preferred stock will not be entitled to appraisal or dissenters’ rights in connection with the first step merger.
Litigation Relating to the Mergers
Beginning November 20, 2020, six purported holders of CIT common stock filed substantially similar complaints against CIT and the members of the CIT board of directors in the United States District Courts for the Southern District of New York (Stein v. CIT Group Inc., et al, No. 1:20-cv-09810 (S.D.N.Y. filed November 20, 2020); Velasquez v. CIT Group Inc., et al, No. 1:20-cv-10266 (S.D.N.Y. filed December 4, 2020); and Uguagliati v. CIT Group Inc., et al, No. 1:20-cv-10271 (S.D.N.Y. filed December 5, 2020)); the District of Delaware (Thomas v. CIT Group Inc., et al, No. 1:20-cv-01641 (D. Del. filed December 2, 2020)); and the District of New Jersey (Rhoda v. CIT Group Inc., et al, No. 2:20-cv-17547 (D.N.J. filed December 1, 2020); Konder v. CIT Group Inc., et al, No. 2:20-cv-18449 (D.N.J. filed December 8, 2020)). One of the suits (Thomas) also names as defendants First Citizens, First Citizens Bank, and Merger Sub. The complaints all assert claims under Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder against CIT and the members of the CIT board of directors, and claims under Section 20(a) of the Exchange Act against the members of the CIT board of directors (and in the Thomas case First Citizens, First Citizens Bank, and Merger Sub) for allegedly causing a materially incomplete and misleading registration statement on Form S-4 to be filed on November 16, 2020 with the SEC. Among other remedies, the plaintiffs seek to enjoin the mergers.
The outcome of the pending and any additional future litigation is uncertain. If any case is not resolved, the lawsuit(s) could prevent or delay completion of the mergers and result in substantial costs to First Citizens and CIT, including any costs associated with the indemnification of directors and officers. One of the conditions to the closing of the mergers is that no order, injunction, or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the first step merger, the second step merger or the bank merger shall be in effect. As such, if plaintiffs are successful in obtaining an injunction prohibiting the completion of the first step merger, the second step merger or the bank merger on the agreed-upon terms, then such injunction may prevent the mergers from being completed, or from being completed within the expected timeframe. Other potential plaintiffs may file additional lawsuits against First Citizens, CIT and/or the directors and officers of either company in connection with the mergers. The defense or settlement of any lawsuit or claim that remains unresolved at the time of the completion of the mergers may adversely affect the combined company’s business, financial condition, results of operations and cash flows.

THE MERGER AGREEMENT
This section of the joint proxy statement/prospectus describes the material terms of the merger agreement. The description in this section and elsewhere in this joint proxy statement/prospectus is subject to, and qualified in its entirety by reference to, the complete text of the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus and incorporated by reference herein. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. We urge you to read the full text of the merger agreement, as it is the legal document governing the mergers. This section is not intended to provide you with any factual information about First Citizens or CIT. Such information can be found elsewhere in this joint proxy statement/prospectus and in the public filings First Citizens and CIT make with the SEC, as described in the section entitled “Where You Can Find More Information” beginning on page 183 of this joint proxy statement/prospectus.
Explanatory Note Regarding the Merger Agreement
The merger agreement and this summary of terms are included to provide you with information regarding the terms of the merger agreement. Factual disclosures about First Citizens and CIT contained in this joint proxy statement/prospectus or in the public reports of First Citizens or CIT filed with the SEC may supplement, update or modify the factual disclosures about First Citizens and CIT contained in the merger agreement. The merger agreement contains representations and warranties by First Citizens, on the one hand, and by CIT, on the other hand, made solely for the benefit of the other. The representations, warranties and covenants made in the merger agreement by First Citizens and CIT were qualified and subject to important limitations agreed to by First Citizens and CIT in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the merger agreement may have the right not to consummate the mergers if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to stockholders and reports and documents filed with the SEC, and some were qualified by the matters contained in the confidential disclosure schedules that First Citizens and CIT each delivered in connection with the merger agreement and certain documents filed with the SEC. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this joint proxy statement/prospectus, may have changed since the date of the merger agreement. Accordingly, the representations and warranties in the merger agreement should not be relied on by any persons as characterizations of the actual state of facts about First Citizens and CIT at the time they were made or otherwise and should be read only in conjunction with the other information provided elsewhere in this joint proxy statement/prospectus or incorporated by reference into this joint proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” beginning on page 183.
Structure of the Mergers
Each of First Citizens’ and CIT’s respective boards of directors has unanimously adopted and approved the merger agreement. The merger agreement provides for a series of integrated mergers pursuant to which (i) Merger Sub will merge with and into CIT, with CIT surviving and becoming a wholly-owned subsidiary of First Citizens Bank, and (ii) as soon as reasonably practicable following the first step merger, and as part of a single integrated transaction, CIT will merge with and into First Citizens Bank, with First Citizens Bank surviving. Immediately following the completion of the second step merger, CIT Bank will merge with and into First Citizens Bank, with First Citizens Bank surviving.
Prior to the completion of the mergers, CIT and First Citizens may, by mutual agreement, change the method or structure of effecting the combination of CIT and First Citizens if and to the extent they both deem such change to be necessary, appropriate or desirable; provided, however, that no such change may (1) alter or change the exchange ratio or the number of shares of First Citizens Class A common stock received by holders of CIT common stock in exchange for each share of CIT common stock, (2) adversely affect the tax treatment of CIT’s stockholders or First Citizens’ stockholders pursuant to the merger agreement, (3) adversely affect the tax treatment of CIT or First Citizens pursuant to the merger agreement or (4) materially impede or delay the consummation of the transactions contemplated by the merger agreement in a timely manner.

Merger Consideration
Each share of CIT common stock issued and outstanding immediately prior to the effective time, except for shares of CIT common stock owned by CIT or First Citizens (in each case other than shares of CIT common stock (i) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties or (ii) held directly or indirectly by CIT or First Citizens in respect of debts previously contracted), will be converted into the right to receive 0.06200 shares of First Citizens Class A common stock.
If, prior to the effective time, the outstanding shares of CIT common stock or First Citizens common stock have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split or reverse stock split, or there is any extraordinary dividend or distribution, an appropriate and proportionate adjustment will be made to the exchange ratio to give First Citizens and the holders of CIT common stock the same economic effect as contemplated by the merger agreement prior to such event; provided that this will not permit CIT or First Citizens to take any action with respect to its securities or otherwise that is prohibited by the terms of the merger agreement.
Also in the first step merger, each share of CIT series A preferred stock and CIT series B preferred stock issued and outstanding immediately prior to the effective time will be converted into the right to receive one (1) share of First Citizens series B preferred stock and First Citizens series C preferred stock, respectively, with such rights, preferences, privileges and voting powers, and limitations and restrictions, taken as a whole, that are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers, and limitations and restrictions, taken as a whole, of the CIT series A preferred stock and CIT series B preferred stock, respectively (taking into account (i) that CIT will not be the surviving entity in the mergers and (ii) any adjustment to the existing right of optional redemption associated with each series of CIT preferred stock by First Citizens that is reasonably necessary to obtain Tier 1 Capital treatment from the Board of Governors of the Federal Reserve System for such preferred stock).
Fractional Shares
First Citizens will not issue any fractional shares of First Citizens Class A common stock in the first step merger. Instead, a former holder of CIT common stock or CIT equity awards who otherwise would have received a fraction of a share of First Citizens Class A common stock will receive an amount in cash (rounded to the nearest cent). This cash amount will be determined by multiplying (i) the average of the closing-sale prices of First Citizens Class A common stock on Nasdaq as reported by the Wall Street Journal for the consecutive period of twenty (20) full trading days ending on and including the date that is two (2) business days immediately preceding the closing date by (ii) the fraction of a share (after taking into account all shares of CIT common stock held by such holder immediately prior to the effective time and rounded to the nearest one-thousandth when expressed in decimal form) of First Citizens Class A common stock which such holder would otherwise be entitled to receive.
Governing Documents
At the effective time, the certificate of incorporation of First Citizens, as in effect immediately prior to the effective time, will continue to be the certificate of incorporation of the combined company until thereafter amended in accordance with applicable law, and the bylaws of First Citizens, as in effect immediately prior to the effective time, will continue to be the bylaws of the combined company until thereafter amended in accordance with applicable law. For a more detailed description of the governing documents of the combined company, see the section entitled “The Mergers—Governance of the Combined Company After the Mergers” beginning on page 125.
Treatment of CIT Equity Awards
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CIT RSUs. Except as otherwise agreed by First Citizens and CIT, each outstanding CIT RSU, other than a CIT Director RSU, will, automatically and without any required action on the part of the holder thereof, be converted into a number of restricted stock units in respect of shares of First Citizens Class A common stock equal to the product (with the result rounded up to the nearest whole share) of (i) the number of shares of CIT common stock subject to each such CIT RSU as of immediately prior to the effective time determined based on target level performance (to the extent applicable) multiplied by (ii) the exchange ratio. Each converted award will in all other respects be subject to the same terms and conditions (including vesting terms, payment timing and rights to receive dividend equivalents) applicable to the existing CIT RSU under the applicable equity plan and award agreement as in effect immediately prior to the effective time.
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CIT Director RSUs. Except as otherwise agreed by First Citizens and CIT, each outstanding CIT Director RSU that is not subject to a deferral election, will, in accordance with its terms, at the effective time, automatically and without any required action on the part of the holder thereof, be converted into the right to receive the merger consideration in respect of the number of shares of CIT common stock subject to such CIT Director RSU, less applicable tax withholding (if any), which will be delivered as soon as reasonably practicable following the closing date and in no event later than five (5) days following the closing.

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CIT PSUs. Except as otherwise agreed by First Citizens and CIT, each outstanding CIT PSU will, automatically and without any required action on the part of the holder thereof, be converted into a number of restricted stock units in respect of shares of First Citizens Class A common stock equal to the product (with the result rounded up to the nearest whole share) of (i) the number of shares of CIT common stock subject to each such CIT PSU as of immediately prior to the effective time determined based on target level performance multiplied by (ii) the exchange ratio. Each converted award will in all other respects be subject to the same terms and conditions (including rights to receive dividend equivalents) applicable to the existing CIT PSU under the applicable equity plan and award agreement as in effect immediately prior to the effective time, provided that vesting will be subject only to continued service of the holder through each applicable final performance date and will not be subject to any performance goals or metrics following the effective time.

Treatment of CIT ESPP
The CIT board of directors (or appropriate committee with delegated authority thereof) will take all necessary actions to ensure that (i) the final offering under the CIT ESPP will end at least five (5) business days prior to the closing date of the mergers, (ii) each individual participating in the final offering will receive notice of the mergers no later than 15 days prior to the closing date, (iii) each CIT ESPP participant’s accumulated contributions under the CIT ESPP will be refunded to such participant as soon as practicable following the effective time and will not be used to purchase shares of CIT common stock, and (iv) the CIT ESPP will terminate in its entirety at the effective time and no further rights will be granted or exercised under the CIT ESPP thereafter.
Closing and Effective Time of the Mergers
Subject to the terms and conditions of the merger agreement, the closing of the mergers will take place by electronic exchange of documents at 8:00 a.m., New York City time, on a date no later than three (3) business days after the satisfaction or waiver (subject to applicable law) of all of the conditions precedent set forth in the merger agreement (other than those conditions that by their nature can only be satisfied at the closing of the mergers, but subject to the satisfaction or waiver of such conditions), unless another date, time or place is agreed to in writing by CIT and First Citizens (the date on which the closing occurs is referred to as the “closing date”).
Prior to the closing date, and in order to effect the first step merger, Merger Sub and CIT will cause to be filed a certificate of merger with the Secretary of State of the State of Delaware. The first step merger will become effective on 11:59 pm on such date as set forth in certificate of merger (the date and time the first step merger becomes effective is referred to as the “effective time”).
Prior to the closing date, and in order to effect the second step merger, First Citizens Bank and the interim surviving entity of the first step merger will cause to be filed articles of merger for filing with the North Carolina Secretary of State and a certificate of merger with the Secretary of State of the State of Delaware. The second step merger will become effective on the date following the effective time at 12:01 am as set forth in articles of merger and certificate of merger.

Conversion of Shares; Exchange of CIT Stock Certificates
Letter of Transmittal
As promptly as practicable after the effective time, but in no event later than ten (10) days thereafter, First Citizens and CIT will cause the exchange agent to mail to each holder of record of CIT common stock or CIT preferred stock immediately prior to the effective time that have been converted at the effective time into the right to receive First Citizens Class A common stock or New First Citizens preferred stock, as applicable, a letter of transmittal and instructions for use in surrendering shares of CIT common stock or CIT preferred stock, as applicable, in exchange for the consideration the holder is entitled to receive under the merger agreement. In the event any certificate for CIT common stock or CIT preferred stock has been lost, stolen or destroyed, the exchange agent will issue the merger consideration upon receipt of (1) an affidavit of that fact by the person claiming such old certificate to be lost, stolen or destroyed and (2) if required by First Citizens or the exchange agent, the posting of a bond by such person in such amount as First Citizens or the exchange agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such certificate.
After the effective time, there will be no transfers on the stock transfer books of CIT of the shares of CIT common stock or CIT preferred stock that were issued and outstanding immediately prior to the effective time.
Withholding
First Citizens will be entitled to deduct and withhold, or cause the exchange agent to deduct and withhold, from any cash in lieu of fractional shares of First Citizens Class A common stock, cash dividends or distributions payable or any other amount payable under the merger agreement to any holder of CIT common stock, CIT preferred stock or CIT equity awards, such amounts as it is required to deduct and withhold under Code or any provision of state, local or foreign tax law. To the extent any such amounts are so withheld by First Citizens or the exchange agent, as the case may be, and paid over to the appropriate governmental authority, the withheld amounts will be treated for all purposes of the merger agreement as having been paid to the stockholders from whom they were withheld.
Dividends and Distributions
No dividends or other distributions declared with respect to First Citizens Class A common stock or new First Citizens preferred stock will be paid to the holder of any unsurrendered certificate of CIT common stock or CIT preferred stock, as applicable, until the holder thereof surrenders such certificate in accordance with the merger agreement. After the surrender of a certificate in accordance with the merger agreement, the record holder thereof will be entitled to receive any such dividends or other distributions, without any interest thereon, which had previously become payable with respect to the whole shares of First Citizens Class A common stock or New First Citizens preferred stock that the shares of CIT common stock or CIT preferred stock, as applicable, represented by such old certificate have been converted into the right to receive under the merger agreement.
Representations and Warranties
The merger agreement contains representations and warranties made by each of First Citizens and CIT relating to a number of matters, including the following:
•	corporate matters, including due organization, qualification and subsidiaries;
•	capitalization;
•	authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the mergers;
•	required governmental and other regulatory and self-regulatory filings and consents and approvals in connection with the mergers;
•	reports to regulatory agencies;
•	financial statements, internal controls, books and records, and absence of undisclosed liabilities;
•	broker’s fees payable in connection with the mergers;

•	the absence of certain changes or events;
•	legal and regulatory proceedings;
•	tax matters;
•	employee benefit matters;
•	SEC reports;
•	compliance with applicable laws;
•	certain material contracts;
•	securitizations
•	absence of agreements with regulatory agencies;
•	environmental matters;
•	investment securities, commodities and derivatives;
•	real and personal property;
•	intellectual property;
•	related party transactions;
•	inapplicability of state takeover statutes;
•	absence of action or circumstance that would prevent the mergers from qualifying as a reorganization under Section 368(a) of the Code;
•	the receipt of opinions of each party’s respective financial advisors;
•	the accuracy of information supplied for inclusion in this joint proxy statement/prospectus and other similar documents;
•	loan portfolio matters;
•	insurance matters;
•	investment advisor subsidiaries;
•	insurance subsidiaries;
•	broker-dealer subsidiaries;
•	railcars (with respect to CIT);
•	railcar lease agreements (with respect to CIT); and
•	material commercial arrangements (with respect to CIT).
Certain representations and warranties of First Citizens and CIT are qualified as to “materiality” or “material adverse effect”. For purposes of the merger agreement, a “material adverse effect”, when used in reference to either First Citizens, CIT or the combined company, means any effect, change, event, circumstance, condition, occurrence or development (including such effect, change, event circumstance, condition, occurrence or development with respect to any matter whether or not pending as of the date of the merger agreement that causes such matter (even if not a material adverse effect previously) to constitute a material adverse effect after the date of the merger agreement) that, either individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (1) the business, properties, assets, liabilities, results of operations or financial condition of such party and its subsidiaries taken as a whole or (2) the ability of such party to timely consummate the transactions contemplated by the merger agreement.
However, with respect to clause (1), a material adverse effect will not be deemed to include the impact of:
•	changes, after the date of the merger agreement, in GAAP or applicable regulatory accounting requirements;

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changes, after the date of the merger agreement, in laws, rules or regulations (including COVID-19 pandemic measures) of general applicability to companies in the industries in which such party and its subsidiaries operate, or interpretations thereof by courts or governmental entities;

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changes, after the date of the merger agreement, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally and not specifically relating to such party or its subsidiaries (including any such changes arising out of the COVID-19 pandemic);

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changes, after the date of the merger agreement, resulting from hurricanes, earthquakes, tornadoes, floods or other natural disasters or from any outbreak of any disease or other public health event (including the COVID-19 pandemic);

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public disclosure of the transactions contemplated by the merger agreement or actions expressly required by the merger agreement or that are taken with the prior written consent of the other party in contemplation of the transactions contemplated by the merger agreement; or

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a decline in the trading price of a party’s common stock or the failure, in and of itself, to meet earnings projections or internal financial forecasts, but not, in either case, including any underlying causes thereof;

except, with respect to the first, second, third and fourth bullets described above, to the extent that the effects of such change are materially disproportionately adverse to the business, results of operations or financial condition of such party and its subsidiaries, taken as a whole, as compared to other companies in the banking industry.
The representations and warranties in the merger agreement do not survive the effective time.
Covenants and Agreements
Conduct of Businesses Prior to the Completion of the Mergers
Each of First Citizens and CIT has agreed that, prior to the effective time (or earlier termination of the merger agreement), subject to specified exceptions, it will, and will cause each of its subsidiaries to, (a) conduct its business in the ordinary course in all material respects, (b) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships and (c) take no action that would reasonably be expected to adversely affect or delay the ability of either First Citizens or CIT to obtain any necessary approvals of any regulatory agency or other governmental entity required for the transactions contemplated by the merger agreement or to perform its covenants and agreements under the merger agreement or to consummate the transactions contemplated thereby on a timely basis.
Additionally, prior to the effective time (or earlier termination of the merger agreement), subject to specified exceptions, neither First Citizens nor CIT may, and neither First Citizens nor CIT may permit any of their respective subsidiaries to, without the prior written consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed), take any of the following actions:
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other than (i) federal funds borrowings and Federal Home Loan Bank borrowings, in each case with a maturity not in excess of two (2) years, (ii) the creation of deposit liabilities (including reciprocal and brokered deposits), (iii) issuances of letters of credit, (iv) purchases of federal funds, (v) sales of certificates of deposit and (vi) entry into repurchase agreements, in each case in the ordinary course of business, incur any indebtedness for borrowed money (other than indebtedness of CIT or any of its wholly-owned subsidiaries to CIT or any of its wholly-owned subsidiaries, on the one hand, or of First Citizens or any of its wholly-owned subsidiaries to First Citizens or any of its wholly-owned subsidiaries, on the other hand), or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity;

•	adjust, split, combine or reclassify any capital stock;
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make, declare, pay or set a record date for any dividend, or any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other equity or voting securities or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into or exercisable for any shares of its capital stock or other equity or voting securities, including any CIT securities or any CIT subsidiary securities, in the case of CIT, or any First Citizens securities or any First Citizens subsidiary securities, in the case of First Citizens, except, in each case, (A) regular quarterly cash dividends by CIT at a rate not in excess of $0.35 per share of CIT common stock and regular quarterly cash dividends by First Citizens at a rate note in excess of $0.50 per share of First Citizens common stock, (B) dividends paid by any of the subsidiaries of each of First Citizens and CIT to First Citizens or CIT or any of their wholly-owned subsidiaries, respectively, (C) dividends provided for and paid on any preferred securities (including trust preferred securities) of First Citizens, CIT or their respective subsidiaries in accordance with the terms thereof, or (D) the acceptance of shares of CIT common stock or First Citizens common stock, as the case may be, as payment for the exercise price of stock appreciation rights or stock options or for withholding taxes incurred in connection with the exercise of stock appreciation rights or stock options or the vesting or settlement of equity compensation awards, in each case, in accordance with past practice and the terms of the applicable award agreements;
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grant any stock appreciation rights, stock options, restricted stock units, performance units, phantom stock units, restricted shares or other equity-based awards or interests, or grant any person any right to acquire any CIT securities or any CIT subsidiary securities, in the case of CIT, or any First Citizens securities or any First Citizens subsidiary securities, in the case of First Citizens;

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issue, sell, transfer, encumber or otherwise permit to become outstanding any shares of capital stock or voting securities or equity interests or securities convertible (whether currently convertible or convertible only after the passage of time of the occurrence of certain events) or exchangeable into, or exercisable for, any shares of its capital stock or other equity or voting securities, including any CIT securities or any CIT subsidiary securities, in the case of CIT, or any First Citizens securities or any First Citizens subsidiary securities, in the case of First Citizens, or any options, warrants, or other rights of any kind to acquire any shares of capital stock or other equity or voting securities, including any CIT securities or any CIT subsidiary securities, in the case of CIT, or any First Citizens securities or any First Citizens subsidiary securities, in the case of First Citizens, except pursuant to the exercise of stock appreciation rights or stock options or the settlement of equity compensation awards in accordance with their terms;

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sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets to any individual, corporation or other entity other than a wholly-owned subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, in each case other than in the ordinary course of business or pursuant to contracts or agreements in force at the date of the merger agreement;

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except for foreclosure or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith in the ordinary course of business, make any material investment in or acquisition of (whether by purchase of stock or securities, contributions to capital, property transfers, merger or consolidation, or formation of a joint venture or otherwise) any other person or the property or assets of any other person for consideration in excess of $100,000,000, in each case other than a wholly-owned subsidiary of CIT or First Citizens, as applicable;

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in each case except for transactions in the ordinary course of business, terminate, materially amend, or waive any material provision of, certain material contracts or make any change in any instrument or agreement governing the terms of any of its securities, other than normal renewals of contracts without material adverse changes of terms with respect to CIT or First Citizens, as applicable, or enter into certain material contracts;

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except as required under applicable law or the terms of any CIT or First Citizens benefit plans existing as of the date of the merger agreement, (i) enter into, establish, adopt, amend or terminate any CIT benefit plan or First Citizens benefit plan, or any arrangement that would be a CIT benefit plan or a First Citizens benefit plan if in effect on the date of the merger agreement, other than (x) in the ordinary course of business consistent with past practice and (y) as would not reasonably be expected to materially increase the cost of benefits under any CIT benefit plan, First Citizens benefit plan, or certain material contracts, as the case may be, (ii) increase the compensation or benefits payable to any current or former employee, officer, director or individual consultant, other than increases to current employees and officers (x) in connection with a promotion or change in responsibilities and to a level consistent with similarly situated peer employees, (y) in the ordinary course of business consistent with past practice or (z) the payment of incentive compensation for completed performance periods based upon corporate performance, the performance of such employee and, if applicable, such employee’s business, (iii) accelerate the vesting of any equity-based awards or other compensation, (iv) enter into any new, or amend any existing, employment, severance, change in control, retention, collective bargaining agreement or similar agreement or arrangement, (v) fund any rabbi trust or similar arrangement or in any other way secure the payment of compensation or benefits under any CIT benefit plan, First Citizens benefit plan, or certain material contracts, as the case may be, or (vi) hire any employee with an annual compensation (base salary and target annual bonus opportunity) in excess of $500,000, other than as a replacement hire receiving substantially similar terms of employment;
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settle any material claim, suit, action or proceeding, except involving solely monetary remedies in an amount, individually and in the aggregate, that is not material to CIT or First Citizens, as applicable, and that would not impose any material restriction on, or create any adverse precedent that would be material to, the business of it or its subsidiaries or the combined company or to the receipt of regulatory approvals for the first step merger on a timely basis;

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take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the first step merger and second step merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

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amend its certificate of incorporation, its bylaws or comparable governing documents of its subsidiaries that are “significant subsidiaries” within the meaning of Rule 1-02 of Regulation S-X of the SEC;

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other than in prior consultation with the other party, materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

•	implement or adopt any change in its accounting principles, practices or methods, other than as required by GAAP;
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enter into any new line of business or, other than in the ordinary course of business consistent with past practice, change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating, securitization and servicing policies (including any material change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof or individual loans), except as required by applicable law, regulation or policies imposed by any governmental entity;

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make, change or revoke any material tax election, change an annual tax accounting period, adopt or change any material tax accounting method, file any material amended tax return, enter into any closing agreement with respect to a material amount of taxes, or settle any material tax claim, audit, assessment or dispute or surrender any material right to claim a refund of taxes;

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merge or consolidate itself or any of its subsidiaries that are “significant subsidiaries” within the meaning of Rule 1-02 of Regulation S-X of the SEC with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its subsidiaries that are “significant subsidiaries” within the meaning of Rule 1-02 of Regulation S-X of the SEC;

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with respect to CIT, except as to any railcar asset included on the railcar tape, subject to any of its properties or assets to any material lien (other than permitted encumbrances and other liens existing as of the date of the merger agreement and other than in connection with securing advances, repurchase agreements, and other borrowings not prohibited by the merger agreement);

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with respect to CIT, sell, pledge, dispose of, transfer, encumber or otherwise impose any lien on any railcar asset included on the railcar tape or otherwise leased by CIT or any of its subsidiaries as lessor, except (i) the sale or disposal of railcars as a result of a casualty event, (ii) between CIT and its subsidiaries, (iii) the release, in the ordinary course of business, of any railcar that comes off-lease between the date of the merger agreement and the closing date of the mergers, or (iv) the sale of inventory (including railcars and including the sale of obsolete, worn-out or immaterial assets for scrap) in the ordinary course of business or the leasing of railcars in the ordinary course of business (it being agreed that any contract or series of related contracts for the sale or lease of more than 2,500 railcars per fiscal quarter will be regarded as not being in the ordinary course of business);
•	take any action that is intended or expected to result in any of the conditions to the mergers set forth in the merger agreement not being satisfied, except as may be required by applicable law; or
•	agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the foregoing.
Regulatory Matters
First Citizens and CIT have agreed to cooperate with each other and use their respective reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, and in the case of the applications, notices, petitions and filings in respect of the requisite regulatory approvals, use their reasonable best efforts to make such filings within thirty (30) days of the date of the merger agreement, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and governmental entities which are necessary or advisable to consummate the transactions contemplated by the merger agreement, and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such governmental entities. Each of First Citizens and CIT has agreed to use its reasonable best efforts to respond to any request for information and resolve any objection that may be asserted by any governmental entity with respect to the merger agreement or the transactions contemplated by the merger agreement. However, in no event will First Citizens or CIT or any of their respective subsidiaries be required to, take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the required permits, consents, approvals and authorizations of governmental entities that would reasonably be expected to have a material adverse effect on First Citizens or the surviving bank (assuming for this purpose that the surviving bank consists of First Citizens Bank and CIT Bank and their respective subsidiaries taken as a whole). First Citizens and CIT have also agreed to furnish each other with information reasonably necessary or advisable in connection with any statement, filing, notice or application to any governmental entity in connection with the mergers, as well as to keep each other apprised of the status of matters related to the completion of the transactions contemplated by the merger agreement.
Employee Matters
From the effective time and ending on December 31 of the year in which closing of the mergers occurs, First Citizens will provide employees of CIT and its subsidiaries who at the effective time become employees of First Citizens or its subsidiaries (the “continuing employees”) with the following compensation and benefits: (i) a base salary or base wage rate, as applicable, that is no less favorable than the base salary or base wage rate, as applicable, provided to such continuing employee immediately prior to the effective time, (ii) cash and equity-based short-term and long-term incentive compensation or bonus opportunities (including sales incentives) that are no less favorable, in the aggregate, than the short-term and long-term incentive compensation or bonus opportunities (including sales incentives), in the aggregate, provided to such continuing employee immediately prior to the effective time (provided that (x) First Citizens may make any incentive compensation or bonus opportunities (or any portion thereof) referred to in this clause (ii) payable in cash in lieu of equity and (y) CIT shall deliver to First Citizens at least ten (10) business days prior to the closing of the mergers a schedule setting forth the amounts for each of the elements of compensation set forth in clauses (i) and (ii) for each continuing employee) and (iii) pension and welfare benefits that are no less favorable in the aggregate than those provided to such continuing employee immediately prior to the effective time.
CIT and First Citizens agreed to, promptly after the date of the merger agreement, cooperate in reviewing, evaluating and analyzing the First Citizens benefit plans and CIT benefit plans with a view towards determining appropriate benefit plans and programs with respect to continuing employees of First Citizens and CIT, which surviving bank benefit plans will, to the extent permitted by applicable law, and among other things, treat similarly situated employees on a substantially equivalent basis, taking into account all relevant factors, including duties, geographic location, tenure, qualifications and abilities. CIT and First Citizens agreed that, from the effective date until the second anniversary of the closing, each continuing employee who is involuntarily terminated will be provided with the severance benefits that otherwise would have been payable to such employee, after giving effect to service crediting pursuant to the merger agreement, under the CIT Employee Severance Plan, as amended and restated effective July 1, 2017. Following the second anniversary of closing, each continuing employee will be eligible to participate in and receive severance benefits under the surviving bank benefit plans of the surviving bank in which similarly situated employees of the surviving bank are eligible to participate.
For purposes of eligibility, participation, vesting and benefit accrual (except not for purposes of benefit accrual under any defined benefit pension plan or to the extent that such credit would result in a duplication of benefits) under the First Citizens benefit plans, CIT benefit plans and the surviving bank benefit plans, service with or credited by First Citizens, CIT or any of their respective subsidiaries or predecessors for continuing employees will be treated as service with First Citizens to the same extent that such service was taken into account under the analogous CIT benefit plan or First Citizens benefit plan prior to the effective time. Additionally, with respect to any benefit plan in which any employee of First Citizens or CIT or their subsidiaries first becomes eligible to participate on or after the effective time and in which employee did not participate prior to the effective time, the merger agreement also provides that each party will: (i) waive all preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and their eligible dependents, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous First Citizens benefit plan or CIT benefit plan, as the case may be, and (ii) provide each such employee and his or her eligible dependents with credit for any co-payments and deductibles paid prior to the effective time (or, if later, prior to the time such employee commenced participation in the new benefit plan) under a First Citizens benefit plan or CIT benefit plan (to the same extent that such credit was given under the analogous CIT or First Citizens benefit plan) in satisfying any applicable deductible or out-of-pocket requirements under any CIT benefit plan, First Citizens benefit plan or new benefit plan in which such employee first become eligible to participate after the effective time.
First Citizens acknowledged that the mergers will constitute a “change in control”, “change of control” or term or concept of similar import of CIT and its subsidiaries under the terms of CIT benefit plans. The merger agreement provides that the combined company will honor in accordance with their terms all First Citizens benefit plans and CIT benefit plans.
If requested by First Citizens in writing delivered to CIT not less than the earlier of (x) ninety (90) days after the date of the merger agreement and (y) ten (10) business days before the closing date, the CIT board of directors (or the appropriate committee thereof) will adopt resolutions and take such corporate actions that are necessary to terminate the CIT Group Inc. Savings Incentive Plan (the “CIT 401(k) plan”), effective as of the day prior to the closing date and contingent upon the occurrence of the effective time. If First Citizens requests that the CIT 401(k) plan be terminated, (i) CIT will provide First Citizens with evidence that such plan has been terminated (the form and substance of which will be subject to reasonable review and comment by First Citizens) no later than two (2) days immediately preceding the closing date and (ii) the continuing employees of CIT and its subsidiaries will be eligible as of the effective time to participate in a 401(k) plan sponsored or maintained by First Citizens or one of its subsidiaries (the “First Citizens 401(k) plan”), and First Citizens and CIT will take all necessary actions as may be required to permit such continuing employees of CIT or its subsidiaries who are then actively employed to make rollover contributions to the First Citizens 401(k) plan.
Director and Officer Indemnification and Insurance
The merger agreement provides that from and after the effective time, the combined company will indemnify and hold harmless and will advance expenses as incurred, in each case to the extent (subject to applicable law) such persons are indemnified as of the date of the merger agreement by CIT pursuant to the CIT certificate, the CIT bylaws, the governing or organizational documents of any subsidiary of CIT and certain indemnification agreements in existence as of the date of the merger agreement, each present and former director, officer or employee of CIT and its subsidiaries against any costs and expenses (including reasonable attorneys’ fees), losses or liabilities arising out of the fact that such person is or was a director, officer or employee of CIT or any of its subsidiaries and pertaining to matters existing or occurring at or prior to the effective time, including the transactions contemplated by the merger agreement; provided, that in the case of advancement of expenses, any CIT indemnified party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such CIT indemnified party is not entitled to indemnification.

The merger agreement requires the combined company to maintain in effect for a period of six (6) years after the effective time the current policies of directors’ and officers’ liability insurance maintained by CIT (provided that the combined company or First Citizens may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the insured) with respect to claims arising from facts or events which occurred at or before the effective time. However, the combined company is not obligated to expend, on an annual basis, more than 300% of the current annual premium paid as of the date of the merger agreement by CIT for such insurance (the “premium cap”), and if such premiums for such insurance would at any time exceed the premium cap, then the combined company will cause to be maintained policies of insurance which, in the combined company’s good faith determination, provide the maximum coverage available at an annual premium equal to the premium cap. In lieu of the foregoing, First Citizens or CIT, in consultation with, but only upon the consent of First Citizens, may (and at the request of First Citizens, CIT will use its reasonable best efforts to) obtain at or prior to the effective time a six (6)-year “tail” policy under CIT’s existing directors’ and officers’ insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed the premium cap.
The obligations of the combined company, CIT or First Citizens relating to indemnification and directors’ and officers’ insurance may not be terminated or modified after the effective time in a manner so as to adversely affect any CIT indemnified party without the prior written consent of the affected CIT indemnified party.
Certain Additional Covenants
The merger agreement also contains additional covenants, including, among others, covenants relating to the filing of this joint proxy statement/prospectus, obtaining required consents, the listing of the shares of First Citizens Class A common stock and First Citizens series C preferred stock to be issued in the first step merger on Nasdaq, access to information of the other company, advice of changes, exemption from takeover laws, stockholder litigation relating to the transactions contemplated by the merger agreement, the assumption by First Citizens of CIT indebtedness and public announcements with respect to the transactions contemplated by the merger agreement.
Combined Company Governance and Headquarters Matters
Under the merger agreement, First Citizens and CIT have agreed to certain provisions relating to the governance and headquarters of the combined company and the combined bank, including composition of the combined company and combined bank boards of directors. For a more detailed description of the governance matters relating to the combined company, see the section entitled “The Mergers—Governance of the Combined Company After the Mergers” beginning on page 125.
Stockholder Meetings and Recommendation of First Citizens’ and CIT’s Boards of Directors
Each of First Citizens and CIT has agreed to call a meeting of its stockholders for the purpose of voting upon the issuance of First Citizens Class A common stock and the adoption of the merger agreement, respectively, and related matters and to use reasonable best efforts to cause such meetings to occur as promptly as reasonably practicable and on the same date.
Each of First Citizens and CIT and their respective boards of directors is required to use its reasonable best efforts to obtain from its stockholders the required votes to approve the issuance of First Citizens Class A common stock and to approve and adopt the merger agreement, respectively, including by communicating to the respective stockholders of First Citizens and CIT its recommendation (and including such recommendation in this joint proxy statement/prospectus) that, in the case of First Citizens, the stockholders of First Citizens approve the issuance of First Citizens Class A common stock pursuant to the merger agreement (the “First Citizens board recommendation”), and in the case of CIT, the stockholders of CIT approve and adopt the merger agreement (the “CIT board recommendation”). Each of First Citizens and CIT has agreed that each of First Citizens and CIT and their respective boards of directors will not (i) withhold, withdraw, modify or qualify in a manner adverse to the other party the First Citizens board recommendation, in the case of First Citizens, or the CIT board recommendation, in the case of CIT, (ii) fail to make the First Citizens board recommendation, in the case of First Citizens, or the CIT board recommendation, in the case of CIT, in this joint proxy statement/prospectus, (iii) adopt, approve, recommend or endorse an acquisition proposal (as defined in “—Agreement Not to Solicit

Other Offers” below), (iv) publicly propose to do any of the foregoing (any of the foregoing a “recommendation change”) or (v) execute or enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement acquisition agreement or other similar agreement.
However, subject to certain termination rights in favor of the other party as described in “—Termination of the Merger Agreement” below, if (i)(a) the board of directors of First Citizens or CIT has received an acquisition proposal, which it believes in good faith, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, constitutes a superior proposal (as defined in “—Agreement Not to Solicit Other Offers” below) or (b) a material event, change, effect, development, condition, circumstance or occurrence that (A) improves or would be reasonably likely to improve the business, financial condition or results of operations of First Citizens and its Subsidiaries, taken as a whole, or CIT and its Subsidiaries, taken as a whole, as applicable, (B) is not known by or reasonably foreseeable to the board of directors of First Citizens or the board of directors of CIT, as applicable, as of the date of the merger agreement and (C) does not relate to any acquisition proposal, the end or reduction of the COVID-19 pandemic or the lifting or expiration of the pandemic measures (referred to herein as an intervening event) has occurred, and (ii) the board of directors of First Citizens or CIT, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would more likely than not result in a violation of its fiduciary duties under applicable law to make or continue to make the First Citizens board recommendation or the CIT board recommendation, as applicable, then, in the case of First Citizens, prior to the receipt of the required First Citizens vote of its stockholders to approve the issuance of First Citizens Class A common stock (the “requisite First Citizens vote”), and in the case of CIT, prior to the receipt of the required CIT vote of its stockholders to adopt the merger agreement (the “requisite CIT vote”), it may submit the stock issuance proposal and merger agreement, respectively, to its stockholders without recommendation (although the resolutions approving the merger agreement as of the date thereof may not be rescinded or amended), in which event such board of directors may communicate the basis for its lack of a recommendation to its stockholders in this joint proxy statement/prospectus or an appropriate amendment or supplement thereto to the extent required by law, provided that such board of directors may not take any actions under this provision unless (1) First Citizens and CIT, as applicable, have complied in all material respects with its obligations related to its stockholder meeting, (2) it gives the other party at least four (4) business days’ prior written notice of its intention to take such action, and furnishes to the other party a reasonable description of the events or circumstances giving rise to its determination to take such action (including, in the event such action is taken in response to an acquisition proposal, the identity of the person making such acquisition proposal, a copy of the proposed transaction agreement(s) and all other documents relating to such acquisition proposal), (3) prior to taking such action, First Citizens or CIT, as applicable, negotiates, and causes its financial, legal, and other advisors to negotiate, in good faith with the other party, during the four (4) business day period following First Citizens’ or CIT’s, as applicable, delivery of the notice referred to in such sub-clause (2) above (to the extent the party receiving such notice desires to so negotiate), and (4) after the conclusion of such four (4) business day period, the board of directors of First Citizens or CIT, as applicable, determines in good faith, after giving effect to all of the adjustments (if any) which may be offered by the other party pursuant to sub-clause (3) above, that, in the case of actions described in clause (i)(a) above, such acquisition proposal continues to constitute a superior proposal and in case of actions described in either clause (i)(a) or clause (i)(b) above, it would nevertheless more likely than not result in a violation of its fiduciary duties under applicable law to make or continue to make the First Citizens board recommendation or the CIT board recommendation, as applicable. In the event that, following delivery of the notice referred to in sub-clause (2) above, there is any material revision to the terms of such acquisition proposal, including, any revision in price, the four (4) business day period during which the parties agree to negotiate in good faith shall be extended, if applicable, to ensure that at least two (2) business days remain to negotiate subsequent to the time First Citizens or CIT, as applicable, notifies the other party of any such material revision (it being understood that there may be multiple extensions).
Notwithstanding any recommendation change by the board of directors of First Citizens or CIT, unless the merger agreement has been terminated in accordance with its terms, each party is required to convene a meeting of its stockholders and to submit the matters required to be approved by the stockholders of First Citizens and CIT in order to consummate the transactions contemplated by the merger agreement to a vote of such stockholders.

Agreement Not to Solicit Other Offers
Each of First Citizens and CIT has agreed that it will not, and will cause each of its subsidiaries and its and their respective officers, directors, employees, agents, advisors and representatives not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate any inquiries or proposals with respect to any acquisition proposal, (ii) engage or participate in any negotiations with any person concerning any acquisition proposal, (iii) provide any confidential or nonpublic information or data to, have or participate in any discussions with, any person relating to any acquisition proposal or (iv) unless the merger agreement has been terminated in accordance with its terms, approve or enter into any term sheet, letter of intent, commitment, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (whether written or oral, binding or nonbinding) (other than a confidentiality agreement entered into in accordance with the merger agreement) in connection with or relating to any acquisition proposal. For purposes of the merger agreement, an “acquisition proposal” means, with respect to First Citizens or CIT, as applicable, other than the transactions contemplated by the merger agreement, any offer, proposal, solicitation or inquiry relating to, or any third-party indication of interest in, or the filing of any regulatory application or notice, from or by any person relating to, (i) any acquisition or purchase, direct or indirect, of twenty-five percent (25%) or more of the consolidated assets of a party and its subsidiaries or twenty-five percent (25%) or more of any class of equity or voting securities of a party or its subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of the party, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third-party beneficially owning twenty-five percent (25%) or more of any class of equity or voting securities of a party or its subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of the party or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving a party or its subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of the party. For purposes of the merger agreement, a “superior proposal” means, any bona fide written acquisition proposal which the board of directors of First Citizens or CIT, as applicable, determines, in good faith, after taking into account all legal, financial, regulatory, and other aspects of such proposal (including the amount, form, and timing of payment of consideration, the financing thereof, any associated break-up or termination fees, including those provided for in the merger agreement, expense reimbursement provisions, and all conditions to consummation) and the person making the proposal, and after consulting with its financial advisor (which shall be a nationally recognized investment banking firm) and outside legal counsel, is (i) more favorable from a financial point of view to First Citizens’ or CIT’s, as applicable, stockholders than the transactions contemplated by the merger agreement and (ii) reasonably likely to be timely consummated on the terms set forth therein; provided, however, that for purposes of this definition of superior proposal, references to “twenty-five percent (25%) or more” in the definition of acquisition proposal shall be deemed to be references to “seventy-five percent (75%) or more.”
However, in the event that after the date of the merger agreement and prior to the receipt of the requisite First Citizens vote, in the case of First Citizens, or the requisite CIT vote, in the case of CIT, a party receives an unsolicited bona fide written acquisition proposal, it may, and may permit its subsidiaries and its and its subsidiaries’ officers, directors, employees, agents, advisors and representatives to, furnish or cause to be furnished confidential or nonpublic information or data and participate in negotiations or discussions with the person making the acquisition proposal if the First Citizens or CIT board of directors, as applicable, concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisors) that that such acquisition proposal constitutes a superior proposal or is reasonably likely to lead to a superior proposal and failure to take such actions would be more likely than not to result in a violation of its fiduciary duties under applicable law, provided that, prior to furnishing any confidential or nonpublic information, such party enters into a confidentiality agreement with the person making such acquisition proposal on terms no less favorable to it than the confidentiality agreement between First Citizens and CIT, and which confidentiality agreement does not provide such person with any exclusive right to negotiate with such party.
Each of First Citizens and CIT has also agreed to, and to cause its officers, directors, employees, agents, advisors and representatives to, immediately cease and terminate any activities, discussions or negotiations conducted before the date of the merger agreement with any person other than First Citizens or CIT, with respect to any acquisition proposal. In addition, each party has agreed to (1) promptly (within twenty-four (24) hours) advise the other party following receipt of any acquisition proposal or any inquiry which could reasonably be expected to lead to an acquisition proposal, and the substance thereof (including the terms and conditions of and the identity of the person making such inquiry or acquisition proposal), will provide the other party with an unredacted copy of any such acquisition proposal and any draft agreements, proposals or other materials received in connection with any such inquiry or acquisition proposal, and will keep the other party apprised, on a current basis, of the continuing status thereof, including the material terms and conditions thereof and any material changes thereto, and will provide to the other party copies of any written materials received by such party or any of its subsidiaries in connection therewith and (2) use its reasonable best efforts to enforce any existing confidentiality or standstill agreements to which it or any of its subsidiaries is a party.
Conditions to Completion of the Mergers
First Citizens’ and CIT’s respective obligations to complete the mergers are subject to the satisfaction or waiver, at or prior to the effective time, of the following conditions:
•	receipt of the requisite First Citizens vote and the requisite CIT vote;
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the authorization for listing on Nasdaq, subject to official notice of issuance, of the shares of First Citizens Class A common stock and First Citizens series C preferred stock that will be issuable pursuant to the merger agreement;

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all requisite regulatory approvals having been obtained and remaining in full force and effect, and all statutory waiting periods in respect thereof having expired or been terminated, without the imposition of any requirement to take or commit to take any action or agree to any condition or restriction that would reasonably be expected to have a material adverse effect on the combined company and its subsidiaries, taken as a whole, after giving effect to the mergers;

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the effectiveness of the registration statement of which this joint proxy statement/prospectus forms a part, and the absence of any stop order suspending the effectiveness of the registration statement or proceedings for such purpose initiated or threatened by the SEC and not withdrawn;

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no order, injunction, or decree issued by any court or governmental entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the mergers, the bank merger or any of the other transactions contemplated by the merger agreement being in effect, and no law, statute, rule, regulation, order, injunction or decree having been enacted, entered, promulgated or enforced by any governmental entity which prohibits or makes illegal consummation of the mergers, the bank merger or any of the other transactions contemplated by the merger agreement;

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the accuracy of the representations and warranties of the other party contained in the merger agreement, generally as of the date on which the merger agreement was entered into and as of the closing date, subject to the materiality standards provided in the merger agreement (and the receipt by each party of a certificate dated as of the closing date and signed on behalf of the other party by the chief executive officer or the chief financial officer to such effect);

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the performance by the other party in all material respects of the obligations, covenants and agreements required to be performed by it under the merger agreement at or prior to the closing date (and the receipt by each party of a certificate dated as of the closing date and signed on behalf of the other party by the chief executive officer or the chief financial officer to such effect); and

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receipt by such party of an opinion of legal counsel to the effect that on the basis of facts, representations and assumptions set forth or referred to in such opinion, the mergers will together qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Neither First Citizens nor CIT can provide assurance as to when or if all of the conditions to the mergers can or will be satisfied or waived by the appropriate party.

Termination of the Merger Agreement
The merger agreement can be terminated at any time prior to completion of the first step merger, whether before or after the receipt of the requisite First Citizens vote or the requisite CIT vote, in the following circumstances:
•	by mutual written consent of First Citizens and CIT;
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by either First Citizens or CIT if any governmental entity that must grant a requisite regulatory approval has denied approval of the first step merger, the second step merger or the bank merger and such denial has become final and nonappealable or any governmental entity of competent jurisdiction has issued a final and nonappealable order, injunction, decree or other legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the completion of the first step merger, the second step merger or the bank merger, unless the failure to obtain a requisite regulatory approval is due to the failure of the party seeking to terminate the merger agreement to perform or observe its obligations, covenants and agreements set forth in the merger agreement;

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by either First Citizens or CIT if the first step merger has not been completed on or before the termination date (October 15, 2021), unless the failure of the first step merger to be completed by such date is due to the failure of the party seeking to terminate the merger agreement to perform or observe its obligations, covenants and agreements set forth in the merger agreement;

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by either First Citizens or CIT (provided that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained in the merger agreement) if there is a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or if any such representation or warranty ceases to be true) set forth in the merger agreement on the part of CIT, in the case of a termination by First Citizens, or First Citizens, in the case of a termination by CIT, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the closing date, the failure of an applicable closing condition of the terminating party and which is not cured within forty-five (45) days following written notice to the other party, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the termination date);

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by either First Citizens or CIT if: (1) the requisite CIT vote has not been obtained at the CIT special meeting or at any adjournment or postponement thereof taken in accordance with the merger agreement or (2) the requisite First Citizens vote has not been obtained at the First Citizens special meeting or at any adjournment or postponement taken in accordance with the merger agreement;

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by either First Citizens or CIT if, prior to obtaining the requisite vote from their respective stockholders, the CIT board of directors or the First Citizens board of directors, authorizes CIT or First Citizens, respectively, to enter into an alternative acquisition agreement in response to a superior proposal; or

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by either First Citizens or CIT, if, prior to obtaining the requisite vote from their respective stockholders, the CIT board of directors or the First Citizens board of directors, respectively, has made a recommendation change or breaches in any material respect its obligations relating to non-solicitation of acquisition proposals or its obligations related to stockholder approval and the board of directors’ recommendation.

Neither First Citizens nor CIT is permitted to terminate the merger agreement as a result, in and of itself, of any increase or decrease in the market price of First Citizens Class A common stock or CIT common stock.
Effect of Termination
If the merger agreement is terminated by either First Citizens or CIT, as provided under “Termination of the Merger Agreement” above, the merger agreement will become void and have no effect, and none of First Citizens, CIT, any of their respective subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever thereunder, or in connection with the transactions contemplated thereby, except that designated provisions of the merger agreement will survive the termination, including those relating to the confidential treatment of information, public announcements and the effect of termination, including the termination fee described below.

Termination Fee
CIT will pay First Citizens a termination fee equal to $64 million by wire transfer of same-day funds (the “termination fee”) if the merger agreement is terminated in the following circumstances:
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In the event that the merger agreement is terminated by CIT pursuant to the sixth bullet set forth under “—Termination of the Merger Agreement” above or by First Citizens pursuant to the seventh bullet set forth under “—Termination of the Merger Agreement” above. In such case the termination fee must be paid to First Citizens within two (2) business days of the date of termination.

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In the event that, after the date of the merger agreement and prior to the termination of the merger agreement, a bona fide acquisition proposal has been communicated to or otherwise made known to the CIT board of directors or CIT’s senior management or has been made directly to CIT stockholders, or any person has publicly announced (and not withdrawn at least two (2) business days prior to the CIT special meeting) an acquisition proposal, in each case, with respect to CIT, and (i) (A) thereafter the merger agreement is terminated by either First Citizens or CIT pursuant to the third bullet set forth under “—Termination of the Merger Agreement” above without the requisite CIT vote having been obtained (and all other conditions to CIT’s obligation to complete the mergers had been satisfied or were capable of being satisfied prior to such termination) or (B) thereafter the merger agreement is terminated by First Citizens pursuant to the fourth bullet set forth under “—Termination of the Merger Agreement” above as a result of a willful breach of the merger agreement by CIT, and (ii) prior to the date that is twelve (12) months after the date of such termination, CIT enters into a definitive agreement or consummates a transaction with respect to an acquisition proposal (whether or not the same acquisition proposal as that referred to above), provided that for purposes of the foregoing, all references in the definition of acquisition proposal to “twenty-five percent (25%)” will instead refer to “fifty percent (50%)”. In such case, the termination fee must be paid to First Citizens on the earlier of the date CIT enters into such definitive agreement and the date of consummation of such transaction.

First Citizens will pay CIT the termination fee if the merger agreement is terminated in the following circumstances:
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In the event that the merger agreement is terminated by First Citizens pursuant to the sixth bullet set forth under “—Termination of the Merger Agreement” above or by CIT pursuant to the seventh bullet set forth under “—Termination of the Merger Agreement” above. In such case the termination fee must be paid to CIT within two (2) business days of the date of termination.

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In the event that, after the date of the merger agreement and prior to the termination of the merger agreement, a bona fide acquisition proposal has been communicated to or otherwise made known to the First Citizens board of directors or First Citizens’ senior management or has been made directly to First Citizens stockholders, or any person has publicly announced (and not withdrawn at least two (2) business days prior to the First Citizens special meeting) an acquisition proposal, in each case, with respect to First Citizens, and (i) (A) thereafter the merger agreement is terminated by either First Citizens or CIT pursuant to the third bullet set forth under “—Termination of the Merger Agreement” above without the requisite First Citizens vote having been obtained (and all other conditions to First Citizens’ obligation to complete the mergers had been satisfied or were capable of being satisfied prior to such termination) or (B) thereafter the merger agreement is terminated by CIT pursuant to the fourth bullet set forth under “—Termination of the Merger Agreement” above as a result of a willful breach of the merger agreement by First Citizens and (ii) prior to the date that is twelve (12) months after the date of such termination, First Citizens enters into a definitive agreement or consummates a transaction with respect to an acquisition proposal (whether or not the same acquisition proposal as that referred to above), provided that for purposes of the foregoing, all references in the definition of acquisition proposal to “twenty-five percent (25%)” will instead refer to “fifty percent (50%)”. In such case, the termination fee must be paid to CIT on the earlier of the date First Citizens enters into such definitive agreement and the date of consummation of such transaction.

Expenses and Fees
Except as otherwise expressly provided in the merger agreement, all costs and expenses incurred in connection with the merger agreement and the transactions contemplated thereby will be paid by the party incurring such expense, except, that the costs and expenses of printing and mailing this joint proxy statement/prospectus and all filing and other fees paid to government entities in connection with the mergers and the other transactions contemplated by the merger agreement will be borne equally by First Citizens and CIT.
Amendment, Waiver and Extension of the Merger Agreement
Subject to compliance with applicable law, the merger agreement may be amended by the parties at any time before or after the receipt of the requisite First Citizens vote or the requisite CIT vote, except, that after the receipt of the requisite First Citizens vote or the requisite CIT vote, there may not be, without further approval of the stockholders of First Citizens or CIT, as applicable, any amendment of the merger agreement that requires such further approval under applicable law.
At any time prior to the completion of the mergers, each of the parties may, to the extent legally allowed, extend the time for the performance of any of the obligations or other acts of the other party, waive any inaccuracies in the representations and warranties of the other party contained in the merger agreement or in any document delivered by such other party pursuant to the merger agreement, and waive compliance with any of the agreements or satisfaction of any conditions for its benefit contained in the merger agreement; provided, however, that after the receipt of the requisite First Citizens vote or the requisite CIT vote, there may not be, without further approval of the stockholders of First Citizens or CIT, as applicable, any extension or waiver of the merger agreement or any portion thereof that requires further approval under applicable law.
Governing Law
The merger agreement is governed by and will be construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law principles.
Specific Performance
First Citizens and CIT will be entitled to an injunction or injunctions to prevent breaches or threatened breaches of the merger agreement or to enforce specifically the performance of the terms and provisions thereof (including the parties’ obligations to consummate the mergers), in addition to any other remedy to which they are entitled at law or in equity. Both First Citizens and CIT waive any defense in any action for specific performance that a remedy at law would be adequate and any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.
However, (i) except in the case of fraud, if the merger agreement is terminated under circumstances that require payment of the termination fee, a party’s right to receive payment of the termination fee will be the sole and exclusive remedy of such party or any other person, whether or not the merger agreement has been terminated and all other remedies (including equitable remedies and specific performance) are waived against the party paying the termination fee and any of its affiliates for any and all losses, damages and expenses suffered or incurred in connection with the merger agreement and upon payment of the termination fee the paying party and its affiliates will have no further liability or obligation relating to or arising out of the merger agreement or the transactions contemplated thereby and (ii) except with respect to claims for willful breach, bad faith or fraud, the sole recourse under the merger agreement to any party for a breach of the merger agreement or any provision thereof by the other party will be a claim for actual monetary damages which shall not exceed a cap of $64,000,000 and such cap will be reduced by any termination fee paid for any reason by the breaching party.
Voting Agreement
Contemporaneously with the execution of the merger agreement, (i) Mr., Frank B. Holding, Jr., the Chairman and Chief Executive Officer of First Citizens, (ii) Ms. Hope Bryant, the Vice Chairman of First Citizens, (iii) Mr. Peter M. Bristow, the President of First Citizens and (iv) Mrs. Claire H. Bristow, the spouse of Mr. Bristow entered into a voting agreement with CIT, solely in their respective capacity as stockholders of First Citizens. Pursuant to the voting agreement, each of the individuals above has agreed, among other things, to vote in favor of the First Citizens stock issuance pursuant to the merger agreement and the First Citizens adjournment proposal, as well as certain other customary restrictions with respect to the voting of their shares of First Citizens common stock. As of December 18, 2020, the last date before the date of this joint proxy statement/prospectus for which it was practicable to obtain this information, these stockholders collectively had sole voting rights over 1,584,972 shares of First Citizens Class A common stock and 360,252 shares of First Citizens Class B common stock, representing approximately 29.52% of the voting power of First Citizens’ common stock outstanding on that date.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGERS
The following discussion sets forth the material U.S. federal income tax consequences of the mergers to U.S. holders (as defined below) of CIT common stock. This discussion does not address the tax consequences to U.S. holders of CIT preferred stock. This discussion also does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction, nor does it address any tax consequences arising under the unearned income Medicare contribution tax enacted pursuant to the Health Care and Education Reconciliation Act of 2010. This discussion is based upon the Code, the regulations of the U.S. Treasury Department and court and administrative rulings and decisions in effect on the date of this joint proxy statement/prospectus. These laws may change, possibly retroactively, and any change could affect the continuing validity of this discussion. To the extent this section consists of statements as to matters of U.S. federal income tax law, this section constitutes the opinion of Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P. (“Smith Anderson”) and the opinion of Sullivan & Cromwell LLP (“Sullivan & Cromwell”).
For purposes of this discussion, we use the term “U.S. holder” to mean a beneficial owner of CIT common stock that is for U.S. federal income tax purposes:
•	a citizen or resident of the United States;
•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any of its political subdivisions;
•
a trust if it (i) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person; or

•	an estate that is subject to United States federal income tax on its income regardless of its source.
If an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes holds CIT common stock, the tax treatment of a partner will generally depend on the status of the partners and the activities of the partnership. If you are a partner of a partnership holding CIT common stock, you should consult your tax advisors.
This discussion assumes that you hold your shares of CIT common stock as a capital asset within the meaning of section 1221 of the Code. Further, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your particular circumstances or that may be applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:
•	a financial institution;
•	a tax-exempt organization;
•	an S corporation or other pass-through entity;
•	an insurance company;
•	a mutual fund;
•	a dealer in securities or foreign currencies;
•	a trader in securities who elects the mark-to-market method of accounting for your securities;
•	a holder of CIT common stock subject to the alternative minimum tax provisions of the Code;
•	a holder of CIT common stock who received CIT common stock through the exercise of employee stock options or through a tax-qualified retirement plan or otherwise as compensation;
•	a real estate investment trust;
•	a regulated investment company;
•	a person that has a functional currency other than the U.S. dollar;
•	a holder of options granted under any CIT benefit plan; or

•	a holder of CIT common stock who holds CIT common stock as part of a hedge, straddle or a constructive sale or conversion transaction.
Tax Consequences of the Mergers Generally
First Citizens and CIT have structured the first step merger and the second step merger as an integrated transaction to qualify as a reorganization within the meaning of Section 368(a) of the Code. As described below, it is a condition to each party’s respective obligations to complete the mergers that First Citizens and CIT each receive a legal opinion that the first step merger and the second step merger will so qualify.
Accordingly, the material U.S. federal income tax consequences of the first step merger and the second step merger are as follows:
•
you will not recognize gain or loss when you exchange your CIT common stock solely for First Citizens common stock, except with respect to any cash received instead of a fractional share of First Citizens common stock;

•
your aggregate tax basis in the First Citizens Class A common stock that you receive in the mergers (including any fractional share interest you are deemed to receive and exchange for cash) will equal your aggregate tax basis in the CIT common stock you surrender; and

•
your holding period for the First Citizens Class A common stock that you receive in the mergers (including any fractional share interest you are deemed to receive and exchange for cash) will include your holding period for the shares of CIT common stock that you surrender in the exchange.

If you acquired different blocks of CIT common stock at different times and at different prices, your tax basis and holding period in your First Citizens common stock may be determined with reference to each block of CIT common stock.
Cash Instead of Fractional Shares
You will generally recognize capital gain or loss on any cash received instead of a fractional share of First Citizens common stock equal to the difference between the amount of cash received and the tax basis allocated to such fractional share. Any capital gain or loss will constitute long-term capital gain or loss if your holding period in CIT common stock surrendered in the first step merger is greater than one (1) year as of the effective time. The deductibility of capital losses is subject to limitations.
Closing Condition Tax Opinions
It is a condition to the closing of the mergers that First Citizens and CIT will receive opinions from Smith Anderson (or other nationally recognized tax counsel) and Sullivan & Cromwell (or other nationally recognized tax counsel), respectively, dated as of the closing date of the mergers, to the effect that the first step merger and the second step merger will together qualify as a reorganization within the meaning of section 368(a) of the Code. These opinions will be based on representation letters provided by First Citizens and CIT to be delivered at closing of the mergers, and on certain customary factual assumptions.
Neither of these tax opinions will be binding on the Internal Revenue Service. First Citizens and CIT have not and do not intend to seek any ruling from the Internal Revenue Service regarding any matters relating to the mergers, and as a result, there can be no assurance that the Internal Revenue Service will not disagree with or challenge any of the conclusions described herein.

Information Reporting and Backup Withholding
If you are a non-corporate holder of CIT common stock you may be subject to information reporting and backup withholding on any cash payments received instead of a fractional share interest in First Citizens common stock. You will not be subject to backup withholding, however, if you:
•
furnish a correct taxpayer identification number and certify that you are not subject to backup withholding on the Form W-9 (or a suitable substitute or successor form) included in the letter of transmittal to be delivered to you following the completion of the mergers and otherwise comply with all the applicable requirements of the backup withholding rules; or

•	are otherwise exempt from backup withholding.
Any amounts withheld under the backup withholding rules will generally be allowed as a refund or credit against your U.S. federal income tax liability, provided you timely furnish the required information to the Internal Revenue Service.
This summary of certain material U.S. federal income tax consequences is for general information only and is not tax advice. You are urged to consult your tax advisor with respect to the application of U.S. federal income tax laws to your particular situation as well as any tax consequences arising under the U.S. federal estate or gift tax rules, or under the laws of any state, local, foreign or other taxing jurisdiction.

DESCRIPTION OF NEW FIRST CITIZENS PREFERRED STOCK
Upon completion of the first step merger, each share of CIT series A preferred stock and CIT series B preferred stock issued and outstanding immediately prior to the effective time will be converted into the right to receive one (1) share of First Citizens series B preferred stock and one (1) share of First Citizens series C preferred stock, respectively. The First Citizens series B preferred stock and the First Citizens series C preferred stock will have such rights, preferences, privileges and voting powers, and limitations and restrictions, taken as a whole, that are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers, and limitations and restrictions, taken as a whole, of the CIT series A preferred stock and the CIT series B preferred stock, respectively (taking into account (i) that CIT will not be the surviving entity in the mergers and (ii) any adjustment to the existing right of optional redemption associated with each series of CIT preferred stock by First Citizens that is reasonably necessary to obtain Tier 1 Capital treatment from the Board of Governors of the Federal Reserve System for such preferred stock). The following briefly summarizes the terms and provisions of the First Citizens series B preferred stock and the First Citizens series C preferred stock.
This summary contains a description of the material terms of the First Citizens series B preferred stock and the First Citizens series C preferred stock, and it is qualified in its entirety by reference to First Citizens’ certificate of incorporation, including the certificates of designations creating the First Citizens series B preferred stock and the First Citizens series C preferred stock, and the applicable provisions of Delaware law and federal law governing bank holding companies.
Preferred Stock Generally
The First Citizens certificate of incorporation currently authorizes the First Citizens board of directors, without further stockholder action, to cause First Citizens to issue up to 10,000,000 shares of preferred stock and determine the rights, preferences, privileges and restrictions of any such series of preferred stock. As of the date of this joint proxy statement/prospectus, there are 345,000 shares of First Citizens series A preferred stock issued and outstanding.
First Citizens Series B Preferred Stock
The First Citizens series B preferred stock will, upon completion of the first step merger, represent a single series of First Citizens authorized preferred stock. First Citizens expects to issue three hundred twenty five thousand (325,000) shares of First Citizens series B preferred stock to holders of CIT series A preferred stock upon the successful consummation of the first step merger. Upon issuance of the First Citizens series B preferred stock at the effective time, the shares of the First Citizens series B preferred stock will be validly issued, fully paid and nonassessable.
First Citizens reserves the right to re-open the First Citizens series B preferred stock and issue additional shares of the First Citizens series B preferred stock either through public or private sales at any time and from time to time without notice to or the consent of holders of the First Citizens series B preferred stock, subject to the receipt of any required regulatory approval; provided that any such additional shares of First Citizens series B preferred stock are not treated as “disqualified preferred stock” within the meaning of Section 1059(f)(2) of the Code and such additional shares of First Citizens series B preferred stock are otherwise treated as fungible with the First Citizens series B preferred stock issued pursuant to the merger agreement for U.S. federal income tax purposes. The additional shares would form a single series with the First Citizens series B preferred stock issued pursuant to the merger agreement.
The First Citizens series B preferred stock will not be convertible into, or exchangeable for, shares of any other class or series of First Citizens’ stock or other securities and will not be subject to any sinking fund or other obligation to redeem or repurchase. The First Citizens series B preferred stock represents non-withdrawable capital, will not be an account of an insurable type, and will not be insured or guaranteed by the FDIC or any other governmental agency or instrumentality.

Ranking
The First Citizens series B preferred stock will rank, as to the payment of dividends and/or distribution of assets upon First Citizens’ liquidation, dissolution or winding-up:
•
senior to the First Citizens common stock and any other class or series of shares of First Citizens capital stock First Citizens may issue in the future ranking junior to the First Citizens series B preferred stock as to payment of dividends and/or distribution of assets upon First Citizens’ liquidation, dissolution or winding-up;

•
equally with First Citizens series A preferred stock and First Citizens series B preferred stock or any other series of preferred stock First Citizens may issue in the future ranking equal to the First Citizens series B preferred stock as to payment of dividends and/or distribution of assets upon First Citizens’ liquidation, dissolution or winding-up; and

•
junior to any series of preferred stock First Citizens may issue in the future ranking senior to the First Citizens series B preferred stock as to payment of dividends and/or distribution of assets upon First Citizens’ liquidation, dissolution or winding-up, and to all of First Citizens’ existing and future debt obligations.

Dividends
Holders of the First Citizens series B preferred stock will be entitled to receive, when, as and if declared by the First Citizens board of directors or a duly authorized committee of the board out of assets legally available therefor, non-cumulative cash dividends based on the liquidation preference amount of $1,000 per share from and including the last dividend payment date in respect of the First Citizens series B preferred stock, at a rate equal to (i) 5.800% per annum for each Series B Dividend Period (as defined below) from and including the last dividend payment date in respect of the CIT series A preferred stock to, but excluding, June 15, 2022 (the “Series B Fixed Rate Period”) and if not called (ii) three-month LIBOR (as defined below) plus a spread of 3.972% per annum, for each Series B Dividend Period beginning on or after June 15, 2022 to, but excluding, the date of redemption (if any) of the First Citizens series B preferred stock (the “Series B Floating Rate Period”). Dividends on the First Citizens series B preferred stock will be payable semi-annually in arrears on June 15 and December 15 of each year, beginning on the first such date following the last dividend payment date in respect of the CIT series A preferred stock, with respect to the fixed rate period (or portion thereof) and ending on June 15, 2022 and, thereafter, quarterly in arrears on March 15, June 15, September 15 and December 15 of each year, beginning on September 15, 2022 (each such period of semi-annual or quarterly dividends, a “Series B Dividend Period”). Dividends will be payable to holders of record on the applicable record date, which shall be the fifteenth (15th) calendar day before the applicable dividend payment date, or such other record date, not less than fifteen (15) calendar days nor more than thirty (30) calendar days before the applicable dividend payment date, as such record date shall be fixed by the First Citizens board of directors or a duly authorized committee thereof.
A dividend period for the First Citizens series B preferred stock is the period from and including a dividend payment date to, but excluding, the next dividend payment date, except that the initial dividend period of the First Citizens series B preferred stock will commence on and include the last dividend payment date in respect of the CIT series A preferred stock. The dividend payable per share of First Citizens series B preferred stock shall be computed on the basis of a 360-day year consisting of twelve thirty-day (30-day) months. Dividends payable on the First Citizens series B preferred stock for the Series B Floating Rate Period will be computed by multiplying the per annum dividend rate in effect for that Series B Floating Rate Period by a fraction, the numerator of which will be the actual number of days in that Series B Floating Rate Period and the denominator of which will be 360, and by multiplying the rate obtained by $1,000 to determine the dividend per share of First Citizens series B preferred stock. Dollar amounts resulting from that calculation will be rounded to the nearest cent, with one-half cent being rounded upwards. If, during the Series B Fixed Rate Period, a dividend payment date is not a business day, the appropriate dividend will be paid on the first business day following that day without adjustment. If, during the Series B Floating Rate Period, a dividend payment date is not a business day, the appropriate dividend will be paid on the first business day following that day and dividends shall accrue to be paid on such following business day. A “business day” means any day, other than a Saturday or a Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York.

The term “three-month LIBOR” means the London interbank offered rate for deposits in U.S. dollars having an index maturity of three months in amounts of at least $1,000,000, as that rate appears on Reuters screen page “LIBOR01”, or any successor page, at approximately 11:00 a.m., London time, on the relevant dividend determination date (as defined below). If no offered rate appears on Reuters screen page “LIBOR01”, or any successor page, on the relevant dividend determination date at approximately 11:00 a.m., London time, then the calculation agent, after consultation with First Citizens, will select four major banks in the London interbank market and will request each of their principal London offices to provide a quotation of the rate at which three-month deposits in U.S. dollars in amounts of at least $1,000,000 are offered by it to prime banks in the London interbank market, on that date and at that time, that is representative of single transactions at that time. If at least two quotations are provided, three-month LIBOR will be the arithmetic average (rounded upward, if necessary, to the nearest .00001 of 1%) of the quotations provided. Otherwise, the calculation agent will select three major banks in New York City and will request each of them to provide a quotation of the rate offered by it at approximately 11:00 a.m., New York City time, on the dividend determination date for loans in U.S. dollars to leading European banks having an index maturity of three months for the applicable Series B Dividend Period in an amount of at least $1,000,000 that is representative of single transactions at that time. If three quotations are provided, three-month LIBOR will be the arithmetic average (rounded upward, if necessary, to the nearest .00001 of 1%) of the quotations provided. Otherwise, three-month LIBOR for the next Series B Dividend Period will be equal to three-month LIBOR in effect for the then-current Series B Dividend Period, or, in the case of the first Series B Dividend Period within the Series B Floating Rate Period, the most recent rate that could have been determined had such Series B Dividend Period commenced prior to the Series B Floating Rate Period.
The dividend rate for each Series B Dividend Period during the Series B Floating Rate Period will be determined by the calculation agent using three-month LIBOR as in effect on the second London business day immediately preceding the first day of the Series B Dividend Period, which date is the “dividend determination date” for the applicable Series B Dividend Period. The calculation agent then will add the spread of 3.972% per annum to the three-month LIBOR rate as determined on the dividend determination date. Absent manifest error, the calculation agent’s determination of the dividend rate, and its calculation of the amount of dividends, for a Series B Dividend Period will be binding and conclusive on holders of First Citizens series B preferred stock, the transfer agent and First Citizens.
Dividends on the First Citizens series B preferred stock will not be cumulative. If dividends are not declared on the First Citizens series B preferred stock for payment on any dividend payment date, those dividends shall cease to accrue, shall not be payable on the applicable dividend payment date or be cumulative, and First Citizens will have no obligation to pay (and no holder of First Citizens series B preferred stock shall have a right to receive) a dividend for that dividend period on the applicable dividend payment date or at any time in the future, whether or not First Citizens’ board of directors or a duly authorized committee of the board declares a dividend on the First Citizens series B preferred stock or any other series of First Citizens preferred stock or First Citizens common stock for any future dividend period.
Dividends on the First Citizens series B preferred stock will not be declared, paid or set aside for payment to the extent such act would cause First Citizens to fail to comply with applicable laws and regulations, including applicable capital adequacy guidelines.
Dividends on any shares of First Citizens series B preferred stock called for redemption will cease to accrue on the redemption date for such shares or upon such earlier date as is specified below under “—Redemption—Procedures.”
During any dividend period, so long as any share of First Citizens series B preferred stock remains outstanding and except as otherwise provided in the next succeeding paragraph, (i) no dividend may be paid, declared or set apart for any payment on and no distribution shall be made on any dividend junior stock (as defined below) (other than (a) a dividend payable solely in stock that ranks junior to the First Citizens series B preferred stock or (b) a dividend payable in connection with the implementation of a shareholders’ rights plan, or the issuance of rights, stock or other property under such plan, or the redemption or repurchase of any rights under such plan) and (ii) no shares of dividend junior stock or dividend parity stock (as defined below) shall be purchased, redeemed or otherwise acquired for consideration by First Citizens, directly or indirectly, unless full dividends on all outstanding shares of the First Citizens series B preferred stock for the most recently completed quarterly dividend period have been declared and paid in full (or have been declared and a sum sufficient for the payment thereof has been set apart for such payment) and any prior redemption requirements with respect to shares of the

First Citizens series B preferred stock have been complied with. As used in this section, “dividend junior stock” refers to the First Citizens common stock and any other class or series of First Citizens’ capital stock over which the First Citizens series B preferred stock has preference or priority in the payment of current dividends. As used in this section, “dividend parity stock” means any other class or series of First Citizens’ capital stock that ranks on parity with the First Citizens series B preferred stock in the payment of current dividends.
The limitations on dividends and other distributions described in the paragraph above shall not apply to:
•	redemptions, purchases or other acquisitions of shares of dividend junior stock in connection with the administration of any employee benefit plan in the ordinary course of business;
•	any dividends or distributions of rights or dividend junior stock in connection with a stockholders’ rights plan or any redemption or repurchase of rights pursuant to any stockholders’ rights plan;
•
the acquisition by First Citizens or any of its subsidiaries of record ownership in dividend junior stock or dividend parity stock for the beneficial ownership of any other persons (other than for the beneficial ownership by First Citizens or any of its subsidiaries), including as trustees or custodians; and

•
the exchange or conversion of (i) dividend junior stock for or into other dividend junior stock or (ii) dividend parity stock for or into other dividend parity stock (with the same or lesser aggregate liquidation preference) or dividend junior stock, and, in each case, the payment of cash solely in lieu of fractional shares.

When dividends are not paid in full upon the shares of First Citizens series B preferred stock and any dividend parity stock, all dividends declared upon shares of First Citizens series B preferred stock and all dividend parity stock shall be shared on a pro rata basis in proportion to the respective amounts of undeclared and unpaid dividends between the holders of First Citizens series B preferred stock and any dividend parity stock.
To the extent a dividend period with respect to any dividend parity stock coincides with more than one dividend period with respect to the First Citizens series B preferred stock, for purposes of the preceding three paragraphs the board of directors shall treat such dividend period as two or more consecutive dividend periods, none of which coincides with more than one dividend period with respect to the First Citizens series B preferred stock or in any other manner that it deems to be fair and equitable.
Subject to the restrictions described above, and not otherwise, dividends (payable in cash, stock, or otherwise), as may be determined by First Citizens’ board of directors or a duly authorized committee of the board, may be declared and paid on the First Citizens common stock and any dividend parity stock or dividend junior stock from time to time out of any assets legally available for such payment in amounts permitted by applicable regulatory authorities, and the holders of the First Citizens series B preferred stock will not be entitled to participate any such dividends.
Redemption
The First Citizens series B preferred stock will not be subject to any mandatory redemption, sinking fund or other similar provisions. The holders of First Citizens series B preferred stock will not have the right to require the redemption or repurchase of the First Citizens series B preferred stock.
Optional Redemption
First Citizens may redeem shares of the First Citizens series B preferred stock at its option on any dividend payment date on or after the fifth anniversary of the completion of the mergers, in whole or in part, from time to time, at a redemption price equal to $1,000 per share, plus any declared and unpaid dividends, without accumulation of unpaid dividends. Redemption of the First Citizens series B preferred stock is subject to First Citizens’ receipt of any required prior approvals from the Federal Reserve Board and to the satisfaction of any conditions set forth in the capital or other guidelines or regulations of the Federal Reserve Board applicable to the redemption of the First Citizens series B preferred stock.

Redemption Following a Regulatory Capital Treatment Event
First Citizens may redeem shares of the First Citizens series B preferred stock at its option at any time within ninety (90) days following a regulatory capital treatment event (as defined below), in whole but not in part, at a price equal to $1,000 per share, plus any declared and unpaid dividends, without accumulation of any undeclared dividends. Redemption of the First Citizens series B preferred stock is subject to First Citizens’ receipt of any required prior approvals from the Federal Reserve Board and to the satisfaction of any conditions set forth in the capital or other guidelines or regulations of the Federal Reserve Board applicable to the redemption of the First Citizens series B preferred stock.
A “regulatory capital treatment event” means, with respect to the First Citizens series B preferred stock, a good faith determination by the First Citizens board or a duly authorized committee thereof, that, as a result of (i) any amendment to, or change in, the laws, rules or regulations of the United States or any political subdivision of the United States, or any agency or instrumentality thereof that is enacted or becomes effective after the initial issuance of any share of First Citizens series B preferred stock, (ii) any proposed change in those laws or regulations that is announced or becomes effective after the initial issuance of any share of First Citizens series B preferred stock, or (iii) any official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws, rules or regulations or policies with respect thereto that is announced after the initial issuance of any share of First Citizens series B preferred stock, there is more than an insubstantial risk that First Citizens will not be entitled to treat the full liquidation value amount of $1,000 per share of the First Citizens series B preferred stock then outstanding as “Tier 1 capital” (or its equivalent) for purposes of the capital adequacy guidelines of the Federal Reserve Board (or, as and if applicable, the capital adequacy guidelines or regulations of any successor “appropriate federal banking agency” within the meaning of Section 3(q) of the Bank Merger Act or any successor provision).
Procedures
If First Citizens redeems shares of the First Citizens series B preferred stock, First Citizens will provide notice by first class mail (or, if the First Citizens series B preferred stock is issued or held in book-entry form through The Depository Trust Company (“DTC”) or another facility, in accordance with the procedures of such facility) to the holders of record of the shares of First Citizens series B preferred stock to be redeemed. Such notice will be provided not less than thirty (30) days and not more than sixty (60) days prior to the date fixed for the redemption. Each notice of redemption will include a statement setting forth:
•	the redemption date;
•
the number of shares of First Citizens series B preferred stock to be redeemed and, if less than all the shares held by the holder are to be redeemed, the number of shares of First Citizens series B preferred stock to be redeemed from the holder;

•	the redemption price, which will be equal to $1,000 per share, plus any declared and unpaid dividends, without accumulation of any undeclared dividends; and
•	that dividends on the shares to be redeemed shall cease to accrue on the redemption date.
In case of any redemption of only part of the shares of First Citizens series B preferred stock at the time outstanding, the shares to be redeemed shall be selected either pro rata, by lot or in such other manner as First Citizens’ board of directors or a duly authorized committee of the board may determine to be equitable and permitted by DTC and the rules of any national securities exchange on which the First Citizens series B preferred stock is listed.
If notice of redemption has been duly given and First Citizens has set aside all funds necessary for the redemption, then, on and after the redemption date, dividends shall cease to accrue on all shares so called for redemption, all such shares called for redemption shall no longer be deemed outstanding and all rights with respect to such shares shall cease and terminate on such redemption date, except the right of the holders thereof to receive the amount payable on such redemption from the funds set aside, without interest.

Liquidation Rights
In the event First Citizens liquidates, dissolves or winds-up its business and affairs, either voluntarily or involuntarily, holders of the First Citizens series B preferred stock will be entitled to receive, after satisfaction of liabilities or obligations to creditors, if any, and subject to the rights of any securities ranking senior to or on parity with First Citizens series B preferred stock, before First Citizens makes any distribution or payment out of First Citizens’ assets to the holders of First Citizens common stock or any other class or series of shares ranking junior to the First Citizens series B preferred stock, liquidating distributions of $1,000 per share, plus any declared and unpaid dividends prior to the payment of the liquidating distribution, without accumulation of any dividends that have not been declared prior to the payment of the liquidating distribution. After the holders of the First Citizens series B preferred stock and any stock having the same rank as the First Citizens series B preferred stock are paid in full, they will have no right or claim to any of First Citizens’ remaining assets.
In any such liquidating distribution, if the assets of First Citizens are not sufficient to pay the liquidation preferences in full to all holders of First Citizens series B preferred stock and all holders of parity securities, the amounts paid to the holders of First Citizens series B preferred stock and all holders of parity securities will be paid pro rata in accordance with the respective aggregate liquidating preferences owed to these holders.
Neither the sale, conveyance, exchange or transfer of all or substantially all of the assets or business of First Citizens for cash, securities or other property, nor the merger or consolidation of First Citizens with any other entity, including a merger or consolidation in which the holders of First Citizens series B preferred stock receive cash, securities or property for their shares, shall constitute a liquidation, dissolution or winding-up of First Citizens.
Voting Rights
The First Citizens series B preferred stock will have no voting power, and no right to vote on any matter at any time, and shall neither be entitled to call nor participate in a meeting of First Citizens’ stockholders, except as provided below or as otherwise specifically required by Delaware law. On any matter in which holders of First Citizens series B preferred stock are entitled to vote, including when acting by written consent, each holder of First Citizens series B preferred stock will have one vote per share, except as to votes upon a nonpayment event (as defined below) in which case the First Citizens series B preferred stock will have voting rights in proportion to its liquidation preference.
Right to Elect Two Directors upon a Nonpayment Event
Whenever dividends payable on the shares of First Citizens series B preferred stock (whether or not declared) have not been paid in an aggregate amount equal to full dividends for eighteen or more months, whether or not consecutive (a “nonpayment event”), the authorized number of First Citizens’ directors will automatically be increased by two. The holders of the First Citizens series B preferred stock will have the right, together with holders of any other series of preferred stock on which similar voting rights have been conferred and are exercisable with respect to the matter (i.e., on which dividends likewise have not been paid) (“voting parity stock”), voting together as a class in proportion to their respective liquidation preferences, to elect two directors (the “preferred stock directors”) to fill such newly created directorships, provided that the election of any such preferred directors shall not cause First Citizens to violate the corporate governance requirements of Nasdaq (or any other exchange on which First Citizens’ securities may be listed) that listed companies must have a majority of independent directors. First Citizens’ board of directors shall at no time include more than two such preferred stock directors.
In the event that the holders of First Citizens series B preferred stock and any voting parity stock shall be entitled to vote for the election of preferred stock directors following a nonpayment event, such directors shall be initially elected at a special meeting called at the request any holder of shares of First Citizens series B preferred stock or any series of voting parity stock then outstanding (unless the request for a special meeting is received less than ninety (90) days before the date fixed for First Citizens’ next annual or special meeting of First Citizens stockholders, in which event such election shall be held only at such next annual or special meeting of stockholders), and subsequently at each annual meeting of First Citizens stockholders, until such right is terminated as described below.

Any preferred stock director may be removed at any time without cause by a majority of holders of shares of First Citizens series B preferred stock and voting parity stock, representing at least a majority of the combined liquidation preference of the First Citizens series B preferred stock and each series of voting parity stock then outstanding, when they have the voting rights described above (voting together as a single class in proportion to their respective liquidation preferences). If any vacancy occurs among the preferred stock directors, a successor will be chosen by the then-remaining preferred stock director or, if no preferred stock director remains in office, by a majority vote of the holders of the outstanding shares of First Citizens series B preferred stock and voting parity stock, when they have the voting rights described above (voting together as a single class in proportion to their respective liquidation preferences). In no event may a vacancy of preferred stock directors be filled in a manner causing First Citizens to violate the corporate governance requirements of Nasdaq (or any other exchange on which First Citizens’ securities may be listed) that listed companies must have a majority of independent directors. The preferred stock directors will be entitled to one vote per director on any matter that shall come before First Citizens’ board of directors for a vote.
When dividends have been paid in full on the First Citizens series B preferred stock for at least twelve consecutive months after the nonpayment event, then the right of the holders of First Citizens series B preferred stock to elect preferred stock directors shall terminate (but will revest upon the occurrence of any future nonpayment event), and, if and when any rights of the holders of First Citizens series B preferred stock and voting parity stock to elect preferred stock directors have terminated, the terms of office of all preferred stock directors will immediately terminate; the number of directors constituting First Citizens’ board of directors will automatically be reduced accordingly.
Under regulations and interpretations adopted by the Federal Reserve Board and its staff, if the holders of any series of preferred stock are or become entitled to vote for the election of directors, such series will be deemed a class of voting securities, and a company holding twenty-five percent (25%) or more of the series, or a lesser percentage if it otherwise exercises a “controlling influence” over First Citizens, will be subject to regulation as a bank holding company under the BHC Act. In addition, at the time the series is deemed a class of voting securities, any other bank holding company will be required to obtain the prior approval of the Federal Reserve Board under the BHC Act to acquire or retain more than five percent (5%) of that series. Any other person (other than a bank holding company), either individually or acting through or in concert with others, will be required to obtain the non-objection of the Federal Reserve Board under the Change in Bank Control Act of 1978, as amended, to acquire or retain ten percent (10%) or more of that series.
Other Voting Rights
So long as any shares of First Citizens series B preferred stock are outstanding, the vote or consent of the holders of at least two-thirds of all the shares of First Citizens series B preferred stock outstanding, voting separately as a class, shall be required to:
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authorize, create or issue, or increase the authorized amount of, shares of any class or series of stock ranking senior to the First Citizens series B preferred stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up of First Citizens, or issue any obligation or security convertible into or exchangeable for or evidencing the right to purchase, any such class or series of First Citizens’ capital stock;

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amend, alter or repeal the provisions of First Citizens’ charter, whether by merger, consolidation or otherwise, so as to materially and adversely affect the powers, preferences, privileges or rights of First Citizens series B preferred stock, taken as a whole; provided, however, that any amendment to authorize, create or issue, or increase the authorized amount of, any securities junior to or in parity with First Citizens series B preferred stock, or any securities convertible into or exchangeable for such junior or parity securities, will not be deemed to materially and adversely affect the powers, preferences, privileges or rights of First Citizens series B preferred stock; or

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consolidate with or merge into any other corporation, complete a binding share exchange or reclassification involving the First Citizens series B preferred stock or complete the sale, conveyance, exchange or transfer of all or substantially all of the assets or business of First Citizens unless, in any case, the shares of First Citizens series B preferred stock outstanding at the time of such consolidation or merger or sale either (i) remain outstanding or (ii) are converted into or exchanged for preference securities of the surviving entity or any entity controlling the surviving entity having such rights, preferences, privileges and powers (including voting powers), taken as a whole, as are not materially less favorable to the holders thereof than the rights, preferences, privileges and powers (including voting powers) of the First Citizens series B preferred stock, taken as a whole.
The foregoing provisions will not apply if, at or prior to the time when any such vote or consent would otherwise be required, all outstanding shares of First Citizens series B preferred stock have been redeemed or have been called for redemption upon proper notice, and sufficient funds have been set aside for such redemption.
Preemptive and Conversion Rights
The holders of the First Citizens series B preferred stock do not have any preemptive rights. The First Citizens series B preferred stock is not convertible into or exchangeable for property or shares of any other series or class of First Citizens’ capital stock.
Listing
The CIT series A preferred stock is not currently listed on any national securities exchange. The shares of First Citizens series B preferred stock that will be exchanged for shares of CIT series A preferred stock are not expected to be listed on any national securities exchange upon completion of the mergers.
Transfer Agent, Paying Agent and Registrar
Broadridge Corporate Issuer Solutions, Inc. will be the transfer agent, paying agent and registrar for the First Citizens series B preferred stock.
Calculation Agent
First Citizens will appoint a calculation agent for the First Citizens series B preferred stock prior to June 15, 2022. First Citizens may, in its sole discretion, remove the calculation agent in accordance with the agreement between First Citizens and the calculation agent; provided that, on or after June 15, 2022, First Citizens will appoint a successor calculation agent who will accept such appointment prior to the effectiveness of such removal.
First Citizens Series C Preferred Stock
The First Citizens series C preferred stock will, upon completion of the first step merger, represent a single series of First Citizens authorized preferred stock. First Citizens expects to issue eight million (8,000,000) shares of First Citizens series C preferred stock to holders of CIT series B preferred stock upon the successful consummation of the first step merger. Upon issuance of the First Citizens series C preferred stock at the effective time, the shares of the First Citizens series C preferred stock will be validly issued, fully paid and nonassessable.
First Citizens reserves the right to re-open the First Citizens series C preferred stock and issue additional shares of the First Citizens series C preferred stock either through public or private sales at any time and from time to time without notice to or the consent of holders of the First Citizens series C preferred stock, subject to the receipt of any required regulatory approval; provided that any such additional shares of First Citizens series C preferred stock are not treated as “disqualified preferred stock” within the meaning of Section 1059(f)(2) of the Code and such additional shares of First Citizens series C preferred stock are otherwise treated as fungible with the First Citizens series C preferred stock issued pursuant to the merger agreement for U.S. federal income tax purposes. The additional shares would form a single series with the First Citizens series C preferred stock issued pursuant to the merger agreement.
The First Citizens series C preferred stock will not be convertible into, or exchangeable for, shares of any other class or series of First Citizens stock or other securities and will not be subject to any sinking fund or other obligation to redeem or repurchase. The First Citizens series C preferred stock represents non-withdrawable capital, will not be an account of an insurable type, and will not be insured or guaranteed by the FDIC or any other governmental agency or instrumentality.

Ranking
The First Citizens series C preferred stock will rank, as to the payment of dividends and/or distribution of assets upon First Citizens’ liquidation, dissolution or winding-up:
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senior to the First Citizens common stock and any other class or series of shares of First Citizens capital stock First Citizens may issue in the future ranking junior to the First Citizens series C preferred stock as to payment of dividends and/or distribution of assets upon First Citizens’ liquidation, dissolution or winding-up;

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equally with First Citizens series A preferred stock and First Citizens series B preferred stock or any other series of preferred stock First Citizens may issue in the future ranking equal to the First Citizens series C preferred stock as to payment of dividends and/or distribution of assets upon First Citizens’ liquidation, dissolution or winding-up; and

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junior to any series of preferred stock First Citizens may issue in the future ranking senior to the First Citizens series C preferred stock as to payment of dividends and/or distribution of assets upon First Citizens’ liquidation, dissolution or winding-up, and to all of First Citizens’ existing and future debt obligations.

Dividends
Holders of the First Citizens series C preferred stock will be entitled to receive, when, as and if declared by the First Citizens board of directors or a duly authorized committee of the board out of funds legally available therefor, non-cumulative cash dividends based on the liquidation preference amount of $25 per share from and including the last dividend payment date in respect of the CIT series B preferred stock, at a rate equal to 5.625% per annum. Dividends on the First Citizens series C preferred stock will be payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year, beginning on the first such date following the last dividend payment date in respect of the CIT series B preferred stock, with respect to the quarterly dividend period (or portion thereof) ending on the day preceding such respective dividend payment date. Dividends will be payable to holders of record on the applicable record date, which shall be the fifteenth (15th) calendar day before the applicable dividend payment date, or such other record date, not less than fifteen (15) calendar days nor more than thirty (30) calendar days before the applicable dividend payment date, as such record date shall be fixed by the First Citizens board of directors or a duly authorized committee thereof.
A dividend period for the First Citizens series C preferred stock is the period from and including a dividend payment date to but excluding the next dividend payment date, except that the initial dividend period of the First Citizens series C preferred stock will commence on and include the last dividend payment date in respect of the CIT series B preferred stock. The dividend payable per share of First Citizens series C preferred stock shall be computed on the basis of a 360-day year consisting of twelve 30-day months. Dollar amounts resulting from that calculation will be rounded to the nearest cent, with one-half cent being rounded upwards. If a dividend payment date is not a business day, the appropriate dividend will be paid on the first business day following that day without adjustment. A “business day” means any day, other than a Saturday or a Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York.
Dividends on the First Citizens series C preferred stock will not be cumulative. If dividends are not declared on the First Citizens series C preferred stock for payment on any dividend payment date, those dividends shall cease to accrue, shall not be payable on the applicable dividend payment date or be cumulative, and First Citizens will have no obligation to pay (and no holder of First Citizens series C preferred stock shall have a right to receive) a dividend for that dividend period on the applicable dividend payment date or at any time in the future, whether or not the First Citizens board of directors or a duly authorized committee of the board declares a dividend on the First Citizens series C preferred stock or any other series of First Citizens preferred stock or First Citizens common stock for any future dividend period.
Dividends on the First Citizens series C preferred stock will not be declared, paid or set aside for payment to the extent such act would cause First Citizens to fail to comply with applicable laws and regulations, including applicable capital adequacy guidelines.

Dividends on any shares of First Citizens series C preferred stock called for redemption will cease to accrue on the redemption date for such shares or upon such earlier date as is specified below under “—Redemption—Procedures.”
During any dividend period, so long as any share of First Citizens series C preferred stock remains outstanding and except as otherwise provided in the next succeeding paragraph, (i) no dividend may be paid, declared or set apart for any payment on and no distribution shall be made on any dividend junior stock (as defined below) (other than (a) a dividend payable solely in stock that ranks junior to the First Citizens series C preferred stock or (b) a dividend payable in connection with the implementation of a shareholders’ rights plan, or the issuance of rights, stock or other property under such plan, or the redemption or repurchase of any rights under such plan) and (ii) no shares of dividend junior stock or dividend parity stock (as defined below) shall be purchased, redeemed or otherwise acquired for consideration by First Citizens, directly or indirectly, unless full dividends on all outstanding shares of the First Citizens series C preferred stock for the most recently completed quarterly dividend period have been declared and paid in full (or have been declared and a sum sufficient for the payment thereof has been set apart for such payment) and any prior redemption requirements with respect to shares of the First Citizens series C preferred stock have been complied with. As used in this section, “dividend junior stock” refers to the First Citizens common stock and any other class or series of First Citizens’ capital stock over which the First Citizens series C preferred stock has preference or priority in the payment of current dividends. As used in this section, “dividend parity stock” means any other class or series of First Citizens’ capital stock that ranks on parity with the First Citizens series C preferred stock in the payment of current dividends.
The limitations on dividends and other distributions described in the paragraph above shall not apply to:
•	redemptions, purchases or other acquisitions of shares of dividend junior stock in connection with the administration of any employee benefit plan in the ordinary course of business;
•	any dividends or distributions of rights or dividend junior stock in connection with a stockholders’ rights plan or any redemption or repurchase of rights pursuant to any stockholders’ rights plan;
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the acquisition by First Citizens or any of its subsidiaries of record ownership in dividend junior stock or dividend parity stock for the beneficial ownership of any other persons (other than for the beneficial ownership by First Citizens or any of its subsidiaries), including as trustees or custodians; and

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the exchange or conversion of (i) dividend junior stock for or into other dividend junior stock or (ii) dividend parity stock for or into other dividend parity stock (with the same or lesser aggregate liquidation preference) or dividend junior stock, and, in each case, the payment of cash solely in lieu of fractional shares.

When dividends are not paid in full upon the shares of First Citizens series C preferred stock and any dividend parity stock, all dividends declared upon shares of First Citizens series C preferred stock and all dividend parity stock shall be shared on a pro rata basis in proportion to the respective amounts of undeclared and unpaid dividends between the holders of First Citizens series C preferred stock and any dividend parity stock.
To the extent a dividend period with respect to any dividend parity stock coincides with more than one dividend period with respect to the First Citizens series C preferred stock, for purposes of the preceding three paragraphs the board of directors shall treat such dividend period as two or more consecutive dividend periods, none of which coincides with more than one dividend period with respect to the First Citizens series C preferred stock or in any other manner that it deems to be fair and equitable.
Subject to the restrictions described above, and not otherwise, dividends (payable in cash, stock, or otherwise), as may be determined by First Citizens board of directors or a duly authorized committee of the board, may be declared and paid on the First Citizens common stock and any dividend parity stock or dividend junior stock from time to time out of any assets legally available for such payment in amounts permitted by applicable regulatory authorities, and the holders of the First Citizens series C preferred stock will not be entitled to participate any such dividends.
Redemption
The First Citizens series C preferred stock will not be subject to any mandatory redemption, sinking fund or other similar provisions. The holders of First Citizens series C preferred stock will not have the right to require the redemption or repurchase of the First Citizens series C preferred stock.

Optional Redemption
First Citizens may redeem shares of First Citizens series C preferred stock at its option on any dividend payment date on or after the fifth anniversary of the completion of the mergers, in whole or in part, from time to time, at a redemption price equal to $25 per share, plus any declared and unpaid dividends, without accumulation of unpaid dividends. Redemption of the First Citizens series C preferred stock is subject to First Citizens’ receipt of any required prior approvals from the Federal Reserve Board and to the satisfaction of any conditions set forth in the capital or other guidelines or regulations of the Federal Reserve Board applicable to the redemption of the First Citizens series C preferred stock.
Redemption Following a Regulatory Capital Treatment Event
First Citizens may redeem shares of the First Citizens series C preferred stock at its option at any time within ninety (90) days following a regulatory capital treatment event (as defined below), in whole but not in part, at a price equal to $25 per share, plus any declared and unpaid dividends, without accumulation of any undeclared dividends. Redemption of the First Citizens series C preferred stock is subject to First Citizens’ receipt of any required prior approvals from the Federal Reserve Board and to the satisfaction of any conditions set forth in the capital or other guidelines or regulations of the Federal Reserve Board applicable to the redemption of the First Citizens series C preferred stock.
A “regulatory capital treatment event” means, with respect to the First Citizens series C preferred stock, a good faith determination by the First Citizens board or a duly authorized committee thereof, that, as a result of (i) any amendment to, or change in, the laws, rules or regulations of the United States or any political subdivision of the United States, or any agency or instrumentality thereof that is enacted or becomes effective after the initial issuance of any share of First Citizens series C preferred stock, (ii) any proposed change in those laws, rules or regulations that is announced or becomes effective after the initial issuance of any share of First Citizens series C preferred stock; or (iii) any official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws, rules or regulations or policies with respect thereto that is announced after the initial issuance of any share of First Citizens series C preferred stock, there is more than an insubstantial risk that First Citizens will not be entitled to treat the full liquidation value amount of $25 per share of the First Citizens series C preferred stock then outstanding as “Tier 1 capital” (or its equivalent) for purposes of the capital adequacy guidelines of the Federal Reserve Board (or, as and if applicable, the capital adequacy guidelines or regulations of any successor “appropriate federal banking agency” within the meaning of Section 3(q) of the Bank Merger Act or any successor provision).
Procedures
If First Citizens redeems shares of the First Citizens series C preferred stock, First Citizens will provide notice by first class mail (or, if the First Citizens series C preferred stock is issued or held in book-entry form through DTC or another facility, in accordance with the procedures of such facility) to the holders of record of the shares of First Citizens series C preferred stock to be redeemed. Such notice will be provided not less than thirty (30) days and not more than sixty (60) days prior to the date fixed for the redemption. Each notice of redemption will include a statement setting forth:
•	the redemption date;
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the number of shares of the First Citizens series C preferred stock to be redeemed and, if less than all the shares held by the holder are to be redeemed, the number of shares of the First Citizens series C preferred stock to be redeemed from the holder;

•	the redemption price, which will be equal to $1,000 per share, plus any declared and unpaid dividends, without accumulation of any undeclared dividends; and
•	that dividends on the shares to be redeemed shall cease to accrue on the redemption date.
In case of any redemption of only part of the shares of First Citizens series C preferred stock at the time outstanding, the shares to be redeemed shall be selected either pro rata, by lot or in such other manner as First Citizens’ board of directors or a duly authorized committee of the board may determine to be equitable and permitted by DTC and the rules of any national securities exchange on which the First Citizens series C preferred stock is listed.

If notice of redemption has been duly given and First Citizens has set aside all funds necessary for the redemption, then, on and after the redemption date, dividends shall cease to accrue on all shares so called for redemption, all such shares called for redemption shall no longer be deemed outstanding and all rights with respect to such shares shall cease and terminate on such redemption date, except the right of the holders thereof to receive the amount payable on such redemption from the funds set aside, without interest.
Liquidation Rights
In the event First Citizens liquidates, dissolves or winds-up its business and affairs, either voluntarily or involuntarily, holders of the First Citizens series C preferred stock will be entitled to receive, after satisfaction of liabilities or obligations to creditors, if any, and subject to the rights of any securities ranking senior to or on parity with First Citizens series C preferred stock, before First Citizens makes any distribution or payment out of First Citizens’ assets to the holders of First Citizens common stock or any other class or series of shares ranking junior to the First Citizens series C preferred stock, liquidating distributions of $25 per share, plus any declared and unpaid dividends prior to the payment of the liquidating distribution, without accumulation of any dividends that have not been declared prior to the payment of the liquidating distribution. After the holders of the First Citizens series C preferred stock and any stock having the same rank as the First Citizens series C preferred stock are paid in full, they will have no right or claim to any of First Citizens’ remaining assets.
In any such liquidating distribution, if the assets of First Citizens are not sufficient to pay the liquidation preferences in full to all holders of First Citizens series C preferred stock and all holders of parity securities, the amounts paid to the holders of First Citizens series C preferred stock and all holders of parity securities will be paid pro rata in accordance with the respective aggregate liquidating preferences owed to these holders.
Neither the sale, conveyance, exchange or transfer of all or substantially all of the assets or business of First Citizens for cash, securities or other property, nor the mergers or consolidation of First Citizens with any other entity, including a merger or consolidation in which the holders of First Citizens series C preferred stock receive cash, securities or property for their shares, shall constitute a liquidation, dissolution or winding-up of First Citizens.
Voting Rights
The First Citizens series C preferred stock will have no voting power, and no right to vote on any matter at any time, and shall neither be entitled to call nor participate in a meeting of First Citizens’ stockholders, except as provided below or as otherwise specifically required by Delaware law. On any matter in which holders of First Citizens series C preferred stock are entitled to vote, including when acting by written consent, each holder of First Citizens series C preferred stock will have one vote per share, except as to votes upon a nonpayment event (as defined below) in which case the First Citizens series C preferred stock will have voting rights in proportion to its liquidation preference.
Right to Elect Two Directors upon a Nonpayment Event
Whenever dividends payable on the shares of First Citizens series C preferred stock (whether or not declared) have not been paid in an aggregate amount equal to full dividends for eighteen or more months, whether or not consecutive (a “nonpayment event”), the authorized number of First Citizens’ directors will automatically be increased by two. The holders of the First Citizens series C preferred stock will have the right, together with holders of any other series of preferred stock on which similar voting rights have been conferred and are exercisable with respect to the matter (i.e., on which dividends likewise have not been paid) (“voting parity stock”), voting together as a class in proportion to their respective liquidation preferences, to elect two directors (the “preferred stock directors”) to fill such newly created directorships, provided that the election of any such preferred directors shall not cause First Citizens to violate the corporate governance requirements of Nasdaq (or any other exchange on which First Citizens’ securities may be listed) that listed companies must have a majority of independent directors. First Citizens’ board of directors shall at no time include more than two such preferred stock directors.
In the event that the holders of First Citizens series C preferred stock and any voting parity stock shall be entitled to vote for the election of preferred stock directors following a nonpayment event, such directors shall be initially elected at a special meeting called at the request any holder of shares of First Citizens series C preferred stock or any series of voting parity stock then outstanding (unless the request for a special meeting is received less than ninety (90) days before the date fixed for First Citizens’ next annual or special meeting of First Citizens stockholders, in which event such election shall be held only at such next annual or special meeting of stockholders), and subsequently at each annual meeting of First Citizens stockholders, until such right is terminated as described below.
Any preferred stock director may be removed at any time without cause by a majority of holders of shares of First Citizens series C preferred stock and voting parity stock, representing at least a majority of the combined liquidation preference of the First Citizens series C preferred stock and each series of voting parity stock then outstanding, when they have the voting rights described above (voting together as a single class in proportion to their respective liquidation preferences). If any vacancy occurs among the preferred stock directors, a successor will be chosen by the then-remaining preferred stock director or, if no preferred stock director remains in office, by a majority vote of the holders of the outstanding shares of First Citizens series C preferred stock and voting parity stock, when they have the voting rights described above (voting together as a single class in proportion to their respective liquidation preferences). In no event may a vacancy of preferred stock directors be filled in a manner causing First Citizens to violate the corporate governance requirements of Nasdaq (or any other exchange on which First Citizens’ securities may be listed) that listed companies must have a majority of independent directors. The preferred stock directors will be entitled to one vote per director on any matter that shall come before First Citizens’ board of directors for a vote.
When dividends have been paid in full on the First Citizens series C preferred stock for at least twelve consecutive months after the nonpayment event, then the right of the holders of First Citizens series C preferred stock to elect preferred stock directors shall terminate (but will revest upon the occurrence of any future nonpayment event), and, if and when any rights of the holders of First Citizens series C preferred stock and voting parity stock to elect preferred stock directors have terminated, the terms of office of all preferred stock directors will immediately terminate; the number of directors constituting First Citizens’ board of directors will automatically be reduced accordingly.
Under regulations and interpretations adopted by the Federal Reserve Board and its staff, if the holders of any series of preferred stock are or become entitled to vote for the election of directors, such series will be deemed a class of voting securities, and a company holding twenty-five percent (25%) or more of the series, or a lesser percentage if it otherwise exercises a “controlling influence” over First Citizens, will be subject to regulation as a bank holding company under the BHC Act. In addition, at the time the series is deemed a class of voting securities, any other bank holding company will be required to obtain the prior approval of the Federal Reserve Board under the BHC Act to acquire or retain more than five percent (5%) of that series. Any other person (other than a bank holding company), either individually or acting through or in concert with others, will be required to obtain the non-objection of the Federal Reserve Board under the Change in Bank Control Act of 1978, as amended, to acquire or retain ten percent (10%) or more of that series.
Other Voting Rights
So long as any shares of First Citizens series C preferred stock are outstanding, the vote or consent of the holders of at least two-thirds of all the shares of First Citizens series C preferred stock outstanding, voting separately as a class, shall be required to:
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authorize, create or issue, or increase the authorized amount of, shares of any class or series of stock ranking senior to the First Citizens series C preferred stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up of First Citizens, or issue any obligation or security convertible into or exchangeable for or evidencing the right to purchase, any such class or series of First Citizens’ capital stock;

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amend, alter or repeal the provisions of First Citizens’ charter, whether by merger, consolidation or otherwise, so as to materially and adversely affect the powers, preferences, privileges or rights of First Citizens series C preferred stock, taken as a whole; provided, however, that any amendment to authorize, create or issue, or increase the authorized amount of, any securities junior to or in parity with First Citizens series C preferred stock, or any securities convertible into or exchangeable for such junior or parity securities, will not be deemed to materially and adversely affect the powers, preferences, privileges or rights of First Citizens series C preferred stock; or

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consolidate with or merge into any other corporation, complete a binding share exchange or reclassification involving the First Citizens series C preferred stock or complete the sale, conveyance, exchange or transfer of all or substantially all of the assets or business of First Citizens unless, in any case, the shares of First Citizens series C preferred stock outstanding at the time of such consolidation or merger or sale either (i) remain outstanding or (ii) are converted into or exchanged for preference securities of the surviving entity or any entity controlling the surviving entity having such rights, preferences, privileges and powers (including voting powers), taken as a whole, as are not materially less favorable to the holders thereof than the rights, preferences, privileges and powers (including voting powers) of the First Citizens series C preferred stock, taken as a whole.

The foregoing provisions will not apply if, at or prior to the time when any such vote or consent would otherwise be required, all outstanding shares of First Citizens series C preferred stock have been redeemed or have been called for redemption upon proper notice, and sufficient funds have been set aside for such redemption.
Preemptive and Conversion Rights
The holders of the First Citizens series C preferred stock do not have any preemptive rights. The First Citizens series C preferred stock is not convertible into or exchangeable for property or shares of any other series or class of First Citizens’ capital stock.
Listing
The CIT series B preferred stock is currently listed on the NYSE under the symbol “CITPRB”. The shares of First Citizens series C preferred stock are expected to be listed on Nasdaq upon completion of the mergers.
Transfer Agent, Paying Agent and Registrar
Broadridge Corporate Issuer Solutions, Inc. will be the transfer agent, paying agent and registrar for the First Citizens series C preferred stock.

COMPARISON OF STOCKHOLDERS RIGHTS
If the mergers are completed, holders of CIT common stock will receive shares of First Citizens common stock in the mergers and holders of CIT series A preferred stock and CIT series B preferred stock will receive shares of First Citizens series B preferred stock and First Citizens series C preferred stock, respectively, and in each case, they will cease to be stockholders of CIT. Both First Citizens and CIT are organized under the laws of the State of Delaware. The following is a summary of the material differences between (1) the current rights of CIT stockholders under the CIT certificate, CIT bylaws, CIT series A preferred stock certificate of designation and CIT series B preferred stock certificate of designation and (2) the current rights of First Citizens stockholders under the First Citizens certificate of incorporation, First Citizens bylaws and First Citizens series A preferred stock certificate of designation.
The First Citizens series B preferred stock and First Citizens series C preferred stock will have such rights, preferences, privileges and voting powers, and limitations and restrictions, taken as a whole, that are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers, and limitations and restrictions, taken as a whole, of the CIT series A preferred stock and CIT series B preferred stock, respectively (taking into account (i) that CIT will not be the surviving entity in the mergers and (ii) any adjustment to the existing right of optional redemption associated with each series of CIT preferred stock by First Citizens that is reasonably necessary to obtain Tier 1 Capital treatment from the Board of Governors of the Federal Reserve System for such preferred stock). For more information, see the sections entitled “Treatment of CIT Preferred Stock” and “Description of New First Citizens Preferred Stock” beginning on pages 129 and 152, respectively.
First Citizens and CIT believe that this summary describes the material differences between the rights of holders of First Citizens common stock as of the date of this joint proxy statement/prospectus and the rights of holders of CIT common stock as of the date of this joint proxy statement/prospectus; however, it does not purport to be a complete description of those differences. The summary is qualified in its entirety by reference to First Citizens’ and CIT’s governing documents, which we urge you to read carefully and in their entirety. Copies of First Citizens’ and CIT’s governing documents have been filed with the SEC. To find out where copies of these documents can be obtained, see the section entitled “Where You Can Find More Information” beginning on page 183.
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Authorized and Outstanding Capital Stock:
First Citizens’ certificate of incorporation currently authorizes First Citizens to issue up to 16,000,000 shares of Class A common stock, par value $1.00 per share, 2,000,000 shares of Class B common stock, par value $1.00 per share and 10,000,000 shares of preferred stock, par value $0.01 per share. As of December 18, 2020, the last date before the date of this joint proxy statement/prospectus for which it was practicable to obtain this information, there were 8,811,220 shares of First Citizens Class A common stock outstanding, 1,005,185 shares of First Citizens Class B common stock outstanding and 345,000 shares of First Citizens series A preferred stock outstanding.

The CIT certificate currently authorizes CIT to issue up to 600,000,000 shares of common stock, par value $0.01 per share and 100,000,000 shares of preferred stock, par value $0.01 per share. As of December 18, 2020, the last date before the date of this joint proxy statement/prospectus for which it was practicable to obtain this information, there were 98,537,761 shares of CIT common stock outstanding, 325,000 shares of CIT series A preferred stock outstanding and 8,000,000 shares of CIT series B preferred stock outstanding.

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Preferred Stock:
The First Citizens board is authorized to provide for the issuance of preferred stock in one or more classes or series and to fix the rights, designations, and preferences related thereto, including, without limitation, the authority to provide that any such class or series may be: (i) subject to redemption at such time or times, on such conditions and at such price or prices, (ii) entitled to receive dividends (which may be cumulative or non-cumulative) at such rates, on such conditions, and at such times, and payable in preference to, or in such relation to, the dividends payable on any other class or classes or any other series of capital stock of First Citizens, (iii) entitled to such rights upon the dissolution of, or upon any distribution of the assets of, First Citizens, or (iv) convertible into, or exchangeable for, shares of the same or any other class or classes of stock, or of the same or any other series of stock, of First Citizens at such price or prices or at such rates of exchange and with such adjustments; all as may be stated in such resolution or resolutions adopted by the board.

As of December 18, 2020, the last date before the date of this joint proxy statement/prospectus for which it was practicable to obtain this information, 345,000 shares of First Citizens series A preferred stock were outstanding. Upon completion of the mergers, First Citizens’ issued and outstanding preferred stock will also include shares of First Citizens series B preferred stock and First Citizens series C preferred stock issued in respect of CIT series A preferred stock and CIT series B preferred stock, respectively.

The CIT board is authorized to provide for the issuance of preferred stock in one or more classes or series and to fix the rights, designations, and preferences related thereto, including, without limitation, the authority to provide that any such class or series may be: (i) subject to redemption at such time or times and at such price or prices, (ii) entitled to receive dividends (which may be cumulative or non-cumulative) at such rates, on such conditions, and at such times, and payable in preference to, or in such relation to, the dividends payable on any other class or classes or any other series of capital stock of CIT, (iii) entitled to such rights upon the dissolution of, or upon any distribution of the assets of, CIT, or (iv) convertible into, or exchangeable for, shares of any other class or classes of stock, or of any other series of the same or any other class or classes of stock, or other securities or property, of CIT at such price or prices or at such rates of exchange and with such adjustments; all as may be stated in such resolution or resolutions adopted by the board.

As of December 18, 2020, the last date before the date of this joint proxy statement/prospectus for which it was practicable to obtain this information, 325,000 shares of CIT series A preferred stock and 8,000,000 shares of CIT series B preferred stock were outstanding. Upon completion of the first step merger, each share of CIT series A preferred stock and CIT series B preferred stock issued and outstanding immediately prior to the effective time will be converted into the right to receive one (1) share of newly created First Citizens series B preferred stock and one (1) share of newly created First Citizens series C preferred stock, respectively,

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having such rights, preferences, privileges and voting powers, and limitations and restrictions, taken as a whole, that are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers, and limitations and restrictions, taken as a whole, of the applicable series of outstanding CIT preferred stock (taking into account (i) that CIT will not be the surviving entity in the mergers and (ii) any adjustment to the existing right of optional redemption associated with each series of CIT preferred stock by First Citizens that is reasonably necessary to obtain Tier 1 Capital treatment from the Board of Governors of the Federal Reserve System for such preferred stock).

Voting Rights:
Holders of First Citizens Class A common stock are entitled to one (1) vote for each share on all matters with respect to which the holders of First Citizens common stock are entitled to vote and holders of First Citizens Class B common stock are entitled to sixteen (16) votes for each share on all matters with respect to which the holders of First Citizens common stock are entitled to vote. First Citizens stockholders do not have the right to cumulate their votes with respect to the election of directors.

Holders of CIT common stock are entitled to one (1) vote for each share on all matters with respect to which the holders of CIT common stock are entitled to vote. Holders of CIT series A preferred stock and holders of CIT series B preferred stock are entitled to one (1) vote for each share of stock on a limited number of matters set forth in the CIT series A preferred stock certificate of designation and CIT series B preferred stock certificate of designation, respectively, or as otherwise required by Delaware law. CIT stockholders do not have the right to cumulate their votes with respect to the election of directors.

Size of Board of Directors:
First Citizens’ bylaws currently provide that First Citizens’ board of directors will consist of not less than five (5) nor more than thirty (30) directors, with the exact number within the range to be determined by the First Citizens board of directors. First Citizens’ board of directors currently has eleven (11) directors.

The CIT bylaws currently provide that CIT’s board of directors will consist of not less than three (3) nor more than fifteen (15) directors, with the exact number within the range to be determined by the affirmative vote of a majority of CIT’s board of directors. CIT’s board of directors currently has twelve (12) directors.

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Following the completion of the mergers, the certificates of designations for the First Citizens series B preferred stock and First Citizens series C preferred stock will provide that the size of the First Citizens board of directors will automatically increase by two (2) additional directors (the “First Citizens preferred stock directors”) if dividends payable on the First Citizens series B preferred stock and First Citizens series C preferred stock have not been paid pursuant to the terms of the First Citizens series B preferred stock and First Citizens series C preferred stock certificate of designations in an aggregate amount equal to full dividends for six (6) or more quarterly dividend periods, whether or not consecutive. The First Citizens series B preferred stock and First Citizens series C certificates of designations will further provide that the right of holders of First Citizens series B preferred stock and First Citizens series C preferred stock to elect the First Citizens preferred stock directors will terminate once dividends have been paid in full for at least four consecutive quarterly dividend periods, and the size of the First Citizens board of directors will be reduced accordingly.

The CIT series A preferred stock certificate of designation and the CIT series B preferred stock certificate of designation provide that the size of the CIT board of directors will automatically increase by two (2) additional directors (the “CIT preferred stock directors”) if dividends payable on the CIT series A preferred stock or on the CIT series B preferred stock have not been paid pursuant to the terms of the CIT series A preferred stock certificate of designation or the CIT series B preferred stock certificate of designation, as applicable, in an aggregate amount equal to dividends for eighteen (18) months, whether or not consecutive. The CIT series A preferred stock certificate of designation and the CIT series B preferred stock certificate of designation further provide that the right of holders of CIT series A preferred stock and CIT series B preferred stock to elect the CIT preferred stock directors will terminate once dividends have been paid in full for at least twelve (12) months to the holders of CIT series A preferred stock or CIT series B preferred stock, as applicable, and the size of the CIT board of directors will be reduced accordingly.

Classes of Directors	First Citizens’ charter does not separate the directors into classes with staggered, multi-year terms of office. Instead, directors are elected to one (1)-year terms.	The CIT certificate does not separate the directors into classes with staggered, multi-year terms of office. Instead, directors are elected to one (1)-year terms.

Election of Directors:
First Citizens stockholders do not have the right to cumulate their votes with respect to the election of directors. The persons who receive the highest number of votes cast at the First Citizens annual meeting of stockholders by holders of the First Citizens

CIT stockholders do not have the right to cumulate their votes with respect to the election of directors. Any nominee who receives a greater number of votes cast “for” than votes cast “against” such person’s election will be elected to the CIT board of directors.

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Class A common stock and the First Citizens Class B common stock, voting together, will be deemed to be elected.

Vacancies on the Board of Directors:
First Citizens’ bylaws provide that vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority vote of the First Citizens directors then in office, though less than a quorum, or by a sole remaining director, and such directors hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced. If there are no directors in office, then an election of directors may be held in the manner provided by statute. If, at the time of filling any vacancy or any newly created directorship, the directors then in office constitute less than a majority of the whole board of directors (as constituted immediately prior to any such increase), the Delaware Court of Chancery may, upon application of any stockholder or stockholders owning at least ten percent of the total number of the shares at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office.

Following the completion of the mergers, with respect to the First Citizens preferred stock directors, if any, the First Citizens series B preferred stock and First Citizens series C preferred stock certificates of designations will provide that in the case any vacancy occurs among the First Citizens preferred stock directors, a successor director will be elected by the then remaining First Citizens preferred

The CIT bylaws provide that vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by the affirmative vote of a majority of the remaining CIT directors, though less than a quorum, or by the sole remaining director, as the case may be, and such directors shall hold office until the next annual meeting of stockholders and until their successors are duly elected and qualified, subject to their prior death, resignation, retirement, disqualification or removal from office.

With respect to the CIT preferred stock directors, if any, the CIT series A preferred stock certificate of designation and the CIT series B preferred stock certificate of designation provide that in case any vacancy occurs among the CIT preferred stock directors for any reason other than removal, the remaining CIT preferred stock director may choose, by means of written consent, a successor who will hold office for the unexpired term in respect of which such vacancy occurred, or if none remains in office, by a vote of the holders of a majority of the outstanding shares of CIT series A preferred stock or CIT series B preferred stock, as applicable, (and any other series of preferred stock of CIT upon which similar voting rights have been conferred, voting together as a class based on respective liquidation preferences).

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stock director or, if no First Citizens preferred stock director remains in office, by a plurality of the votes cast by the holders of the First Citizens series B preferred stock and First Citizens series C preferred stock (and any other series or class of preferred stock of First Citizens upon which similar voting rights have been conferred).

Removal of Directors:
Under First Citizens’ bylaws, any First Citizens director may be removed from office, with or without cause, if a majority of the total votes entitled to be cast by holders of First Citizens stock at an election of directors are cast in favor of the director’s removal. Following the completion of the mergers, with respect to the First Citizens preferred stock directors, if any, the statement of designations for the First Citizens series B preferred and First Citizens series C preferred stock will provide that any First Citizens preferred stock director may be removed at any time without cause by the holders of First Citizens series B preferred stock and First Citizens series A preferred stock (and any other series or class of preferred stock of First Citizens upon which similar voting rights have been conferred) representing at least a majority of the combined liquidation preference of the preferred stock then outstanding. For certain additional bylaw provisions that will govern the board of directors of the combined company following the mergers, see the section entitled “The Mergers—Governance of the Combined Company After the Mergers” beginning on page 125.

Under the CIT bylaws, any CIT director may be removed from office, with or without cause, by the holders of a simple majority of the voting power of the outstanding shares of CIT voting stock, voting together as one class. Any CIT preferred stock director may be removed at any time, with or without cause, by a majority of the outstanding shares of CIT series A preferred stock or CIT series B preferred stock, as applicable (and any other series of preferred stock of CIT upon which similar voting rights have been conferred, voting together as a class based on respective liquidation preferences).

Amendments to Organizational Documents:	The DGCL provides that the First Citizens charter generally may be amended if the First Citizens board of directors adopts a resolution setting forth the proposed	The DGCL provides that the CIT certificate generally may be amended if the CIT board of directors adopts a resolution setting forth the proposed amendment and

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amendment and either calling a special meeting of stockholders for the consideration of the amendment or directing that the amendment be considered at the next annual meeting of stockholders, and if (i) a majority of the total votes entitled to be cast by holders of outstanding First Citizens shares entitled to vote thereon, and (ii) a majority of the total votes entitled to be cast by holders of outstanding shares of each class, if any, entitled to vote thereon as a class, in each case are cast in favor of the amendment. The holders of the outstanding shares of a class shall be entitled to vote as a class upon a proposed amendment, whether or not entitled to vote thereon by the First Citizens charter, if the amendment would increase or decrease the aggregate number of authorized shares or par value of such class, or alter or change the powers, preferences, or special rights of the shares of such class so as to affect them adversely. However, under the First Citizens charter, an amendment to increase or decrease the number of authorized shares of the First Citizens preferred stock may be approved by the affirmative vote of the holders of a majority in voting power of First Citizens stock entitled to vote thereon without the vote of the holders of any of the First Citizens preferred stock voting separately as a class. The First Citizens charter provides that the First Citizens board of directors shall have the power to make, adopt, alter, amend and repeal bylaws from time to time, subject to the rights of the First Citizens stockholders entitled to vote with respect thereto to alter or repeal bylaws made by the board of directors. First Citizens’ bylaws provide that the bylaws may be altered, amended or repealed and new bylaws may be adopted at any regular meeting of either calling a special meeting of stockholders for the consideration of the amendment or directing that the amendment be considered at the next annual meeting of stockholders, and if (i) a majority of the total votes entitled to be cast by holders of outstanding CIT shares entitled to vote thereon, and (ii) a majority of the total votes entitled to be cast by holders of outstanding shares of each class, if any, entitled to vote thereon as a class, in each case are cast in favor of the amendment. The holders of the outstanding shares of a class shall be entitled to vote as a class upon a proposed amendment, whether or not entitled to vote thereon by the CIT charter, if the amendment would increase or decrease the aggregate number of authorized shares or par value of such class, or alter or change the powers, preferences, or special rights of the shares of such class so as to affect them adversely. In addition to the requirements under the DGCL, the CIT certificate provides that any amendment or repeal of the articles regarding the personal liability of directors and indemnification of directors and officers shall not adversely affect any right or protection existing thereunder. The CIT certificate further provides that the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of the then-outstanding CIT voting stock, voting together as one class, is required to amend, repeal or adopt any provision inconsistent with the provisions of the CIT certificate regarding (i) the authority of the CIT board of director to adopt, amend or repeal the CIT bylaws, (ii) size, election, and removal of, and vacancies on, the board of directors, (iii) stockholder action, (iv) advance notice, and (v) this voting standard.

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the First Citizens board of directors or the First Citizens stockholders, or at any special meeting of the First Citizens board of directors or First Citizens stockholders if notice of such alteration, amendment, repeal or adoption is contained in the notice of said special meeting.

Amendment of the bylaws by the directors at a meeting at which a quorum is present would require the vote of a majority of directors present. Approval of an amendment of the bylaws by stockholders would require that a majority of the total votes entitled to be cast by holders of First Citizens shares represented at the meeting, in person or by proxy, and entitled to be voted thereon, be cast in favor of the bylaw amendment.

Amendment of the bylaws requires (i) the affirmative vote of a majority of the entire CIT board of directors (without a vote of the CIT stockholders) at any meeting of the CIT board of directors, provided that any alteration, amendment or repeal of bylaws in conflict with the bylaw provisions regarding removal of directors or amendment of the CIT bylaws must be adopted by a sixty-six and two-thirds percent (66 2/3%) vote of the entire CIT board of directors, or (ii) the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of the outstanding shares of CIT voting stock, voting together as a single class.

Stockholder Action by Written Consent:
Consistent with Section 228 of the DGCL, the First Citizens bylaws provide that First Citizens’ stockholders may act without a stockholder meeting by written consent, without prior notice and without a vote. Such consent must set forth the action so taken and be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent must be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for notice of such meeting had been the date that written consents signed by a sufficient number of holders to

The CIT certificate provides that any action required or permitted to be taken by the CIT stockholders must be effected at a duly called annual or special meeting of the CIT stockholders and may not be affected by any consent in writing in lieu of such meeting.

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take the action were delivered to First Citizens.

Special Meetings of Stockholders:
First Citizens’ bylaws provide that special meetings of the First Citizens stockholders may be called at any time by the board of directors, the chairman of the board, the chief executive officer, the president, or the secretary, and must be called by any of them at the request in writing of a majority of the board of directors.

Special meetings of the CIT stockholders may be called at any time by the chair of the CIT board of directors, the secretary of CIT at the request in writing of stockholders holding at least twenty-five percent (25%) of the voting power of the issued and outstanding CIT common stock entitled to vote generally for the election of directors or the CIT board of directors.

Record Date
Under the First Citizens bylaws, the First Citizens board of directors may fix a record date, which record date may not be more than sixty (60) or less than ten (10) days before the date of the annual or special meeting, unless otherwise required by applicable law.

Under the CIT bylaws, the CIT board of directors may fix a record date, which record date may not be (i) more than sixty (60) or less than ten (10) days before the date of the annual or special meeting, (ii) more than ten (10) days after the date on which the CIT board of directors, by resolution, fixes a record date for any consent in writing, and (iii) more than sixty (60) days prior to any other action.

Quorum
Under First Citizens’ bylaws, the presence at a meeting of stockholders, in person or by proxy, of the holders of shares representing a majority of the total votes entitled to be cast by holders of outstanding First Citizens shares that may be voted at the meeting will constitute a quorum for the transaction of business, except as otherwise provided by the DGCL.

Under the CIT bylaws, the presence at a meeting of stockholders, in person or by proxy, of the holders of a majority of the voting power of the outstanding CIT shares entitled to vote generally in the election of directors, will constitute a quorum at a meeting of stockholders, except that when specified business is to be voted on by a class or series voting as a class, the holders of a majority of the voting power of the shares of such class or series will constitute a quorum for the transaction of business.

Notice of Stockholder Actions/Meetings:	First Citizens’ bylaws provide that written notice stating the time and place of any meeting of stockholders and, in case of a special meeting, the purpose or purposes for which the meeting is	The CIT bylaws provide that written notice stating the place, day and hour of the meeting of stockholders and, in the case of a special meeting, the purpose or purposes for which the meeting is

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called, must be delivered not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at the meeting as of the record date for determining the stockholders entitled to notice of the meeting.

called, must be prepared and delivered by CIT not less than ten (10) days nor more than sixty (60) days before the date of the meeting, either personally, or by mail, or to the extent and in the manner permitted by applicable law.

Advance Notice Requirements for Stockholder Nominations and Other Proposals:
The First Citizens bylaws provide that a notice of a stockholder to make a nomination of a person for election as a director or to bring a proposal relating to other matters before a meeting shall be made in writing and received by the Secretary of First Citizens in the event of an annual meeting of the stockholders, not more than one-hundred twenty (120) days and not less than forty five (45) days in advance of the first anniversary date of the date that proxy statements were first mailed to stockholders in conjunction with the preceding year’s annual meeting; provided that, in the event that the annual meeting is called on a date that is not within thirty (30) days before or seventy (70) days after such anniversary date of the preceding year’s annual meeting, notice by the stockholder must be delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by the corporation.

In the event of a special meeting of the stockholders, such notice shall be received by the Secretary of First Citizens not earlier than the close of business on the one hundred twentieth (120th) day nor later than the close of business on the ninetieth (90th) day prior to such special meeting or the 10th day following the day on which public

The CIT bylaws provide that a notice of a stockholder to make a nomination of a person for election as a director or to bring a proposal relating to other matters before CIT’s annual meeting of stockholders must be delivered to or be mailed and received at CIT’s principal executive offices not more than one hundred and twenty (120) days and not less than ninety (90) days prior to the anniversary date of the immediately preceding annual meeting; provided that, in the event that the annual meeting is called on a date that is not within twenty-five (25) days before or after such anniversary date, notice by the stockholder must be received not later than the close of business on the tenth (10th) day following the day on which such notice of the date of the annual meeting was mailed or such public announcement of the date of the annual meeting was made, whichever occurs first.

In the event of a special meeting of the stockholders called for the purpose of electing directors, a notice of a stockholder to make a nomination of a person for election as a director must be delivered to or be mailed and received at CIT’s principal executive offices not later than the close of business on the tenth (10th) day on which notice of the date of the special meeting was mailed or public announcement of the date of the special meeting was made, whichever occurs first.

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announcement is first made of the date of the special meeting.

Every notice by a stockholder must set forth (i) the name and address of the First Citizens stockholder that intends to make a nomination or bring up any other matter, (ii) the class or series and number of shares of capital stock of First Citizens which are owned beneficially and of record by such stockholder ad such beneficial owner, (iii) a description of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, warrants, convertible securities, stock appreciation or similar rights, hedging mergers, and borrowed or loaned shares) that has been entered into as of the date of the stockholder’s notice, (iv) a representation that the stockholder is a holder of record of First Citizens stock entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business or nomination, and (v) certain other requirements set forth in the First Citizens bylaws.

Every notice by a stockholder must set forth, as to such stockholder and the beneficial owner, if any, on whose behalf the proposal is being made, (i) the name and address of such person, (ii) the class or series and number of all shares of stock of CIT which are owned beneficially or of record by such person and any affiliates or associates of such person, (iii) a description of any transaction, agreement, arrangement or understanding (including any short position or any borrowing or lending of shares of CIT’s stock) that has been made by or on behalf of such person or any affiliates or associates of such person, (iv) a description of all agreements, arrangements or understandings between or among such person, or any affiliates or associates of such person, and any other persons in connection with the proposal of such business and any material interest of the foregoing persons in such business, (v) a representation that the stockholder intends to appear in person or by proxy at the meeting to bring such business, and (v) certain other requirements set forth in the CIT bylaws.

Proxy Access:	The First Citizens’ bylaws do not provide for proxy access.
The CIT bylaws permit a stockholder, or a group of up to 20 stockholders, who have maintained continuous ownership of three percent (3%) or more of the outstanding shares of CIT common stock for at least the previous three (3) years (as of the date the notice of nomination is submitted to CIT and through the meeting date) to nominate and include in CIT’s annual meeting proxy materials director nominees constituting up to the greater of two individuals or twenty percent (20%) of the CIT board of directors, provided that the stockholder(s) and the nominee(s)

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satisfy the requirements specified in the CIT bylaws and CIT receives notice of such nominations as required under the CIT bylaws.

The CIT bylaws provide that each stockholder seeking to include a director nominee in CIT’s proxy materials is required to provide CIT with certain information and undertakings specified in the CIT bylaws.

Limitation of Liability of Directors and Officers:
The First Citizens charter provides that no director shall be personally liable to First Citizens or its stockholders for monetary damages for breach of fiduciary duty as a director for any act or omission, except that a director may be liable (i) for any breach of the director’s duty of loyalty to First Citizens or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

The CIT certificate provides that no director shall be personally liable to CIT or its stockholders for monetary damages for breach of fiduciary duty as a director, except (i) for liability under Section 174 of the DGCL, or (ii) for liability, subject to any and all other requirements for liability, (a) for any breach of such director’s duty of loyalty to CIT or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, or (c) for any transaction from which the director derived an improper personal benefit.

Indemnification of Directors and Officers:
The First Citizens charter provides that First Citizens shall, to the full extent permitted by Section 145 of the DGCL, indemnify all persons whom it may indemnify pursuant thereto. First Citizens’ bylaws further provide that First Citizens will indemnify and hold harmless, to the fullest extent permitted by applicable law, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director, officer, or employee of First Citizens or, while a director, officer, or employee of First Citizens, is or was serving at the request of First Citizens as a

The CIT certificate provides that CIT will, to the fullest extent permitted by the DGCL or any other applicable law, indemnify each person who is or was a director or officer of CIT. The CIT bylaws further provide that CIT will indemnify any person who was or is a party or is threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer, employee or agent of CIT, or is or was serving at the request of CIT as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by

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director, officer, employee, or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees, judgments, fines, taxes, including under the Employee Retirement Income Security Act of 1974, as amended (ERISA), excise taxes, or penalties, and amounts paid in settlement) reasonably incurred by such person. Such indemnification will continue as to any person who has ceased to be such a director, officer, employee, or agent and inure to the benefit or his or her heirs, executors, and administrators. First Citizens’ bylaws also provide that First Citizens will, to the fullest extent not prohibited by applicable law, advance expenses (including attorneys’ fees) incurred by any of the foregoing persons in defending any proceeding upon receipt of an undertaking by such person to repay all amounts advanced if it should be ultimately determined that he or she is not entitled to be indemnified. The bylaw provision does not limit the right of First Citizens, to the extent and in the manner permitted by law, to indemnify and to advance expenses to other persons when and as authorized by appropriate corporate action.

such person if such person acts in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of CIT and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. CIT will also indemnify any person who was or is a party or is threatened to be made a party to any action or suit by or in the right of CIT to procure a judgment in its favor by reason of the fact that he or she is or was a director, officer, employee or agent of CIT, or is or was serving at the request of CIT as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against all expenses actually and reasonably incurred in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of CIT.

Except for proceedings to enforce the rights to indemnification, CIT will not be obligated to indemnify any person in connection with a proceeding unless such proceeding was authorized or consented to by the CIT board of directors.

The bylaw provision does not limit the right of CIT, to the extent and in the manner permitted by law, to indemnify and to advance expenses to other persons when and as authorized by appropriate corporate action.

Anti-Takeover Provisions:
Section 203 of the DGCL prohibits First Citizens, as a Delaware corporation, from engaging in a “business combination” (as defined under the DGCL) with an “interested stockholder” for a period of three (3) years following the time an interested stockholder becomes

Section 203 of the DGCL prohibits CIT, as a Delaware corporation, from engaging in a “business combination” (as defined under the DGCL) with an “interested stockholder” for a period of three (3) years following the time an interested stockholder becomes such,

First Citizens	CIT

such, unless: (i)  prior to such time the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) the transaction in which an interested stockholder became an interested stockholder resulted in the stockholder owning more than eighty-five percent (85%) of the corporation’s voting stock (subject to certain exclusions); or (iii)  at or subsequent to the time the business combination is approved by the board of directors and authorized at any annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds (2/3) of the outstanding voting stock not owned by the interested stockholder.

Under Section 203 of the DGCL, “business combination” means, among other things, (i) merger or consolidation with an interested stockholder, (ii) sale, exchange or other disposition to or with an interested stockholder of ten percent (10%) or more of the aggregate market value of either the assets on a consolidated basis or the outstanding stock of the corporation and (iii) any receipt by an interested stockholder of financial benefits (except proportionately as a shareholder) by or through the corporation other than those expressly permitted by Delaware law. Holding company mergers authorized by Section 251(g) of Delaware law are excluded from the definition of “business combination”. “Interested stockholder” is generally defined under Section 203 of the DGCL as any person or an affiliate of any such person (other than the corporation or any of its majority-owned subsidiaries) that beneficially (a) owns fifteen percent (15%) or more of the outstanding voting stock of the corporation or (b) owned fifteen percent (15%) or unless: (i)  prior to such time the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) the transaction in which an interested stockholder became an interested stockholder resulted in the stockholder owning more than eighty-five percent (85%) of the corporation’s voting stock (subject to certain exclusions); or (iii)  at or subsequent to the time the business combination is approved by the board of directors and authorized at any annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds (2/3) of the outstanding voting stock not owned by the interested stockholder.

Under Section 203 of the DGCL, “business combination” means, among other things, (i) merger or consolidation with an interested stockholder, (ii) sale, exchange or other disposition to or with an interested stockholder of ten percent (10%) or more of the aggregate market value of either the assets on a consolidated basis or the outstanding stock of the corporation and (iii) any receipt by an interested stockholder of financial benefits (except proportionately as a shareholder) by or through the corporation other than those expressly permitted by Delaware law. Holding company mergers authorized by Section 251(g) of Delaware law are excluded from the definition of “business combination”. “Interested stockholder” is generally defined under Section 203 of the DGCL as any person or an affiliate of any such person (other than the corporation or any of its majority-owned subsidiaries) that beneficially (a) owns fifteen percent (15%) or more of the outstanding voting stock of the corporation or (b) owned fifteen percent (15%) or

	First Citizens	CIT

more of the outstanding voting stock of the corporation at any time within the three (3) year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder, subject to certain exceptions.

Section 203 of the DGCL applies to all Delaware corporations that have not expressly opted out of its provisions in their certificate of incorporation. First Citizens has not explicitly opted out of Section 203 of the DGCL in the First Citizens certificate of incorporation.

more of the outstanding voting stock of the corporation at any time within the three (3) year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder, subject to certain exceptions.

Section 203 of the DGCL applies to all Delaware corporations that have not expressly opted out of its provisions in their certificate of incorporation. CIT has not explicitly opted out of Section 203 of the DGCL in the CIT certificate.

Rights of Dissenting Stockholders:
Section 262 of the DGCL provides that a stockholder of a Delaware corporation may receive payment of the fair value of his or her stock if the stockholder dissents from certain major corporate mergers, including a proposed merger or consolidation. However, dissenters’ rights generally are not available to holders of a class of shares of capital stock either listed on a national securities exchange or held of record by more than 2,000 holders. Notwithstanding the foregoing, appraisal rights are available for shares of any class or series of stock if the holders thereof are required by the terms of a merger agreement to accept for such stock anything except (i) shares or depository receipts of any other corporation which at the effective date of the mergers will be either listed on a national securities exchange or held of record by more than 2,000 holders, (ii) shares of stock or depositary receipts of the surviving corporation in the mergers, (iii) cash in lieu of fractional shares or fractional depository receipts or (iv) any combination of (i), (ii) or (iii).

Section 262 of the DGCL provides that a stockholder of a Delaware corporation may receive payment of the fair value of his or her stock if the stockholder dissents from certain major corporate mergers, including a proposed merger or consolidation. However, dissenters’ rights generally are not available to holders of a class of shares of capital stock either listed on a national securities exchange or held of record by more than 2,000 holders. Notwithstanding the foregoing, appraisal rights are available for shares of any class or series of stock if the holders thereof are required by the terms of a merger agreement to accept for such stock anything except (i) shares or depository receipts of any other corporation which at the effective date of the mergers will be either listed on a national securities exchange or held of record by more than 2,000 holders, (ii) shares of stock or depositary receipts of the surviving corporation in the mergers, (iii) cash in lieu of fractional shares or fractional depository receipts or (iv) any combination of (i), (ii) or (iii).

Stockholder Rights Plan:	First Citizens does not currently have a stockholder rights plan in effect.	CIT does not currently have a stockholder rights plan in effect.

LEGAL MATTERS
The validity of the shares of First Citizens Class A common stock, First Citizens series B preferred stock and First Citizens series C preferred stock to be issued by First Citizens in connection with the mergers will be passed upon by Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P., Raleigh, North Carolina.
Certain federal income tax consequences of the mergers will be passed upon for First Citizens by Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P., Raleigh, North Carolina, counsel for First Citizens, and for CIT by Sullivan & Cromwell LLP, New York, New York, counsel for CIT.
EXPERTS
The consolidated financial statements of First Citizens as of December 31, 2019 and 2018, and for each of the years in the three year period ended December 31, 2019 and the effectiveness of internal control over financial reporting as of December 31, 2019 incorporated in this joint proxy statement/prospectus by reference from First Citizens’ Annual Report on Form 10-K for the year ended December 31, 2019, have been audited by Dixon Hughes Goodman LLP, an independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report of such firm given upon their authority as experts in accounting and auditing.
The financial statements as of December 31, 2019 and 2018 and for each of the two years in the period ended December 31, 2019, incorporated in this joint proxy statement/prospectus by reference from CIT Group Inc.’s Annual Report on Form 10-K for the year ended December 31, 2019, and the effectiveness of CIT Group Inc.’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.
The financial statements for the year ended December 31, 2017, incorporated in this joint proxy statement/prospectus by reference to CIT Group Inc.’s Annual Report on Form 10-K for the year ended December 31, 2019, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
DEADLINES FOR SUBMITTING STOCKHOLDER PROPOSALS
First Citizens
Any proposal of a stockholder, other than a nomination for election as a director, that is intended to be presented for action at the First Citizens 2021 Annual Meeting and included in the proxy statement and proxy card that First Citizens will distribute in connection with that meeting must be received by the First Citizens Corporate Secretary in writing at the address listed below no later than November 4, 2020, to be considered timely received for inclusion in the proxy statement. In order to be included in the First Citizens proxy materials for a particular meeting, the person submitting the proposal must own, beneficially or of record, at least 1% or $2,000 in market value, whichever is less, of shares of First Citizens stock entitled to be voted on that proposal at the meeting and must have held those shares for a period of at least one year and continue to hold them through the date of the meeting. Also, the proposal and the stockholder submitting it must comply with certain other eligibility and procedural requirements contained in rules of the SEC.
Written notice of a stockholder proposal (other than a nomination) intended to be presented at the First Citizens 2021 Annual Meeting but which is not intended to be included in the First Citizens proxy statement and proxy card, or of a stockholder’s intent to nominate a person for election as a director at the First Citizens 2021 Annual Meeting, must be received by the First Citizens Corporate Secretary at the address listed below no earlier than December 4, 2020, and no later than January 18, 2021, in order for that proposal or nomination to be brought before that annual meeting. The same notice requirements apply in the case of a stockholder proposal other than a nomination in order for that proposal to be considered timely received for purposes of the proxies’ discretionary authority to vote on other matters presented for action by stockholders at the First Citizens 2021 Annual Meeting. However, if, effective after the deadline for a stockholder’s written notice of a nomination, the

First Citizens board of directors increases the number of directors, and if there is no public announcement naming the nominee to fill the additional directorship at least 100 days prior to the first anniversary of the First Citizens 2020 Annual Meeting, then a stockholder’s written notice of a nomination to fill the additional directorship will be treated as timely if it is delivered to First Citizens’ Corporate Secretary at the address listed below not later than the close of business on the tenth day following the day on which a public announcement actually is made by First Citizens. To be effective, notices of stockholder proposals or nominations are required to contain certain information specified in the First Citizens bylaws. Stockholder proposals or nominations not made as provided in the First Citizens bylaws will not be considered at Annual Meetings.
The notices described above should be mailed to:
First Citizens BancShares, Inc.
4300 Six Forks Road
Raleigh, North Carolina 27609
Attention: Corporate Secretary
CIT
CIT does not anticipate holding a 2021 annual meeting of CIT stockholders if the merger is completed in the first half of 2021, as currently expected. In the event that the merger is not completed by the end of the third quarter of 2021, or at all, CIT will schedule an annual meeting in either the third or fourth quarter of 2021. Any stockholder nominations or proposals for other business intended to be presented at CIT’s next annual meeting must be submitted to CIT as set forth below.
Consistent with SEC regulations, to be eligible for inclusion in the proxy statement for CIT’s next annual meeting, stockholder proposals must be received by CIT’s Corporate Secretary at 11 West 42nd Street, New York, NY 10036, not later than December 3, 2020, which is 120 calendar days prior to the one-year anniversary of the date on which CIT’s 2020 Proxy Statement was made available to CIT’s stockholders, unless the date of CIT’s annual meeting is changed by more than 30 days from May 12, 2021, the one year anniversary of CIT’s 2020 annual meeting, in which case the proposal must be received a reasonable time before CIT begins to print and mail its proxy materials. CIT will determine whether or not to include any eligible stockholder proposals in the related proxy statement and proxy materials in accordance with applicable SEC regulations.
Under the CIT bylaws, nominations for director or other business proposals to be addressed at the meeting may be made by a stockholder entitled to vote who has delivered a notice to the Corporate Secretary of CIT not later than February 11, 2021, and not earlier than January 12, 2021, unless the date of CIT’s annual meeting is changed by more than 25 days from May 12, 2021, the one year anniversary of CIT’s 2020 annual meeting, in which case notice by the stockholder must be received not later than the close of business on the 10th day following the day on which such notice of the date of the annual meeting was mailed or such public announcement of the date of the annual meeting was made, whichever occurs first. The notice must contain all of the information required by the CIT bylaws.
Under the proxy access provision of the CIT bylaws, to be eligible for inclusion in the proxy statement for CIT’s next annual meeting, stockholder nominations for director must be received by CIT’s Corporate Secretary at 11 West 42nd Street, New York, NY 10036, not later than December 3, 2020, which is 120 calendar days prior to the one-year anniversary of the date on which CIT’s 2020 Proxy Statement was made available to CIT’s stockholders, and not earlier than November 3, 2020, which is 150 calendar days prior to the one-year anniversary of the date on which CIT’s 2020 Proxy Statement was made available to CIT’s stockholders, unless the date of CIT’s annual meeting is changed by more than 25 days from May 12, 2021, the one year anniversary of CIT’s 2020 annual meeting, in which case notice by the stockholder must be received not later than the close of business on the 10th day following the day on which such notice of the date of the annual meeting was mailed or such public announcement of the date of the annual meeting was made, whichever occurs first. The notice must contain all of the information required by CIT’s proxy access bylaw provision. These advance notice provisions are in addition to, and separate from, the requirements that a stockholder must satisfy to have a proposal included in the proxy statement under the rules of the SEC. Copies of the CIT bylaws are available on CIT’s website at www.cit.com or may be obtained from the Corporate Secretary.

WHERE YOU CAN FIND MORE INFORMATION
First Citizens and CIT file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including both First Citizens and CIT, which can be accessed at http://www.sec.gov. In addition, documents filed with the SEC by First Citizens, including the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, will be available free of charge by accessing the Investor Relations page of First Citizens’ website at www.firstcitizens.com/investor-relations or, alternatively, by directing a request by telephone or mail to First Citizens BancShares, Inc., 4300 Six Forks Road, Raleigh, North Carolina 27609, (919) 716-7000, and documents filed with the SEC by CIT will be available free of charge by accessing the Investor Relations page of CIT’s website at website ir.cit.com/CorporateProfile or, alternatively, by directing a request by telephone or mail to CIT Group Inc., One CIT Drive, Livingston, New Jersey 07039, (866) 542-4847. The web addresses of the SEC, First Citizens and CIT are included as inactive textual references only. Except as specifically incorporated by reference into this joint proxy statement/prospectus, information on those web sites is not part of this joint proxy statement/prospectus.
First Citizens has filed a registration statement on Form S-4 under the Securities Act with the SEC with respect to First Citizens’ securities to be issued in the mergers. This document constitutes the prospectus of First Citizens filed as part of the registration statement. This document does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement and its exhibits are available for inspection and copying as set forth above.
Statements contained in this joint proxy statement/prospectus, or in any document incorporated by reference into this joint proxy statement/prospectus, regarding the contents of any contract or other document, are not necessarily complete, and each such statement is qualified in its entirety by reference to that contract or other document filed as an exhibit with the SEC. The SEC allows First Citizens and CIT to incorporate by reference into this document documents filed with the SEC by First Citizens and CIT. This means that the companies can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this document, and later information that we file with the SEC will update and supersede that information. First Citizens and CIT incorporate by reference the documents listed below and any documents filed by First Citizens or CIT under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this joint proxy statement/prospectus and until the date that the offering is terminated:
First Citizens filings (SEC File No. 001-16715)	Periods Covered or Date of Filing with the SEC
Annual Report on Form 10-K
Fiscal year ended December 31, 2019, filed February 26, 2020, including the portions of the Definitive Proxy Statement on Schedule 14A, filed with the SEC on February 26, 2020, incorporated by reference therein

Quarterly Reports on Form 10-Q	Filed May 5, 2020, August 5, 2020 and November 3, 2020

Current Reports on Form 8-K
Filed January 2, 2020, January 28, 2020, February 3, 2020, February 7, 2020, March 4, 2020, March 6, 2020, March 12, 2020, April 20, 2020, May 1, 2020, June 11, 2020, October 16, 2020, October 20, 2020 and November 17, 2020 (other than the portions of those documents not deemed to be filed)

The description of First Citizens’ common stock contained in First Citizens’ Current Report on Form 8-K/A filed with the SEC, including all amendments and reports filed with the SEC for purposes of updating such description
Filed on July 13, 1990 (filed in paper format), as updated by Exhibit 4.3 to First Citizens’ Annual Report on Form 10-K for the year ended December 31, 2019, filed on February 26, 2020

CIT filings (SEC File No. 001-31369)	Periods
Annual Report on Form 10-K
Fiscal year ended December 31, 2019, filed February 20, 2020, including the portions of the Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 2, 2020, incorporated by reference therein

Quarterly Reports on Form 10-Q	Filed May 5, 2020, July 31, 2020 and October 30, 2020

Current Reports on Form 8-K
Filed January 2, 2020, January 22, 2020, April 16, 2020, May 1, 2020, May 13, 2020, May 26, 2020, June 16, 2020, June 19, 2020, July 17, 2020, October 15, 2020, October 16, 2020 and October 20, 2020 (other than the portions of those documents not deemed to be filed)

The description of CIT’s common stock contained in CIT’s Registration Statement on Form 8-A filed with the SEC	December 9, 2009

The description of CIT’s series B preferred stock contained in CIT’s Registration Statement on Form 8-A filed with the SEC	November 12, 2019

The description of CIT’s series A preferred stock contained in CIT’s Form 8-K filed with the SEC	June 7, 2017
Notwithstanding the foregoing, information furnished by First Citizens or CIT on any Current Report on Form 8-K, including the related exhibits, that, pursuant to and in accordance with the rules and regulations of the SEC, is not deemed “filed” for purposes of the Exchange Act will not be deemed to be incorporated by reference into this joint proxy statement/prospectus.
You may request a copy of the documents incorporated by reference into this document. Requests for documents should be directed to:
if you are an First Citizens stockholder:
First Citizens BancShares, Inc.
4300 Six Forks Road
Raleigh, North Carolina 27609
(919) 716-7000
Attn: Tom Heath, Vice President and
Investor Relations Officer
if you are a CIT stockholder: CIT Group Inc. One CIT Drive Livingston, New Jersey 07039 (866) 542-4847 Attn: Barbara Callahan SVP and Head of Investor Relations
This document does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this document, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this document nor any distribution of securities pursuant to this document shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated into this document by reference or in our affairs since the date of this document. The information contained in this document with respect to First Citizens was provided by First Citizens and the information contained in this document with respect to CIT was provided by CIT.

ANNEX A
AGREEMENT AND PLAN OF MERGER

by and among

CIT GROUP INC.,

FIRST CITIZENS BANCSHARES, INC.,

FIRST-CITIZENS BANK & TRUST COMPANY,

and

FC MERGER SUBSIDIARY IX, INC.
Dated October 15, 2020

A-i

A-ii

A-iii

INDEX OF DEFINED TERMS
Page
2012 Indenture	A-11
2018 Indenture	A-11
Acquisition Proposal	A-55
affiliate	A-64
Agreement	A-1
BancShares	A-1
BancShares 401(k) Plan	A-52
BancShares Advisory Entity	A-43
BancShares Agent	A-43
BancShares Benefit Plans	A-34
BancShares Board Recommendation	A-49
BancShares Broker-Dealer Subsidiary	A-44
BancShares Bylaws	A-28
BancShares Certificate of Incorporation	A-28
BancShares Class A Common Stock	A-3
BancShares Class B Common Stock	A-3
BancShares Common Stock	A-3
BancShares Contract	A-39
BancShares Disclosure Schedule	A-28
BancShares ERISA Affiliate	A-34
BancShares Insurance Subsidiary	A-43
BancShares Meeting	A-49
BancShares Owned Properties	A-40
BancShares Parties	A-1
BancShares Party	A-1
BancShares Qualified Plans	A-34
BancShares Real Property	A-41
BancShares Regulatory Agreement	A-40
BancShares Reports	A-36
BancShares Securities	A-29
BancShares Subsidiary	A-28
BancShares Subsidiary Securities	A-29
Bank Merger	A-5
Bank Merger Agreement	A-5
Bank Merger Certificates	A-5
BHC Act	A-8
Chosen Courts	A-64
CIT	A-1
CIT 401(k) Plan	A-52
CIT Advisory Entity	A-25
CIT Agent	A-25
CIT Benefit Plans	A-15
CIT Board Recommendation	A-49
CIT Broker-Dealer Subsidiary	A-26
CIT Bylaws	A-9
CIT Certificate of Incorporation	A-9
CIT Common Stock	A-3
CIT Contract	A-20
CIT Director RSU Award	A-4
A-iv

Page
CIT Disclosure Schedule	A-8
CIT Equity Awards	A-10
CIT ERISA Affiliate	A-15
CIT Indemnified Parties	A-53
CIT Insiders	A-57
CIT Insurance Subsidiary	A-25
CIT Meeting	A-49
CIT Owned Properties	A-22
CIT Performance Unit Award	A-4
CIT Preferred Stock	A-4
CIT Qualified Plans	A-16
CIT Real Property	A-22
CIT Regulatory Agreement	A-21
CIT Reports	A-17
CIT RSU Award	A-4
CIT Securities	A-10
CIT Series A Preferred Stock	A-4
CIT Series B Preferred Stock	A-4
CIT Subsidiary	A-9
CIT Subsidiary Bank	A-5
CIT Subsidiary Securities	A-10
Closing	A-3
Closing Date	A-3
Code	A-1
Confidentiality Agreement	A-49
Continuing Employees	A-51
DE Certificate of Merger	A-1
Derivative Transaction	A-22
DGCL	A-1
Edge Act Subsidiary	A-57
Effective Time	A-1
Enforceability Exceptions	A-11
Environmental Laws	A-21
ERISA	A-15
ESPP	A-5
Exchange Act	A-13
Exchange Agent	A-5
Exchange Fund	A-6
Exchange Ratio	A-3
FCB	A-1
FCB Articles of Incorporation	A-28
FCB Bylaws	A-28
FCB Common Stock	A-29
FDIC	A-9
Federal Reserve Board	A-11
Final Offering	A-5
FINRA	A-11
GAAP	A-8
Governmental Entity	A-12
Intellectual Property	A-23
A-v

Page
Interim Surviving Entity	A-1
Intervening Event	A-50
Investment Advisers Act	A-25
IRS	A-15
Joint Proxy Statement	A-11
knowledge	A-64
Liens	A-10
Loans	A-24
made available	A-64
Material Adverse Effect	A-8
Material Railcar Lease Agreement	A-27
Material Railcar Lessee	A-27
Materially Burdensome Regulatory Condition	A-48
Merger	A-1
Merger Consideration	A-3
Merger Sub	A-1
Merger Sub Bylaws	A-28
Merger Sub Certificate of Incorporation	A-28
Merger Sub Common Stock	A-5
Multiemployer Plan	A-15
Multiple Employer Plan	A-16
NCBCA	A-2
NCCOB	A-11
New BancShares Preferred Stock	A-4
New BancShares Series B Preferred Stock	A-4
New BancShares Series C Preferred Stock	A-4
New Certificates	A-6
Non-Recourse Subsidiary	A-20
OFAC	A-18
Old Certificate	A-3
Pandemic	A-9
Pandemic Measures	A-9
PBGC	A-16
Permitted Encumbrances	A-22
person	A-64
Personal Data	A-17
Pool	A-24
Premium Cap	A-53
Railcar	A-26
Railcar Information	A-26
Railcar Tape	A-26
Recommendation Change	A-50
Regulatory Agencies	A-12
Representatives	A-54
Requisite BancShares Vote	A-30
Requisite CIT Vote	A-10
Requisite Regulatory Approvals	A-48
S-4	A-11
Sarbanes-Oxley Act	A-13
SEC	A-11
A-vi

Page
Second Step DE Certificate of Merger	A-2
Second Step Effective Time	A-2
Second Step Merger	A-2
Second Step NC Articles of Merger	A-2
Securities Act	A-17
Securitization Contract	A-21
Securitization Repurchase Obligation	A-21
Security Breach	A-18
Senior and Subordinated Notes	A-12
SRO	A-12
Standard Securitization Undertakings	A-21
Subsidiary	A-9
Superior Proposal	A-55
Surviving Bank	A-5
Surviving Bank Benefit Plans	A-52
Surviving Entity	A-2
Takeover Statutes	A-15
Tax	A-15
Tax Return	A-15
Taxes	A-15
Termination Date	A-60
Termination Fee	A-61
Voting Agreement	A-1
A-vii

AGREEMENT AND PLAN OF MERGER
AGREEMENT AND PLAN OF MERGER, dated October 15, 2020 (this “Agreement”), by and among CIT Group Inc., a Delaware corporation (“CIT”); First Citizens BancShares, Inc., a Delaware corporation (“BancShares”); First-Citizens Bank & Trust Company, a North Carolina chartered commercial bank and direct, wholly owned subsidiary of BancShares (“FCB”); and FC Merger Subsidiary IX, Inc., a Delaware corporation and a direct, wholly owned subsidiary of FCB (“Merger Sub” and, collectively with, BancShares and FCB, the “BancShares Parties” or individually, a “BancShares Party”).
W I T N E S S E T H:
WHEREAS, the Boards of Directors of each of CIT, BancShares, FCB, and Merger Sub have determined that it is in the best interests of their respective companies and their stockholders to consummate the strategic business combination transaction provided for herein;
WHEREAS, in furtherance thereof, the respective Boards of Directors of CIT, BancShares, FCB, and Merger Sub have approved the strategic business combination transaction provided for herein;
WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition to CIT’s willingness to enter into this Agreement, CIT and certain stockholders of BancShares are entering into a voting agreement (the “Voting Agreement”), pursuant to which, among other things, such stockholders have agreed to vote to approve this Agreement, upon the terms and subject to the conditions set forth therein;
WHEREAS, for federal income tax purposes, it is intended that the Merger and the Second Step Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be and is adopted as a plan of reorganization for purposes of Sections 354 and 361 of the Code; and
WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the strategic business combination transaction provided for herein and also to prescribe certain conditions to such combination transaction.
NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:
ARTICLE I

THE MERGER
1.1 The Merger
(a) General. Subject to and upon the terms and conditions set forth in this Agreement, at the Effective Time (as defined below), Merger Sub shall be merged with and into CIT (the “Merger”) in accordance with, and with the effects provided in, this Agreement and applicable provisions of the Delaware General Corporation Law (the “DGCL”). At the Effective Time, which shall be at 11:59 PM on the Closing Date, the separate corporate existence of Merger Sub shall cease and CIT shall continue, as the surviving corporation of the Merger, as a corporation incorporated under the laws of the State of Delaware (CIT in such capacity as the surviving corporation of the Merger is sometimes referred to herein as the “Interim Surviving Entity”).
(b) Effective Time. Prior to or at the Closing, and in order to effect the Merger, Merger Sub and CIT shall duly execute and deliver a certificate of merger for filing with the Delaware Secretary of State (the “DE Certificate of Merger”), in such form and of such substance as is consistent with applicable provisions of the DGCL, and otherwise mutually agreed upon by Merger Sub and CIT. The Merger shall become effective on 11:59 PM on such date as set forth in the DE Certificate of Merger (the date and time the Merger becomes effective being referred to in this Agreement as the “Effective Time”).
(c) Effects of the Merger. The Merger shall have the effects set forth in this Agreement and applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all property, rights, interests, privileges, powers, and franchises of Merger Sub shall vest in the Interim Surviving Entity, and all debts, liabilities, obligations, restrictions, disabilities, and duties of Merger Sub shall become and be debts, liabilities, obligations, restrictions, disabilities, and duties of the Interim Surviving Entity.

(d) Articles of Incorporation, Bylaws, and Name of Interim Surviving Entity. The certificate of incorporation and bylaws of CIT, in each case as amended and/or restated and in effect immediately prior to the Effective Time, shall at and after the Effective Time be the articles of incorporation and bylaws of the Interim Surviving Entity until such time as the same shall be amended in accordance with applicable Law. The legal name of the Interim Surviving Entity shall be “CIT Group Inc.”
(e) Directors and Officers of Interim Surviving Entity. The directors and officers of Merger Sub as of immediately prior to the Effective Time shall, at and after the Effective Time, be the directors and officers, respectively, of the Interim Surviving Entity, such individuals to serve in such capacities until such time as their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation, or removal from office.
1.2 The Second Step Merger
(a) General. As soon as reasonably practicable following the Effective Time, BancShares shall cause the Interim Surviving Entity to be, and the Interim Surviving Entity shall be, merged with and into FCB in accordance with, and with the effects provided in, this Agreement and applicable provisions of the North Carolina Business Corporation Act, N.C. Gen. Stat. Ann. § 55-1-01 et seq. (the “NCBCA”) and the DGCL (the “Second Step Merger”). At the Second Step Effective Time (as defined below), the separate corporate existence of the Interim Surviving Entity shall cease and FCB shall continue, as the surviving corporation of the Second Step Merger, as a corporation chartered under the laws of the State of North Carolina (FCB in such capacity as the surviving corporation of the Second Step Merger is sometimes referred to herein as the “Surviving Entity”).
(b) Second Step Effective Time. In order to effect the Second Step Merger, FCB and the Interim Surviving Entity shall duly execute and deliver articles of merger for filing with the North Carolina Secretary of State (the “Second Step NC Articles of Merger”) and a certificate of merger for filing with the Delaware Secretary of State (the “Second Step DE Certificate of Merger”), such Second Step NC Articles of Merger and Second Step DE Certificate of Merger to be in such form and of such substance as is consistent with applicable provisions of the NCBCA and the DGCL, respectively, and otherwise mutually agreed upon by FCB and the Interim Surviving Entity. The Second Step Merger shall become effective on the date following the Effective Time at 12:01 AM as set forth in the Second Step NC Articles of Merger and the Second Step DE Certificate of Merger (the date and time the Second Step Merger becomes effective being referred to in this Agreement as the “Second Step Effective Time”).
(c) Effects of the Second Step Merger. The Second Step Merger shall have the effects set forth in this Agreement and applicable provisions of the NCBCA and the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Second Step Effective Time, all property, rights, interests, privileges, powers, and franchises of the Interim Surviving Entity shall vest in the Surviving Entity, and all debts, liabilities, obligations, restrictions, disabilities, and duties of the Interim Surviving Entity shall become and be debts, liabilities, obligations, restrictions, disabilities, and duties of the Surviving Entity.
(d) Cancellation of Interim Surviving Entity Stock. Each share of common stock, no par value, of the Interim Surviving Entity, as well as each share of any other class or series of capital stock of the Interim Surviving Entity, in each case that is issued and outstanding immediately prior to the Second Step Effective Time, shall, at the Second Step Effective Time, solely by virtue and as a result of the Second Step Merger and without any action on the part of any holder thereof, automatically be cancelled and retired for no consideration and shall cease to exist.
(e) FCB Stock. The shares of FCB stock issued and outstanding immediately prior to the Second Step Effective Time shall not be affected by the Second Step Merger, and, accordingly, each share of FCB stock issued and outstanding immediately prior to the Second Step Effective Time shall, at and after the Second Step Effective Time, remain issued and outstanding.
(f) Charter, Bylaws, and Name of Surviving Entity. The charter and bylaws of FCB, in each case as amended and/or restated and in effect immediately prior to the Second Step Effective Time, shall at and after the Second Step Effective Time be the charter and bylaws of the Surviving Entity until such time as the same shall be amended in accordance with applicable Law. The name of the Surviving Entity shall be “First-Citizens Bank & Trust Company.”

(g) Directors and Officers of Surviving Entity. Except as otherwise set forth in Section 6.11, the directors and officers of FCB as of immediately prior to the Second Step Effective Time shall, at and after the Second Step Effective Time, continue as the directors and officers, respectively, of the Surviving Entity, such individuals to serve in such capacities until such time as their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation, or removal from office.
1.3 Closing. Subject to the terms and conditions of this Agreement, the closing of the transactions contemplated by this Agreement, including the Merger and the Second Step Merger (the “Closing”) will take place by electronic exchange of documents at 8:00 a.m., New York City time, on a date which shall be no later than three (3) business days after the satisfaction or waiver (subject to applicable law) of all the conditions set forth in Article VII hereof (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver thereof), unless another date, time or place is agreed to in writing by CIT and BancShares. The date on which the Closing occurs is referred to as the “Closing Date.”
1.4 Conversion of CIT Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of BancShares, CIT or the holder of any securities of BancShares or CIT:
(a) Subject to Section 2.2(e), each share of the common stock, par value $0.01 per share, of CIT issued and outstanding immediately prior to the Effective Time (the “CIT Common Stock”), except for shares of CIT Common Stock owned by CIT or BancShares (in each case other than shares of CIT Common Stock (i) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties or (ii) held, directly or indirectly, by CIT or BancShares in respect of debts previously contracted), shall be converted into the right to receive 0.06200 shares (the “Exchange Ratio” and such shares the “Merger Consideration”) of the Class A common stock, par value $1.00 per share, of BancShares (the “BancShares Class A Common Stock”).
(b) All the shares of CIT Common Stock converted into the right to receive the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate (each, an “Old Certificate,” it being understood that any reference herein to “Old Certificate” shall be deemed to include reference to book-entry account statements relating to the ownership of shares of CIT Common Stock) previously representing any such shares of CIT Common Stock shall thereafter represent only the right to receive (i) a New Certificate representing the number of whole shares of BancShares Class A Common Stock which such shares of CIT Common Stock have been converted into the right to receive, (ii) cash in lieu of fractional shares which the shares of CIT Common Stock represented by such Old Certificate have been converted into the right to receive pursuant to this Section 1.4 and Section 2.2(e), without any interest thereon and (iii) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.2, in each case, without any interest thereon. If, prior to the Effective Time, the outstanding shares of BancShares Class A Common Stock, the Class B common stock, par value $1.00 per share, of BancShares (the ‘‘BancShares Class B Common Stock,” and together with the BancShares Class A Common Stock, the “BancShares Common Stock,”) or CIT Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split or reverse stock split, or there shall be any extraordinary dividend or distribution, an appropriate and proportionate adjustment shall be made to the Exchange Ratio to give BancShares and the holders of CIT Common Stock the same economic effect as contemplated by this Agreement prior to such event; provided that nothing contained in this sentence shall be construed to permit CIT or BancShares to take any action with respect to its securities or otherwise that is prohibited by the terms of this Agreement.
(c) Notwithstanding anything in this Agreement to the contrary, at the Effective Time, all shares of CIT Common Stock that are owned by CIT or BancShares (in each case other than shares of CIT Common Stock (i) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties or (ii) held, directly or indirectly, by CIT or BancShares in respect of debts previously contracted) shall be cancelled and shall cease to exist and no BancShares Class A Common Stock or other consideration shall be delivered in exchange therefor.
1.5 BancShares Stock. At and after the Effective Time, each share of BancShares Common Stock issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of common stock of BancShares and shall not be affected by the Merger.

1.6 CIT Preferred Stock. At the Effective Time, by virtue of the Merger and without any action on the part of BancShares, CIT or the holder of any securities of BancShares or CIT:
(a) Each share of Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series A, par value $0.01 per share, of CIT (“CIT Series A Preferred Stock”) issued and outstanding immediately prior to the Effective Time shall automatically be converted into the right to receive a share of a newly created series of preferred stock of BancShares having such rights, preferences, privileges and voting powers, and limitations and restrictions, taken as a whole, that are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers, and limitations and restrictions, taken as a whole, of the CIT Series A Preferred Stock (taking into account that CIT will not survive the consummation of the transactions contemplated by this Agreement and any adjustment to the right of optional redemption by BancShares that is reasonably necessary to obtain Tier 1 Capital treatment from the Federal Reserve Board for such preferred stock) (all shares of such newly created series, collectively, the “New BancShares Series B Preferred Stock”) and, upon such conversion, the CIT Series A Preferred Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time.
(b)  Each share of 5.625% Non-Cumulative Perpetual Preferred Stock, Series B, par value $0.01 per share, of CIT (“CIT Series B Preferred Stock,” and together with the CIT Series A Preferred Stock, the “CIT Preferred Stock”) issued and outstanding immediately prior to the Effective Time shall automatically be converted into the right to receive a share of a newly created series of preferred stock of BancShares having such rights, preferences, privileges and voting powers, and limitations and restrictions, taken as a whole, that are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers, and limitations and restrictions, taken as a whole, of the CIT Series B Preferred Stock (taking into account that CIT will not survive the consummation of the transactions contemplated by this Agreement and any adjustment to the right of optional redemption by BancShares that is reasonably necessary to obtain Tier 1 Capital treatment from the Federal Reserve Board for such preferred stock) (all shares of such newly created series, collectively, the “New BancShares Series C Preferred Stock,” and together with the New BancShares Series B Preferred Stock, the “New BancShares Preferred Stock”) and, upon such conversion, the CIT Series B Preferred Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time.
1.7 Treatment of CIT Equity Awards
(a) CIT RSU Awards. Except as otherwise agreed between BancShares and CIT, each restricted stock unit award in respect of shares of CIT Common Stock, including any deferred restricted stock unit award (each, a “CIT RSU Award”) that is outstanding immediately prior to the Effective Time, other than a CIT Director RSU Award (as defined below) shall, at the Effective Time, automatically and without any required action on the part of the holder thereof, be converted into a number of restricted stock units in respect of shares of BancShares Class A Common Stock equal to the product (with the result rounded up to the nearest whole share) of (i) the number of shares of CIT Common Stock subject to each such CIT RSU Award as of immediately prior to the Effective Time determined based on target level performance (to the extent applicable) multiplied by (ii) the Exchange Ratio. Each converted award shall in all other respects be subject to the same terms and conditions (including vesting terms, payment timing and rights to receive dividend equivalents) applicable to the existing CIT RSU Award under the applicable equity plan and award agreement as in effect immediately prior to the Effective Time.
(b) CIT Director RSU Awards. Except as otherwise agreed between BancShares and CIT, each restricted stock unit award in respect of shares of CIT Common Stock that (i) is outstanding and unvested as of immediately prior to the Effective Time, (ii) is held by a member of the CIT Board of Directors, (iii) will automatically vest upon the Effective Time in accordance with its terms and (iv) is not subject to a deferral election (each, a “CIT Director RSU Award”), shall, at the Effective Time, automatically and without any required action on the part of the holder thereof, be converted into the right to receive the Merger Consideration in respect of the number of shares of CIT Common Stock subject to such CIT Director RSU Award, less applicable Tax withholding, which shall be delivered as soon as reasonably practicable following the Closing Date and in no event later than five (5) days following the Closing Date.
(c) CIT Performance Unit Awards. Except as otherwise agreed between BancShares and CIT, each performance unit award in respect of shares of CIT Common Stock (a “CIT Performance Unit Award”) that is outstanding immediately prior to the Effective Time shall, at the Effective Time, automatically and without any required action on the part of the holder thereof, be converted into a number of restricted stock units in respect of shares of BancShares Class A Common Stock equal to the product (with the result rounded up to the nearest whole share) of (i) the number of shares of CIT Common Stock subject to each such CIT Performance Unit Award as of immediately prior to the Effective Time determined based on target level performance multiplied by (ii) the Exchange Ratio. Each converted award shall in all other respects be subject to the same terms and conditions (including rights to receive dividend equivalents) applicable to the existing CIT Performance Unit Award under the applicable equity plan and award agreement as in effect immediately prior to the Effective Time, provided that vesting shall be subject only to continued service of the holder through each applicable final performance date and shall not be subject to any performance goals or metrics following the Effective Time.
(d) The CIT Board of Directors (or appropriate committee with delegated authority therefrom) shall take such action (including, if appropriate, amending the terms of the CIT Group Inc. Employee Stock Purchase Plan (the “ESPP”)) as is necessary to ensure that (i) the offering period in effect immediately prior to the Closing (the “Final Offering”) shall end at least five business days prior to the Closing Date, (ii) each individual participating in the Final Offering shall receive notice of the transactions contemplated by this Agreement no later than fifteen days prior to the Closing Date, (iii) each ESPP participant’s accumulated contributions under the ESPP shall be refunded to such participant as soon as practicable following the Effective Time and shall not be used to purchase shares of CIT Common Stock, and (iv) the ESPP shall terminate in its entirety at the Effective Time and no further rights shall be granted or exercised under the ESPP thereafter.
(e) Prior to the Effective Time, CIT, the Board of Directors of CIT and the compensation committee of the Board of Directors of CIT, as applicable (or appropriate committee with delegated authority therefrom), shall adopt any resolutions and take any actions that are necessary or appropriate to effectuate the provisions of this Section 1.7.
1.8 Merger Sub Common Stock. Each share of common stock, par value $$0.0001 per share, of Merger Sub (the “Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time shall at the Effective Time be converted into and become one share of common stock, no par value, of the Interim Surviving Entity.
1.9 Tax Consequences. It is intended that the Merger and the Second Step Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement is intended to be and is adopted as a plan of reorganization for the purposes of Sections 354 and 361 of the Code.
1.10 Bank Merger. Immediately following the Second Step Merger, CIT Bank, National Association, a wholly owned Subsidiary of CIT (“CIT Subsidiary Bank”), will merge with and into FCB (the “Bank Merger”). FCB shall be the surviving entity in the Bank Merger (FCB in such capacity as the surviving corporation of the Bank Merger is sometimes referred to herein as the “Surviving Bank”) and, following the Bank Merger, the separate corporate existence of CIT Subsidiary Bank shall cease. Promptly after the date of this Agreement, FCB and CIT Subsidiary Bank will enter into an agreement and plan of merger in form and substance agreed by BancShares and CIT, which shall be customary for mergers similar to the Bank Merger (the “Bank Merger Agreement”). Each of BancShares and CIT shall approve the Bank Merger Agreement and the Bank Merger as the sole stockholder of FCB and CIT Subsidiary Bank, respectively, and BancShares and CIT shall, and shall cause FCB and CIT Subsidiary Bank, respectively, to, execute certificates or articles of merger and such other documents and certificates as are necessary to make the Bank Merger effective (“Bank Merger Certificates”) immediately following the Second Step Effective Time. The Bank Merger shall become effective at such time and date as specified in the Bank Merger Agreement in accordance with applicable law, or at such other time as shall be provided by applicable law.
ARTICLE II
EXCHANGE OF SHARES
2.1 BancShares to Make Consideration Available. At or prior to the Effective Time, BancShares shall deposit, or shall cause to be deposited, with a bank or trust company mutually agreed upon by BancShares and CIT, which BancShares and CIT agree in advance may be BancShares’ customary stock transfer agent (the “Exchange Agent”), for exchange in accordance with this Article II for the benefit of the holders of Old Certificates (which for purposes of this Article II shall be deemed to include certificates or book-entry account statements representing shares of CIT Preferred Stock), certificates or, at BancShares’ option, evidence in book-entry form, representing shares of BancShares Class A Common Stock and/or New BancShares Preferred Stock to be issued pursuant to Section 1.4 and Section 1.6, respectively (collectively, referred to herein as “New Certificates”), and cash in lieu of any fractional shares to be paid pursuant to Section 2.2(e) (such cash and New Certificates, together with any dividends or distributions with respect to shares of BancShares Class A Common Stock or New BancShares Preferred Stock payable in accordance with Section 2.2(b), being hereinafter referred to as the “Exchange Fund”).
2.2 Exchange of Shares.
(a) As promptly as practicable after the Effective Time, but in no event later than ten (10) days thereafter, BancShares and CIT shall cause the Exchange Agent to mail to each holder of record of one or more Old Certificates representing shares of CIT Common Stock or CIT Preferred Stock immediately prior to the Effective Time that have been converted at the Effective Time into the right to receive BancShares Class A Common Stock or New BancShares Preferred Stock, as applicable, pursuant to Article I, a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Old Certificates shall pass, only upon proper delivery of the Old Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Old Certificates in exchange for New Certificates representing the number of whole shares of BancShares Class A Common Stock and any cash in lieu of fractional shares or shares of New BancShares Preferred Stock, as applicable, which the shares of CIT Common Stock or CIT Preferred Stock represented by such Old Certificate or Old Certificates shall have been converted into the right to receive pursuant to this Agreement as well as any dividends or distributions to be paid pursuant to Section 2.2(b). CIT shall deliver, or cause to be delivered, to the Exchange Agent such information regarding the record holders of CIT Common Stock and CIT Preferred Stock which is reasonably necessary for the Exchange Agent to perform its obligations as specified herein. Upon proper surrender of an Old Certificate or Old Certificates for exchange and cancellation to the Exchange Agent, together with such properly completed letter of transmittal, duly executed, the holder of such Old Certificate or Old Certificates shall be entitled to receive in exchange therefor, as applicable, (i) (A) a New Certificate representing that number of whole shares of BancShares Class A Common Stock to which such holder of CIT Common Stock shall have become entitled pursuant to the provisions of Article I and (B) a check representing the amount of (x) any cash in lieu of fractional shares which such holder has the right to receive in respect of the Old Certificate or Old Certificates surrendered pursuant to the provisions of this Article II and (y) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.2(b) or (ii) (A) a New Certificate representing that number of shares of New BancShares Preferred Stock to which such holder of CIT Preferred Stock shall have become entitled pursuant to the provisions of Article I, and (B) a check representing the amount of any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.2(b), and the Old Certificate or Old Certificates so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any cash in lieu of fractional shares or dividends or distributions payable to holders of Old Certificates. Until surrendered as contemplated by this Section 2.2, each Old Certificate shall be deemed at any time after the Effective Time to represent only the right to receive, upon surrender, the number of whole shares of BancShares Class A Common Stock or shares of New BancShares Preferred Stock which the shares of CIT Common Stock or CIT Preferred Stock, as applicable, represented by such Old Certificate have been converted into the right to receive and any cash in lieu of fractional shares or in respect of dividends or distributions as contemplated by this Section 2.2.
(b) No dividends or other distributions declared with respect to BancShares Class A Common Stock or New BancShares Preferred Stock shall be paid to the holder of any unsurrendered Old Certificate until the holder thereof shall surrender such Old Certificate in accordance with this Article II. After the surrender of an Old Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the whole shares of BancShares Class A Common Stock or shares of New BancShares Preferred Stock that the shares of CIT Common Stock or CIT Preferred Stock, as applicable, represented by such Old Certificate have been converted into the right to receive.
(c) If any New Certificate representing shares of BancShares Class A Common Stock or New BancShares Preferred Stock is to be issued in a name other than that in which the Old Certificate or Old Certificates surrendered in exchange therefor is or are registered, it shall be a condition of the issuance thereof that the Old Certificate or Old Certificates so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other similar Taxes required by reason of the issuance of a New Certificate representing shares of BancShares Class A Common Stock or New BancShares Preferred Stock in any name other than that of the registered holder of the Old Certificate or Old Certificates surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.
(d) After the Effective Time, there shall be no transfers on the stock transfer books of CIT of the shares of CIT Common Stock or CIT Preferred Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Old Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for New Certificates representing shares of BancShares Class A Common Stock or New BancShares Preferred Stock, as applicable, as provided in this Article II.
(e) Notwithstanding anything to the contrary contained herein, no New Certificates or scrip representing fractional shares of BancShares Class A Common Stock shall be issued upon the surrender for exchange of Old Certificates (or in satisfaction of the obligations set forth in Section 1.7 in respect of CIT Equity Awards), no dividend or distribution with respect to BancShares Class A Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of BancShares. In lieu of the issuance of any such fractional share, BancShares shall pay to each former holder of CIT Common Stock or any CIT Equity Awards who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the average of the closing-sale prices of BancShares Class A Common Stock on Nasdaq as reported by The Wall Street Journal for the consecutive period of twenty (20) full trading days ending on and including the business day that is two (2) business days immediately prior to the Closing Date by (ii) the fraction of a share (after taking into account all shares of CIT Common Stock held by such holder immediately prior to the Effective Time and rounded to the nearest one-thousandth when expressed in decimal form) of BancShares Class A Common Stock which such holder would otherwise be entitled to receive pursuant to Section 1.4 or Section 1.7. The parties acknowledge that payment of such cash consideration in lieu of issuing fractional shares is not separately bargained-for consideration, but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience that would otherwise be caused by the issuance of fractional shares.
(f) Any portion of the Exchange Fund that remains unclaimed by the stockholders of CIT for twelve (12) months after the Effective Time shall be paid to BancShares. Any former holders of CIT Common Stock or CIT Preferred Stock who have not theretofore complied with this Article II shall thereafter look only to BancShares for payment of the shares of BancShares Class A Common Stock, cash in lieu of any fractional shares and any unpaid dividends and distributions on the BancShares Class A Common Stock deliverable in respect of each former share of CIT Common Stock such holder holds as determined pursuant to this Agreement, or the shares of New BancShares Preferred Stock and any unpaid dividends and distributions on the New BancShares Preferred Stock deliverable in respect of each former share of CIT Preferred Stock such holder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of BancShares, CIT, the Exchange Agent or any other person shall be liable to any former holder of shares of CIT Common Stock or CIT Preferred Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws. BancShares and the Exchange Agent shall be entitled to rely upon the stock transfer books and records of CIT to establish the identity of those entitled to receive shares of BancShares Class A Common Stock or BancShares Preferred Stock or any other amounts issuable or payable in accordance with this Agreement, which books and records shall be conclusive with respect thereto. In the event of a dispute regarding the ownership of CIT Common Stock or CIT Preferred Stock, BancShares and the Exchange Agent shall be entitled to deposit any shares of BancShares Class A Common Stock or BancShares Preferred Stock or any other amounts issuable or payable in accordance with this Agreement in escrow with an independent third party and shall thereafter be relieved with respect to any claims or liability with respect thereto.
(g) BancShares shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from any cash in lieu of fractional shares of BancShares Class A Common Stock, cash dividends or distributions payable pursuant to this Section 2.2 or any other amounts otherwise payable pursuant to this Agreement to any holder of CIT Common Stock, CIT Preferred Stock or CIT Equity Awards, such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax law. To the extent that amounts are so withheld by BancShares or the Exchange

Agent, as the case may be, and paid over to the appropriate governmental authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of CIT Common Stock, CIT Preferred Stock or CIT Equity Awards in respect of which the deduction and withholding was made by BancShares or the Exchange Agent, as the case may be.
(h) In the event any Old Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Old Certificate to be lost, stolen or destroyed and, if required by BancShares or the Exchange Agent, the posting by such person of a bond in such amount as BancShares or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Old Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Old Certificate the shares of BancShares Class A Common Stock and any cash in lieu of fractional shares, or the shares of New BancShares Preferred Stock, as applicable, deliverable in respect thereof pursuant to this Agreement.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF CIT
Except (a) as disclosed in the disclosure schedule delivered by CIT to the BancShares Parties concurrently herewith (the “CIT Disclosure Schedule”); provided, that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the CIT Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by CIT that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to have a Material Adverse Effect and (iii) any disclosures made with respect to a section of Article III shall be deemed to qualify (1) any other section of Article III specifically referenced or cross-referenced and (2) other sections of Article III to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections or (b) as disclosed in any CIT Reports filed by CIT since December 31, 2016, and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), CIT hereby represents and warrants to the BancShares Parties as follows:
3.1 Corporate Organization.
(a) CIT is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, is a bank holding company duly registered under the Bank Holding Company Act of 1956, as amended (the “BHC Act”). CIT has the corporate power and authority to own, lease or operate all its properties and assets and to carry on its business as it is now being conducted. CIT engages in activities and holds properties only of the types permitted to bank holding companies by the BHC Act and the rules and regulations promulgated thereunder. CIT is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on CIT. As used in this Agreement, the term “Material Adverse Effect” means, with respect to the BancShares Parties, CIT or the Surviving Bank, as the case may be, any effect, change, event, circumstance, condition, occurrence or development (including such effect, change, event circumstance, condition, occurrence or development with respect to any matter whether or not pending as of the date of this Agreement that causes such matter (even if not a Material Adverse Effect previously) to constitute a Material Adverse Effect thereafter) that, either individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (i) the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries taken as a whole (provided, however, that, with respect to this clause (i), Material Adverse Effect shall not be deemed to include the impact of (A) changes, after the date hereof, in U.S. generally accepted accounting principles (“GAAP”) or applicable regulatory accounting requirements, (B) changes, after the date hereof, in laws, rules or regulations (including the Pandemic Measures) of general applicability to companies in the industries in which such party and its Subsidiaries operate, or interpretations thereof by courts or Governmental Entities, (C) changes, after the date hereof, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally and not specifically relating to such party or its Subsidiaries (including any such changes arising out of the Pandemic), (D) changes, after the date hereof, resulting from hurricanes, earthquakes, tornados, floods or other natural disasters or from any outbreak of any disease or other public health event (including the Pandemic), (E) public disclosure of the transactions contemplated hereby or actions expressly required by this Agreement or that are taken with the prior written consent of the other party in contemplation of the transactions contemplated hereby, or (F) a decline in the trading price of a party’s common stock or the failure, in and of itself, to meet earnings projections or internal financial forecasts, but not, in either case, including any underlying causes thereof; except, with respect to subclause (A), (B), (C) or (D), to the extent that the effects of such change are materially disproportionately adverse to the business, results of operations or financial condition of such party and its Subsidiaries, taken as a whole, as compared to similar companies in the banking industry) or (ii) the ability of such party to timely consummate the transactions contemplated hereby. As used in this Agreement, the term “Pandemic” means any outbreaks, epidemics or pandemics relating to SARS-CoV-2 or COVID-19, or any evolutions or mutations of thereof, or any other viruses (including influenza), and the governmental and other responses thereto; the term “Pandemic Measures” means any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shut down, closure, sequester or other directives, guidelines or recommendations promulgated by any Governmental Entity, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to the Pandemic; and the term “Subsidiary” when used with respect to any person, means any subsidiary of such person within the meaning ascribed to such term in either Rule 1-02 of Regulation S-X promulgated by the SEC or the BHC Act. True and complete copies of the certificate of incorporation of CIT, as amended (the “CIT Certificate of Incorporation”) and the amended and restated bylaws of CIT, as amended (the “CIT Bylaws”), in each case as in effect as of the date of this Agreement, have previously been made available by CIT to the BancShares Parties.
(b) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on CIT, each Subsidiary of CIT (a “CIT Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership, leasing or operation of property or the conduct of its business requires it to be so licensed or qualified or in good standing and (iii) has all requisite corporate power and authority to own, lease or operate its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of CIT or any Subsidiary of CIT to pay dividends or distributions except, in the case of CIT or a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all similarly regulated entities. The deposit accounts of each Subsidiary of CIT that is an insured depository institution are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit Insurance Fund (as defined in Section 3(y) of the Federal Deposit Insurance Act of 1950) to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened. Section 3.1(b) of the CIT Disclosure Schedule sets forth a true and complete list of all Subsidiaries of CIT that would constitute “significant subsidiaries” within the meaning of Rule 1-02 of Regulation S-X of the SEC as of the date hereof, as well as each such Subsidiary’s jurisdiction of incorporation, organization, or formation and CIT’s and/or a CIT Subsidiary’s percentage ownership of each such Subsidiary. There is no person whose results of operations, cash flows, changes in stockholders’ equity or financial position are consolidated in the financial statements of CIT other than the CIT Subsidiaries. Neither CIT nor any CIT Subsidiary is in violation, in any material respect, of its respective certificate of incorporation, bylaws, or other organizational or governing documents.
3.2 Capitalization.
(a) The authorized capital stock of CIT consists of 600,000,000 shares of CIT Common Stock and 100,000,000 shares of CIT Preferred Stock, par value $0.01 per share. As of October 13, 2020, there are (i) 98,526,477 shares of CIT Common Stock issued and outstanding; (ii) 64,658,739 shares of CIT Common Stock held in treasury; (iii) 1,661,874 shares of CIT Common Stock reserved for issuance upon the settlement of outstanding CIT RSU Awards; (iv) 475,664 shares of CIT Common Stock reserved for issuance upon the settlement of outstanding CIT Performance Unit Awards (assuming performance goals are satisfied at the target level); (v) 2,780,521 shares of CIT Common Stock reserved for issuance pursuant to future grants under the CIT equity plans, (vi) 1,446,225 shares of CIT Common Stock reserved for issuance under the ESPP; (vii) 325,000 shares of CIT Series A Preferred Stock issued and outstanding and (viii) 8,000,000 shares of CIT Series B Preferred Stock issued and outstanding. As of the date of this Agreement, except as set forth in the immediately preceding sentence, and for changes since October 13, 2020 resulting from the exercise, vesting or settlement of any CIT Equity Awards described in the immediately preceding sentence, there are no shares of capital stock or other voting securities or equity interests of CIT issued, reserved for issuance or outstanding. All the issued and outstanding shares of CIT Common Stock and CIT Preferred Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. CIT is current on all dividends payable on the outstanding shares of CIT Preferred Stock, and has complied in all material respects with terms and conditions thereof. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which stockholders of CIT may vote. Other than CIT RSU Awards, CIT Performance Unit Awards and accumulated contributions to purchase shares of CIT Common Stock under the ESPP (collectively, “CIT Equity Awards”) issued or accumulated prior to the date of this Agreement as described in this Section 3.2(a), as of the date of this Agreement there are no outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, or rights of first refusal or similar rights, puts, calls, commitments or agreements of any character to which CIT or any its Subsidiaries is a party relating to, or securities or rights convertible or exchangeable into or exercisable for, shares of capital stock or other voting or equity securities of or ownership interest in CIT or any its Subsidiaries, or contracts, commitments, understandings or arrangements by which CIT or any its Subsidiaries may become bound to issue additional shares of its capital stock or other equity or voting securities of or ownership interests in CIT or any its Subsidiaries, or that otherwise obligate CIT or any its Subsidiaries to issue, transfer, sell, purchase, redeem or otherwise acquire, any of the foregoing (collectively, “CIT Securities”, and any of the foregoing in respect of Subsidiaries of CIT, collectively, “CIT Subsidiary Securities”). Other than CIT Equity Awards, no equity-based awards (including any cash awards where the amount of payment is determined, in whole or in part, based on the price of any capital stock of CIT or any of its Subsidiaries) are outstanding. There are no voting trusts, stockholder agreements, proxies or other agreements in effect to which CIT or any of its Subsidiaries is a party with respect to the voting or transfer of CIT Common Stock, capital stock or other voting or equity securities or ownership interests of CIT or granting any stockholder or other person any registration rights.
(b) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on CIT, CIT owns, directly or indirectly, all the issued and outstanding shares of capital stock or other equity ownership interests of each of the CIT Subsidiaries, free and clear of any liens, claims, title defects, mortgages, pledges, charges, encumbrances and security interests whatsoever (“Liens”), and all such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to Subsidiaries that are depository institutions, as provided under 12 U.S.C. § 55) and free of preemptive rights, with no personal liability attaching to the ownership thereof.
3.3 Authority; No Violation.
(a) CIT has full corporate power and authority to execute and deliver this Agreement, and the CIT Subsidiary Bank has full corporate power and authority to execute and deliver the Bank Merger Agreement, and in each case to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement by CIT, the performance by CIT of its obligations hereunder and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of CIT. The Board of Directors of CIT has determined that the consummation of the transactions contemplated hereby, on the terms and conditions set forth in this Agreement, is advisable and in the best interests of CIT and its stockholders, has adopted and approved this Agreement and the transactions contemplated hereby (including the Merger and the Second Step Merger), and has directed that this Agreement be submitted to CIT’s stockholders for approval at a meeting of such stockholders and has adopted a resolution to the foregoing effect. Except for the approval of this Agreement by the affirmative vote of a majority of the outstanding shares of CIT Common Stock entitled to vote on this Agreement (the “Requisite CIT Vote”) and the approval of this Agreement and the Bank Merger Agreement by the Board of Directors of CIT Subsidiary Bank and CIT as CIT Subsidiary Bank’s sole stockholder, no other corporate proceedings on the part of CIT are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by CIT and (assuming due authorization, execution and delivery by the BancShares Parties) constitutes a valid and binding obligation of CIT, enforceable against CIT in accordance with its terms (except in all cases as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws of general applicability affecting the rights of creditors generally and the availability of equitable remedies (the “Enforceability Exceptions”)). The Bank Merger Agreement will be duly and validly executed and delivered by CIT Subsidiary Bank and (assuming due authorization, execution and delivery by FCB) will constitute a valid and binding obligation of CIT Subsidiary Bank, enforceable against CIT Subsidiary Bank in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions).
(b) Neither the execution, delivery or performance of this Agreement by CIT, nor the execution, delivery, or performance of the Bank Merger Agreement by CIT Subsidiary Bank, nor the consummation by CIT or CIT Subsidiary Bank of the transactions contemplated hereby or thereby (including the Merger, the Second Step Merger, and the Bank Merger), nor compliance by CIT or CIT Subsidiary Bank with any of the terms or provisions hereof or thereof, will (i) violate any provision of the CIT Certificate of Incorporation, the CIT Bylaws or the certificate of incorporation and bylaws of CIT Subsidiary Bank or (ii) assuming that the consents and approvals referred to in Section 3.4 are duly obtained, (x) violate any law, statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to CIT or any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of CIT or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which CIT or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clauses (x) and (y) above) for such violations, conflicts, breaches or defaults that, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on CIT.
3.4 Consents and Approvals. Except for (a) the filing of any required applications, filings and notices, as applicable, with the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) under the BHC Act and approval of such applications, filings and notices, (b) the filing of any required applications, filings and notices, as applicable, with the FDIC and the North Carolina Office of the Commissioner of Banks (“NCCOB”) in connection with the Bank Merger and approval of such applications, filings and notices, (c) the filing of any required applications, filings or notices with the Financial Industry Regulatory Authority (“FINRA”) and approval of such applications, filings and notices, (d) the filing of any required applications, filings or notices with any state regulatory authorities listed on Section 3.4 of the CIT Disclosure Schedule or Section 4.4 of the BancShares Disclosure Schedule and approval of such applications, filings and notices, (e) the filing of any required applications, filings and notices, as applicable, with Nasdaq, (f) the filing by CIT with the Securities and Exchange Commission (the “SEC”) of a joint proxy statement in definitive form (including any amendments or supplements thereto, the “Joint Proxy Statement”), and the registration statement on Form S-4 in which the Joint Proxy Statement will be included as a prospectus, to be filed with the SEC by BancShares in connection with the transactions contemplated by this Agreement (the “S-4”) and the declaration of effectiveness of the S-4, (g) the filing of the DE Certificate of Merger with the Delaware Secretary pursuant to the DGCL, the filing of the Second Step NC Articles of Merger with the North Carolina Secretary of State pursuant to the NCBCA, the filing of the Second Step DE Certificate of Merger with the Delaware Secretary pursuant to the DGCL, the filing of the Bank Merger Certificates with the applicable Governmental Entities as required by applicable law, and the filing of the Certificate of Designations for the New BancShares Preferred Stock with the Delaware Secretary, (h) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of BancShares Class A Common Stock and New BancShares Preferred Stock pursuant to this Agreement and the approval of the listing of such BancShares Class A Common Stock and New BancShares Series C Preferred Stock on Nasdaq, (i) such filings as may be required in connection with BancShares assuming the Senior and Subordinated Notes and CIT’s covenants, agreements, and obligations under and relating to the Indenture, dated as of March 15, 2012, among CIT, as issuer, Wilmington Trust, National Association, as trustee, and Deutsche Bank Trust Company Americas, as paying agent, security registrar and authenticating agent (the “2012 Indenture”) and the Indenture, dated as of March 9, 2018, among CIT, as issuer, Wilmington Trust, National Association, as trustee, and Deutsche Bank Trust Company Americas, as paying agent, security registrar and authenticating (the “2018 Indenture”), if any, in each case subject to the terms and conditions of the 2012 Indenture and 2018 Indenture, as applicable and

(j) such notifications, consents and approvals as are required to be made or obtained of private funds and other advisory clients of CIT’s registered investment advisors, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental or regulatory authority or instrumentality or SRO (each a “Governmental Entity”) are necessary in connection with (i) the execution, delivery and performance by CIT of this Agreement or the execution, delivery, or performance by CIT Subsidiary Bank of the Bank Merger Agreement, or (ii) the consummation by CIT and CIT Subsidiary Bank of the Merger and the Second Step Merger and the other transactions contemplated hereby (including the Bank Merger). CIT is not aware of any reason why the necessary regulatory approvals and consents will not be received by CIT to permit consummation of the Merger, the Second Step Merger, and Bank Merger on a timely basis. As used in this Agreement, the term “Senior and Subordinated Notes” means those certain (i) 5.000% Senior Unsecured Notes due 2022, issued pursuant to the 2012 Indenture, (ii) 5.000% Senior Unsecured Notes due 2023, issued pursuant to the 2012 Indenture, (iii) 4.125% Senior Unsecured Notes due 2021, issued pursuant to the 2012 Indenture, (iv) 5.250% Senior Unsecured Notes due 2025, issued pursuant to the 2012 Indenture, (v) 6.125% Subordinated Notes due 2028, issued pursuant to the 2018 Indenture, (vi) 4.750% Senior Unsecured Notes due 2024, issued pursuant to the 2012 Indenture, (vii) 4.125% Fixed-to Fixed Rate Subordinated Notes due 2029, issued pursuant to the 2018 Indenture and (viii) 3.929% Senior Unsecured Fixed-to-Floating Rate Notes due 2024, issued pursuant to the 2012 Indenture.
3.5 Reports. CIT and each of its Subsidiaries have timely filed (or furnished) all reports, forms, correspondence, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2018 with (i) any state regulatory authority, (ii) the SEC, (iii) the Federal Reserve Board, (iv) the FDIC, (v) the OCC, (vi) any foreign regulatory authority and (vii) any self-regulatory organization (an “SRO”) (clauses (i) – (vii), collectively “Regulatory Agencies”), including any report, form, correspondence, registration or statement required to be filed (or furnished, as applicable) pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and except where the failure to timely file (or furnish, as applicable) such report, form, correspondence, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on CIT. As of their respective dates, such reports, forms, correspondence, registrations and statements, and other filings, documents, and instruments were complete and accurate and complied with all applicable laws, in each case, except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CIT. CIT and each of its Subsidiaries have paid all material fees and assessments due and payable in connection with such reports, forms, correspondence, registrations and statements, and other filings, documents, and instruments. Subject to Section 9.14, except for normal examinations conducted by a Regulatory Agency in the ordinary course of business of CIT and its Subsidiaries, no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of CIT, investigation into the business or operations of CIT or any of its Subsidiaries since January 1, 2018, except where such proceedings or investigations would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CIT. Subject to Section 9.14, there (i) is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of CIT or any of its Subsidiaries and (ii) has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of CIT or any of its Subsidiaries since January 1, 2018, in each case, which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CIT.
3.6 Financial Statements.
(a) The financial statements of CIT and its Subsidiaries included (or incorporated by reference) in the CIT Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of CIT and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of CIT and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of CIT and its Subsidiaries have since December 31,

2017, been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements, except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CIT. Since December 31, 2017, no independent public accounting firm of CIT has resigned (or informed CIT that it intends to resign) or been dismissed as independent public accountants of CIT as a result of or in connection with any disagreements with CIT on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.
(b) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CIT, neither CIT nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of CIT included in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2020 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since June 30, 2020, or in connection with this Agreement and the transactions contemplated hereby.
(c) The records, systems, controls, data and information of CIT and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership of CIT or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership that would not reasonably be expected to have a Material Adverse Effect on CIT. CIT (x) has implemented and maintains disclosure controls and procedures and internal controls over financial reporting (as defined in Rule 13a-15(e) and (f), respectively, of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) to ensure that material information relating to CIT, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of CIT by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to CIT’s outside auditors and the audit committee of CIT’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect CIT’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in CIT’s internal controls over financial reporting. These disclosures were made in writing by management to CIT’s auditors and audit committee and true, correct and complete copies of such disclosures have been made available by CIT to the BancShares Parties. There is no reason to believe that CIT’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.
(d) Since January 1, 2018, (i) neither CIT nor any of its Subsidiaries, nor, to the knowledge of CIT, any director, officer, auditor, accountant or representative of CIT or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of CIT or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that CIT or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no employee of or attorney representing CIT or any of its Subsidiaries, whether or not employed by CIT or any of its Subsidiaries, has reported evidence of a material violation of securities laws or banking laws, breach of fiduciary duty or similar violation by CIT or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Board of Directors of CIT or any committee thereof or the Board of Directors or similar governing body of any CIT Subsidiary or any committee thereof, or to the knowledge of CIT, to any director or officer of CIT or any CIT Subsidiary.
3.7 Broker’s Fees. With the exception of the engagement of Keefe, Bruyette & Woods, Inc. and Morgan Stanley & Co. LLC, neither CIT nor any CIT Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement. CIT has disclosed to the BancShares Parties as of the date hereof the aggregate fees provided for in connection with the engagement by CIT of Keefe, Bruyette & Woods, Inc. and Morgan Stanley & Co. LLC related to the Merger and the other transactions contemplated hereunder.
3.8 Absence of Certain Changes or Events.
(a) Since December 31, 2019, there has not been any effect, change, event, circumstance, condition, occurrence or development that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CIT.
(b) Since December 31, 2019, CIT and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course. For purposes of this Agreement, the term “ordinary course,” with respect to either party, shall take into account the commercially reasonable actions taken by such party and its Subsidiaries in response to the Pandemic and the Pandemic Measures.
3.9 Legal and Regulatory Proceedings.
(a) Subject to Section 9.14, except as would not reasonably be expected to, either individually or in the aggregate, have a Material Adverse Effect on CIT, neither CIT nor any of its Subsidiaries is a party to any, and there are no outstanding or pending or, to the knowledge of CIT, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against CIT or any of its Subsidiaries or any of their current or former directors or executive officers or challenging the validity or propriety of the transactions contemplated by this Agreement.
(b) Subject to Section 9.14, there is no material injunction, order, judgment, decree, or regulatory restriction imposed upon CIT, any of its Subsidiaries or the assets of CIT or any of its Subsidiaries (or that, upon consummation of the transactions contemplated by this Agreement, would apply to BancShares or any of its affiliates).
3.10 Taxes.
(a) Each of CIT and its Subsidiaries (i) has timely filed or caused to be timely filed, taking into account any extensions, all U.S. federal income Tax Returns and all other material Tax Returns required to be filed by it and such Tax Returns are true, correct and complete in all material respects, and (ii) has timely paid all material Taxes required to have been paid by it (whether or not shown on any Tax Return), except for Taxes that are being contested in good faith in appropriate proceedings or for which adequate reserves have been established in accordance with GAAP.
(b) Each of CIT and its Subsidiaries has complied in all material respects with all applicable Laws relating to the payment, collection, withholding and remittance of Taxes, including with respect to payments made to or received from any employee, creditor, stockholder, customer or other third party.
(c) There are no Liens for Taxes upon any property or assets of CIT or any of its Subsidiaries, except for statutory Liens for Taxes not yet due and payable.
(d) There is no audit, examination, deficiency, refund litigation, proposed adjustment or matter in controversy with respect to any Taxes or Tax Return of CIT or its Subsidiaries, and neither CIT nor any of its Subsidiaries has received written notice of any claim made by a Governmental Entity in a jurisdiction where CIT or any of its Subsidiaries, as applicable, does not file a Tax Return, that CIT or such Subsidiary is or may be subject to income taxation by that jurisdiction. No deficiency with respect to any Taxes has been proposed, asserted or assessed in writing against CIT or any of its Subsidiaries, and no requests for waivers of the time to assess any Taxes are pending.
(e) Neither CIT nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any material Tax that remains in effect (other than extension or waiver granted in the ordinary course of business).
(f) Neither CIT nor any of its Subsidiaries (i) is or has been a member of any affiliated, consolidated, combined, unitary or similar group for Tax purposes (other than a group of which CIT or a Subsidiary of CIT is the common parent), (ii) is a party to or is bound by any Tax sharing, allocation or indemnification agreement

(other than any such agreement entered into in the ordinary course of business and the principal subject matter of which is not Taxes) or (iii) has any liability for Taxes of any person (other than CIT and its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law) or as transferee or successor.
(g) Within the past five (5) years, none of CIT or any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify for tax-free treatment under Section 355 of the Code.
(h) Neither CIT nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).
(i) Neither CIT nor any of its Subsidiaries has taken or agreed to take any action or is aware of any fact or circumstance that would prevent or impede, or could reasonably be expected to prevent or impede, the Merger and the Second Step Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
(j) As used in this Agreement, the term “Tax” or “Taxes” means all federal, state, local, and foreign income, excise, gross receipts, ad valorem, profits, gains, property, capital, sales, transfer, use, license, payroll, employment, social security, severance, unemployment, withholding, duties, excise, windfall profits, intangibles, franchise, backup withholding, value added, alternative or add-on minimum, estimated and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest imposed by any Governmental Authority with respect thereto.
(k) As used in this Agreement, the term “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Entity.
Notwithstanding any other provision in this Agreement, (i) the representations and warranties contained in this Section 3.10 are the only representations and warranties being made by CIT and its Subsidiaries with respect to Taxes and (ii) no representation or warranty is made with respect to the existence, availability, amount, usability, or limitations (or lack thereof) of any net operating loss, net operating loss carryforward, capital loss, capital loss carryforward, basis amount or other Tax attribute (whether federal, state, local or foreign) of CIT or any of its Subsidiaries.
3.11 Employees.
(a) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CIT, each CIT Benefit Plan has been established, operated and administered in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code. For purposes of this Agreement, the term “CIT Benefit Plans” means all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), whether or not subject to ERISA, and all equity, bonus or incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, termination, change in control, retention, employment, welfare, insurance, medical, fringe or other benefit plans, programs, agreements, contracts, policies, arrangements or remuneration of any kind with respect to which CIT or any Subsidiary or any trade or business of CIT or any of its Subsidiaries, whether or not incorporated, all of which together with CIT would be deemed a “single employer” within the meaning of Section 4001 of ERISA (a “CIT ERISA Affiliate”), is a party or has any current or future obligation or that are maintained, contributed to or sponsored by CIT or any of its Subsidiaries or any CIT ERISA Affiliate for the benefit of any current or former employee, officer, director or independent contractor of CIT or any of its Subsidiaries or any CIT ERISA Affiliate, excluding, in each case, any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”).
(b) CIT has made available to the BancShares Parties true and complete copies of each material CIT Benefit Plan and the following related documents, to the extent applicable: (i) all summary plan descriptions, amendments, modifications or material supplements, (ii) the most recent annual report (Form 5500) filed with the Internal Revenue Service (the “IRS”), (iii) the most recently received IRS determination letter, and (iv) the most recently prepared actuarial report.

(c) The IRS has issued a favorable determination letter or opinion with respect to each CIT Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “CIT Qualified Plans”) and the related trust, which letter or opinion has not been revoked (nor has revocation been threatened), and, to the knowledge of CIT, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any CIT Qualified Plan or the related trust.
(d) Except as would not result in any material liability to CIT, with respect to each CIT Benefit Plan that is subject to Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code: (i) the minimum funding standard under Section 302 of ERISA and Sections 412 and 430 of the Code has been satisfied and no waiver of any minimum funding standard or any extension of any amortization period has been requested or granted, (ii) no such plan is in “at-risk” status for purposes of Section 430 of the Code, (iii) the present value of accrued benefits under such CIT Benefit Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such CIT Benefit Plan’s actuary with respect to such CIT Benefit Plan, did not, as of its latest valuation date, exceed the then current fair market value of the assets of such CIT Benefit Plan allocable to such accrued benefits, (iv) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, (v) all premiums to the Pension Benefit Guaranty Corporation (the “PBGC”) have been timely paid in full, (vi) no liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is expected to be incurred by CIT or any of its Subsidiaries, and (vii) the PBGC has not instituted proceedings to terminate any such CIT Benefit Plan.
(e) None of CIT and its Subsidiaries nor any CIT ERISA Affiliate has, at any time during the last six (6) years, contributed to or been obligated to contribute to a Multiemployer Plan or a plan that has two (2) or more contributing sponsors at least two (2) of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”), and none of CIT and its Subsidiaries nor any CIT ERISA Affiliate has incurred any liability that has not been satisfied to a Multiemployer Plan or Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or Multiple Employer Plan.
(f) Except as would not result in any material liability to CIT, no CIT Benefit Plan provides for any post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code.
(g) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CIT, all contributions required to be made to any CIT Benefit Plan by applicable law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any CIT Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of CIT.
(h) There are no pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted, and, to CIT’s knowledge, no set of circumstances exists which may reasonably give rise to a claim or lawsuit, against the CIT Benefit Plans, any fiduciaries thereof with respect to their duties to the CIT Benefit Plans or the assets of any of the trusts under any of the CIT Benefit Plans that would reasonably be expected to result in any liability of CIT or any of its Subsidiaries in an amount that would be material to CIT and its Subsidiaries, taken as a whole.
(i) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CIT, none of CIT and its Subsidiaries nor any CIT ERISA Affiliate has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA) which would reasonably be expected to subject any of the CIT Benefit Plans or their related trusts, CIT, any of its Subsidiaries or any CIT ERISA Affiliate to any material Tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.
(j) Except as set forth in Section 3.11(j) of the CIT Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in the acceleration of vesting, exercisability, funding or delivery of, or increase in the amount or value of, any payment, right or other benefit to any employee, officer, director or other service provider of CIT or any of its Subsidiaries, or result in any limitation on the right of CIT or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any CIT Benefit Plan or related trust on or after the Effective Time. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by CIT or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code.
(k) No CIT Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code, or otherwise.
(l) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CIT, there are no pending or, to CIT’s knowledge, threatened labor grievances or unfair labor practice claims or charges against CIT or any of its Subsidiaries, or any strikes or other labor disputes against CIT or any of its Subsidiaries. Neither CIT nor any of its Subsidiaries is party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of CIT or any of its Subsidiaries and there are no pending or, to the knowledge of CIT, threatened organizing efforts by any union or other group seeking to represent any employees of CIT or any of its Subsidiaries.
3.12 SEC Reports. CIT has previously made available to the BancShares Parties an accurate and complete copy of each (a) final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC since December 31, 2017 by CIT pursuant to the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act (the “CIT Reports”) and (b) communication mailed by CIT to its stockholders since December 31, 2017 and prior to the date hereof, and no such CIT Report or communication, as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. Since December 31, 2017, as of their respective dates, all CIT Reports filed or furnished under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. No executive officer of CIT has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding comments from, or unresolved issued raised by, the SEC with respect to any of the CIT Reports.
3.13 Compliance with Applicable Law.
(a) CIT and each of its Subsidiaries hold, and have at all times since December 31, 2017, held, all licenses, registrations, franchises, certificates, variances, permits, charters and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, registration, franchise, certificate, variance, permit, charter or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on CIT, and to the knowledge of CIT, no suspension or cancellation of any such necessary license, registration, franchise, certificate, variance, permit, charter or authorization is threatened.
(b) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on CIT, CIT and each of its Subsidiaries have complied with and are not in default or violation under, and to the knowledge of CIT, there are no facts or circumstances that would reasonably be expected to cause CIT or any of its Subsidiaries to violate, any applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to CIT or any of its Subsidiaries, including all laws related to data protection or privacy (including laws relating to the privacy and security of data or information that constitutes personal data or personal information under applicable law (“Personal Data”)), the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Coronavirus Aid, Relief, and Economic Security (CARES) Act, the Small Business Act, the Dodd-Frank Wall

Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, any regulations applicable to the United States Department of the Treasury Home Affordable Modification Program, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, Title V of the Gramm-Leach-Bliley Act, the Health Insurance Portability and Accountability Act of 1996, the General Data Protection Regulation (Regulation (EU) 2016/679), the California Consumer Privacy Act, any and all Sanctions laws or regulations enforced by the Office of Foreign Assets Control (“OFAC”) of the United States Department of Treasury and any other law, policy or guideline relating to bank secrecy, discriminatory lending, financing or leasing practices, consumer protection, money laundering prevention, foreign assets control, Sanctions laws and regulations, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, Regulation O, the Real Estate Procedures Act, any applicable federal or state laws relating to consumer protection, installment sales, or usury, all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans, and all laws respecting employment and employment practices, terms and conditions of employment, collective bargaining, worker classification, disability, immigration, health and safety, wages, hours and benefits, non-discrimination in employment and workers’ compensation. CIT and its Subsidiaries have established and maintain a system of internal controls designed to ensure compliance in all material respects by CIT and its Subsidiaries with applicable financial recordkeeping and reporting requirements of applicable money laundering prevention laws in jurisdictions where CIT and its Subsidiaries conduct business.
(c) CIT Subsidiary Bank is an “insured depository institution” as defined in the Federal Deposit Insurance Act of 1950 and applicable regulations thereunder. CIT Subsidiary Bank has a Community Reinvestment Act rating of “satisfactory” or better. The deposits of CIT Subsidiary Bank are insured by the FDIC in accordance with the Federal Deposit Insurance Act of 1950 to the full extent permitted by law, and CIT Subsidiary Bank has timely paid all premiums and assessments and timely filed all reports required by the Federal Deposit Insurance Act of 1950, except, as to the filing of such reports, where the failure to timely file such reports has not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CIT. No proceeding for the revocation or termination of such deposit insurance is pending or, to the knowledge of CIT, threatened. All of the deposits held by CIT Subsidiary Bank (including the records and documentation pertaining to such deposits) have been established and are held in compliance with (i) all applicable policies, practices and procedures of CIT Subsidiary Bank, and (ii) all applicable laws, including anti-money laundering and anti-terrorism laws and embargoed persons requirements, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on CIT.
(d) CIT maintains a written information privacy and security program that complies in all material respects with all requirements of all applicable data protection laws, maintains reasonable measures to protect the privacy, confidentiality and security of all Personal Data against any (i) unauthorized access, loss or misuse of Personal Data, (ii) unauthorized or unlawful operations performed upon Personal Data, or (iii) other act or omission that compromises the privacy, security or confidentiality of Personal Data (clauses (i) through (iii), a “Security Breach”). To the knowledge of CIT, CIT has not experienced any Security Breach that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on CIT or require a report to a Regulatory Agency that has not been made. To the knowledge of CIT, there are no data security or other technological vulnerabilities with respect to its information technology systems or networks that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on CIT.
(e) Without limitation, none of CIT or any of its Subsidiaries, or to the knowledge of CIT, any director, officer, employee, agent or other person acting on behalf of CIT or any of its Subsidiaries has, directly or indirectly, (i) used any funds of CIT or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of CIT or any of its Subsidiaries, (iii) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (iv) established or maintained any unlawful fund of monies or other assets of CIT or any of its Subsidiaries, (v) made any fraudulent entry on the books or records of CIT or any of its Subsidiaries, or (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business, to obtain special concessions for CIT or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for CIT or any of its Subsidiaries, or, in the past five (5) years, has been subject to any applicable Sanctions or in violation of any Sanctions laws or regulations, except in each case as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on CIT. As used in this Agreement, “Sanctions” means any and all economic sanctions, trade sanctions, financial sanctions, sectoral sanctions, trade embargoes, anti-terrorism laws and other sanctions laws, regulations or embargoes, including those imposed, administered or enforced from time to time by: (i) the United States of America, including those administered by OFAC, the U.S. Department of State, the U.S. Department of Commerce, or through any existing executive order, (ii) the United Nations Security Council, (iii) the European Union or any European Union member state, (iv) Her Majesty’s Treasury of the United Kingdom, or (v) any other Governmental Entity with jurisdiction of CIT or the BancShares Parties, as applicable, or their respective Subsidiaries.
(f) As of the date hereof, CIT, CIT Subsidiary Bank and each other insured depository institution Subsidiary of CIT is “well-capitalized” (as such term is defined in the relevant regulation of the institution’s primary bank regulator).
(g) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on CIT, (i) CIT and each of its Subsidiaries have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state, federal and foreign law; and (ii) none of CIT, any of its Subsidiaries, or any of its or its Subsidiaries’ directors, officers or employees, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are true and correct and accurately reflect the assets and results of such fiduciary account.
3.14 Certain Contracts.
(a) Except as set forth in Section 3.14(a) of the CIT Disclosure Schedule or as filed with any CIT Reports, as of the date hereof, neither CIT nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral, but excluding any CIT Benefit Plan):
(i) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);
(ii) which contains a provision that materially restricts the conduct of any line of business by CIT or any of its Subsidiaries or upon consummation of the transactions contemplated by this Agreement will materially restrict the ability of BancShares or any of its affiliates to engage in any line of business or in any geographic region;
(iii) with or to a labor union or guild (including any collective bargaining agreement);
(iv) with any record or beneficial owner of five percent (5%) or more of the outstanding CIT Common Stock;
(v) any of the benefits of or obligations under which will arise or be increased or accelerated by the occurrence of the execution and delivery of this Agreement, receipt of the Requisite CIT Vote or the announcement or consummation of any of the transactions contemplated by this Agreement, or under which a right of cancellation or termination will arise as a result thereof, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement, where such increase or acceleration of benefits or obligations, right of cancellation or termination, or change in calculation of value of benefits would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on CIT;
(vi) (A) that relates to the incurrence of indebtedness by CIT or any of its Subsidiaries, including any sale and leaseback transactions, capitalized leases and other similar financing arrangements (other than deposit liabilities, trade payables, federal funds purchased, advances and loans from the Federal Home Loan Bank and securities sold under agreements to repurchase, in each case incurred in the ordinary course of business consistent with past practice), or (B) that provides for the guarantee, support, assumption or endorsement by CIT or any of its Subsidiaries of, or any similar commitment by CIT or any of its Subsidiaries with respect to, the obligations, liabilities or indebtedness of any other person, in the case of each of clauses (A) and (B), in the principal amount of $10,000,000 or more;

(vii) that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of CIT or its Subsidiaries;
(viii) that is a consulting agreement or data processing, software programming or licensing contract involving the payment of more than $5,000,000 per annum (other than any such contracts which are terminable by CIT or any of its Subsidiaries on sixty (60) days or less notice without any required payment or other conditions, other than the condition of notice);
(ix) that is a settlement, consent or similar agreement and contains any material continuing obligations of CIT or any of its Subsidiaries;
(x) that requires CIT or any of its Subsidiaries, to purchase all of its requirements for a given product, good, or service, in each case, that is material to CIT and its Subsidiaries, taken as a whole, from a given person; or
(xi) that relates to the acquisition or disposition of any person, business or asset and under which CIT or its Subsidiaries have or may have a material obligation or liability.
Each contract, arrangement, commitment or understanding of the type described in this Section 3.14(a), whether or not set forth in the CIT Disclosure Schedule, is referred to herein as a “CIT Contract.” CIT has made available to the BancShares Parties true, correct and complete copies of each CIT Contract in effect as of the date hereof.
(b) (i) Each CIT Contract is valid and binding on CIT or one of its Subsidiaries, as applicable, and in full force and effect, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on CIT, (ii) CIT and each of its Subsidiaries have in all material respects complied with and performed all obligations required to be complied with or performed by any of them to date under each CIT Contract, except where such noncompliance or nonperformance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on CIT, (iii) to the knowledge of CIT, each third-party counterparty to each CIT Contract has in all material respects complied with and performed all obligations required to be complied with and performed by it to date under such CIT Contract, except where such noncompliance or nonperformance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on CIT, (iv) neither CIT nor any of its Subsidiaries has knowledge of, or has received notice of, any violation of any CIT Contract by any of the other parties thereto which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CIT and (v) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material breach or default on the part of CIT or any of its Subsidiaries, or to the knowledge of CIT, any other party thereto, of or under any such CIT Contract, except where such breach or default, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on CIT.
3.15 Securitizations. Other than (x) Standard Securitization Undertakings and (y) in the case of a Non-Recourse Subsidiary, any Securitization Contract of such Non-Recourse Subsidiary and any other contract governing the indebtedness of such Non-Recourse Subsidiary for borrowed money, no contract governing any indebtedness for borrowed money of the Non-Recourse Subsidiaries, nor any other Securitization Contract, would require CIT or any of its Subsidiaries to make a material payment directly related to (A) one or more uncollectible or uncollected loans or receivables, or (B) one or more failures of any Non-Recourse Subsidiary to make a payment to (1) any lender to such Non-Recourse Subsidiary, (2) any holder of a note issued by such Non-Recourse Subsidiary, (3) any other creditor of such Non-Recourse Subsidiary, or (4) any agent, custodian or trustee for any such lender, holder or creditor. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CIT, none of CIT nor any of its Subsidiaries is in violation of any representations made pursuant to any operative contract governing any indebtedness for borrowed money of any Non-Recourse Subsidiary or any other Securitization Contract relating to the ability of CIT, any of its Subsidiaries or any Non-Recourse Subsidiary to perform its obligations under any Securitization Contract (or any contract, agreement or instrument referenced in any Securitization Contract). As used in this Agreement, the term “Non-Recourse Subsidiary” means any Subsidiary of CIT (other than the CIT Subsidiary Bank), in the case of CIT, or Subsidiary of BancShares (other than the FCB or Merger Sub), in the case of BancShares, whose purpose is to engage in, and which engages in no activities and holds no assets other than those incidental to, a securitization transaction or series of securitization transactions with respect to assets contributed by, or purchased or otherwise acquired from, CIT, BancShares or any of their Subsidiaries, as applicable; the term “Securitization Contract” means any receivables purchase agreement, loan purchase agreement, other purchase agreement, guaranty, security agreement, fee letter, trust agreement, custodial agreement, servicing agreement, backup servicing agreement or similar securitization contract to which any Non-Recourse Subsidiary is a party (including any Contract between any Non-Recourse Subsidiary, on the one hand, and CIT, BancShares or any of their Subsidiaries, as applicable, on the other hand); the term “Securitization Repurchase Obligation” means any obligation of CIT, BancShares or any of their Subsidiaries, as applicable (other than a Non-Recourse Subsidiary), to repurchase assets from a Non-Recourse Subsidiary due to a breach of representations and warranties contained in the applicable Securitization Contracts relating to the origination, sale or servicing of such assets, a failure by the underlying obligors of such assets to make payment, or for other reasons which CIT or BancShares, as applicable, has determined in good faith are customary in a Securitization Contract; and the term “Standard Securitization Undertakings” means representations, warranties, covenants, guarantees, indemnities and comparable obligations entered into by CIT, BancShares or any of their Subsidiaries, as applicable (other than a Non-Recourse Subsidiary), which CIT or BancShares, as applicable, has determined in good faith to be customary in a Securitization Contract, including those relating to the servicing of the assets of a Non-Recourse Subsidiary, it being understood that any Securitization Repurchase Obligation shall be deemed to be a Standard Securitization Undertaking.
3.16 Agreements with Regulatory Agencies. Subject to Section 9.14, neither CIT nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2018, a recipient of any supervisory letter from, or since January 1, 2018, has adopted any policies, procedures or board resolutions at the request or suggestion of, any Regulatory Agency or other Governmental Entity that currently restricts in any material respect or would reasonably be expected to restrict in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the CIT Disclosure Schedule, a “CIT Regulatory Agreement”), nor has CIT or any of its Subsidiaries been advised since January 1, 2018, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering, or requesting any such CIT Regulatory Agreement.
3.17 Environmental Matters. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CIT, CIT and its Subsidiaries are in compliance, and have complied, with all federal, state or local law, regulation, order, decree, permit, authorization, common law or agency requirement relating to: (a) the protection or restoration of the environment, health and safety as it relates to hazardous substance exposure or natural resource damages, (b) the handling, use, presence, disposal, release or threatened release of, or exposure to, any hazardous substance, or (c) noise, odor, wetlands, indoor air, pollution, contamination or any injury to persons or property from exposure to any hazardous substance (collectively, “Environmental Laws”). There are no legal, administrative, arbitral or other proceedings, claims, notice, citations or actions, or to the knowledge of CIT, any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on CIT or any of its Subsidiaries of any liability or obligation arising under any Environmental Law pending or threatened against CIT, which liability or obligation would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CIT. To the knowledge of CIT, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CIT. CIT is not subject to any settlement agreement, consent agreement, consent order, or other document pursuant to which any legal, administrative, arbitral or other proceeding, claim, notice, citation or action, or to the knowledge of CIT, any private environmental investigation or remediation activity or governmental investigation, or proceeding threatened against CIT or any of its Subsidiaries (a) relating to alleged noncompliance (including by any predecessor) with or liability under any Environmental Law or (b) relating to the presence of or release into the environment of any hazardous substance, in each case, except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CIT.

3.18 Investment Securities, Commodities and Derivatives.
(a) Each of CIT and its Subsidiaries has good title to all securities and commodities owned by it (except those sold under repurchase agreements) which are material to CIT’s business on a consolidated basis, free and clear of any Lien, except to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of CIT or its Subsidiaries. Such securities and commodities are valued on the books of CIT in accordance with GAAP in all material respects.
(b) Neither CIT nor its Subsidiaries owns securities, in each case that are referred to generically as “structured notes,” “high risk mortgage derivatives,” “capped floating rate notes,” or “capped floating rate mortgage derivatives” or are likely to have changes in value as a result of interest or exchange rate changes that materially exceed normal changes in value attributable to interest or exchange rate changes. Except as would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on CIT, each swap, cap, floor, option agreement, future and forward contract and other similar derivative transactions and risk management arrangements (each a “Derivative Transaction”), which CIT or any of its Subsidiaries has entered into for its own account, or which the CIT or any of its Subsidiaries has agreed to enter into for their own account, was or will be entered into for bona fide hedging purposes and not for speculation. Each Derivative Transaction entered into for the account of the CIT or any of its Subsidiaries, or for the account of any customer thereof, and each such Derivative Transaction which CIT or any of its Subsidiaries has agreed to enter into, (i) was or will be entered into in the ordinary course of business, in accordance with applicable rules, regulations and policies of any Governmental Entity of competent jurisdiction, with counterparties believed to be financially responsible at the time, and (ii) is in full force and effect and constitutes a valid and legally binding obligation of CIT or such Subsidiary, as the case may be, enforceable against such person in accordance with its terms, in each case except as enforceability may be limited by the Enforceability Exceptions. Except as would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on CIT, CIT and its Subsidiaries have duly performed their obligations thereunder to the extent that such obligations have accrued, and, to the knowledge of CIT, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder.
3.19 Real Property and Personal Property. CIT or a CIT Subsidiary (a) has good and marketable title to all the real property reflected in the latest audited balance sheet included in the CIT Reports as being owned by CIT or a CIT Subsidiary or acquired after the date thereof which are material to CIT’s business on a consolidated basis (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “CIT Owned Properties”), free and clear of all material Liens, except (i) statutory Liens securing payments not yet due, (ii) Liens for real property Taxes not yet due and payable, (iii) easements, rights of way, and other similar encumbrances of record that do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and (iv) such nonmonetary imperfections or irregularities of title or Liens (other than leases or other occupancy agreements) as do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties or the value or free transferability of such properties (collectively, “Permitted Encumbrances”), and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such CIT Reports or acquired after the date thereof which are material to CIT’s business on a consolidated basis (except for leases that have expired by their terms since the date thereof) (such leasehold estates, collectively with the CIT Owned Properties, the “CIT Real Property”), free and clear of all material Liens, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the knowledge of CIT, the lessor. There are no pending or, to the knowledge of CIT, threatened condemnation proceedings against the CIT Real Property.
3.20 Intellectual Property. CIT and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any material Liens), all Intellectual Property necessary for the conduct of its business as currently conducted. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CIT: (a) (i) to the knowledge of CIT, the use of any Intellectual Property by CIT and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which CIT or any CIT Subsidiary acquired the right to use any Intellectual Property, and (ii) since December 31, 2017, no person has asserted in writing to CIT that CIT or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person, (b) to the knowledge of CIT, no person is challenging, infringing on or otherwise violating any right of CIT or any of its Subsidiaries with respect to any Intellectual Property owned by and/or licensed to CIT or its Subsidiaries, and (c) neither CIT nor any CIT Subsidiary has received any written notice of any pending claim with respect to any Intellectual Property owned by CIT or any CIT Subsidiary, and CIT and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned or licensed, respectively, by CIT and its Subsidiaries. For purposes of this Agreement, “Intellectual Property” means trademarks, service marks, brand names, internet domain names, logos, symbols, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; inventions, discoveries and ideas, whether patentable or not, in any jurisdiction; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), all improvements thereto, and any renewals, extensions or reissues thereof, in any jurisdiction; nonpublic information, trade secrets and know-how, including processes, technologies, protocols, formulae, prototypes and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any person; writings and other works, including software, whether copyrightable or not and whether in published or unpublished works, in any jurisdiction; and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; and any similar intellectual property or proprietary rights.
3.21 Related Party Transactions. As of the date hereof, except as set forth in any CIT Reports, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between CIT or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of CIT or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) five percent (5%) or more of the outstanding CIT Common Stock (or any of such person’s immediate family members or affiliates) (other than Subsidiaries of CIT) on the other hand, of the type required to be reported in any CIT Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act that have not been disclosed therein.
3.22 State Takeover Laws. The Board of Directors of CIT has approved this Agreement and the transactions contemplated hereby and has taken all such other necessary actions as required to render inapplicable to such agreements and transactions the provisions of any potentially applicable takeover laws of any state, including any “moratorium,” “control share,” “fair price,” “takeover” or “interested stockholder” law or any similar provisions of the CIT Certificate of Incorporation or CIT Bylaws (collectively, with any similar provisions of the BancShares Certificate of Incorporation, the BancShares Bylaws, the Merger Sub Certificate of Incorporation, the Merger Sub Bylaws, the FCB Articles of Incorporation, or the FCB Bylaws, “Takeover Restrictions”). In accordance with Section 262 of the DGCL, no appraisal or dissenters’ rights will be available to the holders of CIT Common Stock or CIT Preferred Stock in connection with the Merger.
3.23 Reorganization. CIT has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger and the Second Step Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
3.24 Opinions of Financial Advisors. Prior to the execution of this Agreement, the Board of Directors of CIT has received a separate opinion (which if initially rendered orally, has been or will be confirmed by written opinion of the same date) from each of Keefe, Bruyette & Woods, Inc. and Morgan Stanley & Co. LLC to the effect that as of the date of such opinion and based upon and subject to the assumptions, limitations, qualifications and other matters set forth in the written opinion, the Exchange Ratio pursuant to this Agreement is fair, from a financial point of view, to the holders of CIT Common Stock (other than, as applicable, BancShares and its affiliates). Neither of such opinions has been amended or rescinded as of the date of this Agreement.
3.25 CIT Information. The information relating to CIT and its Subsidiaries or that is provided by CIT or its Subsidiaries or their respective representatives for inclusion in the Joint Proxy Statement and the S-4, or in any other document filed with any Regulatory Agency or Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Joint Proxy Statement (except for such portions thereof that relate only to BancShares or any of its Subsidiaries) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

3.26 Loan Portfolio.
(a) As of the date hereof, except as set forth in Section 3.26(a) of the CIT Disclosure Schedule, neither CIT nor any of its Subsidiaries is a party to any written or oral loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”) in which CIT or any Subsidiary of CIT is a creditor that, as of June 30, 2020, had an outstanding balance of $25,000,000 or more and under the terms of which the obligor was, as of June 30, 2020, over ninety (90) days or more delinquent in payment of principal or interest. Set forth in Section 3.26(a) of the CIT Disclosure Schedule is a true, correct and complete list of (A) all the Loans of CIT and its Subsidiaries that, as of June 30, 2020, had an outstanding balance of $25,000,000 and were classified by CIT as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Troubled Debt Restructuring,” “Watch List” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, together with the aggregate principal amount of and accrued and unpaid interest on such Loans, by category of Loan (e.g., commercial, consumer, etc.), together with the aggregate principal amount of such Loans by category and (B) each asset of CIT or any of its Subsidiaries that, as of June 30, 2020, is classified as “Other Real Estate Owned” and the book value thereof.
(b) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CIT, each Loan of CIT or any of its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be (without any oral amendments or modifications thereto), (ii) to the extent carried on the books and records of CIT and its Subsidiaries as secured Loans, has been secured by valid restrictions, claims or Liens, as applicable, which have been perfected, (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions and (iv) is not subject to any claim as to the enforcement which been asserted in writing against CIT, CIT Subsidiary Bank or such Subsidiaries for which there is a reasonable possibility of an adverse determination.
(c) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CIT, each outstanding Loan of CIT or any of its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of CIT and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.
(d) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CIT, (i) none of CIT or any of its Subsidiaries is in breach of any representation or warranty made by it with respect to Loan eligibility requirements under any contract pursuant to which it has originated or securitized a pool of Loans (a “Pool”), (ii) each of CIT and its Subsidiaries has complied with all of its obligations to properly certify or, if required, recertify such Pools in accordance with such contracts and all applicable laws; and (iii) none of CIT or any of its Subsidiaries has any obligation to repurchase any Loans or interests under the contracts pursuant to which CIT, CIT Subsidiary Bank or any of their Subsidiaries has sold any Pool, or participations in Pools.
(e) There are no outstanding Loans made by CIT or any of its Subsidiaries to any “executive officer” or other “insider” (as each such term is defined in Regulation O promulgated by the Federal Reserve Board) of CIT or its Subsidiaries, other than Loans that are subject to and that were made and continue to be in compliance in all material respects with Regulation O promulgated by the Federal Reserve Board or that are exempt therefrom.
(f) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CIT, neither CIT, CIT Subsidiary Bank nor any of their Subsidiaries is now or has been since January 1, 2018, subject to any fine, suspension, or settlement or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity relating to the origination, sale, or servicing of mortgage or consumer Loans.
3.27 Insurance. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on CIT, (a) CIT and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of CIT reasonably has determined to be prudent and consistent with industry practice, and CIT and its Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof, (b) each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of CIT and its Subsidiaries, CIT or the relevant Subsidiary thereof is the sole beneficiary of such policies, and (c) all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion. There is no claim for coverage by CIT or any of its Subsidiaries pending under any insurance policy as to which coverage has been questioned, denied or disputed by the underwriters of such insurance policy. Neither CIT nor any of its Subsidiaries has received notice of any threatened termination of, material premium increase with respect to, or material alteration of coverage under, any insurance policies.
3.28 Investment Advisor Subsidiaries.
(a) Certain of CIT’s Subsidiaries provide investment management, investment advisory or sub-advisory services (including management and advice provided to separate accounts and participation in wrap fee programs) and are required to register with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Investment Advisers Act”) (each such Subsidiary, a “CIT Advisory Entity”). Each CIT Advisory Entity is registered as an investment adviser under the Investment Advisers Act and has operated since January 1, 2017 and is currently operating in compliance with all laws applicable to it or its business and has all registrations, permits, licenses, exemptions, orders and approvals required for the operation of its business or ownership of its properties and assets substantially as presently conducted, except in each case as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on CIT.
(b) The accounts of each advisory client of CIT or its Subsidiaries, for purposes of the Investment Advisers Act, that are subject to ERISA have been managed by the applicable CIT Advisory Entity in compliance with the applicable requirements of ERISA, except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on CIT.
(c) None of the CIT Advisory Entities nor any “person associated with an investment adviser” (as defined in the Investment Advisers Act) of any of them is ineligible pursuant to Section 203 of the Investment Advisers Act to serve as an investment advisor or as a person associated with a registered investment advisor, except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on CIT.
3.29 Insurance Subsidiaries.
(a) Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on CIT, (i) since January 1, 2018, at the time each agent, representative, producer, reinsurance intermediary, wholesaler, third-party administrator, distributor, broker, employee or other person authorized to sell, produce, manage or administer products on behalf of any CIT Subsidiary (“CIT Agent”) wrote, sold, produced, managed, administered or procured business for a CIT Subsidiary, such CIT Agent was, at the time the CIT Agent wrote or sold business, duly licensed for the type of activity and business written, sold, produced, managed, administered or produced to the extent required by applicable law, (ii) no CIT Agent has been since January 1, 2018, or is currently, in violation (or with or without notice or lapse of time or both, would be in violation) of any law, rule or regulation applicable to such CIT Agent’s writing, sale, management, administration or production of insurance business for any CIT Insurance Subsidiary (as defined below), and (iii) each CIT Agent was appointed by CIT or a CIT Insurance Subsidiary in compliance with applicable insurance laws, rules and regulations and all processes and procedures undertaken with respect to such CIT Agent were undertaken in compliance with applicable insurance laws, rules and regulations. “CIT Insurance Subsidiary” means each Subsidiary of CIT through which insurance operations is conducted.
(b) Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on CIT, (i) since January 1, 2018, CIT and the CIT Insurance Subsidiaries have made all required notices, submissions, reports or other filings under applicable insurance holding company statutes, (ii) all contracts, agreements, arrangements and transactions in effect between any CIT Insurance Subsidiary and any affiliate are in compliance in all material respects with the requirements of all applicable insurance holding company statutes, and (iii) each CIT Insurance Subsidiary has operated and otherwise been in compliance with all applicable insurance laws, rules and regulations.

3.30 Broker-Dealer Subsidiaries.
(a) CIT has certain Subsidiaries that are registered, licensed or qualified, or are required to be registered, licensed or qualified, as a broker-dealer in accordance with any regulatory or legal requirement applicable to such CIT Subsidiary (each, a “CIT Broker-Dealer Subsidiary”). Except as would not reasonably be expected to, either individually or in the aggregate, have a Material Adverse Effect on CIT: (i) each CIT Broker-Dealer Subsidiary is duly registered under the Exchange Act as a broker-dealer with the SEC and is in compliance with the applicable provisions of the Exchange Act, including the net capital requirements and customer protection requirements thereof; (ii) each CIT Broker-Dealer Subsidiary is a member in good standing with FINRA and any other applicable SRO and in compliance with all applicable rules and regulations of FINRA and any such SRO of which it is a member or which otherwise has authority over it; (iii) each CIT Broker-Dealer Subsidiary (and each registered representative thereof) is duly registered, licensed or qualified as a broker-dealer or registered representative, as applicable, under, and in compliance with, the applicable laws of all jurisdictions in which it is required to be so registered and each such registration, license or qualification is in full force and effect and in good standing; and (iv) there is no action, suit, proceeding or investigation pending or, to the knowledge of CIT, threatened that would reasonably be likely to lead to the revocation, amendment, failure to renew, limitation, suspension or restriction of any such registrations, licenses and qualifications.
(b) Except as would not reasonably be expected to, either individually or in the aggregate, have a Material Adverse Effect on CIT, (i) none of the CIT Broker-Dealer Subsidiaries nor any “associated person” thereof (A) is or has been ineligible to serve as a broker-dealer or an associated person of a broker-dealer under Section 15(b) of the Exchange Act, (B) is subject to a “statutory disqualification” as defined in Section 3(a)(39) of the Exchange Act, or (C) is subject to a disqualification that would be a basis for censure, limitations on the activities, functions or operations of, or suspension or revocation of the registration of any CIT Broker-Dealer Subsidiary as broker-dealer, municipal securities dealer, government securities broker or government securities dealer under Section 15, Section 15B or Section 15C of the Exchange Act, and (ii) there is no action, suit, proceeding or investigation pending or, to the knowledge of CIT, threatened, that is reasonably likely to result in any such person being deemed ineligible as described in clause (A), subject to a “statutory disqualification” as described in clause (B) or subject to a disqualification as described in clause (C).
3.31 Railcars.
(a) As of each date delivered to the BancShares Parties, the following information with respect to any Railcar assets owned or leased (as lessee) by or on behalf of CIT and its Subsidiaries: (i) the Association of American Railroads’ car code; (ii) the contract identification number; (iii) the car mark and number; (iv) the name of the legal entity owning the Railcar assets; (v) the monthly base rent; (vi) the expiration date; (vii) active or idle status; (viii) the lease maintenance type; (xi) the build date; (x) tank car qualification status; and (xi) the gross rail load (the “Railcar Information”) set forth in one or more computer disks, computer tapes or other computer formats delivered to the BancShares Parties (the “Railcar Tape”) is true, correct, and complete in all material respects. As used in this Agreement, the term “Railcar” shall mean any locomotive or railcar, whether powered or unpowered.
(b) Set forth on Section 3.31(b) of the CIT Disclosure Schedule is a true, correct, and complete list of all outstanding purchase orders or other commitments to or with any manufacturer or any other person and made by CIT or any of its Subsidiaries to purchase Railcars.
(c) Subject to Permitted Encumbrances and except as would not, individually or in the aggregate, be material to CIT and its Subsidiaries taken as a whole, CIT and its Subsidiaries own or lease (as lessee) and have good and valid title to all of the Railcars owned or leased (as lessee) by or on behalf of CIT and its Subsidiaries that were listed on the Railcar Tape (as updated pursuant to Section 6.18), other than Railcars (or interests therein) owned or leased (as lessee) by or on behalf of CIT and its Subsidiaries that were (i) sold, transferred or otherwise disposed of as obsolete, worn out or scrapped as economically unviable, or otherwise due to having suffered a casualty event, in each case in the ordinary course of business or (ii) sold or transferred as the result of the exercise of early buy-outs and purchase option rights exercised by Railcar Lessees under Railcar Lease Agreements in the ordinary course in accordance with the terms of such Lease Agreement.

(d) As of the Effective Time, other than with respect to Railcars where the lessor has permitted the lessee to include the lessee’s own reporting marks on such Railcars, CIT and its Subsidiaries shall have all rights to use the railroad reporting marks embodied in, used by, attached to or otherwise used in connection with the Railcars owned by CIT and its Subsidiaries, except as would not, individually or in the aggregate, be material to CIT and its Subsidiaries taken as a whole.
3.32 Railcar Lease Agreements.
(a) As of the date of this Agreement, no lessee (each a “Material Railcar Lessee”) under any lease agreement entered into by CIT or any of its Subsidiaries, as lessor, providing for the lease of railcars that involves annual receipts or disbursements of $3,250,000 or more (“Material Railcar Lease Agreement”), has notified CIT or any of its Subsidiaries in writing of such Material Railcar Lessee’s current intention to cancel or otherwise terminate the relevant Material Railcar Lease Agreement, other than in accordance with the expiration or termination of such Material Railcar Lease Agreement in accordance with its terms.
(b) Section 3.32(b) of the CIT Disclosure Schedule sets forth a true, correct and complete report as of the date hereof of all delinquencies under the Material Railcar Lease Agreements with respect to which the obligor thereunder is delinquent in the payment of any scheduled payment thereunder by more than thirty (30) days, except for (A) delinquencies subject to dispute, (B) in respect of rent abatements or similar credits otherwise permitted under the applicable Railcar Lease Agreement or (C) individual delinquencies in an amount less than $25,000.
(c) To the knowledge of CIT, no person has an option to purchase any Railcars for a fixed amount less than the amount set forth in the Material Railcar Lease Agreement covering such Railcars.
(d) There are no disputes with Material Railcar Lessees regarding the return or rental of Railcars owned or leased (as lessee) by or on behalf of CIT and its Subsidiaries, except as would not, individually or in the aggregate, be material to CIT and its Subsidiaries taken as a whole.
(e) No obligor with respect to any Material Railcar Lease Agreement has any valid offset, deduction, defense or counterclaim with respect to its payment obligations under the corresponding Railcar Lease Agreement, in each case, that would be material, individually or in the aggregate, to CIT and its Subsidiaries, taken as a whole, and none has been asserted in writing by any such obligor.
(f) To the knowledge of CIT, no Material Railcar Lessee is the subject of any bankruptcy, reorganization or similar proceeding.
3.33 Material Commercial Arrangements. Section 3.33 of the CIT Disclosure Schedule sets forth a list of CIT’s and its Subsidiaries’ top ten largest “loan and lease accounts,” as such term is described in the CIT Reports (in each case, determined on the basis of the aggregate loan volume sold or generated pursuant to or as a result of such Contracts during each of (i) the twelve-month period ending December 31, 2019 and (ii) the six month period ending June 30, 2020). Neither CIT nor any of its Subsidiaries has received any written (or, to the knowledge of CIT, oral) notice from any party set forth on Section 3.33 of the CIT Disclosure Schedule that any such party intends to cancel, terminate or otherwise adversely modify in any material respect (through a reduction in business or otherwise) its relationship with CIT or its Subsidiaries from the manner in which such relationship has been conducted during the twelve (12) months prior to the date hereof.
3.34 No Other Representations or Warranties.
(a) Except for the representations and warranties made by CIT in this Article III, neither CIT nor any other person makes any express or implied representation or warranty with respect to CIT, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and CIT hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither CIT nor any other person makes or has made any representation or warranty to the BancShares Parties or any of their affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to CIT, any of its Subsidiaries or their respective businesses or (ii) except for the representations and warranties made by CIT in this Article III, any oral or written information presented to the BancShares Parties or any of their affiliates or representatives in the course of their due diligence investigation of CIT, the negotiation of this Agreement or in the course of the transactions contemplated hereby.
(b) CIT acknowledges and agrees that no BancShares Party nor any other person has made or is making any express or implied representation or warranty other than those contained in Article IV.
ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE BANCSHARES PARTIES
Except (a) as disclosed in the disclosure schedule delivered by the BancShares Parties to CIT concurrently herewith (the “BancShares Disclosure Schedule”); provided, that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the BancShares Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by the BancShares Parties that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to have a Material Adverse Effect and (iii) any disclosures made with respect to a section of Article IV shall be deemed to qualify (1) any other section of Article IV specifically referenced or cross-referenced and (2) other sections of Article IV to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections or (b) as disclosed in any BancShares Reports filed by BancShares since December 31, 2016, and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), the BancShares Parties hereby represent and warrant to CIT as follows:
4.1 Corporate Organization.
(a) BancShares is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, is a bank holding company duly registered under the BHC Act. BancShares has the corporate power and authority to own, lease or operate all its properties and assets and to carry on its business as it is now being conducted. BancShares engages in activities and holds properties only of the types permitted to bank holding companies by the BHC Act and the rules and regulations promulgated thereunder. BancShares is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on BancShares. True and complete copies of the (i) restated certificate of incorporation of BancShares, as amended (the “BancShares Certificate of Incorporation”) (ii) amended and restated bylaws of BancShares (the “BancShares Bylaws”), (iii) articles of incorporation of Merger Sub (the “Merger Sub Certificate of Incorporation”), (iv) bylaws of Merger Sub (the “Merger Sub Bylaws”), (v) articles of incorporation of FCB (the “FCB Articles of Incorporation”), and (vi) bylaws of FCB (the “FCB Bylaws”), in each case as in effect as of the date of this Agreement, have previously been made available by the BancShares Parties to CIT.
(b) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on BancShares, each Subsidiary of BancShares (a “BancShares Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership, leasing or operation of property or the conduct of its business requires it to be so licensed or qualified or in good standing and (iii) has all requisite corporate power and authority to own, lease or operate its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of BancShares or any Subsidiary of BancShares to pay dividends or distributions except, in the case of BancShares or a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all similarly regulated entities. The deposit accounts of each Subsidiary of BancShares that is an insured depository institution are insured by the FDIC through the Deposit Insurance Fund (as defined in Section 3(y) of the Federal Deposit Insurance Act of 1950) to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened. Section 4.1(b) of the BancShares Disclosure Schedule sets forth a true and complete list of all Subsidiaries of BancShares that would constitute “significant subsidiaries” within the meaning of Rule 1-02 of Regulation S-X of the SEC as of the date hereof, as well as each such Subsidiary’s jurisdiction of incorporation, organization, or formation and BancShares’ and/or a BancShares Subsidiary’s percentage ownership of each such Subsidiary. There is no person whose results of operations, cash flows, changes in stockholders’ equity or financial position are consolidated in the financial statements of BancShares other than the BancShares Subsidiaries. Neither BancShares nor any BancShares Subsidiary is in violation, in any material respect, of its respective certificate of incorporation, bylaws, or other organizational or governing documents.
4.2 Capitalization.
(a) The authorized capital stock of BancShares as of the date of this Agreement consists of 16,000,000 shares of BancShares Class A Common Stock, 2,000,000 shares of BancShares Class B Common Stock and 10,000,000 shares of preferred stock, par value $0.01 per share. As of September 30, 2020, there were (i) 8,811,220 shares of BancShares Class A Common Stock issued and outstanding; (ii) 1,005,185 shares of BancShares Class B Common Stock issued and outstanding; (iii) 7,188,780 shares of BancShares Class A Common Stock held in treasury; (iv) 994,815 shares of BancShares Class B Common Stock held in treasury and (v) 345,000 shares of preferred stock which have been designated as BancShares Series A Preferred Stock and are issued and outstanding. The authorized capital stock of Merger Sub consists of 100 shares of Merger Sub Common Stock, of which 1 share is issued and outstanding and owned by FCB. The authorized capital stock of FCB consists of 100,000 shares of common stock, par value $100.00 per share (the “FCB Common Stock”), of which 96,970 shares are issued and outstanding and owned by BancShares. As of the date of this Agreement, except as set forth in the immediately preceding three sentences, there are no shares of capital stock or other voting securities or equity interests of BancShares, Merger Sub, or FCB issued, reserved for issuance or outstanding. All the issued and outstanding shares of BancShares Common Stock, BancShares Series A Preferred Stock, Merger Sub Common Stock, and FCB Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. BancShares is current on all dividends payable on the outstanding shares of BancShares’ preferred stock, and has complied in all material respects with terms and conditions thereof. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which stockholders of BancShares, FCB or Merger Sub may vote. As of the date of this Agreement there are no outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, or rights of first refusal or similar rights, puts, calls, commitments or agreements of any character to which the BancShares Parties or their Subsidiaries are a party relating to, or securities or rights convertible or exchangeable into or exercisable for, shares of capital stock or other voting or equity securities of or ownership interest in the applicable BancShares Party, or contracts, commitments, understandings or arrangements by which a BancShares Party may become bound to issue additional shares of its capital stock or other equity or voting securities of or ownership interests in the applicable BancShares Party or that otherwise obligate the applicable BancShares Party to issue, transfer, sell, purchase, redeem or otherwise acquire, any of the foregoing (collectively, “BancShares Securities”, and any of the foregoing in respect of Subsidiaries of the BancShares Parties, collectively, “BancShares Subsidiary Securities”). No equity-based awards (including any cash awards where the amount of payment is determined in whole or in part based on the price of any capital stock of a BancShares Party or any of their Subsidiaries) are outstanding. There are no voting trusts, stockholder agreements, proxies or other agreements in effect to which a BancShares Party or any of their Subsidiaries is a party with respect to the voting or transfer of BancShares Common Stock, Merger Sub Common Stock, FCB Common Stock, capital stock or other voting or equity securities or ownership interests of the applicable BancShares Party or granting any stockholder or shareholder or other person any registration rights in the applicable BancShares Party.
(b) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on BancShares, BancShares owns, directly or indirectly, all the issued and outstanding shares of capital stock or other equity ownership interests of each of the BancShares Subsidiaries, free and clear of any

Liens, and all such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to Subsidiaries that are depository institutions, as provided under 12 U.S.C. § 55) and free of preemptive rights, with no personal liability attaching to the ownership thereof.
4.3 Authority; No Violation.
(a) Each of BancShares, FCB, and Merger Sub, as applicable, has full corporate power and authority to execute and deliver this Agreement, and FCB has full corporate power and authority to execute and deliver the Bank Merger Agreement, and in each case to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement by each BancShares Party, the performance by each BancShares Party of its obligations hereunder and the consummation of the transactions contemplated hereby have been duly and validly approved by the Boards of Directors of each BancShares Party. The Board of Directors of BancShares has determined that the consummation of the transactions contemplated hereby, on the terms and conditions set forth in this Agreement, is advisable and in the best interests of BancShares and its stockholders, and has adopted and approved this Agreement and the transactions contemplated hereby (including the Merger and the Second Step Merger). The Board of Directors of FCB has determined that the Merger and the Second Step Merger, on the terms and conditions set forth in this Agreement, are advisable and in the best interests of FCB and its shareholder, has adopted and approved this Agreement and the transactions contemplated hereby (including the Merger and the Second Step Merger), and has directed that this Agreement be submitted to FCB’s shareholder for approval and has adopted a resolution to the foregoing effect. The Board of Directors of Merger Sub has determined that the Merger and the Second Step Merger, on the terms and conditions set forth in this Agreement, are advisable and in the best interests of Merger Sub and its shareholder, has adopted and approved this Agreement and the transactions contemplated hereby (including the Merger and the Second Step Merger), and has directed that this Agreement be submitted to Merger Sub’s shareholder for approval and has adopted a resolution to the foregoing effect. Except for the approval of the issuance of the shares of BancShares capital stock pursuant to this Agreement by the affirmative vote of the holders of at least a majority of the votes cast at the BancShares Meeting (the “Requisite BancShares Vote”), and the approval of the Bank Merger Agreement by the Board of Directors of FCB and BancShares as FCB’s sole shareholder, no other corporate proceedings on the part of any BancShares Party are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each BancShares Party and (assuming due authorization, execution and delivery by CIT) constitutes a valid and binding obligation of each BancShares Party, enforceable against each BancShares Party in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions). The Bank Merger Agreement will be duly and validly executed and delivered by FCB and (assuming due authorization, execution and delivery by CIT Subsidiary Bank) will constitute a valid and binding obligation of FCB, enforceable against FCB in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions). The shares of BancShares Class A Common Stock and New BancShares Preferred Stock to be issued in the Merger have been validly authorized, and when issued, will be validly issued, fully paid and nonassessable, and no current or past stockholder of BancShares will have any preemptive right or similar rights in respect thereof.
(b) Neither the execution and delivery of this Agreement by a BancShares Party, nor the execution, delivery, or performance of the Bank Merger Agreement by FCB, nor the consummation by BancShares, Merger Sub, or FCB of the transactions contemplated hereby or thereby (including the Merger, the Second Step Merger, and the Bank Merger), nor compliance by BancShares, Merger Sub, or FCB with any of the terms or provisions hereof or thereof, will (i) violate any provision of the BancShares Certificate of Incorporation, the BancShares Bylaws, the Merger Sub Certificate of Incorporation, the Merger Sub Bylaws, the FCB Articles of Incorporation, or the FCB Bylaws or (ii) assuming that the consents and approvals referred to in Section 4.4 are duly obtained, (x) violate any law, statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to any BancShares Party or any of their Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of each BancShares Party or any of their Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which a BancShares Party or any of its

Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clauses (x) and (y) above) for such violations, conflicts, breaches or defaults that either individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect on the BancShares Parties.
4.4 Consents and Approvals. Except for (a) the filing of any required applications, filings and notices, as applicable, with the Federal Reserve Board under the BHC Act and approval of such applications, filings and notices, (b) the filing of any required applications, filings and notices, as applicable, with the FDIC and the NCCOB in connection with the Bank Merger, and approval of such applications, filings and notices, (c) the filing of any required applications, filings or notices with FINRA and approval of such applications, filings and notices, (d) the filing of any required applications, filings or notices with any state regulatory authorities listed on Section 3.4 of the CIT Disclosure Schedule or Section 4.4 of the BancShares Disclosure Schedule and approval of such applications, filings and notices, (e) the filing of any required applications, filings and notices, as applicable, with Nasdaq, (f) the filing by BancShares with the SEC of the Joint Proxy Statement and the S-4 in which the Joint Proxy Statement will be included as a prospectus, and the declaration of effectiveness of the S-4, (g) the filing of the DE Certificate of Merger with the Delaware Secretary pursuant to the DGCL, the filing of the Second Step NC Articles of Merger with the North Carolina Secretary of State pursuant to the NCBCA, the filing of the Second Step DE Certificate of Merger with the Delaware Secretary pursuant to the DGCL, the filing of the Bank Merger Certificates with the applicable Governmental Entities as required by applicable law, and the filing of the Certificate of Designations for the New BancShares Preferred Stock with the Delaware Secretary, (h) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of BancShares Class A Common Stock and New BancShares Preferred Stock pursuant to this Agreement and the approval of the listing of such BancShares Class A Common Stock and New BancShares Series C Preferred Stock on Nasdaq, and (i) such filings as may be required in connection with BancShares assuming the Senior and Subordinated Notes and CIT’s covenants, agreements, and obligations under and relating to the 2012 Indenture and 2018 Indenture, if any, in each case subject to the terms and conditions of the 2012 Indenture and 2018 Indenture, as applicable, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (i) the execution, delivery and performance by the BancShares Parties of this Agreement or the execution, delivery, or performance by FCB of the Bank Merger Agreement, or (ii) the consummation by the BancShares Parties of the Merger and the Second Step Merger and the other transactions contemplated hereby (including the Bank Merger). No BancShares Party is aware of any reason why the necessary regulatory approvals and consents will not be received by the applicable BancShares Party to permit consummation of the Merger, the Second Step Merger, and Bank Merger on a timely basis.
4.5 Reports. BancShares and each of its Subsidiaries have timely filed (or furnished) all reports, forms, correspondence, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2018 with any Regulatory Agencies, including any report, form, correspondence, registration or statement required to be filed (or furnished, as applicable) pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and except where the failure to timely file (or furnish, as applicable) such report, form, correspondence, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on BancShares. As of their respective dates, such reports, forms, correspondence, registrations and statements, and other filings, documents, and instruments were complete and accurate and complied with all applicable laws, in each case, except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on BancShares. BancShares and each of its Subsidiaries have paid all material fees and assessments due and payable in connection with such reports, forms, correspondence, registrations and statements, and other filings, documents, and instruments. Subject to Section 9.14, except for normal examinations conducted by a Regulatory Agency in the ordinary course of business of BancShares and its Subsidiaries, no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of BancShares, investigation into the business or operations of BancShares or any of its Subsidiaries since January 1, 2018, except where such proceedings or investigations would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on BancShares. Subject to Section 9.14, there (i) is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of BancShares or any of its Subsidiaries and (ii) has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of BancShares or any of its Subsidiaries since January 1, 2018, in each case, which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on BancShares.
4.6 Financial Statements.
(a) The financial statements of BancShares and its Subsidiaries included (or incorporated by reference) in the BancShares Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of BancShares and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of BancShares and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of BancShares and its Subsidiaries have since December 31, 2017, been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements, except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on BancShares. Since December 31, 2018, no independent public accounting firm of BancShares has resigned (or informed BancShares that it intends to resign) or been dismissed as independent public accountants of BancShares as a result of or in connection with any disagreements with BancShares on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.
(b) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on BancShares, neither BancShares nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of BancShares included in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2020 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since June 30, 2020, or in connection with this Agreement and the transactions contemplated hereby.
(c) The records, systems, controls, data and information of BancShares and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership of BancShares or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership that would not reasonably be expected to have a Material Adverse Effect on BancShares. BancShares (x) has implemented and maintains disclosure controls and procedures and internal controls over financial reporting (as defined in Rule 13a-15(e) and (f), respectively, of the Exchange Act) to ensure that material information relating to BancShares, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of BancShares by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to BancShares’ outside auditors and the audit committee of BancShares’ Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect BancShares’ ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in BancShares’ internal controls over financial reporting. These disclosures were made in writing by management to BancShares’ auditors and audit committee and true, correct and complete copies of such disclosures have previously been made available by BancShares to CIT. There is no reason to believe that BancShares’ outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.
(d) Since January 1, 2018, (i) neither BancShares nor any of its Subsidiaries, nor, to the knowledge of BancShares, any director, officer, auditor, accountant or representative of BancShares or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods

(including with respect to loan loss reserves, write-downs, charge-offs and accruals) of BancShares or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that BancShares or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no employee of or attorney representing BancShares or any of its Subsidiaries, whether or not employed by BancShares or any of its Subsidiaries, has reported evidence of a material violation of securities laws or banking laws, breach of fiduciary duty or similar violation by BancShares or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Board of Directors of BancShares or any committee thereof or the Board of Directors or similar governing body of any BancShares Subsidiary or any committee thereof, or to the knowledge of BancShares, to any director or officer of BancShares or any BancShares Subsidiary.
4.7 Broker’s Fees. With the exception of the engagement of Piper Sandler Companies, neither BancShares nor any BancShares Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement. BancShares has disclosed to CIT as of the date hereof the aggregate fees provided for in connection with the engagement by BancShares of Piper Sandler Companies related to the Merger and the other transactions contemplated hereunder.
4.8 Absence of Certain Changes or Events.
(a) Since December 31, 2019, there has not been any effect, change, event, circumstance, condition, occurrence or development that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on BancShares.
(b) Since December 31, 2019, BancShares and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.
4.9 Legal and Regulatory Proceedings.
(a) Subject to Section 9.14, except as would not reasonably be expected to, either individually or in the aggregate, have a Material Adverse Effect on BancShares, neither BancShares nor any of its Subsidiaries is a party to any, and there are no outstanding or pending or, to the knowledge of BancShares, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against BancShares or any of its Subsidiaries or any of their current or former directors or executive officers or challenging the validity or propriety of the transactions contemplated by this Agreement.
(b) Subject to Section 9.14, there is no material injunction, order, judgment, decree, or regulatory restriction imposed upon BancShares, any of its Subsidiaries or the assets of BancShares or any of its Subsidiaries (or that, upon consummation of the transactions contemplated by this Agreement, would apply to BancShares or any of its affiliates).
4.10 Taxes.
(a) Each of BancShares and its Subsidiaries (i) has timely filed or caused to be timely filed, taking into account any extensions, all U.S. federal income Tax Returns and all other material Tax Returns required to be filed by it and such Tax Returns are true, correct and complete in all material respects, and (ii) has timely paid all material Taxes required to have been paid by it (whether or not shown on any Tax Return), except for Taxes that are being contested in good faith in appropriate proceedings or for which adequate reserves have been established in accordance with GAAP.
(b) Each of BancShares and its Subsidiaries has complied in all material respects with all applicable Laws relating to the payment, collection, withholding and remittance of Taxes, including with respect to payments made to or received from any employee, creditor, stockholder, customer or other third party.
(c) There are no Liens for Taxes upon any property or assets of BancShares or any of its Subsidiaries, except for statutory Liens for Taxes not yet due and payable.
(d) There is no audit, examination, deficiency, refund litigation, proposed adjustment or matter in controversy with respect to any Taxes or Tax Return of BancShares or its Subsidiaries, and neither BancShares nor any of its Subsidiaries has received written notice of any claim made by a Governmental Entity in a jurisdiction where BancShares or any of its Subsidiaries, as applicable, does not file a Tax Return, that

BancShares or such Subsidiary is or may be subject to income taxation by that jurisdiction. No deficiency with respect to any Taxes has been proposed, asserted or assessed in writing against BancShares or any of its Subsidiaries, and no requests for waivers of the time to assess any Taxes are pending.
(e) Neither BancShares nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any material Tax that remains in effect (other than extension or waiver granted in the ordinary course of business).
(f) Neither BancShares nor any of its Subsidiaries (i) is or has been a member of any affiliated, consolidated, combined, unitary or similar group for Tax purposes (other than a group of which BancShares or a Subsidiary of BancShares is the common parent), (ii) is a party to or is bound by any Tax sharing, allocation or indemnification agreement (other than any such agreement entered into in the ordinary course of business and the principal subject matter of which is not Taxes) or (iii) has any liability for Taxes of any person (other than BancShares and its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law) or as transferee or successor.
(g) Within the past five (5) years, none of BancShares or any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify for tax-free treatment under Section 355 of the Code.
(h) Neither BancShares nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).
(i) Neither BancShares nor any of its Subsidiaries has taken or agreed to take any action or is aware of any fact or circumstance that would prevent or impede, or could reasonably be expected to prevent or impede, the Merger and the Second Step Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
Notwithstanding any other provision in this Agreement, (i) the representations and warranties contained in this Section 4.10 are the only representations and warranties being made by BancShares and its Subsidiaries with respect to Taxes and (ii) no representation or warranty is made with respect to the existence, availability, amount, usability, or limitations (or lack thereof) of any net operating loss, net operating loss carryforward, capital loss, capital loss carryforward, basis amount or other Tax attribute (whether federal, state, local or foreign) of BancShares or any of its Subsidiaries.
4.11 Employees.
(a) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on BancShares, each BancShares Benefit Plan has been established, operated and administered in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code. For purposes of this Agreement, the term “BancShares Benefit Plans” means all employee benefit plans (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and all equity, bonus or incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, termination change in control, retention, employment, welfare, insurance, medical, fringe or other benefit plans, programs, agreements, contracts, policies, arrangements or remuneration of any kind with respect to which BancShares or any Subsidiary or any trade or business of BancShares or any of its Subsidiaries, whether or not incorporated, all of which together with BancShares would be deemed a “single employer” within the meaning of Section 4001 of ERISA (a “BancShares ERISA Affiliate”), is a party or has any current or future obligation or that are maintained, contributed to or sponsored by BancShares or any of its Subsidiaries or any BancShares ERISA Affiliate for the benefit of any current or former employee, officer, director or independent contractor of BancShares or any of its Subsidiaries or any BancShares ERISA Affiliate, excluding, in each case, any Multiemployer Plan.
(b) BancShares has made available to CIT true and complete copies of each material BancShares Benefit Plan and the following related documents, to the extent applicable: (i) all summary plan descriptions, amendments, modifications or material supplements, (ii) the most recent annual report (Form 5500) filed with the IRS, (iii) the most recently received IRS determination letter, and (iv) the most recently prepared actuarial report.
(c) The IRS has issued a favorable determination letter or opinion with respect to each BancShares Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “BancShares Qualified Plans”) and

the related trust, which letter or opinion has not been revoked (nor has revocation been threatened), and, to the knowledge of BancShares, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any BancShares Qualified Plan or the related trust.
(d) Except as would not result in any material liability to BancShares, with respect to each BancShares Benefit Plan that is subject to Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code: (i) the minimum funding standard under Section 302 of ERISA and Sections 412 and 430 of the Code has been satisfied and no waiver of any minimum funding standard or any extension of any amortization period has been requested or granted, (ii) no such plan is in “at-risk” status for purposes of Section 430 of the Code, (iii) the present value of accrued benefits under such BancShares Benefit Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such BancShares Benefit Plan’s actuary with respect to such BancShares Benefit Plan, did not, as of its latest valuation date, exceed the then current fair market value of the assets of such BancShares Benefit Plan allocable to such accrued benefits, (iv) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, (v) all premiums to the PBGC have been timely paid in full, (vi) no liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is expected to be incurred by BancShares or any of its Subsidiaries, and (vii) the PBGC has not instituted proceedings to terminate any such BancShares Benefit Plan.
(e) None of BancShares and its Subsidiaries nor any BancShares ERISA Affiliate has, at any time during the last six (6) years, contributed to or been obligated to contribute to a Multiemployer Plan or a Multiple Employer Plan, and none of BancShares and its Subsidiaries nor any BancShares ERISA Affiliate has incurred any liability that has not been satisfied to a Multiemployer Plan or Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or Multiple Employer Plan.
(f) Except as would not result in any material liability to BancShares, no BancShares Benefit Plan provides for any post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code.
(g) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on BancShares, all contributions required to be made to any BancShares Benefit Plan by applicable law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any BancShares Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of BancShares.
(h) There are no pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted, and, to BancShares’ knowledge, no set of circumstances exists which may reasonably give rise to a claim or lawsuit, against the BancShares Benefit Plans, any fiduciaries thereof with respect to their duties to the BancShares Benefit Plans or the assets of any of the trusts under any of the BancShares Benefit Plans that would reasonably be expected to result in any liability of BancShares or any of its Subsidiaries in an amount that would be material to BancShares and its Subsidiaries, taken as a whole.
(i) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on BancShares, none of BancShares and its Subsidiaries nor any BancShares ERISA Affiliate has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA) which would reasonably be expected to subject any of the BancShares Benefit Plans or their related trusts, BancShares, any of its Subsidiaries or any BancShares ERISA Affiliate to any material Tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.
(j) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in, the acceleration of vesting, exercisability, funding or delivery of, or increase in the amount or value of, any payment, right or other benefit to any employee, officer, director or other service provider of BancShares or any of its Subsidiaries, or result in any limitation on the right of BancShares or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any BancShares Benefit Plan or related trust on or after the Effective Time. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by BancShares or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code.
(k) No BancShares Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code, or otherwise.
(l) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on BancShares, there are no pending or, to BancShares’ knowledge, threatened labor grievances or unfair labor practice claims or charges against BancShares or any of its Subsidiaries, or any strikes or other labor disputes against BancShares or any of its Subsidiaries. Neither BancShares nor any of its Subsidiaries is party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of BancShares or any of its Subsidiaries and there are no pending or, to the knowledge of BancShares, threatened organizing efforts by any union or other group seeking to represent any employees of BancShares or any of its Subsidiaries.
4.12 SEC Reports. BancShares has previously made available to CIT an accurate and complete copy of each (a) final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC since December 31, 2017 by BancShares pursuant to the Securities Act or the Exchange Act (the “BancShares Reports”) and (b) communication mailed by BancShares to its stockholders since December 31, 2017 and prior to the date hereof, and no such BancShares Report or communication, as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. Since December 31, 2017, as of their respective dates, all BancShares Reports filed or furnished under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. No executive officer of BancShares has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding comments from, or unresolved issued raised by, the SEC with respect to any of the BancShares Reports.
4.13 Compliance with Applicable Law.
(a) BancShares and each of its Subsidiaries hold, and have at all times since December 31, 2017, held, all licenses, registrations, franchises, certificates, variances, permits charters and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, registration, franchise, certificate, variance, permit, charter or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on BancShares, and to the knowledge of BancShares, no suspension or cancellation of any such necessary license, registration, franchise, certificate, variance, permit, charter or authorization is threatened.
(b) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on BancShares, BancShares and each of its Subsidiaries have complied with and are not in default or violation under, and to the knowledge of BancShares, there are no facts or circumstances that would reasonably be expected to cause BancShares or any of its Subsidiaries to violate, any applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to BancShares or any of its Subsidiaries, including all laws related to data protection or privacy (including laws relating to the privacy and security of Personal Data), the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Coronavirus Aid, Relief, and Economic Security (CARES) Act, the Small Business Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, any regulations applicable to the United States Department of the Treasury Home Affordable Modification Program, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, Title V of the Gramm-Leach-Bliley Act, the Health Insurance Portability and Accountability Act of 1996, the General Data Protection Regulation (Regulation (EU) 2016/679), the California Consumer Privacy Act, any and all Sanctions laws or regulations enforced by OFAC and any other law, policy or guideline relating to bank secrecy, discriminatory lending, financing or leasing practices, consumer protection, money laundering prevention, foreign assets control, U.S. Sanctions laws and regulations, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, Regulation O, the Real Estate Procedures Act, any applicable federal or state laws relating to consumer protection, installment sales, or usury, all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans, and all laws respecting employment and employment practices, terms and conditions of employment, collective bargaining, worker classification, disability, immigration, health and safety, wages, hours and benefits, non-discrimination in employment and workers’ compensation. BancShares and its Subsidiaries have established and maintain a system of internal controls designed to ensure compliance in all material respects by BancShares and its Subsidiaries with applicable financial recordkeeping and reporting requirements of applicable money laundering prevention laws in jurisdictions where BancShares and its Subsidiaries conduct business.
(c) FCB is an “insured depository institution” as defined in the Federal Deposit Insurance Act of 1950 and applicable regulations thereunder. FCB has a Community Reinvestment Act rating of “satisfactory” or better. The deposits of FCB are insured by the FDIC in accordance with the Federal Deposit Insurance Act of 1950 to the full extent permitted by law, and FCB has timely paid all premiums and assessments and timely filed all reports required by the Federal Deposit Insurance Act of 1950, except, as to the filing of such reports, where the failure to timely file such reports has not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on BancShares. No proceeding for the revocation or termination of such deposit insurance is pending or, to the knowledge of BancShares, threatened. All of the deposits held by FCB (including the records and documentation pertaining to such deposits) have been established and are held in compliance with (i) all applicable policies, practices and procedures of FCB, and (ii) all applicable laws, including anti-money laundering and anti-terrorism laws and embargoed persons requirements, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on BancShares.
(d) BancShares maintains a written information privacy and security program that complies in all material respects with all requirements of all applicable data protection laws, maintains reasonable measures to protect the privacy, confidentiality and security of all Personal Data against any Security Breach. To the knowledge of BancShares, BancShares has not experienced any Security Breach that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on BancShares or require a report to a Regulatory Agency that has not been made. To the knowledge of BancShares, there are no data security or other technological vulnerabilities with respect to its information technology systems or networks that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on BancShares.
(e) Without limitation, none of BancShares, or any of its Subsidiaries, or to the knowledge of BancShares, any director, officer, employee, agent or other person acting on behalf of BancShares or any of its Subsidiaries has, directly or indirectly, (i) used any funds of BancShares or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of BancShares or any of its Subsidiaries, (iii) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (iv) established or maintained any unlawful fund of monies or other assets of BancShares or any of its Subsidiaries, (v) made any fraudulent entry on the books or records of BancShares or any of its Subsidiaries, or (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business, to obtain special concessions for BancShares or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for BancShares or any of its Subsidiaries, or, in the past five (5) years, has been subject to any applicable Sanctions or in violation of any Sanctions laws or regulations, except in each case as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on BancShares.

(f) As of the date hereof, BancShares, FCB and each other insured depository institution Subsidiary of BancShares is “well-capitalized” (as such term is defined in the relevant regulation of the institution’s primary bank regulator).
(g) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on BancShares, (i) BancShares and each of its Subsidiaries have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state, federal and foreign law; and (ii) none of BancShares, any of its Subsidiaries, or any of its or its Subsidiaries’ directors, officers or employees, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are true and correct and accurately reflect the assets and results of such fiduciary account.
4.14 Certain Contracts.
(a) Except as set forth in Section 4.14(a) of the BancShares Disclosure Schedule or as filed with any BancShares Reports, as of the date hereof, neither BancShares nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral, but excluding any BancShares Benefit Plan):
(i) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);
(ii) which contains a provision that materially restricts the conduct of any line of business by BancShares or any of its Subsidiaries or upon consummation of the transactions contemplated by this Agreement will materially restrict the ability of BancShares or any of its affiliates to engage in any line of business or in any geographic region;
(iii) with or to a labor union or guild (including any collective bargaining agreement);
(iv) with any record or beneficial owner of five percent (5%) or more of the outstanding BancShares Common Stock;
(v) any of the benefits of or obligations under which will arise or be increased or accelerated by the occurrence of the execution and delivery of this Agreement, receipt of the Requisite BancShares Vote or the announcement or consummation of any of the transactions contemplated by this Agreement, or under which a right of cancellation or termination will arise as a result thereof, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement, where such increase or acceleration of benefits or obligations, right of cancellation or termination, or change in calculation of value of benefits would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on BancShares;
(vi) (A) that relates to the incurrence of indebtedness by BancShares or any of its Subsidiaries, including any sale and leaseback transactions, capitalized leases and other similar financing arrangements (other than deposit liabilities, trade payables, federal funds purchased, advances and loans from the Federal Home Loan Bank and securities sold under agreements to repurchase, in each case incurred in the ordinary course of business consistent with past practice), or (B) that provides for the guarantee, support, assumption or endorsement by BancShares or any of its Subsidiaries of, or any similar commitment by BancShares or any of its Subsidiaries with respect to, the obligations, liabilities or indebtedness of any other person, in the case of each of clauses (A) and (B), in the principal amount of $10,000,000 or more;
(vii) that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of BancShares or its Subsidiaries;
(viii) that is a consulting agreement or data processing, software programming or licensing contract involving the payment of more than $5,000,000 per annum (other than any such contracts which are terminable by BancShares or any of its Subsidiaries on sixty (60) days or less notice without any required payment or other conditions, other than the condition of notice);
(ix) that is a settlement, consent or similar agreement and contains any material continuing obligations of BancShares or any of its Subsidiaries;

(x) that requires BancShares or any of its Subsidiaries, to purchase all of its requirements for a given product, good, or service, in each case, that is material to BancShares and its Subsidiaries, taken as a whole, from a given person; or
(xi) that relates to the acquisition or disposition of any person, business or asset and under which BancShares or its Subsidiaries have or may have a material obligation or liability.
Each contract, arrangement, commitment or understanding of the type described in this Section 4.14(a), whether or not set forth in the BancShares Disclosure Schedule, is referred to herein as a “BancShares Contract.” BancShares has made available to CIT true, correct and complete copies of each BancShares Contract in effect as of the date hereof.
(b) (i) Each BancShares Contract is valid and binding on BancShares or one of its Subsidiaries, as applicable, and in full force and effect, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on BancShares, (ii) BancShares and each of its Subsidiaries have in all material respects complied with and performed all obligations required to be complied with or performed by any of them to date under each BancShares Contract, except where such noncompliance or nonperformance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on BancShares, (iii) to the knowledge of BancShares, each third-party counterparty to each BancShares Contract has in all material respects complied with and performed all obligations required to be complied with and performed by it to date under such BancShares Contract, except where such noncompliance or nonperformance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on BancShares, (iv) neither BancShares nor any of its Subsidiaries has knowledge of, or has received notice of, any violation of any BancShares Contract by any of the other parties thereto which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on BancShares and (v) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material breach or default on the part of BancShares or any of its Subsidiaries or, to the knowledge of BancShares, any other party thereto, of or under any such BancShares Contract, except where such breach or default, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on BancShares.
4.15 Securitizations. Other than (x) Standard Securitization Undertakings and (y) in the case of a Non-Recourse Subsidiary, any Securitization Contract of such Non-Recourse Subsidiary and any other contract governing the indebtedness of such Non-Recourse Subsidiary for borrowed money, no contract governing any indebtedness for borrowed money of the Non-Recourse Subsidiaries, nor any other Securitization Contract, would require BancShares or any of its Subsidiaries to make a material payment directly related to (A) one or more uncollectible or uncollected loans or receivables, or (B) one or more failures of any Non-Recourse Subsidiary to make a payment to (1) any lender to such Non-Recourse Subsidiary, (2) any holder of a note issued by such Non-Recourse Subsidiary, (3) any other creditor of such Non-Recourse Subsidiary, or (4) any agent, custodian or trustee for any such lender, holder or creditor. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on BancShares, none of BancShares nor any of its Subsidiaries is in violation of any representations made pursuant to any operative contract governing any indebtedness for borrowed money of any Non-Recourse Subsidiary or any other Securitization Contract relating to the ability of BancShares, any of its Subsidiaries or any Non-Recourse Subsidiary to perform its obligations under any Securitization Contract (or any contract, agreement or instrument referenced in any Securitization Contract).
4.16 Agreements with Regulatory Agencies. Subject to Section 9.14, neither BancShares nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2018, a recipient of any supervisory letter from, or since January 1, 2018, has adopted any policies, procedures or board resolutions at the request or suggestion of, any Regulatory Agency or other Governmental Entity that currently restricts in any material respect or would reasonably be expected to restrict in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the BancShares Disclosure Schedule, a

“BancShares Regulatory Agreement”), nor has BancShares or any of its Subsidiaries been advised since January 1, 2018, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such BancShares Regulatory Agreement.
4.17 Environmental Matters. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on BancShares, BancShares and its Subsidiaries are in compliance, and have complied, with all Environmental Laws. There are no legal, administrative, arbitral or other proceedings, claims, notice, citations or actions or, to the knowledge of BancShares, any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on BancShares or any of its Subsidiaries of any liability or obligation arising under any Environmental Law pending or threatened against BancShares, which liability or obligation would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on BancShares. To the knowledge of BancShares, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on BancShares. BancShares is not subject to any settlement agreement, consent agreement, consent order, or other document pursuant to which any legal, administrative, arbitral or other proceeding, claim, notice, citation or action, or to the knowledge of BancShares, any private environmental investigation or remediation activity or governmental investigation, or proceeding threatened against BancShares or any of its Subsidiaries (a) relating to alleged noncompliance (including by any predecessor) with or liability under any Environmental Law or (b) relating to the presence of or release into the environment of any hazardous substance, in each case, except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on BancShares.
4.18 Investment Securities and Commodities.
(a) Each of BancShares and its Subsidiaries has good title to all securities and commodities owned by it (except those sold under repurchase agreements) which are material to BancShares’ business on a consolidated basis, free and clear of any Lien, except to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of BancShares or its Subsidiaries. Such securities and commodities are valued on the books of BancShares in accordance with GAAP in all material respects.
(b) Neither BancShares nor any of its Subsidiaries owns securities, in each case that are referred to generically as “structured notes,” “high risk mortgage derivatives,” “capped floating rate notes,” or “capped floating rate mortgage derivatives” or are likely to have changes in value as a result of interest or exchange rate changes that materially exceed normal changes in value attributable to interest or exchange rate changes. Except as would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on BancShares, each Derivative Transaction, which BancShares or any of its Subsidiaries has entered into for its own account, or which the BancShares or any of its Subsidiaries has agreed to enter into for their own account, was or will be entered into for bona fide hedging purposes and not for speculation. Each Derivative Transaction entered into for the account of the BancShares or any of its Subsidiaries, or for the account of any customer thereof, and each such Derivative Transaction which BancShares or any of its Subsidiaries has agreed to enter into, (i) was or will be entered into in the ordinary course of business, in accordance with applicable rules, regulations and policies of any Governmental Entity of competent jurisdiction, with counterparties believed to be financially responsible at the time, and (ii) is in full force and effect and constitutes a valid and legally binding obligation of BancShares or such Subsidiary, as the case may be, enforceable against such person in accordance with its terms, in each case except as enforceability may be limited by the Enforceability Exceptions. Except as would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on BancShares, BancShares and its Subsidiaries have duly performed their obligations thereunder to the extent that such obligations have accrued, and, to the knowledge of BancShares, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder.
4.19 Real Property. BancShares or a BancShares Subsidiary (a) has good and marketable title to all the real property reflected in the latest audited balance sheet included in the BancShares Reports as being owned by BancShares or an BancShares Subsidiary or acquired after the date thereof which are material to BancShares’ business on a consolidated basis (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “BancShares Owned Properties”), free and clear of all material Liens, except for Permitted Encumbrances, and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such BancShares Reports or acquired after the date thereof which are material to

BancShares’ business on a consolidated basis (except for leases that have expired by their terms since the date thereof) (such leasehold estates, collectively with the BancShares Owned Properties, the “BancShares Real Property”), free and clear of all material Liens, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the knowledge of BancShares, the lessor. There are no pending or, to the knowledge of BancShares, threatened condemnation proceedings against the BancShares Real Property.
4.20 Intellectual Property. BancShares and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any material Liens), all Intellectual Property necessary for the conduct of its business as currently conducted. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on BancShares: (a) (i) to the knowledge of BancShares, the use of any Intellectual Property by BancShares and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which BancShares or any BancShares Subsidiary acquired the right to use any Intellectual Property, and (ii) since December 31, 2017, no person has asserted in writing to BancShares that BancShares or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person, (b) to the knowledge of BancShares, no person is challenging, infringing on or otherwise violating any right of BancShares or any of its Subsidiaries with respect to any Intellectual Property owned by and/or licensed to BancShares or its Subsidiaries, and (c) neither BancShares nor any BancShares Subsidiary has received any written notice of any pending claim with respect to any Intellectual Property owned by BancShares or any BancShares Subsidiary, and BancShares and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned or licensed, respectively, by BancShares and its Subsidiaries.
4.21 Related Party Transactions. As of the date hereof, except as set forth in any BancShares Reports, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between BancShares or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of BancShares or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) five percent (5%) or more of the outstanding BancShares Common Stock (or any of such person’s immediate family members or affiliates) (other than Subsidiaries of BancShares) on the other hand, of the type required to be reported in any BancShares Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act that have not been disclosed therein.
4.22 State Takeover Laws. The Boards of Directors of BancShares, FCB, and Merger Sub have each approved this Agreement and the transactions contemplated hereby and has taken all such other necessary actions as required to render inapplicable to such agreements and transactions the provisions of any potentially applicable Takeover Restrictions. In accordance with Section 262 of the DGCL, and Article 13 of the NCBCA, as applicable, no appraisal or dissenters’ rights will be available to the holders of BancShares Common Stock, FCB Common Stock, or Merger Sub Common Stock in connection with the Merger or the Second Step Merger.
4.23 Reorganization. No BancShares Party has taken any action and no such party is aware of any fact or circumstance that could reasonably be expected to prevent the Merger and the Second Step Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
4.24 Opinions of Financial Advisors. Prior to the execution of this Agreement, the Board of Directors of BancShares has received an opinion (which if initially rendered orally, has been or will be confirmed by written opinion of the same date) from Piper Sandler Companies, to the effect that as of the date of such opinion and based upon and subject to the assumptions, limitations, qualifications and other matters set forth in the written opinion, the Exchange Ratio pursuant to this Agreement is fair, from a financial point of view, to BancShares. Such opinion has not been amended or rescinded as of the date of this Agreement.
4.25 BancShares Information. The information relating to BancShares and its Subsidiaries or that is provided by BancShares or its Subsidiaries or their respective representatives for inclusion in the Joint Proxy Statement and the S-4, or in any other document filed with any Regulatory Agency or Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Joint Proxy Statement (except for such portions thereof that relate only to CIT or any of its Subsidiaries)

will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The S-4 (except for such portions thereof that relate only to CIT or any of its Subsidiaries) will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.
4.26 Loan Portfolio.
(a) As of the date hereof, except as set forth in Section 4.26(a) of the BancShares Disclosure Schedule, neither BancShares nor any of its Subsidiaries is a party to any written or oral Loan in which BancShares or any Subsidiary of BancShares is a creditor that, as of June 30, 2020, had an outstanding balance of $10,000,000 or more and under the terms of which the obligor was, as of June 30, 2020, over ninety (90) days or more delinquent in payment of principal or interest. Set forth in Section 4.26(a) of the BancShares Disclosure Schedule is a true, correct and complete list of (A) all the Loans of BancShares and its Subsidiaries that, as of June 30, 2020, had an outstanding balance of $10,000,000 and were classified by BancShares as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Troubled Debt Restructuring,” “Watch List” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, together with the aggregate principal amount of and accrued and unpaid interest on such Loans, by category of Loan (e.g., commercial, consumer, etc.), together with the aggregate principal amount of such Loans by category and (B) each asset of BancShares or any of its Subsidiaries that, as of June 30, 2020, is classified as “Other Real Estate Owned” and the book value thereof.
(b) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on BancShares, each Loan of BancShares or any of its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be (without any oral amendments or modifications thereto, (ii) to the extent carried on the books and records of BancShares and its Subsidiaries as secured Loans, has been secured by valid restrictions, claims or Liens, as applicable, which have been perfected, (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions and (iv) is not subject to any claim as to the enforcement which been asserted in writing against BancShares, FCB or such Subsidiaries for which there is a reasonable possibility of an adverse determination.
(c) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on BancShares, each outstanding Loan of BancShares or any of its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of BancShares and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.
(d) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on BancShares, (i) none of BancShares or any of its Subsidiaries is in breach of any representation or warranty made by it with respect to Loan eligibility requirements under any contract pursuant to which it has originated or securitized a Pool, (ii) each of BancShares and its Subsidiaries has complied with all of its obligations to properly certify or, if required, recertify such Pools in accordance with such contracts and all applicable laws; and (iii) none of BancShares or any of its Subsidiaries has any obligation to repurchase any Loans or interests under the contracts pursuant to which BancShares, FCB or any of their Subsidiaries has sold any Pool, or participations in Pools.
(e) There are no outstanding Loans made by BancShares or any of its Subsidiaries to any “executive officer” or other “insider” (as each such term is defined in Regulation O promulgated by the Federal Reserve Board) of BancShares or its Subsidiaries, other than Loans that are subject to and that were made and continue to be in compliance in all material respects with Regulation O promulgated by the Federal Reserve Board or that are exempt therefrom.
(f) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on BancShares, neither BancShares, FCB nor any of their Subsidiaries is now or has been since January 1, 2018, subject to any fine, suspension, or settlement or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity relating to the origination, sale, or servicing of mortgage or consumer Loans.

4.27 Insurance. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on BancShares, (a) BancShares and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of BancShares reasonably has determined to be prudent and consistent with industry practice, and BancShares and its Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof, (b) each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of BancShares and its Subsidiaries, BancShares or the relevant Subsidiary thereof is the sole beneficiary of such policies, and (c) all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion. There is no claim for coverage by BancShares or any of its Subsidiaries pending under any insurance policy as to which coverage has been questioned, denied or disputed by the underwriters of such insurance policy. Neither BancShares nor any of its Subsidiaries has received notice of any threatened termination of, material premium increase with respect to, or material alteration of coverage under, any insurance policies.
4.28 Investment Advisor Subsidiaries.
(a) Certain of BancShares’ Subsidiaries provide investment management, investment advisory or sub-advisory services (including management and advice provided to separate accounts and participation in wrap fee programs) and are required to register with the SEC as an investment adviser under the Investment Advisers Act (each such Subsidiary, a “BancShares Advisory Entity”). Each BancShares Advisory Entity is registered as an investment adviser under the Investment Advisers Act and has operated since January 1, 2017 and is currently operating in compliance with all laws applicable to it or its business and has all registrations, permits, licenses, exemptions, orders and approvals required for the operation of its business or ownership of its properties and assets substantially as presently conducted, except in each case as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on BancShares.
(b) The accounts of each advisory client of BancShares or its Subsidiaries, for purposes of the Investment Advisers Act, that are subject to ERISA have been managed by the applicable BancShares Advisory Entity in compliance with the applicable requirements of ERISA, except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on BancShares.
(c) None of the BancShares Advisory Entities nor any “person associated with an investment adviser” (as defined in the Investment Advisers Act) of any of them is ineligible pursuant to Section 203 of the Investment Advisers Act to serve as an investment advisor or as a person associated with a registered investment advisor, except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on BancShares.
4.29 Insurance Subsidiaries.
(a) Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on BancShares, (i) since January 1, 2018, at the time each agent, representative, producer, reinsurance intermediary, wholesaler, third-party administrator, distributor, broker, employee or other person authorized to sell, produce, manage or administer products on behalf of any BancShares Subsidiary (“BancShares Agent”) wrote, sold, produced, managed, administered or procured business for a BancShares Subsidiary, such BancShares Agent was, at the time the BancShares Agent wrote or sold business, duly licensed for the type of activity and business written, sold, produced, managed, administered or produced to the extent required by applicable law, (ii) no BancShares Agent has been since January 1, 2018, or is currently, in violation (or with or without notice or lapse of time or both, would be in violation) of any law, rule or regulation applicable to such BancShares Agent’s writing, sale, management, administration or production of insurance business for any BancShares Insurance Subsidiary (as defined below), and (iii) each BancShares Agent was appointed by BancShares or a BancShares Insurance Subsidiary in compliance with applicable insurance laws, rules and regulations and all processes and procedures undertaken with respect to such BancShares Agent were undertaken in compliance with applicable insurance laws, rules and regulations. “BancShares Insurance Subsidiary” means each Subsidiary of BancShares through which insurance operations is conducted.
(b) Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on BancShares, (i) since January 1, 2018, BancShares and the BancShares Insurance Subsidiaries have made all required notices, submissions, reports or other filings under applicable insurance holding company statutes, (ii) all contracts, agreements, arrangements and transactions in effect between any BancShares Insurance

Subsidiary and any affiliate are in compliance in all material respects with the requirements of all applicable insurance holding company statutes, and (iii) each BancShares Insurance Subsidiary has operated and otherwise been in compliance with all applicable insurance laws, rules and regulations.
4.30 Broker-Dealer Subsidiaries.
(a) BancShares has certain Subsidiaries that are registered, licensed or qualified, or are required to be registered, licensed or qualified, as a broker-dealer in accordance with any regulatory or legal requirement applicable to such BancShares Subsidiary (each, a “BancShares Broker-Dealer Subsidiary”). Except as would not reasonably be expected to, either individually or in the aggregate, have a Material Adverse Effect on BancShares: (i) each BancShares Broker-Dealer Subsidiary is duly registered under the Exchange Act as a broker-dealer with the SEC and is in compliance with the applicable provisions of the Exchange Act, including the net capital requirements and customer protection requirements thereof; (ii) each BancShares Broker-Dealer Subsidiary is a member in good standing with FINRA and any other applicable SRO and in compliance with all applicable rules and regulations of FINRA and any such SRO of which it is a member or which otherwise has authority over it; (iii) each BancShares Broker-Dealer Subsidiary (and each registered representative thereof) is duly registered, licensed or qualified as a broker-dealer or registered representative, as applicable, under, and in compliance with, the applicable laws of all jurisdictions in which it is required to be so registered and each such registration, license or qualification is in full force and effect and in good standing; and (iv) there is no action, suit, proceeding or investigation pending or, to the knowledge of BancShares, threatened that would reasonably be likely to lead to the revocation, amendment, failure to renew, limitation, suspension or restriction of any such registrations, licenses and qualifications.
(b) Except as would not reasonably be expected to, either individually or in the aggregate, have a Material Adverse Effect on BancShares, (i) none of the BancShares Broker-Dealer Subsidiaries nor any “associated person” thereof (A) is or has been ineligible to serve as a broker-dealer or an associated person of a broker-dealer under Section 15(b) of the Exchange Act, (B) is subject to a “statutory disqualification” as defined in Section 3(a)(39) of the Exchange Act, or (C) is subject to a disqualification that would be a basis for censure, limitations on the activities, functions or operations of, or suspension or revocation of the registration of any BancShares Broker-Dealer Subsidiary as broker-dealer, municipal securities dealer, government securities broker or government securities dealer under Section 15, Section 15B or Section 15C of the Exchange Act, and (ii) there is no action, suit, proceeding or investigation pending or, to the knowledge of BancShares, threatened, that is reasonably likely to result in any such person being deemed ineligible as described in clause (A), subject to a “statutory disqualification” as described in clause (B) or subject to a disqualification as described in clause (C).
4.31 No Other Representations or Warranties.
(a) Except for the representations and warranties made by the BancShares Parties in this Article IV, no BancShares Party nor any other person makes any express or implied representation or warranty with respect to BancShares, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and the BancShares Parties hereby disclaim any such other representations or warranties. In particular, without limiting the foregoing disclaimer, no BancShares Party nor any other person makes or has made any representation or warranty to CIT or any of its affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to the BancShares Parties, any of their Subsidiaries or their respective businesses or (ii) except for the representations and warranties made by the BancShares Parties in this Article IV, any oral or written information presented to CIT or any of its affiliates or representatives in the course of their due diligence investigation of the BancShares Parties, the negotiation of this Agreement or in the course of the transactions contemplated hereby.
(b) Each BancShares Party acknowledges and agrees that neither CIT nor any other person has made or is making any express or implied representation or warranty other than those contained in Article III.
ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS
5.1 Conduct of Businesses Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement (including as set forth in the CIT Disclosure Schedule or the BancShares Disclosure Schedule),

required by law (including the Pandemic Measures) or as consented to in writing by the other party (such consent not to be unreasonably withheld, conditioned or delayed), each of BancShares and CIT shall, and shall cause each of its respective Subsidiaries to, (a) conduct its business in the ordinary course in all material respects, (b) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships, and (c) take no action that would reasonably be expected to adversely affect or delay the ability of any BancShares Party or CIT to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby on a timely basis. Notwithstanding anything to the contrary set forth in this Section 5.1 or Section 5.2, a party and its Subsidiaries may take any commercially reasonable actions that such party reasonably determines are necessary or prudent for such party to take or not take in response the Pandemic or the Pandemic Measures; provided that such party shall provide prior notice to and consult with the other party in good faith to the extent such actions would otherwise require consent of the other party under this Section 5.1 or Section 5.2.
5.2 Forbearances. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in the BancShares Disclosure Schedule or the CIT Disclosure Schedule, as expressly contemplated or permitted by this Agreement or as required by law (including the Pandemic Measures), neither BancShares nor CIT shall, and neither BancShares nor CIT shall permit any of their respective Subsidiaries to, without the prior written consent of the other party to this Agreement (such consent not to be unreasonably withheld, conditioned or delayed):
(a) other than (i) federal funds borrowings and Federal Home Loan Bank borrowings, in each case with a maturity not in excess of two (2) years, (ii) the creation of deposit liabilities (including reciprocal and brokered deposits), (iii) issuances of letters of credit, (iv) purchases of federal funds, (v) sales of certificates of deposit and (vi) entry into repurchase agreements, in each case in the ordinary course of business, incur any indebtedness for borrowed money (other than indebtedness of CIT or any of its wholly owned Subsidiaries to CIT or any of its wholly owned Subsidiaries, on the one hand, or of BancShares or any of its wholly owned Subsidiaries to BancShares or any of its wholly owned Subsidiaries, on the other hand), or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity;
(b) (i)  adjust, split, combine or reclassify any capital stock;
(ii) make, declare, pay or set a record date for any dividend, or any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other equity or voting securities or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into or exercisable for any shares of its capital stock or other equity or voting securities, including any CIT Securities or CIT Subsidiary Securities, in the case of CIT, or BancShares Securities or BancShares Subsidiary Securities, in the case of BancShares, except, in each case, (A) regular quarterly cash dividends by CIT at a rate not in excess of $0.35 per share of CIT Common Stock and regular quarterly cash dividends by BancShares at a rate not in excess of $0.50 per share of BancShares Common Stock, (B) dividends paid by any of the Subsidiaries of each of BancShares and CIT to BancShares or CIT or any of their wholly owned Subsidiaries, respectively, (C) dividends provided for and paid on any preferred securities (including trust preferred securities) of BancShares, CIT or their respective Subsidiaries in accordance with the terms thereof or (D) the acceptance of shares of CIT Common Stock or BancShares Common Stock, as the case may be, as payment for the exercise price of stock appreciation rights or stock options or for withholding Taxes incurred in connection with the exercise of stock appreciation rights or stock options or the vesting or settlement of equity compensation awards, in each case, in accordance with past practice and the terms of the applicable award agreements;
(iii) grant any stock appreciation rights, stock options, restricted stock units, performance units, phantom stock units, restricted shares or other equity-based awards or interests, or grant any person any right to acquire any CIT Securities or CIT Subsidiary Securities, in the case of CIT, or BancShares Securities or BancShares Subsidiary Securities, in the case of BancShares; or
(iv) issue, sell, transfer, encumber or otherwise permit to become outstanding any shares of capital stock or voting securities or equity interests or securities convertible (whether currently convertible or convertible only after the passage of time of the occurrence of certain events) or exchangeable into, or exercisable for, any shares of its capital stock or other equity or voting securities, including any CIT Securities or CIT Subsidiary Securities, in the case of CIT, or BancShares Securities or BancShares Subsidiary Securities, in the case of BancShares, or any options, warrants, or other rights of any kind to acquire any shares of capital stock or other equity or voting securities, including any CIT Securities or CIT Subsidiary Securities, in the case of CIT, or BancShares Securities or BancShares Subsidiary Securities, in the case of BancShares, except pursuant to the exercise of stock appreciation rights or stock options or the settlement of equity compensation awards in accordance with their terms;
(c) sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets to any individual, corporation or other entity other than a wholly owned Subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, in each case other than in the ordinary course of business or pursuant to contracts or agreements in force at the date of this Agreement;
(d) except for foreclosure or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith in the ordinary course of business, make any material investment in or acquisition of (whether by purchase of stock or securities, contributions to capital, property transfers, merger or consolidation, or formation of a joint venture or otherwise) any other person or the property or assets of any other person for consideration in excess of $100,000,000, in each case other than a wholly owned Subsidiary of CIT or BancShares, as applicable;
(e) in each case except for transactions in the ordinary course of business, terminate, materially amend, or waive any material provision of, any CIT Contract or BancShares Contract, as the case may be, or make any change in any instrument or agreement governing the terms of any of its securities, other than normal renewals of contracts without material adverse changes of terms with respect to CIT or BancShares, as the case may be, or enter into any contract that would constitute a CIT Contract or BancShares Contract, as the case may be, if it were in effect on the date of this Agreement;
(f) except as required under applicable law or the terms of any CIT Benefit Plan or BancShares Benefit Plan existing as of the date hereof, as applicable, (i) enter into, establish, adopt, amend or terminate any CIT Benefit Plan or BancShares Benefit Plan, or any arrangement that would be a CIT Benefit Plan or a BancShares Benefit Plan if in effect on the date hereof, other than (x) in the ordinary course of business consistent with past practice and (y) as would not reasonably be expected to materially increase the cost of benefits under any CIT Benefit Plan, BancShares Benefit Plan, CIT Contract or BancShares Contract, as the case may be, (ii) increase the compensation or benefits payable to any current or former employee, officer, director or individual consultant, other than increases to current employees and officers (x) in connection with a promotion or change in responsibilities and to a level consistent with similarly situated peer employees, (y) in the ordinary course of business consistent with past practice or (z) the payment of incentive compensation for completed performance periods based upon corporate performance, the performance of such employee and, if applicable, such employee’s business, (iii) accelerate the vesting of any equity-based awards or other compensation, (iv) enter into any new, or amend any existing, employment, severance, change in control, retention, collective bargaining agreement or similar agreement or arrangement, (v) fund any rabbi trust or similar arrangement or in any other way secure the payment of compensation or benefits under any CIT Benefit Plan, BancShares Benefit Plan, CIT Contract or BancShares Contract, as the case may be, or (vi) hire any employee with an annual compensation (base salary and target annual incentive opportunity) in excess of $500,000, other than as a replacement hire receiving substantially similar terms of employment;
(g) settle any material claim, suit, action or proceeding, except involving solely monetary remedies in an amount, individually and in the aggregate, that is not material to CIT or BancShares, as applicable, and that would not impose any material restriction on, or create any adverse precedent that would be material to, the business of it or its Subsidiaries or the Surviving Bank or to the receipt of regulatory approvals for the Merger on a timely basis;
(h) take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the Merger and the Second Step Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;
(i) amend its certificate of incorporation, its bylaws or comparable governing documents of its Subsidiaries that are “significant subsidiaries” within the meaning of Rule 1-02 of Regulation S-X of the SEC;

(j) other than in prior consultation with the other party to this Agreement, materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;
(k) implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP;
(l) enter into any new line of business or, other than in the ordinary course of business consistent with past practice, change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating, securitization and servicing policies (including any material change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof or individual loans), except as required by applicable law, regulation or policies imposed by any Governmental Entity;
(m) make, change or revoke any material Tax election, change an annual Tax accounting period, adopt or change any material Tax accounting method, file any material amended Tax Return, enter into any closing agreement with respect to a material amount of Taxes, or settle any material Tax claim, audit, assessment or dispute or surrender any material right to claim a refund of Taxes;
(n) merge or consolidate itself or any of its Subsidiaries that are “significant subsidiaries” within the meaning of Rule 1-02 of Regulation S-X of the SEC with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its Subsidiaries that are “significant subsidiaries” within the meaning of Rule 1-02 of Regulation S-X of the SEC;
(o) with respect to CIT, except as to any Railcar asset included on the Railcar Tape, subject any of its properties or assets to any material Lien (other than Permitted Encumbrances and other Liens existing as of the date of this Agreement and other than in connection with securing advances, repurchase agreements, and other borrowings not prohibited by this Agreement);
(p) with respect to CIT, sell, pledge, dispose of, transfer, encumber or otherwise impose any Lien on any Railcar asset included on the Railcar Tape or otherwise leased by CIT or any of its Subsidiaries as lessor, except (i) the sale or disposal of railcars as a result of a casualty event, (ii) between CIT and its Subsidiaries, (iii) the re-lease, in the ordinary course of business, of any Railcar that comes off-lease between the date of this Agreement and the Closing, or (iv) the sale of inventory (including railcars and including the sale of obsolete, worn-out or immaterial assets for scrap) in the ordinary course of business or the leasing of railcars in the ordinary course of business (it being agreed that any contract or series of related contracts for the sale or lease of more than 2,500 railcars per fiscal quarter shall be regarded as not being in the ordinary course of business);
(q) take any action that is intended or expected to result in any of the conditions to the Merger set forth in Article VII not being satisfied, except as may be required by applicable law; or
(r) agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors or similar governing body in support of, any of the actions prohibited by this Section 5.2.
ARTICLE VI

ADDITIONAL AGREEMENTS
6.1 Regulatory Matters.
(a) Promptly after the date of this Agreement, BancShares and CIT shall prepare and file with the SEC the Joint Proxy Statement, and BancShares shall prepare and file with the SEC the S-4, in which the Joint Proxy Statement will be included as a prospectus. BancShares and CIT, as applicable, shall use reasonable best efforts to make such filings within thirty (30) days of the date of this Agreement. Each of BancShares and CIT shall use its reasonable best efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filings, and to keep the S-4 effective for so long as necessary to consummate the transactions contemplated by this Agreement, and BancShares and CIT shall thereafter mail or deliver the Joint Proxy Statement to their respective stockholders. BancShares shall also use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and CIT shall furnish all information concerning CIT and the holders of CIT Common Stock as may be reasonably requested in connection with any such action.

(b) The parties hereto shall cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings and in the case of the applications, notices, petitions and filings in respect of the Requisite Regulatory Approvals, use their reasonable best efforts to make them within thirty (30) days of the date of this Agreement, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger, the Second Step Merger, and the Bank Merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such Governmental Entities. BancShares and CIT shall have the right to review for a reasonable period of time in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to CIT or BancShares, as the case may be, and any of their respective Subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity, including the Joint Proxy Statement, the S-4 and any other filing made in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein, and each party shall consult with the other in advance of any meeting or conference with any Governmental Entity in connection with the transactions contemplated by this Agreement and, to the extent permitted by such Governmental Entity, give the other party and/or its counsel the opportunity to attend and participate in such meetings and conferences, in each case subject to applicable law. As used in this Agreement, the term “Requisite Regulatory Approvals” shall mean all regulatory authorizations, consents, orders and approvals (and the expiration or termination of all statutory waiting periods in respect thereof) (i) from FINRA, the Federal Reserve Board or the relevant Federal Reserve Banks acting under delegated authority pursuant to the BHC Act and Regulations W and Y, and pursuant to Regulation K and Section 25A of the Federal Reserve Act (to establish an Edge Act corporation to own the foreign subsidiaries of CIT), the FDIC pursuant to the Bank Merger Act and FDI Act, the Antitrust Division of the US Department of Justice, and the North Carolina Commissioner of Banks pursuant to N.C. Gen. Stat. §§ 53C-7-201 to 53C-7-209; and (ii) set forth in Section 3.4 or Section 4.4 that are necessary to consummate the transactions contemplated by this Agreement (including the Merger, the Second Step Merger, and the Bank Merger) or those the failure of which to be obtained would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on BancShares or the Surviving Bank.
(c) Each party shall use its reasonable best efforts to respond to any request for information and resolve any objection that may be asserted by any Governmental Entity with respect to this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing, nothing contained herein shall be deemed to require any BancShares Party or CIT or any of their respective Subsidiaries, to, in connection with obtaining the foregoing permits, consents, approvals and authorizations of Governmental Entities or third parties, take any action, or commit to take any action, or agree to any condition or restriction that would reasonably be expected to have a Material Adverse Effect on BancShares or the Surviving Bank (assuming for this purpose that the Surviving Bank consists of FCB and CIT and their respective Subsidiaries taken as a whole) (a “Materially Burdensome Regulatory Condition”), provided that the sale of one or more branches of BancShares or CIT in a geographic banking market shall not constitute, or be taken into account in determining whether there would be, a Materially Burdensome Regulatory Condition.
(d) The BancShares Parties and CIT shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy Statement, the S-4 or any other statement, filing, notice or application made by or on behalf of BancShares, CIT or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger, the Second Step Merger, the Bank Merger and the other transactions contemplated by this Agreement.
(e) The BancShares Parties and CIT shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained, or that the receipt of any such approval will be delayed.

6.2 Access to Information; Confidentiality.
(a) Subject to Section 9.14, upon reasonable notice and subject to applicable laws (including the Pandemic Measures), each of BancShares, FCB, Merger Sub, and CIT, for the purposes of verifying the representations and warranties of the other and preparing for the Merger, the Second Step Merger, and the other matters contemplated by this Agreement, shall, and shall cause each of their respective Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors and other representatives of the other party, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments, personnel, information technology systems, and records, and each shall cooperate with the other party in preparing to execute after the Effective Time the conversion or consolidation of systems and business operations generally, and, during such period, each of BancShares, FCB, Merger Sub, and CIT shall, and shall cause its respective Subsidiaries to, make available to the other party (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking laws (other than reports or documents that the BancShares Parties or CIT, as the case may be, is not permitted to disclose under applicable law), (ii) the information set forth on Section 6.2(a) of the CIT Disclosure Schedule and (iii) all other information concerning its business, properties, assets, liabilities and personnel as such party may reasonably request. No BancShares Party nor CIT nor any of their respective Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of the BancShares Parties’ or CIT’s, as the case may be, customers, jeopardize the attorney-client privilege of the institution in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties), contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement or to the extent that the BancShares Parties or CIT, as the case may be, reasonably determines, in light of Pandemic or the Pandemic Measures that such access would jeopardize the health and safety of any of its employees. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.
(b) Each of BancShares, FCB, and Merger Sub on one hand, and CIT on the other hand, shall hold all information furnished by or on behalf of the other party or parties, as applicable, or any of such party’s Subsidiaries or representatives pursuant to Section 6.2(a) in confidence to the extent required by, and in accordance with, the provisions of the confidentiality agreement, dated June 8, 2020, between BancShares and CIT (the “Confidentiality Agreement”).
(c) No investigation by any of the parties or their respective representatives shall affect or be deemed to modify or waive the representations and warranties of the other set forth herein. Nothing contained in this Agreement shall give any party, directly or indirectly, the right to control or direct the operations of the other parties prior to the Effective Time. Prior to the Effective Time, the parties shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.
6.3 Stockholders’ Approvals.
(a) Each of BancShares and CIT shall call a meeting of its stockholders (the “BancShares Meeting” and the “CIT Meeting,” respectively) to be held as soon as reasonably practicable after the S-4 is declared effective, for the purpose of obtaining (a) the Requisite CIT Vote and the Requisite BancShares Vote required in connection with this Agreement and the Merger and (b) if so desired and mutually agreed, a vote upon other matters of the type customarily brought before a meeting of stockholders in connection with the approval of a merger agreement or the transactions contemplated thereby, and each of CIT and BancShares shall use its reasonable best efforts to cause such meetings to occur as soon as reasonably practicable and on the same date. Such meetings may be held virtually, subject to applicable law and the organizational documents of each party. Subject to Section 6.3(b), each of BancShares and CIT and their respective Boards of Directors shall use its reasonable best efforts to obtain from the stockholders of BancShares and CIT, as applicable, the Requisite BancShares Vote and the Requisite CIT Vote, as applicable, including by communicating to the respective stockholders of BancShares and CIT its recommendation (and including such recommendation in the Joint Proxy Statement) that, in the case of BancShares, the stockholders of BancShares approve this Agreement (the “BancShares Board Recommendation”), and in the case of CIT, that the stockholders of CIT approve this Agreement (the “CIT Board Recommendation”), and each of BancShares and CIT and their respective Boards of Directors shall not (i) withhold, withdraw, modify or qualify in a manner adverse to the other party the BancShares Board

Recommendation, in the case of BancShares, or the CIT Board Recommendation, in the case of CIT, (ii) fail to make the BancShares Board Recommendation, in the case of BancShares, or the CIT Board Recommendation, in the case of CIT, in the Joint Proxy Statement, (iii) adopt, approve, recommend, endorse an Acquisition Proposal, (iv) publicly propose to do any of the foregoing (any of the foregoing actions described in clauses (i) through (iv), a “Recommendation Change”) or (v) execute or enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement (other than a confidentiality agreement referred to in Section 6.12(a) entered into in compliance with Section 6.12(a)) providing for an Acquisition Proposal (an “Alternative Acquisition Agreement”).
(b) Notwithstanding anything in this Agreement to the contrary, subject to Section 8.1 and Section 8.2, prior to the receipt of the Requisite BancShares Vote, in the case of BancShares, or the Requisite CIT Vote, in the case of CIT, each of the Boards of Directors of BancShares and CIT may submit this Agreement to its stockholders without recommendation (which, for the avoidance of doubt, shall constitute a Recommendation Change), in which event such Board of Directors may communicate the basis for its lack of recommendation to its stockholders in the Joint Proxy Statement or an appropriate amendment or supplement thereto to the extent required by law (although the resolutions approving this Agreement as of the date hereof may not be rescinded or amended), if (i)(A) such Board of Directors has received an Acquisition Proposal, which it believes in good faith, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, constitutes a Superior Proposal (in which event, subject to compliance with this Section 6.3(b), the Board of Directors of CIT may cause CIT to terminate this Agreement pursuant to Section 8.1(f) and the Board of Directors of BancShares may cause BancShares to terminate this Agreement pursuant to Section 8.1(g)) or (B) an Intervening Event has occurred, and (ii) such Board of Directors, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that failure to take such actions would more likely than not result in a violation of its fiduciary duty under applicable law, in each case, if, but only if, (1) BancShares and CIT, as applicable, have complied in all material respects with Section 6.12, (2) BancShares or CIT, as applicable, delivers to the other party at least four (4) business days’ prior written notice of its intention to take such action, and furnishes to the other party a reasonable description of the events or circumstances giving rise to its determination to take such action (including, in the event such action is taken in response to an Acquisition Proposal, the identity of the person making such Acquisition Proposal, a copy of the proposed transaction agreement(s) and all other documents relating to such Acquisition Proposal), (3) prior to taking such action, BancShares or CIT, as applicable, negotiates, and causes its financial, legal, and other advisors to negotiate, in good faith with the other party, during the four (4) business day period following BancShares’ or CIT’s, as applicable, delivery of the notice referred to in such sub-clause (2) above (to the extent the party receiving such notice desires to so negotiate), and (4) after the conclusion of such four (4) business day period, the Board of Directors of BancShares or CIT, as applicable, determines in good faith, after giving effect to all of the adjustments (if any) which may be offered by the other party pursuant to sub-clause (3) above, that, in the case of actions described in clause (i)(A) above, such Acquisition Proposal continues to constitute a Superior Proposal and in case of actions described in either clause (i)(A) or clause (i)(B) above, it would nevertheless more likely than not result in a violation of its fiduciary duties under applicable law to make or continue to make the BancShares Board Recommendation or the CIT Board Recommendation, as applicable (it being agreed that, if such actions are being taken in response to an Acquisition Proposal, in the event that, following delivery of the notice referred to in sub-clause (2) above, there is any material revision to the terms of such Acquisition Proposal, including, any revision in price, the four (4) business day period during which the parties agree to negotiate in good faith shall be extended, if applicable, to ensure that at least two (2) business days remain to negotiate subsequent to the time BancShares or CIT, as applicable, notifies the other party of any such material revision (it being understood that there may be multiple extensions)). As used in this Agreement, the term “Intervening Event” means any material event, change, effect, development, condition, circumstance or occurrence that (I) improves or would be reasonably likely to improve the business, financial condition or results of operations of BancShares and its Subsidiaries, taken as a whole, or CIT and its Subsidiaries, taken as a whole, as applicable, (II) is not known by or reasonably foreseeable to the Board of Directors of BancShares or the Board of Directors of CIT, as applicable, as of the date of this Agreement and (III) does not relate to any Acquisition Proposal, the end or reduction of the Pandemic or the lifting or expiration of the Pandemic Measures; provided, that, for the avoidance of doubt, neither of the following shall be considered or taken into account in determining whether an Intervening Event has occurred: (x) changes in the trading price or trading volume of the CIT Common Stock (it being understood that the underlying cause of such change may be taken into account to the extent not otherwise excluded by this definition), or (y) the fact alone that BancShares or

CIT, as applicable, meets or exceeds any internal or published forecasts or projections for any period (it being understood that the underlying cause of such over-performance by BancShares or CIT, as applicable, may be taken into account to the extent not otherwise excluded by this definition).
(c) Notwithstanding any Recommendation Change, unless this Agreement has been terminated, the BancShares Meeting and CIT Meeting shall be convened and this Agreement shall be submitted to the stockholders of BancShares and CIT at such meetings for the purpose of the stockholders of BancShares and CIT considering and voting on approval of this Agreement and any other matters required to be approved by the stockholders of BancShares and CIT in order to consummate the transactions contemplated by this Agreement. Additionally, unless this Agreement has been terminated, neither BancShares nor CIT shall submit to or for a vote of its stockholders any Acquisition Proposal.
(d) Each of BancShares and CIT shall adjourn or postpone the BancShares Meeting and CIT Meeting, as applicable, if (i) as of the date of such meeting there are insufficient shares of common stock of BancShares or CIT, as applicable, represented (either in person or by proxy) to constitute the quorum necessary to conduct the business of such meeting, (ii) as of the date of such meeting BancShares or CIT, as applicable, has not received proxies representing a sufficient number of shares necessary for the approval of this Agreement by the stockholders of BancShares or CIT, as applicable, or (iii) required by applicable law in order to ensure that any required supplement or amendment to the Joint Proxy Statement/Prospectus is provided to the stockholders of BancShares or CIT, as applicable, a reasonable amount of time prior to such meeting; provided that, in the case of clauses (i) and (ii), neither BancShares nor CIT shall be required to adjourn or postpone the BancShares Meeting and CIT Meeting, as applicable, (x) more than two (2) times or (y) more than ten days for any one postponement or adjournment or more than 20 days in the aggregate.
6.4 Legal Conditions to Merger. Subject in all respects to Section 6.1 of this Agreement, each of the BancShares Parties and CIT shall, and shall cause its Subsidiaries to, use their reasonable best efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on such party or its Subsidiaries with respect to the Merger, the Second Step Merger, and the Bank Merger and, subject to the conditions set forth in Article VII hereof, to consummate the transactions contemplated by this Agreement as promptly as practicable, (b) to obtain (and to cooperate with the other party to obtain) any material consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party that is required to be obtained by CIT or the BancShares Parties or any of their respective Subsidiaries in connection with the Merger, the Second Step Merger, the Bank Merger and the other transactions contemplated by this Agreement, and (c) to obtain the tax opinions referenced in Section 7.2(c) and Section 7.3(c), including by executing and delivering representations contained in certificates of officers of BancShares, FCB, and CIT reasonably satisfactory in form and substance to BancShares’ and CIT’s counsel.
6.5 Stock Exchange Listing.
(a) BancShares shall cause the shares of BancShares Class A Common Stock and New BancShares Series C Preferred Stock to be issued in the Merger to be approved for listing on Nasdaq, subject to official notice of issuance, prior to the Effective Time.
(b) To the extent requested by BancShares, prior to the Effective Time, CIT shall cooperate with BancShares and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable laws and the rules and policies of the NYSE to enable the delisting by the Surviving Entity of CIT securities from the NYSE and the deregistration of the CIT securities under the Exchange Act as promptly as practicable after the Effective Time.
6.6 Employee Matters.
(a) Commencing on the Effective Time and ending on December 31 of the year in which the Closing occurs (and including any later payments in respect of such period), BancShares shall provide employees of CIT and its Subsidiaries who at the Effective Time become employees of BancShares or its Subsidiaries (the “Continuing Employees”) with the following compensation and benefits: (i) a base salary or base wage rate, as applicable, that is no less favorable than the base salary or base wage rate, as applicable, provided to such Continuing Employee immediately prior to the Effective Time, (ii) cash and equity-based short-term and long-term incentive compensation or bonus opportunities (including sales incentives) that are no less favorable, in the aggregate, than the short-term and long-term incentive compensation or bonus opportunities (including sales incentives), in the aggregate, provided to such Continuing Employee immediately prior to the Effective Time (provided that (x) BancShares may make any incentive compensation or bonus opportunities (or any portion thereof) referred to in this clause (ii) payable in cash in lieu of equity and (y) CIT shall deliver to BancShares at least ten (10) business days prior to the Closing Date a schedule setting forth the amounts for each of the elements of compensation set forth in clauses (i) and (ii) for each Continuing Employee), and (iii) pension and welfare benefits that are no less favorable in the aggregate than those provided to such Continuing Employee immediately prior to the Effective Time. Promptly after the date hereof, CIT and BancShares shall cooperate in reviewing, evaluating and analyzing the CIT Benefit Plans and BancShares Benefit Plans with a view towards determining appropriate benefit plans and programs with respect to continuing employees of CIT and BancShares (“Surviving Bank Benefit Plans”), which Surviving Bank Benefit Plans will, to the extent permitted by applicable law, and among other things, treat similarly situated employees on a substantially equivalent basis, taking into account all relevant factors, including duties, geographic location, tenure, qualifications and abilities. Notwithstanding the foregoing, CIT and BancShares agree that, during the period commencing at the Effective Time until the second anniversary of the Closing, each Continuing Employee who is involuntarily terminated will be provided with the severance benefits that otherwise would have been payable to such employee, after giving effect to service crediting described in Section 6.6(b), under the CIT Employee Severance Plan, as amended and restated effective July 1, 2017. Following the second anniversary of the Closing, each Continuing Employee shall be eligible to participate in and receive severance benefits under those Surviving Bank Benefit Plans of the Surviving Bank in which similarly situated employees of the Surviving Bank are eligible to participate (after giving effect to service crediting described in Section 6.6(b)).
(b) For purposes of eligibility, participation, vesting and benefit accrual (except not for purposes of benefit accrual under any defined benefit pension plan or to the extent that such credit would result in a duplication of benefits) under the BancShares Benefit Plans, CIT Benefit Plans and any Surviving Bank Benefit Plans, service with or credited by BancShares, CIT or any of their respective Subsidiaries or predecessors for Continuing Employees or continuing employees of BancShares or its Subsidiaries shall be treated as service with BancShares to the same extent that such service was taken into account under the analogous CIT Benefit Plan or BancShares Benefit Plan prior to the Effective Time. With respect to any CIT Benefit Plan, BancShares Benefit Plan or Surviving Bank Benefit Plan in which any employees of BancShares or CIT (or their Subsidiaries) prior to the Effective Time first become eligible to participate on or after the Effective Time, and in which such employees did not participate prior to the Effective Time, the Surviving Bank or BancShares shall: (i) waive all preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and their eligible dependents, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous BancShares Benefit Plan or CIT Benefit Plan, as the case may be, and (ii) provide each such employee and his or her eligible dependents with credit for any co-payments and deductibles paid prior to the Effective Time (or, if later, prior to the time such employee commenced participation in any Surviving Bank Benefit Plan) under any BancShares Benefit Plan or CIT Benefit Plan (to the same extent that such credit was given under the analogous CIT or BancShares Benefit Plan) in satisfying any applicable deductible or out-of-pocket requirements under any CIT Benefit Plan, BancShares Benefit Plan or Surviving Bank Benefit Plan in which such employee first become eligible to participate after the Effective Time.
(c) BancShares and FCB hereby acknowledge that the transactions contemplated by this Agreement shall constitute a “change in control,” “change of control” or term or concept of similar import of CIT and its Subsidiaries under the terms of the CIT Benefit Plans. From and after the Effective Time, BancShares or FCB agrees to honor in accordance with their terms all BancShares Benefit Plans and CIT Benefit Plans.
(d) If requested by BancShares in a writing delivered to CIT not less than the earlier of (x) ninety (90) days after the date of this Agreement and (y) ten (10) business days before the Closing Date, the Board of Directors of CIT (or the appropriate committee thereof) shall adopt resolutions and take such corporate action as is necessary or appropriate to terminate the CIT Group Inc. Savings Incentive Plan (the “CIT 401(k) Plan”), effective as of the day prior to the Closing Date and contingent upon the occurrence of the Effective Time. If BancShares requests that the CIT 401(k) Plan be terminated, (i) CIT shall provide BancShares with evidence that such plan has been terminated (the form and substance of which shall be subject to reasonable review and comment by BancShares) not later than two (2) days immediately preceding the Closing Date and (ii) the Continuing Employees shall be eligible to participate, effective as of the Effective Time, in a 401(k) plan sponsored or maintained by BancShares or one of its Subsidiaries (the “BancShares 401(k) Plan”), it being agreed that there shall be no gap in participation in a tax-qualified defined contribution plan. BancShares and

CIT shall take any and all actions as may be required, including amendments to the CIT 401(k) Plan and/or the BancShares 401(k) Plan, to permit the Continuing Employees to make rollover contributions to the BancShares 401(k) Plan of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) in the form of cash or notes (in the case of loans), in an amount equal to the full account balance distributed to such employee from the CIT 401(k) Plan.
(e) Nothing in this Agreement shall confer upon any employee, officer, director or consultant of BancShares or CIT or any of their Subsidiaries or affiliates any right to continue in the employ or service of the Surviving Bank, CIT, BancShares or any Subsidiary or affiliate thereof, or shall interfere with or restrict in any way the rights of the Surviving Bank, CIT, BancShares or any Subsidiary or affiliate thereof to discharge or terminate the services of any employee, officer, director or consultant of BancShares or CIT or any of their Subsidiaries or affiliates at any time for any reason whatsoever, with or without cause. For the avoidance of doubt, any Continuing Employee shall be an employee at will. Nothing in this Agreement shall be deemed to (i) establish, amend, or modify any CIT Benefit Plan, BancShares Benefit Plan, Surviving Bank Benefit Plan or any other benefit or employment plan, program, agreement or arrangement, or (ii) alter or limit the ability of the Surviving Bank or any of its Subsidiaries or affiliates to amend, modify or terminate any particular CIT Benefit Plan, BancShares Benefit Plan, Surviving Bank Benefit Plan or any other benefit or employment plan, program, agreement or arrangement after the Effective Time. Without limiting the generality of Section 9.11, nothing in this Agreement, express or implied, is intended to or shall confer upon any person, including any current or former employee, officer, director or consultant of BancShares or CIT or any of their Subsidiaries or affiliates, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.
6.7 Indemnification; Directors’ and Officers’ Insurance.
(a) From and after the Effective Time, the Surviving Bank or BancShares shall indemnify and hold harmless and shall advance expenses as incurred, in each case to the extent (subject to applicable law) such persons are indemnified as of the date of this Agreement by CIT pursuant to the CIT Certificate of Incorporation, the CIT Bylaws, the governing or organizational documents of any Subsidiary of CIT and any indemnification agreements in existence as of the date hereof and disclosed in Section 6.7(a) of the CIT Disclosure Schedule, each present and former director, officer or employee of CIT and its Subsidiaries (collectively, the “CIT Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the Effective Time, arising out of the fact that such person is or was a director, officer or employee of CIT or any of its Subsidiaries and pertaining to matters existing or occurring at or prior to the Effective Time, including the transactions contemplated by this Agreement; provided, that in the case of advancement of expenses, any CIT Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such CIT Indemnified Party is not entitled to indemnification.
(b) For a period of six (6) years after the Effective Time, the Surviving Bank or BancShares shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by CIT (provided, that the Surviving Bank or BancShares may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the insured) with respect to claims arising from facts or events which occurred at or before the Effective Time; provided, however, that neither the Surviving Bank nor BancShares shall be obligated to expend, on an annual basis, an amount in excess of 300% of the current annual premium paid as of the date hereof by CIT for such insurance (the “Premium Cap”), and if such premiums for such insurance would at any time exceed the Premium Cap, then the Surviving Bank or BancShares shall cause to be maintained policies of insurance which, in such entity’s good faith determination, provide the maximum coverage available at an annual premium equal to the Premium Cap. In lieu of the foregoing, BancShares or CIT, in consultation with, but only upon the consent of BancShares, may (and at the request of BancShares, CIT shall use its reasonable best efforts to) obtain at or prior to the Effective Time a six (6)-year “tail” policy under CIT’s existing directors’ and officers’ insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed the Premium Cap.
(c) The obligations of the Surviving Bank, CIT or BancShares under this Section 6.7 shall not be terminated or modified after the Effective Time in a manner so as to adversely affect any CIT Indemnified Party without the prior written consent of the affected CIT Indemnified Party.

(d) The provisions of this Section 6.7 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each CIT Indemnified Party and his or her heirs and representatives. If the Surviving Bank or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving entity of such consolidation or merger, or (ii) transfers all or substantially all its assets or deposits to any other person or engages in any similar transaction, then in each such case, the Surviving Bank will cause proper provision to be made so that the successors and assigns of the Surviving Bank will expressly assume the obligations set forth in this Section 6.7.
6.8 Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement (including any merger between a Subsidiary of BancShares, on the one hand, and a Subsidiary of CIT, on the other hand) or to vest the Surviving Bank or BancShares with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger, the Second Step Merger, or the Bank Merger, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by BancShares.
6.9 Advice of Changes. The BancShares Parties, on one hand, and CIT, on the other hand, shall each promptly advise the other party of any effect, change, event, circumstance, condition, occurrence or development (i) that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on it or (ii) that it believes would or would reasonably be expected to cause or constitute a material breach of any of its representations, warranties, obligations, covenants or agreements contained herein that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article VII; provided, that any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute a violation of this Section 6.9 or the failure of any condition set forth in Section 7.2 or 7.3 to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case unless the underlying breach would independently result in a failure of the conditions set forth in Section 7.2 or 7.3 to be satisfied; and provided, further, that the delivery of any notice pursuant to this Section 6.9 shall not cure any breach of, or noncompliance with, any other provision of this Agreement or limit the remedies available to the party receiving such notice.
6.10 Stockholder Litigation. The BancShares Parties, on one hand, and CIT, on the other hand, shall give the other party prompt notice of any stockholder litigation against such party or its directors or officers relating to the transactions contemplated by this Agreement, and shall give the other party the opportunity to participate (at such other’s party’s expense) in the defense or settlement of any such litigation. The BancShares Parties, on one hand, and CIT, on the other hand, shall give the other the right to review and comment on all filings or responses to be made by such party in connection with any such litigation, and will in good faith take such comments into account. The BancShares Parties, on one hand, and CIT, on the other hand, shall not agree to settle any such litigation without the other party’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed; provided, that the other party shall not be obligated to consent to any settlement which does not include a full release of such party and its affiliates or which imposes an injunction or other equitable relief after the Effective Time upon the Surviving Bank, BancShares, or any of their affiliates.
6.11 Corporate Governance. Prior to the Effective Time, the Board of Directors of BancShares shall take all actions necessary to cause, effective as of the Effective Time, the Boards of Directors of the Surviving Bank and BancShares to consist, as of the Effective Time, of fourteen (14) directors (i) eleven (11) of whom shall be persons designated by BancShares and (ii) three (3) of whom shall be persons designated by CIT. The eleven (11) directors designated by BancShares shall be selected from among the current directors of BancShares as of the date hereof, and the three (3) directors designated by CIT shall be selected from among the current directors of CIT as of the date hereof, which shall include Ellen R. Alemany.
6.12 Acquisition Proposals.
(a) Each party agrees that it will not, and will cause each of its Subsidiaries and its and their respective officers, directors, employees, agents, advisors and representatives (collectively, “Representatives”) not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate any inquiries or proposals with respect to an Acquisition Proposal, (ii) engage or participate in any negotiations with any person concerning any Acquisition Proposal, (iii) provide any confidential or nonpublic information or data to, have or participate in any discussions with any person relating to any Acquisition Proposal or (iv) unless this Agreement has been terminated in accordance with its terms, approve or enter into any term sheet, letter of intent, commitment, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (whether written or oral, binding or nonbinding) (other than a confidentiality agreement referred to and entered into in accordance with this Section 6.12) in connection with or relating to any Acquisition Proposal. Notwithstanding the foregoing, in the event that after the date of this Agreement and prior to the receipt of the Requisite BancShares Vote, in the case of BancShares, or the Requisite CIT Vote, in the case of CIT, a party receives an unsolicited bona fide written Acquisition Proposal not solicited in violation of this Section 6.12, such party may, and may permit its Subsidiaries and its and its Subsidiaries’ Representatives to, furnish or cause to be furnished confidential or nonpublic information or data and participate in such negotiations or discussions with the person making the Acquisition Proposal if, but only if, the board of directors of such party concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisors) that such Acquisition Proposal constitutes a Superior Proposal or is reasonably likely to lead to a Superior Proposal and that failure to take such actions would more likely than not result in a violation of its fiduciary duty under applicable law, and subject to providing twenty four (24) hours’ prior written notice of its decision to take such action to CIT or BancShares, as applicable, and identifying the person making the Acquisition Proposal and all of the material terms and conditions of such Acquisition Proposal; provided, that, prior to furnishing any confidential or nonpublic information permitted to be provided pursuant to this sentence, such party shall have entered into a confidentiality agreement with the person making such Acquisition Proposal on terms no less favorable to it than the Confidentiality Agreement, which confidentiality agreement shall not provide such person with any exclusive right to negotiate with such party. Each party will, and will cause its Representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any person other than CIT or BancShares, as applicable, with respect to any Acquisition Proposal, and will withdraw and terminate access that was granted to any person (other than to CIT or BancShares, as applicable, and their respective affiliates and Representatives) to any “data room” (virtual or physical) that was established in connection with the transactions contemplated by this Agreement. In addition to the obligations set forth above, each party will promptly (within twenty-four (24) hours) advise the other party following receipt of any Acquisition Proposal or any request for information or inquiry which could reasonably be expected to lead to an Acquisition Proposal, and the substance thereof (including the terms and conditions of and the identity of the person making such inquiry or Acquisition Proposal), will provide the other party with an unredacted copy of any such Acquisition Proposal and any draft agreements, proposals or other materials received in connection with any such inquiry or Acquisition Proposal, and will keep the other party apprised, on a current basis, of the continuing status thereof, including the material terms and conditions thereof and any material changes thereto, and shall provide to the other party copies of any written materials received by such party or any of its Subsidiaries in connection therewith. Each party shall use its reasonable best efforts to enforce any existing confidentiality or standstill agreements to which it or any of its Subsidiaries is a party in accordance with the terms thereof. As used in this Agreement, “Acquisition Proposal” shall mean, with respect to BancShares or CIT, as applicable, other than the transactions contemplated by this Agreement, any offer, proposal, solicitation or inquiry relating to, or any third-party indication of interest in, or the filing of any regulatory application or notice, from or by any person relating to, (i) any acquisition or purchase, direct or indirect, of twenty-five percent (25%) or more of the consolidated assets of a party and its Subsidiaries or twenty-five percent (25%) or more of any class of equity or voting securities of a party or its Subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of the party, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning twenty-five percent (25%) or more of any class of equity or voting securities of a party or its Subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of the party, or (iii) any merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving a party or its Subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of the party. As used in this Agreement, “Superior Proposal” shall mean any bona fide written Acquisition Proposal which the board of directors of BancShares or CIT, as applicable, determines, in good faith, after taking into account all legal, financial, regulatory, and other aspects of such proposal (including the amount, form, and timing of payment of consideration, the financing thereof, any associated break-up or termination fees, including those provided for in this Agreement, expense reimbursement provisions, and all conditions to consummation) and the person making the proposal, and after consulting with its financial advisor (which shall be a nationally recognized investment banking firm) and outside legal counsel, is (i) more favorable from a financial point of view to BancShares’ or CIT’s, as applicable, stockholders than the transactions contemplated by this Agreement and (ii) reasonably likely to be timely consummated on the terms set forth; provided, however, that for purposes of this definition of Superior Proposal, references to “twenty-five percent (25%) or more” in the definition of Acquisition Proposal shall be deemed to be references to “seventy-five percent (75%) or more.”
(b) Nothing contained in this Agreement shall prevent a party or its Board of Directors from complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an Acquisition Proposal; provided, that such rules will in no way eliminate or modify the effect that any action pursuant to such rules would otherwise have under this Agreement.
6.13 Public Announcements. CIT and BancShares agree that the initial press release with respect to the execution and delivery of this Agreement shall be a release mutually agreed to by the parties. Thereafter, each of the parties agrees that no public release or announcement or statement concerning this Agreement or the transactions contemplated hereby shall be issued by any party without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except (i) as required by applicable law or the rules or regulations of any applicable Governmental Entity or stock exchange to which the relevant party is subject, in which case the party required to make the release or announcement shall consult with the other party about, and allow the other party reasonable time to comment on, such release or announcement in advance of such issuance or (ii) for such releases, announcements or statements that are consistent with other such releases, announcement or statements made after the date of this Agreement in compliance with this Section 6.13.
6.14 Change of Method. CIT and BancShares shall be empowered, upon their mutual agreement, at any time prior to the Effective Time, to change the method or structure of effecting the combination of CIT and BancShares (including the provisions of Article I), if and to the extent they both deem such change to be necessary, appropriate or desirable; provided, that if the structure of effecting the combination of CIT and BancShares set forth in Article I would result in the failure to obtain the Requisite Regulatory Approvals on a timely basis to permit the Closing Date to occur on or before the Termination Date (despite the parties hereto using their reasonable best efforts), then BancShares and CIT shall revise the structure of effecting the combination of CIT and BancShares set forth in Article I such that (a) at the Effective Time, CIT shall be merged with and into BancShares, with BancShares continuing as the surviving entity and (b) immediately following such merger, CIT Subsidiary Bank shall be merged with and into FCB, with FCB continuing as the surviving entity provided, further, that no such change shall (i) alter or change the Exchange Ratio or the number of shares of BancShares Class A Common Stock received by holders of CIT Common Stock in exchange for each share of CIT Common Stock, (ii) adversely affect the Tax treatment of CIT’s stockholders or BancShares’ stockholders pursuant to this Agreement, (iii) adversely affect the Tax treatment of CIT or BancShares pursuant to this Agreement or (iv) materially impede or delay the consummation of the transactions contemplated by this Agreement in a timely manner. The parties agree to reflect any such change in an appropriate amendment to this Agreement executed by both parties in accordance with Section 9.1.
6.15 Takeover Restrictions. None of CIT, the BancShares Parties or their respective Boards of Directors shall take any action that would cause any Takeover Restriction to become applicable to this Agreement, the Merger, the Second Step Merger, or any of the other transactions contemplated hereby, and each shall take all necessary steps to exempt (or ensure the continued exemption of) the Merger, the Second Step Merger, and the other transactions contemplated hereby from any applicable Takeover Restriction now or hereafter in effect. If any Takeover Restriction may become, or may purport to be, applicable to the transactions contemplated hereby, each party and the members of their respective Boards of Directors will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Restriction on any of the transactions contemplated by this Agreement, including, if necessary, challenging the validity or applicability of any such Takeover Restriction.
6.16 Treatment of CIT Indebtedness. Upon the Effective Time, BancShares and/or BancShares Bank shall assume the due and punctual performance and observance of the covenants to be performed by CIT under the agreements set forth on Section 6.16 of the CIT Disclosure Schedule (including the Senior and Subordinated Notes) to the extent set forth in such agreements. In connection therewith, BancShares and CIT shall cooperate and use reasonable best efforts to execute and deliver any supplemental indentures, officer’s certificates or other documents, and the parties hereto shall cooperate and use reasonable best efforts to provide any opinion of counsel to the trustee thereof, required to make such assumption effective as of the Effective Time and obtain the consents of the holders of such indebtedness to the extent such consent is required under the documents governing such indebtedness.
6.17 Exemption from Liability Under Section 16(b). CIT and BancShares agree that, in order to most effectively compensate and retain CIT Insiders, both prior to and after the Effective Time, it is desirable that CIT Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable law in connection with the conversion of shares of CIT Common Stock and CIT Preferred Stock into shares of BancShares Class A Common Stock and New BancShares Preferred Stock in the Merger, and for that compensatory and retentive purpose agree to the provisions of this Section 6.17. CIT shall deliver to BancShares in a reasonably timely fashion prior to the Effective Time accurate information regarding those officers and directors of CIT subject to the reporting requirements of Section 16(a) of the Exchange Act (the “CIT Insiders”), and the Board of Directors of BancShares and of CIT, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly thereafter, and in any event prior to the Effective Time, take all such steps as may be required to cause (in the case of CIT) any dispositions of CIT Common Stock, CIT Preferred Stock or CIT Equity Awards by the CIT Insiders, and (in the case of BancShares) any acquisitions of BancShares Class A Common Stock or New BancShares Preferred Stock by any CIT Insiders who, immediately following the transactions contemplated by this Agreement, will be officers or directors of BancShares subject to the reporting requirements of Section 16(a) of the Exchange Act, in each case pursuant to the transactions contemplated by this Agreement, to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act to the fullest extent permitted by applicable law.
6.18 Railcar Tape. CIT shall deliver to the BancShares Parties an updated Railcar Tape that is true, correct and complete in all material respects within ten (10) business days after the end of each calendar month between the date hereof and the Closing Date, and on the first such delivery date, CIT shall deliver to the BancShares Parties, true correct and complete copies of all lease agreements entered into by CIT or any of its Subsidiaries, as lessor, providing for the lease of Railcars.
6.19 CIT Ex-United States Subsidiaries Structuring Transactions. In connection with the transactions contemplated by this Agreement and unless adjusted by either (a) the reasonable determination of BancShares, with the prior written consent of CIT (not to be unreasonably withheld, conditioned or delayed), or (b) mutual written consent of BancShares and CIT, one or more to-be-formed merger or acquisition Subsidiaries of a to-be-formed Edge Act Corporation Subsidiary (the “Edge Act Subsidiary”) of FCB shall enter into one or more merger or equity purchase transactions with the ex-United States Subsidiaries of CIT, whether or not incorporated, through which the ex-United States Subsidiaries of CIT will become Subsidiaries of the Edge Act Subsidiary, notwithstanding any other provision in this Agreement. In connection therewith, BancShares and CIT shall cooperate with each other and use reasonable best efforts to execute and deliver any agreements and plans of merger, stock purchase agreements, or other documents, which are necessary or advisable to consummate such transactions, with the timing of such transactions to be reasonably determined by BancShares, whether prior to, at, or after the Effective Time.
6.20 Certain Additional Structuring Transactions. In connection with the transactions contemplated by this Agreement, if BancShares reasonably determines, with the prior written consent of CIT (not to be unreasonably withheld, conditioned or delayed), that (a) one or more Subsidiaries of CIT or (b) any assets of CIT or any Subsidiaries of CIT are either (x) not able to be held by FCB or a Subsidiary of FCB after consummation of the Merger or (y) able to be held by FCB or a Subsidiary of FCB after consummation of the Merger but such holdings would be materially adverse to BancShares or FCB, then BancShares may direct that, in each case, such Subsidiaries or assets shall be transferred to either BancShares or a Subsidiary of BancShares designated by BancShares, notwithstanding any other provision in this Agreement. In connection therewith, BancShares and CIT shall cooperate with each other and use reasonable best efforts to execute and deliver any agreements and plans of merger, stock purchase agreements, or other documents, which are necessary or advisable to consummate such transactions, with the timing of such transactions to be reasonably determined by BancShares, whether prior to, at, or after the Effective Time.

ARTICLE VII

CONDITIONS PRECEDENT
7.1 Conditions to Each Party’s Obligations. The respective obligations of the parties to effect the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:
(a) Stockholder Approvals. The Requisite BancShares Vote and the Requisite CIT Vote shall have been obtained.
(b) Nasdaq Listing. The shares of BancShares Class A Common Stock and New BancShares Series C Preferred Stock that shall be issuable pursuant to this Agreement shall have been authorized for listing on Nasdaq, subject to official notice of issuance.
(c) Regulatory Approvals. (i) All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated and (ii) no such Requisite Regulatory Approval shall have resulted in the imposition of any Materially Burdensome Regulatory Condition.
(d) S-4. The S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued, and no proceedings for such purpose shall have been initiated or threatened by the SEC and not withdrawn.
(e) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or Governmental Entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger, the Second Step Merger, the Bank Merger or any of the other transactions contemplated by this Agreement shall be in effect. No law, statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity, which prohibits or makes illegal consummation of the Merger, the Second Step Merger, the Bank Merger or any of the other transactions contemplated by this Agreement.
7.2 Conditions to Obligations of BancShares Parties. The obligation of the BancShares Parties to effect the transactions contemplated by this Agreement is also subject to the satisfaction, or waiver by the BancShares Parties, at or prior to the Effective Time, of the following conditions:
(a) Representations and Warranties. The representations and warranties of CIT set forth in Section 3.2(a), Section 3.7 and Section 3.8(a) (in each case after giving effect to the lead-in to Article III) shall be true and correct (other than, in the case of Section 3.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date), and the representations and warranties of CIT set forth in Section 3.1(a), Section 3.1(b) (but only with respect to CIT Subsidiary Bank), Section 3.2(b) (but only with respect to CIT Subsidiary Bank), Section 3.3(a) and Section 3.3(b)(i) (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article III) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date). All other representations and warranties of CIT set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article III) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date); provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on CIT, the Surviving Bank, or BancShares. The BancShares Parties shall have received a certificate dated as of the Closing Date and signed on behalf of CIT by the Chief Executive Officer or the Chief Financial Officer of CIT to the foregoing effect.

(b) Performance of Obligations of CIT. CIT shall have performed in all material respects the obligations, covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date, and the BancShares Parties shall have received a certificate dated as of the Closing Date and signed on behalf of CIT by the Chief Executive Officer or the Chief Financial Officer of CIT to such effect.
(c) Federal Tax Opinion. The BancShares Parties shall have received the opinion of Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P. (or other nationally recognized tax counsel), in form and substance reasonably satisfactory to the BancShares Parties, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger and the Second Step Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of the BancShares Parties and CIT, reasonably satisfactory in form and substance to such counsel.
7.3 Conditions to Obligations of CIT. The obligation of CIT to effect the transactions contemplated by this Agreement is also subject to the satisfaction, or waiver by CIT, at or prior to the Effective Time of the following conditions:
(a) Representations and Warranties. The representations and warranties of the BancShares Parties set forth in Section 4.2(a), Section 4.7 and Section 4.8(a) (in each case, after giving effect to the lead-in to Article IV) shall be true and correct (other than, in the case of Section 4.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date), and the representations and warranties of the BancShares Parties set forth in Section 4.1(a), Section 4.1(b) (but only with respect to FCB), Section 4.2(b) (but only with respect to FCB), Section 4.3(a) and Section 4.3(b)(i) (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article IV) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date). All other representations and warranties of the BancShares Parties set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article IV) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date), provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on the BancShares Parties. CIT shall have received a certificate dated as of the Closing Date and signed on behalf of BancShares by the Chief Executive Officer or the Chief Financial Officer of BancShares to the foregoing effect.
(b) Performance of Obligations of BancShares. The BancShares Parties shall have performed in all material respects the obligations, covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date, and CIT shall have received a certificate dated as of the Closing Date and signed on behalf of BancShares by the Chief Executive Officer or the Chief Financial Officer of BancShares to such effect.
(c) Federal Tax Opinion. CIT shall have received the opinion of Sullivan & Cromwell LLP (or other nationally recognized tax counsel), in form and substance reasonably satisfactory to CIT, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger and the Second Step Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of BancShares and CIT, reasonably satisfactory in form and substance to such counsel.

ARTICLE VIII

TERMINATION AND AMENDMENT
8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time:
(a) by mutual written consent of the BancShares Parties and CIT;
(b) by either the BancShares Parties or CIT if any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the Merger, the Second Step Merger, or the Bank Merger and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable order, injunction, decree or other legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the consummation of the Merger, the Second Step Merger, or the Bank Merger, unless the failure to obtain a Requisite Regulatory Approval shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the obligations, covenants and agreements of such party set forth herein;
(c) by either the BancShares Parties or CIT if the Merger shall not have been consummated on or before October 15, 2021 (the “Termination Date”), unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the obligations, covenants and agreements of such party set forth herein;
(d) by either the BancShares Parties or CIT (provided, that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained herein) if there shall have been a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true) set forth in this Agreement on the part of CIT, in the case of a termination by the BancShares Parties, or the BancShares Parties, in the case of a termination by CIT, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 7.2, in the case of a termination by the BancShares Parties, or Section 7.3, in the case of a termination by CIT, and which is not cured within forty-five (45) days following written notice to CIT, in the case of a termination by the BancShares Parties, or the BancShares Parties, in the case of a termination by CIT, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the Termination Date);
(e) by either the BancShares Parties or CIT if (i) the Requisite CIT Vote shall not have been obtained at the CIT Meeting or at any adjournment or postponement thereof taken in accordance with this Agreement or (ii) if the Requisite BancShares Vote shall not have been obtained at the BancShares Meeting or at any adjournment or postponement thereof taken in accordance with this Agreement;
(f) by CIT, prior to the time the Requisite CIT Vote is obtained, if the Board of Directors of CIT authorizes CIT to enter into an Alternative Acquisition Agreement in response to a Superior Proposal, to the extent permitted by and in accordance with Section 6.3(b);
(g) by the BancShares Parties, prior to the time the Requisite BancShares Vote is obtained, if the Board of Directors of BancShares authorizes BancShares to enter into an Alternative Acquisition Agreement in response to a Superior Proposal, to the extent permitted by and in accordance with Section 6.3(b);
(h) by CIT, prior to the time the Requisite BancShares Vote is obtained, if (i) BancShares or the Board of Directors of BancShares shall have made a Recommendation Change or (ii) BancShares or the Board of Directors of BancShares shall have breached its obligations under Section 6.3 or 6.12 in any material respect; or
(i) by the BancShares Parties, prior to the time the Requisite CIT Vote is obtained, if (i) CIT or the Board of Directors of CIT shall have made a Recommendation Change or (ii) CIT or the Board of Directors of CIT shall have breached its obligations under Section 6.3 or 6.12 in any material respect.
8.2 Effect of Termination.
(a) In the event of termination of this Agreement by either the BancShares Parties or CIT as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of the BancShares Parties, CIT, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that

Section 6.2(b) (Access to Information; Confidentiality), Section 6.13 (Public Announcements), this Section 8.2 and Article IX shall survive any termination of this Agreement and Section 4 of the Voting Agreement shall survive termination of this Agreement as contemplated therein.
(b) (i)  In the event that after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been communicated to or otherwise made known to the Board of Directors or senior management of CIT or shall have been made directly to the stockholders of CIT or any person shall have publicly announced (and not withdrawn at least two (2) business days prior to the CIT Meeting) an Acquisition Proposal, in each case with respect to CIT and (A) (x) thereafter this Agreement is terminated by either the BancShares Parties or CIT pursuant to Section 8.1(c) without the Requisite CIT Vote having been obtained (and all other conditions set forth in Section 7.1 and Section 7.3 were satisfied or were capable of being satisfied prior to such termination) or (y) thereafter this Agreement is terminated by the BancShares Parties pursuant to Section 8.1(d), and (B) prior to the date that is twelve (12) months after the date of such termination, CIT enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then CIT shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay BancShares, by wire transfer of same-day funds, a fee equal to $64,000,000 (the “Termination Fee”); provided, that for purposes of this Section 8.2(b)(i), all references in the definition of Acquisition Proposal to “twenty-five percent (25%)” shall instead refer to “fifty percent (50%).”
(ii) In the event that this Agreement is terminated by CIT pursuant to Section 8.1(f) or by the BancShares Parties pursuant to Section 8.1(i), then CIT shall pay BancShares, by wire transfer of same-day funds, the Termination Fee within two (2) business days of the date of termination.
(c) (i) In the event that after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been communicated to or otherwise made known to the Board of Directors or senior management of BancShares or shall have been made directly to the stockholders of BancShares or any person shall have publicly announced (and not withdrawn at least two (2) business days prior to the BancShares Meeting) an Acquisition Proposal, in each case with respect to BancShares and (A) (x) thereafter this Agreement is terminated by either the BancShares Parties or CIT pursuant to Section 8.1(c) without the Requisite BancShares Vote having been obtained (and all other conditions set forth in Section 7.1 and Section 7.2 were satisfied or were capable of being satisfied prior to such termination) or (y) thereafter this Agreement is terminated by CIT pursuant to Section 8.1(d), and (B) prior to the date that is twelve (12) months after the date of such termination, BancShares enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then BancShares shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay CIT the Termination Fee by wire transfer of same-day funds; provided, that for purposes of this Section 8.2(c)(i), all references in the definition of Acquisition Proposal to “twenty-five percent (25%)” shall instead refer to “fifty percent (50%).”
(ii) In the event that this Agreement is terminated by the BancShares Parties pursuant to Section 8.1(g) or by CIT pursuant to Section 8.1(h), then BancShares shall pay CIT, by wire transfer of same-day funds, the Termination Fee within two (2) business days of the date of termination.
(d) In no event shall either party be required to (i) pay the Termination Fee more than once or (ii) pay the Termination Fee and be subject to a claim for liabilities or damages from the other party hereto.
(e) Each of the BancShares Parties and CIT acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement; accordingly, if BancShares or CIT, as the case may be, fails promptly to pay the amount due pursuant to this Section 8.2, and, in order to obtain such payment, the other party commences a suit which results in a judgment against the non-paying party for the Termination Fee or any portion thereof, such non-paying party shall pay the costs and expenses of the other party (including attorneys’ fees and expenses) in connection with such suit. In addition, if BancShares or CIT, as the case may be, fails to pay the amounts payable pursuant to this Section 8.2, then such party shall pay interest on such overdue amounts at a rate per annum equal to the “prime rate” published in the Wall Street Journal on the date on which such payment was required to be made for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full. The

Termination Fee and other amounts payable pursuant to this Section 8.2 constitute liquidated damages and not a penalty and, except in the case of fraud, shall be the sole monetary remedy of the BancShares Parties and CIT in the event this Agreement is terminated under the circumstances described in Section 8.2 pursuant to which the Termination Fee is payable.
ARTICLE IX

GENERAL PROVISIONS
9.1 Amendment. Subject to compliance with applicable law, this Agreement may be amended by the parties hereto at any time before or after the receipt of the Requisite BancShares Vote or the Requisite CIT Vote; provided, however, that after the receipt of the Requisite BancShares Vote or the Requisite CIT Vote, there may not be, without further approval of the stockholders of BancShares or CIT, as applicable, any amendment of this Agreement that requires such further approval under applicable law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.
9.2 Extension; Waiver. At any time prior to the Effective Time, each of the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered by such other party pursuant hereto, and (c) waive compliance with any of the agreements or satisfaction of any conditions for its benefit contained herein; provided, however, that after the receipt of the Requisite BancShares Vote or the Requisite CIT Vote, there may not be, without further approval of the stockholders of BancShares or CIT, as applicable, any extension or waiver of this Agreement or any portion thereof that requires such further approval under applicable law. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.
9.3 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, obligations, covenants and agreements in this Agreement (or in any certificate delivered pursuant to this Agreement) shall survive the Effective Time, except for Section 6.7 and for those other obligations, covenants and agreements contained herein which by their terms apply in whole or in part after the Effective Time.
9.4 Expenses. Except as otherwise expressly provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense; provided, however, that the costs and expenses of printing and mailing the Joint Proxy Statement and all filing and other fees paid to Governmental Entities in connection with the Merger, the Second Step Merger, and the other transactions contemplated hereby shall be borne equally by BancShares and CIT.

9.5 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, by e-mail transmission (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):
(a)	if to CIT, to:

CIT Group Inc.
1 CIT Drive
Livingston, NJ 07039
	Attention:	James R. Hubbard, General Counsel
	Telephone:	(973) 740-5000
	Facsimile:	(866) 451-4408
	Email:	James.Hubbard@cit.com

With a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
	Attention:	H. Rodgin Cohen
Mitchell S. Eitel
	Facsimile:	(212) 558-3588
	Email:	cohenhr@sullcrom.com
eitelm@sullcrom.com

and

(b)	if to BancShares, FCB or Merger Sub, to:

First Citizens BancShares, Inc.
First-Citizens Bank & Trust Company
FC Merger Subsidiary IX, Inc.
4300 Six Forks Road
Raleigh, North Carolina 27609
	Attention:	Craig L. Nix
	E-mail:	craig.nix@firstcitizens.com

With a copy (which shall not constitute notice) to:

Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.
150 Fayetteville Street, Suite 2300
Raleigh, North Carolina 27601
	Attention:	Gerald F. Roach
	E-mail:	groach@smithlaw.com
9.6 Interpretation. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this

Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The word “or” shall not be exclusive. References to “the date hereof” shall mean the date of this Agreement. As used in this Agreement, the “knowledge” of CIT means the actual knowledge of any of the officers of CIT listed on Section 9.6 of the CIT Disclosure Schedule, and the “knowledge” of BancShares means the actual knowledge of any of the officers of BancShares listed on Section 9.6 of the BancShares Disclosure Schedule. As used herein, (i) the term “person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature, (ii) an “affiliate” of a specified person is any person that directly or indirectly controls, is controlled by, or is under common control with, such specified person, (iii) the term “made available” means any document or other information that was (a) provided by one party or its representatives to the other party and its representatives at least three (3) days prior to the date hereof (with the receiving party confirming receipt), (b) included in the virtual data room of a party at least three (3) days prior to the date hereof or (c) filed by a party with the SEC and publicly available on EDGAR at least one (1) day prior to the date hereof and (iv) references to a party’s stockholders approving this Agreement shall mean approving and adopting this Agreement, as applicable. As used in this Agreement, the term “business days” means Monday through Friday of each week, excluding legal holidays recognized as such by the United States government and any day on which banking institutions in New York, New York, are authorized or obligated to close. The CIT Disclosure Schedule and the BancShares Disclosure Schedule, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement. Nothing contained herein shall require any party or person to take any action in violation of applicable law (including the Pandemic Measures).
9.7 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.
9.8 Entire Agreement. This Agreement (including and together with the Exhibits and Schedules hereto, the CIT Disclosure Schedule, the BancShares Disclosure Schedule and the other documents and instruments referred to herein) together with the Confidentiality Agreement constitutes the entire agreement among the parties and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.
9.9 Governing Law; Jurisdiction.
(a) This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law principles.
(b) Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal or state court of competent jurisdiction located in the State of Delaware (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 9.5.
9.10 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE

FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10.
9.11 Assignment; Third-Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise provided in Section 6.7, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.
9.12 Specific Performance.
(a) The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and, accordingly, that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Merger and the Second Step Merger), in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.
(b) Notwithstanding the foregoing, (i) except in the case of fraud, if this Agreement is terminated under circumstances described in Article VIII that require payment of the Termination Fee, a party’s right to receive payment of the Termination Fee pursuant to Sections 8.1 or 8.2 shall be the sole and exclusive remedy of such party or any other person, whether or not this Agreement has been terminated and all other remedies (including equitable remedies and the remedies set forth in Section 9.12(a)) are waived against the party paying the Termination Fee and any of its affiliates for any and all losses, damages and expenses suffered or incurred in connection with this Agreement and upon payment of the Termination Fee the paying party and its affiliates shall have no further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby (other than as provided in Sections 5(i) and 5(j) of the Voting Agreement) and (ii) except with respect to claims for willful breach, bad faith or fraud, the sole recourse under this Agreement to any party for a breach of this Agreement or any provision hereof by the other party shall be a claim for actual monetary damages which shall not exceed a cap of $64,000,000 and such cap shall be reduced by any Termination Fee paid for any reason by the breaching party.
9.13 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.
9.14 Confidential Supervisory Information. Notwithstanding any other provision of this Agreement, no disclosure, representation or warranty shall be made (or other action taken) pursuant to this Agreement that would involve the disclosure of confidential supervisory information (including confidential supervisory information as defined in 12 C.F.R. § 261.2(c) and as identified in 12 C.F.R. § 309.5(g)(8)) of a Governmental

Entity by any party to this Agreement to the extent prohibited by applicable law. For purposes of clarity, a representation relating to receipt of regulatory approvals on a timely basis shall not be given, or continue to be given, to the extent the reason for it no longer continuing to be accurate involves such confidential supervisory information. To the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of the preceding sentences apply.
9.15 Delivery by Facsimile or Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.
[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.
CIT GROUP INC.

By:	/s/ Ellen R. Alemany
	Name:	Ellen R. Alemany
	Title:	Chairwoman & Chief Executive Officer

FIRST CITIZENS BANCSHARES, INC.

By:	/s/ Peter M. Bristow
	Name:	Peter M. Bristow
	Title:	President
FIRST-CITIZENS BANK & TRUST COMPANY

By:	/s/ Craig L. Nix
	Name:	Craig L. Nix
	Title:	CFO
FC MERGER SUBSIDIARY IX, INC.

:	By:	/s/ Bridget L. Welborn
		Name:	Bridget L. Welborn
		Title:	Secretary
[Signature Page to Agreement and Plan of Merger]

ANNEX B
VOTING AGREEMENT
This VOTING AGREEMENT (this “Agreement”), dated as of October 15, 2020, is by and among CIT Group Inc., a Delaware corporation (“CIT”), and each of the persons whose name appears in the signature block to this Agreement (each, a “Stockholder” and, collectively, the “Stockholders”). Capitalized terms used herein but not defined shall have the meanings specified in the Merger Agreement (as defined below).
W I T N E S S E T H:
WHEREAS, concurrently with the execution and delivery of this Agreement, CIT, First Citizens BancShares, Inc., a Delaware corporation (“BancShares”), First-Citizens Bank & Trust Company, a North Carolina chartered commercial bank and direct, wholly owned subsidiary of BancShares (“FCB“), and FC Merger Subsidiary IX, Inc., a Delaware corporation and a direct, wholly owned subsidiary of FCB (“Merger Sub“) are entering into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, on the terms and subject to the conditions set forth therein, (i) at the Effective Time, Merger Sub will be merged with and into CIT, and CIT will continue as the surviving corporation (in such capacity, the “Interim Surviving Entity”), (ii) at the Second Step Effective Time, BancShares will cause the Interim Surviving Entity to be, and the Interim Surviving Entity will be, merged with and into FCB, and FCB will continue as the surviving entity (in such capacity, the “Surviving Entity”), and (iii) immediately following the Second Step Effective Time, CIT Bank, National Association, a wholly owned subsidiary of CIT, will merge with and into FCB, and FCB will continue as the surviving entity;
WHEREAS, as of the date hereof, each Stockholder is the record and beneficial owner of the number of shares of BancShares common stock set forth on Schedule A hereto (the “Shares”);
WHEREAS, as an inducement to CIT to enter into the Merger Agreement and incur the obligations therein, CIT has required that the Stockholders individually enter into this Agreement.
NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:
Section 1. Agreement to Vote; Restrictions on Transfers.
(a) Agreement to Vote the Shares. Each Stockholder hereby irrevocably and unconditionally agrees that from the date hereof until the termination of this Agreement (the “Expiration Time”), at any meeting (whether annual or special and each adjourned or postponed meeting) of BancShares’ stockholders, however called, such Stockholder will (i) appear at such meeting or otherwise cause all of the Shares to be counted as present thereat for purposes of calculating a quorum and (ii) vote or cause to be voted all of the Shares, (A) in favor of the approval of the issuance of the shares of BancShares capital stock pursuant to the Merger Agreement, (B) in favor of any proposals for the approval and adoption of the Merger Agreement or any other proposal submitted to the BancShares stockholders pursuant to or necessary for the consummation of the transactions contemplated by the Merger Agreement, (C) against any Acquisition Proposal, without regard to any recommendation to the stockholders of BancShares by the Board of Directors of BancShares concerning such Acquisition Proposal, and without regard to the terms of such Acquisition Proposal, or other proposal made in opposition to or that is otherwise in competition or inconsistent with the transactions contemplated by the Merger Agreement, (D) against any agreement, amendment of any agreement or organizational document inconsistent with this Agreement or the Merger Agreement and (E) against any action, agreement, transaction or proposal that would reasonably be expected to result in a material breach of any representation, warranty, covenant, agreement or other obligation of BancShares under the Merger Agreement or that would reasonably be expected to prevent, impede or materially delay the consummation of the transactions contemplated by the Merger Agreement. In the event that, after the date hereof and prior to the termination of the Merger Agreement, a bona fide Acquisition Proposal (I) shall have been communicated to or otherwise made known to the Board of Directors or senior management of BancShares or (II) shall have been made directly to the stockholders of BancShares or any person shall have publicly announced (and not withdrawn at least two (2) business days prior to the BancShares Meeting) an Acquisition Proposal, in each case with respect to BancShares, and thereafter the Merger Agreement is terminated without the Requisite BancShares Vote having been obtained, then each Stockholder hereby irrevocably and unconditionally agrees that from the date hereof until the date that is six (6) months after the date of the termination of the Merger Agreement, at any meeting (whether annual or special and each adjourned or postponed meeting) of BancShares’ stockholders, however called, such Stockholder will vote or cause to be voted all Shares against any Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), without regard to any recommendation to the stockholders of BancShares by the Board of Directors of BancShares concerning such Acquisition Proposal, and without regard to the terms of such Acquisition Proposal; provided, however, that with respect to clause (I) above, such obligation with respect to a Stockholder who is not on the Board of Directors or a member of senior management of BancShares shall be limited to such Stockholder’s actual knowledge of such Acquisition Proposal.
(b) Restrictions on Transfers. Each Stockholder hereby agrees that, from the date hereof until the Expiration Time, such Stockholder shall not, directly or indirectly, sell, offer to sell, give, pledge, grant a security interest in, encumber, assign, grant any option for the sale of or otherwise transfer or dispose of any Shares, or enter into any agreement, arrangement or understanding to take any of the foregoing actions (each, a “Transfer”) other than any Transfer of Shares (i) as a bona fide gift or gifts, (ii) by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the family of the Stockholder or (iii) by operation of law, in each of (i)-(iii), so long as such transferee executes a joinder to this Agreement, in a form reasonably acceptable to CIT, pursuant to which such transferee agrees to become a party to this Agreement and be subject to the restrictions and obligations applicable to the Stockholder and otherwise become a party for all purposes of this Agreement to the extent relating to such transferred Shares. Any Transfer in violation of this Section 1(b) shall be null and void. Each Stockholder further agrees to authorize and request BancShares to notify BancShares’ transfer agent that there is a stop transfer order with respect to all of the Shares and that this Agreement places limits on the voting and Transfer of the Shares.
(c) Transfer of Voting Rights. Each Stockholder hereby agrees that such Stockholder shall not deposit any Shares in a voting trust, grant any proxy or power of attorney or enter into any voting agreement or similar agreement or arrangement in contravention of the obligations of the Stockholder under this Agreement with respect to any of the Shares owned by such Stockholder.
(d) Acquired Shares. Any shares or other voting securities of BancShares in which a Stockholder acquires sole voting power and sole power of disposition with respect to such shares (including, without limitation, by purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such shares or upon exercise or conversion of any securities of BancShares, if any) after the date of this Agreement shall automatically become subject to the terms of this Agreement and shall become “Shares” for all purposes hereof.
(e) No Inconsistent Agreements. Each Stockholder hereby agrees that such Stockholder shall not enter into any agreement, contract or understanding with any person prior to the termination of this Agreement in accordance with its terms, directly or indirectly, to vote, grant a proxy or power of attorney or give instructions with respect to the voting of the Shares in any manner which is inconsistent with this Agreement.
Section 2. Non-Solicit. The Stockholders shall not, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate inquiries or proposals with respect to any Acquisition Proposal, (ii) engage or participate in any negotiations with any person concerning any Acquisition Proposal, or (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to any Acquisition Proposal (except to disclose the existence of the provisions of this Section), or (iv) recommend or endorse an Acquisition Proposal or publicly disclose your intention to do so. For the avoidance of doubt, nothing contained herein shall prohibit each Stockholder, in his or her capacity as a member of the Board of Directors of BancShares, from taking any action in such capacity to the extent such action is permitted by the Merger Agreement or consistent with his or her obligations or rights under the Merger Agreement as a member of the Board of Directors of BancShares.

Section 3. Representations and Warranties of the Stockholder.
(a) Representations and Warranties. Each Stockholder represents and warrants to CIT as follows:
(i) Power and Authority; Consents. Each Stockholder has the requisite capacity and authority to enter into and perform his or her obligations under this Agreement. No filing with, and no permit, authorization, consent or approval of, any Governmental Entity is necessary on the part of such Stockholder for the execution, delivery and performance of this Agreement by such Stockholder or the consummation by the Stockholder of the transactions contemplated hereby.
(ii) Due Authorization. This Agreement has been duly executed and delivered by each Stockholder and, assuming the due authorization, execution and delivery of this Agreement by CIT, this Agreement constitutes the valid and binding agreement of the Stockholder, enforceable against the Stockholder in accordance with its terms (except in all cases as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies).
(iii) Non-Contravention. The execution and delivery of this Agreement by such Stockholder does not, and the performance by such Stockholder of his or her obligations hereunder and the consummation by such Stockholder of the transactions contemplated hereby will not, violate or conflict with, or constitute a default under, any agreement, instrument, contract or other obligation or any order, arbitration award, judgment or decree to which the Stockholder is a party or by which the Stockholder or his or her property or assets is bound, or any statute, rule or regulation to which the Stockholder or his or her property or assets is subject. Such Stockholder has not appointed or granted a proxy or power of attorney to any person with respect to any Shares that remains in effect. Except for this Agreement, such Stockholder is not a party to any voting agreement, voting trust or any other contract with respect to the voting, transfer or ownership of any Shares.
(iv) Ownership of Shares. Except as disclosed in any BancShares Reports and except for restrictions in favor of CIT pursuant to this Agreement and transfer restrictions of general applicability as may be provided under the Securities Act and the “blue sky” laws of the various States of the United States, each Stockholder owns, beneficially and of record, all of the Shares free and clear of any proxy, voting restriction, adverse claim, or other Lien, and has voting power with respect to the Shares with no restrictions on the Stockholder’s rights of voting or disposition pertaining thereto. As of the date hereof, the number of the Shares is set forth on Schedule A hereto.
(v) Legal Actions. There is no action, suit, investigation, complaint or other proceeding pending against such Stockholder or, to the knowledge of the Stockholder, any other person or, to the knowledge of such Stockholder, threatened against such Stockholder or any other person that restricts or prohibits (or, if successful, would restrict or prohibit) the exercise by CIT of its rights under this Agreement or the performance by such Stockholder of its obligations under this Agreement.
(vi) Reliance. The Stockholder understands and acknowledges that CIT is entering into the Merger Agreement in reliance upon the Stockholder’s execution and delivery of this Agreement and the representations and warranties of the Stockholder contained herein.
Section 4. Termination. This Agreement will terminate upon the earlier of (a) the Effective Time and (b) the date of termination of the Merger Agreement in accordance with its terms (the “Expiration Time”); provided, however, that (a) the obligations of each Stockholder under the last sentence of Section 1(a) shall survive for six (6) months following the termination of the Merger Agreement, and (b) this Section 4 and Section 5 shall survive the Expiration Time indefinitely; provided, further that no such termination or expiration shall relieve any party hereto from any liability for any intentional breach of this Agreement occurring prior to such termination.
Section 5. Miscellaneous.
(a) Expenses. All expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses.

(b) Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied or emailed (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):
(i) if to CIT to:

CIT Group Inc.
1 CIT Drive
Livingston, NJ 07039
Attention:	James R. Hubbard, General Counsel
E-mail:	James.Hubbard@cit.com

with a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
Attention:	H. Rodgin Cohen
Mitchell S. Eitel
Facsimile:	(212) 558-3588
Email:	cohenhr@sullcrom.com
eitelm@sullcrom.com

and

(ii) if to any Stockholder, addressed to it at the address set forth below such Stockholder’s signature hereto:

In each case, with copies, which shall not constitute notice, to:

First Citizens BancShares, Inc.
4300 Six Forks Road
Raleigh, North Carolina 27609
Attention:	Craig L. Nix
E-mail:	craig.nix@firstcitizens.com

Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.
150 Fayetteville Street, Suite 2300
Raleigh, North Carolina 27601
Attention:	Gerald F. Roach
E-mail:	groach@smithlaw.com
(c) Amendments, Waivers, Etc. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated except by an instrument in writing signed by each of the parties hereto.
(d) Successors and Assigns; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations contained herein shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

(e) No Partnership, Agency, or Joint Venture. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship between the parties hereto.
(f) Entire Agreement. This Agreement constitutes the entire agreement among the parties hereto relating to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.
(h) Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.
(i) Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and, accordingly, that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.
(j) Liability. The rights and obligations of each of the Stockholders under this Agreement shall be several and not joint. All references to actions to be taken by the Stockholders, or representations and warranties to be made, under this Agreement refer to actions to be taken or representations and warranties to be made by Stockholders acting severally and not jointly. Except for any liability for claims, losses, damages, liabilities or other obligations arising out of a Stockholder’s failure to perform its obligations hereunder, the parties agree that no Stockholder (in its capacity as a Stockholder of BancShares) will be liable for claims, losses, damages, liabilities or other obligations resulting from or relating to the Merger Agreement, including any breach by BancShares of the Merger Agreement, and that BancShares shall not be liable for claims, losses, damages, liabilities or other obligations resulting from or related to any Stockholder’s failure to perform its obligations hereunder.
(k) No Waiver. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.
(l) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law principles.
(m) Submission to Jurisdiction. Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal or state court of competent jurisdiction located in the State of Delaware (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 5(b).
(n) Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE

TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5(n).
(o) Drafting and Representation. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Articles, Sections or Schedules, such reference shall be to an Article or Section of or Schedule to this Agreement unless otherwise indicated. Headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The word “or” shall not be exclusive. References to “the date hereof” shall mean the date of this Agreement. This Agreement shall not be interpreted or construed to require any Person to take any action, or fail to take any action, if to do so would violate any applicable law. References to any statute or regulation refer to such statute or regulation as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under the statute) and references to any section of any statute or regulation include any successor to such section.
(p) Counterparts. This Agreement may be executed in counterparts (including by facsimile or other electronic means), all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.
(q) Capacity as a Stockholder. This Agreement shall apply to each Stockholder solely in such Stockholder’s capacity as a stockholder of BancShares and shall not apply in any manner to such Stockholder or any family member of such Stockholder in any capacity as a director or officer of BancShares or its Subsidiaries or in any other capacity (and shall not limit or affect any actions taken by such Stockholder or any family member of such Stockholder in the capacity of director or officer of BancShares or its Subsidiaries, and no such action taken by such Stockholder or any family member of such Stockholder in the capacity of director or officer of BancShares or its Subsidiaries shall be deemed to constitute a breach of this Agreement).
(r) Beneficial Ownership. As used in this Agreement, the term “beneficial ownership” has the meaning ascribed to such term in Rule 13d-3 under the Exchange Act. The terms “beneficially own”, “beneficially owned” and “beneficial owner” each have a correlative meaning.
[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed as of the date first written above.
CIT Group Inc.

By:	/s/ Ellen R. Alemany
	Name:	Ellen R. Alemany
	Title:	Chairwoman & Chief Executive Officer
[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed as of the date first written above.
/s/ Frank B. Holding, Jr.
Name: Frank B. Holding, Jr.

Address:
4300 Six Forks Road
Raleigh, NC 27609
[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed as of the date first written above.
/s/ Hope H. Bryant
Name: Hope H. Bryant

Address:
4300 Six Forks Road
Raleigh, NC 27609
[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed as of the date first written above.
/s/ Peter M. Bristow
Name: Peter M. Bristow

Address:
4300 Six Forks Road
Raleigh, NC 27609

/s/ Claire H. Bristow
Name: Claire H. Bristow

Address:
P.O. Box 1417
Smithfield, NC 27577
[Signature Page to Voting Agreement]

SCHEDULE A
Stockholder	Class A Common Shares Beneficially Owned	Class B Common Shares Beneficially Owned	Total Voting Power of Shares Beneficially Owned	% of Total Voting Power
Frank B. Holding, Jr.	570,349	145,738	2,902,157	11.66%
Hope Holding Bryant	498,505	102,405	2,136,985	8.58%
Peter M. Bristow	90,891	26,448	514,059	2.06%
Claire Holding Bristow	410,685	85,200	1,773.885	7.13%
Total	1,570,430	359,791	7,327,086	29.43%

ANNEX C

October 15, 2020
Board of Directors
First Citizens BancShares, Inc.
4300 Six Forks Road
Raleigh, NC 27609
Ladies and Gentlemen:
First Citizens BancShares, Inc. (“Phoenix”) and CIT Group Inc. (“Chariot”) are proposing to enter into an Agreement and Plan of Merger (the “Agreement”) pursuant to which, on the terms and subject to the conditions set forth therein, (i) at the Effective Time, FC Merger Subsidiary IX, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Phoenix will be merged with and into Chariot, with Chariot continuing as the surviving corporation (in such capacity, the “Interim Surviving Entity”); (ii) at the Second Step Effective Time, Phoenix will cause the Interim Surviving Entity to be, and the Interim Surviving Entity will be, merged with and into First-Citizens Bank & Trust Company (“FSB”), and FSB will continue as the surviving entity (in such capacity, the “Surviving Entity”) and (iii) immediately following the Second Step Effective Time, CIT Bank, National Association, a wholly owned subsidiary of Chariot, will merge with and into the Surviving Entity, and the Surviving Entity will continue as the surviving entity (such steps, collectively referred to herein as the “Merger”). As set forth in the Agreement, at the Effective Time, each share of Chariot Common Stock that is issued and outstanding immediately prior to the Effective Time, except for certain shares as set forth in the Agreement, shall be converted into the right to receive 0.062 (the “Exchange Ratio”) shares of Phoenix Class A Common Stock. Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Exchange Ratio to Phoenix.
Piper Sandler & Co. (“Piper Sandler”, “we” or “our”), as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed and considered, among other things: (i) a draft of the Agreement, dated October 15, 2020; (ii) a draft of the Employment Letter Agreement to be entered into between Ms. Ellen R. Alemany and First-Citizens Bank & Trust Company, a wholly-owned subsidiary of Phoenix, in connection with the Merger; (iii) certain publicly available financial statements and other historical financial information of Phoenix that we deemed relevant; (iv) certain publicly available financial statements and other historical financial information of Chariot that we deemed relevant; (v) certain internal financial projections for Phoenix for the years ending December 31, 2020, December 31, 2021 and December 31, 2022 with estimated long-term annual assets and net income to common stock growth rates for the years ending December 31, 2023, December 31, 2024 and December 31, 2025, as provided by the senior management of Phoenix, as well as an estimated dividend payout ratio for Phoenix for the years ending December 31, 2023, December 31, 2024 and December 31, 2025, as provided by the senior management of Phoenix; (vi) publicly available mean analyst earnings per share and dividends per share estimates for Chariot for the quarter ending December 31, 2020 and for the years ending December 31, 2021 and December 31, 2022 with an estimated annual long-term earnings per share growth rate for the years ending December 31, 2023, December 31, 2024 and December 31, 2025, as provided by the senior management of Phoenix, as well as estimated annual dividends per share for the years ending December 31, 2023, December 31, 2024 and December 31, 2025, as provided by the senior management of Phoenix; (vii) the pro forma financial impact of the Merger on Phoenix based on certain assumptions relating to transaction expenses, purchase accounting adjustments and cost savings, as well as the establishment of certain reserves for current expected credit losses (CECL) accounting standards, as provided by the senior management of Phoenix; (viii) the publicly reported historical price and trading activity for Phoenix Class A Common Stock and Chariot Common Stock, including a comparison of certain stock trading information for Phoenix Class A Common Stock and Chariot Common Stock and certain stock indices, as well as similar publicly available information for certain other companies, the securities of which are publicly traded; (ix) a comparison of certain financial and market information for Phoenix and Chariot with similar financial institutions for which information is publicly available; (x) the financial terms of certain recent business combinations in the bank and thrift industry (on a nationwide basis), to the extent publicly available; (xi) the current market environment generally and the banking environment in particular; and (xii) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of the senior management of Phoenix and its representatives the business, financial condition, results of operations and prospects of Phoenix and held similar discussions with certain members of the senior management of Chariot and its representatives regarding the business, financial condition, results of operations and prospects of Chariot.
In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by Phoenix or its representatives, or that was otherwise reviewed by us, and we have assumed such accuracy and completeness for purposes of rendering this opinion without any independent verification or investigation. We have further relied on the assurances of the senior management of Phoenix that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading in any respect material to our analyses. We have not been asked to undertake, and have not undertaken, an independent verification of any such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Phoenix or Chariot. We render no opinion on, or evaluation of, the collectability of any assets or the future performance of any loans of Phoenix or Chariot. We did not make an independent evaluation of the adequacy of the allowance for loan losses of Phoenix or Chariot, or the combined entity after the Merger, and we have not reviewed any individual credit files relating to Phoenix or Chariot. We have assumed, with your consent, that the respective allowances for loan losses for both Phoenix and Chariot are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.
In preparing its analyses, Piper Sandler used certain internal financial projections for Phoenix for the years ending December 31, 2020, December 31, 2021 and December 31, 2022 with estimated long-term annual assets and net income to common stock growth rates for the years ending December 31, 2023, December 31, 2024 and December 31, 2025, as provided by the senior management of Phoenix, as well as an estimated dividend payout ratio for Phoenix for the years ending December 31, 2023, December 31, 2024 and December 31, 2025, as provided by the senior management of Phoenix. In addition, Piper Sandler used publicly available mean analyst earnings per share and dividends per share estimates for Chariot for the quarter ending December 31, 2020 and for the years ending December 31, 2021 and December 31, 2022 with an estimated annual long-term earnings per share growth rate for the years ending December 31, 2023, December 31, 2024 and December 31, 2025, as provided by the senior management of Phoenix, as well as estimated annual dividends per share for the years ending December 31, 2023, December 31, 2024 and December 31, 2025, as provided by the senior management of Phoenix. Piper Sandler also received and used in its pro forma analyses certain assumptions relating to transaction expenses, purchase accounting adjustments and cost savings, as well as the establishment of certain reserves for current expected credit losses (CECL) accounting standards, as provided by the senior management of Phoenix. With respect to the foregoing information, the senior management of Phoenix confirmed to us that such information reflected (or, in the case of the publicly available analyst estimates referred to above, were consistent with) the best currently available projections, estimates and judgements of senior management as to the future financial performance of Phoenix and Chariot, respectively, and we assumed that the financial results reflected in such information would be achieved. We express no opinion as to such projections, estimates or judgements, or the assumptions on which they are based. We have also assumed that there has been no material change in Phoenix’s or Chariot’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analyses that Phoenix and Chariot will remain as going concerns for all periods relevant to our analyses.
We have also assumed, with your consent, that (i) each of the parties to the Agreement will comply in all material respects with all material terms and conditions of the Agreement and all related agreements required to effect the Merger, that all of the representations and warranties contained in such agreements are true and correct in all material respects, that each of the parties to such agreements will perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements are not and will not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Phoenix, Chariot, the Merger or any related transactions, and (iii) the Merger and any related transactions will be consummated in accordance with the terms of the Agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements. We express no opinion as to any legal, accounting or tax matters relating to the Merger and the other transactions contemplated by the Agreement.
Our opinion is necessarily based on financial, regulatory, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We express no opinion as to the trading value of Phoenix Class A Common Stock or Chariot Common Stock at any time, or what the value of Phoenix Class A Common Stock will be once it is actually received by the holders of Chariot Common Stock.
We have acted as Phoenix’s financial advisor in connection with the Merger. We will receive a fee for rendering this opinion, a portion of which is contingent upon consummation of the Merger. Phoenix has also agreed to indemnify us against certain claims and liabilities arising out of our engagement and to reimburse us for certain of our out-of-pocket expenses incurred in connection with our engagement. In the two years preceding the date of this opinion, Piper Sandler has provided certain other investment banking services to Phoenix. In summary, Piper Sandler acted as book-running manager in connection with Phoenix’s offer and sale of subordinated debt and preferred stock, which transactions occurred in February and March 2020 and for which Piper Sandler received an aggregate fee of approximately $5 million. Piper Sandler did not provide any investment banking services to Chariot in the two years preceding the date of this opinion. In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to Phoenix, Chariot and their respective affiliates. We may also actively trade the equity and debt securities of Phoenix, Chariot and their respective affiliates for our own account and for the accounts of our customers.
Our opinion is directed to the Board of Directors of Phoenix in connection with its consideration of the Agreement and the Merger and does not constitute a recommendation to any stockholder of Phoenix as to how any such stockholder should vote at any meeting of stockholders called to consider and vote upon the approval of the Agreement and the Merger or the issuance of Phoenix Class A Common Stock pursuant to the Agreement. Our opinion is directed only as to the fairness, from a financial point of view, of the Exchange Ratio to Phoenix and does not address the underlying business decision of Phoenix to engage in the Merger, the form or structure of the Merger or any other transactions contemplated in the Agreement, the relative merits of the Merger as compared to any other alternative transactions or business strategies that might exist for Phoenix or the effect of any other transaction in which Phoenix might engage. We also do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by any Phoenix officer, director or employee, or class of such persons, if any, relative to the amount of compensation to be received by any other stockholder, if any. This opinion has been approved by Piper Sandler’s fairness opinion committee. This opinion may not be reproduced without Piper Sandler’s prior written consent; provided, however, Piper Sandler will provide its consent for the opinion to be included in any regulatory filings, including the Joint Proxy Statement and the Form S-4, to be filed with the Securities and Exchange Commission and mailed to stockholders in connection with the Merger.
Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair to Phoenix from a financial point of view.
Very truly yours,

ANNEX D
October 15, 2020
The Board of Directors
CIT Group, Inc.
11 West 42nd Street,
New York, NY 10036
Members of the Board:
You have requested the opinion of Keefe, Bruyette & Woods, Inc. (“KBW” or “we”) as investment bankers as to the fairness, from a financial point of view, to the common stockholders of CIT Group, Inc. (“CIT”) of the Exchange Ratio (as defined below) in the proposed merger (the “Merger”) of FC Merger Subsidiary IX, Inc. (“Acquisition Sub”), a wholly owned subsidiary of FCB (as defined below) with and into CIT pursuant to the Agreement and Plan of Merger (the “Agreement”) to be entered into by and among CIT, First Citizens BancShares, Inc. (“First Citizens”), First-Citizens Bank & Trust Company, a wholly owned subsidiary of First Citizens (“FCB”), and Acquisition Sub. Pursuant to the Agreement and subject to the terms, conditions and limitations set forth therein, at the Effective Time (as defined in the Agreement), by virtue of the Merger and without any action on the part of First Citizens, CIT, or the holder of any securities of CIT or First Citizens, each share of common stock, par value $0.01 per share, of CIT (“CIT Common Stock”) issued and outstanding immediately prior to the Effective Time, except for shares of CIT Common Stock owned by CIT or First Citizens (in each case, other than shares of CIT Common Stock (i) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties, or (ii) held, directly or indirectly, by CIT or First Citizens in respect of debts previously contracted), shall be converted into the right to receive 0.06200 shares of the Class A common stock, par value $1.00 per share, of First Citizens (“First Citizens Class A Common Stock”). The ratio of 0.06200 shares of First Citizens Class A Common Stock for one share of CIT Common Stock is referred to herein as the “Exchange Ratio.” The terms and conditions of the Merger are more fully set forth in the Agreement.
The Agreement further provides that, as soon as reasonably practicable following the Effective Time, FCB will cause CIT to merge with and into FCB, with FCB remaining as the surviving company (the “Second Step Merger”). The Agreement further provides that, immediately following the Second Step Merger, CIT Bank, National Association (“CIT Bank”), a wholly-owned subsidiary of CIT, will merge with and into FCB, with FCB as the surviving entity, pursuant to a separate bank merger agreement (such transaction, the “Bank Merger”).
KBW has acted as financial advisor to CIT and not as an advisor to or agent of any other person. As part of our investment banking business, we are continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of banking enterprises. We and our affiliates, in the ordinary course of our and their broker-dealer businesses (and further to existing sales and trading relationships between each of KBW and a KBW broker-dealer affiliate and First Citizens), may from time to time purchase securities from, and sell securities to, CIT and First Citizens. In addition, as a market maker in securities, we and our affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of CIT or First Citizens for our and their own respective accounts and for the accounts of our and their respective customers and clients. KBW employees may also from time to time maintain individual positions in CIT and First Citizens. We have acted exclusively for the board of directors of CIT (the “Board”) in rendering this opinion and will receive a fee from CIT for our services. A portion of our fee is payable upon the rendering of this opinion, and a significant portion is contingent upon the successful completion of the Merger. In addition, CIT has agreed to indemnify us for certain liabilities arising out of our engagement.
In addition to this present engagement, in the past two years, KBW has provided investment banking or financial advisory services to CIT and received compensation for such services. KBW acted as (i) joint book-running manager for CIT’s August 2018 offering of senior unsecured notes, (ii) joint book-running manager for CIT Bank’s September 2019 offering of senior unsecured fixed-to-floating rate notes, (iii) senior co-manager for CIT’s November 2019 offering of preferred stock, (iv) senior co-manager for CIT’s November 2019 offering of fixed-to-fixed rate subordinated notes and (v) financial advisor to CIT in connection with its September 2020 disposition of its investment management and trust business. In the past two years, KBW has not provided investment banking or financial advisory services to First Citizens. We may in the future provide investment banking and financial advisory services to CIT or First Citizens and receive compensation for such services.
In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of CIT and First Citizens and bearing upon the Merger, including among other things, the following: (i) a draft of the Agreement dated October 15, 2020 (the most recent draft made available to us); (ii) the audited financial statements and the Annual Reports on Form 10-K for the three fiscal years ended December 31, 2019 of CIT; (iii) the unaudited quarterly financial statements and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2020 and June 30, 2020 of CIT and the preliminary unaudited quarterly financial statements for the quarter ended September 30, 2020 of CIT; (iv) the audited financial statements and Annual Reports on Form 10-K for the three fiscal years ended December 31, 2019 of First Citizens; (v) the unaudited quarterly financial statements and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2020 and June 30, 2020 of First Citizens and the preliminary unaudited quarterly financial statements for the quarter ended September 30, 2020 of First Citizens; (vi) certain regulatory filings of CIT and First Citizens and their respective subsidiaries, including the quarterly reports on Form FR Y-9C and call reports filed with respect to each quarter during the three-year period ended December 31, 2019 as well as the quarters ended March 31, 2020 and June 30, 2020; (vii) certain other interim reports and other communications of CIT and First Citizens to their respective shareholders; and (x) other financial information concerning the businesses and operations of CIT and First Citizens that was furnished to us by CIT and First Citizens or which we were otherwise directed to use for purposes of our analyses. Our consideration of financial information and other factors that we deemed appropriate under the circumstances or relevant to our analyses included, among others, the following: (i) the historical and current financial position and results of operations of CIT and First Citizens; (ii) the assets and liabilities of CIT and First Citizens; (iii) a comparison of certain financial and stock market information for CIT and First Citizens with similar information for certain other companies the securities of which are publicly traded; (iv) financial and operating forecasts and projections of CIT that were prepared by CIT management, provided to and discussed with us by CIT management, which forecasts were adjusted based on your guidance and used and relied upon by us at the direction of such management and with the consent of the Board; (v) certain financial projections with respect to CIT that were primarily derived from a consensus of selected Wall Street equity research financial forecasts identified by the management of CIT, which forecasts were extrapolated for certain fiscal years based on CIT’s guidance that were provided to and discussed with us by CIT management, and used and relied upon by us at the direction of such management and with the consent of the Board (such forecasts and extrapolations thereof, the “CIT Street Forecasts”); (vi) financial and operating forecasts and projections of First Citizens that were prepared by First Citizens management, provided to and discussed with us by First Citizens management, and used and relied upon by us based on such discussions, at the direction of CIT management and with the consent of the Board; (vii) estimates regarding certain pro forma financial effects of the Merger on First Citizens (including, without limitation, the cost savings and related expenses expected to result or be derived from the Merger) that were prepared by First Citizens management, provided to and discussed with us by First Citizens management, and used and relied upon by us based on such discussions, at the direction of CIT management and with the consent of the Board; and (viii) certain third party economic forecasts and loan review reports. We have also performed such other studies and analyses as we considered appropriate and have taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. We have also participated in discussions held by the managements of CIT and First Citizens regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as we have deemed relevant to our inquiry. In addition, we have considered the results of the efforts undertaken by CIT, with our assistance, to solicit indications of interest from third parties regarding a potential transaction with CIT.
In conducting our review and arriving at our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was provided to us or that was publicly available and we have not independently verified the accuracy or completeness of any such information or assumed any responsibility or liability for such verification, accuracy or completeness. We have relied upon the management of CIT as to the reasonableness and achievability of the financial and operating forecasts and projections of CIT and the CIT Street Forecasts, all as referred to above (and the assumptions and bases for all such information), and we have assumed that all such information has been reasonably prepared on a basis reflecting, or in the case of the CIT Street Forecasts referred to above that such forecasts are consistent with, the best currently available estimates and judgments of such management and that the forecasts, projections and estimates reflected in such information will be realized in the amounts and in the time periods currently estimated by such management. We have further relied upon First Citizens management, with the consent of CIT, as to the reasonableness and achievability of the financial and operating forecasts and projections of First Citizens and the estimates regarding certain pro forma financial effects of the Merger on First Citizens (including, without limitation, the cost savings and related expenses expected to result or be derived from the Merger), all as referred to above (and the assumptions and bases for all such information), and we have assumed that all such information has been reasonably prepared on a basis reflecting the best currently available estimates and judgments of First Citizens management and that the forecasts, projections and estimates reflected in such information will be realized in the amounts and in the time periods currently estimated by such management.
It is understood that the foregoing financial information of CIT and First Citizens that was provided to us was not prepared with the expectation of public disclosure and that the foregoing financial information has been based on numerous variables and assumptions that are inherently uncertain (including, without limitation, factors related to general economic and competitive conditions and, in particular, assumptions regarding the ongoing COVID-19 pandemic) and, accordingly, actual results could vary significantly from those set forth in such information. We have assumed, based on discussions with the respective managements of CIT and First Citizens and with the consent of the Board, that all such information provides a reasonable basis upon which we could form our opinion and we express no view as to any such information or the assumptions or bases therefor. Among other things, such information have assumed that the ongoing COVID-19 pandemic could have a significant adverse impact on CIT and First Citizens. We have relied on all such information without independent verification or analysis and do not in any respect assume any responsibility or liability for the accuracy or completeness thereof.
We also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either CIT or First Citizens since the date of the last financial statements of each such entity that were made available to us. We are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed, without independent verification and with your consent, that the aggregate allowances for loan and lease losses for CIT and First Citizens are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of CIT or First Citizens, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor have we examined any individual loan or credit files, nor did we evaluate the solvency, financial capability or fair value of CIT or First Citizens under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Such estimates are inherently subject to uncertainty and should not be taken as our view of the actual value of any companies or assets.
We have assumed, in all respects material to our analyses, the following: (i) that the Merger and any related transactions (including, without limitation, the Second Step Merger and the Bank Merger) will be completed substantially in accordance with the terms set forth in the Agreement (the final terms of which we have assumed will not differ in any respect material to our analyses from the draft reviewed by us and referred to above) with no adjustments to the Exchange Ratio and with no other consideration or payments in respect of CIT Common Stock; (ii) that the representations and warranties of each party in the Agreement and in all related documents and instruments referred to in the Agreement are true and correct; (iii) that each party to the Agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents; (iv) that there are no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the Merger or any related transactions and that all conditions to the completion of the Merger and any related transaction will be satisfied without any waivers or modifications to the Agreement or any of the related documents; and (v) that in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the Merger and any related transaction, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of CIT, First Citizens or the pro forma entity, or the contemplated benefits of the Merger, including without limitation the cost savings and related expenses expected to result or be derived from the Merger. We have assumed that the Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. We have further been advised by representatives of CIT that CIT has relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to CIT, First Citizens, the Merger and any related transaction and the Agreement. KBW has not provided advice with respect to any such matters.
This opinion addresses only the fairness, from a financial point of view, as of the date hereof, of the Exchange Ratio in the Merger to the holders of CIT Common Stock. We express no view or opinion as to any other terms or aspects of the Merger or any term or aspect of any related transaction (including the Second Step Merger and the Bank Merger), including, without limitation, the form or structure of the Merger or any such related transaction, any consequences of the Merger or any such related transaction to CIT, its shareholders, creditors or otherwise, the treatment of CIT’s outstanding preferred stock in the Merger, or any terms, aspects, merits or implications of any employment, consulting, voting, support, shareholder or other agreements, arrangements or understandings contemplated or entered into in connection with the Merger or otherwise. Our financial analysis did not take into account any potential differences in the value of the First Citizens Class A Common Stock and Class B common stock, par value $1.00 per share, of First Citizens as a result of the different terms thereof. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof. As you are aware, there is currently widespread disruption, extraordinary uncertainty and unusual volatility arising from the effects of the COVID-19 pandemic, including the effect of evolving governmental interventions and non-interventions. It is understood that subsequent developments may affect the conclusion reached in this opinion and that KBW does not have an obligation to update, revise or reaffirm this opinion. Our opinion does not address, and we express no view or opinion with respect to, (i) the underlying business decision of CIT to engage in the Merger or enter into the Agreement; (ii) the relative merits of the Merger as compared to any strategic alternatives that are, have been or may be available to or contemplated by CIT or the Board; (iii) the fairness of the amount or nature of any compensation to any of CIT’s officers, directors or employees, or any class of such persons, relative to the compensation to the holders of CIT Common Stock; (iv) the effect of the Merger or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of CIT (other than the holders of CIT Common Stock, solely with respect to the Exchange Ratio as described herein and not relative to the consideration to be received by holders of any other class of securities) or holders of any class of securities of First Citizens or any other party to any transaction contemplated by the Agreement; (v) the actual value of First Citizens Class A Common Stock to be issued in the Merger; (vi) the prices, trading range or volume at which CIT Common Stock or First Citizens Class A Common Stock will trade following the public announcement of the Merger or the prices, trading range or volume at which First Citizens Class A Common Stock will trade following the consummation of the Merger; (vii) any advice or opinions provided by any other advisor to any of the parties to the Merger or any other transaction contemplated by the Agreement; or (viii) any legal, regulatory, accounting, tax or similar matters relating to CIT, First Citizens, their respective shareholders, or relating to or arising out of or as a consequence of the Merger or any related transaction (including the Second Step Merger and the Bank Merger), including whether or not the Merger will qualify as a tax-free reorganization for United States federal income tax purposes.
This opinion is for the information of, and is directed to, the Board (in its capacity as such) in connection with its consideration of the financial terms of the Merger. This opinion does not constitute a recommendation to the Board as to how it should vote on the Merger, or to any holder of CIT Common Stock or any shareholder of any other entity as to how to vote in connection with the Merger or any other matter, nor does it constitute a recommendation regarding whether or not any such shareholder should enter into a voting, shareholders’, or affiliates’ agreement with respect to the Merger or exercise any dissenters’ or appraisal rights that may be available to such shareholder.
This opinion has been reviewed and approved by our Fairness Opinion Committee in conformity with our policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio in the Merger is fair, from a financial point of view, to the holders of CIT Common Stock.
Very truly yours,

Keefe, Bruyette & Woods, Inc.

ANNEX E
October 15, 2020
Board of Directors
CIT Group, Inc.
11 West 42nd Street
New York, NY 10036
Members of the Board:
We understand that CIT Group Inc. (“CIT”), First Citizens BancShares, Inc. (“First Citizens”), First-Citizens Bank & Trust Company, a wholly owned subsidiary of First Citizens (“FCB”), and FC Merger Subsidiary IX, Inc., a wholly owned subsidiary of FCB (“Acquisition Sub”) propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated October 15, 2020 (the “Merger Agreement”), which provides, among other things, for (1) the merger (the “Merger”) of Acquisition Sub with and into CIT, with CIT remaining as the surviving company and (2) as soon as reasonably practicable following the Effective Time (as defined in the Merger Agreement), the merger (the “Second Step Merger”) of CIT with and into FCB, with FCB remaining as the surviving company. Pursuant to the Merger, each outstanding share of common stock, par value $0.01 per share, of CIT (the “CIT Common Stock”), other than shares held by CIT or First Citizens (in each case other than shares of CIT Common Stock (i) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties or (ii) held, directly or indirectly, by CIT or First Citizens in respect of debts previously contracted) (collectively, the “Excluded Shares”), will be converted into the right to receive 0.06200 shares (the “Exchange Ratio”) of Class A common stock, par value $1.00 per share, of First Citizens (the “First Citizens Common Stock”), subject to adjustment in certain circumstances (the “Consideration”).
The Merger Agreement further provides that, immediately following the Second Step Merger, CIT Bank, National Association, a wholly-owned subsidiary of CIT, will merge with and into FCB, with FCB as the surviving entity, pursuant to a separate bank merger agreement (such transaction, the “Bank Merger”). The terms and conditions of the Merger are more fully set forth in the Merger Agreement.
You have asked for our opinion as to whether the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to the holders of shares of CIT Common Stock (other than holders of the Excluded Shares).
For purposes of the opinion set forth herein, we have:
1)	Reviewed certain publicly available financial statements and other business and financial information of CIT and First Citizens, respectively;
2)	Reviewed certain internal financial statements and other financial and operating data concerning CIT and First Citizens, respectively;
3)	Reviewed certain financial projections prepared or furnished to us by the managements of CIT and First Citizens, respectively;
4)	Reviewed information relating to certain strategic, financial and operational benefits anticipated from the Merger, prepared by the managements of CIT and First Citizens, respectively;
5)
Discussed the past and current operations and financial condition and the prospects of CIT, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of CIT;

6)
Discussed the past and current operations and financial condition and the prospects of First Citizens, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of First Citizens;

7)	Reviewed the pro forma impact of the Merger on First Citizens’ earnings per share, cash flow, consolidated capitalization and certain financial ratios;

8)	Reviewed the reported prices and trading activity for CIT Common Stock and First Citizens Common Stock;
9)
Compared the financial performance of CIT and First Citizens and the prices and trading activity of CIT Common Stock and First Citizens Common Stock with that of certain other publicly-traded companies comparable with CIT and First Citizens, respectively, and their securities;

10)	Participated in certain discussions and negotiations among representatives of CIT and First Citizens and certain parties and their financial and legal advisors;
11)	Reviewed certain consultants’ reports relating to the assets of CIT and First Citizens prepared by the consultants to CIT and First Citizens (the “Consultant Reports”);
12)	Reviewed the Merger Agreement and certain related documents; and
13)	Performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.
We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by CIT and First Citizens, and formed a substantial basis for this opinion.
At your direction, our analysis relating to the business and financial prospects for CIT for purposes of this opinion have been made on the basis of (i) certain financial projections with respect to CIT prepared by the management of CIT, which forecasts were adjusted based on your guidance and approved by you for our use (the “CIT Financial Projections”) and (ii) certain financial projections with respect to CIT that were primarily derived from a consensus of selected Wall Street equity research financial forecasts identified by the management of CIT, which forecasts were extrapolated for certain fiscal years based on your guidance and approved by you for our use (such forecasts and extrapolations thereof, the “CIT Street Forecasts”). At your direction, our analysis relating to the business and financial prospects for First Citizens for purposes of this opinion have been made on the basis of certain financial projections with respect to First Citizens prepared by the management of First Citizens and approved by you for our use (the “First Citizens Financial Projections”). We have been advised by CIT and First Citizens, and have assumed, with your consent, that the CIT Financial Projections and the First Citizens Financial Projections, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, reflect the best currently available estimates of the future financial performance of CIT and First Citizens, respectively, and the CIT Street Forecasts are reasonable bases upon which to evaluate the business and financial prospects of CIT. We express no view as to the CIT Financial Projections, the First Citizens Financial Projections or the CIT Street Forecasts or the assumptions on which they were based, including the selection of the equity research financial forecasts from which the CIT Street Forecasts were derived.
In addition, we have assumed that the Merger, the Second Step Merger and the Bank Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the Merger will be treated as a tax-free reorganization, pursuant to the Internal Revenue Code of 1986, as amended, and that the definitive Merger Agreement will not differ in any material respect from the draft thereof furnished to us. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Merger. We are not legal, tax, or regulatory advisors. We are not experts in the evaluation of allowance for loan losses, and we have neither made an independent evaluation of the adequacy of the allowance for loan losses at CIT or First Citizens, nor have we examined any individual loan credit files of CIT or First Citizens or been requested to conduct such a review, and, as a result, we have assumed that the aggregate allowances for loan losses of CIT and First Citizens are adequate. We are financial advisors only and have relied upon, without independent verification, the assessment of First Citizens and CIT and their legal, tax, or regulatory advisors with respect to legal, tax, or regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of CIT’s officers, directors or employees, or any class of such persons, relative to the Consideration to be paid to the holders of shares of CIT Common Stock in the transaction. We have not made any independent valuation or appraisal of the assets or liabilities of CIT or First Citizens, nor have we been furnished with any such valuations or appraisals other than the Consultant Reports, upon which we have relied without independent verification. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.
This opinion does not address the relative merits of the transactions contemplated by the Merger Agreement as compared to any other alternative business transaction, or other business or financial strategies that might be available to CIT, nor does it address the underlying business decision of CIT to enter into the Merger Agreement or proceed with the transactions contemplated by the Merger Agreement.
We have acted as financial advisor to the Board of Directors of CIT in connection with this transaction and will receive a fee for our services, a significant portion of which is contingent upon the closing of the Merger. In the two years prior to the date hereof, we have provided financing services for CIT and have received fees in connection with such services. Morgan Stanley may also seek to provide financial advisory and financing services to First Citizens and CIT and their respective affiliates in the future and would expect to receive fees for the rendering of these services.
Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of First Citizens, CIT, or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.
This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of CIT and may not be used for any other purpose or disclosed without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing CIT is required to make with the Securities and Exchange Commission in connection with this transaction if such inclusion is required by applicable law. In addition, this opinion does not in any manner address the prices at which First Citizens Common Stock will trade following consummation of the Merger or at any time and Morgan Stanley expresses no opinion or recommendation as to how the shareholders of First Citizens and CIT should vote at the shareholders’ meetings to be held in connection with the Merger.
Based on and subject to the foregoing, we are of the opinion on the date hereof that the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to the holders of shares of CIT Common Stock (other than holders of the Excluded Shares).
Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/s/ John Esposito
John Esposito
Managing Director

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20.	Indemnification of Directors and Officers
Under Title 8, Section 102 (“Section 102”) of the General Corporation Law of the State of Delaware (the “DGCL”), a corporation may eliminate the personal liability of its directors to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law, or obtained an improper personal benefit. First Citizens’ Restated Certificate of Incorporation, as amended (the “Restated Certificate”), provides that none of our directors shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that Section 102 prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.
Under Title 8, Section 145 of the DGCL (“Section 145”), a corporation has the power to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (a “Proceeding”), other than an action by or in the right of the corporation, by reason of the fact that the person is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by the person in connection with the Proceeding, provided that the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that the person’s conduct was unlawful.
In the case of threatened, pending, or completed Proceedings by or in the right of the corporation to procure a judgment in the corporation’s favor, the corporation has the power to indemnify a person described above against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of the Proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation. However, no indemnification shall be made in respect of any claim, issue, or matter as to which the person is adjudged to be liable to the corporation unless and only to the extent that the court in which the Proceeding was brought determines upon application that, despite the adjudication of liability, but in view of all of the circumstances of the case, the person is fairly and reasonably entitled to indemnity for expenses which the court deems proper.
To the extent that a present or former director or officer of a corporation is successful on the merits or otherwise in defense of any Proceeding referred to above, or in defense of any claim, issue, or matter therein, he or she shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith.
The indemnification and advancement of expenses provided by, or granted pursuant to, Section 145, unless otherwise provided when authorized or ratified, will continue as to a person who has ceased to be a director, officer, employee, or agent and will inure to the benefit of the person’s heirs, executors, and administrators.
Unless ordered by a court, any indemnification under Section 145 shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee, or agent is proper in the circumstances because the person has met the applicable standard of conduct. That determination shall be made, with respect to a person who is a director or officer of the corporation, at the time of such determination: (1) by a majority vote of the directors who are not parties to the Proceeding, even though less than a quorum; (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum; (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion; or (4) by the corporation’s stockholders.
Expenses (including attorneys’ fees) incurred by an officer or director in defending any Proceeding may be paid by the corporation in advance of the final disposition of the Proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it ultimately is determined that he or she is not entitled to be indemnified. Expenses (including attorneys’ fees) incurred by former directors and officers or other employees, and agents, or by persons serving at the request of the corporation as directors, officers, employees, or agents of another corporation, partnership, joint venture, trust, or other enterprise, may be paid upon terms and conditions, if any, as the corporation deems appropriate.
Indemnification and advancement of expenses provided by or granted under Section 145 are not exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in a person’s official capacity and as to action in another capacity while holding such office.
References in Section 145 to “the corporation” include, in addition to the resulting corporation, any constituent corporation absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, employees and agents. As a result, any person who is or was a director, officer, employee, or agent of such a constituent corporation, or is or was serving at the request of the constituent corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, will stand in the same position under Section 145 with respect to the resulting or surviving corporation as that person would have with respect to the constituent corporation if its separate existence had continued.
The Restated Certificate provides that First Citizens shall, to the full extent permitted by Section 145, indemnify all persons whom it may indemnify pursuant thereto. First Citizens’ Amended and Restated Bylaws (the “Bylaws”) provide that First Citizens shall indemnify and hold harmless, to the fullest extent permitted by applicable law, any person who was or is made or is threatened to be made a party or is otherwise involved in any Proceeding by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director, officer, or employee of First Citizens or, while a director, officer, or employee of First Citizens, is or was serving at the request of First Citizens as a director, officer, employee, or agent of another corporation or of a partnership, joint venture, trust, enterprise, or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees, judgments, fines, taxes, including ERISA excise taxes, or penalties, and amounts paid in settlement) reasonably incurred by such person. Such indemnification will continue as to any such person who has ceased to be a director, officer, employee, or agent and inure to the benefit of his or her heirs, executors, and administrators.
The Bylaws provide that First Citizens shall, to the fullest extent not prohibited by applicable law, pay the expenses (including attorneys’ fees) incurred by any of the foregoing persons in defending any Proceeding in advance of its final disposition, provided, however, that, to the extent required by law, any such advance payment of expenses shall be made only upon receipt of an undertaking by the person to repay all amounts advanced if it ultimately is determined that he or she is not entitled to be indemnified.
The Bylaws do not limit the right of First Citizens, to the extent and in the manner permitted by law, to indemnify and advance expenses to other persons when and as authorized by appropriate corporate action. Further, the rights conferred on any person under the Bylaws are not exclusive of any other rights the person may have or acquire under any statute, provision of the Restated Certificate or Bylaws, agreement, vote of stockholders or disinterested directors, or otherwise.
First Citizens’ obligation, if any, to indemnify or to advance expenses to any person who was or is serving at First Citizens’ request as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, enterprise, or nonprofit entity shall be reduced by any amount the person may collect as indemnification or advancement of expenses from such other corporation, partnership, joint venture, trust, enterprise, or non-profit enterprise.
Under Section 145, a person’s right to indemnification or to advancement of expenses arising under a provision of the Restated Certificate or Bylaws shall not be eliminated or impaired by an amendment to the Restated Certificate or the Bylaws after the occurrence of the act or omission that is the subject of the Proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of the act or omission explicitly authorizes such elimination or impairment after the action or omission has occurred.
A corporation has the power to purchase and maintain insurance on behalf of any person who is or was its director, officer, employee, or agent, or is or was serving at its request as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against any liability asserted against and incurred by the person in any such capacity, or arising out of the person’s status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145. First Citizens has purchased a policy of liability insurance that covers its directors and officers up to the limits prescribed therein.
Item 21.	Exhibits and Financial Statement Schedules
(a)	The following exhibits are filed herewith or incorporated herein by reference:
Exhibit No.	Description
2.1
Agreement and Plan of Merger, dated as of October 15, 2020, by and among CIT Group Inc., First Citizens BancShares, Inc., FC Merger Subsidiary IX, Inc., CIT Bank, N.A. and First-Citizens Bank & Trust Company (attached as Annex A to the joint proxy statement/prospectus forming a part of this Registration Statement)

3.1	Restated Certificate of Incorporation of the Registrant, as amended (incorporated by reference to Exhibit 3.1 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2014)

3.2	Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K dated July 28, 2015, filed on July 30, 2015)

4.1	Specimen Class A Common Stock Certificate of the Registrant (incorporated by reference to Exhibit 4.1 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2008)

4.2	Form of Certificate Representing Shares of First Citizens BancShares, Inc.’s Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series B

4.3	Form of Certificate of Designations of Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series B

4.4	Form of Certificate Representing Shares of First Citizens BancShares, Inc.’s 5.625% Non-Cumulative Perpetual Preferred Stock, Series C

4.5	Form of Certificate of Designations of 5.625% Non-Cumulative Perpetual Preferred Stock, Series C

5.1	Opinion of Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P. as to validity of the securities being registered

8.1	Opinion of Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P. regarding certain U.S. income tax aspects of the mergers

8.2	Opinion of Sullivan & Cromwell LLP regarding certain U.S. income tax aspects of the mergers

23.1	Consent of Dixon Hughes Goodman LLP

23.2	Consent of Deloitte & Touche LLP

23.3	Consent of PricewaterhouseCoopers LLP

23.4	Consent of Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P. (included as part of its opinion filed as Exhibit 5.1)

23.5	Consent of Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P. (included as part of its opinion filed as Exhibit 8.1)

Exhibit No.	Description

23.6	Consent of Sullivan & Cromwell LLP (included as part of its opinion filed as Exhibit 8.2)

24.1	Powers of Attorney of Directors and Officers of First Citizens BancShares, Inc.**

99.1	Form of Proxy of First Citizens BancShares, Inc.

99.2	Form of Proxy of CIT Group Inc.

99.3	Consent of Keefe, Bruyette & Woods, Inc.**

99.4	Consent of Piper Sandler & Co.**

99.5	Consent of Morgan Stanley & Co. LLC

99.6	Consent of Ellen R. Alemany**

99.7	Consent of Vice Admiral John R. Ryan, USN (Ret.)

99.8	Consent of Michael A. Carpenter
**	Previously filed.
Item 22.	Undertakings
The undersigned Registrant hereby undertakes:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
(ii)
to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)
to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)
That, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities, in a primary offering of securities of the undersigned

Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424, (ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant, (iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant, and (iv) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.
(5)
That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)
That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(7)
That every prospectus (i) that is filed pursuant to paragraph (5) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(8)
To respond to requests for information that is incorporated by reference into this prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one (1) business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; this includes information contained in documents filed subsequent to the effective date of this registration statement through the date of responding to the request.

(9)
To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

(10)
Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable. In the event a claim of indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in a successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES
Pursuant to the requirements of the Securities Act, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Raleigh, State of North Carolina, on December 21, 2020.
FIRST CITIZENS BANCSHARES, INC.

By:	/s/ Frank B. Holding, Jr.
Name:	Frank B. Holding, Jr.
Title:	Chairman and Chief Executive Officer
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on December 21, 2020.
Signature	Title
/s/ Frank B. Holding, Jr.	Chairman and Chief Executive Officer; Director (Principal executive officer)
(Frank B. Holding, Jr.)

/s/ Craig L. Nix	Chief Financial Officer (Principal financial officer and principal accounting officer)
(Craig L. Nix)

*	Director
(John M. Alexander, Jr.)

*	Director
(Victor E. Bell III)

*	Director
(Peter M. Bristow)

*	Director
(Hope H. Bryant)

*	Director
(H. Lee Durham, Jr.)

Signature	Title
*	Director
(Daniel L. Heavner)

*	Director
(Robert R. Hoppe)

*	Director
(Floyd L. Keels)

*	Director
(Robert E. Mason IV)

*	Director
(Robert T. Newcomb)
*By:	/s/ Craig L. Nix
Name:	Craig L. Nix
Title:	Attorney-in-fact